FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July 2012

Commission File Number: 001-14930

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .).

This Report on Form 6-K with respect to our Interim Financial Statements and Notes thereon for the six-month period ended June 30, 2012 is hereby incorporated by reference in the following HSBC Holdings plc registration statements: file numbers 333-10474, 333-92024, 333-102027, 333-103887, 333-104203, 333-109288, 333-113427, 333-127327, 333-126531, 333-135007, 333-143639, 333-145859, 333-155338, 333-158054, 333-158065, 333-162565, 333-17025, 333-176732 and 333-180288.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:	/s/ Iain J Mackay
Name: Iain J Mackay
Title: Group Finance Director
Date: 30 July 2012

HSBC HOLDINGS PLC

Interim Report 2012

Certain defined terms

Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’, the ‘Group’, ‘we’, ‘us’ and ‘our’ refer to HSBC Holdings together with its subsidiaries. Within this document, the Hong Kong Special Administrative Region of the People’s Republic of China is referred to as ‘Hong Kong’. When used in the terms ‘shareholders’ equity’ and ‘total shareholders’ equity’, ‘shareholders’ means holders of HSBC Holdings ordinary shares and those preference shares classified as equity. The abbreviations ‘US$m’ and ‘US$bn’ represent millions and billions (thousands of millions) of US dollars, respectively.

Interim financial statements and notes

HSBC’s Interim Consolidated Financial Statements and Notes thereon, as set out on pages 211 to 263, have been prepared in accordance with the Disclosure Rules and Transparency Rules of the Financial Services Authority and International Accounting Standard (‘IAS’) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the European Union (‘EU’). The consolidated financial statements of HSBC at 31 December 2011 were prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the IASB, and as endorsed by the EU. EU-endorsed IFRSs may differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2011, there were no unendorsed standards effective for the year ended 31 December 2011 affecting the consolidated financial statements at that date, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC’s financial statements for the year ended 31 December 2011 were prepared in accordance with IFRSs as issued by the IASB. At 30 June 2012, there were no unendorsed standards effective for the period ended 30 June 2012 significantly affecting these interim consolidated financial statements, and there was no significant difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC.

HSBC uses the US dollar as its presentation currency because the US dollar and currencies linked to it form the major currency bloc in which HSBC transacts and funds its business. Unless otherwise stated, the information presented in this document has been measured in accordance with IFRSs.

Except where stated otherwise, commentaries are on a constant currency basis as reconciled on page 14. When reference is made to ‘underlying’ or ‘underlying basis’ in commentaries, comparative information has been expressed at constant currency, eliminating the impact of fair value movements in respect of credit spread changes on HSBC’s own debt and adjusted for the effects of acquisitions and disposals as reconciled on page 16.

1	Detailed contents are provided on the referenced pages.

Who we are and what we do

HSBC is one of the world’s largest banking and financial services organisations. With around 6,900 offices in both established and faster-growing markets, we aim to be where the growth is, connecting customers to opportunities, enabling businesses to thrive and economies to prosper, and ultimately helping people to fulfil their hopes and realise their ambitions.

We serve around 60 million customers through our four global businesses: Retail Banking and Wealth Management, Commercial Banking, Global Banking and Markets, and Global Private Banking. Our network covers 84 countries and territories in six geographical regions: Europe, Hong Kong, Rest of Asia-Pacific, Middle East and North Africa, North America and Latin America. Our aim is to be acknowledged as the world’s leading international bank.

Listed on the London, Hong Kong, New York, Paris and Bermuda stock exchanges, shares in HSBC Holdings plc are held by about 221,000 shareholders in 134 countries and territories.

Highlights

•	Profit before tax up 11% to US$12.7bn on a reported basis.

•	Underlying pre-tax profit down 3% to US$10.6bn.

•	Strong performance in faster-growing regions, higher revenue in Hong Kong, Rest of Asia-Pacific and Latin America.

•	Achieved additional sustainable cost savings of US$0.8bn.

•	Core tier 1 capital ratio increased during the period from 10.1% at the end of 2011 to 11.3%.

Cover image

A Chinese ship in Brazil’s largest port, Santos, illustrates the growing trade links between the two countries. China is today Brazil’s largest trading partner, with HSBC financing an increasing share of that trade.

HSBC HOLDINGS PLC

Overview

Financial highlights

Earnings per share	Dividends per share[1]	Net assets per share

US$0.45 – down 12%	US$0.23	US$8.73

30 June 2011: US$0.51	30 June 2011: US$0.21	30 June 2011: US$8.59
31 December 2011: US$0.41	31 December 2011: US$0.18	31 December 2011: US$8.48

For the period

Profit before taxation	Underlying profit before taxation	Total operating income

US$12,737m – up 11%	US$10,608m – down 3%	US$43,672m – up 3%

30 June 2011: US$11,474m	30 June 2011: US$10,968m	30 June 2011: US$42,311m
31 December 2011: US$10,398m	31 December 2011: US$5,806m	31 December 2011: US$41,150m

Net operating income before loan impairment charges and other credit risk provisions	Profit attributable to ordinary shareholders of the parent company

US$36,897m – up 3%	US$8,152m – down 9%

30 June 2011: US$35,694m	30 June 2011: US$8,929m
31 December 2011: US$36,586m	31 December 2011: US$7,295m

At the period-end

Loans and advances to customers	Customer accounts	Ratio of customer advances to customer accounts

US$975bn – up 4%	US$1,278bn – up 2%	76.3%

30 June 2011: US$1,038bn	30 June 2011: US$1,319bn	30 June 2011: 78.7%
31 December 2011: US$940bn	31 December 2011: US$1,254bn	31 December 2011: 75.0%

Total equity	Average total shareholders’ equity to average total assets	Risk-weighted assets

US$174bn – up 5%	5.9%	US$1,160bn – down 4%

30 June 2011: US$168bn	30 June 2011: 5.7%	30 June 2011: US$1,169bn
31 December 2011: US$166bn	31 December 2011: 5.6%	31 December 2011: US$1,210bn

Capital ratios

Core tier 1 ratio	Tier 1 ratio	Total capital ratio

11.3%	12.7%	15.1%

30 June 2011: 10.8%	30 June 2011: 12.2%	30 June 2011: 14.9%
31 December 2011: 10.1%	31 December 2011: 11.5%	31 December 2011: 14.1%

Percentage growth rates compare with figures at 30 June 2011 for income statement items and 31 December 2011 for balance sheet items.

HSBC HOLDINGS PLC

Overview (continued)

Performance ratios (annualised)

Credit coverage ratios

Loan impairment charges to total operating income	Loan impairment charges to average gross customer advances	Total impairment allowances to impaired loans at period-end

10.4%	1.0%	42.3%

30 June 2011: 11.8%	30 June 2011: 1.0%	30 June 2011: 42.5%[2]
31 December 2011: 15.9%	31 December 2011: 1.3%	31 December 2011: 42.3%

Return ratios

Return on average ordinary shareholders’ equity[3]	Return on average invested capital[4]	Post-tax return on average total assets	Pre-tax return on average risk-weighted assets

10.5%	9.9%	0.7%	2.1%

30 June 2011: 12.3%	30 June 2011: 11.4%	30 June 2011: 0.7%	30 June 2011: 2.0%
31 December 2011: 9.5%	31 December 2011: 8.9%	31 December 2011: 0.6%	31 December 2011: 1.7%

Efficiency and revenue mix ratios

Cost efficiency ratio[5]	Net interest income to total operating income	Net fee income to total operating income	Net trading income to total operating income

57.5%	44.4%	19.0%	10.3%

30 June 2011: 57.5%	30 June 2011: 47.8%	30 June 2011: 20.8%	30 June 2011: 11.4%
31 December 2011: 57.5%	31 December 2011: 49.6%	31 December 2011: 20.3%	31 December 2011: 4.1%

Share information at the period-end

		Closing market price
US$0.50 ordinary shares in issue	Market capitalisation	London	Hong Kong	American Depositary Share[6]

18,164m	US$160bn	£5.61	HK$68.55	US$44.13

30 Jun 2011: 17,818m	30 Jun 2011: US$177bn	30 Jun 2011: £6.18	30 Jun 2011: HK$77.05	30 Jun 2011: US$49.62
31 Dec 2011: 17,868m	31 Dec 2011: US$136bn	31 Dec 2011: £4.91	31 Dec 2011: HK$59.00	31 Dec 2011: US$38.10

		Total shareholder return[7]
		Over 1 year	Over 3 years	Over 5 years

To 30 June 2012		96	127	90
Benchmarks:
– FTSE 100[8]		97	146	102
– MSCI World[9]		96	139	89
– MSCI Banks[9]		87	111	51

For footnotes, see page 100.

HSBC HOLDINGS PLC

Cautionary Statement Regarding Forward-looking Statements

This Interim Report 2012 contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC. These forward-looking statements represent HSBC’s expectations or beliefs concerning future events and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ, in some instances materially, from those expressed or implied in such statements. For example, certain of the market risk disclosures, some of which are only estimates and, therefore, could be materially different from actual results, are dependent on key model characteristics and assumptions and are subject to various limitations. Certain statements that are not historical facts, such as those that include the words ‘potential’, ‘value at risk’, ‘expects’, ‘anticipates’, ‘objective’, ‘intends’, ‘seeks’, ‘plans’, ‘believes’, ‘estimates’, and similar expressions or variations on such expressions may be considered ‘forward-looking statements’.

Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. Forward-looking statements speak only as of the date they are made, and it should not be assumed that they have been revised or updated in the light of new information or future events. Past performance cannot be relied on as a guide to future performance. Trends and factors that are expected to affect HSBC’s results of operations are described in the ‘Interim Management Report’. A more detailed cautionary statement is given on page 422 of the Annual Report and Accounts 2011.

3a

HSBC HOLDINGS PLC

Overview (continued)

Group Chairman’s Statement

Against a backdrop of deteriorating economic conditions, HSBC delivered a successful financial performance in the first half of 2012 with underlying revenue growth driven by Global Banking and Markets and Commercial Banking. This was particularly notable in the faster-growing regions of Hong Kong, Rest of Asia-Pacific and Latin America. In addition, we continued to make good progress in delivering the strategic agenda set out by management and the Group Chief Executive’s Business Review highlights the key elements of performance in the period. We also benefited from sizeable disposal gains, as already announced transactions within the strategic repositioning of the Group, notably in the United States, completed. Profit before tax for the six months amounted to US$12.7 billion, some US$1.3 billion ahead of the same period last year.

Capital strength was bolstered and the core tier 1 ratio improved to 11.3% versus 10.1% at the beginning of the year and 10.8% a year ago.

A second interim dividend of US$0.09 per ordinary share was declared by the Board on 30 July taking the total dividends declared in respect of the first half of 2012 to US$0.18 per ordinary share, as foreshadowed in last year’s Annual Report and Accounts and in line with the previous year.

However, regulatory and compliance events in the first six months of the year overshadowed financial performance. And that has added further to public concern and distrust of the banking industry.

HSBC has made mistakes in the past, and for them I am very sorry. Candidly, in particular areas we fell short of the standards that I, my colleagues, our regulators, customers and investors expect.

We cannot undo the mistakes but I can assure you that Stuart Gulliver and I are determined, and have made it our most important priority, to strengthen HSBC and reinforce our values. Our business practices and actions must stand up to scrutiny wherever we operate.

Over a year ago we set out a strategy designed to make HSBC the world’s leading international bank. In order to make the firm more cohesive and better connected we reshaped our global business.

We created global functions with the necessary authority to manage the firm on a global basis with consistent policies, standards and processes.

We articulated a set of HSBC Values to underpin and guide our behaviour. HSBC employs 271,500 people around the world and I believe the vast majority of my colleagues demonstrate the highest standards of integrity in their daily decisions and actions.

And since we know too well that the bad practice of a few can stain our reputation we were, and are, determined to take the appropriate measures to protect and enhance our reputation.

Whether we succeed in gaining the recognition we strive for depends ultimately on the actions we take and the judgement of others. They will judge our financial performance and capital strength but they will judge us too on our reputation for reliability, trustworthiness and integrity.

It is, therefore, extremely frustrating and infuriating when we discover areas where the behaviour of HSBC has fallen short of the standards we expect.

That is why we are embedding a new structure to help us reduce complexity and run the firm more effectively. But structure is not enough. And that is why we are formulating and implementing global standards to ensure our conduct matches our values. We are committed to doing this.

In practice, this means we must adopt and enforce the highest standards throughout our global business.

It means enhancing risk management controls to prioritise behaviour and values, in particular around ethical sales practices.

It means that where we conclude that any customer or potential customer poses an unacceptable reputational risk (or otherwise does not meet our standards) we should exit or avoid the relationship.

HSBC HOLDINGS PLC

Overview (continued)

We are committed to making the necessary investment in controls and training required to fulfil society’s expectations of our industry.

This Group is made up of many legal entities around the world, all with their own traditions and heritage, but we have only one reputation. Each generation of leadership is entrusted, above all else, to guard it jealously. We take that responsibility very seriously.

You will have seen the reports of HSBC’s appearance two weeks ago before the US Senate’s Permanent Subcommittee on Investigations (‘PSI’). The hearing related to an investigation by the PSI into risks to the US financial system from inadequate compliance with US regulations around money laundering and financial sanctions. HSBC was a case study.

We had previously disclosed the existence of these proceedings in our Annual Report and Accounts, but the PSI hearing was the first time that details have been disclosed. During the hearing we acknowledged and apologised for past mistakes.

Our compliance and operational controls should have been stronger and more effective, most particularly in Mexico as we integrated and expanded the bank we acquired in 2002. As a consequence, we failed to identify or deal adequately with unacceptable behaviour.

The PSI report acknowledges we fully co-operated with the inquiry. That is only as it should be and rightly we were held accountable for our failings.

As the PSI is purely an investigatory body we expect related enforcement actions from other US authorities over the coming months. We shall, of course, continue to co-operate with all the authorities.

We learn lessons continually. As those who seek to exploit the financial system constantly adapt their approach we need to be tireless and more innovative in our own efforts to stop them. And we must demonstrate that we have learned from earlier mistakes.

The banking industry is operating in a hostile climate so we must double our efforts to convince our regulators, customers and investors that we are striving for the highest possible standards. Only that way can we allay public fears and regain trust in our industry.

Last year Stuart and I set out our hopes and aspirations for HSBC. This year they remain the same: to make HSBC the world’s leading international bank.

All this is taking place during a period of unprecedented transformation, transition and economic and political uncertainty. Never has the strain on management, our business and our customers been more evident.

The transformation required by the continuing regulatory reform agenda around capital, liquidity, central counterparty infrastructure, the ring-fencing of certain activities in the UK, preparation of recovery and resolution plans in multiple countries, addressing the extraterritorial reach of national legislation, understanding the impact of national discretions and exemptions, and addressing possible remuneration policy changes, to name but some of the areas of endeavour, is simply enormous.

The transition to a new regulatory architecture in the UK where the FSA is to be replaced with a Prudential Regulatory Authority and a Financial Conduct Authority, supplemented by a new Financial Policy Committee still defining its role and its macro-prudential tools within a Bank of England, itself about to transition to a new leadership and potentially a new governance model, adds further to the uncertain backdrop. The future influence and role of the European Banking Authority, to say nothing of what may come from a European Banking Union still in early stage design adds yet more complexity to planning for the future.

Alongside this industry introspection, we are seeking both for ourselves and with our clients to understand and address the economic and financial risks of a slowing global economy with a financial system increasingly domestically focused and with monetary and fiscal tools to stimulate growth all but exhausted in the developed world.

And finally, the political challenges in addressing society’s expectations around social benefits, healthcare and pensions as well as the unsustainable fiscal positions in many countries, not least within Europe, command our attention, as market sentiment regarding the likelihood of successful outcomes will hugely influence and shape the consumer and business confidence necessary to rebuild economic growth.

There is clearly much to do and our industry, and HSBC within it, has a critical role in supporting economic growth with well targeted, risk justified and properly priced credit, investment and related financial services.

We are eager to fulfil this role and, on the positive side, within the first half of 2012 our

HSBC HOLDINGS PLC

Overview (continued)

lending to business, including small businesses, grew. Importantly, given many weak domestic economies, trade finance and related services expanded as businesses reached out to new markets with our support. This is both consistent and clearly aligned with the efforts being made around the world by governments to facilitate economic growth.

However, on the other side of the equation, we closed the half year with close to US$150 billion deposited with central banks. While enormously supportive of HSBC’s own balance sheet strength and liquidity, it is also symptomatic of a financial system that is failing to intermediate the funds it attracts to productive investment. The extent to which this reflects an underlying lack of demand for credit, an unjustified risk aversion, an inability to assess confidently risk/return dynamics or regulatory pressures to prioritise the build-up of capital and liquidity is subject to fierce debate; in reality all are factors.

Economic activity over the next six months and beyond will be planned against a backdrop of unusually difficult conditions in which to assess risks and uncertainties. Most critical will be the market’s assessment of the feasibility of initiatives being designed to address the current eurozone banking and sovereign debt crises and the consequential effects on the financial system and the global economy should these fail. On top of this, the multiple investigations around LIBOR and equivalent rate settings magnify uncertainty as the scale and depth of the issue is unknown at this stage. HSBC will also need to take concrete steps to resolve its own issues, particularly in the US.

While resolving these problems as expeditiously as possible will be critically important, we must also continue to seek ways to support our customers in their pursuit of personal and corporate ambitions and objectives. We have the resources, both human and financial, to help our customers in these challenging times and we are committed to deploying them. And we have a clear strategy to which we are committed, which is being pursued actively by an energised management team and which we believe will build sustainable value for all our stakeholders.

This period has required ever greater efforts from our staff to deal simultaneously with the ongoing business needs of our customers as well as the regulatory reform and transition agenda, all in challenging economic conditions. I would like on behalf of the Board to express sincere appreciation for all their endeavour.

D J Flint, Group Chairman

30 July 2012

HSBC HOLDINGS PLC

Overview (continued)

Group Chief Executive’s

Business Review

During the first six months of 2012, HSBC has recorded underlying revenue growth and continued to make substantial progress in certain key areas:

•	strong revenue growth in Hong Kong, Rest of Asia-Pacific and Latin America, the same regions currently driving world economic growth;

•	Global Banking and Markets has had a strong six months, during a period of uncertainty in the financial markets and macroeconomic environment; and

•	we have continued to make headway in delivering our strategy, helping us to control our costs and to achieve additional revenues from the closer integration of our four different global businesses.

Our performance, however, has been affected by provisions for UK customer redress programmes and certain US law enforcement and regulatory matters, and our conduct has come under close scrutiny. We recognise that in the past we have on occasions failed to live up to the expectations of regulators, customers, and the communities in which we operate.

It is right that we be held accountable and I apologise for our past shortcomings. We are profoundly sorry for our mistakes, and are committed to putting them right. With a new strategy and senior leadership team in place since the start of 2011, we are introducing new processes and structures to help us manage risk and ensure compliance more effectively in the future.

Under the new strategy, HSBC is now run and managed as a genuinely global firm, making it easier to set, monitor and enforce standards. We are implementing high global standards across the Group. This includes working to ensure that the highest standards required in any part of the business will apply to every part of the business. We are also requiring all HSBC affiliates to independently complete due diligence on other HSBC affiliates with which they have a correspondent banking relationship; and developing a sixth filter – a global risk filter – to sit alongside the five outlined in our strategy, which will standardise our approach to doing business. Our central compliance team, whose role in the past consisted primarily of giving advice, can now control and enforce these standards. And we are driving a change in culture so that our conduct matches our values. For example, we now judge senior leaders both on what they achieve and how they achieve it.

Alongside this we continue to invest in people, processes and technology. We increased our spending on compliance to over US$400m last year.

Our customers and the communities in which we work expect us to carry out our business responsibly and to the highest ethical standards. Our shareholders, too, want us to match a strong economic performance with integrity, because both affect the value of their investment. With these steps, we believe we are heading in the right direction. This is a fundamental part of achieving our strategy and remains a top priority for the Board and senior management team.

Group performance headlines

•

Reported profit before tax was US$12.7bn, US$1.3bn higher than in the first half of 2011. This included US$4.3bn of gains from the disposals of businesses, notably from the sale of the Card and Retail Services business and from the sale of 138 non-strategic branches in the US. These results also included US$2.2bn of adverse movements in the fair value of our own debt attributable to credit spreads, compared with an adverse movement of US$143m in the first half of 2011.

•

Underlying profit before tax was US$10.6bn, down US$0.4bn, due to higher operating expenses, reflecting an increase in notable items, particularly provisions for customer redress and certain US law enforcement and regulatory matters. This was partly offset by higher revenue.

HSBC HOLDINGS PLC

Overview (continued)

•

On an underlying basis, total revenues were 4% higher than in the first half of 2011, led by Global Banking and Markets with increased income across a number of businesses. Commercial Banking also experienced strong revenue growth, across most products and particularly in the faster-growing regions of Hong Kong, Rest of Asia-Pacific and Latin America – targeted as priorities in our strategy. This was somewhat offset by lower income in Retail Banking and Wealth Management due to the continued run-down of our consumer finance portfolios in the US.

•

We saw strong revenue growth from faster-growing regions. Underlying revenues grew in Hong Kong by 13%, in Rest of Asia-Pacific by 13% and in Latin America by 8%. Furthermore, we experienced double digit revenue growth in the priority markets of mainland China, India, Brazil and Argentina.

•

Underlying costs were US$1.9bn higher than in the first half of 2011 reflecting a number of notable items, including UK customer redress provisions of US$1.3bn, provisions for certain US law enforcement and regulatory matters of US$0.7bn and restructuring costs of US$0.6bn. Excluding these items operating expenses were marginally lower, reflecting the impact of sustainable cost saving initiatives which were partly offset by wage inflation, investment in compliance infrastructure and business expansion projects.

•	The reported cost efficiency ratio remained at 57.5%. On an underlying basis the cost efficiency ratio increased as a result of higher notable cost items.

•	Our ratio of customer advances to customer accounts remained strong at 76.3%.

•	Return on average ordinary shareholders’ equity was 10.5%, down from 12.3% as a result of a higher tax charge.

•	The core tier 1 ratio increased during the period from 10.1% at the end of 2011 to 11.3%, driven by profit generation and a reduction in risk-weighted assets (‘RWA’s) following the business disposals.

Progress on strategy

We continue to execute our strategy, which is based on two key trends: the continuing growth of international trade and capital flows; and wealth creation, particularly in faster-growing markets. In May 2012, we updated investors on the significant progress made to date.

We have announced 36 disposals and closures since the beginning of 2011, exiting non-strategic markets and selling businesses and non-core investments, making HSBC easier to manage and control, and releasing around US$55bn in risk-weighted assets. Several of these transactions have now completed, including the sale of the Card and Retail Services business and 138 non-strategic branches in the US, the Private Client Services business in Canada, retail banking operations in Thailand and the general insurance manufacturing business in Argentina.

We have begun to simplify HSBC, removing layers of management, clarifying reporting lines and making the organisation easier to manage. The number of full-time equivalent employees is now 271,500 down from a peak of 299,000 at Q1 11. Our organisational effectiveness programme led to a decrease of more than 17,500, while business disposals accounted for the majority of the remaining reduction. Since May 2011, we have achieved US$1.7bn of sustainable cost savings, including US$0.8bn in the first half of 2012. This is equivalent to US$2.7bn on an annualised basis, and we are confident that we will deliver towards the upper end of our target range of US$2.5-3.5bn of sustainable savings by the end of 2013.

We have maintained our focus on the closer integration of our global businesses. This was illustrated by the collaboration between Global Banking and Markets and Commercial Banking, where we have increased revenues by 16% in the first half of 2012. Further opportunities for collaboration have been identified and initiatives are in progress in order to achieve our medium-term revenue targets.

Wealth Management revenue, however, fell in the first half of the year, primarily due to the non-recurrence of a 2011 gain arising from a refinement to asset valuation methodology. In addition, revenue from investment products decreased, primarily from lower volumes of securities trading by customers. This was partly offset by increased revenue from the sale of life insurance products and foreign exchange due to a rise in customer activity. We have a strong client base with around 4.3 million Premier customers and remain committed to our medium-term targets. We have taken a number of actions in order to achieve them, including developing our infrastructure and capabilities.

The challenging macroeconomic context only serves to underline the importance of continuing to manage HSBC with proper discipline. In order to achieve this, we announced three immediate priorities at our strategy day in May. These are

HSBC HOLDINGS PLC

Overview (continued)

to simplify the business further, to continue to restructure and to grow the business. Focusing on these priorities will be essential in positioning HSBC for future growth.

Outlook

Economic conditions in Europe and other Western economies will continue to be subdued. Our assumption is that European leaders will take the necessary measures to preserve the euro but, even so, we expect the eurozone’s economy to contract this year. In the US, we anticipate sub-par growth this year and next.

We continue to believe that emerging markets will grow at a reasonable pace. China will play an important role in this phenomenon as the world’s second-largest economy and the main trading partner to other faster-growing economies. We remain confident of a ‘soft landing’ in China, where its leaders’ readiness to use levers such as rate cuts to stimulate the economy means that growth is likely to hit or exceed 8% over the full year.

HSBC’s expertise and geographic footprint across both developed and faster-growing economies mean that the Group is well-positioned to help our customers and shareholders benefit from the continued redrawing of the world’s economic map. By delivering on our strategy, we are determined to help our customers make the most of the opportunities on offer.

S T Gulliver, Group Chief Executive

30 July 2012

HSBC HOLDINGS PLC

Overview (continued)

Principal activities

HSBC is one of the largest banking and financial services organisations in the world, with a market capitalisation of US$160bn at 30 June 2012.

Through our subsidiaries and associates, we provide a comprehensive range of banking and related financial services. Headquartered in London, we operate through long-established businesses and have an international network of around 6,900 offices in 84 countries and territories in six geographical regions: Europe, Hong Kong, Rest of Asia-Pacific, Middle East and North Africa (‘MENA’), North America and Latin America. Within these regions, a comprehensive range of financial services is offered to personal, commercial, corporate, institutional, investment and private banking clients. Services are delivered primarily by domestic banks, typically with large retail deposit bases.

Business and operating models

Business model

We accept deposits and channel these deposits into lending activities, either directly or through the capital markets. We also offer a range of products and financial services including broking, underwriting and credit facilities, trade finance, credit cards, sales of insurance and investment products and fund management. These banking and financial services are provided to a wide range of clients including governments, large and mid-market corporates, small and medium-sized enterprises (‘SME’s), high net worth individuals, and mass affluent and retail customers.

Our operating income is primarily derived from:

•	net interest income – interest income on customer loans and advances, less interest expense on interest-bearing customer accounts and debt securities in issue;

•	net fee income – fee income earned from the provision of financial services and products to customers of our global businesses; and

•	net trading income – income from trading activities primarily conducted in Global Markets, including Foreign Exchange, Credit, Rates and Equities trading.

Operating model

HSBC has a matrix management structure which includes global businesses, geographical regions and global functions.

Holding company

HSBC Holdings plc, the holding company of the Group, is listed in London, Hong Kong, New York, Paris and Bermuda. HSBC Holdings is the primary provider of equity capital to its subsidiaries and provides non-equity capital to them where necessary.

Under authority delegated by the Board of HSBC Holdings, the Group Management Board (‘GMB’) is responsible for management and day-to-day running of the Group. The Board, together with GMB, ensures that there are sufficient cash resources to pay dividends to shareholders, interest to bondholders, expenses and taxes.

HSBC Holdings does not provide core funding to any subsidiary, is not a lender of last resort and does not carry out any banking business in its own right. HSBC has a legal entity-based Group structure, sometimes referred to as subsidiarisation, which underpins our strong balance sheet and helps generate a resilient stream of earnings.

Global businesses

Our four global businesses are responsible for developing, implementing and managing their business propositions consistently across the Group, focusing on profitability and efficiency. They set their strategies within the confines of the Group strategy in liaison with the geographical regions, are responsible for issuing planning guidance regarding their businesses, are accountable for their profit and loss performance and manage their headcount.

Geographical regions

The geographical regions share responsibility for executing the strategies set by the global businesses. They represent the Group to clients, regulators, employee groups and other stakeholders, allocate capital, manage risk appetite, liquidity and funding by legal entity and are accountable for profit and loss performance in line with the global business plans.

Within the geographical regions, the Group is structured as a network of regional banks and locally incorporated regulated banking entities. Each bank is separately capitalised in accordance with applicable prudential reporting requirements and maintains a capital buffer consistent with the Group’s appetite for risk in its country or region. Each bank manages its own funding and liquidity within parameters set centrally, and is required to consider its risk appetite, consistent with the Group’s risk appetite for the relevant country or region.

HSBC HOLDINGS PLC

Overview (continued)

Global functions

Our global functions are Communications, Company Secretary, Corporate Sustainability, Finance, Human Resources, Internal Audit, Legal, Marketing, Risk (including Compliance) and Strategy and Planning. The global functions, along with HSBC Technology and Services, our global service delivery organisation, establish and manage all policies, processes and delivery platforms relevant to their activities, are fully accountable for their costs globally and are responsible for managing their headcount.

Strategic direction

Our strategy is aligned to two long-term trends:

•

Financial flows – the world economy is becoming ever-more connected. Growth in world trade and cross-border capital flows continues to outstrip growth of gross domestic product. Financial flows between countries and regions are highly concentrated. Over the next decade we expect 35 markets to represent 90% of world trade growth and a similar degree of concentration in cross-border capital flows.

•

Economic development – by 2050, we expect economies currently deemed ‘emerging’ to have increased five-fold in size, benefiting from demographics and urbanisation, and they will be larger than the developed world. By then, we expect 19 of the 30 largest economies will be markets that are currently described as emerging.

HSBC is one of the few truly international banks and our advantages lie in our network of markets relevant for international financial flows, our access and exposure to high growth markets and businesses, and our strong balance sheet generating a resilient stream of earnings.

Based on these long-term trends and our competitive position, our strategy has two parts:

•

Network of businesses connecting the world – HSBC is ideally positioned to capture the growing international financial flows. Our franchise puts us in a privileged position to serve corporate clients as they grow from small enterprises into large and international corporates, and personal clients as they become more affluent. Access to local retail funding and our international product capabilities allows us to offer distinctive solutions to these clients in a profitable manner.

•	Wealth management and retail with local scale – we will leverage our position in faster-growing markets to capture social mobility and wealth creation through our Wealth Management and Global Private Banking businesses. We will only invest in retail businesses in markets where we can achieve profitable scale.

To implement this strategy we have defined priorities across three areas:

•

Simplify – we will continue to make HSBC easier to manage and control. This includes, (i) running off legacy assets in the US and in Global Banking and Markets (‘GB&M’), (ii) addressing fragmentation in our business portfolio through five filters and the disposal of non-strategic businesses, and (iii) improving organisational efficiency.

•	Restructure – we will restructure certain businesses to adapt to the new environment, including GB&M, our US franchise and Global Private Banking (‘GPB’).

•

Grow – we continue to position HSBC for growth. We will deploy our capital more actively into priority growth markets. Also, we will continue to benefit from the coordination within our global businesses to capture significant revenue opportunities.

If we are successful in executing this strategy, we will be regarded as ‘The world’s leading international bank’. We have defined financial targets to achieve a return on equity of between 12% and 15% with a core tier 1 ratio of between 9.5% and 10.5%, and achieve a cost efficiency ratio of between 48% and 52%. We have also defined Key Performance Indicators to monitor the outcomes of actions across the three areas of capital deployment, cost efficiency and growth.

Risk

As a provider of banking and financial services, risk is at the core of our day-to-day activities.

We have identified a comprehensive suite of risk factors which informs our assessment of our top and emerging risks. This assessment may result in our risk appetite being revised.

Risk factors

Our businesses are exposed to a variety of risk factors that could potentially affect our results of operations or financial condition. These are summarised on page 12 of the Annual Report and Accounts 2011.

HSBC HOLDINGS PLC

Overview (continued)

Top and emerging risks

We classify certain risks as ‘top’ or ‘emerging’. We define a ‘top risk’ as being a current, emerged risk which has arisen across any of our risk categories, regions or global businesses and has the potential to have a material impact on our financial results or our reputation and the sustainability of our long-term business model, and which may form and crystallise within a one-year horizon. We consider an ‘emerging risk’ to be one which has large uncertain outcomes which may form and crystallise beyond a one-year horizon and, if it were to crystallise, could have a material effect on our long-term strategy.

Our approach to identifying and monitoring top and emerging risks is informed by the risk factors.

All of our activities involve, to varying degrees, the measurement, evaluation, acceptance and management of risk or combinations of risks which we assess on a Group-wide basis. Top and emerging risks fall under the following three broad categories:

•	macroeconomic and geopolitical risk;

•	macro-prudential, regulatory and legal risks to our business model;

•	risks related to our business operations, governance and internal control systems.

During the first half of 2012 our senior management paid particular attention to a number of top and emerging risks which are summarised below:

Macroeconomic and geopolitical risk

•	Severe economic slowdown in mature economies impacting global growth

•	Eurozone member departing from the currency union

•	Increased geopolitical risk in certain regions

Macro-prudential, regulatory and legal risks to our business model

•	Regulatory developments affecting our business model and Group profitability

•	Regulatory investigations, fines, sanctions and requirements relating to conduct of business and financial crime negatively affecting our results and brand

•	Dispute risk

Risks related to our business operations, governance and internal control systems

•	Challenges to achieving our strategy in a downturn

•	Internet crime and fraud

•	Social media risk

•	Level of change creating operational complexity and heightened operational risk

•	Information security risk

•	Model risk

All of the above risks are regarded as top risks with the exception of social media risk which is an emerging risk.

A detailed account of these risks is provided on page 104. Further comments on expected risks and uncertainties are made throughout the Annual Report and Accounts 2011, particularly in the section on Risk, pages 98 to 210.

Risk appetite

Risk appetite is a key component of our management of risk and describes the types and level of risk we are prepared to accept in delivering our strategy. It is discussed further on page 234 of the Annual Report and Accounts 2011.

Our risk appetite may be revised in response to the top and emerging risks we have identified.

HSBC Values

The role of HSBC Values in daily operating practice is significant in the context of the financial services sector and the wider economy, particularly in the light of developments and changes in regulatory policy, investor confidence and society’s view of the role of banks. We expect our executives and employees to act with courageous integrity in the execution of their duties by being:

•	dependable and doing the right thing;

•	open to different ideas and cultures; and

•	connected with our customers, communities, regulators and each other.

We continue to enhance our values-led culture by embedding HSBC Values into how we conduct our business and through the personal sponsorship of the Group Chief Executive and senior executives. These initiatives will continue in 2012 and beyond.

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Interim Management Report

Financial summary

Use of non-GAAP financial measures

Our reported results are prepared in accordance with IFRSs as detailed in the Financial Statements starting on page 211. When we measure our performance internally we use financial measures such as ‘constant currency’ and ‘underlying performance’ in order to eliminate factors which distort period-on-period comparisons so we can view our results on a more like-for-like basis.

Constant currency

Constant currency eliminates the period-on-period effects of foreign currency translation differences on performance by comparing reported results for the half-year to 30 June 2012 with reported results for the half-years to 30 June 2011 and 31 December 2011 retranslated at average exchange rates for the half-year to 30 June 2012. Except where stated otherwise, commentaries are on a constant currency basis, as reconciled in the table below.

The foreign currency translation differences reflect the movements of the US dollar against most major currencies during the first half of 2012.

We exclude the translation differences when monitoring progress against operating plans and past results because management believes the like-for-like basis of constant currency financial measures more appropriately reflects changes due to operating performance.

Constant currency

Constant currency comparatives for the half-year to 30 June 2011 and 31 December 2011 referred to in the commentaries are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:

•	the income statements for the half-year to 30 June 2011 and 31 December 2011 at the average rates of exchange for the half-year to 30 June 2012; and

•	the balance sheets at 30 June 2011 and 31 December 2011 at the prevailing rates of exchange ruling at 30 June 2012.

No adjustment has been made to the exchange rates used to translate foreign currency denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates.

When reference is made to ‘constant currency’ in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations have been translated at the appropriate exchange rates applied in the current period on the basis described above.

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Interim Management Report (continued)

Reconciliation of reported and constant currency profit before tax

	Half-year to 30 June 2012 (‘1H12’) compared with half-year to 30 June 2011 (‘1H11’)
HSBC	1H11 as reported US$m	Currency translation[10] US$m	1H11 at 1H12 exchange rates US$m	1H12 as reported US$m	Reported change[1][1] %	Constant currency change[1][1] %

Net interest income	20,235	(669)	19,566	19,376	(4)	(1)
Net fee income	8,807	(265)	8,542	8,307	(6)	(3)
Changes in fair value[1][2]	(143)	–	(143)	(2,170)	(1,417)	(1,417)
Gains on disposal of US branch network and cards business	–	–	–	3,809
Other income[1][3]	6,795	(268)	6,527	7,575	11	16

Net operating income[1][4]	35,694	(1,202)	34,492	36,897	3	7

Loan impairment charges and other credit risk provisions	(5,266)	138	(5,128)	(4,799)	9	6

Net operating income	30,428	(1,064)	29,364	32,098	5	9

Operating expenses	(20,510)	746	(19,764)	(21,204)	(3)	(7)

Operating profit	9,918	(318)	9,600	10,894	10	13

Share of profit in associates and joint ventures	1,556	40	1,596	1,843	18	15

Profit before tax	11,474	(278)	11,196	12,737	11	14

By global business

Retail Banking and Wealth Management	3,126	(55)	3,071	6,410	105	109
Commercial Banking	4,189	(105)	4,084	4,429	6	8
Global Banking and Markets	4,811	(131)	4,680	5,047	5	8
Global Private Banking	552	(5)	547	527	(5)	(4)
Other	(1,204)	18	(1,186)	(3,676)	(205)	(210)

Profit before tax	11,474	(278)	11,196	12,737	11	14

By geographical region

Europe	2,147	(111)	2,036	(667)
Hong Kong	3,081	9	3,090	3,761	22	22
Rest of Asia-Pacific	3,742	(38)	3,704	4,372	17	18
Middle East and North Africa	747	(3)	744	772	3	4
North America	606	(16)	590	3,354	453	468
Latin America	1,151	(119)	1,032	1,145	(1)	11

Profit before tax	11,474	(278)	11,196	12,737	11	14

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Half-year to 30 June 2012 (‘1H12’) compared with half-year to 31 December 2011 (‘2H11’)
HSBC	2H11 as reported US$m	Currency translation[10] US$m	2H11 at 1H12 exchange rates US$m	1H12 as reported US$m	Reported change[1][1] %	Constant currency change[1][1] %

Net interest income	20,427	(334)	20,093	19,376	(5)	(4)
Net fee income	8,353	(134)	8,219	8,307	(1)	1
Changes in fair value[1][2]	4,076	(38)	4,038	(2,170)
Gains on disposal of US branch network and cards business	–	–	–	3,809
Other income[1][3]	3,730	(91)	3,639	7,575	103	108

Net operating income[1][4]	36,586	(597)	35,989	36,897	1	3
Loan impairment charges and other credit risk provisions	(6,861)	95	(6,766)	(4,799)	30	29

Net operating income	29,725	(502)	29,223	32,098	8	10
Operating expenses	(21,035)	372	(20,663)	(21,204)	(1)	(3)

Operating profit	8,690	(130)	8,560	10,894	25	27
Share of profit in associates and joint ventures	1,708	17	1,725	1,843	8	7

Profit before tax	10,398	(113)	10,285	12,737	22	24

By global business

Retail Banking and Wealth Management	1,144	(17)	1,127	6,410	460	469
Commercial Banking	3,758	(47)	3,711	4,429	18	19
Global Banking and Markets	2,238	(29)	2,209	5,047	126	128
Global Private Banking	392	(3)	389	527	34	35
Other	2,866	(17)	2,849	(3,676)

Profit before tax	10,398	(113)	10,285	12,737	22	24

By geographical region

Europe	2,524	(23)	2,501	(667)
Hong Kong	2,742	9	2,751	3,761	37	37
Rest of Asia-Pacific	3,729	(26)	3,703	4,372	17	18
Middle East and North Africa	745	(2)	743	772	4	4
North America	(506)	(3)	(509)	3,354
Latin America	1,164	(68)	1,096	1,145	(2)	4

Profit before tax	10,398	(113)	10,285	12,737	22	24

For footnotes, see page 100.

Additional information is available on the HSBC website www.hsbc.com.

Underlying performance

Underlying performance:

•	eliminates the period-on-period effects of foreign currency translation;

•

eliminates the fair value movements on own debt attributable to credit spread (‘own credit spread’) where the net result of such movements will be zero upon maturity of the debt (see footnote 12 on page 100); and

•	adjusts for acquisitions, disposals and changes of ownership levels of subsidiaries, associates and businesses (see footnote 15 on page 100).

We use underlying performance when monitoring progress against operating plans and past results because we believe that this basis more appropriately reflects operating performance. We use underlying performance in our commentaries to explain period-on-year changes when the effect of fair value movements on own debt, acquisitions, disposals or dilution is significant.

The following tables reconcile our reported revenue, loan impairment charges, operating expenses and profit before tax for the half-years to

HSBC HOLDINGS PLC

Interim Management Report (continued)

30 June 2012, 30 June 2011 and 31 December 2011 to an underlying basis. Throughout this Interim Report, we may reconcile other reported results to underlying results when management believes that doing so results in a more useful discussion of operating performance. Equivalent tables are provided for each of our global businesses and geographical segments on pages 52a and 98a, which is available on www.hsbc.com.

The following deductions were made from reported results in respect of disposals and dilutions which affected the underlying comparison:

•	the dilution gain of US$181m which arose on our holding in Ping An Insurance (Group) Company of China, Limited (‘Ping An’) following the issue of share capital to a third party in June 2011;

•

a loss of US$48m, being our share of the loss recorded by Ping An on re-measurement of its previously held equity interest in Shenzen Development Bank (‘SDB’) when Ping An took control and fully consolidated SDB in July 2011;

•	the gain of US$83m on the sale of HSBC Afore S.A. de C.V. (‘HSBC Afore’) in August 2011 and the operating results for each of the comparative periods;

•	the dilution gain of US$27m in December 2011 as a result of the merger between HSBC Saudi Arabia Limited and SABB Securities Limited;

•	the gain of US$83m on disposal of HSBC Securities (Canada) Inc’s private client services business in January 2012 and the operating results for each of the comparative periods;

•	the gain of US$108m on the sale of our Retail Banking and Wealth Management (‘RBWM’) operations in Thailand in March 2012;

•	the gain of US$3.1bn on the sale of the US Card and Retail Services business in May 2012 and the operating results for the last two months of each of the comparative periods;

•	the gain of US$661m on the disposal of 138 non-strategic branches in the US in May 2012 and the operating results for the last 43 days of each of the comparative periods;

•	the gain of US$102m on the sale of HSBC Argentina Holdings S.A.’s general insurance manufacturing subsidiary in Argentina in May 2012;

•	the gain of US$67m on the sale of our private banking business in Japan in June 2012 and the operating results for the last month of each of the comparative periods; and

•	the gain of US$130m on the sale of our shareholding in a property company in the Philippines in June 2012.

Reconciliation of reported and underlying revenue14

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported revenue	36,897	35,694	3	36,897	36,586	1
Constant currency		(1,202)			(559)
Own credit spread	2,170	143		2,170	(4,076)
Acquisitions, disposals and dilutions	(4,299)	(1,220)		(4,299)	(1,095)

Underlying revenue	34,768	33,415	4	34,768	30,856	13

For footnote, see page 100.

Reconciliation of reported and underlying loan impairment charges and other credit risk provisions (‘LIC’s)
	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported LICs	(4,799)	(5,266)	9	(4,799)	(6,861)	30
Constant currency		138			95
Acquisitions, disposals and dilutions	–	369		–	304

Underlying LICs	(4,799)	(4,759)	(1)	(4,799)	(6,462)	26

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of reported and underlying operating expenses

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported operating expenses	(21,204)	(20,510)	(3)	(21,204)	(21,035)	(1)
Constant currency		746			372
Acquisitions, disposals and dilutions	–	480		–	302

Underlying operating expenses	(21,204)	(19,284)	(10)	(21,204)	(20,361)	(4)

Underlying cost efficiency ratio	61.0%	57.7%		61.0%	66.0%

Reconciliation of reported and underlying profit before tax
	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported profit before tax	12,737	11,474	11	12,737	10,398	22
Constant currency		(278)			(75)
Own credit spread	2,170	143		2,170	(4,076)
Acquisitions, disposals and dilutions	(4,299)	(371)		(4,299)	(441)

Underlying profit before tax	10,608	10,968	(3)	10,608	5,806	83

By global business[16]
Retail Banking and Wealth Management	2,573	2,886	(11)	2,573	657	292
Commercial Banking	4,182	4,080	3	4,182	3,708	13
Global Banking and Markets	5,029	4,680	7	5,029	2,209	128
Global Private Banking	460	546	(16)	460	400	15
Other	(1,636)	(1,224)	(34)	(1,636)	(1,168)	(40)

Underlying profit before tax	10,608	10,968	(3)	10,608	5,806	83

By geographical region[17]
Europe	938	2,107	(55)	938	(480)
Hong Kong	3,761	3,090	22	3,761	2,751	37
Rest of Asia-Pacific	4,069	3,524	15	4,069	3,758	8
Middle East and North Africa	776	748	4	776	698	11
North America	21	483	(96)	21	(1,930)
Latin America	1,043	1,016	3	1,043	1,009	3

Underlying profit before tax	10,608	10,968	(3)	10,608	5,806	83

For footnotes, see page 100.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Consolidated income statement

Summary income statement

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	31 December 2011 US$m

Net interest income	19,376	20,235	20,427
Net fee income	8,307	8,807	8,353
Net trading income	4,519	4,812	1,694
Net income/(expense) from financial instruments designated at fair value	(1,183)	(100)	3,539
Gains less losses from financial investments	1,023	485	422
Dividend income	103	87	62
Net earned insurance premiums	6,696	6,700	6,172
Gains on disposal of US branch network and cards business	3,809	–	–
Other operating income	1,022	1,285	481
Gains arising from dilution of interests in associates and joint ventures	–	181	27
Other	1,022	1,104	454

Total operating income	43,672	42,311	41,150

Net insurance claims incurred and movement in liabilities to policyholders	(6,775)	(6,617)	(4,564)

Net operating income before loan impairment charges and other credit risk provisions	36,897	35,694	36,586

Loan impairment charges and other credit risk provisions	(4,799)	(5,266)	(6,861)

Net operating income	32,098	30,428	29,725

Total operating expenses	(21,204)	(20,510)	(21,035)

Operating profit	10,894	9,918	8,690

Share of profit in associates and joint ventures	1,843	1,556	1,708

Profit before tax	12,737	11,474	10,398

Tax expense	(3,629)	(1,712)	(2,216)

Profit for the period	9,108	9,762	8,182

Profit attributable to shareholders of the parent company	8,438	9,215	7,582
Profit attributable to non-controlling interests	670	547	600

Average foreign exchange translation rates to US$:
US$1: £	0.634	0.619	0.629
US$1: €	0.771	0.714	0.725

Reported profit before tax of US$12.7bn in the first half of 2012 was US$1.3bn, or 11%, higher than in the first half of 2011. This was primarily due to a US$3.1bn gain on the sale of the US Card and Retail Services business and a US$661m gain from the sale of 138 branches in the US (a further 57 branches are expected to be sold in the third quarter). These gains were partially offset by adverse fair value movements on own debt attributable to credit spreads of US$2.2bn, compared with adverse movements of US$143m in the first half of 2011. On an underlying basis, profit before tax was 3% lower, primarily due to higher operating expenses reflecting an increase in notable cost items, particularly provisions for customer redress in the UK of US$1.3bn (compared with US$611m in the first half of 2011) and US anti-money laundering,

Bank Secrecy Act (‘BSA’) and Office of Foreign Asset Control (‘OFAC’) investigations of US$0.7bn.

We expect the sale of US Card and Retail Services to have a significant impact on both revenue and profitability in North America for the foreseeable future.

The following commentary is on an underlying basis, except where otherwise stated. The difference between reported and underlying results is explained and reconciled on page 16.

Net operating income before loan impairment charges and other credit risk provisions (‘revenue’) was US$1.4bn, or 4% higher than the first half of 2011. This was mainly due to higher revenue in GB&M and Commercial Banking (‘CMB’). The increase in GB&M revenue included higher disposal

HSBC HOLDINGS PLC

Interim Management Report (continued)

gains on available-for-sale securities in Balance Sheet Management and continued growth in Foreign Exchange earnings. GB&M also recorded higher Rates income as market sentiment improved considerably during the first quarter of 2012. In CMB, revenue growth reflected increased net interest income derived from strong lending growth, notably during the first half of 2011, higher deposit spreads following interest rate rises in certain Asian markets during 2011, and growth in average customer account balances. In RBWM, we continued to manage down our Consumer and Mortgage Lending (‘CML’) run-off portfolio in North America and, as a consequence, revenue fell. This was partly offset by revenue growth in Hong Kong and Latin America.

Loan impairment charges and other credit risk provisions were in line with the first half of 2011. This reflected a decrease, primarily in North America and, to a lesser extent, in Europe, which was broadly offset by an increase in Latin America and Rest of Asia-Pacific. In North America, the reduction was mainly due to the continued decline in lending balances in the CML portfolio and the effect of the delays in foreclosure processing was less pronounced. In Europe, credit quality improved in our RBWM business, mainly in the UK, as we continued to focus on higher quality assets. This resulted in lower delinquency rates across both the secured and unsecured lending portfolios. This was broadly offset by increased loan impairment charges and other credit risk provisions in Latin America, notably in Brazil, due to higher delinquency rates following strong growth in lending balances in previous periods, and in Rest of Asia-Pacific due to higher individually assessed loan impairments and a charge on available-for-sale debt securities.

Operating expenses were higher than in the first half of 2011. This increase resulted from a number of notable items, which included a provision of US$700m in respect of US anti-money laundering, BSA and OFAC investigations, as well as restructuring costs of US$563m and provisions relating to customer redress programmes in the UK of US$1.3bn, compared with US$477m and US$611m, respectively, in the first half of 2011. Notable items in the first half of 2011 also included a credit of US$587m relating to pension obligations in the UK.

The provisions for customer redress programmes include estimates in respect of possible mis-selling of PPI policies and interest rate protection products in previous years. The additional provision in the first half of 2012 relating to PPI sales reflects the refinement of our assumptions in the light of our recent claims experience. The provision in relation to certain US law enforcement and regulatory matters represents an estimate of the amount of penalties and/or fines that are likely to be imposed in connection with the anti-money laundering, OFAC and BSA investigations currently underway. See page 105 for further information about the possible adverse consequences which could arise from these regulatory investigations. There are many factors which affect the estimates on which these provisions are based and there remains a high degree of uncertainty as to the costs that will be eventually incurred.

Excluding the items above, operating expenses were marginally lower, reflecting our sustainable cost saving initiatives, partly offset by wage inflation, investment in compliance infrastructure and business expansion projects. During the first half of 2012, full-time equivalent staff numbers (‘FTE’s) reduced by more than 16,700. Our organisational effectiveness programmes led to a decrease of around 9,500, while business disposals accounted for the majority of the remaining reduction. Our operational effectiveness programmes led to sustainable savings of US$0.8bn.

On a constant currency basis, income from associates increased, mainly driven by strong results in our mainland China associates. The contribution from Bank of Communications Co., Limited (‘BoCom’) rose due to wider spreads. Our share of profits from Industrial Bank Co. Limited (‘Industrial Bank’) increased due to continued strong lending growth.

The reported profit after tax was US$0.7bn or 7% lower than in the first half of 2011, reflecting a higher tax charge in the first half of 2012. This arose from higher taxed profits on the disposal of the US branches and Card and Retail Services Business combined with a non-deductible provision in respect of the US law enforcement and regulatory matters. The lower tax charge in the first half of 2011 included the benefit of deferred tax recognised in respect of foreign tax credits. As a result of these factors, the effective tax rate for the first half of 2012 was 28.5% compared with 14.9% in 2011.

The following commentaries are on a constant currency basis, unless stated otherwise.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Group performance by income and expense item

Net interest income

	Half-year to
	30 June 2012 US$m		30 June 2011 US$m		31 December 2011 US$m

Interest income	29,549		31,046		31,959
Interest expense	(10,173)		(10,811)		(11,532)

Net interest income[1][8]	19,376		20,235		20,427

Average interest-earning assets	1,645,410		1,607,626		1,637,446
Gross interest yield[19]	3.61%		3.89%		3.87%
Cost of funds	(1.45%	)	(1.52%	)	(1.59%	)
Net interest spread[20]	2.16%		2.37%		2.28%
Net interest margin[21]	2.37%		2.54%		2.47%

For footnotes, see page 100.

Reported net interest income decreased by 4%. On a constant currency basis, it declined by 1%.

On an underlying basis, in which the comparable period of 2011 has been adjusted by US$669m relating to constant currency and US$709m to reflect the completion of the sales of the Card and Retail Services business and 138 non-strategic branches, net interest income rose by 3%.

On a constant currency basis, interest income earned on interest-earning assets fell. This was driven mainly by a significant decline in Balance Sheet Management in Europe as yield curves continued to flatten and interest rates remained low, together with a reduction in the available-for-sale debt security portfolio as a result of disposals, notably in the first quarter of 2012. During the second half of 2011 and the first half of 2012, we placed a greater portion of our excess liquidity with central banks in line with our conservative risk profile; the lower yield on these placements relative to other financial investments also contributed to the decline in interest income. This was partly offset by higher Balance Sheet Management revenues in Hong Kong and Rest of Asia-Pacific, notably mainland China, resulting from growth in the size of the investment portfolio and higher interest rates.

Average customer lending balances, including those classified within ‘Assets held for sale’, rose significantly compared with the first half of 2011. This reflected the targeted lending growth throughout 2011 and in the first half of 2012 in CMB and GB&M, as well as strong residential mortgage lending growth in RBWM in the UK, Hong Kong and Rest of Asia-Pacific. However, the benefit to interest income of the growth in average balances was offset in income terms by a decline in the overall yield on customer lending as a result of a change in the composition of our lending book. This was driven by significant growth in relatively lower yielding term lending in CMB and GB&M and higher quality secured lending, particularly residential mortgages, as we continued to reduce higher yielding unsecured lending in RBWM.

The decline in interest income was partly offset by lower interest expense, notably in relation to debt issued by the Group. This reflected a net reduction in average balances outstanding, largely in the US, as funding requirements fell following the business disposals and in Europe, where short-term funding was not replaced in line with the rise in deposit funding.

Interest expense on customer accounts, including those reported within ‘Other liabilities held for sale’, was broadly in line with the first half of 2011. There was a significant rise in average balances in Hong Kong, Rest of Asia-Pacific and Europe as a result of targeted campaigns; however, the effect of this growth was largely offset by a reduction in the cost of funds, driven by downward movement in interest rates in Latin America and re-pricing activities in the US.

The decrease in the net interest spread compared with the first half of 2011 was attributable to lower yields on our excess liquidity and customer lending partly offset by a reduction in the cost of funds on customer accounts. Our net interest margin also fell, but by a lesser amount, due to the benefit from net free funds, which rose as a result of customers holding more funds in liquid non-interest bearing current accounts and higher third-party funding of our trading book.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Net fee income

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	31 December 2011 US$m

Account services	1,755	1,846	1,824
Cards	1,716	1,977	1,978
Funds under management	1,242	1,414	1,339
Credit facilities	867	849	900
Broking income	707	933	778
Imports/exports	606	552	551
Insurance	425	545	507
Remittances	399	371	399
Underwriting	377	332	246
Global custody	375	391	360
Unit trusts	344	374	283
Corporate finance	230	235	206
Trust income	141	148	146
Investment contracts	71	65	71
Mortgage servicing	47	56	53
Other	979	856	912

Fee income	10,281	10,944	10,553

Less: fee expense	(1,974)	(2,137)	(2,200)

Net fee income	8,307	8,807	8,353

Net fee income decreased by US$500m on a reported basis, and by US$235m on a constant currency basis.

US$184m of the decrease on a constant currency basis was driven by the sale of the Card and Retail Services business which, in particular, led to a reduction in income relating to cards and insurance as well as fee expenses. As part of the transaction, we also entered into a transition service agreement with the purchaser to support certain account servicing operations until such time as these are integrated into the purchaser’s infrastructure. We will receive fees for providing these services and the associated costs will be reported in ‘Operating expenses’.

Broking income was lower, notably in Hong Kong and Europe, reflecting reduced transaction volumes as a result of weaker investor sentiment amidst uncertain market conditions.

Income from funds under management (‘FuM’) was also lower, mainly in Europe and Rest of Asia-Pacific, reflecting adverse movements in equity markets and muted investor sentiment, particularly in the second half of 2011. Europe was also affected by net new money outflows and a fall in client numbers within GPB. In addition, income from FuM was lower in North America due to the sale of the private client services business in Canada.

Partly offsetting these reductions was an increase in trade-related income, notably in Europe, Hong Kong and Rest of Asia-Pacific, which benefited from export-led lending growth as we continued to capitalise on our position as the world’s leading trade finance bank, as reported in the Oliver Wyman Global Transaction Banking Survey 2011.

Underwriting fees also increased in GB&M, mainly in North America and Hong Kong, reflecting our participation in a higher number of debt capital markets transactions in the first half of 2012.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Net trading income

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	31 December 2011 US$m

Trading activities	3,622	3,615	1,258
Net interest income on trading activities	1,385	1,581	1,642
Gain/(loss) on termination of hedges	3	5	(5)
Other trading income – hedge ineffectiveness:
– on cash flow hedges	3	2	24
– on fair value hedges	(32)	(77)	(147)
Non-qualifying hedges	(462)	(314)	(1,078)

Net trading income[2][2],2[3]	4,519	4,812	1,694

For footnotes, see page 100.

Reported net trading income of US$4.5bn was 6% lower than in the first half of 2011. On a constant currency basis, it was 3% lower as a decline in net interest income from trading activities and higher adverse fair value movements on economic and non-qualifying hedges were only partly offset by a rise in income from trading activities.

Net interest income from trading activities declined due to lower average holdings of, and yields on, debt securities held for trading, partly offset by a reduction in funding costs.

There were adverse fair value movements on non-qualifying hedges. These hedges are derivatives entered into as part of a documented interest rate management strategy for which hedge accounting was not, or could not be, applied. They are principally cross-currency and interest rate swaps used to economically hedge fixed rate debt issued by HSBC Holdings and floating rate debt issued by HSBC Finance Corporation (‘HSBC Finance’). The size and direction of the changes in fair value of non-qualifying hedges that are recognised in the income statement can be volatile from year to year, but do not alter the cash flows expected as part of the documented interest rate management strategy for both the instruments and the underlying economically hedged assets and liabilities. In North America, the effects of falling US long-term interest rates was more pronounced than in the first half of 2011, resulting in higher adverse fair value movements. In Europe, there were adverse movements on non-qualifying hedges in European operating entities driven in part by a decline in interest rates. This was partly offset by lower adverse movements in HSBC Holdings, also in Europe, which was driven by a less pronounced decline in long-term US interest rates relative to sterling and euro interest rates than in the first half of 2011.

Income from trading activities increased. Our Foreign Exchange business benefited from increased client revenues, driven in part by GB&M’s ongoing collaboration with CMB, coupled with a favourable trading environment for foreign exchange, particularly in Europe. Rates revenues increased in Europe with higher revenues attributable to the tightening of spreads on eurozone bonds, notably in the first quarter of 2012 following the announcement of the long-term refinancing operation (‘LTRO’). Rates revenues in Hong Kong and Rest of Asia-Pacific also benefited from tightening spreads.

These strong performances in Foreign Exchange and Rates were also partly offset by a reduction in Equities trading revenues, which reflected a less favourable trading environment. Net trading income from our legacy credit portfolio (see page 284) also declined as a result of write-downs compared with net releases of write-downs in the first half of 2011. There were also adverse fair value movements on structured liabilities of US$330m, mainly in Rates, as credit spreads tightened at the beginning of 2012 compared with a reported favourable fair value movement of US$60m in the first half of the previous year.

In addition, there were adverse foreign exchange movements on trading assets held as economic hedges of foreign currency debt held at fair value compared with favourable fair value movements reported in the first half of 2011. These offset favourable foreign exchange movements on the foreign currency debt which are reported in ‘Net expense from financial instruments designated at fair value’.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Net income/(expense) from financial instruments designated at fair value

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	31 December 2011 US$m
Net income/(expense) arising from:
– financial assets held to meet liabilities under insurance and investment contracts	811	547	(1,480)
– liabilities to customers under investment contracts	(260)	(186)	417
– HSBC’s long-term debt issued and related derivatives	(1,810)	(494)	4,655
Change in own credit spread on long-term debt[2][4]	(2,170)	(143)	4,076
Other changes in fair value[25]	360	(351)	579

– other instruments designated at fair value and related derivatives	76	33	(53)

Net income/(expense) from financial instruments designated at fair value	(1,183)	(100)	3,539
Assets and liabilities from which net income/(expense) from financial instruments designated at fair value arose
	At
	30 June 2012 US$m	30 June 2011 US$m	31 December 2011 US$m

Financial assets designated at fair value at period-end	32,310	39,565	30,856
Financial liabilities designated at fair value at period-end	87,593	98,280	85,724

Including:
Financial assets held to meet liabilities under:
– insurance contracts and investment contracts with DPF[2][6]	7,884	8,109	7,221
– unit-linked insurance and other insurance and investment contracts	20,968	21,584	20,033
Long-term debt issues designated at fair value	75,357	79,574	73,808

For footnotes, see page 100.

Most of the financial liabilities designated at fair value relate to certain fixed-rate long-term debt issued and managed in conjunction with interest rate swaps as part of a documented interest rate management strategy. The movement in fair value of these long-term debt issues includes the effect of our credit spread changes and any ineffectiveness in the economic relationship between the related swaps and own debt. As credit spreads widen or narrow, accounting profits or losses are booked. The size and direction of the changes in the credit spread on our debt and ineffectiveness, which are recognised in the income statement, can be volatile from period to period, but do not alter the cash flows envisaged as part of the documented interest rate management strategy. As a consequence, fair value movements arising from changes in our own credit spread on long-term debt and other fair value movements on the debt and related derivatives are not regarded internally as part of managed performance and are therefore not allocated to global businesses, but are reported in ‘Other’. Credit spread movements on own debt are excluded from underlying results, and related fair value movements are not included in the calculation of regulatory capital.

We reported net expense from financial instruments designated at fair value of US$1.2bn in the first half of 2012 compared with US$100m in the same period in 2011. This included the credit spread-related movements in the fair value of our own long-term debt, on which we reported adverse fair value movements of US$2.2bn and US$143m in the respective periods. The adverse fair value movements arose in the first half of 2012 as credit spreads tightened in Europe and North America, compared with lower adverse fair value movements in the first half of 2011.

Net income arising from financial assets held to meet liabilities under insurance and investment contracts reflected higher net investment gains in 2012 as market conditions improved, compared with the first half of 2011. This predominantly affected the value of assets held to support unit-linked contracts in the UK and Hong Kong, insurance contracts with discretionary participation features (‘DPF’) in Hong Kong, and investment contracts with DPF in France.

The investment gains arising from equity markets resulted in a corresponding movement in liabilities to customers, reflecting the extent to which unit-linked policyholders, in particular, participate in the investment performance of the associated asset portfolio. Where these relate to assets held to back investment contracts, the corresponding movement in

HSBC HOLDINGS PLC

Interim Management Report (continued)

liabilities to customers is also recorded under ‘Net income from financial instruments designated at fair value’. This is in contrast to gains or losses related to assets held to back insurance contracts or investment contracts with DPF, where the corresponding movement in liabilities to customers is recorded under ‘Net insurance claims incurred and movement in liabilities to policyholders’.

Within net income from financial instruments designated at fair value were favourable foreign exchange movements in the first half of the year, compared with adverse movements in the same period in 2011 on foreign currency debt designated at fair value issued as part of our overall funding strategy. An offset from trading assets held as economic hedges was reported in ‘Net trading income’.

Gains less losses from financial investments

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	31 December 2011 US$m

Net gains/(losses) from disposal of:
– debt securities	672	306	406
– equity securities	456	213	147
– other financial investments	5	(3)	15

	1,133	516	568
Impairment of available-for-sale equity securities	(110)	(31)	(146)

Gains less losses from financial investments	1,023	485	422

In the first half of 2012, gains less losses from financial investments rose by US$538m and US$555m on a reported and a constant currency basis, respectively.

This was principally driven by higher gains generated from the disposal of available-for-sale government debt securities in Europe, notably in the first quarter of 2012 and, to a lesser extent, in North and Latin America, as part of Balance Sheet Management’s structural interest rate risk management activities. These gains were offset in part by the non-recurrence of gains in Hong Kong in the first half of 2011.

Net gains on the disposal of equity securities rose significantly in Hong Kong as a result of the sale of our shares in two non-strategic investments in India, Axis Bank Limited and Yes Bank Limited. They were offset in part by lower net gains on the disposal of equity securities in Europe and the non-recurrence of a gain in GB&M on the sale of shares in a Mexican listed company in the first half of 2011.

Higher impairments in equity investments were driven by the financial restructuring of an equity investment in the renewable energy sector.

Net earned insurance premiums

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	31 December 2011 US$m

Gross insurance premium income	6,929	6,928	6,410
Reinsurance premiums	(233)	(228)	(238)

Net earned insurance premiums	6,696	6,700	6,172

Net earned insurance premiums remained broadly unchanged on a reported basis, but increased by 4% on a constant currency basis. This rise was primarily driven by strong sales of life insurance products in Hong Kong and Rest of Asia-Pacific, and unit-linked, term life and credit protection products in Latin America.

In Hong Kong, sales of insurance contracts with DPF increased, supported by product launches and marketing campaigns. Renewal premiums from unit-linked contracts also increased as a result of strong sales in previous periods.

In Latin America, net earned premiums grew due to a rise in sales volumes of unit-linked, term life and credit protection products in Brazil. This was partly offset in Argentina, as premiums decreased as a result of the sale of the general insurance business in May 2012.

HSBC HOLDINGS PLC

Interim Management Report (continued)

In Europe, net earned premiums decreased in France on investment contracts with DPF as a result of the adverse economic environment and increased product competition. In addition, there was a reduction in premiums due to the non-renewal and transfer to third parties of certain contracts in our Irish business.

Other operating income

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	31 December 2011 US$m

Rent received	100	75	142
Gains/(losses) recognised on assets held for sale	202	(4)	59
Valuation gains/(losses) on investment properties	43	38	80
Gain on disposal of property, plant and equipment, intangible assets and non-financial investments	146	27	30
Gains arising from dilution of interests in associates	–	181	27
Change in present value of in-force long-term insurance business	401	658	68
Other	130	310	75

Other operating income	1,022	1,285	481

Change in present value of in-force long-term insurance business
	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	31 December 2011 US$m

Value of new business	530	515	428
Expected return	(216)	(175)	(253)
Assumption changes and experience variances	87	40	(70)
Other adjustments	–	278	(37)

Change in present value of in-force long-term insurance business[2][7]	401	658	68

For footnote, see page 100.

Reported other operating income of US$1.0bn decreased by 20% in the first half of 2012 and by 17% on a constant currency basis.

Reported other operating income in the first half of 2012 included gains on selling businesses as we rationalised our portfolio in non-strategic markets. These included gains of US$83m on the sale of the Private Client Services business in Canada, US$108m on the sale of our RBWM operations in Thailand, US$67m on the sale of our Global Private Banking (‘GPB’) business in Japan, US$130m on the sale of our shareholding in a property company in the Philippines, and US$102m following the completion of the sale of our general insurance manufacturing business in Argentina.

In the first half of 2011, reported other operating income included a gain of US$181m arising from a further dilution of our holding in Ping An following its issue of share capital to a third party.

On an underlying basis, excluding the items listed above, other operating income decreased largely due to the non-recurrence of a gain of US$237m (US$243m as reported) recognised upon refinement of the calculation of the present value of in-force (‘PVIF’) long-term insurance business in the first half of 2011. The increase in the PVIF asset attributable to the value of new business, in line with the rise in premiums, was largely offset by the net movement in expected return and experience and assumption updates.

Losses were also recognised on the sale of syndicated loans in Europe and on the reclassification of certain businesses to held-for-sale in Latin America. The non-recurrence of the gain on sale and leaseback of branches in Mexico in the first half of 2011 also contributed to the decrease in other operating income.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Net insurance claims incurred and movement in liabilities to policyholders

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	31 December 2011 US$m

Insurance claims incurred and movement in liabilities to policyholders:
– gross	6,869	6,761	4,870
– reinsurers’ share	(94)	(144)	(306)

– net[28]	6,775	6,617	4,564

For footnote, see page 100.

Net insurance claims incurred and movement in liabilities to policyholders increased by 2% on a reported basis, and by 7% on a constant currency basis. The increase was driven by the continued growth of the business, notably in Hong Kong and Latin America, and from higher investment returns allocated to policyholders compared with the same period in 2011.

The increase in liabilities to policyholders was primarily driven by additional liabilities established for new business written, notably in Hong Kong and Brazil, which was consistent with increases in net earned premiums. In addition, the strong renewal premium in Hong Kong also contributed to additional reserves.

Further increases in the movement in liabilities to policyholders resulted from gains on the fair value of the assets held to support policyholder contracts where the policyholder bears investment risk. This particularly related to unit-linked insurance contracts and investment and insurance contracts with DPF. The higher investment returns were the result of favourable equity market movements compared with the same period in 2011. The gains or losses experienced on the financial assets designated at fair value held to support these insurance and investment contract liabilities are reported in ‘Net income from financial instruments designated at fair value’.

Loan impairment charges and other credit risk provisions

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	31 December 2011 US$m

Loan impairment charges
New allowances net of allowance releases	5,093	5,703	7,228
Recoveries of amounts previously written off	(568)	(730)	(696)

	4,525	4,973	6,532
Individually assessed allowances	1,103	638	1,277
Collectively assessed allowances	3,422	4,335	5,255

Impairment of available-for-sale debt securities	243	308	323
Other credit risk provisions/(recoveries)	31	(15)	6

Loan impairment charges and other credit risk provisions	4,799	5,266	6,861

	%	%	%
– as a percentage of underlying revenue	13.8	15.8	22.2
Impairment charges on loans and advances to customers as a percentage of gross average loans and advances to customers (annualised)	1.0	1.0	1.3

On a reported basis, loan impairment charges and other credit risk provisions decreased from US$5.3bn to US$4.8bn, a decline of 9% compared with the first half of 2011 and 6% on a constant currency basis. Within this, collectively assessed allowances fell by 19% and individually assessed impairment allowances increased by 78% on a constant currency basis.

An improvement in loan impairment charges and other credit risk provisions was recorded, primarily in our CML portfolio in North America and, to a lesser extent, in Europe. This was partly offset by increased loan impairment charges and other credit risk provisions in Latin America, mainly in Brazil, as well as in Rest of Asia-Pacific and the Middle East and North Africa.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Impairments on available-for-sale debt securities were US$56m lower than in the first half of 2011, primarily in Europe due to lower charges on available-for-sale ABSs on legacy credit and lower impairment charges on available-for-sale Greek sovereign debt in GB&M.

Loan impairment charges and other credit risk provisions in North America fell by 29% compared with the first half of 2011 to US$2.2bn, reflecting a reduction in CML, as well as the sale of the Card and Retail Services business in May 2012.

Loan impairment charges in our CML business in the US fell by 28% to US$1.6bn, driven by lower lending balances, an improvement in two-months-and-over contractual delinquency on balances less than 180 days past due as the portfolios continued to run off. Loan impairment charges were adversely affected by delays in expected cash flows from mortgage loans as a result of delays in foreclosure processing, though the effect was less pronounced than in the first half of 2011. Additionally, in the first half of 2012 we increased our loan impairment allowances having updated our assumptions regarding the timing of expected cash flows received from customers with modified loans.

In Europe, loan impairment charges and other credit risk provisions decreased by 9% to US$1.0bn, primarily in the UK. This reduction was mainly in RBWM, due to improved delinquency trends across both the secured and unsecured portfolios where we continued to focus our lending growth on higher quality assets. In GB&M, loan impairment charges increased because of a small number of individually assessed provisions in the UK and a rise in charges in our legacy credit business. This was partly offset by lower credit risk provisions, primarily driven by reduced impairments on available-for-sale ABSs in legacy credit as the losses arising in the underlying collateral pools generated lower charges, coupled with a lower impairment charge on Greek sovereign debt. Further information on our exposures to countries in the eurozone is provided in ‘Areas of special interest – Eurozone exposures’ on page 121. In CMB, loan impairment charges and other credit risk provisions increased by US$58m, driven by a rise in individually assessed loan impairment allowances, reflecting the challenging economic conditions.

Loan impairment charges and other credit risk provisions in Latin America increased by 57% to US$1.1bn, primarily in RBWM and CMB. In RBWM, this was mainly due to increased delinquency rates in Brazil, following strong balance sheet growth in previous periods which was driven by increased marketing, a focus on acquiring customers and strong customer demand in buoyant economic conditions which subsequently weakened. In CMB, loan impairment charges and other credit risk provisions almost doubled to US$315m, mainly in Brazil following strong balance sheet growth, primarily in Business Banking, which resulted in increased delinquencies as well as a rise in individually assessed loan impairment charges. We took a number of steps to address the increase in delinquencies in RBWM and CMB, including improving our collections capabilities reducing third-party originations and lowering credit limits where appropriate.

In Rest of Asia-Pacific, loan impairment charges and other credit risk provisions increased by US$197m, due to higher individually assessed impairment charges relating to a small number of corporate exposures in the region and a charge on available-for-sale debt securities.

In the Middle East and North Africa, loan impairment charges and other credit risk provisions increased by 38% to US$135m, primarily in GB&M, as we incurred a small number of significant individually assessed loan impairment charges in the first half of 2012. Loan impairment charges were 36% lower in RBWM due to an improvement in credit quality which reflected the repositioning of the book towards higher quality lending. Loan impairment charges were also lower in CMB due to the non-recurrence of loan impairment charges in the first half of 2011, relating to a small number of corporate names as we worked closely with our customers through the credit cycle.

In Hong Kong, loan impairment charges and other credit risk provisions remained broadly unchanged as the credit environment remained stable and we maintained our focus on high levels of asset quality.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Operating expenses

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	31 December 2011 US$m

Employee compensation and benefits	10,905	10,521	10,645
Premises and equipment (excluding depreciation and impairment)	2,086	2,196	2,307
General and administrative expenses	7,039	6,223	6,733

Administrative expenses	20,030	18,940	19,685
Depreciation and impairment of property, plant and equipment	706	805	765
Amortisation and impairment of intangible assets	468	765	585

Operating expenses	21,204	20,510	21,035

Included in the above are the following notable cost items:
Restructuring costs (including impairment of assets)	563	477	645
UK customer redress programmes	1,345	611	287
UK bank levy	(34)	–	570
US mortgage foreclosure and servicing costs	–	–	257
UK pension credit	–	(587)	–
Deferred variable compensation awards – accelerated amortisation	–	138	25
US anti-money laundering, BSA and OFAC investigations	700	–	–

Staff numbers (full-time equivalent)
	At
	30 June 2012	30 June 2011	31 December 2011

Europe	73,143	76,879	74,892
Hong Kong	27,976	30,214	28,984
Rest of Asia-Pacific	86,207	91,924	91,051
Middle East and North Africa	9,195	8,755	8,373
North America	23,341	32,605	30,981
Latin America	51,667	55,618	54,035

Staff numbers	271,529	295,995	288,316

Operating expenses of US$21.2bn increased by 3% on a reported basis and by US$1.4bn or 7% on a constant currency basis compared with the first half of 2011. On an underlying basis, costs increased by 10%.

The rise in operating expenses on a constant currency basis resulted from a number of notable items.

In the first half of 2012, additional provisions of US$1.7bn were raised in respect of customer redress provisions in the UK, taking the balance sheet provision at 30 June 2012 to US$1.1bn (see Note 17 on the Financial Statements). These provisions include the estimated redress for the possible mis-selling in previous years of PPI policies (US$1.0bn) and interest rate protection products (US$237m). With regard to the latter, we are working with customers and the Financial Services Authority (‘FSA’) to assess the need for redress for smaller companies. The additional provision relating to PPI sales reflects the refinement of our assumptions in the light of our recent claims experience. There are many factors which affect the estimated liability and there remains a high degree of uncertainty as to the eventual cost of redress for these matters.

Operating expenses included a provision of US$700m which represents management’s best estimate of the amount of penalties and fines related to US anti-money laundering, BSA and OFAC investigations as described in Note 25 on the Financial Statements. There is a high degree of uncertainty in making this estimate and it is possible that the amounts when finally determined could be higher, possibly significantly higher. A change to this estimate could adversely affect operating expenses in the future. On page 107, we discuss the possible adverse consequences which could arise from regulatory investigations.

Costs also rose due to the non-recurrence of a credit in 2011 of US$570m (US$587m as reported) following a change in the inflation measure used to calculate the defined benefit obligation in the UK for deferred pensions.

HSBC HOLDINGS PLC

Interim Management Report (continued)

In the first half of 2012, we continued in our efforts to simplify the Group through our organisational effectiveness programmes. This resulted in an increase in restructuring costs of US$112m compared with the first half of 2011.

During the period we achieved a further US$0.8bn of sustainable cost savings through our organisational effectiveness programmes. The savings achieved by delivering on these programmes enabled the funding of investment in strategic initiatives including business expansion projects, primarily in Rest of Asia-Pacific, and the strengthening of our regulatory control and compliance infrastructure.

During the first half of the year our average staff numbers (expressed in FTEs) fell by 5%, compared with the first half of 2011. We recorded a net reduction of more than 16,700 FTEs compared with the end of 2011 through our organisational effectiveness programmes and the sale of the Card and Retail Services portfolio and the non-strategic branches in the US. The resulting savings in staff costs, however, were more than offset by restructuring costs, the non-recurrence of the UK pension credit and wage inflation in Latin America, Hong Kong and Rest of Asia-Pacific.

General and administrative expenses increased due to the notable items referred to above. Excluding notable items, costs fell, primarily in North America reflecting reduced marketing programmes in Card and Retail Services during the first half of 2012 and the lower cost of holding foreclosed properties, as inventory diminished following the slowing of foreclosure processing activities. Offsetting this decline were higher compliance costs in the US, along with business growth and general inflationary pressures particularly in Latin America and Rest of Asia-Pacific.

Cost efficiency ratios

	Half-year to
	30 June 2012%	30 June 2011%	31 December 2011%

HSBC	57.5	57.5	57.5

Geographical regions
Europe	96.1	70.7	70.2
Hong Kong	39.1	43.2	45.9
Rest of Asia-Pacific	48.2	53.0	55.4
Middle East and North Africa	43.4	46.4	42.7
North America	44.7	55.8	55.6
Latin America	59.0	65.3	61.4

Global businesses
Retail Banking and Wealth Management	52.9	61.2	65.5
Commercial Banking	45.3	45.1	47.4
Global Banking and Markets	49.1	50.2	66.0
Global Private Banking	67.8	66.1	71.7

Share of profit in associates and joint ventures

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	31 December 2011 US$m
Associates
Bank of Communications Co., Limited	829	642	728
Ping An Insurance (Group) Company of China, Ltd.	447	469	477
Industrial Bank Co., Limited	305	199	272
The Saudi British Bank	189	171	137
Other	41	56	70

Share of profit in associates	1,811	1,537	1,684
Share of profit in joint ventures	32	19	24

Share of profit in associates and joint ventures	1,843	1,556	1,708

The reported share of profit in associates and joint ventures was US$1.8bn, an increase of 18%

compared with the first half of 2011. On a constant currency basis, this increased by 15%, driven primarily by higher contributions from our mainland China associates.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Our share of profits from BoCom rose, driven by loan growth and wider spreads. Fee income also increased from settlements and credit cards. Profits from Industrial Bank increased due to continued strong lending growth and a rise in fee based revenue, partly offset by a rise in operating expenses.

Profits from The Saudi British Bank rose, driven by higher revenues, lower loan impairment charges and good cost control.

Profits from Ping An were lower, as increased income from the banking business following the consolidation of Shenzhen Development Bank and stable insurance income were more than offset by lower securities broking and underwriting income.

On 6 March 2012, Industrial Bank announced a proposal for the private placement of additional share capital. The proposal is subject to regulatory approvals and, if it proceeds, will dilute our interest in Industrial Bank and lead to a reassessment of the current accounting treatment of the investment.

Tax expense

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	31 December 2011 US$m

Profit before tax	12,737	11,474	10,398
Tax expense	(3,629)	(1,712)	(2,216)

Profit after tax	9,108	9,762	8,182

Effective tax rate	28.5%	14.9%	21.3%

The tax charge in the first half of 2012 was US$1.9bn higher than in the first half of 2011 on a reported basis.

The higher tax charge in the first half of 2012 reflected the effect of higher taxed profits arising on the disposal of the Card and Retail Services business and the US branches, as well as the non-deductible provision in respect of US anti-money laundering,

BSA and OFAC investigations. The lower tax charge in the first half of 2011 included the benefit of US deferred tax recognised in 2011 in respect of foreign tax credits.

As a result of these factors, the reported effective tax rate for the first half of 2012 was 28.5% compared with 14.9% for the first half of 2011.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Consolidated balance sheet

Summary consolidated balance sheet

	At 30 June 2012 US$m	At 30 June 2011 US$m	At 31 December 2011 US$m
ASSETS

Cash and balances at central banks	147,911	68,218	129,902
Trading assets	391,371	474,950	330,451
Financial assets designated at fair value	32,310	39,565	30,856
Derivatives	355,934	260,672	346,379
Loans and advances to banks	182,191	226,043	180,987
Loans and advances to customers[2][9]	974,985	1,037,888	940,429
Financial investments	393,736	416,857	400,044
Assets held for sale	12,383	1,599	39,558
Other assets	161,513	165,195	156,973

Total assets	2,652,334	2,690,987	2,555,579

LIABILITIES AND EQUITY

Liabilities
Deposits by banks	123,553	125,479	112,822
Customer accounts	1,278,489	1,318,987	1,253,925
Trading liabilities	308,564	385,824	265,192
Financial liabilities designated at fair value	87,593	98,280	85,724
Derivatives	355,952	257,025	345,380
Debt securities in issue	125,543	149,803	131,013
Liabilities under insurance contracts	62,861	64,451	61,259
Liabilities of disposal groups held for sale	12,599	41	22,200
Other liabilities	123,414	123,560	111,971

Total liabilities	2,478,568	2,523,450	2,389,486

Equity
Total shareholders’ equity	165,845	160,250	158,725
Non-controlling interests	7,921	7,287	7,368

Total equity	173,766	167,537	166,093

Total equity and liabilities	2,652,334	2,690,987	2,555,579

Selected financial information

Called up share capital	9,081	8,909	8,934
Capital resources[30,31]	175,724	173,784	170,334
Undated subordinated loan capital	2,778	2,782	2,779
Preferred securities and dated subordinated loan capital[3][2]	48,815	53,659	49,438

Risk-weighted assets and capital ratios[30]
Risk-weighted assets	1,159,896	1,168,529	1,209,514

	%	%	%

Core tier 1 ratio	11.3	10.8	10.1
Tier 1 ratio	12.7	12.2	11.5

Financial statistics
Loans and advances to customers as a percentage of customer accounts	76.3	78.7	75.0
Average total shareholders’ equity to average total assets	5.9	5.7	5.6

Net asset value per ordinary share at period-end[3][3] (US$)	8.73	8.59	8.48
Number of US$0.50 ordinary shares in issue (millions)	18,164	17,818	17,868

Closing foreign exchange translation rates to US$:
US$1: £	0.638	0.625	0.646
US$1: €	0.790	0.690	0.773

For footnotes, see page 100.

A more detailed consolidated balance sheet is contained in the Financial Statements on page 213.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Movement from 31 December 2011 to 30 June 2012

Total reported assets were US$2.7 trillion, 4% higher than at 31 December 2011 on both a reported and constant currency basis.

Our conservative approach to managing the Group balance sheet and strong excess liquidity position, partly due to the growth in deposits in the first half of 2012, enabled us to continue to support our customers’ borrowing requirements, resulting in growth in term and trade-related lending and residential mortgages. Trading assets grew due to increased client activity in the first half of 2012, and the fair value of derivative contracts rose due to downward movements of yield curves in major currencies. A number of the business disposals announced previously were completed, including the sale of the Card and Retail Services business and 138 non-strategic branches in the US, as we continued to reshape our balance sheet and improve our capital deployment.

The following commentary is based on a comparison with the balance sheet at 31 December 2011.

Assets

Cash and balances at central banks increased by 14%. Financial markets continued to be dominated by concerns about eurozone sovereign debt levels and their possible contagion effects in the first half of 2012. As a result, we maintained our conservative risk profile by placing a greater portion of our excess liquidity with central banks, particularly in Europe. In North America, balances at central banks declined as liquidity was redeployed into government debt securities and reverse repos and to repay debt.

Trading assets rose by 18%, as client activity increased from the subdued levels seen in the second half of 2011. This resulted in higher reverse repo and equity securities balances, as well as a rise in settlement account balances which vary significantly in proportion to the level of trading activity. In addition, the increase in cash collateral posted with external counterparties reflected the increase in the fair value of derivative liabilities.

Financial assets designated at fair value increased by 6%. This was driven by the consolidation of a fund in our insurance business in France, which invests primarily in debt securities, following an increase in our holding in the first half of the year.

Derivative assets increased by 3%. This was driven by a significant rise in the fair value of interest rate contracts, notably in Europe, due to downward movements of yield curves in major currencies reflecting the ongoing monetary response to the economic weakness and turmoil in the eurozone. This was offset in part by higher netting, which rose in line with the increase in fair values.

Loans and advances to banks remained in line with December 2011 levels.

Loans and advances to customers increased by 4%. Lending grew in the second quarter of 2012, notably in CMB in Hong Kong, Rest of Asia-Pacific and the UK and in GB&M in Rest of Asia-Pacific as we captured international trade and capital flows and demand for credit rose. Overdraft balances in the UK which did not meet netting criteria under current accounting rules also increased, with a corresponding rise in customer accounts. Reverse repo balances rose, largely due to the deployment of the proceeds from the US disposals. In addition, residential mortgage balances continued to grow strongly, notably in the UK reflecting the success of our competitive offerings and marketing campaigns and, to a lesser extent, in Hong Kong where housing market activity remained relatively subdued compared with the previous year. The rise was also attributable to the completion of the merger of our operations in Oman (‘HSBC Oman’) with Oman International Bank S.A.O.G. (‘OIB’). This was partly offset by a reduction in residential mortgage balances in the US due to repayments on the run-off portfolio closed to new business.

During the first half of 2012, loans and advances to customers relating to the planned disposals of non-strategic RBWM banking operations in Rest of Asia-Pacific and businesses in Latin America were reclassified from ‘Loans and advances to customers’ to ‘Assets held-for-sale’ as we continued to reshape the Group using our five filters framework. A combined view of customer lending, which includes loans and advances to customers classified as held for sale is shown on page 36. The combined view of lending remained in line with December 2011 levels as growth in mortgage balances and term lending was broadly offset by the completion of the sale of the US Card and Retail Services business and the disposal of 138 non-strategic branches in the US in the first half of 2012.

Financial investments were broadly in line with December 2011 levels as Balance Sheet Management continued to hold large portfolios of highly liquid assets while managing selectively our exposure to sovereign debt. In Europe, financial investments declined as we redeployed the liquidity from the disposal of available-for-sale securities to

HSBC HOLDINGS PLC

Interim Management Report (continued)

central banks as part of portfolio management activities. This was largely offset by a rise in North America where excess liquidity was redeployed into government debt securities.

Assets held for sale declined by 69% as a result of the completion of the US disposals. This was partly offset by reclassification of assets of disposal groups to ‘Assets held for sale’, notably the loans and advances to customers associated with the non-strategic operations in Latin America and Rest of Asia-Pacific.

Other assets remained in line with December 2011 levels.

Liabilities

Deposits by banks increased by 10%. The continued turmoil in sovereign debt markets led to a rise in placements by other financial institutions with HSBC, notably in Europe.

Customer accounts grew by 2%, driven by growth in Europe across all global businesses, and in Hong Kong across RBWM and CMB, reflecting the success of deposit gathering initiatives. The rise was also attributable to the completion of the merger of HSBC Oman with OIB. This was partly offset by lower repo balances and declines in Latin America due to a managed reduction in term deposits in Brazil, together with a fall in North America as short-term institutional placements at the end of 2011 returned to more normal levels in a competitive market.

In the first half of 2012, we reclassified deposit balances of non-strategic businesses in Rest of Asia-Pacific and Latin America from ‘Customer accounts’ to ‘Liabilities held for sale’. A combined view of customer deposits with customer accounts classified as held for sale is shown on page 36. The rise in the combined view of deposits reflected the growth in customer accounts, offset in part by the completion of the sale of the non-strategic branches in the US.

Trading liabilities increased by 16% as a result of higher repo activity to fund the rise in trading assets resulting from the increase in client activity. Cash collateral posted by third parties also rose in line with the fair value of derivative assets, notably in Europe. Settlement account balances, which vary significantly in proportion to the level of trading activity, also increased.

Financial liabilities designated at fair value remained in line with December 2011 levels. A net increase in Europe as a result of new issuances was broadly offset by a net reduction in North America, where maturities were not replaced as funding requirements fell, driven by the business disposals and the continued reduction of the consumer finance portfolios in run-off in the US.

Derivative businesses are managed within market risk limits and, as a consequence, the increase in the value of Derivative liabilities broadly matched that of ‘Derivative assets’.

Debt securities in issue decreased by 4%. As noted above, funding requirements declined in North America and therefore maturing debt issuances were not replaced.

Liabilities under insurance contracts increased by 4%. This reflected reserves established for new business written, notably in Hong Kong and Europe, together with higher investment returns which resulted in a rise in the fair value of assets held to support unit-linked and investment and insurance contracts with DPF and the related liabilities to policyholders. This was partly offset by a reduction in insurance liabilities following the completion of the sale of the general insurance business in Argentina and reclassification of insurance liabilities in the US to liabilities of disposal groups held for sale.

Liabilities of disposal groups held for sale decreased by 43% following the completion of the disposal of 138 branches in the US. This was partly offset by the reclassification of liabilities relating to the non-strategic businesses in Latin America and Rest of Asia-Pacific together with insurance liabilities in the US to ‘Liabilities of disposal groups held for sale’ following the five filters review.

Other liabilities rose by 11%, reflecting the rise in provisions relating to certain US law enforcement and regulatory matters and customer redress provisions, a rise in current tax liabilities and higher balances owed to bondholders and investors in consolidated funds.

Equity

Total shareholders’ equity rose by 5%, driven by profits generated in the period and a reduction in the negative balance on the available-for-sale reserve from US$3.4bn at 31 December 2011 to US$1.8bn at 30 June 2012 reflecting an improvement in the fair value of these assets.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of constant currency changes in assets and liabilities

	30 June 2012 compared with 31 December 2011
HSBC	31 Dec 11 as reported US$m	Currency translation[3][4] US$m	31 Dec 11 at 30 Jun 12 exchange rates US$m	30 Jun 12 as reported US$m	Reported change %	Constant currency change %

Cash and balances at central banks	129,902	(625)	129,277	147,911	14	14
Trading assets	330,451	353	330,804	391,371	18	18
Financial assets designated at fair value	30,856	(429)	30,427	32,310	5	6
Derivative assets	346,379	(411)	345,968	355,934	3	3
Loans and advances to banks	180,987	(1,436)	179,551	182,191	1	1
Loans and advances to customers	940,429	1,209	941,638	974,985	4	4
Financial investments	400,044	(146)	399,898	393,736	(2)	(2)
Assets held for sale	39,558	(17)	39,541	12,383	(69)	(69)
Other assets	156,973	779	157,752	161,513	3	2

Total assets	2,555,579	(723)	2,554,856	2,652,334	4	4

Deposits by banks	112,822	(464)	112,358	123,553	10	10
Customer accounts	1,253,925	1,552	1,255,477	1,278,489	2	2
Trading liabilities	265,192	168	265,360	308,564	16	16
Financial liabilities designated at fair value	85,724	248	85,972	87,593	2	2
Derivative liabilities	345,380	(343)	345,037	355,952	3	3
Debt securities in issue	131,013	(247)	130,766	125,543	(4)	(4)
Liabilities under insurance contracts	61,259	(800)	60,459	62,861	3	4
Liabilities of disposal groups held for sale	22,200	(113)	22,087	12,599	(43)	(43)
Other liabilities	111,971	(339)	111,632	123,414	10	11

Total liabilities	2,389,486	(338)	2,389,148	2,478,568	4	4

Total shareholders’ equity	158,725	(391)	158,334	165,845	4	5
Non-controlling interests	7,368	7	7,375	7,921	8	7

Total equity	166,093	(384)	165,709	173,766	5	5

Total equity and liabilities	2,555,579	(722)	2,554,857	2,652,334	4	4

For footnote, see page 100.

In implementing our strategy, we have agreed to sell a number of businesses across the Group. Assets and liabilities of businesses, the sale of which is highly probable, are reported in held-for-sale categories on the balance sheet until the sale is closed. We include loans and advances to customers and customer account balances reported in held-for-sale categories in our combined view of customer lending and customer accounts. We consider the combined view more accurately reflects the size of our lending and deposit books and growth thereof.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Customer accounts by country

	At 30 June 2012 US$m	At 30 June 2011 US$m	At 31 December 2011 US$m

Europe	529,529	548,811	493,404
UK	382,945	366,134	361,181
France[3][6]	62,891	101,032	55,278
Germany	14,935	9,046	8,738
Malta	5,899	6,200	5,695
Switzerland	44,252	46,790	45,283
Turkey	7,171	7,583	6,809
Other	11,436	12,026	10,420

Hong Kong	318,820	305,726	315,345

Rest of Asia-Pacific	173,157	168,589	174,012
Australia	19,560	18,780	18,802
India	10,315	11,732	10,227
Indonesia	6,382	5,982	6,490
Mainland China	32,183	28,481	31,570
Malaysia	16,523	16,962	16,970
Singapore	46,560	40,906	44,447
Taiwan	11,822	11,968	11,659
Vietnam	1,870	1,543	1,834
Other	27,942	32,235	32,013

Middle East and North Africa
(excluding Saudi Arabia)	39,029	37,119	36,422
Egypt	7,444	7,103	7,047
Qatar	3,031	3,319	2,796
United Arab Emirates	17,727	18,558	18,172
Other	10,827	8,139	8,407

North America	148,360	162,633	155,982
US	91,525	104,749	97,542
Canada	46,113	47,049	45,510
Bermuda	10,722	10,835	12,930

Latin America	69,594	96,109	78,760
Argentina	4,862	4,403	4,878
Brazil	34,022	52,285	42,410
Mexico	22,491	25,326	21,772
Panama	5,696	7,535	5,463
Other	2,523	6,560	4,237

	1,278,489	1,318,987	1,253,925

For footnote, see page 100.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Combined view of customer lending and customer deposits

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Loans and advances to customers	974,985	1,037,888	(6.1)	974,985	940,429	3.7
Loans and advances to customers reported in held for sale[35]	5,496	1	–	5,496	35,105	(84.3)
Card and Retail Services	–	–	–	–	29,137	(100.0)
US branches	528	–	–	528	2,441	(78.4)
Other	4,968	1	–	4,968	3,527	40.9

Combined customer lending	980,481	1,037,889	(5.5)	980,481	975,534	0.5

Customer accounts	1,278,489	1,318,987	(3.1)	1,278,489	1,253,925	2.0
Customer accounts reported in held for sale[35]	9,668	–	–	9,668	20,138	(52.0)
US branches	3,633	–	–	3,633	15,144	(76.0)
Other	6,035	–	–	6,035	4,994	20.8

Combined customer deposits	1,288,157	1,318,987	(2.3)	1,288,157	1,274,063	1.1

For footnote, see page 100.

Economic profit/(loss)

Our internal performance measures include economic profit/(loss), a calculation which compares the return on financial capital invested in HSBC by our shareholders with the cost of that capital. We price our cost of capital internally and the difference between that cost and the post-tax profit attributable to ordinary shareholders represents the amount of economic profit/(loss) generated. In order to concentrate on performance rather than measurement bases, we emphasise the trend in economic profit/(loss) ahead of absolute amounts.

Our long-term cost of capital is reviewed annually and is 11% for 2012; this remains unchanged from 2011. The following commentary is on a reported basis.

The return on invested capital fell by 1.5 percentage points to 9.9%, which was 1.1 percentage points lower than our benchmark cost of capital. Our economic loss was US$0.9bn, a decrease of US$1.2bn compared with the gain at 30 June 2011. This reflected higher average invested capital and a decrease in profits attributable to ordinary shareholders, primarily due to a higher tax charge in the first half of 2012.

Economic profit/(loss)

	Half-year to
	30 June 2012		30 June 2011		31 December 2011
	US$m	%[3][7]	US$m	%[3][7]	US$m	%[3][7]

Average total shareholders’ equity	163,030		153,312		158,946
Adjusted by:
Goodwill previously amortised or written off	8,123		8,123		8,123
Property revaluation reserves	(901)		(916)		(912)
Reserves representing unrealised losses on effective cash flow hedges	85		384		190
Reserves representing unrealised losses on available-for-sale securities	2,441		3,699		3,059
Preference shares and other equity instruments	(7,256)		(7,256)		(7,256)

Average invested capital[4]	165,522		157,346		162,150

Return on invested capital[3][8]	8,152	9.9	8,929	11.4	7,295	8.9

Benchmark cost of capital	(9,054)	(11.0)	(8,583)	(11.0)	(8,989)	(11.0)

Economic profit/(loss) and spread	(902)	(1.1)	346	0.4	(1,694)	(2.1)

For footnotes, see page 100.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of RoRWA measures

Performance Management

We target a return on average ordinary shareholders’ equity of 12%–15%. For internal management purposes we monitor global businesses and geographical regions by pre-tax return on RWAs, a metric which combines return on equity and regulatory capital efficiency objectives.

In addition to measuring return on average risk- weighted assets (‘RoRWA’) we measure our performance internally using underlying RoRWA, which is underlying profit before tax as a percentage of average risk-weighted assets adjusted for the effects of foreign currency translation differences. Underlying RoRWA adjusts performance for certain items which distort year-on-year performance as explained on page 15.

We also present underlying RoRWA adjusted for the effect of operations which are not regarded as contributing to the longer-term performance of the Group. These include the run-off portfolios and the Card and Retail Services business which was sold in May 2012.

Reconciliation of underlying RoRWA (excluding run-off portfolios and Card and Retail Services)

	Half-year to 30 June 2012
	Pre-tax return	Average RWAs[39]	RoRWA [40,41]
	US$m	US$bn	%

Reported[41]	12,737	1,194	2.1

Underlying[40]	10,608	1,194	1.8
Run-off portfolios	(1,393)	175
Legacy credit in GB&M	(378)	48
US CML and other[42]	(1,015)	127

Card and Retail Services	768	34

Underlying (excluding run-off portfolios and Card and Retail Services)	11,233	986	2.3

	Half-year to 30 June 2011			Half-year to 31 December 2011
	Pre-tax return	Average RWAs[39]	RoRWA [40,41]	Pre-tax return	Average RWAs[40]	RoRWA [40,41]
	US$m	US$bn	%	US$m	US$bn	%

Reported[41]	11,474	1,134	2.0	10,398	1,179	1.7

Underlying[40]	10,968	1,101	2.0	5,806	1,156	1.0
Run-off portfolios	(1,451)	164		(3,448)	175
Legacy credit in GB&M	(88)	27		(339)	37
US CML and other[42]	(1,363)	137		(3,109)	138

Card and Retail Services	828	35		694	35

Underlying (excluding run-off portfolios and Card and Retail Services)	11,591	902	2.6	8,560	946	1.8

For footnotes, see page 100.

Disposals, held for sale and run-off portfolios

In implementing our strategy, we have sold or agreed to sell a number of businesses across the Group. The sale of these businesses, especially the US Card and Retail Services portfolio, will have a significant adverse effect on both our revenue and profitability in the future. In addition, we have two significant portfolios which are being run down. We expect the losses on these portfolios to continue to adversely affect the Group in the future.

The table below presents the historical results of these businesses. We do not expect the historical results to be indicative of future results because of disposal or run-off. Fixed allocated costs, included in total operating costs, will not necessarily be removed upon disposal and have been separately identified.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Summary income statements for disposals, held for sale and run-off portfolios43,44

	Half-year to 30 June 2012
				Run-off portfolios
	Card and Retail Services US$m	Other disposals US$m	Held for sale US$m	US CML and Other[4][2] US$m	Legacy credit in GB&M US$m

Net interest income/(expense)	1,267	109	270	1,277	(4)
Net fee income/(expense)	409	(1)	8	(9)	(8)
Net trading income/(expense)	–	6	50	(238)	(15)
Net income/(expense) from financial instruments designated at fair value	–	–	3	(513)	5
Gains less losses from financial investments	–	5	10	3	(39)
Dividend income	–	–	–	2	–
Net earned insurance premiums	–	134	308	19	–
Other operating income/(expense)	7	5	35	(39)	(3)

Total operating income/(expense)	1,683	258	684	502	(64)

Net insurance claims incurred and movement in liabilities to policyholders	–	(71)	(178)	(4)	–

Net operating income/(expense)[1][4]	1,683	187	506	498	(64)

Loan impairment (charges)/recoveries and other credit risk provisions	(322)	1	(30)	(1,577)	(268)

Net operating income/(expense)	1,361	188	476	(1,079)	(332)

Total operating expenses	(593)	(158)	(346)	(386)	(46)

Operating profit/(loss)	768	30	130	(1,465)	(378)

Share of profit in associates and joint ventures	–	1	1	–	–

Profit/(loss) before tax	768	31	131	(1,465)	(378)

By geographical region

Europe	–	–	–	–	(369)
Hong Kong	–	–	20	–	1
Rest of Asia-Pacific	–	(7)	12	–	(1)
Middle East and North Africa	–	–	35	–	–
North America	768	17	17	(1,465)	(9)
Latin America	–	21	47	–	–

Profit/(loss) before tax	768	31	131	(1,465)	(378)

By global business

Retail Banking and Wealth Management	768	29	64	(961)	–
Commercial Banking	–	2	25	9	–
Global Banking and Markets	–	1	51	–	(378)
Global Private Banking	–	(2)	–	–	–
Other	–	1	(9)	(513)	–

Profit/(loss) before tax	768	31	131	(1,465)	(378)

Other information

Gain on sale	3,148	1,151	–	–	–
Fixed allocated costs included in total operating expenses	188	45	46	126	–
Reduction in RWAs on disposal[40],45	39,326	2,301	7,699	–	–
RWAs[40],45	–	–	8,749	122,293	47,730
	%	%	%	%	%
Share of HSBC’s profit before tax	6.0	0.2	1.0	(11.5)	(3.0)
Cost efficiency ratio	35.2	84.5	68.4	77.5	(71.9)

For footnotes, see page 100.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Ratios of earnings to combined fixed charges (and preference share dividends)

	Half-year to 30 June	Year ended 31 December
	2012	2011	2010	2009	2008	2007

Ratios of earnings to combined fixed charges and preference share dividends:[1]
– excluding interest on deposits	6.86	5.95	5.89	2.64	2.97	6.96
– including interest on deposits	1.85	1.64	1.69	1.20	1.13	1.34

Ratios of earnings to combined fixed charges:[1]
– excluding interest on deposits	8.76	7.34	7.10	2.99	3.17	7.52
– including interest on deposits	1.91	1.68	1.73	1.22	1.14	1.34

1	For the purpose of calculating the ratios, earnings consist of income from continuing operations before taxation and non controlling interest plus fixed charges and after deduction of the unremitted pre-tax income of associated undertakings. Fixed charges consist of total interest expense, including or excluding interest on deposits, as appropriate, dividends on preference shares and other equity instruments, as applicable, and the proportion of rental expense deemed representative of the interest factor.

38a

HSBC HOLDINGS PLC

Interim Management Report (continued)

Global businesses

Summary

HSBC reviews operating activity on a number of bases, including by geographical region and by global business, as presented on page 57.

The commentaries below present global businesses followed by geographical regions. Performance is discussed in this order because certain strategic themes, business initiatives and trends affect more than one geographical region. All commentaries are on a constant currency basis (see page 13) unless stated otherwise.

Basis of preparation

The results of global businesses are presented in accordance with the accounting policies used in the preparation of HSBC’s consolidated financial statements. Our operations are closely integrated and, accordingly, the presentation of global business data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and global functions, to the extent that these can be meaningfully attributed to operational business lines. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity.

Where relevant, income and expense amounts presented include the results of inter-segment funding as well as inter-company and inter-business line transactions. All such transactions are undertaken on arm’s length terms.

The expense of the 2011 UK bank levy is included in the Europe geographical region as HSBC regards the levy as a cost of being headquartered in the UK. For the purposes of the segmentation by global business, the cost of the levy is included in ‘Other’.

The provision of US$700m relating to US anti-money laundering, BSA and OFAC investigations is included in the North America geographical region, and in ‘Other’ for the purposes of the segmentation by global business.

Profit/(loss) before tax

	Half-year to
	30 June 2012		30 June 2011		31 December 2011
	US$m	%	US$m	%	US$m	%

Retail Banking and Wealth Management	6,410	50.3	3,126	27.3	1,144	11.0
Commercial Banking	4,429	34.8	4,189	36.5	3,758	36.1
Global Banking and Markets	5,047	39.6	4,811	41.9	2,238	21.5
Global Private Banking	527	4.1	552	4.8	392	3.8
Other[4][6]	(3,676)	(28.8)	(1,204)	(10.5)	2,866	27.6

	12,737	100.0	11,474	100.0	10,398	100.0
Total assets[4][7]
	At 30 June 2012		At 30 June 2011		At 31 December 2011
	US$m	%	US$m	%	US$m	%

Retail Banking and Wealth Management	526,069	19.8	557,952	20.7	540,548	21.2
Commercial Banking	351,157	13.2	336,094	12.5	334,966	13.1
Global Banking and Markets	1,905,455	71.8	1,942,835	72.2	1,877,627	73.5
Global Private Banking	119,271	4.5	122,888	4.6	119,839	4.7
Other	179,703	6.8	189,912	7.0	180,126	7.0
Intra-HSBC items	(429,321)	(16.1)	(458,694)	(17.0)	(497,527)	(19.5)

	2,652,334	100.0	2,690,987	100.0	2,555,579	100.0

Risk-weighted assets
	At 30 June 2012		At 30 June 2011		At 31 December 2011
	US$m	%	US$m	%	US$m	%

Total	1,159.9		1,168.5		1,209.5

Retail Banking and Wealth Management	298.7	25.7	365.0	31.2	351.2	29.0
Commercial Banking	397.8	34.3	363.3	31.1	382.9	31.7
Global Banking and Markets	412.9	35.6	385.4	33.0	423.0	35.0
Global Private Banking	21.8	1.9	23.9	2.1	22.5	1.9
Other	28.7	2.5	30.9	2.6	29.9	2.4

For footnotes, see page 100.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Retail Banking and Wealth Management

RBWM provides banking and wealth management services to individual customers across our principal geographical markets.

	Half-year to
	30 Jun 2012 US$m	30 Jun 2011 US$m	31 Dec 2011 US$m

Net interest income	10,774	12,086	12,015
Net fee income	3,760	4,212	4,014
Other income/(expense)	4,781	1,274	(68)

Net operating income[4][8]	19,315	17,572	15,961

Impairment charges[4][9]	(3,273)	(4,270)	(5,049)

Net operating income	16,042	13,302	10,912

Total operating expenses	(10,218)	(10,746)	(10,456)

Operating profit	5,824	2,556	456

Income from associates[50]	586	570	688

Profit before tax	6,410	3,126	1,144

RoRWA[4][0]	3.9%	1.8%	0.6%

Revenue growth in

faster-growing regions

Announced 14 disposals or closures

and completed five as part of our strategy

to deploy capital more effectively

Best Foreign Retail Bank in China

(The Asian Banker)

Strategic direction

RBWM’s aim is to provide world class retail banking and wealth management services to our customers. We will provide retail banking services in markets where we already have scale or where scale can be built over time and we will implement standardised distribution and service models to ensure we can deliver them consistently and with a high level of quality. As wealth creation continues to grow in both developed and emerging markets, we will leverage our global propositions such as Premier and our bancassurance and asset management capabilities to deepen our existing customer relationships and the penetration of our wealth management services.

We focus on three strategic imperatives:

•	developing world class wealth management for retail customers;

•	leveraging global expertise in retail banking; and

•	portfolio management to drive superior returns.

For footnotes, see page 100.

The commentary is on a constant currency basis unless stated otherwise.

Review of performance

•

RBWM reported a profit before tax of US$6.4bn, compared with US$3.1bn in the first half of 2011 on both a reported and constant currency basis. This included gains resulting from a number of strategic transactions, including US$3.1bn following completion of the disposal of the US Card and Retail Services business and US$449m on completion of the sale of 138 of the 195 non-strategic branches we agreed to sell in the US, as well as gains from the disposal of our operations in Thailand (US$108m), the Private Client Services business in Canada (US$75m) and the general insurance business in Argentina (US$57m). These gains were partly offset by the loss of operating profits from the Card and Retail Services business after 1 May 2012.

•

On an underlying basis, profit before tax fell by US$313m, largely driven by additional charges related to the customer redress programmes in the UK (US$532m). Further, revenue in the first half of 2011 had benefited from a gain of US$177m (US$181m as reported) following the implementation of a refinement to the calculation of the PVIF asset. These were partly offset by improved profitability in the US run-off portfolios of US$412m, with lower loan impairment charges more than offsetting lower revenues.

RBWM – profit/(loss) before tax

	Half-year to
	30 Jun 2012 US$m	30 Jun 2011 US$m	31 Dec 2011 US$m

US Card and Retail Services	768	982	1,079
US run-off portfolios	(961)	(1,363)	(3,109)
Gain on disposal of US branch network and cards business	3,597	–	–
Rest of RBWM	3,006	3,507	3,174

	6,410	3,126	1,144

•

Excluding the results of the US Card and Retail Services, the US run-off portfolios and the gains on disposals in the US, the reported profit before tax for the Rest of RBWM declined by US$501m, with profit improvement in most countries being more than offset by a US$532m increase in customer redress charges in the UK, and the non-recurrence of PVIF gains and a pension credit.

HSBC HOLDINGS PLC

Interim Management Report (continued)

•

We continued to build revenues in faster-growing regions, with Hong Kong, Latin America, Rest of Asia-Pacific, Middle East and North Africa, all showing increases over the first half of 2011 on a constant currency basis.

•

Revenue increased by 7% in Latin America due to a change in the product mix of the lending book as we grew our balances of higher-yielding assets and managed down our exposure to non strategic products, including vehicle finance and payroll loans in Brazil. Revenue also increased due to higher average lending balances in personal loans and credit cards in Argentina. In addition, insurance revenues grew due to strong sales of unit-linked pension products in Brazil and, in Argentina, from the gain on sale of the general insurance business. The revenue growth was partly offset by the loss on reclassification of certain businesses to held for sale and the non-recurrence of a gain on the sale and lease-back of branches in Mexico in the first half of 2011.

•

Revenue grew by 6% in Hong Kong reflecting wider deposit spreads, higher mortgage and personal lending balances, and higher insurance revenues due to strong sales and renewals of life insurance products. This was partly offset by narrower asset spreads in residential mortgages.

•

Revenue in Rest of Asia-Pacific increased by 8%, due to the gain on the sale of our operations in Thailand and higher net interest income, as a result of increased mortgage balances mainly in Singapore and Malaysia, driven by promotional campaigns, in addition to higher deposit volumes. This was partly offset by narrower lending spreads reflecting competitive pricing pressures in residential mortgage lending in a number of markets.

•

In Europe, revenue decreased by 7% despite strong deposit growth in the region and healthy mortgage lending growth in the UK, with wider lending spreads. Deposit spreads in the UK narrowed in the face of strong domestic competition. Insurance revenues also fell, mainly in France, reflecting an adverse movement in PVIF due to experience and assumption updates. In addition, life insurance sales also decreased resulting from increased competition from short-term bank products and the adverse economic environment. Our income from Insurance also declined as the gain of US$74m (US$78m as reported) following the implementation of a refinement to the calculation of the PVIF asset in the first half of 2011 did not recur.

•

Loan impairment charges and other credit risk provisions fell by 22% compared with the first half of 2011. This was mainly in North America, where average balances declined significantly as we continued to run-off the CML portfolio. We saw an improvement in two-months-and-over contractual delinquency on balances less than 180 days past due. Loan impairment charges were adversely affected by delays in expected cash flows from mortgage loans due, in part, to delays in foreclosure processing, though the effects were less pronounced than in the first half of 2011. Additionally, in the first half of 2012 we increased our loan impairment allowances having updated our assumptions regarding the timing of expected cash flows received from customers with loan modifications. Loan impairment charges also fell due to the sale of the Card and Retail Services portfolio.

•	In Europe, loan impairment charges improved as a result of lower delinquency rates in both the secured and unsecured lending portfolios, primarily in the UK.

•

These reductions were partly offset by worsening delinquency rates in Brazil, following strong balance sheet growth in previous periods which was driven by increased marketing and acquisitions, and strong consumer demand in buoyant economic conditions which subsequently weakened.

•

Operating expenses decreased by 1% to US$10.2bn, as we reduced headcount and costs through both our organisation effectiveness programmes and the transactions undertaken through our portfolio management activities.

•

We achieved sustainable cost savings of more than US$160m, primarily in Europe, Latin America and North America, through ongoing measures taken to improve our efficiency. The completion of disposals during the period also resulted in a lower operational cost base. In North America, litigation and marketing expenses also fell.

•

Lower costs were achieved despite the additional provisions of US$1.1bn which were raised in the first half of 2012 in respect of customer redress provisions in the UK, compared with a charge of US$576m (US$589m as reported) in the first half of 2011, as explained on page 28. Cost pressures also came from the non-recurrence of a credit of US$256m (US$264m as reported) in the first half of 2011 relating to defined benefit pension obligations in the UK, and from wage inflation in faster-growing markets.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Strategic imperatives

Developing world class wealth management for retail customers

•

Wealth Management revenues fell by some US$0.1bn in the first half of 2012 compared with the same period in 2011, primarily due to a gain from the refinement to the calculation of the PVIF asset in the first half of 2011 which did not recur. We continued to grow our premium revenue from life insurance products, primarily in Hong Kong, Latin America and Rest of Asia-Pacific, and revenues from foreign exchange transactions also increased, supported by the successful deployment of our web-enabled foreign currency ‘Get Rate’ system across key markets in Europe and Asia towards the end of 2011. However, investment markets remained challenging, with muted demand for investment products, and we saw lower volumes of securities trading by customers.

•

We saw continued growth in our World Selection and Premier Investment Management services with net inflows amounting to around US$1.2bn in the first half of the year, resulting in FuM of US$16.8bn at 30 June 2012 across both of these portfolios.

•

Global Asset Management FuM increased by US$9bn compared with 31 December 2011. However, average FuM in the first half of 2012 decreased by US$12.3bn, compared with the first half of 2011, due to adverse movements in equity markets and muted investor sentiment, particularly in the latter part of 2011.

•

In Insurance, we entered into strategic partnerships in North America with Met Life and in the Middle East and North Africa with Zurich Life International, delivering an enhanced product offering for our customers and dedicated sales and marketing support for our relationship managers.

Leveraging global expertise in retail banking

•

In the UK, the mortgage business continued to grow. Our market share of new mortgage lending remained at 11%. We committed to lending at least £17bn (US$26bn) to UK mortgage customers in 2012, of which we had approved £10bn (US$15bn) by the end of June 2012. In Hong Kong, average mortgage balances increased, maintaining our position as market leaders.

•

We enhanced our digital banking capabilities and distributed these across our geographical regions. For example, in the UAE the HSBC website was launched in Arabic making us the first international bank with a bilingual digital presence in the Emirates. In Australia we launched an online share trading platform giving our customers mobile access at a competitive price.

•

Our business re-engineering programmes are enabling us to drive efficiency improvements and cost reductions across the business, and to improve and standardise business models, organisation structures and control frameworks.

Portfolio management to drive superior returns

•

During the first half of 2012 we made further progress towards our strategic priority of maximising returns from our portfolios, with 14 newly announced disposals or closures impacting 17 businesses, and five transactions closed. The sale of our retail operations in Thailand, our US Card and Retail Services business, the Private Client Services business in Canada and the general insurance business in Argentina were completed. The closure of a retail banking business in a non-priority market was completed in Europe, and sale transactions were announced in Latin America, as was the closure of the consumer finance business in Canada.

•

We are exiting the general insurance manufacturing business while focusing on life insurance manufacturing, where we have scale. We announced the sale of our general insurance businesses in Hong Kong, Singapore, Argentina and Mexico. The Argentina sale was completed in the first half of 2012 and the Asia and Mexico disposals are expected to be completed in the second half of the year.

•

In the US, we entered into a strategic relationship to outsource the management of our mortgage origination and servicing operations. The conversion of these operations is expected to be completed in the first quarter of 2013.

•

During the first half of 2012, we also announced a strategic acquisition in the UAE and completed the merger of our Omani operations, offering our new customers the benefit of a wider range of banking products and services.

HSBC HOLDINGS PLC

Interim Management Report (continued)

•

We remained focused on managing the run-off of balances in our CML portfolio, with period-end lending balances declining by 8% from December 2011 to US$45.7bn with 44% attributable to the write-off of balances. We engaged an adviser to assist us in exploring options to accelerate the liquidation of this portfolio and identified certain loan pools that we intend to sell as market conditions permit.

Commercial Banking

CMB offers a full range of commercial financial services and tailored propositions to 3.6m customers ranging from sole proprietors to publicly quoted companies in more than 60 countries.

	Half-year to
	30 Jun 2012 US$m	30 Jun 2011 US$m	31 Dec 2011 US$m

Net interest income	5,144	4,814	5,117
Net fee income	2,224	2,131	2,160
Other income	885	735	654

Net operating income[4][8]	8,253	7,680	7,931

Impairment charges[4][9]	(924)	(642)	(1,096)

Net operating income	7,329	7,038	6,835

Total operating expenses	(3,736)	(3,465)	(3,756)

Operating profit	3,593	3,573	3,079

Income from associates[50]	836	616	679

Profit before tax	4,429	4,189	3,758

RoRWA[4][0]	2.3%	2.4%	2.0%

Record half year profit before tax of

US$4.4bn

14%

growth in trade-related income

9%

growth in customer accounts since

June 2011, driven by Payments

and Cash Management

Strategic direction

CMB aims to be the banking partner of choice for international businesses by building on our rich heritage, international capabilities and relationships to enable connectivity and support trade and capital flows around the world thereby strengthening our leading position in international business and trade.

We focus on four strategic imperatives:

•	focus on faster-growing markets while connecting revenue and investment flows with developed markets;

•	capture growth in international small and medium-sized enterprises;

•	enhance collaboration across all global businesses to provide our customers with access to the full range of the Group’s services; and

•	drive efficiency gains through adopting a global operating model.

For footnotes, see page 100.

The commentary is on a constant currency basis unless stated otherwise.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Review of performance

•	CMB reported a profit before tax of US$4.4bn, 6% higher than in the first half of 2011. On a constant currency basis, profit before tax increased by 8%.

•

On an underlying basis, excluding the gain of US$212m from the sale of non-strategic branches in the US and US$35m from the disposal of our general insurance business in Argentina, profit before tax rose by 3%. This reflected strong revenue growth across most products, particularly in faster-growing regions, and higher income from our associates in mainland China, partly offset by a rise in expenses reflecting the customer redress provisions in Europe, the non-recurrence of a credit relating to UK pension obligations in the first half of 2011 and a rise in loan impairment charges.

•

Revenue rose by 12%. Higher net interest income from lending activities reflected the strong demand for credit, particularly in 2011, in Hong Kong, Rest of Asia-Pacific, Latin America and Europe. Net interest income from deposits also rose as a result of higher spreads, coupled with growth in average customer account balances. This was partly attributable to our Payments & Cash Management business in Europe, North America and Rest of Asia-Pacific, which benefited from our focus on international customers and international connectivity.

•

We continued to benefit from strong revenue growth through our ongoing collaboration with GB&M, particularly from sales of GB&M financing and risk-management products to CMB customers, tailored as appropriate to meet their needs. Over half of this growth was generated from sales of foreign exchange products. Revenues from Global Trade and Receivables Finance also grew strongly, benefiting from export-led lending growth in Hong Kong and Rest of Asia-Pacific, as we continued to capitalise on our position as the world’s leading trade finance bank (as reported in the Oliver Wyman Global Transaction Banking Survey 2011) supporting those businesses that trade internationally.

•

Loan impairment charges and other credit risk provisions increased by US$315m, driven by a rise in collective and individually assessed provisions in Latin America associated with the significant lending growth in Brazil in previous years, together with rising delinquency in business banking. Loan impairment charges also rose as a result of a small number of individually assessed provisions in Rest of Asia-Pacific and in Europe, across a range of sectors, reflecting the challenging economic conditions in the region.

•

Operating expenses increased by 13%, largely due to a credit of US$206m (US$212m as reported) in the first half of 2011 relating to defined benefit pension obligations in the UK, which did not recur, coupled with a customer redress provision relating to interest rate protection products in Europe (see page 28). Inflationary pressures in Rest of Asia-Pacific and Latin America, together with an increase in costs to support business expansion in key markets such as new branch openings in mainland China, also led to a rise in operating expenses.

•

Income from associates grew by 32% as our associates in mainland China benefited from a strong rise in lending, reflecting the continued economic growth and wider spreads following interest rate rises during 2011.

Strategic imperatives

Focus on faster-growing markets while connecting with developed markets

•

Our operations in the faster-growing regions of Hong Kong, Rest of Asia-Pacific, Latin America and Middle East and North Africa accounted for half of our lending balances and revenue and two-thirds of our profit before tax. However, while we are extending our strategic presence in faster-growing regions, we continue to invest in developed markets, leveraging our ability to connect revenue and investment flows between the two. We launched the first renminbi commercial savings account in Canada, enabling CMB clients to hold funds locally in the Chinese currency. In addition, as part of our ‘China Out’ strategy within Global Trade and Receivables Finance, we have established dedicated desks with Mandarin speakers in key trading markets outside mainland China, to facilitate Chinese businesses expanding overseas.

•

Global Trade and Receivables Finance revenues increased by 14% as we continued to capitalise on our position as the world’s leading trade finance bank. Global Trade and Receivables revenue growth from our faster-growing regions was 5% higher than from our developed regions. Our total Global Trade and Receivables revenues grew by more than twice the rate of global trade growth. Our Commodity and Structured Trade Finance expansion is gathering

HSBC HOLDINGS PLC

Interim Management Report (continued)

momentum with more than 55 staff now working in six offices in Europe, Hong Kong, Rest of Asia-Pacific and Latin America. We will extend the offering to additional markets later this year and into 2013. Together with GB&M, we remain on target to deliver the Group’s target of doubling trade revenues to US$5bn in the medium term.

•

Our Payments and Cash Management business is fundamental to our client relationships and, in the first half of 2012, grew more quickly than global payments volumes with revenue increasing by 19% on the first half of 2011. This was driven by strong growth in average liability balances, reflecting in part the implementation of our Global Liquidity Solutions platform, together with increased focus on cross-selling payments and cash management products to target customers.

Capture growth in international SMEs

•

Our international SME customer base generates significantly higher revenues than our domestic customers and accounted for more than a third of our Business Banking revenues in the first half of 2012. During the period, we continued to reposition Business Banking to focus on attracting the growing number of internationally aspirant SMEs and serving them better.

•

We have a strong Business Banking franchise with over 3.4 million customers worldwide and are therefore well positioned to support customers who begin to trade internationally. In the first half of 2012, we launched a £4bn (US$6bn) International SME fund in the UK and our third International Trade SME fund in the UAE of US$272m to support SMEs in these countries who trade, or aspire to trade, internationally. We had approved lending of more than £2.5bn (US$4bn) in the UK and US$68m in the UAE against these commitments at the end of June 2012. Our Business Banking customer base is also a significant source of funding, generating more than 50% of total CMB deposits.

•

To service this growing customer base, in 2011 we invested in International Commercial Managers in the UK who focus exclusively on supporting international SMEs. We deployed over 150 of these managers and, following the model’s success, rolled it out to two other priority countries during the first half of 2012, with further countries to follow in the latter part of the year and into 2013.

Strong partnership with global businesses

•

In the first half of 2012, CMB identified additional revenue opportunities totalling US$1bn from stronger and more strategic collaboration with the other global businesses. This, together with the previously announced target of US$1bn takes the potential revenue upside from greater collaboration between CMB and the other global businesses to US$2bn in the short to medium term. To achieve this, we are focusing on increasing sales of insurance products to CMB customers, particularly trade credit and business protection insurance products. Our trade credit proposition will be rolled out to the UK in the third quarter of 2012, with Brazil and Hong Kong to follow later this year and further countries in 2013. We also launched the Global Priority Clients initiative with GPB to jointly service the Group’s largest ultra-high net worth clients with corporate and personal needs. Each client will have a single dedicated point of contact accountable for overall client management activities across the Group.

•

Our customers also continued to benefit from our partnership with GB&M. We have now implemented consistent management structures at regional and country level as part of our enhanced collaboration initiative to ensure our clients have access to relevant GB&M products, where this helps to meet their financial needs. Dedicated resources in Global Banking have been allocated to support CMB clients in Hong Kong and Rest of Asia-Pacific. In addition, we have developed an e-FX proposition for CMB clients. Revenues from the sale of GB&M products to CMB customers, which are shared between the two global businesses, increased by 16% on the first half of 2011, driven by sales of foreign exchange products in faster-growing regions.

Drive efficiency gains through adopting a global operating model

•

Our reported cost efficiency ratio was in line with the first half of 2011 as we continued to focus on operational improvements, streamlining our processes and simplifying our operations to deliver sustainable savings.

•	To date, we have rolled out our globally consistent operating model in 20 markets, delivering a consistent management structure

HSBC HOLDINGS PLC

Interim Management Report (continued)

across countries and optimising sales capacity against global benchmarks. The implementation of our standard model to increase relationship manager capacity has yielded efficiency gains. In addition, we are now tracking customer experience consistently across our priority markets to ensure we are meeting the needs of our clients.

•

Process re-engineering, particularly in the credit function, is key to successful implementation of our global model to increase the capacity of our relationship managers. We have made significant progress in accelerating credit renewals for higher quality customers, freeing up relationship manager time to support our customers. Pilots are underway in three countries, with plans to implement these improvements in all priority markets by the end of the year.

•

We have also continued to deliver efficiencies by centralising support functions, leveraging scale and expertise in our global service centres, and we have made significant progress in migrating the processing of certain trade activities to these centres. We now have over 600 staff located within the Service Delivery function processing trade-related transactions and almost all of our markets have fully migrated to this model.

Global Banking and Markets

GB&M provides tailored financial solutions to major government, corporate and institutional clients worldwide.

	Half-year to
	30 Jun 2012 US$m	30 Jun 2011 US$m	31 Dec 2011 US$m

Net interest income	3,625	3,603	3,660
Net fee income	1,598	1,730	1,497
Net trading income[51]	3,735	3,827	1,377
Other income	1,377	529	834

Net operating income[48]	10,335	9,689	7,368

Impairment charges[4][9]	(598)	(334)	(650)

Net operating income	9,737	9,355	6,718

Total operating expenses	(5,073)	(4,860)	(4,862)

Operating profit	4,664	4,495	1,856

Income from associates[50]	383	316	382

Profit before tax	5,047	4,811	2,238

RoRWA[4][0]	2.4%	2.6%	1.1%

Record revenues in Hong Kong,

Rest of Asia-Pacific and

Latin America on a reported basis

First bank to issue offshore

renminbi bond to European investors

Best for bond origination

Best for overall products/services

(Asiamoney Offshore RMB Services Survey 2012)

Strategic direction

GB&M continues to pursue its ‘emerging markets-led and financing-focused’ strategy, with the objective of being a leading international wholesale bank. This strategy has evolved to include a greater emphasis on connectivity, leveraging the Group’s extensive distribution network.

We focus on four strategic imperatives:

•	reinforce client coverage and client-led solutions for major government, corporate and institutional clients;

•	continue to selectively invest in the business to support the delivery of an integrated suite of products and services;

•	enhance collaboration with other global businesses, particularly CMB, to deliver incremental revenues; and

•	focus on business re-engineering to optimise operational efficiency and reduce costs.

For footnotes, see page 100.

The commentary is on a constant currency basis unless stated otherwise.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Review of performance

•

In conditions dominated by uncertainty in the financial markets and the economic environment, GB&M reported profit before tax of US$5.0bn, 5% higher than in the first half of 2011. On a constant currency basis, profit before tax increased by 8% due to higher revenues in a number of businesses, offset in part by a rise in operating expenses and higher loan impairment charges. GB&M is well positioned for growth in faster-growing markets, with revenues rising by 15% in Hong Kong, 17% in Rest of Asia-Pacific and 17% in Latin America in the first half of 2012.

•

Revenues increased by 10%, driven by gains on the disposal of available-for-sale debt securities in Balance Sheet Management and higher Rates revenues following the ECB’s announcement of the LTRO. Foreign Exchange also recorded strong revenues, driven by robust client flows and increased market volatility. Higher revenues in Payments and Cash Management (‘PCM’) benefited from an increase in average customer account balances compared with the first half of 2011. These results were partly offset by a decrease in Equities’ revenues as market volumes declined.

•

Loan impairment charges and other credit risk provisions were US$598m, compared with US$320m in the first half of 2011. Loan impairment charges increased by US$290m due to a small number of individually assessed impairment charges in Europe and Middle East & North Africa together with a rise in loan impairment charges in our legacy credit business in Europe. By contrast, credit risk provisions decreased from US$255m to US$243m, reflecting lower charges on available-for-sale ABSs in legacy credit, where we reported a US$52m decline due to losses arising in underlying collateral pools generating lower impairment charges. In addition, charges on Greek sovereign debt reduced from US$65m in the first half of 2011 to US$5m in the first half of 2012. These movements were offset in part by an impairment charge on an available-for-sale debt security in Principal Investments.

•

Operating expenses increased by 7%. The rise in costs was mainly attributable to a credit of US$108m (US$111m as reported) in the first half of 2011 relating to defined benefit obligations in the UK which did not recur,

Management view of total operating income/(expense)

	Half-year to
	30 Jun 2012 US$m	30 Jun 2011 US$m	31 Dec 2011 US$m

Global Markets[5][2]	5,334	5,146	2,952
Credit	370	530	(195)
Rates	1,805	1,355	(14)
Foreign Exchange	1,733	1,517	1,755
Equities	396	612	349
Securities Services	818	854	819
Asset and Structured Finance	212	278	238

Global Banking	2,785	2,670	2,731
Financing and Equity Capital Markets	1,526	1,664	1,569
Payments and Cash Management[5][3]	874	695	839
Other transaction services[5][4]	385	311	323

Balance Sheet Management	2,206	1,765	1,723
Principal Investments	147	175	34

Other[5][5]	(137)	(67)	(72)

Total operating income	10,335	9,689	7,368

For footnotes, see page 100.

and a customer redress provision relating to interest rate protection products in Europe in the first half of 2012 (see page 28). Excluding these items, expenses rose as we continued to strengthen our compliance resources, principally in the US.

•

Global Markets delivered a strong performance, supported by robust customer flows and a stronger market sentiment, notably in the first quarter of 2012. Foreign Exchange reported strong revenue growth, particularly in Europe and Hong Kong, driven by a rise in customer activity in part due to collaboration with CMB, coupled with higher market volatility which led to an improved trading environment for foreign exchange compared with the first half of 2011, particularly in Europe. In Rates, trading revenues increased significantly compared with each half of 2011, notably in Europe, following the European Central Bank’s announcement of the LTRO, which resulted in improved liquidity, tightening spreads and increased customer demand. Primary market revenues in the Rates business also increased, mainly in Hong Kong and Rest of Asia-Pacific.

HSBC HOLDINGS PLC

Interim Management Report (continued)

However, this was partly offset by adverse fair value movements on structured liabilities of US$330m as credit spreads tightened in the first half of 2012, compared with a US$60m reported favourable movement in the first half of 2011.

•

In Equities, a decline in revenues reflected lower market volumes and a less favourable trading environment. Lower revenues were also reported in Credit as revenues in our legacy credit portfolio (see page 284) declined by US$280m due to write-downs compared with releases in the first half of 2011, along with net realised losses on the disposal of specific bond positions. In addition, effective yields declined as funding costs increased and the size of the portfolio was reduced. Excluding legacy credit, Credit revenues rose, driven by higher primary issuances in Europe, Hong Kong and North America.

•

Global Banking revenues increased by 7%, mainly in Payments and Cash Management, which benefited from higher average customer account balances in Europe and Rest of Asia-Pacific, reflecting new mandates, partly as a result of the implementation of our Global Liquidity Solutions platform. Revenues in Global Trade and Receivables Finance, reported within other transaction services, also increased, mainly in Hong Kong, Rest of Asia-Pacific and Latin America reflecting export-led lending growth. This was partly offset by lower revenues in Financing and Equity Capital Markets mainly in Credit and Lending, due to losses on disposal of certain high-yielding positions as we continued to manage risk in the portfolio. In addition, revenues in Equity Capital Markets declined as overall deal volumes were affected by the challenging economic environment.

•

Balance Sheet Management reported significantly higher gains on the disposal of available-for-sale debt securities, mainly in the UK, as part of structural interest rate risk management activities. Net interest income declined in Europe as yield curves continued to flatten and interest rates remained low, together with a reduction in available-for-sale debt securities as a result of disposals. This was partly offset by lower funding costs in Latin America coupled with higher spreads and portfolio growth in Rest of Asia-Pacific.

Strategic imperatives

Reinforce client coverage and client-led solutions

•

Global Banking’s multinationals coverage proposition, which facilitates growth in cross-border business, contributed to revenues in faster-growing markets, in part due to more focused origination efforts.

•

To further enhance coverage efforts in Global Banking, we announced the formation of the Corporate Finance Group. The group will pro-actively engage with client coverage and solution teams to strengthen the financial advisory and financing event business by providing holistic advice to customers. We also created a Global Product Organisation structure in Payments and Cash Management to streamline product management and better service customer needs.

•

In Global Markets, we established the Institutional Client Group to complement the existing Corporate Treasury Solutions Group. This improved the positioning of our product offering, enabling us to provide tailored cross-product solutions to institutional clients in Europe in the changing financial and regulatory environment. In addition, cross-regional sales teams in Global Markets also executed a number of significant transactions, partnering with global product teams established in each region to strengthen expertise and coverage.

•

Our ‘Client Engagement Programme’, a global initiative that seeks to understand client relationships in a consistent way across regions, contributed to more focused dialogue with our key clients to better meet their banking needs.

Enhance core product strengths and selectively develop new capabilities

•

In April 2012, we issued the first international renminbi bond outside sovereign Chinese territory, mainly distributing to European investors. The success of this transaction reinforced HSBC’s position as the leading global house for international renminbi issuance in this growing market.

•

The enhancement of product offerings on our e-FX platforms contributed to our performance in the 2012 Euromoney FX survey. Our market share ranking has improved since 2010, reflecting our investment in recent years which has resulted in a significant increase in transaction volumes.

HSBC HOLDINGS PLC

Interim Management Report (continued)

•

Despite underlying market volumes being lower in the period, we remain focused on our Equities strategy targeting selected European countries and faster-growing markets. Following recent investment in our equity execution platform, our ranking in Europe in the 2012 Extel survey improved from tenth in 2011 to sixth in 2012.

•

Our Global Liquidity Solutions proposition within Payments and Cash Management, now live in 24 countries, provides advanced liquidity management functionality for our clients with improved visibility and control of their liquidity positions.

Collaborate with other global businesses to deliver incremental revenues

•

Collaboration with other global businesses remains key to delivering our strategy and we continued to work closely with CMB to provide their clients access to relevant GB&M products. This resulted in a rise in revenues, which are shared between the two global businesses, of 16% in the first half of 2012, primarily from sales of foreign exchange products in faster-growing markets.

•

We also announced a partnership between GB&M and GPB to formalise existing links between the Institutional Private Client Group in GB&M, previously known as the Family Office, and the Global Priority Client Group within GPB. The newly formed teams will work together to service jointly the diverse corporate and personal investment needs of the Group’s largest ultra-high net worth clients.

•

Building on GB&M’s expertise in foreign exchange trading and RBWM’s extensive retail customer base, we jointly launched a real-time online foreign currency margin trading product in Hong Kong, providing retail customers with access to an integrated foreign exchange trading platform.

Delivering sustainable cost savings

•

We made progress in implementing the organisational design announced in 2011 and we continued to optimise our resources, with efficiency gains within our trading and operational platforms. A number of established projects are expected to deliver further sustainable cost savings and all discretionary spending continues to be tightly managed.

Global Private Banking

GPB serves high net worth individuals and families with complex and international financial needs.

	Half-year to
	30 Jun 2012 US$m	30 Jun 2011 US$m	31 Dec 2011 US$m

Net interest income	672	729	710
Net fee income	625	731	651
Other income	344	229	242

Net operating income[4][8]	1,641	1,689	1,603

Impairment charges[4][9]	(4)	(22)	(64)

Net operating income	1,637	1,667	1,539

Total operating expenses	(1,113)	(1,117)	(1,149)

Operating profit	524	550	390

Income from associates[50]	3	2	2

Profit before tax	527	552	392

RoRWA[4][0]	4.7%	4.5%	3.4%

US$2.4bn

of intra-group referrals

primarily from CMB and RBWM

Completed the sale of our operations

in Japan resulting in a

gain on sale of US$67m

Best Private Bank in Asia

and the Middle East

(Euromoney’s 2011 Private Banking Survey)

Strategic direction

GPB works with high net worth clients to manage and preserve their wealth while connecting them to global opportunities. We focus on three strategic imperatives:

•	implementing a new operating model to manage the business globally and better service client needs, with an enhanced systems platform and improved risk and compliance standards;

•	intensifying collaboration with Group, particularly CMB to access entrepreneur wealth creation; and

•

capturing growth by focusing investment on the most attractive developed and faster-growing wealth markets, where GPB can access the Group’s client franchise and its strong local and international product capabilities.

For footnotes, see page 100.

The commentary is on a constant currency basis unless stated otherwise.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Review of performance

•	Reported profit before tax of US$527m was 5% lower than in the first half of 2011 on a reported basis and 4% lower on a constant currency basis.

•

On an underlying basis, which excludes the gain of US$67m on the sale of the GPB business in Japan, profit before tax fell by 16% due to lower revenues and increased operating expenses, partly offset by decreased loan impairment charges and other credit risk provisions.

•

Revenues declined by 2%, primarily in fee income. Brokerage fees fell in the first half of 2012, most notably in the second quarter, as the volume of client transactions decreased reflecting reduced client risk appetite. Annuity fees fell, reflecting lower average assets under management, notably in Europe, largely driven by adverse movements in financial markets in the second half of 2011. Average FuM were also affected by lower net new money inflows and a fall in client numbers, in part due to the ongoing strategic business review, as explained below. The lower revenues were partly offset by the gain on sale of the business in Japan.

•

Loan impairment charges and other credit risk provisions were lower than in the first half of 2011 as a result of an impairment booked in the previous year in relation to available-for-sale Greek sovereign debt securities, part of which was released in the first half of 2012.

•

Operating expenses increased marginally, primarily driven by higher customer redress provisions and restructuring costs incurred in the first half of 2012. This was partly offset by a decrease in performance-related pay due to the lower revenue generated as well as lower average staff numbers following a restructuring programme across the business to improve operational efficiencies.

Client assets[5][6]
	Half-year to
	30 Jun 2012 US$bn	30 Jun 2011 US$bn	31 Dec 2011 US$bn

At beginning of period	377	390	416
Net new money	(2)	13	–
Value change	4	1	(21)
Exchange/other	(4)	12	(18)

At end of period	375	416	377
•

GPB is undertaking a programme to change its target client base from smaller, traditional offshore private banking clients to ultra-high net worth international and domestic relationships. This programme, along with a review of certain client relationships with a view to reduce control risk, resulted in a loss of US$1.7bn of client assets in the first half of 2012.

•

Client assets (see footnote 56), which include FuM and cash deposits, decreased driven by the sale of our Japan business which resulted in a decline in client assets of US$3.1bn, coupled with net new money outflows, notably in Europe including a small number of large client withdrawals.

•	‘Total client assets’, which include some non-financial assets held in client trusts, remained broadly unchanged at US$497bn compared with 31 December 2011.

Strategic imperatives

Integrated operating model

•

We started implementing a new target operating model designed to enable us to manage the business globally, better service the needs of clients through our global product offering and improve risk and compliance standards.

•

During the first half of 2012, we continued to restructure our business and incurred US$37m of costs. The restructuring resulted in a reduction of more than 350 staff numbers in the first half of 2012 and generated sustainable cost savings for the business.

•	The roll-out of front office systems and enhanced information security standards continued with a number of releases in Hong Kong, Singapore, the UK and the US.

•	In June, we completed the sale of our business in Japan, recognising a gain on sale of US$67m.

Integration with the Group

•

Intra-Group referrals contributed net new money of US$2.4bn. We aim to leverage our existing relationships by intensifying our collaboration with CMB in order to access wealth creating entrepreneurs and a joint initiative was launched to further enhance referral flows between the two global businesses.

For footnote, see page 100.

HSBC HOLDINGS PLC

Interim Management Report (continued)

•

A new segmentation model has been designed to define the client proposition more clearly and ensure a seamless Group wealth proposition alongside RBWM. Entry thresholds and segmentation levels have been agreed for each market where both GPB and RBWM operate, and a systematic process for review and referral of clients is being instituted to ensure they receive the most appropriate proposition.

•

The Global Priority Clients initiative was launched with CMB and GB&M to jointly service the Group’s largest ultra-high net worth clients with corporate and personal needs. Each client will have a single dedicated point of contact accountable for overall client management activities across the Group.

•	GPB and Global Research announced an agreement to grant selected ultra-high net worth clients direct access to Global Research materials.

Capturing growth

•

We continued to develop our faster-growing markets business, with the majority of the new money inflow to funds under management (US$1.9bn) originating from Hong Kong, Latin America and Rest of Asia-Pacific.

•	Our investments product range has been further developed with the launch of additional real estate and private equity offerings, and the Emerging Market and Developed Market Fixed Income.

Other

‘Other’ contains the results of certain property transactions, unallocated investment activities, centrally held investment companies, movements in fair value of own debt, central support and functional costs with associated recoveries, HSBC’s holding company and financing operations.

	Half-year to
	30 Jun 2012 US$m	30 Jun 2011 US$m	31 Dec 2011 US$m

Net interest expense	(464)	(481)	(430)
Net fee income	100	3	31
Net trading expense	(205)	(222)	(133)
Change in credit spread on long-term debt	(1,810)	(494)	4,655
Other changes in fair value	(465)	208	(130)
Net income/(expense) from financial instruments designated at fair value	(2,275)	(286)	4,525
Other income	3,182	3,014	3,124

Net operating income[4][8]	338	2,028	7,117
Impairment (charges)/ recoveries[4][9]	–	2	(2)

Net operating income	338	2,030	7,115
Total operating expenses	(4,049)	(3,286)	(4,206)

Operating profit/(loss)	(3,711)	(1,256)	2,909
Income/(expense) from associates[50]	35	52	(43)

Profit/(loss) before tax	(3,676)	(1,204)	2,866

For footnotes, see page 100.

The commentary is on a constant currency basis unless stated otherwise.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Notes

•	The reported loss before tax of US$3.7bn compared with a loss of US$1.2bn in the first half of 2011. On a constant currency basis, pre-tax loss increased by US$2.5bn.

•

Reported PBT in the first half of 2012 included adverse fair value movements of US$2.2bn on the fair value of our own debt attributable to a narrowing of credit spreads in the first half of 2012 compared with 2011 notably in Europe and North America, along with a gain on disposal of US$130m from the sale of our shareholding in a property company in the Philippines. In the first half of 2011, reported loss before tax included adverse fair value movements of US$143m on the fair value of our own debt and an accounting gain of US$181m arising from the dilution of our holding in Ping An following its issue of share capital to third parties. On an underlying basis, excluding the items noted above, the pre-tax loss increased by 34% driven by higher operating expenses, notably the provision for anti-money laundering, BSA and OFAC investigations in the US. For a description of the main items reported under ‘Other’, see footnote 46.

•	Net fee income increased by US$98m, due in part to fees received under the transition services agreement entered into following the sale of the Card and Retail Services business in North America.

•	Gains less losses from financial investments included gains of US$275m from the sale of our shares in two non-strategic investments in India, Axis Bank Limited and Yes Bank Limited.
•

Other operating income decreased by US$66m as the gain arising from the dilution of our holding in Ping An in the first half of 2011 was only partly offset by the gain from the sale of our shareholding in a property company in the Philippines in the first half of 2012.

•

Excluding the adverse movements in the fair value of our own debt, Net expense from financial instruments designated at fair value decreased due to lower adverse fair value movements from interest and exchange rate ineffectiveness in the hedging of long-term debt designated at fair value issued by HSBC Holdings and our European and North American subsidiaries.

•

Operating expenses increased by 26% to US$4.0bn, driven by provisions for US anti-money laundering, BSA and OFAC investigations of US$700m. In addition, there were higher restructuring costs in our global support functions, notably in North America, Europe and Rest of Asia-Pacific, as part of our organisational effectiveness programmes, along with inflationary pressures on wages across Rest of Asia-Pacific. This was partly offset by lower restructuring costs in Latin America as the equivalent period in 2011 included costs associated with the reorganisation of regional and country support functions.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of constant currency profit/(loss) before tax

Retail Banking and Wealth Management

30 June 2012 compared with 30 June 2011

	Half-year to 30 June 2012 (‘1H12’) compared with half-year to 30 June 2011 (‘1H11’)
	1H11 as reported US$m	Currency Translation[10] US$m	1H11 at 1H12 exchange rates US$m	1H12 as reported US$m	Reported change[1][1] %	Constant currency change[1][1] %

Net interest income	12,086	(390)	11,696	10,774	(11)	(8)
Net fee income	4,212	(121)	4,091	3,760	(11)	(8)
Gains on disposal of US branch network and cards business	–	–	–	3,597
Other income[1][3]	1,274	(62)	1,212	1,184	(7)	(2)

Net operating income[1][4]	17,572	(573)	16,999	19,315	10	14
Loan impairment charges and other credit risk provisions	(4,270)	92	(4,178)	(3,273)	23	22

Net operating income	13,302	(481)	12,821	16,042	21	25
Operating expenses	(10,746)	407	(10,339)	(10,218)	5	1

Operating profit	2,556	(74)	2,482	5,824	128	135
Share of profit in associates and joint ventures	570	19	589	586	3	(1)

Profit before tax	3,126	(55)	3,071	6,410	105	109

30 June 2012 compared with 31 December 2011

	Half-year to 30 June 2012 (‘1H12’) compared with half-year to 31 December 2011 (‘2H11’)
	2H11 as reported US$m	Currency Translation[10] US$m	2H11 at 1H12 exchange rates US$m	1H12 as reported US$m	Reported change[1][1] %	Constant currency change[1][1] %

Net interest income	12,015	(204)	11,811	10,774	(10)	(9)
Net fee income	4,014	(53)	3,961	3,760	(6)	(5)
Gains on disposal of US branch network and cards business	–	–	–	3,597
Other income[1][3]	(68)	(25)	(93)	1,184

Net operating income[1][4]	15,961	(282)	15,679	19,315	21	23
Loan impairment charges and other credit risk provisions	(5,049)	50	(4,999)	(3,273)	35	35

Net operating income	10,912	(232)	10,680	16,042	47	50
Operating expenses	(10,456)	207	(10,249)	(10,218)	2	–

Operating profit	456	(25)	431	5,824
Share of profit in associates and joint ventures	688	8	696	586	(15)	(16)

Profit before tax	1,144	(17)	1,127	6,410	460	469
For footnotes, see page 100.

52a

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of reported and underlying revenue15

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported revenue	19,315	17,572	10	19,315	15,961	21
Constant currency		(573)			(282)
Acquisitions, disposals and dilutions	(3,837)	(1,029)		(3,837)	(1,060)

Underlying revenue	15,478	15,970	(3)	15,478	14,619	6

Reconciliation of reported and underlying loan impairment charges and other credit risk provisions (‘LIC’s)

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported LICs	(3,273)	(4,270)	23	(3,273)	(5,049)	35
Constant currency		92			50
Acquisitions, disposals and dilutions	–	370		–	304

Underlying LICs	(3,273)	(3,808)	14	(3,273)	(4,695)	30

Reconciliation of reported and underlying operating expenses

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported operating expenses	(10,218)	(10,746)	5	(10,218)	(10,456)	2
Constant currency		407			207
Acquisitions, disposals and dilutions	–	474		–	286

Underlying operating expenses	(10,218)	(9,865)	(4)	(10,218)	(9,963)	(3)

Underlying cost efficiency ratio	66.0%	61.8%		66.0%	68.2%

Reconciliation of reported and underlying profit before tax

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported profit before tax	6,410	3,126	105	6,410	1,144	460
Constant currency		(55)			(17)
Acquisitions, disposals and dilutions	(3,837)	(185)		(3,837)	(470)

Underlying profit before tax	2,573	2,886	(11)	2,573	657	292

Reconciliation of reported and underlying average risk-weighted assets

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Average reported RWAs	331,865	357,809	(7)	331,865	357,353	(7)
Constant currency		(3,925)			(1,340)
Acquisitions, disposals and dilutions		(17,561)			(17,360)

Average underlying RWAs	331,865	336,323	(1)	331,865	338,653	(2)

52b

HSBC HOLDINGS PLC

Interim Management Report (continued)

Retail Banking and Wealth Management – HSBC Finance

Reconciliation of reported and underlying revenue15

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported revenue	5,936	4,198	41	5,936	3,012	97
Acquisitions, disposals and dilutions	(3,148)	(914)		(3,148)	(904)

Underlying revenue	2,788	3,284	(15)	2,788	2,108	32

Reconciliation of reported and underlying profit before tax

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported profit before tax	2,991	(353)		2,991	(2,028)
Acquisitions, disposals and dilutions	(3,148)	(154)		(3,148)	(385)

Underlying profit before tax	(157)	(507)	69	(157)	(2,413)	93

52c

HSBC HOLDINGS PLC

Interim Management Report (continued)

Commercial Banking

30 June 2012 compared with 30 June 2011

	Half-year to 30 June 2012 (‘1H12’) compared with half-year to 30 June 2011 (‘1H11’)
	1H11 as reported US$m	Currency translation[10] US$m	1H11 at 1H12 exchange rates US$m	1H12 as reported US$m	Reported change[11] %	Constant currency change[11] %

Net interest income	4,814	(212)	4,602	5,144	7	12
Net fee income	2,131	(76)	2,055	2,224	4	8
Gains on disposal of US branch network	–	–	–	212
Other income[1][3]	735	(26)	709	673	(8)	(5)

Net operating income[1][4]	7,680	(314)	7,366	8,253	7	12

Loan impairment charges and other credit risk provisions	(642)	33	(609)	(924)	(44)	(52)

Net operating income	7,038	(281)	6,757	7,329	4	8
Operating expenses	(3,465)	160	(3,305)	(3,736)	(8)	(13)

Operating profit	3,573	(121)	3,452	3,593	1	4
Share of profit in associates and joint ventures	616	16	632	836	36	32

Profit before tax	4,189	(105)	4,084	4,429	6	8

30 June 2012 compared with 31 December 2011

	Half-year to 30 June 2012 (‘1H12’) compared with half-year to 31 December 2011 (‘2H11’)
	2H11 as reported US$m	Currency translation[10] US$m	2H11 at 1H12 exchange rates US$m	1H12 as reported US$m	Reported change[1][1] %	Constant currency change[1][1] %

Net interest income	5,117	(112)	5,005	5,144	1	3
Net fee income	2,160	(43)	2,117	2,224	3	5
Gains on disposal of US branch network	–	–	–	212
Other income[1][3]	654	(19)	635	673	3	6

Net operating income[1][4]	7,931	(174)	7,757	8,253	4	6

Loan impairment charges and other credit risk provisions	(1,096)	34	(1,062)	(924)	16	13

Net operating income	6,835	(140)	6,695	7,329	7	9
Operating expenses	(3,756)	87	(3,669)	(3,736)	1	(2)

Operating profit	3,079	(53)	3,026	3,593	17	19
Share of profit in associates and joint ventures	679	6	685	836	23	22

Profit before tax	3,758	(47)	3,711	4,429	18	19

For footnotes, see page 100.

52d

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of reported and underlying revenue15

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported revenue	8,253	7,680	7	8,253	7,931	4
Constant currency		(314)			(174)
Acquisitions, disposals and dilutions	(247)	(7)		(247)	(6)

Underlying revenue	8,006	7,359	9	8,006	7,751	3

Reconciliation of reported and underlying loan impairment charges and other credit risk provisions (‘LIC’s)

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported LICs	(924)	(642)	(44)	(924)	(1,096)	16
Constant currency		33			34
Acquisitions, disposals and dilutions	–	(1)		–	–

Underlying LICs	(924)	(610)	(51)	(924)	(1,062)	13

Reconciliation of reported and underlying operating expenses

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported operating expenses	(3,736)	(3,465)	(8)	(3,736)	(3,756)	1
Constant currency		160			87
Acquisitions, disposals and dilutions	–	4		–	3

Underlying operating expenses	(3,736)	(3,301)	(13)	(3,736)	(3,666)	(2)

Underlying cost efficiency ratio	46.7%	44.9%		46.7%	47.3%

Reconciliation of reported and underlying profit before tax

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported profit before tax	4,429	4,189	6	4,429	3,758	18
Constant currency		(105)			(47)
Acquisitions, disposals and dilutions	(247)	(4)		(247)	(3)

Underlying profit before tax	4,182	4,080	3	4,182	3,708	13

52e

HSBC HOLDINGS PLC

Interim Management Report (continued)

Global Banking and Markets

30 June 2012 compared with 30 June 2011

	Half-year to 30 June 2012 (‘1H12’) compared with half-year to 30 June 2011 (‘1H11’)
	1H11 as reported US$m	Currency translation[10] US$m	1H11 at 1H12 exchange rates US$m	1H12 as reported US$m	Reported change[11] %	Constant currency change[11] %

Net interest income	3,603	(117)	3,486	3,625	1	4
Net fee income	1,730	(56)	1,674	1,598	(8)	(5)
Other income[1][3]	4,356	(113)	4,243	5,112	17	20

Net operating income[1][4]	9,689	(286)	9,403	10,335	7	10

Loan impairment charges and other credit risk provisions	(334)	14	(320)	(598)	(79)	(87)

Net operating income	9,355	(272)	9,083	9,737	4	7

Operating expenses	(4,860)	133	(4,727)	(5,073)	(4)	(7)

Operating profit	4,495	(139)	4,356	4,664	4	7

Share of profit in associates and joint ventures	316	8	324	383	21	18

Profit before tax	4,811	(131)	4,680	5,047	5	8

30 June 2012 compared with 31 December 2011

	Half-year to 30 June 2012 (‘1H12’) compared with half-year to 31 December 2011 (‘2H11’)
	2H11 as reported US$m	Currency translation[10] US$m	2H11 at 1H12 exchange rates US$m	1H12 as reported US$m	Reported change[1][1] %	Constant currency change[1][1] %

Net interest income	3,660	(58)	3,602	3,625	(1)	1
Net fee income	1,497	(27)	1,470	1,598	7	9
Other income[13]	2,211	(20)	2,191	5,112	131	133

Net operating income[1][4]	7,368	(105)	7,263	10,335	40	42

Loan impairment charges and other credit risk provisions	(650)	6	(644)	(598)	8	7

Net operating income	6,718	(99)	6,619	9,737	45	47

Operating expenses	(4,862)	68	(4,794)	(5,073)	(4)	(6)

Operating profit	1,856	(31)	1,825	4,664	151	156

Share of profit in associates and joint ventures	382	2	384	383	–	–

Profit before tax	2,238	(29)	2,209	5,047	126	128

For footnotes, see page 100.

52f

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of reported and underlying revenue15

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported revenue	10,335	9,689	7	10,335	7,368	40
Constant currency		(286)			(105)
Acquisitions, disposals and dilutions	(18)	–		(18)	–

Underlying revenue	10,317	9,403	10	10,317	7,263	42

Reconciliation of reported and underlying loan impairment charges and other credit risk provisions (‘LIC’s)

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported LICs	(598)	(334)	(79)	(598)	(650)	8
Constant currency		14			6
Acquisitions, disposals and dilutions	–	–		–	–

Underlying LICs	(598)	(320)	(87)	(598)	(644)	7

Reconciliation of reported and underlying operating expenses

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported operating expenses	(5,073)	(4,860)	(4)	(5,073)	(4,862)	(4)
Constant currency		133			68
Acquisitions, disposals and dilutions	–	–		–	–

Underlying operating expenses	(5,073)	(4,727)	(7)	(5,073)	(4,794)	(6)

Underlying cost efficiency ratio	49.2%	50.3%		49.2%	66.0%

Reconciliation of reported and underlying profit before tax

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported profit before tax	5,047	4,811	5	5,047	2,238	126
Constant currency		(131)			(29)
Acquisitions, disposals and dilutions	(18)	–		(18)	–

Underlying profit before tax	5,029	4,680	7	5,029	2,209	128

52g

HSBC HOLDINGS PLC

Interim Management Report (continued)

Balance sheet data significant to Global Banking and Markets

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m
At 30 June 2012
Trading assets[1]	230,229	33,836	23,695	843	85,124	10,830	384,557
Derivative assets[2]	283,393	25,956	23,581	1,333	86,132	5,465	425,860
Trading liabilities	185,907	9,089	5,465	1,080	88,561	5,961	296,063
Derivative liabilities[2]	286,698	25,718	23,714	1,349	85,638	5,042	428,159

At 30 June 2011
Trading assets[1]	299,734	29,105	17,686	1,138	106,329	13,286	467,278
Derivative assets[2]	215,099	24,324	16,490	1,087	65,681	4,381	327,062
Trading liabilities	232,676	12,700	4,372	522	111,927	5,262	367,459
Derivative liabilities[2]	197,486	24,447	17,225	1,075	67,225	3,835	311,293

At 31 December 2011
Trading assets[1]	180,790	38,637	19,167	938	69,568	14,370	323,470
Derivative assets[2]	272,756	25,203	23,056	1,275	86,619	4,825	413,734
Trading liabilities	157,934	8,282	3,781	757	70,288	5,014	246,056
Derivative liabilities[2]	274,803	25,186	23,877	1,245	86,697	4,469	416,277

1	Trading assets, financial instruments designated at fair value and financial investments held in Europe, and by GB&M in North America, include financial assets which may be repledged or resold by counterparties.
2	Derivative assets and derivative liabilities of GB&M include derivative transactions between different regions of GB&M.

52h

HSBC HOLDINGS PLC

Interim Management Report (continued)

Global Private Banking

30 June 2012 compared with 30 June 2011

	Half-year to 30 June 2012 (‘1H12’) compared with half-year to 30 June 2011 (‘1H11’)
	1H11 as reported US$m	Currency translation[10] US$m	1H11 at 1H12 exchange rates US$m	1H12 as reported US$m	Reported change[11] %	Constant currency change[11] %

Net interest income	729	(7)	722	672	(8)	(7)
Net fee income	731	(11)	720	625	(15)	(13)
Other income[1][3]	229	(1)	228	344	50	51

Net operating income[1][4]	1,689	(19)	1,670	1,641	(3)	(2)
Loan impairment charges and other credit risk provisions	(22)	1	(21)	(4)	82	81

Net operating income	1,667	(18)	1,649	1,637	(2)	(1)
Operating expenses	(1,117)	13	(1,104)	(1,113)	–	(1)

Operating profit	550	(5)	545	524	(5)	(4)
Share of profit in associates and joint ventures	2	–	2	3	50	50

Profit before tax	552	(5)	547	527	(5)	(4)

30 June 2012 compared with 31 December 2011

	Half-year to 30 June 2012 (‘1H12’) compared with half-year to 31 December 2011 (‘2H11’)
	2H11 as reported US$m	Currency translation[10] US$m	2H11 at 1H12 exchange rates US$m	1H12 as reported US$m	Reported change[1][1] %	Constant currency change[1][1] %

Net interest income	710	(5)	705	672	(5)	(5)
Net fee income	651	(6)	645	625	(4)	(3)
Other income[1][3]	242	(3)	239	344	42	44

Net operating income[1][4]	1,603	(14)	1,589	1,641	2	3
Loan impairment charges and other credit risk provisions	(64)	–	(64)	(4)	94	94

Net operating income	1,539	(14)	1,525	1,637	6	7
Operating expenses	(1,149)	11	(1,138)	(1,113)	3	2

Operating profit	390	(3)	387	524	34	35
Share of profit in associates and joint ventures	2	–	2	3	50	50

Profit before tax	392	(3)	389	527	34	35

For footnotes, see page 100.

52i

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of reported and underlying revenue15

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported revenue	1,641	1,689	(3)	1,641	1,603	2
Constant currency		(19)			(14)
Acquisitions, disposals and dilutions	(67)	(3)		(67)	(2)

Underlying revenue	1,574	1,667	(6)	1,574	1,587	(1)

Reconciliation of reported and underlying loan impairment charges and other credit risk provisions (‘LIC’s)

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported LICs	(4)	(22)	82	(4)	(64)	94
Constant currency		1			–
Acquisitions, disposals and dilutions	–	–		–	–

Underlying LICs	(4)	(21)	81	(4)	(64)	94

Reconciliation of reported and underlying operating expenses

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported operating expenses	(1,113)	(1,117)	–	(1,113)	(1,149)	3
Constant currency		13			11
Acquisitions, disposals and dilutions	–	2		–	13

Underlying operating expenses	(1,113)	(1,102)	(1)	(1,113)	(1,125)	1

Underlying cost efficiency ratio	70.7%	66.1%		70.7%	70.9%

Reconciliation of reported and underlying profit before tax

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported profit before tax	527	552	(5)	527	392	34
Constant currency		(5)			(3)
Acquisitions, disposals and dilutions	(67)	(1)		(67)	11

Underlying profit before tax	460	546	(16)	460	400	15

52j

HSBC HOLDINGS PLC

Interim Management Report (continued)

Other

30 June 2012 compared with 30 June 2011

	Half-year to 30 June 2012 (‘1H12’) compared with half-year to 30 June 2011 (‘1H11’)
	1H11 as reported US$m	Currency translation[10] US$m	1H11 at 1H12 exchange rates US$m	1H12 as reported US$m	Reported change[11] %	Constant currency change[11] %

Net interest expense	(481)	16	(465)	(464)	(4)	–
Net fee income	3	(1)	2	100	3,233	4,900
Changes in fair value[1][2]	(143)	–	(143)	(2,170)
Other income[1][3]	2,649	(74)	2,575	2,872	8	12

Net operating income[1][4]	2,028	(59)	1,969	338	(83)	(83)
Loan impairment (charges)/recoveries and other credit risk provisions	2	(2)	–	–	(100)	–

Net operating income	2,030	(61)	1,969	338	(83)	(83)
Operating expenses	(3,286)	82	(3,204)	(4,049)	(23)	(26)

Operating loss	(1,256)	21	(1,235)	(3,711)	(195)	(200)
Share of profit in associates and joint ventures	52	(3)	49	35	(33)	(29)

Loss before tax	(1,204)	18	(1,186)	(3,676)	(205)	(210)

30 June 2012 compared with 31 December 2011

	Half-year to 30 June 2012 (‘1H12’) compared with half-year to 31 December 2011 (‘2H11’)
	2H11 as reported US$m	Currency Translation[10] US$m	2H11 at 1H12 exchange rates US$m	1H12 as reported US$m	Reported change[1][1] %	Constant currency change[1][1] %

Net interest expense	(430)	12	(418)	(464)	8	11
Net fee income	31	(5)	26	100	223	285
Changes in fair value[1][2]	4,076	(38)	4,038	(2,170)
Other income[13]	3,440	(19)	3,421	2,872	(17)	(16)

Net operating income[1][4]	7,117	(50)	7,067	338	(95)	(95)
Loan impairment (charges)/recoveries and other credit risk provisions	(2)	5	3	–	100	(100)

Net operating income	7,115	(45)	7,070	338	(95)	(95)
Operating expenses	(4,206)	27	(4,179)	(4,049)	4	3

Operating profit/(loss)	2,909	(18)	2,891	(3,711)
Share of profit/(loss) in associates and joint ventures	(43)	1	(42)	35

Profit/(loss) before tax	2,866	(17)	2,849	(3,676)

For footnotes, see page 100.

52k

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of reported and underlying revenue15

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported revenue	338	2,028	(83)	338	7,117	(95)
Constant currency		(59)			(12)
Own credit spread	2,170	143		2,170	(4,076)
Acquisitions, disposals and dilutions	(130)	(181)		(130)	(27)

Underlying revenue	2,378	1,931	23	2,378	3,002	(21)

Reconciliation of reported and underlying loan impairment charges and other credit risk provisions (‘LIC’s)

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported LICs	–	2	(100)	–	(2)	100
Constant currency		(2)			5
Acquisitions, disposals and dilutions	–	–		–	–

Underlying LICs	–	–		–	3	(100)

Reconciliation of reported and underlying operating expenses

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported operating expenses	(4,049)	(3,286)	(23)	(4,049)	(4,206)	4
Constant currency		82			27
Acquisitions, disposals and dilutions	–	–		–	–

Underlying operating expenses	(4,049)	(3,204)	(26)	(4,049)	(4,179)	3

Underlying cost efficiency ratio	170.3%	165.9%		170.3%	139.2%

Reconciliation of reported and underlying profit before tax

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported profit before tax	(3,676)	(1,204)	(205)	(3,676)	2,866
Constant currency		18			21
Own credit spread	2,170	143		2,170	(4,076)
Acquisitions, disposals and dilutions	(130)	(181)		(130)	21

Underlying profit before tax	(1,636)	(1,224)	(34)	(1,636)	(1,168)	(40)

52l

HSBC HOLDINGS PLC

Interim Management Report (continued)

Analysis by global business

HSBC profit/(loss) before tax and balance sheet data

	Half-year to 30 June 2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other[46] US$m	Inter- segment elimination[57] US$m	Total US$m

Profit/(loss) before tax

Net interest income/ (expense)	10,774	5,144	3,625	672	(464)	(375)	19,376

Net fee income	3,760	2,224	1,598	625	100	–	8,307

Trading income/(expense) excluding net interest income	20	315	2,785	254	(240)	–	3,134
Net interest income on trading activities	14	6	950	5	35	375	1,385

Net trading income/ (expense)[51]	34	321	3,735	259	(205)	375	4,519

Net income/(expense) from financial instruments designated at fair value	519	72	501	–	(2,275)	–	(1,183)
Gains less losses from financial investments	20	2	700	(4)	305	–	1,023
Dividend income	13	10	55	4	21	–	103
Net earned insurance premiums	5,792	882	17	9	(4)	–	6,696
Gains on disposal of US branch network and cards business	3,597	212	–	–	–	–	3,809
Other operating income	738	208	117	84	2,860	(2,985)	1,022

Total operating income	25,247	9,075	10,348	1,649	338	(2,985)	43,672

Net insurance claims[5][8]	(5,932)	(822)	(13)	(8)	–	–	(6,775)

Net operating income[48]	19,315	8,253	10,335	1,641	338	(2,985)	36,897
Loan impairment charges and other credit risk provisions	(3,273)	(924)	(598)	(4)	–	–	(4,799)

Net operating income	16,042	7,329	9,737	1,637	338	(2,985)	32,098

Employee expenses[59]	(2,944)	(1,106)	(2,181)	(617)	(4,057)	–	(10,905)
Other operating income/ (expenses)	(7,274)	(2,630)	(2,892)	(496)	8	2,985	(10,299)

Total operating expenses	(10,218)	(3,736)	(5,073)	(1,113)	(4,049)	2,985	(21,204)

Operating profit/(loss)	5,824	3,593	4,664	524	(3,711)	–	10,894

Share of profit in associates and joint ventures	586	836	383	3	35	–	1,843

Profit/(loss) before tax	6,410	4,429	5,047	527	(3,676)	–	12,737
	%	%	%	%	%		%

Share of HSBC’s profit before tax	50.3	34.8	39.6	4.1	(28.8)		100.0
Cost efficiency ratio	52.9	45.3	49.1	67.8	–		57.5

Balance sheet data[4][7]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	363,353	272,817	290,749	44,018	4,048		974,985
Total assets	526,069	351,157	1,905,455	119,271	179,703	(429,321)	2,652,334
Customer accounts	531,782	317,077	316,219	109,101	4,310		1,278,489

HSBC HOLDINGS PLC

Interim Management Report (continued)

HSBC profit/(loss) before tax and balance sheet data (continued)

	Half-year to 30 June 2011
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other[4][6] US$m	Inter- segment elimination[5][7] US$m	Total US$m
Profit/(loss) before tax

Net interest income/ (expense)	12,086	4,814	3,603	729	(481)	(516)	20,235
Net fee income	4,212	2,131	1,730	731	3	–	8,807

Trading income/(expense) excluding net interest income	166	280	2,830	198	(243)	–	3,231
Net interest income on trading activities	22	16	997	9	21	516	1,581

Net trading income/ (expense)[51]	188	296	3,827	207	(222)	516	4,812
Net income/(expense) from financial instruments designated at fair value	343	55	(212)	–	(286)	–	(100)
Gains less losses from financial investments	70	2	414	(3)	2	–	485
Dividend income	14	8	39	4	22	–	87
Net earned insurance premiums	5,698	985	23	–	(6)	–	6,700
Other operating income	688	263	280	21	2,997	(2,964)	1,285

Total operating income	23,299	8,554	9,704	1,689	2,029	(2,964)	42,311

Net insurance claims[5][8]	(5,727)	(874)	(15)	–	(1)	–	(6,617)

Net operating income[4][8]	17,572	7,680	9,689	1,689	2,028	(2,964)	35,694
Loan impairment (charges)/ recoveries and other credit risk provisions	(4,270)	(642)	(334)	(22)	2	–	(5,266)

Net operating income	13,302	7,038	9,355	1,667	2,030	(2,964)	30,428

Employee expenses[59]	(3,169)	(1,210)	(2,396)	(688)	(3,058)	–	(10,521)
Other operating expenses	(7,577)	(2,255)	(2,464)	(429)	(228)	2,964	(9,989)

Total operating expenses	(10,746)	(3,465)	(4,860)	(1,117)	(3,286)	2,964	(20,510)

Operating profit/(loss)	2,556	3,573	4,495	550	(1,256)	–	9,918
Share of profit in associates and joint ventures	570	616	316	2	52	–	1,556

Profit/(loss) before tax	3,126	4,189	4,811	552	(1,204)	–	11,474

	%	%	%	%	%		%

Share of HSBC’s profit before tax	27.3	36.5	41.9	4.8	(10.5)		100.0
Cost efficiency ratio	61.2	45.1	50.2	66.1	162.0		57.5

Balance sheet data[4][7]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	400,944	268,037	321,061	44,612	3,234		1,037,888
Total assets	557,952	336,094	1,942,835	122,888	189,912	(458,694)	2,690,987
Customer accounts	541,998	301,169	359,757	115,245	818		1,318,987

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Half-year to 31 December 2011
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other[4][6] US$m	Inter- segment elimination[5][7] US$m	Total US$m
Profit before tax

Net interest income/ (expense)	12,015	5,117	3,660	710	(430)	(645)	20,427

Net fee income	4,014	2,160	1,497	651	31	–	8,353

Trading income/(expense) excluding net interest income	(728)	285	476	217	(198)	–	52
Net interest income on trading activities	21	3	901	7	65	645	1,642

Net trading income/ (expense)[51]	(707)	288	1,377	224	(133)	645	1,694

Net income/(expense) from financial instruments designated at fair value	(1,104)	(22)	140	–	4,525	–	3,539
Gains less losses from financial investments	54	18	347	6	(3)	–	422
Dividend income	13	7	36	3	3	–	62
Net earned insurance premiums	5,184	971	24	–	(7)	–	6,172
Other operating income	219	220	297	9	3,130	(3,394)	481

Total operating income	19,688	8,759	7,378	1,603	7,116	(3,394)	41,150

Net insurance claims[5][8]	(3,727)	(828)	(10)	–	1	–	(4,564)

Net operating income[4][8]	15,961	7,931	7,368	1,603	7,117	(3,394)	36,586

Loan impairment charges and other credit risk provisions	(5,049)	(1,096)	(650)	(64)	(2)	–	(6,861)

Net operating income	10,912	6,835	6,718	1,539	7,115	(3,394)	29,725

Employee expenses[59]	(3,369)	(974)	(1,800)	(663)	(3,839)	–	(10,645)
Other operating expenses	(7,087)	(2,782)	(3,062)	(486)	(367)	3,394	(10,390)

Total operating expenses	(10,456)	(3,756)	(4,862)	(1,149)	(4,206)	3,394	(21,035)

Operating profit	456	3,079	1,856	390	2,909	–	8,690

Share of profit/(loss) in associates and joint ventures	688	679	382	2	(43)	–	1,708

Profit before tax	1,144	3,758	2,238	392	2,866	–	10,398

	%	%	%	%	%		%

Share of HSBC’s profit before tax	11.0	36.1	21.5	3.8	27.6		100.0
Cost efficiency ratio	65.5	47.4	66.0	71.7	59.1		57.5

Balance sheet data[4][7]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	357,907	262,039	276,463	41,856	2,164		940,429
Total assets	540,548	334,966	1,877,627	119,839	180,126	(497,527)	2,555,579
Customer accounts	529,017	306,174	306,454	111,814	466		1,253,925

For footnotes, see page 100.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Disposals, held for sale and run-off portfolios

In implementing our strategy, we have sold or agreed to sell a number of businesses across the Group. We expect these disposals to have a significant adverse effect on both the revenue and the profitability of the global businesses in the future, particularly RBWM due to the sale of the profitable US Card and Retail Services portfolio. In addition, two significant portfolios are being run down. We expect the losses on these portfolios to continue to adversely affect RBWM and GB&M in the future.

The table below presents the historical results of these businesses. We do not expect the historical results to be indicative of future results because of disposal or run-off. Fixed allocated costs, included in total operating costs, will not necessarily be removed upon disposal and have been separately identified on page 38.

Summary income statements for disposals, held for sale and run-off portfolios43,44

	Half-year to 30 June 2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m

Net interest income	2,812	75	28	5	(1)

Net fee income/(expense)	411	(10)	(4)	2	–

Net trading income[51]	(223)	2	22	1	1

Net income/(expense) from financial instruments designated at fair value	2	1	5	–	(513)
Gains less losses from financial investments	15	1	(37)	–	–
Dividend income	2	–	–	–	–
Net earned insurance premiums	309	132	20	–	–
Other operating income	(8)	16	(3)	–	–

Total operating income	3,320	217	31	8	(513)

Net insurance claims incurred and movement in liabilities to policyholders	(156)	(84)	(13)	–	–

Net operating income[1][4]	3,164	133	18	8	(513)

Loan impairment charges and other credit risk provisions	(1,927)	(1)	(268)	0	–

Net operating income	1,237	132	(250)	8	(513)

Total operating expenses	(1,337)	(97)	(76)	(10)	(9)

Operating profit/(loss)	(100)	35	(326)	(2)	(522)

Share of profit in associates and joint ventures	–	1	–	–	1

Profit/(loss) before tax	(100)	36	(326)	(2)	(521)

By geographical region
Europe	–	–	(369)	–	–
Hong Kong	19	–	2	–	–
Rest of Asia-Pacific	2	4	(1)	(2)	1
Middle East and North Africa	10	–	25	–	–
North America	(159)	9	(9)		(513)
Latin America	28	23	26	–	(9)

Profit/(loss) before tax	(100)	36	(326)	(2)	(521)

Gain on sale	3,837	247	18	67	130

For footnotes, see page 100.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Geographical regions

Summary

In the analysis of profit and loss by geographical region that follows, operating income and operating expenses include intra-HSBC items of US$1,630m (first half of 2011: US$1,567m; second half of 2011: US$1,854m).

Profit/(loss) before tax

	Half-year to
	30 June 2012		30 June 2011		31 December 2011
	US$m	%	US$m	%	US$m	%

Europe	(667)	(5.2)	2,147	18.7	2,524	24.3
Hong Kong	3,761	29.5	3,081	26.9	2,742	26.4
Rest of Asia-Pacific	4,372	34.3	3,742	32.6	3,729	35.8
Middle East and North Africa	772	6.1	747	6.5	745	7.2
North America	3,354	26.3	606	5.3	(506)	(4.9)
Latin America	1,145	9.0	1,151	10.0	1,164	11.2

	12,737	100.0	11,474	100.0	10,398	100.0
Total assets[4][7]
	At 30 June 2012		At 30 June 2011		At 31 December 2011
	US$m	%	US$m	%	US$m	%

Europe	1,375,553	51.9	1,379,308	51.2	1,281,945	50.3
Hong Kong	486,608	18.3	474,044	17.6	473,024	18.5
Rest of Asia-Pacific	334,978	12.6	298,590	11.1	317,816	12.4
Middle East and North Africa	62,881	2.4	58,038	2.2	57,464	2.2
North America	500,590	18.9	529,386	19.7	504,302	19.7
Latin America	138,968	5.2	163,611	6.1	144,889	5.7
Intra-HSBC items	(247,244)	(9.3)	(211,990)	(7.9)	(223,861)	(8.8)

	2,652,334	100.0	2,690,987	100.0	2,555,579	100.0
Risk-weighted assets[6][0]
	At 30 June 2012		At 30 June 2011		At 31 December 2011
	US$bn	%	US$bn	%	US$bn	%

Total	1,159.9		1,168.5		1,209.5

Europe	329.5	27.9	315.7	26.9	340.2	27.8
Hong Kong	108.0	9.1	110.8	9.5	105.7	8.6
Rest of Asia-Pacific	303.2	25.7	241.1	20.6	279.3	22.8
Middle East and North Africa	63.0	5.3	58.1	5.0	58.9	4.8
North America	279.2	23.6	335.8	28.6	337.3	27.6
Latin America	99.8	8.4	110.5	9.4	102.3	8.4

For footnotes, see page 100.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Europe

Our principal banking operations in Europe are HSBC Bank plc in the UK, HSBC France, HSBC Bank A.S. in Turkey, HSBC Bank Malta p.l.c., HSBC Private Bank (Suisse) S.A. and HSBC Trinkaus & Burkhardt AG. Through these operations we provide a wide range of banking, treasury and financial services to personal, commercial and corporate customers across Europe.

	Half-year to
	30 Jun 2012	30 Jun 2011	31 Dec 2011
	US$m	US$m	US$m

Net interest income	5,073	5,566	5,435
Net fee income	3,023	3,131	3,105
Net trading income	1,851	2,007	154
Other income/(expense)	(280)	636	4,212
Net operating income[4][8]	9,667	11,340	12,906
Impairment charges[4][9]	(1,037)	(1,173)	(1,339)
Net operating income	8,630	10,167	11,567
Total operating expenses	(9,289)	(8,014)	(9,055)
Operating profit/(loss)	(659)	2,153	2,512
Income from associates[50]	(8)	(6)	12

Profit/(loss) before tax	(667)	2,147	2,524
Cost efficiency ratio	96.1%	70.7%	70.2%
RoRWA[40]	(0.4% )	1.4%	1.6%
Period-end staff numbers	73,143	76,879	74,892

12%

reduction in reported

loan impairment charges49

11%

market share of new

UK mortgage lending

Strong trade revenue growth

For footnotes, see page 100.

The commentary on Europe is on a constant currency basis unless stated otherwise.

Economic background

The UK economy remained weak in the first half of 2012. In the second quarter, the level of real Gross Domestic Product (‘GDP’) fell by 0.7%, the third consecutive quarterly contraction. Despite this, the unemployment rate fell slightly to 8.1% in the three months to May, from 8.4% at the end of 2011, although much of the job creation was in part-time work. Consumer Prices Index (‘CPI’) inflation fell sharply from 4.2% in December 2011 to 2.4% in June, in part reflecting the removal of last year’s rise in VAT from the annual comparison. The Bank of England left interest rates unchanged at 0.5% but loosened monetary policy by extending its programme of asset purchases by £50bn to £325bn (US$510bn). Strains in the banking system arising from the eurozone sovereign crisis contributed to a tightening in credit conditions for both households and firms, prompting the UK authorities to announce more direct measures aimed at boosting the flow of credit.

The eurozone economy continued to face stresses related to the sovereign debt crisis in the first half of 2012. While the economy as a whole stagnated in the first quarter, divergences between countries in the north of the region and those in the south continued to widen. Concerns surrounding the health of the financial sector led the ECB to provide greater liquidity through a long-term repo operation in February 2012. As oil prices eased, eurozone inflation began to moderate towards the ECB’s price stability target, allowing it to maintain the refi rate at 1.0% in the period. Worries over the sovereign bond market and the banking sector intensified during the first half of 2012, and the eurozone member states offered up to €100bn (US$124bn) of financial assistance to recapitalise the Spanish banking sector.

Review of performance

Our European operations reported a pre-tax loss of US$0.7bn, compared with a profit of US$2.1bn in the first half of 2011. On a constant currency basis, pre-tax profits declined by US$2.7bn.

In the first half of 2012, we reported adverse fair value movements of US$1.6bn due to the change in credit spreads on the Group’s own debt held at fair value, compared with adverse fair value movements of US$71m in the first half of 2011. On an underlying basis, pre-tax profits decreased by 55% due to higher operating expenses as a result of a rise in customer redress provisions, coupled with a credit relating to pension obligations in the UK in the first half of 2011 which did not recur.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax by country within global businesses

	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Total US$m
Half-year to 30 June 2012
UK	(166)	521	357	108	(2,437)	(1,617)
France[3][6]	29	114	330	(5)	(175)	293
Germany	16	28	153	15	(28)	184
Malta	21	32	16	–	–	69
Switzerland	–	–	–	66	–	66
Turkey	5	43	50	–	–	98
Other	3	36	137	52	12	240

	(92)	774	1,043	236	(2,628)	(667)
Half-year to 30 June 2011
UK	634	761	483	108	(862)	1,124
France[3][6]	139	111	274	10	(89)	445
Germany	23	38	121	21	6	209
Malta	31	34	6	–	–	71
Switzerland	–	(5)	–	122	–	117
Turkey	11	42	31	–	–	84
Other	(69)	63	87	54	(38)	97

	769	1,044	1,002	315	(983)	2,147
Half-year to 31 December 2011
UK	696	466	(748)	84	1,899	2,397
France[3][6]	(70)	81	(468)	6	107	(344)
Germany	13	31	82	7	10	143
Malta	–	38	15	–	–	53
Switzerland	–	(3)	–	103	–	100
Turkey	(4)	20	56	2	–	74
Other	(82)	10	138	40	(5)	101

	553	643	(925)	242	2,011	2,524

For footnote, see page 100.

We continued to make progress in rationalising our operation in Europe using the Group’s five filters framework, reducing fragmentation in the region by announcing an exit from operations in Slovakia and entering into agreements to sell our equities broking business in Greece, certain private banking assets in Monaco and our Irish insurance businesses in run-off. We have progressed with the business exits announced in 2011, primarily in Eastern Europe. The disposal of non-core businesses improved capital discipline by simplifying our European portfolio and concentrating our operations on businesses where we can deliver sustainable profits and growth.

We maintained our focus on improving our cost efficiency and organisational effectiveness. Building on the significant initiatives in 2011 across Europe, we announced a restructuring programme in the UK to align each of our businesses to their respective global business operating models in order to reduce bureaucracy and complexity and lower our costs in a sustainable way. As a result of this and other initiatives across the region, total restructuring costs (including impairment of assets) of US$200m were incurred, notably in the UK.

In RBWM, we delivered further strong growth in mortgage balances in the UK, reflecting the success of our competitive offerings and marketing campaigns. Our share of new UK mortgage lending remained at 11% in the first half of the year, which was significantly higher than our total market share of 6%, while maintaining a conservative loan to value ratio of 56%. We have committed to lend at least £17bn (US$26bn) to UK mortgage customers in 2012, of which £4bn (US$6bn) is specifically set aside for first time buyers and had approved new mortgage lending of more than £10bn (US$15bn) at the end of June 2012. In Continental Europe, we continued to target the mass affluent market and build a strong credit card business in Turkey.

In CMB, we continued to invest in the UK in the business by recruiting additional international commercial managers who focus exclusively on international customers. We launched a £4bn (US$6bn) International SME Fund to support UK businesses that trade, or aspire to trade, internationally, and had approved new loans of more than £2.5bn (US$4bn) at the end of June 2012. We also committed to increase gross new lending

HSBC HOLDINGS PLC

Interim Management Report (continued)

facilities to UK SMEs by £12bn (US$18bn). We continued to invest in our businesses in Turkey and Germany to support business growth. Our focus on international customers, together with targeted growth initiatives including deposit acquisition and regional pricing strategies, led to a rise in Payments and Cash Management and Global Trade and Receivable Finance income. CMB’s partnership with GB&M delivered income growth of 12% compared with the first half of 2011 to more than US$370m, notably from foreign exchange products, as we continued to support our commercial customers’ financing and treasury risk management requirements.

In GB&M, we continued to focus on cross-border initiatives to enable us to capture opportunities from increasing trade flows and connect to faster-growing markets. We won a number of mandates in our Payments and Cash Management business, reflecting investment in these areas in previous years. In April 2012, HSBC issued the first international renminbi bond outside sovereign Chinese territory reflecting our commitment to establish the UK as a leading offshore renminbi centre. In addition, we actively reduced our legacy credit exposure in Europe by exiting certain positions. We will seek to further reduce the size of this portfolio as opportunities become available. The financial effect of the legacy credit portfolio on the results of our Europe operations can be seen on page 38.

Within our GPB business, we concentrated on navigating a number of regulatory challenges affecting the industry, by implementing a new target operating model designed to enable us to manage the business globally, better service the needs of clients through global product offerings, and improve risk and compliance standards. We continued to provide access to international investment opportunities and we put in place dedicated resources in both CMB and GPB to increase referral activity and jointly service the diverse corporate and personal investment needs of the Group’s largest ultra-high net worth clients.

The forthcoming legislation in relation to the report of the UK Independent Commission on Banking (‘ICB’), which will define the products, services and customers which are either required to be within the ring-fenced bank or prohibited from it, is likely to require us to make major changes to our corporate structure and the business activities we conduct in the UK through our major banking subsidiary, HSBC Bank. These changes would take an extended period to implement, and would have a significant effect on the costs of both establishing and running the ongoing operations as restructured (see page 106).

The following commentary is on a constant currency basis.

Net interest income decreased by 5%, mainly due to the decline in Balance Sheet Management revenues as yield curves continued to flatten and interest rates remained low, together with a reduction in the available-for-sale debt security portfolio as a result of disposals. In addition, there was a fall in effective yields and a reduction in the size of the legacy Credit portfolio. This was partly offset by higher net interest income in CMB, driven by an increase in average term lending balances in the UK and Continental Europe as a result of targeted campaigns in 2011 and the first half of 2012. Net interest income also benefited from strong residential mortgage balance growth in RBWM in the UK and deposit growth across the region as a result of marketing campaigns. This was offset in part by strong competition for deposits in the UK which resulted in lower deposit spreads.

Net fee income was broadly in line with the first half of 2011. Fees in RBWM increased due to lower commissions paid as a result of the non-renewal and transfer to third parties of certain contracts in the Irish reinsurance business. This was largely offset by lower fee income in GPB due to a fall in average assets under management which was driven by net new money outflows, a fall in client numbers and adverse movements in the financial markets in the second half of 2011. In addition, in GB&M, primary revenues in the Rates business decreased as a result of a reduction in bond issuances and lower equity capital markets revenues, which were driven by a decline in deal volumes due to the challenging economic environment.

Net trading income decreased by 5%, mainly due to adverse foreign exchange movements on trading assets held as economic hedges of foreign currency debt designated at fair value, compared with gains in the first half of 2011. These offset favourable foreign exchange movements on the foreign currency debt which is reported in ‘Net expense from financial instruments designated at fair value’. Revenues in our legacy Credit portfolio (see page 284) declined due to write-downs compared with net releases in the first half of 2011. There were also adverse movements on non-qualifying hedges in European operating entities as interest rates fell. In addition, there were unfavourable fair value movements on structured liabilities as spreads tightened, along with lower Equities revenues, reflecting a less favourable trading environment.

HSBC HOLDINGS PLC

Interim Management Report (continued)

These factors were partly offset by higher Rates trading revenues, notably in the first quarter of 2012 following the ECB’s announcement of the LTRO. Excluding legacy credit, Credit trading revenues increased as credit spreads tightened resulting in gains on corporate bonds. In addition, Foreign Exchange reported strong revenue growth driven by a rise in customer activity, in part due to collaboration with CMB and a favourable trading environment for foreign exchange compared with the first half of 2011.

Net expense from financial instruments designated at fair value increased by US$700m. Excluding adverse fair value movements due to the change in credit spreads on our own debt held at fair value, net income from financial instruments designated at fair value of US$669m in the first half of 2012 compared with a net expense of US$165m in the first half of 2011. This was driven by favourable foreign exchange movements on foreign currency debt designated at fair value issued as part of our overall funding strategy, compared with adverse foreign exchange movements in the same period in 2011, with an offset reported in ‘Net trading income’. In addition, investment returns on the fair value of assets held to meet liabilities under insurance and investment contracts were higher than in the first half of 2011 as market conditions improved. To the extent that these investment gains were attributed to policyholders holding unit-linked insurance policies and insurance or investment contracts with DPF, the corresponding movement in liabilities to customers is recorded under ‘Net insurance claims incurred and movement in liabilities to policyholders’.

Gains less losses from financial investments increased by US$148m. Balance Sheet Management reported significantly higher gains on the disposal of available-for-sale debt securities, mainly in the UK, as part of structural interest rate risk management activities. This was partly offset by realised losses on the disposal of specific bond positions in the legacy credit portfolio, higher impairment charges on available-for-sale equity investments and lower realised gains from the sale of available-for-sale equity investments due to weaker economic conditions.

Net earned insurance premiums decreased by 17%, primarily due to lower life insurance sales in RBWM in France of investment contracts with DPF resulting from the adverse economic environment and increased competition from other banking products. In addition, there was a reduction in premiums due to the non-renewal and transfer to third parties of certain contracts in our Irish business during 2011.

Other operating income decreased by 26%, largely reflecting the non-recurrence of the benefit from a refinement of the calculation of the PVIF asset during the first half of 2011 (see footnote 27 on page 100), together with a reduction in the PVIF asset in the first half of 2012 due to the effect of experience and assumption updates. In addition, losses arose on the sale of certain syndicated loans.

Net insurance claims incurred and movement in liabilities to policyholders decreased by 7%. This reflected lower reserves established for new business in line with the decline in premiums in France, together with the non-renewal and transfer to third parties of certain contracts in our Irish business during 2011. This was partly offset by an increase in the movement in liabilities to policyholders reflecting investment gains in the first half of 2012.

Loan impairment charges and other credit risk provisions decreased by 9% to US$1.0bn. This mainly reflected a continued reduction in impairments in RBWM, primarily in the UK, as we focused our lending growth on higher quality assets and continued to pro-actively monitor and identify customers facing financial hardship. This resulted in lower delinquency rates across both the secured and unsecured lending portfolios. In CMB, loan impairment charges were higher due to individually assessed provisions across a range of sectors, reflecting the challenging economic conditions. In GB&M, we incurred higher loan impairment charges due to a small number of significant individually assessed provisions, together with a rise in loan impairment charges in our legacy Credit business. These were partly offset by lower credit risk provisions, primarily driven by reduced impairments on available-for-sale ABSs in legacy credit due to losses arising in the underlying collateral pools, which generated lower charges, coupled with a fall in the impairment charge on Greek sovereign debt.

Operating expenses in the first half of 2012 included additional provisions of US$1.3bn relating to UK customer redress programmes for the possible mis-selling of PPI policies and interest rate protection products in previous years, compared with a charge of US$598m (US$611m as reported) in the first half of 2011 (see page 248). In addition, restructuring costs (including impairment of assets) of US$200m were incurred, largely in the UK, compared with US$86m in the first half of 2011. The first half of 2011 also included a credit of US$570m (US$587m as reported) relating to defined benefit pension obligations in the UK, which did not recur.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Excluding these items, operating expenses increased, mainly driven by higher performance costs in GB&M reflecting the increase in net operating income. This was partly offset by a decline in operating expenses in RBWM as average staff numbers fell as a result of organisational effectiveness programmes and disposals. We achieved sustainable cost savings of about US$280m in the first half of 2012, which enabled us to reinvest and support business growth.

Operating expenses in Europe
	Half-year to
	30 Jun 2012 US$m	30 Jun 2011 US$m	31 Dec 2011 US$m

HSBC Holdings	510	470	1,194
UK	6,195	4,754	5,235
Continental Europe	2,656	2,833	2,730
Intra-region eliminations	(72)	(43)	(104)

Total operating expenses	9,289	8,014	9,055

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – Europe

	Half-year to 30 June 2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[5][7] US$m	Total US$m

Profit/(loss) before tax

Net interest income/(expense)	2,643	1,607	750	428	(345)	(10)	5,073

Net fee income	1,317	809	421	431	45	–	3,023

Trading income/(expense) excluding net interest income	27	12	1,126	113	(197)	–	1,081
Net interest income on trading activities	3	5	729	5	18	10	770

Net trading income/(expense)[51]	30	17	1,855	118	(179)	10	1,851

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	(1,165)	–	(1,165)
Net income/(expense) from other financial instruments designated at fair value	194	36	488	–	(489)	–	229

Net income/(expense) from financial instruments designated at fair value	194	36	488	–	(1,654)	–	(936)
Gains less losses from financial investments	5	(1)	449	(4)	–	–	449
Dividend income	1	1	37	3	1	–	43
Net earned insurance premiums	1,647	208	–	9	(4)	–	1,860
Other operating income	29	30	13	5	346	45	468

Total operating income/ (expense)	5,866	2,707	4,013	990	(1,790)	45	11,831

Net insurance claims[5][8]	(1,933)	(223)	–	(8)	–	–	(2,164)

Net operating income/ (expense)[4][8]	3,933	2,484	4,013	982	(1,790)	45	9,667
Loan impairment charges and other credit risk provisions	(187)	(412)	(431)	(7)	–	–	(1,037)

Net operating income/ (expense)	3,746	2,072	3,582	975	(1,790)	45	8,630
Operating expenses	(3,840)	(1,297)	(2,531)	(738)	(838)	(45)	(9,289)

Operating profit/(loss)	(94)	775	1,051	237	(2,628)	–	(659)
Share of profit/(loss) in associates and joint ventures	2	(1)	(8)	(1)	–	–	(8)

Profit/(loss) before tax	(92)	774	1,043	236	(2,628)	–	(667)

	%	%	%	%	%		%
Share of HSBC’s profit before tax	(0.7)	6.1	8.2	1.9	(20.7)		(5.2)
Cost efficiency ratio	97.6	52.2	63.1	75.2	(46.8)		96.1

Balance sheet data[4][7]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	157,336	101,709	156,290	29,390	720		445,445
Total assets	224,545	129,330	1,013,553	78,814	58,641	(129,330)	1,375,553
Customer accounts	181,540	116,308	171,280	59,512	889		529,529

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – Europe (continued)

	Half-year to 30 June 2011
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[5][7] US$m	Total US$m

Profit/(loss) before tax

Net interest income/ (expense)	2,861	1,522	1,107	476	(271)	(129)	5,566

Net fee income/ (expense)	1,323	813	516	496	(17)	–	3,131

Trading income/(expense) excluding net interest income	36	6	1,268	84	(196)	–	1,198
Net interest income on trading activities	6	8	636	9	21	129	809

Net trading income/ (expense)[51]	42	14	1,904	93	(175)	129	2,007

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	(371)	–	(371)
Net income/(expense) from other financial instruments designated at fair value	105	25	(211)	–	212	–	131

Net income/(expense) from financial instruments designated at fair value	105	25	(211)	–	(159)	–	(240)
Gains less losses from financial investments	56	1	254	(4)	5	–	312
Dividend income	1	1	19	3	1	–	25
Net earned insurance premiums	2,201	191	–	–	(6)	–	2,386
Other operating income	142	40	96	8	264	102	652

Total operating income/(expense)	6,731	2,607	3,685	1,072	(358)	102	13,839
Net insurance claims[58]	(2,316)	(180)	–	–	(3)	–	(2,499)

Net operating income/(expense)[48]	4,415	2,427	3,685	1,072	(361)	102	11,340
Loan impairment (charges)/recoveries and other credit risk provisions	(394)	(369)	(382)	(34)	6	–	(1,173)

Net operating income/(expense)	4,021	2,058	3,303	1,038	(355)	102	10,167
Operating expenses	(3,249)	(1,013)	(2,299)	(723)	(628)	(102)	(8,014)

Operating profit/(loss)	772	1,045	1,004	315	(983)	–	2,153
Share of loss in associates and joint ventures	(3)	(1)	(2)	–	–	–	(6)

Profit/(loss) before tax	769	1,044	1,002	315	(983)	–	2,147

	%	%	%	%	%		%

Share of HSBC’s profit before tax	6.7	9.1	8.7	2.8	(8.6)		18.7
Cost efficiency ratio	73.6	41.7	62.4	67.4	(173.5)		70.7

Balance sheet data[4][7]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	154,055	100,140	200,498	30,354	1,284		486,331
Total assets	221,095	123,446	1,075,148	80,073	72,488	(192,942)	1,379,308
Customer accounts	178,819	101,195	207,891	60,906	–		548,811

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Half-year to 31 December 2011
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[5][7] US$m	Total US$m

Profit/(loss) before tax

Net interest income/ (expense)	2,792	1,585	995	460	(303)	(94)	5,435

Net fee income	1,310	827	473	446	49	–	3,105

Trading income/(expense) excluding net interest income	4	(1)	(666)	107	(5)	–	(561)
Net interest income on trading activities	5	8	569	7	32	94	715

Net trading income/ (expense)[51]	9	7	(97)	114	27	94	154

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	3,551	–	3,551
Net income/(expense) from other financial instruments designated at fair value	(777)	(46)	146	–	(166)	–	(843)

Net income/(expense) from financial instruments designated at fair value	(777)	(46)	146	–	3,385	–	2,708
Gains less losses from financial investments	(5)	(2)	199	5	6	–	203
Dividend income	–	–	23	1	–	–	24
Net earned insurance premiums	1,567	190	–	–	(7)	–	1,750
Other operating income/ (expense)	(47)	18	91	(3)	496	(28)	527

Total operating income	4,849	2,579	1,830	1,023	3,653	(28)	13,906

Net insurance claims[5][8]	(896)	(107)	–	–	3	–	(1,000)

Net operating income[4][8]	3,953	2,472	1,830	1,023	3,656	(28)	12,906

Loan impairment charges and other credit risk provisions	(202)	(591)	(494)	(48)	(4)	–	(1,339)

Net operating income	3,751	1,881	1,336	975	3,652	(28)	11,567

Operating expenses	(3,201)	(1,239)	(2,270)	(733)	(1,640)	28	(9,055)

Operating profit/(loss)	550	642	(934)	242	2,012	–	2,512
Share of profit/(loss) in associates and joint ventures	3	1	9	–	(1)	–	12

Profit/(loss) before tax	553	643	(925)	242	2,011	–	2,524

	%	%	%	%	%		%

Share of HSBC’s profit before tax	5.3	6.2	(8.9)	2.3	19.3		24.2
Cost efficiency ratio	81.0	50.1	124.0	71.7	44.9		70.2

Balance sheet data[4][7]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	150,205	98,154	156,903	28,378	696		434,336
Total assets	210,140	124,049	1,021,486	77,410	63,141	(214,281)	1,281,945
Customer accounts	176,134	104,530	154,208	58,265	267		493,404
For footnotes, see page 100.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Hong Kong

HSBC’s principal banking subsidiaries in Hong Kong are The Hongkong and Shanghai Banking Corporation Limited and Hang Seng Bank Limited. The former is the largest bank incorporated in Hong Kong and is our flagship bank in the Asia-Pacific region. It is one of Hong Kong’s three note-issuing banks, accounting for over 60% by value of banknotes in circulation in the first half of 2012.

	Half-year to
	30 Jun	30 Jun	31 Dec
	2012	2011	2011
	US$m	US$m	US$m

Net interest income	2,599	2,249	2,442
Net fee income	1,618	1,612	1,485
Net trading income	762	669	520
Other income	1,154	884	821

Net operating income[4][8]	6,133	5,414	5,268

Impairment charges[4][9]	(32)	(25)	(131)

Net operating income	6,101	5,389	5,137

Total operating expenses	(2,396)	(2,339)	(2,419)

Operating profit	3,705	3,050	2,718

Income from associates[50]	56	31	24

Profit before tax	3,761	3,081	2,742
Cost efficiency ratio	39.1%	43.2%	45.9%
RoRWA[4][0]	7.1%	5.6%	5.0%

Period-end staff numbers	27,976	30,214	28,984

Leading international bank in

offshore renminbi products

19%

growth in revenues from the

collaboration between CMB and GB&M

Best domestic bank in Hong Kong

(Asiamoney 2012)

For footnotes, see page 100.

The commentary on Hong Kong is on a constant currency basis unless stated otherwise.

Economic background

GDP in Hong Kong grew by just 0.4% in the first quarter of 2012, as a slowdown in external demand from Europe and mainland China served to depress activity. The sharp contraction in export orders, however, was more than offset by ongoing strength in the domestic economy. The unemployment rate remained steady at close to 3.3% and, although 3 month HIBOR was 0.4% during the first half of 2012, up from 0.26% in June 2011, it remained very low, helping to underpin robust rates of private consumption and investment spending, which increased by 5.6% and 12.2%, respectively, on the year in the first quarter. Inflationary pressures and residential property price inflation eased, the latter slowing to 4.6% in May from 26% a year earlier.

Review of performance

Reported pre-tax profits from our operations in Hong Kong were US$3.8bn compared with US$3.1bn in the first half of 2011, an increase of 22% on both a reported and a constant currency basis.

The increase in profits was driven by higher net interest income in RBWM and CMB coupled with the gain on sale of our shares in two Indian banks. Trading revenues were higher in GB&M from positive performance in the Rates, Foreign Exchange and Credit businesses. These increases were partly offset by higher operating expenses, including staff costs.

In RBWM, we were awarded the ‘Best Wealth Management Award’ from The Asian Banker. We announced the sale of our general insurance business enabling us to focus on life insurance manufacturing where we maintained our market leadership position. We launched a dual currency Hong Kong dollar and renminbi credit card for customers who travel frequently between Hong Kong and mainland China that offers payment flexibility and protection against fluctuating exchange rates. We maintained our market leadership position in deposits, mortgages and mandatory provident funds as well as credit cards where we received 26 awards from Visa, MasterCard and China UnionPay.

In CMB, we capitalised on our international connectivity and our standing as a leading trade finance bank to grow trade-related revenues, particularly with mainland China. Cross-border referrals between Hong Kong and mainland China grew by 13% and by 10% between Hong Kong and the rest of the world. The collaboration between CMB and GB&M continued to strengthen, with growth of 19% in revenues which are shared

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax by global business

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	31 December 2011 US$m

Retail Banking and Wealth Management	1,753	1,599	1,423
Commercial Banking	1,001	825	783
Global Banking and Markets	786	631	685
Global Private Banking	122	130	58
Other	99	(104)	(207)

Profit before tax	3,761	3,081	2,742

between the global businesses, most notably from the provision of foreign exchange products to our corporate customers. We also won the ‘Best SME Partner Award’ from the Hong Kong General Chamber of Small and Medium Business for the seventh consecutive year, and the ‘Capital Weekly Service Excellence Award – SME Banking’ for the fourth consecutive year.

On a reported basis we achieved record revenues in GB&M. We led the market in Hong Kong dollar bond issuance and participated in several significant debt capital markets transactions. We continued to lead the market in offshore renminbi bond issuance with several high-profile deals completed in the first half of 2012 for multinationals accessing the market.

We reinforced our position as a leading international bank for offshore renminbi products, topping all seven product categories in Asiamoney’s inaugural Offshore Renminbi Survey, including the ‘Best Overall Products and Services’, the ‘Best Clearance, Transaction Banking and Settlement’ and ‘Best for Deposits’.

The following commentary is on a constant currency basis.

Net interest income was 15% higher than in the first half of 2011, notably in RBWM and in CMB, driven primarily by wider deposit spreads and growth in balances of both customer loans and deposits.

In RBWM we experienced growth in average mortgage balances as we maintained our market leadership position. Average personal lending balances also grew. In CMB, average trade-related lending balances were higher as we capitalised on trade and capital flows. Growth in trade-related lending returned in the first half of 2012 following reductions in the second half of 2011.

Net interest income also rose due to higher average deposit balances as we focused on funding lending growth with deposit acquisition.

These were partly offset by narrower asset spreads, notably in residential mortgages in RBWM, as funding costs increased.

Net interest income from Balance Sheet Management was higher in the first half of 2012, through improved fund deployment amidst a consistently low interest rate environment.

Net fee income of US$1.6bn was broadly unchanged. Fees rose from the collaboration between CMB and GB&M and from higher trade-related volumes as we successfully captured opportunities from international trade and capital flows. We also benefited from our participation in several debt capital markets transactions in the first half of 2012. The increase was offset in RBWM, mainly by a reduction in brokerage income from lower market turnover as a result of weaker investor sentiment, and by lower fee income from unit trusts where the customer preference shifted towards lower risk products with lower fees.

Net trading income increased by 14%, driven by a positive performance in GB&M, notably in Rates trading activities, which reflected greater market volatility and tightening of spreads, and in Foreign Exchange, due to increased client activity and, in part, enhanced collaboration with CMB. Credit trading revenues also rose due to the tightening of spreads and increased volumes.

Net income from financial instruments designated at fair value was US$44m compared with US$26m in the first half of 2011 due to higher investment gains on assets held by the insurance business as a result of more favourable equity market conditions. To the extent that these investment gains were attributed to policyholders of unit-linked insurance policies and insurance contracts with DPF, there was a corresponding increase in ‘Net insurance claims incurred and movement in liabilities to policyholders’.

Net earned insurance premiums increased by 19%, notably on insurance contracts with DPF, following higher sales volumes reflecting strong

HSBC HOLDINGS PLC

Interim Management Report (continued)

sales and renewals of life insurance products as a result of product launches and marketing campaigns. The growth in premiums resulted in a corresponding increase in ‘Net insurance claims incurred and movement in liabilities to policyholders’.

Gains less losses from financial investments were US$261m higher, driven by the gain of US$275m from the sale of our shares in Axis Bank Limited and Yes Bank Limited, two non-strategic investments in India.

Other operating income of US$825m was US$90m lower than in the first half of 2011. The fall in income was primarily due to the non-recurrence of the gain from the refinement to the PVIF calculation methodology in the first half of 2011 (see footnote 27 on page 100), partly offset by a rise in PVIF reflecting favourable assumption updates and increased insurance sales in the first six months of

2012. In addition, the gain on revaluation of investment properties was lower in 2012 than in the first half of 2011.

Loan impairment charges and other credit risk provisions stayed at a low level at US$32m as the credit environment remained stable and we maintained our focus on high levels of asset quality.

Operating expenses increased by 2%, primarily due to wage inflation across the business and higher performance-related costs in GB&M reflecting increased revenue. Premises and equipment costs rose, mainly relating to systems implementation programmes and higher volume-driven processing charges, as well as increased property maintenance and rental costs. We continued to maintain strict cost control and progressed with the implementation of our organisational effectiveness programme that started in 2011.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – Hong Kong

	Half-year to 30 June 2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[5][7] US$m	Total US$m
Profit before tax

Net interest income/(expense)	1,396	768	553	76	(238)	44	2,599

Net fee income	825	433	272	77	11	–	1,618

Trading income/(expense) excluding net interest income	85	85	392	94	(25)	–	631
Net interest income on trading activities	2	–	166	–	7	(44)	131

Net trading income/(expense)[51]	87	85	558	94	(18)	(44)	762

Net income/(expense) from financial instruments designated at fair value	61	(18)	16	–	(15)	–	44
Gains less losses from financial investments	–	–	4	–	275	–	279
Dividend income	–	–	2	–	16	–	18
Net earned insurance premiums	2,690	385	4	–	–	–	3,079
Other operating income	357	35	27	6	539	(139)	825

Total operating income	5,416	1,688	1,436	253	570	(139)	9,224

Net insurance claims[5][8]	(2,745)	(341)	(5)	–	–	–	(3,091)

Net operating income[4][8]	2,671	1,347	1,431	253	570	(139)	6,133

Loan impairment (charges)/ recoveries and other credit risk provisions	(44)	(2)	12	2	–	–	(32)

Net operating income	2,627	1,345	1,443	255	570	(139)	6,101

Operating expenses	(893)	(350)	(660)	(133)	(499)	139	(2,396)

Operating profit	1,734	995	783	122	71	–	3,705

Share of profit in associates and joint ventures	19	6	3	–	28	–	56

Profit before tax	1,753	1,001	786	122	99	–	3,761

	%	%	%	%	%		%

Share of HSBC’s profit before tax	13.6	7.9	6.2	1.0	0.8		29.5
Cost efficiency ratio	33.4	26.0	46.1	52.6	87.5		39.1

Balance sheet data[4][7]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	58,290	58,694	40,699	6,192	1,329		165,204
Total assets	89,464	67,566	242,783	19,901	82,901	(16,007)	486,608
Customer accounts	184,857	80,383	34,340	18,819	421		318,820

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – Hong Kong (continued)

	Half-year to 30 June 2011
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[5][7] US$m	Total US$m
Profit/(loss) before tax

Net interest income/(expense)	1,249	625	501	88	(234)	20	2,249

Net fee income	908	356	241	97	10	–	1,612

Trading income/(expense) excluding net interest income	89	86	320	69	(9)	–	555
Net interest income on trading activities	4	–	124	–	6	(20)	114

Net trading income/(expense)[51]	93	86	444	69	(3)	(20)	669
Net income/(expense) from financial instruments designated at fair value	50	(27)	2	–	1	–	26
Gains less losses from financial investments	–	–	20	–	(2)	–	18
Dividend income	–	1	11	–	19	–	31
Net earned insurance premiums	2,193	390	5	–	–	–	2,588
Other operating income	375	83	22	6	556	(131)	911

Total operating income	4,868	1,514	1,246	260	347	(131)	8,104

Net insurance claims[5][8]	(2,344)	(342)	(5)	–	1	–	(2,690)

Net operating income[4][8]	2,524	1,172	1,241	260	348	(131)	5,414

Loan impairment (charges)/ recoveries and other credit risk provisions	(38)	(7)	22	(1)	(1)	–	(25)

Net operating income	2,486	1,165	1,263	259	347	(131)	5,389

Operating expenses	(889)	(342)	(633)	(129)	(477)	131	(2,339)

Operating profit/(loss)	1,597	823	630	130	(130)	–	3,050

Share of profit in associates and joint ventures	2	2	1	–	26	–	31

Profit/(loss) before tax	1,599	825	631	130	(104)	–	3,081

	%	%	%	%	%		%

Share of HSBC’s profit before tax	13.9	7.2	5.5	1.1	(0.8)		26.9
Cost efficiency ratio	35.2	29.2	51.0	49.6	137.1		43.2

Balance sheet data[4][7]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	53,999	58,529	39,124	5,949	1,769		159,370
Total assets	82,184	66,563	232,057	21,545	81,316	(9,621)	474,044
Customer accounts	175,641	74,760	34,348	20,378	599		305,726

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Half-year to 31 December 2011
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[5][7] US$m	Total US$m
Profit/(loss) before tax

Net interest income/(expense)	1,322	692	550	85	(230)	23	2,442

Net fee income	833	350	234	63	5	–	1,485

Trading income/(expense) excluding net interest income	31	83	332	66	(107)	–	405
Net interest income on trading activities	5	1	122	–	10	(23)	115

Net trading income/ (expense)[51]	36	84	454	66	(97)	(23)	520

Net income/(expense) from financial instruments designated at fair value	(525)	(45)	(7)	–	14	–	(563)
Gains less losses from financial investments	3	10	1	–	(8)	–	6
Dividend income	–	–	3	–	5	–	8
Net earned insurance premiums	2,124	368	8	–	–	–	2,500
Other operating income	130	92	57	2	629	(137)	773

Total operating income	3,923	1,551	1,300	216	318	(137)	7,171

Net insurance claims[5][8]	(1,543)	(355)	(4)	–	(1)	–	(1,903)

Net operating income[4][8]	2,380	1,196	1,296	216	317	(137)	5,268

Loan impairment (charges)/recoveries and other credit risk provisions	(39)	(59)	1	(35)	1	–	(131)

Net operating income	2,341	1,137	1,297	181	318	(137)	5,137

Operating expenses	(922)	(361)	(615)	(123)	(535)	137	(2,419)

Operating profit/(loss)	1,419	776	682	58	(217)	–	2,718

Share of profit in associates and joint ventures	4	7	3	–	10	–	24

Profit/(loss) before tax	1,423	783	685	58	(207)	–	2,742

	%	%	%	%	%		%

Share of HSBC’s profit before tax	13.7	7.5	6.6	0.6	(2.0)		26.4
Cost efficiency ratio	38.7	30.2	47.5	56.9	168.8		45.9

Balance sheet data[4][7]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	56,296	54,986	39,667	5,447	1,269		157,665
Total assets	85,866	63,516	238,892	20,680	84,782	(20,712)	473,024
Customer accounts	181,316	79,225	35,283	19,622	(101)		315,345

For footnotes, see page 100.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Rest of Asia-Pacific

We offer a full range of banking and financial services in mainland China, mainly through our local subsidiary, HSBC Bank (China) Company Limited. We also participate indirectly in mainland China through our associates.

Outside mainland China, we conduct business in 22 countries and territories in the Rest of Asia-Pacific region, primarily through branches and subsidiaries of The Hongkong and Shanghai Banking Corporation Limited, with particularly strong coverage in Australia, India, Indonesia, Malaysia and Singapore.

	Half-year to
	30 Jun 2012 US$m	30 Jun 2011 US$m	31 Dec 2011 US$m

Net interest income	2,718	2,381	2,721
Net fee income	1,078	1,117	994
Net trading income	932	862	796
Other income	1,219	988	854

Net operating income[4][8]	5,947	5,348	5,365

Impairment charges[49]	(298)	(100)	(167)

Net operating income	5,649	5,248	5,198

Total operating expenses	(2,865)	(2,836)	(2,970)

Operating profit	2,784	2,412	2,228

Income from associates[50]	1,588	1,330	1,501

Profit before tax	4,372	3,742	3,729

Cost efficiency ratio	48.2%	53.0%	55.4%

RoRWA[4][0]	3.0%	3.3%	2.9%

Period-end staff numbers	86,207	91,924	91,051

12%

growth in trade-related lending since

June 2011 on a constant currency basis

18%

increase in pre-tax profit

on a constant currency basis

Best Foreign Retail Bank

in China

Asia Banker

For footnotes, see page 100.

The commentary on Rest of Asia-Pacific is on a constant currency basis unless stated otherwise.

Economic background

The mainland China economy slowed in the first half of 2012. Annual GDP growth decelerated from 9.2% in 2011 to 7.6% in the second quarter of 2012, reflecting a downturn in demand for Chinese exports and a reduction in the pace of property construction following measures by the authorities to moderate activity in the property market after the rapid price rises in recent years. The slowdown eased inflationary pressures that had been building in 2011, and the annual rate of CPI inflation fell to 2.2% in June. In response to the escalation of the eurozone crisis, policymakers adopted more accommodative measures with cuts in the reserve ratio for banks and deposit and lending rates. A number of fiscal measures were also implemented to support activity such as faster approvals for infrastructure projects, tax incentives to buy energy-efficient home appliances and lower regulatory barriers for investment.

Japan’s economy delivered robust growth during the first half of the year, with GDP expanding at almost 5% in the first three months alone on an annualised basis. Domestic demand, led by private consumption and government spending, mostly accounted for the strength. The Bank of Japan also loosened monetary policy by adopting a firmer inflation targeting regime and announcing a further expansion of its asset purchase programme. Economic momentum slowed slightly in the second quarter.

In the early months of 2012, GDP growth in Singapore remained robust, driven by investment and private consumption. In the second quarter, GDP growth eased as the eurozone crisis constrained external demand. Annual CPI inflation remained high at nearly 5%, prompting the Monetary Authority of Singapore to tighten monetary policy and strengthen its trade-weighted exchange rate. The recent slowdown in India’s economy continued in the first quarter of 2012, with annual growth of GDP easing to 5.3% from 6.1% in the final quarter of 2011, the slowest rate since 2004. This reflected the lagged effect of monetary tightening by the Reserve Bank of India (‘RBI’) during 2011 to ease inflationary pressures, the slowdown in external demand and slow progress in key structural reforms. Inflation remained high, so the RBI were only able to cut the key policy rate by half a percentage point in April to 8%.

While the domestic economies in other parts of Asia remained largely firm, the slowdown in demand from mainland China and the West reduced the rate

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax by country within global businesses

	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Total US$m
Half-year to 30 June 2012
Australia	51	(34)	80	–	(6)	91
India	35	49	306	4	121	515
Indonesia	19	59	91	–	6	175
Mainland China	500	853	633	(2)	38	2,022
Associates	529	755	284	–	–	1,568
Other mainland China	(29)	98	349	(2)	38	454
Malaysia	93	68	124	–	3	288
Singapore	105	62	126	50	(8)	335
Taiwan	38	29	77	–	2	146
Vietnam	3	28	39	–	8	78
Other	77	136	258	62	189	722

	921	1,250	1,734	114	353	4,372
Half-year to 30 June 2011
Australia	36	33	70	–	(4)	135
India	(4)	78	292	3	82	451
Indonesia	(1)	47	68	–	–	114
Mainland China	490	617	472	(2)	194	1,771
Associates	524	539	248	–	181	1,492
Other mainland China	(34)	78	224	(2)	13	279
Malaysia	77	56	114	–	4	251
Singapore	95	62	126	46	(2)	327
Taiwan	33	11	67	–	6	117
Vietnam	1	26	40	–	15	82
Other	39	131	291	2	31	494

	766	1,061	1,540	49	326	3,742
Half-year to 31 December 2011
Australia	52	73	38	–	9	172
India	(10)	44	247	2	79	362
Indonesia	7	42	89	–	7	145
Mainland China	622	723	644	(2)	(77)	1,910
Associates	655	611	281	–	(64)	1,483
Other mainland China	(33)	112	363	(2)	(13)	427
Malaysia	96	62	114	1	5	278
Singapore	88	71	63	51	(5)	268
Taiwan	12	12	63	–	6	93
Vietnam	(1)	25	39	–	9	72
Other	9	133	252	(10)	45	429

	875	1,185	1,549	42	78	3,729

of GDP growth. In South Korea in the first half of the year, economic activity was supported by strong government spending and investment, but growth is expected to remain below the levels seen in 2011 as persistent global uncertainties weigh on domestic demand and external trade. Quarterly GDP growth accelerated in the first quarter of 2012 in the Philippines, rising by 6.4%. Recent export and remittance indicators suggested growth moderated in the second quarter in line with a slowing in the pace of world trade. Annual GDP growth in Vietnam accelerated in the second quarter but growth remained significantly below long-term trend rates.

Domestic demand was relatively weak and headline inflation moderated to 6.9% in June. In Indonesia, the central bank cut its policy rate by 25bps in February to 5.75%, following concerns about the slowdown in global demand. However, first quarter GDP growth was robust at an annual rate of 6.3%. Domestic demand was also a significant driver of GDP growth in Malaysia. The same trends were apparent in Thailand. The economy recovered more strongly than expected in the first quarter in response to recovery efforts after 2011’s floods.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Review of performance

Our operations in the Rest of Asia-Pacific region reported pre-tax profits of US$4.4bn compared with US$3.7bn in the first half of 2011, an increase of 17% or 18% on a constant currency basis. Reported profits included gains from the sale of our RBWM business in Thailand of US$108m, our GPB business in Japan of US$67m, and our interest in a property company in the Philippines of US$130m. These were partly offset by the non-recurrence of an accounting gain arising from the dilution of our shareholding in Ping An in the first half of 2011, following its issue of share capital to a third party.

On an underlying basis which excludes the above gains, pre-tax profit rose by 15%, reflecting strong growth in lending and deposit balances, coupled with improved liability spreads. These were offset by higher expenses, in part due to US$114m of restructuring costs arising from the ongoing strategic review of our businesses and support functions in the region, as well as higher loan impairment charges due to a small number of new individual charges in CMB and GB&M. Increased profits from our associates in mainland China also contributed to our improved profitability.

We maintained our focus on our key priority growth markets in the region. In mainland China, pre-tax profits grew due to higher net interest income from Balance Sheet Management activity, balance sheet growth and increased income from our associates. Loan and deposit growth, wider deposit spreads and higher trading income and significant cost reductions in RBWM contributed to improved profits in India. In Indonesia, a rise in pre-tax profit was driven by increased Rates trading activities following the country’s credit ratings upgrade and growth in fee income. In Malaysia, profit growth was due to volume growth in commercial and residential mortgage lending. In Singapore, profit before tax grew on a strong contribution from higher trading revenues and a continued focus on trade-related business. A specific loan impairment charge on a corporate customer resulted in a fall in profits in Australia, though this was partly offset by higher net interest income as a result of lending and deposit growth in both 2011 and the first half of 2012.

In RBWM, we focused on capturing wealth management opportunities in the region. We continued to expand our branch network in mainland China and Malaysia and launched initiatives to enhance our multi-channel capabilities including a mobile banking platform in Vietnam and expansion of our mobile functionality in mainland China,

Australia and Singapore. We also carried out a detailed review of our loan approval process which reduced processing times. In Taiwan we launched Fundmax, a product that offers our customers the ability to invest in unit trusts with monthly management fees as an alternative to upfront fees.

In CMB, trade revenues grew as we capitalised on our global network to capture cross-border trade and capital flows, particularly with mainland China. Cross-border referrals between mainland China and the rest of the world increased by 11%. We were recognised as ‘Financial institution of the year 2011’ by the Brazil-China Chamber of Commerce for our contribution to the growth and development of the fast-growing South–South trade corridor.

In GB&M, we achieved record revenues on a reported basis and revenues from the collaboration between CMB and GB&M also increased as we enhanced sales coordination between the global businesses. We continued to be a key participant in the internationalisation of the renminbi and we received approval from the People’s Bank of China to be a market maker for direct trading between the renminbi and the Japanese yen in mainland China’s interbank market.

The following commentary is on a constant currency basis.

Net interest income increased by 17% due to higher average lending balances in CMB and GB&M, most notably in mainland China. Residential mortgage balances also grew, primarily in Singapore and Malaysia, driven by promotional campaigns.

This was partly offset by narrower asset spreads, particularly in RBWM, due to competitive pricing pressures in residential mortgage lending in a number of markets.

Customer deposit balances rose, notably in Payments and Cash Management from new mandates and deposit acquisition as customers made use of our comprehensive product offering. This reflected our strategy of supporting growth in customer lending with core funding.

Net interest income from Balance Sheet Management was higher in the first half of 2012 primarily in mainland China, reflecting growth in the overall investment portfolio.

Net fee income decreased marginally by 1%, most notably in RBWM due to lower fees in Japan following the discontinuation of our Premier business and in Singapore as a result of weak investor sentiment. This was partly offset by increased fee income from CMB due to higher remittance revenues.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Net trading income increased by 12% compared with the first half of 2011, mainly from Rates trading activities in a number of countries in the region due to a favourable movement in interest rates.

Net income from financial instruments designated at fair value rose by US$61m on the first half of 2011 to US$64m, driven by higher investment gains on assets held by the insurance business, primarily in Singapore, due to positive equity market movements during the first half of 2012. To the extent that these investment gains were attributed to policyholders of unit-linked insurance policies and insurance contracts with DPF, there was a corresponding increase in ‘Net insurance claims incurred and movement in liabilities to policyholders’.

Gains from financial investments were US$25m compared with losses of US$22m in the first half of 2011, due to a disposal gain on investments managed by a private equity fund and a lower impairment loss on an equity investment in the first half of 2012 than in 2011 in GB&M.

Net earned insurance premiums increased by 16% to US$392m, primarily in Singapore, as a result of increased renewals and new business volumes. The growth in premiums resulted in a corresponding increase in ‘Net insurance claims incurred and movement in liabilities to policyholders’.

Other operating income increased by US$193m, due to gains from the sale of our RBWM business in Thailand (US$108m), our GPB business in Japan (US$67m) and our interest in a property company in the Philippines (US$130m). These were partly offset by the non-recurrence of an accounting gain of US$181m arising from the dilution of our shareholding in Ping An following its issue of share capital to a third party in the first half of 2011.

Loan impairment charges and other credit risk provisions increased by US$197m as a result of an individually assessed impairment of a corporate exposure in Australia, individual loan impairment charges in India and New Zealand, and a credit risk provision on an available-for-sale debt security in GB&M.

Operating expenses increased by 4%, due to restructuring costs of US$114m incurred in several countries as part of the ongoing strategic review of our businesses and support functions in the region. This resulted in a net reduction of more than 4,800 staff numbers in the first half of 2012, which was offset by inflationary pressures and business growth, including branch expansion in mainland China and Malaysia. However, we continued to maintain a tight control on costs as part of the organisational effectiveness programme launched in 2011.

Share of profit from associates and joint ventures increased by 15%, driven by higher profits from BoCom as a result of loan growth and wider spreads. Fee income also increased from settlements and credit cards. The contribution from Industrial Bank rose as a result of strong growth in customer lending and a higher fee-based revenue, which was partly offset by a rise in operating expenses. Profits from Ping An were lower as increased income from the banking business following the consolidation of Shenzhen Development Bank and stable insurance income were more than offset by lower securities broking and underwriting income.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit before tax and balance sheet data – Rest of Asia-Pacific

	Half-year to 30 June 2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[57] US$m	Total US$m
Profit before tax

Net interest income	896	691	1,120	55	83	(127)	2,718

Net fee income/(expense)	429	264	351	37	(3)	–	1,078
Trading income/(expense) excluding net interest income	43	98	648	35	(30)	–	794
Net interest income on trading activities	–	–	7	–	4	127	138
Net trading income/ (expense)[51]	43	98	655	35	(26)	127	932
Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	(2)	–	(2)
Net income/(expense) from other financial instruments designated at fair value	41	1	(2)	–	26	–	66
Net income/(expense) from financial instruments designated at fair value	41	1	(2)	–	24	–	64
Gains less losses from financial investments	(1)	1	1	–	24	–	25
Dividend income	–	–	1	–	3	–	4
Net earned insurance premiums	338	54	–	–	–	–	392
Other operating income	169	44	39	66	840	(82)	1,076

Total operating income	1,915	1,153	2,165	193	945	(82)	6,289

Net insurance claims[5][8]	(293)	(49)	–	–	–	–	(342)

Net operating income[48]	1,622	1,104	2,165	193	945	(82)	5,947

Loan impairment charges and other credit risk provisions	(102)	(131)	(65)	–	–	–	(298)

Net operating income	1,520	973	2,100	193	945	(82)	5,649

Operating expenses	(1,132)	(486)	(657)	(79)	(593)	82	(2,865)

Operating profit	388	487	1,443	114	352	–	2,784
Share of profit in associates and joint ventures	533	763	291	–	1	–	1,588

Profit before tax	921	1,250	1,734	114	353	–	4,372

	%	%	%	%	%		%

Share of HSBC’s profit before tax	7.2	9.8	13.6	0.9	2.8		34.3
Cost efficiency ratio	69.8	44.0	30.3	40.9	62.8		48.2

Balance sheet data[4][7]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	42,171	41,241	42,652	3,243	182		129,489
Total assets	57,289	56,071	202,228	12,240	17,066	(9,916)	334,978
Customer accounts	60,037	41,999	59,475	11,600	46		173,157

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Half-year to 30 June 2011
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[5][7] US$m	Total US$m
Profit before tax

Net interest income	891	580	900	58	59	(107)	2,381

Net fee income	463	259	359	32	4	–	1,117
Trading income/(expense) excluding net interest income	50	75	583	30	(29)	–	709
Net interest income/(expense) on trading activities	–	–	51	–	(5)	107	153
Net trading income/ (expense)[51]	50	75	634	30	(34)	107	862
Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	(1)	–	(1)
Net income/(expense) from other financial instruments designated at fair value	7	2	1	–	(6)	–	4
Net income/(expense) from financial instruments designated at fair value	7	2	1	–	(7)	–	3
Gains less losses from financial investments	–	1	(23)	1	(1)	–	(22)
Dividend income	–	–	1	–	–	–	1
Net earned insurance premiums	225	115	–	–	–	–	340
Other operating income	71	33	35	1	877	(85)	932

Total operating income	1,707	1,065	1,907	122	898	(85)	5,614
Net insurance claims[5][8]	(173)	(94)	–	–	1	–	(266)

Net operating income[4][8]	1,534	971	1,907	122	899	(85)	5,348
Loan impairment (charges)/ recoveries and other credit risk provisions	(112)	7	4	2	(1)	–	(100)

Net operating income	1,422	978	1,911	124	898	(85)	5,248
Operating expenses	(1,188)	(458)	(626)	(75)	(574)	85	(2,836)

Operating profit	234	520	1,285	49	324	–	2,412
Share of profit in associates and joint ventures	532	541	255	–	2	–	1,330

Profit before tax	766	1,061	1,540	49	326	–	3,742

	%	%	%	%	%		%

Share of HSBC’s profit before tax	6.7	9.2	13.4	0.4	2.8		32.6
Cost efficiency ratio	77.4	47.2	32.8	61.5	63.8		53.0

Balance sheet data[4][7]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	41,707	36,128	39,569	3,846	179		121,429
Total assets	54,326	47,028	181,947	12,802	15,215	(12,728)	298,590
Customer accounts	59,352	39,922	56,262	13,014	39		168,589

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit before tax and balance sheet data – Rest of Asia-Pacific (continued)

	Half-year to 31 December 2011
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[5][7] US$m	Total US$m
Profit before tax

Net interest income	947	674	1,064	58	64	(86)	2,721

Net fee income/(expense)	441	254	262	50	(13)	–	994
Trading income/(expense) excluding net interest income	44	81	570	36	(61)	–	670
Net interest income/(expense) on trading activities	(2)	1	25	–	16	86	126
Net trading income/ (expense)[51]	42	82	595	36	(45)	86	796
Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	5	–	5
Net income/(expense) from other financial instruments designated at fair value	(45)	–	–	–	21	–	(24)
Net income/(expense) from financial instruments designated at fair value	(45)	–	–	–	26	–	(19)
Gains less losses on financial investments	–	1	(2)	–	–	–	(1)
Dividend income	–	–	1	–	–	–	1
Net earned insurance premiums	268	151	–	–	–	–	419
Other operating income	74	39	40	4	715	(93)	779

Total operating income	1,727	1,201	1,960	148	747	(93)	5,690
Net insurance claims[5][8]	(178)	(146)	–	–	(1)	–	(325)

Net operating income[4][8]	1,549	1,055	1,960	148	746	(93)	5,365
Loan impairment (charges)/ recoveries and other credit risk provisions	(110)	3	(61)	–	1	–	(167)

Net operating income	1,439	1,058	1,899	148	747	(93)	5,198
Operating expenses	(1,221)	(487)	(642)	(106)	(607)	93	(2,970)

Operating profit	218	571	1,257	42	140	–	2,228
Share of profit/(loss) in associates and joint ventures	657	614	292	–	(62)	–	1,501

Profit before tax	875	1,185	1,549	42	78	–	3,729

	%	%	%	%	%		%

Share of HSBC’s profit before tax	8.4	11.4	14.9	0.4	0.8		35.9
Cost efficiency ratio	78.8	46.2	32.8	71.6	81.4		55.4

Balance sheet data[4][7]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	40,970	38,404	41,114	3,190	190		123,868
Total assets	54,484	50,688	195,549	12,879	16,616	(12,400)	317,816
Customer accounts	60,831	40,423	60,855	11,872	31		174,012
For footnotes, see page 100.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Middle East and North Africa

The network of branches of HSBC Bank Middle East Limited, together with HSBC’s subsidiaries and associates, gives us the widest coverage in the region. Our associate in Saudi Arabia, The Saudi British Bank (40% owned), is the kingdom’s fifth largest bank by total assets.

	Half-year to
	30 Jun 2012 US$m	30 Jun 2011 US$m	31 Dec 2011 US$m

Net interest income	705	673	759
Net fee income	302	327	300
Net trading income	216	237	245
Other income/(expense)	14	(1)	67

Net operating income[4][8]	1,237	1,236	1,371

Impairment charges[4][9]	(135)	(99)	(194)

Net operating income	1,102	1,137	1,177

Total operating expenses	(537)	(574)	(585)

Operating profit	565	563	592

Income from associates[50]	207	184	153

Profit before tax	772	747	745

Cost efficiency ratio	43.4%	46.4%	42.7%
RoRWA[40]	2.6%	2.7%	2.5%
Period-end staff numbers	9,195	8,755	8,373

6%

decline in reported expenses driven

by sustainable cost save initiatives

Significant progress on capital

deployment programmes including

key strategic acquisitions

Most impressive bank for Middle Eastern and Africa borrowers EuroWeek Bond Awards 2012	Best Overall Bank for Cash Management in the Middle East Global Finance Awards

For footnotes, see page 100.

The commentary on the Middle East and North Africa is on a constant currency basis unless stated otherwise.

Economic background

Brent crude oil prices in excess of US$100 per barrel in the first half of 2012 helped support revenues and spending across much of the Middle East. Data from the HSBC Purchasing Managers Index, consumer indicators and credit growth all demonstrated a pick-up in economic activity driven by the expansionary government spending policies which were announced in the wake of protests in 2011. Saudi Arabia, Qatar and Oman showed the strongest signs of recovery, while the UAE economy was more subdued due to a cautious fiscal policy and lack of credit growth. Activity in Bahrain and, to a lesser extent, Kuwait, was held back by political instability. The non-oil producers were increasingly affected by exposure to the troubled eurozone economies in the first half of the year. Export and tourism activity slowed, which limited corporate investment spending. Despite electing its first president since the revolution, Egypt’s economic activity remained subdued.

Review of performance

Our operations in the Middle East and North Africa reported a profit before tax of US$772m, an increase of 3% compared with the first half of 2011. On a constant currency basis, pre-tax profits increased by 4%, reflecting higher income from our associates, modest revenue growth in challenging market conditions and lower costs from the implementation of strategic restructuring programmes, partly offset by higher loan impairment charges.

We continued to make progress on our strategic programmes to improve capital deployment, using the Group’s five filters framework to review our existing businesses and assess acquisitions. In the first half of 2012, we completed the merger of our operations in Oman with Oman International Bank S.A.O.G. (‘OIB’), giving us a 51% ownership of the combined entity, HSBC Bank Oman S.A.O.G., now the third largest Bank in the Sultanate. We also entered into an agreement to acquire the onshore retail and commercial banking business of Lloyds Banking Group in the UAE, subject to regulatory approval. Lloyds’ strong presence in expatriate retail banking and complementary commercial banking is a good strategic fit with our position as the leading international bank in the UAE.

We achieved strong growth in profit before tax in all of our priority markets, including Saudi Arabia through our associate, The Saudi British Bank, which won the Euromoney award for excellence as

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax by country within global businesses

	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Total US$m
Half-year to 30 June 2012
Egypt	33	45	62	–	(3)	137
Qatar	5	18	42	–	–	65
United Arab Emirates	52	147	104	–	(4)	299
Other	14	62	(18)	–	1	59

MENA (excluding Saudi Arabia)	104	272	190	–	(6)	560
Saudi Arabia	36	69	96	4	7	212

	140	341	286	4	1	772

Half-year to 30 June 2011
Egypt	15	32	67	–	(1)	113
Qatar	(1)	23	39	–	–	61
United Arab Emirates	40	120	119	(3)	(11)	265
Other	10	62	53	–	–	125

MENA (excluding Saudi Arabia)	64	237	278	(3)	(12)	564
Saudi Arabia	37	59	61	2	24	183

	101	296	339	(1)	12	747

Half-year to 31 December 2011
Egypt	28	23	62	–	(1)	112
Qatar	(3)	12	42	–	–	51
United Arab Emirates	94	120	81	(3)	18	310
Other	7	47	40	–	–	94

MENA (excluding Saudi Arabia)	126	202	225	(3)	17	567
Saudi Arabia	20	39	79	2	38	178

	146	241	304	(1)	55	745

‘The Best Bank in Saudi Arabia’ and ‘The Best Debt House in Saudi Arabia’. Strong performances were also reported in the UAE and Egypt. Despite signs of recovery, political and economic uncertainty continued in the region. The strength of the HSBC brand and resilience of the oil-based regional economies together with our international connectivity, positions us well for future growth.

Delivery of sustainable cost savings is a key priority and we realised substantial benefits from the actions taken in 2011 to reduce our cost base. In the first half of 2012, we took further steps to improve our cost efficiency and drive additional sustainable cost savings through our organisational effectiveness initiatives, including a de-layering of our management structure and the transfer of additional operational processes to our global service centre.

In RBWM, we remained focused on growing Wealth Management revenues, launching a number of new investment funds, bonds and deposit products. We also entered into a ten-year strategic partnership with Zurich Life International to be the exclusive provider of their wealth insurance products in the region. We continued to roll out our digital solution for mobile banking in the region and launched an Arabic version of the HSBC website in the UAE, becoming the first international bank with a bilingual presence there.

In CMB, we continued to strengthen our position as the leading international trade and business bank. We launched our third International Trade SME Fund in the UAE, pledging US$272m to support SMEs engaged in cross-border trade, and added resources to enhance our international capabilities, particularly in respect of emerging trade corridors. Our Payments and Cash Management business was named ‘Best Cash Management Bank in the Middle East 2012’ in the Euromoney Awards for Excellence and continued to achieve success by growing deposit balances.

In GB&M, our customers benefited from dedicated coverage teams on our mainland China, South Korea and India desks in the UAE, Saudi Arabia and Oman, leveraging our ‘South-South’ connectivity to provide access to Asian investors for issuers in the region with funding requirements. We continued to focus on generating incremental revenues through the provision of risk management services to regional clients by leveraging our global expertise, including in equity and energy derivatives.

HSBC HOLDINGS PLC

Interim Management Report (continued)

We also completed a record number of bond issuances in the first half of 2012, which is indicative of continuing investor appetite for Middle East and North Africa debt. We won seven Euromoney awards for excellence including ‘The Best Project Finance House in the Middle East’ and ‘The Best Equity House in the Middle East’. GB&M also won a number of EMEA Finance Achievement Awards, including ‘Best Sukuk House 2011’, and three of GB&M’s customer deals were recognised by The Banker ‘Deals of the Year 2012’.

The following commentary is on a constant currency basis.

Net interest income rose by 5%, driven by higher average deposit balances in RBWM as a result of targeted customer acquisition and successful marketing campaigns, together with wider spreads as we repriced our deposits and benefited from higher interest rates in Egypt. Deposit balance growth in our Payments and Cash Management business, reflecting targeted client growth, led to an increase in net interest income in GB&M, while Balance Sheet Management benefited from higher yields on the available-for-sale investment portfolios. This was partly offset by a low level of demand for corporate credit in CMB.

Net fee income decreased by 7% due to lower advisory revenues and Securities Services’ fees in GB&M, both of which were affected by the continuing challenging political and economic environment. Fees also declined due to the repositioning of RBWM’s cards portfolio towards higher quality lending, which resulted in a reduction in late and over-limit fees along with higher reward scheme charges following revisions to the agreement with our partner aimed at improving card utilisation. In addition, fees declined in private banking as we exited our domestic private banking operations in the UAE. This was partly offset by higher trade import fees in CMB which were driven by targeted sales activity.

Net trading income decreased by 8%, mainly from adverse credit valuation adjustments on certain trading positions relating to a small number of exposures in GB&M. This was partly offset by higher Rates trading income from increased client activity in the first half of 2012 and revaluation gains on certain equity holdings in Principal Investments.

Gains less losses from financial investments increased by US$11m, driven principally by the non-recurrence of adverse fair value movements on certain investments in 2011.

Loan impairment charges and other credit risk provisions increased by US$37m as significant loan impairment charges were recorded for a small number of large exposures in GB&M. This was partly offset by lower impairments in RBWM, due to an improvement in credit quality which reflected the repositioning of the book towards higher quality lending in previous periods, and in CMB as we worked closely with customers through the credit cycle.

Operating expenses decreased by 6%, as a result of the sustainable cost saving initiatives implemented in 2011 and the first half of 2012. These particularly affected staff costs as we reduced employee numbers by over 750 from their peak in March 2011, although staff numbers increased by more than 1,000 following the merger of our Oman operations with OIB. Performance-related costs rose as a result of the merger with OIB and legal costs increased in connection with the strategic transactions noted above.

Share of profits from associates and joint ventures increased by 13%, mainly from The Saudi British Bank, driven by higher revenues due to growth in lending and a rise in trade, other lending and guarantee fees, good cost control and a decline in loan impairment charges as operating conditions improved.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – Middle East and North Africa

	Half-year to 30 June 2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[57] US$m	Total US$m

Profit before tax

Net interest income	273	240	191	–	1	–	705

Net fee income/(expense)	85	143	77	1	(4)	–	302

Trading income excluding net interest income	35	48	122	–	1	–	206
Net interest income on trading activities	–	–	4	–	6	–	10

Net trading income[51]	35	48	126	–	7	–	216
Net expense from financial instruments designated at fair value	–	–	–	–	(4)	–	(4)
Gains less losses from financial investments	–	–	5	–	–	–	5
Dividend income	–	–	3	–	–	–	3
Other operating income	2	4	5	–	51	(52)	10

Total operating income	395	435	407	1	51	(52)	1,237

Net insurance claims[5][8]	–	–	–	–	–	–	–

Net operating income[4][8]	395	435	407	1	51	(52)	1,237

Loan impairment charges and other credit risk provisions	(37)	(12)	(84)	(2)	–	–	(135)

Net operating income/ (expense)	358	423	323	(1)	51	(52)	1,102

Operating income/(expenses)	(249)	(151)	(134)	1	(56)	52	(537)

Operating profit/(loss)	109	272	189	–	(5)	–	565

Share of profit in associates and joint ventures	31	69	97	4	6	–	207

Profit before tax	140	341	286	4	1	–	772

	%	%	%	%	%		%

Share of HSBC’s profit before tax	1.1	2.7	2.3	–	–		6.1
Cost efficiency ratio	63.0	34.7	32.9	(100.0)	109.8		43.4

Balance sheet data[4][7]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	5,005	12,554	8,519	1	1,817		27,896
Total assets	6,437	14,482	36,539	53	8,676	(3,306)	62,881
Customer accounts	18,468	11,127	6,555	14	2,865		39,029

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Half-year to 30 June 2011
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[5][7] US$m	Total US$m
Profit/(loss) before tax

Net interest income	253	243	174	1	3	(1)	673

Net fee income/(expense)	90	135	96	8	(2)	–	327

Trading income/(expense) excluding net interest income	30	48	129	–	(1)	–	206
Net interest income on trading activities	1	7	22	–	–	1	31

Net trading income/(expense)[51]	31	55	151	–	(1)	1	237

Net expense from financial instruments designated at fair value	–	–	–	–	(6)	–	(6)
Gains less losses from financial investments	–	–	(6)	–	–	–	(6)
Dividend income	–	–	1	–	1	–	2
Other operating income	10	7	3	–	43	(54)	9

Total operating income	384	440	419	9	38	(54)	1,236

Net insurance claims[5][8]	–	–	–	–	–	–	–

Net operating income[4][8]	384	440	419	9	38	(54)	1,236

Loan impairment (charges)/ recoveries and other credit risk provisions	(58)	(48)	6	–	1	–	(99)

Net operating income	326	392	425	9	39	(54)	1,137

Operating expenses	(263)	(155)	(148)	(12)	(50)	54	(574)

Operating profit/(loss)	63	237	277	(3)	(11)	–	563

Share of profit in associates and joint ventures	38	59	62	2	23	–	184

Profit/(loss) before tax	101	296	339	(1)	12	–	747

	%	%	%	%	%		%

Share of HSBC’s profit before tax	0.9	2.6	3.0	–	–		6.5
Cost efficiency ratio	68.5	35.2	35.3	133.3	131.6		46.4

Balance sheet data[47]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	4,861	13,189	7,611	31	2		25,694
Total assets	6,383	14,950	34,306	73	4,958	(2,632)	58,038
Customer accounts	19,301	11,101	6,275	363	79		37,119

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – Middle East and North Africa (continued)

	Half-year to 31 December 2011
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[5][7] US$m	Total US$m
Profit/(loss) before tax

Net interest income/(expense)	336	253	197	1	(1)	(27)	759

Net fee income/(expense)	83	136	77	5	(1)	–	300

Trading income excluding net interest income	32	47	137	1	–	–	217
Net interest income/(expense) on trading activities	(1)	(7)	10	–	(1)	27	28

Net trading income/(expense)[51]	31	40	147	1	(1)	27	245
Net income from financial instruments designated at fair value	–	–	–	–	16	–	16
Gains less losses from financial investments	1	1	(1)	–	(3)	–	(2)
Dividend income	1	1	2	–	(1)	–	3
Other operating income/(expense)	12	4	8	(1)	81	(54)	50

Total operating income	464	435	430	6	90	(54)	1,371

Net insurance claims[5][8]	–	–	–	–	–	–	–

Net operating income[4][8]	464	435	430	6	90	(54)	1,371

Loan impairment charges and other credit risk provisions	(68)	(68)	(57)	–	(1)	–	(194)

Net operating income	396	367	373	6	89	(54)	1,177

Operating expenses	(272)	(165)	(147)	(9)	(46)	54	(585)

Operating profit/(loss)	124	202	226	(3)	43	–	592

Share of profit in associates and joint ventures	22	39	78	2	12	–	153

Profit/(loss) before tax	146	241	304	(1)	55	–	745

	%	%	%	%	%		%

Share of HSBC’s profit before tax	1.4	2.3	2.9	–	0.5		7.2
Cost efficiency ratio	58.6	37.9	34.2	150.0	51.1		42.7

Balance sheet data[47]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	4,921	12,446	8,479	26	3		25,875
Total assets	6,549	14,556	34,676	72	4,792	(3,181)	57,464
Customer accounts	18,549	10,943	6,703	114	113		36,422

For footnotes, see page 100.

HSBC HOLDINGS PLC

Interim Management Report (continued)

North America

Our North American businesses are located in the US, Canada and Bermuda. Operations in the US are primarily conducted through HSBC Bank USA, N.A. and HSBC Finance, a national consumer finance company. HSBC Markets (USA) Inc. is the intermediate holding company of, inter alia, HSBC Securities (USA) Inc. HSBC Bank Canada and HSBC Bank Bermuda operate in their respective countries.

	Half-year to
	30 Jun	30 Jun	31 Dec
	2012	2011	2011
	US$m	US$m	US$m

Net interest income	4,739	5,849	5,631
Net fee income	1,443	1,718	1,590
Net trading income/(expense)	161	448	(810)
Gains on disposal of US branch network and cards business	3,809	–	–
Other income/(expense)	(174)	225	1,349

Net operating income[4][8]	9,978	8,240	7,760

Impairment charges[4][9]	(2,161)	(3,049)	(3,967)

Net operating income	7,817	5,191	3,793

Total operating expenses	(4,462)	(4,602)	(4,317)

Operating profit/(loss)	3,355	589	(524)

Income from associates[50]	(1)	17	18

Profit/(loss) before tax	3,354	606	(506)

Cost efficiency ratio	44.7%	55.8%	55.6%
RoRWA[4][0]	2.1%	0.4%	(0.3% )
Period-end staff numbers	23,341	32,605	30,981

US$3.9bn

gain recognised following

the completion of strategic disposals

Gross balances in the CML portfolio

down by US$3.8bn to

US$45.7bn

29%

reduction in loan

impairment charges

For footnotes, see page 100.

The commentary on North America is on a constant currency basis unless stated otherwise.

Economic background

Annualised US GDP growth was 1.6% in the first half of 2012. Annualised consumer spending growth remained moderate at 2% as the process of reducing debt after the credit boom of the last decade continued to restrain growth in spending as households attempted to increase their savings. Employment growth remained positive in the first half of 2012 but slowed during the period. The unemployment rate was 8.2% in June, down from 9.1% a year earlier. In response to slow growth and stable core inflation, the Federal Reserve maintained the federal funds rate in a range of zero to 0.25% and, in January, it announced that these exceptionally low levels were likely to remain in place to at least the end of 2014. In June, the Federal Reserve extended its maturity extension programme to the end of 2012, continuing to purchase longer-term Treasury securities while simultaneously selling an equivalent amount of short-term securities.

Canadian GDP rose by an annualised rate of 1.9% in the first quarter of 2012 and domestic demand remained a key driver of GDP growth. March and April 2012 saw the largest gains in employment in a two-month period since 1976 which, alongside modest upward pressure on wages, helped sustain a rebound in Canadian consumer confidence in the first half of the year. The firm domestic backdrop led the Bank of Canada to suggest in mid-April that some policy tightening ‘may become appropriate’, but the deterioration in the global economic outlook saw the central bank maintain interest rates at 1% throughout the first half of 2012. With interest rates remaining low, the federal government put in place a number of measures aimed at reducing the pace of price appreciation in the housing market.

Review of performance

In the first half of 2012, our operations in North America reported a profit before tax of US$3.4bn, compared with US$606m in the first half of 2011. Our reported profits included gains in the US of US$3.1bn and US$661m following the completion of the sales of the Card and Retail Services business and the 138 non-strategic branches, respectively, while in Canada we recorded a gain of US$83m from the sale of the Private Client Services business. In addition, we recognised US$559m of adverse movements on our own debt designated at fair value resulting from tightening credit spreads, compared with adverse movements of US$66m in the first half of 2011 and favourable movements of US$1.0bn in the second half of 2011.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax by country within global businesses

	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Total US$m
Half-year to 30 June 2012
US	3,326	374	384	38	(1,388)	2,734
Canada	129	307	174	–	(8)	602
Bermuda	18	1	(9)	3	4	17
Other	1	–	–	–	–	1

	3,474	682	549	41	(1,392)	3,354
Half-year to 30 June 2011
US	(568)	177	599	47	(244)	11
Canada	95	297	134	–	(6)	520
Bermuda	28	14	23	2	8	75
Other	–	–	–	–	–	–

	(445)	488	756	49	(242)	606
Half-year to 31 December 2011
US	(2,293)	254	(32)	36	1,026	(1,009)
Canada	52	248	131	–	14	445
Bermuda	21	12	20	5	1	59
Other	–	–	–	–	(1)	(1)

	(2,220)	514	119	41	1,040	(506)

On an underlying basis, our profit before tax was US$21m compared with US$483m in the first half of 2011. This decrease was mainly due to lower revenue in CML, reflecting a reduction in average lending balances as the business winds down, and lower revenue in GB&M. Operating expenses also increased, including a provision of US$700m related to US anti-money laundering, BSA and OFAC investigations. Partly offsetting this was a reduction in loan impairment charges in CML. In Canada, we increased our underlying profit before tax by 5% to US$537m. This was mainly due to a rise in revenue, notably from an improved performance in GB&M, partly offset by increased costs.

We continued to make progress in disposing of businesses not aligned with the Group’s long-term strategy. On 1 May 2012, we completed the sale and transfer of our US Card and Retail Services business. Associated with the sale, over 5,000 employees and certain real estate facilities were transferred to the purchaser. In addition, we entered into a transition services agreement with the purchaser to support some of the account servicing operations until such time as all systems, processes and equipment are integrated into the purchaser’s existing infrastructure. We also completed the sale of 138 of the 195 retail branches in upstate New York that we had agreed to sell, recognising gains of US$449m and US$212m in RBWM and CMB, respectively. In the third quarter of 2012, we expect to complete the disposal of the remaining 57 branches. In Canada, we completed the sale of the Private Client Services business. The impact of these sales on our results can be seen on page 38. We expect these sales to have a significant adverse effect on both revenue and profit in our North America region in the future.

In the first half of 2012, HSBC Bank USA, N.A. (‘HSBC Bank USA’) entered into a strategic relationship with PHH Mortgage to manage our mortgage origination and servicing operations. Under the terms of the agreement, we will continue to own the mortgage servicing rights (‘MSRs’) associated with our current portfolio of serviced loans, but we will not recognise any additional MSRs upon the completion of the transaction. The value of our existing MSRs will remain subject to interest rate risk, which is mitigated through an economic hedging programme. The conversion of these operations is expected to be completed in the first quarter of 2013. In March 2012, we announced the winding down of our consumer finance business in Canada and, except for existing commitments, ceased the origination of loans.

We incurred additional costs of US$151m in the first half of 2012 following restructuring activities in the region; these related mainly to the business disposals, the closure of our consumer finance operations in Canada and the continuation of our organisational effectiveness initiatives while we achieved some US$220m of additional sustainable

HSBC HOLDINGS PLC

Interim Management Report (continued)

cost savings during the same period. These were mainly derived from operational efficiencies and a delayering programme.

We remained focused on managing the run-off of balances in our CML portfolio, with period-end lending balances of US$45.7bn, a decline of 8% from the end of 2011 of which 44% was attributable to the write-off of balances. We engaged an advisor to assist us in exploring options to accelerate the liquidation of this portfolio and identified certain loan pools that we intend to sell as market conditions permit. The financial effect of our run-off portfolio on the results of our North America operations can be seen on page 38.

Also in RBWM, we continued to develop our Wealth Management capabilities across the region. In Canada, we operate the country’s largest Chinese and second largest Indian equity funds and, in the US, we launched a renminbi fixed income fund to provide US investors with the opportunity to access mainland China’s rapidly growing bond market.

In CMB and GB&M, we continued to target companies with international banking requirements, while CMB’s extended collaboration with GB&M resulted in a 26% rise in revenue from the sales of GB&M products to our CMB customers. This revenue is shared between the two global businesses.

In GB&M, we continued to work on delivering integrated solutions for our customers across the Americas, increasing our lending to Latin American corporates. In addition, we actively reduced our legacy credit exposure in the US by exiting certain positions. We will seek to further reduce the size of this portfolio as opportunities become available. The financial effect of the legacy credit portfolio on the results of our North America operations can be seen on page 38.

The following commentary is on a constant currency basis.

Net interest income fell by 19% to US$4.7bn, mainly due to the loss of income from the Card and Retail Services business along with a reduction in average lending balances and lower yields from operations to the date of sale. Excluding the results of the Card and Retail Services business and the other disposals referred to above, net interest income declined, reflecting the reduction in average lending balances as the CML portfolio continued to run-off, while lending spreads in this portfolio also reduced as the product mix comprised a higher balance of lower yielding products.

Net fee income declined by 16%, primarily due to the sale of the Card and Retail Services business and, to a lesser extent, the sale of the Private Client Services business in Canada. Excluding the results of the disposed businesses, net fee income was broadly unchanged.

Net trading income fell by 64% to US$161m. The reduction reflected lower revenue in GB&M, mainly in the legacy credit portfolio due to reduced net releases of write-downs in the first half of 2012 resulting from lower price appreciation on assets held in this portfolio, and losses incurred on the exit of certain exposures in advance of their scheduled maturity date. In addition, revenue from Credit declined as a result of unfavourable credit spread movements.

In RBWM, higher trading expense reflected an increase in adverse movements in the fair value of non-qualifying hedges used to hedge floating rate debt issued by HSBC Finance. In the first half of 2012, the effects of falling long-term US interest rates was more pronounced than in the first half of 2011, resulting in adverse fair value movements in HSBC Finance of US$217m compared with US$124m in the first half of 2011 and US$1.1bn in the second half of 2011.

Net expense from financial instruments designated at fair value increased from US$118m in the first half of 2011 to US$639m in the first half of 2012. Narrowing credit spreads resulted in adverse movements in the fair value of our own debt in both periods, though the effects were more pronounced in 2012.

Gains less losses from financial investments were US$175m, a rise of 61% compared with the first half of 2011 due to an increase in gains from sales of assets in Balance Sheet Management in the US, as well as an increase in gains from similar sales in Canada. These transactions were undertaken as part of structural interest rate risk management activities.

Other operating income increased following a reduction in losses on foreclosed properties, reflecting fewer sales.

Loan impairment charges and other credit risk provisions were US$2.2bn, 29% lower than in the first half of 2011. This reflected a marked decline in loan impairment charges in the CML portfolio, as well as the sale of the Card and Retail Services business.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Loan impairment charges in the CML portfolio declined by 28% to US$1.6bn, driven by a reduction in lending balances as the portfolio continued to run off, as well as an improvement in two-months-and-over contractual delinquency on balances less than 180 days past due. Loan impairment charges were adversely affected by delays in expected cash flows from mortgage loans due, in part, to delays in foreclosure processing, though the effects were more pronounced in the first half of 2011. Additionally, in the first half of 2012, we increased our loan impairment allowances having updated our assumptions regarding the timing of expected cash flows received from customers with loan modifications.

Further discussions of delinquency trends in the US personal lending portfolios are provided in ‘Areas of special interest – US Personal Lending’ on page 136.

Operating expenses of US$4.5bn were 3% lower than in the first half of 2011, as our cost base reduced following the completion of various disposals and the closure of the consumer finance business in Canada as well as the success of initiatives to lower cost levels and achieve sustainable savings.

Staff costs in the region reduced as average staff numbers fell by over 5,000 compared with the first half of 2011, the majority of whom transferred as part of the businesses sold. Performance-related costs also fell, while lower marketing costs reflected a reduction in marketing programmes. In addition, the costs of holding foreclosed properties declined reflecting lower inventory following the slowing of foreclosure processing activities. Restructuring costs of US$151m compared with US$190m in the first half of 2011. In the current period, restructuring was primarily associated with our business disposals, the closure of the consumer finance business in Canada and the continuation of our organisational effectiveness initiatives. Offsetting the decline in costs in the region was an increase in provisions, including US$700m related to anti-money laundering, BSA and OFAC investigations, which is reported in ‘Other’ for the purposes of the segmentation by global business. In addition, we incurred higher compliance costs, largely due to investment in process enhancements and infrastructure related to anti-money laundering and BSA consent orders, along with actions to address the regulatory consent orders relating to foreclosure activities.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – North America

	Half-year to 30 June 2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[57] US$m	Total US$m
Profit/(loss) before tax
Net interest income	3,418	715	491	97	50	(32)	4,739
Net fee income	681	272	375	64	51	–	1,443
Trading income/(expense) excluding net interest income	(206)	20	245	11	8	–	78
Net interest income on trading activities	9	1	41	–	–	32	83

Net trading income/ (expense)[51]	(197)	21	286	11	8	32	161

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	(638)	–	(638)
Net expense from other financial instruments designated at fair value	–	–	(1)	–	–	–	(1)

Net expense from financial instruments designated at fair value	–	–	(1)	–	(638)	–	(639)
Gains less losses from financial investments	12	–	158	–	6	–	176
Dividend income	8	5	11	1	1	–	26
Net earned insurance premiums	109	–	–	–	–	–	109
Gains on disposal of US branch network and cards business	3,597	212	–	–	–	–	3,809
Other operating income	109	93	87	5	1,011	(1,079)	226

Total operating income	7,737	1,318	1,407	178	489	(1,079)	10,050

Net insurance claims[5][8]	(72)	–	–	–	–	–	(72)

Net operating income[4][8]	7,665	1,318	1,407	178	489	(1,079)	9,978

Loan impairment (charges)/ recoveries and other credit risk provisions	(2,084)	(51)	(30)	4	–	–	(2,161)

Net operating income	5,581	1,267	1,377	182	489	(1,079)	7,817

Operating expenses	(2,108)	(583)	(828)	(141)	(1,881)	1,079	(4,462)

Operating profit/(loss)	3,473	684	549	41	(1,392)	–	3,355

Share of profit/(loss) in associates and joint ventures	1	(2)	–	–	–	–	(1)

Profit/(loss) before tax	3,474	682	549	41	(1,392)	–	3,354

	%	%	%	%	%		%

Share of HSBC’s profit before tax	27.3	5.4	4.3	0.3	(11.0)		26.3
Cost efficiency ratio	27.5	44.2	58.8	79.2	384.7		44.7

Balance sheet data[4][7]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	83,060	33,754	32,068	5,109	–		153,991
Total assets	110,038	46,321	347,728	7,444	12,054	(22,995)	500,590
Customer accounts	58,962	45,783	29,465	14,061	89		148,360

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – North America (continued)

	Half-year to 30 June 2011
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[5][7] US$m	Total US$m
Profit/(loss) before tax
Net interest income/ (expense)	4,617	748	465	94	(37)	(38)	5,849
Net fee income	936	276	420	79	7	–	1,718

Trading income/(expense) excluding net interest income	(68)	16	344	13	(11)	–	294
Net interest income/(expense) on trading activities	10	1	106	–	(1)	38	154

Net trading income/ (expense)[51]	(58)	17	450	13	(12)	38	448

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	(116)	–	(116)
Net income/(expense) from other financial instruments designated at fair value	–	–	(4)	–	1	–	(3)

Net expense from financial instruments designated at fair value	–	–	(4)	–	(115)	–	(119)
Gains less losses from financial investments	14	–	96	–	–	–	110
Dividend income	8	4	7	1	1	–	21
Net earned insurance premiums	118	–	–	–	–	–	118
Other operating income/ (expense)	(28)	60	100	5	1,130	(1,099)	168

Total operating income	5,607	1,105	1,534	192	974	(1,099)	8,313

Net insurance claims[5][8]	(73)	–	–	–	–	–	(73)

Net operating income[4][8]	5,534	1,105	1,534	192	974	(1,099)	8,240

Loan impairment (charges)/ recoveries and other credit risk provisions	(3,035)	(45)	23	11	(3)	–	(3,049)

Net operating income	2,499	1,060	1,557	203	971	(1,099)	5,191

Operating expenses	(2,945)	(587)	(801)	(154)	(1,214)	1,099	(4,602)

Operating profit/(loss)	(446)	473	756	49	(243)	–	589

Share of profit in associates and joint ventures	1	15	–	–	1	–	17

Profit/(loss) before tax	(445)	488	756	49	(242)	–	606

	%	%	%	%	%		%
Share of HSBC’s profit before tax	(3.9)	4.3	6.6	0.4	(2.1)		5.3
Cost efficiency ratio	53.2	53.1	52.2	80.2	124.6		55.8

Balance sheet data[4][7]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net) reported in:
– loans and advances to customers (net)	123,891	31,015	19,988	4,368	–		179,262
Total assets	153,098	42,971	341,246	6,831	13,009	(27,769)	529,386
Customer accounts	76,266	46,940	25,579	13,747	101		162,633

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Half-year to 31 December 2011
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[5][7] US$m	Total US$m
Profit/(loss) before tax
Net interest income	4,314	780	428	93	46	(30)	5,631
Net fee income/(expense)	900	275	353	70	(8)	–	1,590

Trading income/(expense excluding net interest income	(878)	18	(83)	4	(15)	–	(954)
Net interest income on trading activities	15	–	99	–	–	30	144

Net trading income/ (expense)[51]	(863)	18	16	4	(15)	30	(810)

Changes in fair value of long-term debt issued and related derivatives	–	–	–	–	1,083	–	1,083
Net income/(expense) from other financial instruments designated at fair value	–	–	(1)	–	1	–	–

Net income/(expense) from financial instruments designated at fair value	–	–	(1)	–	1,084	–	1,083
Gains less losses from financial investments	44	7	99	–	2	–	152
Dividend income	7	5	6	2	(1)	–	19
Net earned insurance premiums	118	–	–	–	–	–	118
Other operating income/ (expense)	(97)	50	93	6	1,114	(1,108)	58

Total operating income	4,423	1,135	994	175	2,222	(1,108)	7,841

Net insurance claims[5][8]	(81)	–	–	–	–	–	(81)

Net operating income[4][8]	4,342	1,135	994	175	2,222	(1,108)	7,760

Loan impairment (charges)/ recoveries and other credit risk provisions	(3,894)	(60)	(34)	19	2	–	(3,967)

Net operating income	448	1,075	960	194	2,224	(1,108)	3,793

Operating expenses	(2,670)	(579)	(841)	(153)	(1,182)	1,108	(4,317)

Operating profit/(loss)	(2,222)	496	119	41	1,042	–	(524)

Share of profit/(loss) in associates and joint ventures	2	18	–	–	(2)	–	18

Profit/(loss) before tax	(2,220)	514	119	41	1,040	–	(506)

	%	%	%	%	%		%
Share of HSBC’s profit before tax	(21.3)	4.9	1.1	0.4	10.0		(4.9)
Cost efficiency ratio	61.5	51.0	84.6	87.4	53.2		55.6

Balance sheet data[4][7]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net) reported in:
– loans and advances to customers (net)	86,490	32,215	19,289	4,753	–		142,747
– assets held for sale (disposal groups)	31,058	520	–	–	–		31,578
Total assets	144,278	43,747	320,783	7,138	10,378	(22,022)	504,302
Customer accounts reported in:
– customer accounts	63,558	47,003	30,465	14,862	94		155,982
– liabilities of disposal groups held for sale	10,104	5,040	–	–	–		15,144
For footnotes, see page 100.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Latin America

Our operations in Latin America principally comprise HSBC Bank Brasil S.A.-Banco Múltiplo, HSBC México, S.A., HSBC Bank Argentina S.A. and HSBC Bank (Panama) S.A. In addition to banking services, we operate insurance businesses in Brazil, Mexico, Argentina and Panama.

	Half-year to
	30 Jun 2012 US$m	30 Jun 2011 US$m	31 Dec 2011 US$m

Net interest income	3,542	3,517	3,439
Net fee income	843	902	879
Net trading income	597	589	789
Other income	583	675	663

Net operating income[4][8]	5,565	5,683	5,770

Impairment charges[4][9]	(1,136)	(820)	(1,063)

Net operating income	4,429	4,863	4,707

Total operating expenses	(3,285)	(3,712)	(3,543)

Operating profit	1,144	1,151	1,164

Income from associates[50]	1	–	–

Profit before tax	1,145	1,151	1,164

Cost efficiency ratio	59.0%	65.3%	61.4%
RoRWA[40]	2.2%	2.2%	2.2%
Period-end staff numbers	51,667	55,618	54,035

14%

increase in Wealth Management revenues

17%

increase in GB&M revenues on a

constant currency basis

HSBC Brazil best in International

Debt Capital Markets

(Brazilian Financial and Capital Markets Association)

For footnotes, see page 100.

The commentary on Latin America is on a constant currency basis unless stated otherwise.

Economic background

Growth in Latin America slowed in the first half of 2012, with a common feature being the slowdown in demand from eurozone economies.

Brazilian economic activity slowed markedly; the annual pace of GDP growth fell to 0.8% in the first quarter. In contrast to the other economies of the region, the loss of momentum in Brazil appeared to be mainly the result of weak domestic investment spending. Inflation moderated, allowing the Central Bank of Brazil to cut the Selic policy rate by 400bps from the peak reached in August 2011.

Mexico produced the strongest performance in the region with the annual pace of GDP growth accelerating to 4.6% in the first quarter of 2012. Despite the weakness of global growth, exports remained a key driver of Mexican activity. Domestic demand was also robust. Inflation remained moderate despite strong fluctuations in the currency and, accordingly, Banco de Mexico left the monetary policy rate unchanged at 4.5% during the period.

In Argentina, economic activity decelerated markedly during the first half of 2012. Annualised GDP growth fell from 8.9% in 2011 to 3% in the first five months of 2012. Inflation remained high, and the currency depreciated at an annualised rate of 10%. To counter the deterioration in the current and financial account balances, the government required official authorisation of most transactions involving the acquisition of foreign currency.

Review of performance

In Latin America, our operations reported a profit before tax of US$1.1bn for the first half of 2012, an increase of 1%, or 11% on a constant currency basis compared with the first half of 2011. This included a gain of US$102m following the completion of the sale of our general insurance manufacturing business in Argentina, and a loss of US$135m recognised following the reclassification of our non-strategic businesses to held for sale.

On an underlying basis, which excludes the above US$102m gain, pre-tax profits increased by 3%, mainly due to increased revenue in our CMB and RBWM businesses in Brazil and Argentina following growth in average lending balances, primarily during 2011, higher Balance Sheet Management and Rates and Foreign Exchange revenues in Brazil as interest rates declined, and lower operating expenses resulting from lower restructuring costs and cost saving initiatives. This was partly offset by the loss of US$135m described above.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax by country within global businesses

	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Total US$m
Half-year to 30 June 2012
Argentina	156	100	98	–	(42)	312
Brazil	(83)	200	413	10	(35)	505
Mexico	179	77	111	–	(1)	366
Panama	13	33	21	–	–	67
Other	(51)	(29)	6	–	(31)	(105)

	214	381	649	10	(109)	1,145
Half-year to 30 June 2011
Argentina	49	46	67	–	(8)	154
Brazil	136	294	250	7	(50)	637
Mexico	169	103	171	2	(142)	303
Panama	17	27	26	1	(2)	69
Other	(35)	5	29	–	(11)	(12)

	336	475	543	10	(213)	1,151
Half-year to 31 December 2011
Argentina	42	61	81	–	6	190
Brazil	105	272	265	6	(55)	593
Mexico	234	26	97	2	(36)	323
Panama	6	32	26	2	(7)	59
Other	(20)	1	37	–	(19)	(1)

	367	392	506	10	(111)	1,164

Performance in Brazil was affected by higher loan impairment charges, following balance sheet growth in RBWM and CMB during previous periods, which benefited from strong customer sentiment in the buoyant economic conditions. Subsequently, as the economy has slowed, delinquency rates have risen.

In line with the Group’s strategy, we applied the five filters to our Latin American businesses and decided on a number of disposals. In the first half of 2012, we announced the sale of our businesses in Costa Rica, El Salvador and Honduras, which is expected to be completed in the second half of 2012. We also announced the sale of our businesses in Colombia, Peru, Uruguay and Paraguay, with completion expected in 2013. We will continue to offer full branch services to customers during the transition.

Following a review of our general insurance business, we completed the sale of our general insurance manufacturing business in Argentina and in Mexico, we agreed to sell a portfolio of general insurance assets and liabilities. Under the terms of these agreements, the purchasers will provide general insurance to HSBC’s retail customers in the two countries. This long-term collaboration will broaden and strengthen the suite of general insurance products available to these customers.

In our RBWM business, we continued with our strategy of generating strong long-term relationships and high risk-adjusted returns, capturing wealth creation opportunities from mass-market customers as a feeder to capitalise on upward social mobility. We grew our Wealth Management revenues across the region by 14%. We also continued to manage down certain vehicle finance and payroll loan portfolios in Brazil where there is no relationship-building capacity.

In CMB, we worked closely with GB&M to ensure our clients have access to relevant GB&M products. This collaboration resulted in revenue growth of 3% as more CMB customers started using Global Markets products. Our relationships with CMB payroll customers enabled us to increase personal lending to their employees, who became our RBWM customers.

In GB&M, we continued to target global corporate customers throughout Latin America. We maintained a strong presence in the foreign exchange and derivatives markets. We were also awarded first place in International Debt Capital Markets by the Brazilian Financial and Capital Markets Association.

We continued to implement measures to improve operational efficiency. As a result, we incurred restructuring costs in the first half of 2012 of US$72m and a 4% net reduction of 2,300 staff numbers during the first half of 2012. We also achieved a total of US$140m of additional sustainable savings.

HSBC HOLDINGS PLC

Interim Management Report (continued)

The following commentary is on a constant currency basis.

Net interest income increased by 12% compared with the first half of 2011, driven by strong growth in our RBWM and CMB businesses.

In RBWM, net interest income increased in Brazil, mainly due to a change in the composition of the lending book as we increased our balances of higher-yielding assets and managed down our exposure in certain vehicle finance and payroll loan portfolios as described earlier. Additionally, in Mexico we increased average lending balances, mainly in payroll and personal loans. In CMB, average lending balances in Brazil were higher than the comparative period, mainly in trade and working capital products.

In Brazil, spreads widened across most lending products in RBWM and CMB as interest rates declined, resulting in lower cost of funds while in Argentina lending spreads in CMB were wider on overdrafts.

In Balance Sheet Management, net interest income increased notably in Brazil as we benefited from the downward movements in interest rates which lowered the cost of funding assets in this portfolio.

Net fee income increased by 4% to US$843m, mainly in Brazil due to higher current accounts and Payments and Cash Management revenues, which benefited from repricing initiatives.

Net trading income of US$597m was 15% higher than in the first half of 2011, primarily in Brazil due to higher GB&M revenues which reflected increased revenues in Rates, resulting from tightening spreads on long bond positions, and also in Foreign Exchange products as a result of increased collaboration with CMB clients.

Net income from financial instruments designated at fair value increased by 38%, reflecting the growth of policyholder assets in Brazil. An offsetting increase was recorded in ‘Net insurance claims incurred and movement in liabilities to policyholders’.

Gains less losses from financial investments of US$89m was 33% higher than in the first half of 2011, primarily in Mexico and Brazil due to disposals of government bonds in GB&M in the first half of 2012, partly offset by the non-recurrence of a gain in GB&M on the sale of shares in a Mexican listed company in the first half of 2011.

Net earned insurance premiums increased by 12% to US$1.3bn, driven by increased sales in Brazil of unit-linked pension products, term life insurance and credit protection products. Premiums also rose in Mexico, mainly due to growth in sales of the endowment product, partly offset by a decrease in Argentina, driven by the sale of the general insurance business reflecting two months less of operations in the first half of 2012.

Other operating income decreased by US$103m, primarily due to the loss recognised following the reclassification of certain businesses to held-for-sale and the non-recurrence of the gain on sale and leaseback of branches in Mexico in the first half of 2011. This was partly offset by the gain on sale of the insurance business in Argentina of US$102m.

Loan impairment charges and other credit risk provisions increased by 57%, mainly in Brazil. This resulted from increased delinquency rates in RBWM in Brazil, following strong balance sheet growth in previous periods which was driven by increased marketing and acquisitions, and strong consumer demand in buoyant economic conditions which subsequently weakened. In CMB, loan impairment charges almost doubled, mainly in Brazil following increased delinquency and a rise in individually assessed loan impairment charges booked in the first half of 2012. We took a number of steps to address the increase in delinquencies in RBWM and CMB including improving our collections capabilities, reducing third-party originations and lowering credit limits where appropriate.

Operating expenses decreased by 1% compared with the first half of 2011. Restructuring costs declined by US$56m as the equivalent period in 2011 included costs associated with the consolidation of the branch network and the reorganisation of regional and country support functions. The success of these restructuring initiatives and our continued efforts to exercise strict cost control and progress with our organisational effectiveness programmes contributed to about US$140m of additional sustainable cost savings and a net 7% reduction in staff numbers of almost 4,000 compared with the end of June 2011. These savings were partly offset by inflationary pressures, union-agreed wage increases in Brazil and Argentina, and a provision relating to anti-money laundering in Mexico.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – Latin America

	Half-year to 30 June 2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[57] US$m	Total US$m
Profit/(loss) before tax

Net interest income/(expense)	2,148	1,123	520	16	(15)	(250)	3,542
Net fee income	423	303	102	15	–	–	843

Trading income excluding net interest income	36	52	252	1	3	–	344
Net interest income on trading activities	–	–	3	–	–	250	253

Net trading income[51]	36	52	255	1	3	250	597
Net income from financial instruments designated at fair value	223	53	–	–	12	–	288
Gains less losses from financial investments	4	2	83	–	–	–	89
Dividend income	4	4	1	–	–	–	9
Net earned insurance premiums	1,008	235	13	–	–	–	1,256
Other operating income	72	2	(7)	2	73	(95)	47

Total operating income	3,918	1,774	967	34	73	(95)	6,671
Net insurance claims[5][8]	(889)	(209)	(8)	–	–	–	(1,106)

Net operating income[4][8]	3,029	1,565	959	34	73	(95)	5,565
Loan impairment charges and other credit risk provisions	(819)	(316)	–	(1)	–	–	(1,136)

Net operating income	2,210	1,249	959	33	73	(95)	4,429
Operating expenses	(1,996)	(869)	(310)	(23)	(182)	95	(3,285)

Operating profit/(loss)	214	380	649	10	(109)	–	1,144
Share of profit in associates and joint ventures	–	1	–	–	–	–	1

Profit/(loss) before tax	214	381	649	10	(109)	–	1,145

	%	%	%	%	%		%

Share of HSBC’s profit before tax	1.7	3.0	5.1	0.1	(0.9)		9.0
Cost efficiency ratio	65.9	55.5	32.3	67.6	249.3		59.0

Balance sheet data[47]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	17,491	24,865	10,521	83	–		52,960
Total assets	38,296	37,387	62,624	819	365	(523)	138,968
Customer accounts	27,918	21,477	15,104	5,095	–		69,594

HSBC HOLDINGS PLC

Interim Management Report (continued)

Profit/(loss) before tax and balance sheet data – Latin America (continued)

	Half-year to 30 June 2011
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[5][7] US$m	Total US$m
Profit/(loss) before tax

Net interest income/(expense)	2,215	1,096	456	12	(1)	(261)	3,517

Net fee income	492	292	98	19	1	–	902

Trading income excluding net interest income	29	49	186	2	3	–	269
Net interest income on trading activities	1	–	58	–	–	261	320

Net trading income[51]	30	49	244	2	3	261	589
Net income from financial instruments designated at fair value	181	55	–	–	–	–	236
Gains less losses from financial investments	–	–	73	–	–	–	73
Dividend income	5	2	–	–	–	–	7
Net earned insurance premiums	961	289	18	–	–	–	1,268
Other operating income	118	40	24	1	127	(130)	180

Total operating income	4,002	1,823	913	34	130	(130)	6,772
Net insurance claims[5][8]	(821)	(258)	(10)	–	–	–	(1,089)

Net operating income[4][8]	3,181	1,565	903	34	130	(130)	5,683
Loan impairment charges and other credit risk provisions	(633)	(180)	(7)	–	–	–	(820)

Net operating income	2,548	1,385	896	34	130	(130)	4,863
Operating expenses	(2,212)	(910)	(353)	(24)	(343)	130	(3,712)

Operating profit/(loss)	336	475	543	10	(213)	–	1,151
Share of profit/(loss) in associates and joint ventures	–	–	–	–	–	–	–

Profit/(loss) before tax	336	475	543	10	(213)	–	1,151

	%	%	%	%	%		%

Share of HSBC’s profit before tax	2.9	4.1	4.7	0.1	(1.8)	–	10.0
Cost efficiency ratio	69.5	58.1	39.1	70.6	263.8	100	65.3

Balance sheet data[4][7]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	22,431	29,036	14,271	64	–		65,802
Total assets	40,866	41,136	78,131	1,564	2,926	(1,012)	163,611
Customer accounts	32,619	27,251	29,402	6,837	–		96,109

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Half-year to 31 December 2011
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination[5][7] US$m	Total US$m
Profit/(loss) before tax

Net interest income/(expense)	2,304	1,133	426	13	(6)	(431)	3,439
Net fee income/(expense)	447	318	98	17	(1)	–	879

Trading income/(expense) excluding net interest income	39	57	186	3	(10)	–	275
Net interest income/(expense) on trading activities	(1)	–	76	–	8	431	514

Net trading income/(expense)[51]	38	57	262	3	(2)	431	789

Net income from financial instruments designated at fair value	243	69	2	–	–	–	314
Gains less losses from financial investments	11	1	51	1	–	–	64
Dividend income	5	1	1	–	–	–	7
Net earned insurance premiums	1,107	262	16	–	–	–	1,385
Other operating income	147	17	8	1	95	(120)	148

Total operating income	4,302	1,858	864	35	86	(120)	7,025
Net insurance claims[5][8]	(1,029)	(220)	(6)	–	–	–	(1,255)

Net operating income[4][8]	3,273	1,638	858	35	86	(120)	5,770
Loan impairment charges and other credit risk provisions	(736)	(321)	(5)	–	(1)	–	(1,063)

Net operating income	2,537	1,317	853	35	85	(120)	4,707
Operating expenses	(2,170)	(925)	(347)	(25)	(196)	120	(3,543)

Operating profit/(loss)	367	392	506	10	(111)	–	1,164
Share of profit in associates and joint ventures	–	–	–	–	–	–	–

Profit/(loss) before tax	367	392	506	10	(111)	–	1,164

	%	%	%	%	%		%

Share of HSBC’s profit before tax	3.5	3.8	4.9	0.1	1.1		11.2
Cost efficiency ratio	66.3	56.5	40.4	71.4	227.9		61.4

Balance sheet data[4][7]

	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	19,025	25,834	11,011	62	6		55,938
Total assets	39,231	38,410	66,241	1,660	417	(1,070)	144,889
Customer accounts	28,629	24,050	18,940	7,079	62		78,760

For footnotes, see page 100.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Reconciliation of constant currency profit/(loss) before tax

Europe

30 June 2012 compared with 30 June 2011

	Half-year to 30 June 2012 (‘1H12’) compared with half-year to 30 June 2011 (‘1H11’)
	1H11 as reported US$m	Currency translation[10] US$m	1H11 at 1H12 exchange rates US$m	1H12 as reported US$m	Reported change[11] %	Constant currency change[11] %

Net interest income	5,566	(230)	5,336	5,073	(9)	(5)
Net fee income	3,131	(136)	2,995	3,023	(3)	1
Changes in fair value[1][2]	(71)	–	(71)	(1,605)	(2,161)	(2,161)
Other income[1][3]	2,714	(75)	2,639	3,176	17	20

Net operating income[14]	11,340	(441)	10,899	9,667	(15)	(11)
Loan impairment charges and other credit risk provisions	(1,173)	38	(1,135)	(1,037)	12	9

Net operating income	10,167	(403)	9,764	8,630	(15)	(12)
Operating expenses	(8,014)	300	(7,714)	(9,289)	(16)	(20)

Operating profit/(loss)	2,153	(103)	2,050	(659)
Share of loss in associates and joint ventures	(6)	(8)	(14)	(8)	(33)	43

Profit/(loss) before tax	2,147	(111)	2,036	(667)

30 June 2012 compared with 31 December 2011

	Half-year to 30 June 2012 (‘1H12’) compared with half-year to 31 December 2011 (‘2H11’)
	2H11 as reported US$m	Currency translation[10] US$m	2H11 at 1H12 exchange rates US$m	1H12 as reported US$m	Reported change[1][1] %	Constant currency change[1][1] %

Net interest income	5,435	(110)	5,325	5,073	(7)	(5)
Net fee income	3,105	(70)	3,035	3,023	(3)	(0)
Changes in fair value[1][2]	3,018	(37)	2,981	(1,605)
Other income[1][3]	1,348	46	1,394	3,176	136	128

Net operating income[1][4]	12,906	(171)	12,735	9,667	(25)	(24)
Loan impairment charges and other credit risk provisions	(1,339)	23	(1,316)	(1,037)	23	21

Net operating income	11,567	(148)	11,419	8,630	(25)	(24)
Operating expenses	(9,055)	123	(8,932)	(9,289)	(3)	(4)

Operating profit/(loss)	2,512	(25)	2,487	(659)
Share of profit/(loss) in associates and joint ventures	12	2	14	(8)

Profit/(loss) before tax	2,524	(23)	2,501	(667)

For footnotes, see page 100.

97a

Reconciliation of reported and underlying revenue15

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported revenue	9,667	11,340	(15)	9,667	12,906	(25)
Constant currency		(441)			(134)
Own credit spread	1,605	71		1,605	(3,018)
Acquisitions, disposals and dilutions	–	–		–	–

Underlying revenue	11,272	10,970	3	11,272	9,754	16

Reconciliation of reported and underlying loan impairment charges and other credit risk provisions (‘LIC’s)

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported LICs	(1,037)	(1,173)	12	(1,037)	(1,339)	23
Constant currency		38			23
Acquisitions, disposals and dilutions	–	–		–	–

Underlying LICs	(1,037)	(1,135)	9	(1,037)	(1,316)	21

Reconciliation of reported and underlying operating expenses

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported operating expenses	(9,289)	(8,014)	(16)	(9,289)	(9,055)	(3)
Constant currency		300			123
Acquisitions, disposals and dilutions	–	–		–	–

Underlying operating expenses	(9,289)	(7,714)	(20)	(9,289)	(8,932)	(4)

Underlying cost efficiency ratio	82.4%	70.3%		82.4%	91.6%

Reconciliation of reported and underlying profit/(loss) before tax

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported profit before tax	(667)	2,147		(667)	2,524
Constant currency		(111)			14
Own credit spread	1,605	71		1,605	(3,018)
Acquisitions, disposals and dilutions	–	–		–	–

Underlying profit/(loss) before tax	938	2,107	(55)	938	(480)

97b

HSBC HOLDINGS PLC

Interim Management Report (continued)

Hong Kong

30 June 2012 compared with 30 June 2011

	Half-year to 30 June 2012 (‘1H12’) compared with half-year to 30 June 2011 (‘1H11’)
	1H11 as reported US$m	Currency translation[10] US$m	1H11 at 1H12 exchange rates US$m	1H12 as reported US$m	Reported change[11] %	Constant currency change[11] %

Net interest income	2,249	10	2,259	2,599	16	15
Net fee income	1,612	4	1,616	1,618	–	–
Changes in fair value[1][2]	–	–	–	–
Other income[1][3]	1,553	3	1,556	1,916	23	23

Net operating income[1][4]	5,414	17	5,431	6,133	13	13
Loan impairment charges and other credit risk provisions	(25)	–	(25)	(32)	(28)	(28)

Net operating income	5,389	17	5,406	6,101	13	13
Operating expenses	(2,339)	(8)	(2,347)	(2,396)	(2)	(2)

Operating profit	3,050	9	3,059	3,705	21	21
Share of profit in associates and joint ventures	31	–	31	56	81	81

Profit before tax	3,081	9	3,090	3,761	22	22

30 June 2012 compared with 31 December 2011

	Half-year to 30 June 2012 (‘1H12’) compared with half-year to 31 December 2011 (‘2H11’)
	2H11 as reported US$m	Currency translation[10] US$m	2H11 at 1H12 exchange rates US$m	1H12 as reported US$m	Reported change[1][1] %	Constant currency change[1][1] %

Net interest income	2,442	7	2,449	2,599	6	6
Net fee income	1,485	5	1,490	1,618	9	9
Changes in fair value[1][2]	–	–	–	–
Other income[1][3]	1,341	4	1,345	1,916	43	42

Net operating income[1][4]	5,268	16	5,284	6,133	16	16
Loan impairment charges and other credit risk provisions	(131)	1	(130)	(32)	76	75

Net operating income	5,137	17	5,154	6,101	19	18
Operating expenses	(2,419)	(7)	(2,426)	(2,396)	1	1

Operating profit	2,718	10	2,728	3,705	36	36
Share of profit in associates and joint ventures	24	(1)	23	56	133	143

Profit before tax	2,742	9	2,751	3,761	37	37

For footnotes, see page 100.

97c

Reconciliation of reported and underlying revenue15

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported revenue	6,133	5,414	13	6,133	5,268	16
Constant currency		17			16
Own credit spread	–	–		–	–
Acquisitions, disposals and dilutions	–	–		–	–

Underlying revenue	6,133	5,431	13	6,133	5,284	16

Reconciliation of reported and underlying loan impairment charges and other credit risk provisions (‘LIC’s)

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported LICs	(32)	(25)	(28)	(32)	(131)	76
Constant currency		–			1
Acquisitions, disposals and dilutions	–	–		–	–

Underlying LICs	(32)	(25)	(28)	(32)	(130)	75

Reconciliation of reported and underlying operating expenses

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported operating expenses	(2,396)	(2,339)	(2)	(2,396)	(2,419)	1
Constant currency		(8)			(7)
Acquisitions, disposals and dilutions	–	–		–	–

Underlying operating expenses	(2,396)	(2,347)	(2)	(2,396)	(2,426)	1

Underlying cost efficiency ratio	39.1%	43.2%		39.1%	45.9%

Reconciliation of reported and underlying profit before tax

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported profit before tax	3,761	3,081	22	3,761	2,742	37
Constant currency		9			9
Own credit spread	–	–		–	–
Acquisitions, disposals and dilutions	–	–		–	–

Underlying profit before tax	3,761	3,090	22	3,761	2,751	37

97d

HSBC HOLDINGS PLC

Interim Management Report (continued)

Rest of Asia-Pacific

30 June 2012 compared with 30 June 2011

	Half-year to 30 June 2012 (‘1H12’) compared with half-year to 30 June 2011 (‘1H11’)
	1H11 as reported US$m	Currency translation[10] US$m	1H11 at 1H12 exchange rates US$m	1H12 as reported US$m	Reported change[1][1] %	Constant currency change[1][1] %

Net interest income	2,381	(60)	2,321	2,718	14	17
Net fee income	1,117	(32)	1,085	1,078	(3)	(1)
Changes in fair value[1][2]	(2)	–	(2)	(2)
Other income[1][3]	1,852	(85)	1,767	2,153	16	22

Net operating income[1][4]	5,348	(177)	5,171	5,947	11	15
Loan impairment charges and other credit risk provisions	(100)	(1)	(101)	(298)	(198)	(195)

Net operating income	5,248	(178)	5,070	5,649	8	11
Operating expenses	(2,836)	92	(2,744)	(2,865)	(1)	(4)

Operating profit	2,412	(86)	2,326	2,784	15	20
Share of profit in associates and joint ventures	1,330	48	1,378	1,588	19	15

Profit before tax	3,742	(38)	3,704	4,372	17	18

30 June 2012 compared with 31 December 2011

	Half-year to 30 June 2012 (‘1H12’) compared with half-year to 31 December 2011 (‘2H11’)
	2H11 as reported US$m	Currency translation[10] US$m	2H11 at 1H12 exchange rates US$m	1H12 as reported US$m	Reported change[1][1] %	Constant currency change[1][1] %

Net interest income	2,721	(41)	2,680	2,718	–	1
Net fee income	994	(21)	973	1,078	8	11
Changes in fair value[1][2]	4	–	4	(2)
Other income[1][3]	1,646	(46)	1,600	2,153	31	35

Net operating income[1][4]	5,365	(108)	5,257	5,947	11	13
Loan impairment charges and other credit risk provisions	(167)	4	(163)	(298)	(78)	(83)

Net operating income	5,198	(104)	5,094	5,649	9	11
Operating expenses	(2,970)	62	(2,908)	(2,865)	4	1

Operating profit	2,228	(42)	2,186	2,784	25	27
Share of profit in associates and joint ventures	1,501	16	1,517	1,588	6	5

Profit before tax	3,729	(26)	3,703	4,372	17	18

For footnotes, see page 100.

97e

Reconciliation of reported and underlying revenue15

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported revenue	5,947	5,348	11	5,947	5,365	11
Constant currency		(177)			(108)
Own credit spread	2	2		2	(4)
Acquisitions, disposals and dilutions	(305)	(184)		(305)	(2)

Underlying revenue	5,644	4,989	13	5,644	5,251	7

Reconciliation of reported and underlying loan impairment charges and other credit risk provisions (‘LIC’s)

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported LICs	(298)	(100)	(198)	(298)	(167)	(78)
Constant currency		(1)			4
Acquisitions, disposals and dilutions	–	–		–	–

Underlying LICs	(298)	(101)	(195)	(298)	(163)	(83)

Reconciliation of reported and underlying operating expenses

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported operating expenses	(2,865)	(2,836)	(1)	(2,865)	(2,970)	4
Constant currency		92			62
Acquisitions, disposals and dilutions	–	2		–	13

Underlying operating expenses	(2,865)	(2,742)	(4)	(2,865)	(2,895)	1

Underlying cost efficiency ratio	50.8%	55.0%		50.8%	55.1%

Reconciliation of reported and underlying profit before tax

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported profit before tax	4,372	3,742	17	4,372	3,729	17
Constant currency		(38)			(26)
Own credit spread	2	2		2	(4)
Acquisitions, disposals and dilutions	(305)	(182)		(305)	59

Underlying profit before tax	4,069	3,524	15	4,069	3,758	8

97f

Middle East and North Africa

30 June 2012 compared with 30 June 2011

	Half-year to 30 June 2012 (‘1H12’) compared with half-year to 30 June 2011 (‘1H11’)
	1H11 as reported US$m	Currency translation[10] US$m	1H11 at 1H12 exchange rates US$m	1H12 as reported US$m	Reported change[1][1] %	Constant currency change[1][1] %

Net interest income	673	(4)	669	705	5	5
Net fee income	327	(1)	326	302	(8)	(7)
Changes in fair value[1][2]	(4)	–	(4)	(4)
Other income[1][3]	240	(2)	238	234	(3)	(2)

Net operating income[1][4]	1,236	(7)	1,229	1,237	–	1
Loan impairment charges and other credit risk provisions	(99)	1	(98)	(135)	(36)	(38)

Net operating income	1,137	(6)	1,131	1,102	(3)	(3)
Operating expenses	(574)	3	(571)	(537)	6	6

Operating profit	563	(3)	560	565	–	1
Share of profit in associates and joint ventures	184	–	184	207	13	13

Profit before tax	747	(3)	744	772	3	4

30 June 2012 compared with 31 December 2011

	Half-year to 30 June 2012 (‘1H12’) compared with half-year to 31 December 2011 (‘2H11’)
	2H11 as reported US$m	Currency translation[10] US$m	2H11 at 1H12 exchange rates US$m	1H12 as reported US$m	Reported change[1][1] %	Constant currency change[1][1] %

Net interest income	759	(2)	757	705	(7)	(7)
Net fee income	300	(1)	299	302	1	1
Changes in fair value[1][2]	18	–	18	(4)
Other income[1][3]	294	–	294	234	(20)	(20)

Net operating income[1][4]	1,371	(3)	1,368	1,237	(10)	(10)
Loan impairment charges and other credit risk provisions	(194)	–	(194)	(135)	30	30

Net operating income	1,177	(3)	1,174	1,102	(6)	(6)
Operating expenses	(585)	1	(584)	(537)	8	8

Operating profit	592	(2)	590	565	(5)	(4)
Share of profit in associates and joint ventures	153	–	153	207	35	35

Profit before tax	745	(2)	743	772	4	4

For footnotes, see page 100.

97g

Reconciliation of reported and underlying revenue15

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported revenue	1,237	1,236	0	1,237	1,371	(10)
Constant currency		(7)			(3)
Own credit spread	4	4		4	(18)
Acquisitions, disposals and dilutions	–	–		–	(27)

Underlying revenue	1,241	1,233	1	1,241	1,323	(6)

Reconciliation of reported and underlying loan impairment charges and other credit risk provisions (‘LIC’s)

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported LICs	(135)	(99)	(36)	(135)	(194)	30
Constant currency		1			–
Acquisitions, disposals and dilutions	–	–		–	–

Underlying LICs	(135)	(98)	(38)	(135)	(194)	30

Reconciliation of reported and underlying operating expenses

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported operating expenses	(537)	(574)	6	(537)	(585)	8
Constant currency		3			1
Acquisitions, disposals and dilutions	–	–		–	–

Underlying operating expenses	(537)	(571)	6	(537)	(584)	8

Underlying cost efficiency ratio	43.3%	46.3%		43.3%	44.1%

Reconciliation of reported and underlying profit before tax

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported profit before tax	772	747	3	772	745	4
Constant currency		(3)			(2)
Own credit spread	4	4		4	(18)
Acquisitions, disposals and dilutions	–	–		–	(27)

Underlying profit before tax	776	748	4	776	698	11

97h

HSBC HOLDINGS PLC

Interim Management Report (continued)

North America

30 June 2012 compared with 30 June 2011

	Half-year to 30 June 2012 (‘1H12’) compared with half-year to 30 June 2011 (‘1H11’)
	1H11 as reported US$m	Currency translation[10] US$m	1H11 at 1H12 exchange rates US$m	1H12 as reported US$m	Reported change[11] %	Constant currency change[11] %

Net interest income	5,849	(22)	5,827	4,739	(19)	(19)
Net fee income	1,718	(10)	1,708	1,443	(16)	(16)
Changes in fair value[1][2]	(66)	–	(66)	(559)	(747)	(747)
Gains on sale of US branch network and cards business	–	–	–	3,809
Other income[1][3]	739	(1)	738	546	(26)	(26)

Net operating income[1][4]	8,240	(33)	8,207	9,978	21	22
Loan impairment charges and other credit risk provisions	(3,049)	3	(3,046)	(2,161)	29	29

Net operating income	5,191	(30)	5,161	7,817	51	51
Operating expenses	(4,602)	15	(4,587)	(4,462)	3	3

Operating profit	589	(15)	574	3,355	470	484
Share of profit/(loss) in associates and joint ventures	17	(1)	16	(1)

Profit before tax	606	(16)	590	3,354	453	468

30 June 2012 compared with 31 December 2011

	Half-year to 30 June 2012 (‘1H12’) compared with half-year to 31 December 2011 (‘2H11’)
	2H11 as reported US$m	Currency Translation[10] US$m	2H11 at 1H12 exchange rates US$m	1H12 as reported US$m	Reported change[1][1] %	Constant currency change[1][1] %

Net interest income	5,631	(4)	5,627	4,739	(16)	(16)
Net fee income	1,590	(1)	1,589	1,443	(9)	(9)
Changes in fair value[1][2]	1,036	(1)	1,035	(559)
Gains on disposal of US branch network and cards business	–	–	–	3,809
Other income/(expense)[1][3]	(497)	–	(497)	546

Net operating income[1][4]	7,760	(6)	7,754	9,978	29	29
Loan impairment charges and other credit risk provisions	(3,967)	–	(3,967)	(2,161)	46	46

Net operating income	3,793	(6)	3,787	7,817	106	106
Operating expenses	(4,317)	2	(4,315)	(4,462)	(3)	(3)

Operating profit/(loss)	(524)	(4)	(528)	3,355
Share of profit/(loss) in associates and joint ventures	18	1	19	(1)

Profit/(loss) before tax	(506)	(3)	(509)	3,354

For footnotes, see page 100.

97i

Reconciliation of reported and underlying revenue15

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported revenue	9,978	8,240	21	9,978	7,760	29
Constant currency		(33)			(5)
Own credit spread	559	66		559	(1,036)
Acquisitions, disposals and dilutions	(3,892)	(1,011)		(3,892)	(978)

Underlying revenue	6,645	7,262	(8)	6,645	5,741	16

Reconciliation of reported and underlying loan impairment charges and other credit risk provisions (‘LIC’s)

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported LICs	(2,161)	(3,049)	29	(2,161)	(3,967)	46
Constant currency		3			–
Acquisitions, disposals and dilutions	–	369		–	304

Underlying LICs	(2,161)	(2,677)	19	(2,161)	(3,663)	41

Reconciliation of reported and underlying operating expenses

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported operating expenses	(4,462)	(4,602)	3	(4,462)	(4,317)	(3)
Constant currency		15			2
Acquisitions, disposals and dilutions	–	469		–	288

Underlying operating expenses	(4,462)	(4,118)	(8)	(4,462)	(4,027)	(11)

Underlying cost efficiency ratio	67.1%	56.7%		67.1%	70.1%

Reconciliation of reported and underlying profit/(loss) before tax

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported profit before tax	3,354	606	453	3,354	(506)
Constant currency		(16)			(2)
Own credit spread	559	66		559	(1,036)
Acquisitions, disposals and dilutions	(3,892)	(173)		(3,892)	(386)

Underlying profit/(loss) before tax	21	483	(96)	21	(1,930)

97j

HSBC HOLDINGS PLC

Interim Management Report (continued)

Latin America

30 June 2012 compared with 30 June 2011

	Half-year to 30 June 2012 (‘1H12’) compared with half-year to 30 June 2011 (‘1H11’)
	1H11 as reported US$m	Currency translation[10] US$m	1H11 at 1H12 exchange rates US$m	1H12 as reported US$m	Reported change[1][1] %	Constant currency change[11] %

Net interest income	3,517	(363)	3,154	3,542	1	12
Net fee income	902	(90)	812	843	(7)	4
Other income[13]	1,264	(148)	1,116	1,180	(7)	6

Net operating income[1][4]	5,683	(601)	5,082	5,565	(2)	10
Loan impairment charges and other credit risk provisions	(820)	97	(723)	(1,136)	(39)	(57)

Net operating income	4,863	(504)	4,359	4,429	(9)	2
Operating expenses	(3,712)	384	(3,328)	(3,285)	12	1

Operating profit	1,151	(120)	1,031	1,144	(1)	11
Share of profit in associates and joint ventures	–	1	1	1

Profit before tax	1,151	(119)	1,032	1,145	(1)	11

30 June 2012 compared with 31 December 2011

	Half-year to 30 June 2012 (‘1H12’) compared with half-year to 31 December 2011 (‘2H11’)
	2H11 as reported US$m	Currency translation[10] US$m	2H11 at 1H12 exchange rates US$m	1H12 as reported US$m	Reported change[1][1] %	Constant currency change[1][1] %

Net interest income	3,439	(184)	3,255	3,542	3	9
Net fee income	879	(46)	833	843	(4)	1
Other income[1][3]	1,452	(95)	1,357	1,180	(19)	(13)

Net operating income[1][4]	5,770	(325)	5,445	5,565	(4)	2
Loan impairment charges and other credit risk provisions	(1,063)	67	(996)	(1,136)	(7)	(14)

Net operating income	4,707	(258)	4,449	4,429	(6)	(0)
Operating expenses	(3,543)	191	(3,352)	(3,285)	7	2

Operating profit	1,164	(67)	1,097	1,144	(2)	4
Share of profit in associates and joint ventures	–	(1)	(1)	1

Profit before tax	1,164	(68)	1,096	1,145	(2)	4

For footnotes, see page 100.

97k

Reconciliation of reported and underlying revenue15

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported revenue	5,565	5,683	(2)	5,565	5,770	(4)
Constant currency		(601)			(325)
Own credit spread	–	–		–	–
Acquisitions, disposals and dilutions	(102)	(25)		(102)	(88)

Underlying revenue	5,463	5,057	8	5,463	5,357	2

Reconciliation of reported and underlying loan impairment charges and other credit risk provisions (‘LIC’s)

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported LICs	(1,136)	(820)	(39)	(1,136)	(1,063)	(7)
Constant currency		97			67
Acquisitions, disposals and dilutions	–	–		–	–

Underlying LICs	(1,136)	(723)	(57)	(1,136)	(996)	(14)

Reconciliation of reported and underlying operating expenses

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported operating expenses	(3,285)	(3,712)	12	(3,285)	(3,543)	7
Constant currency		384			191
Acquisitions, disposals and dilutions	–	9		–	1

Underlying operating expenses	(3,285)	(3,319)	1	(3,285)	(3,351)	2

Underlying cost efficiency ratio	60.1%	65.6%		60.1%	62.6%

Reconciliation of reported and underlying profit before tax

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	Change %	30 June 2012 US$m	31 December 2011 US$m	Change %

Reported profit before tax	1,145	1,151	(1)	1,145	1,164	(2)
Constant currency		(119)			(68)
Own credit spread	–	–		–	–
Acquisitions, disposals and dilutions	(102)	(16)		(102)	(87)

Underlying profit before tax	1,043	1,016	3	1,043	1,009	3

97l

HSBC HOLDINGS PLC

Interim Management Report (continued)

Disposals, held for sale and run-off portfolios

In implementing our strategy, we have sold or agreed to sell a number of businesses across the Group. We expect these disposals to have a significant adverse effect on both the revenue and the profitability of the geographical regions in the future, especially on North America due to the sale of the profitable US Card and Retail Services business. In addition, two significant portfolios are being run down. We expect the losses on these portfolios to continue to adversely affect North America and the other geographical regions in the future.

The table below presents the historical results of these businesses. We do not expect the historical results to be indicative of future results because of disposal or run-off. Fixed allocated costs, included in total operating costs, will not necessarily be removed upon disposal and have been separately identified on page 38.

Summary income statements for disposals, held for sale and run-off portfolios43,44

	Half-year to 30 June 2012
	Europe	Hong Kong	Rest of Asia-Pacific	MENA	North America	Latin America
	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	2	8	34	6	2,666	203

Net fee income/(expense)	(9)	(30)	7	3	431	(3)

Net trading income/(expense)	(36)	(3)	4	37	(213)	14

Net income/(expense) from financial instruments designated at fair value	5	–	2	–	(513)	1
Gains less losses from financial investments	(39)	–	–	–	12	6
Dividend income	–	–	–	–	2	–
Net earned insurance premiums	–	144	46	–	107	164
Other operating income	–	–	6	–	(7)	6

Total operating income/(expense)	(77)	119	99	46	2,485	391

Net insurance claims incurred and movement in liabilities to policyholders	–	(71)	(30)	–	(71)	(81)

Net operating income/(expense)[1][4]	(77)	48	69	46	2,414	310

Loan impairment (charges)/recoveries and other credit risk provisions	(268)	–	2	–	(1,900)	(30)

Net operating income/(expense)	(345)	48	71	46	514	280

Total operating expenses	(24)	(27)	(68)	(11)	(1,186)	(213)

Operating profit/(loss)	(369)	21	3	35	(672)	67

Share of profit in associates and joint ventures	–	–	1	–	–	1

Profit/(loss) before tax	(369)	21	4	35	(672)	68

By global business
Retail Banking and Wealth Management	–	19	2	10	(159)	28
Commercial Banking	–	–	4	–	9	23
Global Banking and Markets	(369)	2	(1)	25	(9)	26
Global Private Banking	–	–	(2)	–	–	–
Other	–	–	1	–	(513)	(9)

Profit/(loss) before tax	(369)	21	4	35	(672)	68

Gain on sale	–	–	305	–	3,892	102

For footnotes, see page 100.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Other information

Funds under management and assets held in custody

	Half-year to
	30 June 2012 US$bn	30 June 2011 US$bn	31 December 2011 US$bn

Funds under management
At beginning of period	847	925	948
Net new money	10	16	(14)
Value change	9	3	(43)
Exchange and other	(9)	4	(44)

At end of period	857	948	847

Funds under management by business
HSBC Global Asset Management	405	449	396
Global Private Banking	263	297	259
Affiliates	3	3	3
Other	186	199	189

	857	948	847

Funds under management (‘FuM’) at 30 June 2012 amounted to US$857bn, an increase of 1% compared with 31 December 2011. Both Global Asset Management and GPB fund holdings increased in the first half of 2012, reflecting net new money inflows and favourable equity market movements, partly offset by adverse foreign exchange movements. This improvement in FuM only partly reversed the reduction experienced in the second half of 2011, as a result of the fall in equity markets and movements in foreign exchange in the latter part of 2011.

Global Asset Management funds, including emerging market funds, increased by 2% to US$405bn compared with 31 December 2011. Net inflows during the first half of 2012 of US$13bn were mainly from sales of long-term funds, notably fixed income and multi-asset products, in Rest of Asia-Pacific, Hong Kong and Latin America. They also benefited from favourable equity market movements in Asia and Europe, partly offset by unfavourable foreign exchange movements during the first half of 2012.

GPB funds increased by 2% on 31 December 2011 to US$263bn, mainly as a result of favourable market performance and net inflows during the period originating from emerging markets. This was partly offset by negative foreign exchange movements, net outflows in Europe and the reduction of assets following the sale of the Private Banking business in Japan. Client assets, which include FuM and cash deposits and provide an indicator of overall GPB volumes, decreased by US$2.5bn to US$375bn due to the sale of the Japan business and net outflows in Europe.

Other FuM, decreased by 2% to US$186bn, primarily due to the disposal of the private client services business in North America.

Assets held in custody and under administration

Custody is the safekeeping and servicing of securities and other financial assets on behalf of clients. At 30 June 2012, we held assets as custodian of US$5.4 trillion, 4% higher than the US$5.2 trillion held at 31 December 2011. This was mainly driven by favourable market and foreign exchange movements.

Our assets under administration business, which includes the provision of various support function activities including the valuation of portfolios of securities and other financial assets on behalf of clients, complements the custody business. At 30 June 2012, the value of assets held under administration by the Group amounted to US$2.7 trillion, compared with US$2.6 trillion at 31 December 2011.

Review of transactions with related parties

The FSA’s Disclosure Rules and Transparency Rules require the disclosure of related party transactions that have taken place in the first six months of the current financial year and any changes in the related party transactions described in the Annual Report and Accounts 2011, that have or could have materially affected the financial position or performance of HSBC. A fair review has been undertaken and any such related party transactions have been disclosed in the Notes on the Financial Statements.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Footnotes to pages 2 to 99

Financial highlights

1	Dividends recorded in the financial statements are dividends per ordinary share declared in the first six months of 2012 and are not dividends in respect of, or for, the period.
2	Restated for change in disclosure convention for the presentation of impaired loans and advances as described on page 147.
3	The return on average ordinary shareholders’ equity is defined as profit attributable to shareholders of the parent company divided by average ordinary shareholders’ equity.
4	Return on invested capital is based on the profit attributable to ordinary shareholders. Average invested capital is measured as average total shareholders’ equity after:
–	adding back the average balance of goodwill amortised before the transition to IFRSs or subsequently written off directly to reserves;
–	deducting the average balance of HSBC’s revaluation surplus relating to property held for own use. This reserve was generated when determining the deemed carrying amount of such properties on transition to IFRSs and will run down over time as the properties are sold;
–	deducting average preference shares and other equity instruments issued by HSBC Holdings; and
–	deducting average reserves for unrealised gains/(losses) on effective cash flow hedges and available-for-sale securities.
5	The cost efficiency ratio is defined as total operating expenses divided by net operating income before loan impairment charges and other credit risk provisions.
6	Each ADS represents five ordinary shares.
7	Total shareholder return is defined as the growth in share value and declared dividend income during the relevant period.
8	The Financial Times Stock Exchange 100 Index.
9	The Morgan Stanley Capital International World Index and The Morgan Stanley Capital International World Banks Index.

Reconciliations of constant currency profit before tax

10	‘Currency translation’ is the effect of translating the results of subsidiaries and associates for the previous half-years at the average rates of exchange applicable in the current half-year.
11	Positive numbers are favourable: negative numbers are unfavourable.
12	Changes in fair value due to movements in own credit spread on long-term debt issued. This does not include the fair value changes due to own credit spread on structured notes issued and other hybrid instruments included within trading liabilities.
13	Other income in this context comprises net trading income, net income/(expense) from other financial instruments designated at fair value, gains less losses from financial investments, dividend income, net earned insurance premiums and other operating income less net insurance claims incurred and movement in liabilities to policyholders.
14	Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.
15	Underlying performance eliminates the effects of acquisitions, disposals and changes of ownership levels of subsidiaries, associates and businesses so we can view results on a like-for-like basis. We achieve this by eliminating gains and losses on disposal or dilution in the period incurred and by adjusting material results of operations in the previous period so that equivalent time periods are reflected. For example, if a disposal was made in the current year after four months of operations, the results of the previous year would be adjusted to also reflect four months of operations.
16	Underlying changes to profit before tax are due to constant currency (as detailed in the tables ‘Reconciliation of constant currency profit before tax’ on pages 16 and 17), own credit spread (included in Other) and acquisitions, disposals and dilution. Individual reconciliations by global businesses are provided in the Form 6-K filed with the SEC, which is available on www.hsbc.com.
17	Underlying changes to profit before tax are due to constant currency (as detailed in the tables ‘Reconciliation of constant currency profit before tax’ on pages 16 and 17), own credit spread, the largest amounts of which are in Europe (loss of US$1,605m, loss of US$71m and gain of US$3,018m for the half-years ended 30 June 2012, 30 June 2011 and 31 December 2011, respectively) and North America (loss of US$559m, loss of US$66m and gain of US$1,036m for the half-years ended 30 June 2012, 30 June 2011 and 31 December 2011, respectively) and acquisitions, disposals and dilution. Individual reconciliations by geographical regions are provided in the Form 6-K filed with the SEC, which is available on www.hsbc.com.

Financial summary

18	Net interest income includes the cost of internally funding trading assets, while the related revenues are reported in net trading income. In our global business results, the total cost of funding trading assets is included within Global Banking and Markets’ net trading income as an interest expense.
19	Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’).
20	Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing funds.
21	Net interest margin is net interest income expressed as an annualised percentage of AIEA.
22	The cost of internal funding of trading assets was US$375m (first half of 2011: US$516m; second half of 2011: US$645m) and is excluded from the reported ‘Net trading income’ line and included in ‘Net interest income’. However, this cost is reinstated in ‘Net trading income’ in our global business reporting.
23	Net trading income includes a charge of US$330m (first half of 2011: income of US$60m; second half of 2011: income of US$398m) associated with changes in the fair value of issued structured notes and other hybrid instrument liabilities derived from movements in HSBC issuance spreads.
24	The change in fair value related to movements in the Group’s credit spread on long-term debt resulted in an expense of US$2.2bn in the first half of 2012 (first half of 2011: expense of US$143m; second half of 2011: gain of US$4,076bn).
25	Other changes in fair value include gains and losses arising from changes in the fair value of derivatives that are managed in conjunction with HSBC’s long-term debt issued.
26	Discretionary participation features.
27

The calculation of the PVIF asset was refined during the half-year to 30 June 2011 to bring greater comparability and consistency across the Group’s insurance operations. This was achieved by incorporating explicit margins and allowances for certain risks and uncertainties in place of implicit adjustments to the discount rate. The change in calculation reflected explicit risk margins for

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non-economic risks in the projection assumptions, and explicit allowances for financial options and guarantees using stochastic methods. Discount rates were reduced as a result of removing the implicit adjustments. In certain circumstances, the implicit adjustments were different from the explicit amounts, resulting in a gain of US$243m in the period which was included in ‘Other adjustments’.
28	Net insurance claims incurred and movement in liabilities to policyholders arise from both life and non-life insurance business. For non-life business, amounts reported represent the cost of claims paid during the year and the estimated cost of notified claims. For life business, the main element of claims is the liability to policyholders created on the initial underwriting of the policy and any subsequent movement in the liability that arises, primarily from the attribution of investment performance to savings-related policies. Consequently, claims rise in line with increases in sales of savings-related business and with investment market growth.

Consolidated balance sheet

29	Net of impairment allowances.
30	The calculation of capital resources, capital ratios and risk-weighted assets for 30 June 2012 and 30 December 2011 is on a Basel 2.5 basis. The 30 June 2011 comparative is on a Basel II basis.
31	Capital resources are total regulatory capital, the calculation of which is set out on page 201.
32	Includes perpetual preferred securities.
33	The definition of net asset value per share is total shareholders’ equity, less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue.
34	‘Currency translation’ is the effect of translating the assets and liabilities of subsidiaries and associates for the previous year-end at the rates of exchange applicable at the current period-end.
35	See Note 14 on the Financial Statements.
36	France primarily comprises the domestic operations of HSBC France, HSBC Assurances Vie and the Paris branch of HSBC Bank plc.

Economic profit

37	Expressed as a percentage of average invested capital.
38	Return on invested capital is based on the profit attributable to ordinary shareholders of the parent company (see Note 4 on the Financial Statements).

Reconciliation of RoRWA measures

39	Risk-weighted assets (‘RWA’s).
40	Pre-tax return on average risk-weighted assets (‘RoRWA’).
41	Underlying RoRWA is calculated using underlying pre-tax return and reported average RWAs at constant currency and adjusted for the effects of business disposals.
42	Other includes treasury services related to the US CML business and commercial operations in run-off.

Disposals, held for sale and run-off portfolios

43	The results of operations of disposed businesses are stated up to and including the date of disposal. The results of operations of businesses held for sale and run-off portfolios are for the half-year to 30 June 2012.
44	The summary income statements present the historical results of disposals, held-for-sale and run-off portfolios to provide information on trends. The historical results are those which appear in the Group IFRS income statement and include fixed allocated costs which will not necessarily be removed or reduced upon disposal or rundown. Fixed allocated costs included in total operating expenses are disclosed separately on page 38. The results of disposed businesses exclude gains on sale and post disposal income and expenditure items; for example, restructuring costs. The results of businesses held for sale exclude losses recognised upon reclassification to the held-for-sale category. These losses are disclosed in note 14.
45	RWAs for disposals and ‘Held for sale’ are shown exclusive of operational risk RWAs, while those for run-off portfolios include operational risk RWAs.

Analyses by global business and by geographical region

46	The main items reported under ‘Other’ are certain property activities, unallocated investment activities, centrally held investment companies, gains arising from the dilution of interests in associates, movements in the fair value of own debt designated at fair value (the remainder of the Group’s gain on own debt is included in GB&M), and HSBC’s holding company and financing operations. The results also include net interest earned on free capital held centrally, operating costs incurred by the Group Head Office operations in providing stewardship and central management services to HSBC, and costs incurred by the Group Service Centres and Shared Service Organisations and associated recoveries.
47	Assets by geographical region and global business include intra-HSBC items. These items are eliminated, where appropriate, under the headings ‘Intra-HSBC items’ or ‘Inter-segment elimination’.
48	Net operating income before loan impairment charges and other credit risk provisions.
49	Loan impairment charges and other credit risk provisions.
50	Share of profit in associates and joint ventures.
51	In the analysis of global businesses, net trading income comprises all gains and losses from changes in the fair value of financial assets and financial liabilities classified as held for trading, related external and internal interest income and interest expense, and dividends received; in the statutory presentation internal interest income and expense are eliminated.
52	In the first half of 2012, Global Markets included an adverse fair value movement of US$330m on the widening of credit spreads on structured liabilities (first half of 2011: favourable fair value movement of US$60m; second half of 2011: favourable fair value movement of US$398m).

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53	Total income earned on Payments and Cash Management products in the Group amounted to US$3.1bn (first half of 2011: US$2.6bn; second half of 2011: US$3bn), of which US$2.2bn was in CMB (first half of 2011: US$1.9bn; second half of 2011: US$2.1bn) and US$0.9bn was in GB&M (first half of 2011: US$0.7bn; second half of 2011: US$0.8bn).
54	Total income earned on other transaction services in the Group amounted to US$1.8bn (first half of 2011: US$1.5bn; second half of 2011: US$1.7bn), of which US$1.4bn was in CMB relating to trade and receivables finance (first half of 2011: US$1.3bn; second half of 2011: US$1.3bn) and US$0.4bn was in GB&M of which US$0.4bn related to trade and receivables finance (first half of 2011: US$0.3bn; second half of 2011: US$0.3bn) and US$11m related to banknotes and other (first half of 2011: US$20m; second half of 2011: US$13m).
55	‘Other’ in GB&M includes net interest earned on free capital held in the global business not assigned to products.
56	‘Client assets’ are translated at the rates of exchange applicable for their respective period-ends, with the effects of currency translation reported separately. The main components of client assets are funds under management, which are not reported on the Group’s balance sheet, and customer deposits, which are reported on the Group’s balance sheet.
57	Inter-segment elimination comprises (i) the costs of shared services and Group Service Centres included within ‘Other’ which are recovered from global businesses, and (ii) the intra-segment funding costs of trading activities undertaken within GB&M. HSBC’s Balance Sheet Management business, reported within GB&M, provides funding to the trading businesses. To report GB&M’s net trading income on a fully funded basis, ‘Net interest income/(expense)’ and ‘Net interest income/(expense) on trading activities’ are grossed up to reflect internal funding transactions prior to their elimination in the inter-segment column.
58	Net insurance claims incurred and movement in liabilities to policyholders.
59	‘Employee expenses’ comprises costs directly incurred by each global business. The reallocation and recharging of employee and other expenses directly incurred in the ‘Other’ category is shown in ‘Other operating expenses’.
60	RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.

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Risk

Risk profile

Managing our risk profile

•	A strong balance sheet is core to our philosophy.

•	We ensure that our portfolios remain aligned to our risk appetite and strategy.

•	We actively manage our risks, supported by strong forward looking risk identification.

Maintaining capital strength and strong liquidity position

•	Our core tier 1 capital ratio remains strong at 11.3%.

•	We have sustained our strong liquidity position throughout the first half of 2012.

•	The ratio of customer advances to deposits remains below 90%.

Strong governance

•	Robust risk governance and accountability is embedded across the Group.

•	The Board, advised by the Group Risk Committee, approves our risk appetite.

•	Our global risk operating model supports adherence to globally consistent standards and risk management policies across the Group.

Our top and emerging risks

•	Macroeconomic and geopolitical risk.

•	Macro-prudential, regulatory and legal risks to our business model.

•	Risks related to our business operations, governance and internal control systems.

Managing risk

The continued growth in our business in the first half of 2012 was achieved while ensuring risks were assumed in a measured manner and in line with our risk appetite. Risks were mitigated when they exceeded our risk appetite, particularly reputational and operational risks.

Balance sheet assets grew by 4% and our credit risk-weighted assets decreased by 3% during the period.

During the first six months of 2012, financial markets were dominated by concerns over sovereign debt default risk and its contagion effects, the Middle East and the perception that the world economic recovery remained fragile. This created volatility in financial markets. In the face of this changeable economic and financial environment, we maintained our conservative risk profile by reducing exposure to the most likely areas of stress. Stress tests are run regularly to evaluate the potential impact of emerging scenarios and, where applicable and necessary, we adjusted our risk appetite accordingly.

We continued to manage selectively our exposure to sovereign debt and bank counterparties, with the overall quality of the portfolio remaining strong. We regularly updated our assessment of higher risk countries and adjusted our risk appetite and exposures to reflect the updates.

The diversification of our lending portfolio across the regions, together with our broad range of global businesses and products, ensured that we were not overly dependent on a few countries or markets to generate income and growth. Our geographical diversification also supported our strategies for growth in faster-growing markets and those with international connectivity.

In the first half of 2012 we increased our gross loans and advances in all regions except Latin America, where we classified certain lending balances to held for sale. On a constant currency basis, our loan impairment charges and other credit risk provisions in the first half of 2012 were 6% below the first half of 2011, at US$4.8bn. The US accounted for a significant proportion of the decline, with a reduction in the CML portfolio and the sale of the Card and Retail Services business on 1 May 2012.

For details of HSBC’s policies and practices regarding risk management and governance see the Appendix to Risk on page 183.

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Capital and liquidity

Preserving our strong capital position has long been, and will remain, a key priority for HSBC. We are well equipped to respond to the capital requirements imposed by Basel III, which are discussed further on page 198, and to sustain future growth. We utilise an enterprise-wide approach to testing the sensitivities of our capital plans against a number of scenarios; our approach to scenario stress testing analysis is discussed on page 183.

We continue to maintain a very strong liquidity position and are well positioned for the emerging new regulatory landscape.

Top and emerging risks

Details of the top and emerging risks identified through our risk management processes are set out below:

Macroeconomic and geopolitical risk

•	Severe economic slowdown in mature economies impacting global growth

•	Eurozone member departing from the currency union or a split into two different monetary regions

•	Increased geopolitical risk in certain regions

Severe economic slowdown in mature economies impacting global growth

World growth is slowing as demand in mature economies is subdued and credit availability and investment activity remain very limited. A number of mature economies are implementing austerity measures in order to reduce their deficits and public debt. This is expected to help resolve the sovereign and banking crisis in the medium term, but in the short term it is limiting growth, increasing unemployment and restricting taxation revenues severely. This is affecting the rest of the world through lower trade, reduced international financing as banks are deleveraging and potential disruption to capital flows.

Potential impact on HSBC

•

Trade and capital flows may contract as a result of banks deleveraging, the introduction of protectionist measures in certain markets or the emergence of geopolitical risks, which in turn might curtail profitability.

•

A prolonged period of low interest rates due to policy actions taken to address the economic crisis in mature economies will constrain, through spread compression and low returns on assets, the interest income we earn from investing our excess deposits.

•

During the first half of 2012, we continued to reduce our sovereign and financial institution counterparty credit positions in peripheral eurozone countries. In addition, we actively sought to identify and reduce exposures to those counterparties domiciled in core European countries that had exposures to sovereigns and/or banks in peripheral eurozone countries of sufficient size to threaten their ongoing viability in the event of an unfavourable conclusion to the current crisis.

Eurozone member departing from the currency union or a split into two different monetary unions

Exposures to the eurozone have received increasing focus given the continued instability in the area and the potential for contagion from the peripheral to core eurozone countries, and beyond to trading partners.

There is a significant risk of one or more countries leaving the euro. This would place further pressure on banks within the core European countries through their exposures to banks in these countries. In the current context of very low growth due to austerity measures, this could further aggravate the economic crisis and could push European countries into a vicious circle of economic and sovereign debt defaults. Although our exposure to the peripheral eurozone countries is relatively limited, we are exposed to counterparties in the core European countries which could be affected by any sovereign or currency crisis. Our eurozone exposures are described in more detail on pages 121 to 131.

Potential impact on HSBC

•	We could incur significant losses stemming from the exit of one or more countries from the eurozone and the redenomination of their currencies.

•

Our exposures to European banks may come under stress, heightening the potential for credit and market risk losses, if the sovereign debt and banking system crisis in the region increases the need to recapitalise parts of the sector.

•	In the event of contagion from stress in the peripheral eurozone sovereign and financial sectors, our ability to borrow from other

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financial institutions or to engage in funding transactions may be adversely affected by market dislocation and tightening liquidity.

•	We have actively managed the risk of sovereign defaults during the first half of 2012 by reducing exposures and other measures.

In addition, should such an event happen without the co-ordinated intervention to protect the rest of the eurozone, it could trigger banking defaults in companies with which we do business and have a knock-on effect on the global banking system.

•	In seeking to manage and mitigate this risk, we have prepared and tested detailed operational contingency plans to deal with such a scenario.

Increased geopolitical risk in certain regions

We are subject to geopolitical risks in the countries in which we operate. During the first half of 2012, these risks remained heightened in the Middle East.

In Egypt, the political transition process is still ongoing with the risk of instability remaining. In addition the political instability in Syria could spread across the region and become very disruptive for global international relations.

Potential impact on HSBC

•

Our results are subject to the risk of loss from unfavourable political developments, currency fluctuations, social instability and changes in government policies on matters such as expropriation, authorisations, international ownership, interest-rate caps, foreign exchange transferability and tax in the jurisdictions in which we operate. Actual conflict could bring about loss of life among our staff and physical damage to our assets.

•

We have increased our monitoring of the geopolitical and economic outlook, in particular in countries where we have material exposures and a physical presence. Our internal credit risk rating of sovereign counterparties takes these factors into account and drives our appetite for conducting business in those countries. Where necessary, we adjust our country limits and exposures to reflect our appetite and mitigate these risks as appropriate.

Macro-prudential, regulatory and legal risks to our business model

•	Regulatory developments affecting our business model and Group profitability

•	Regulatory investigations, fines, sanctions and requirements relating to conduct of business and financial crime negatively affecting our results and brand

•	Dispute risk

Financial service providers face increasingly stringent and costly regulatory and supervisory requirements, particularly in the areas of capital and liquidity management, conduct of business, operational structures and the integrity of financial services delivery. Increased government intervention and control over financial institutions, together with measures to reduce systemic risk, may significantly alter the competitive landscape. These measures may be introduced as formal requirements in a supra-equivalent manner and to differing timetables across regulatory regimes.

Regulatory developments affecting our business model and Group profitability

There are several key regulatory changes which are likely to have an effect on our activities. These are set out below:

Basel III/CRD IV

–	In December 2010, the Basel Committee issued two documents: A global regulatory framework for more resilient banks and banking systems and International framework for liquidity risk measurement, standards and monitoring, which together are commonly referred to as ‘Basel III’.

–	In June 2011, the Basel Committee issued a revision to the former document setting out the finalised capital treatment for counterparty credit risk in bilateral trades.

–	In July 2011, the European Commission published proposals for a new Regulation and Directive, known collectively as CRD IV, to give effect to the Basel III framework in the EU.

–	Quality of capital: CRD IV requires a further strengthening and harmonisation of the criteria for eligibility of capital instruments with an emphasis on common equity as the principal component of tier 1 capital.

–	Capital levels: CRD IV proposals would require banks to hold common equity tier 1 capital

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equal to at least 4.5% of RWAs with an additional capital conservation buffer of 2.5%, which could be used in periods of stress, subject to certain restrictions, for example, on bonus payments and dividends. Banks may also be required to hold a further countercyclical capital buffer to protect against potential future losses, when excess credit growth in the financial system as a whole is associated with an increase in system-wide risk. The level of bank capital will also need to exceed a minimum leverage requirement of 3% of total assets, currently subject to supervisory monitoring and review, prior to becoming a binding requirement from 1 January 2018.

–	Counterparty credit risk: requirements for managing and capitalising counterparty credit risk are to be strengthened. In particular, an additional capital charge for potential losses associated with the deterioration in the creditworthiness of individual counterparties, the credit valuation adjustment, will be introduced.

–	Liquidity and funding: a new minimum standard, the liquidity coverage ratio, designed to improve the short-term resilience of a bank’s liquidity risk profile, will be introduced after an observation and review period in 2015. To promote resilience by creating incentives for banks to fund their activities with more stable sources of funding, the European Commission will consider proposing a net stable funding ratio after an observation and review period in 2018.

–	Derivatives and central counterparty clearing: measures have been introduced to give effect to the commitments from the G20 leading group of countries designed to reduce systemic risk and volatility relating to derivatives trading. The G20 agreed that all standardised over-the-counter (‘OTC’) derivatives were to be traded on exchanges or electronic trading platforms, where appropriate, and centrally cleared by the end of 2012. They are to be reported to trade repositories. Higher capital requirements under Basel III will be imposed for bilateral (uncleared) transactions to incentivise the use of clearing.

UK Independent Commission on Banking: the UK government issued its White Paper in June 2012 setting out its proposed implementation of the recommendations of the ICB. It is likely that we will be required to make major changes to our corporate structure and the business activities we conduct in the UK through our major banking subsidiary, HSBC Bank, as:

–	at a minimum retail banking activities for most personal customers and smaller businesses currently carried out within that entity will have to be spun-off into a ring-fenced retail bank. These changes will take some time to implement with a significant effect on costs from both implementing the changes and running the ongoing operations as restructured;

–	significant banks, such as HSBC Bank, will be required to have core tier 1 capital of at least 10% of RWAs and over 3% of total assets, which is a leverage requirement; and

–	UK-incorporated banks will be required to hold equity and debt capable of absorbing losses if the bank is non-viable, together with primary loss-absorbing capacity (‘PLAC’) of at least 17% of RWAs.

The framework for defining products, services and customers which are either required to be within the ring-fenced bank or prohibited from it are subject to a consultation, and will then be incorporated into draft legislation. Detailed rule making will also be required which will take place over an extended period, probably into 2015.

The ‘Volcker Rule’: the so called Volcker Rule proposed under section 619 of the Dodd-Frank Wall Street Reform & Consumer Protection Act (the ‘Dodd-Frank Act’) could affect HSBC in North America and across the Group. The Volcker Rule placed restrictions on proprietary trading activities and on investing in and sponsoring hedge fund and private equity funds. In October 2011, a proposed rule was published which generated extensive public comment including submissions from foreign governments and other bodies on, inter alia, the overall scope and extra-territorial effects of the proposed rule. As yet, revised rules to implement the provisions of the Volcker Rule have not been published. On 19 April 2012, the Federal Reserve Board (‘FRB’) clarified that banking entities covered by the Volcker Rule, have the full two-year period provided by the Volcker Rule until 21 July 2014 to fully conform their activities and investments, unless the FRB extends the period.

There is a continued risk of further changes to regulation relating to remuneration and other taxes.

G-SIBs: the capital impact of being designated a global systemically important bank (‘G-SIB’) is discussed on page 200.

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Potential impact on HSBC

•

The proposals relating to capital and liquidity are likely to result in increased minimum capital and liquidity requirements, although the nature, timing and effect of many of the changes remain unclear, as is the extent to which entities within the Group may already comply with these requirements. Higher requirements in capital and liquidity have an effect on our future financial condition and the results of our operations. There is also the risk of secondary effects as the overall flow of credit to the economy is constrained and economic activity and opportunities for banking income slows.

•

As an institution with a relatively low-risk portfolio, the proposed leverage ratio could cause HSBC to either accept lower returns on equity than competitors or constrain business activity in areas which are well collateralised or possess sufficient risk mitigants.

•

For a further description of the possible effects of the new Basel III/CRD IV rules on HSBC see page 198. We could be required to raise more capital or reduce our level of RWAs to meet the requirements. Such actions and any resulting transactions may not be within our operating plans and may not be conducted on the most favourable terms. This could lead to lower returns on equity and cause some business activities and products to be less profitable and, in some instances, to fail to cover their cost of equity.

•

Proposed changes relating to remuneration and taxes could increase the Group’s cost of doing business in the regulatory regimes in which these changes are implemented, reducing future profitability. Proposed changes in regulations such as the rules relating to derivatives and central counterparties regulation, the UK ICB ring-fencing proposals, recovery and resolution plans, the Volcker Rule and the Foreign Account Tax Compliance Act (‘FATCA’) may affect the manner in which we conduct our activities and structure ourselves, with the potential to both increase the costs of doing business and curtail the types of business we can carry out, with the risk of decreased profitability as a result. Due to the stage of development and implementation of these various regulations, it is not possible to estimate the effect, if any, on our operations.

•	We are closely engaged with the governments and regulators in the countries in which we operate to help ensure that the new requirements are properly thought through and understood so that they can be implemented in an effective manner. We are also ensuring that our capital and liquidity plans take into account the potential effects of the changes. Capital allocation and liquidity management disciplines have been expanded to incorporate future increased capital and liquidity requirements and drive appropriate risk management and mitigating actions.

Regulatory investigations, fines, sanctions and requirements relating to conduct of business and financial crime negatively affecting our results and brand

Financial service providers are at risk of regulatory sanctions or fines related to conduct of business and financial crime. The incidence of regulatory proceedings and other adversarial proceedings against financial service firms is increasing.

HSBC Holdings and certain of its affiliates are the subject of ongoing investigations by bank regulatory and law enforcement agencies in the US relating to their compliance with anti-money laundering laws and regulations, the US Bank Secrecy Act and sanctions programmes administered by the US Office of Foreign Assets Control. In each of these US regulatory and law enforcement matters, HSBC Group companies have received Grand Jury subpoenas or other requests for information from US Government or other agencies, and HSBC is cooperating fully and engaging in efforts to resolve matters including through preliminary discussions with relevant authorities. The resolution of at least some of these matters is likely to involve the filing of corporate criminal as well as civil charges and the imposition of significant fines and penalties. The prosecution of corporate criminal charges in these types of cases has most often been deferred through an agreement with the relevant authorities; however, the US authorities have substantial discretion, and prior settlements can provide no assurance as to how the US authorities will proceed in these matters. In the event of a filing of criminal charges the prosecution of which is not deferred, there could be significant consequences to HSBC and its affiliates, including loss of business, withdrawal of funding and harm to our reputation, all of which could have a material adverse effect on our business, liquidity, financial condition, results of operations and prospects.

Various regulators and competition and enforcement authorities around the world including in the UK, the US, Canada, the EU, Switzerland and Asia are conducting investigations related to certain

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Interim Management Report (continued)

past submissions made by panel banks in connection with the setting of London interbank offered rates (‘LIBOR’), European interbank offered rates (‘EURIBOR’) and other interest rates. As certain HSBC entities are members of such panels, HSBC and/or its subsidiaries have been the subject of regulatory demands for information and are cooperating with those investigations.

Potential impact on HSBC

•

We are subject to a number of regulatory actions and investigations, see Note 25 on the Financial Statements. It is inherently difficult to predict the outcome of the regulatory proceedings involving our businesses. Unfavourable outcomes are having and may continue to have a material adverse effect on our reputation, brand and results, including loss of business and withdrawal of funding.

•

In response to this risk, we are progressing a number of initiatives which seek to address the issues identified, including creating our new global management structure, enhancing our governance and oversight, increasing our compliance function resource, emphasising our values and designing and implementing new global standards as outlined elsewhere.

Dispute risk

The current economic environment has increased our exposure to actual and potential litigation against the Group. Further details are discussed in Note 25 on the Financial Statements.

Potential impact on HSBC

Dispute risk gives rise to potential financial loss and significant reputational damage which could adversely affect customer and investor confidence.

Risks related to our business operations, governance and internal control systems

•	Challenges to achieving our strategy in a downturn

•	Internet crime and fraud

•	Social media risk

•	Level of change creating operational complexity and heightened operational risk

•	Information security risk

•	Model risk

Challenges to achieving our strategy in a downturn

The external environment remains challenging and the structural changes which the financial sector is going through are creating obstacles to the achievement of strategic objectives. This, combined with the prolonged global economic slowdown, could affect the achievement of our strategic targets for the Group as a whole and our global businesses.

Potential impact on HSBC

•	The downturn may put pressure on our ability to earn returns on equity in excess of our cost of equity while operating within the overall parameters of our risk appetite.

•	Through our strategic initiatives, which have heightened the focus on capital allocation and cost efficiency, we are actively seeking to manage and mitigate this risk.

Internet crime and fraud

We are exposed to potentially fraudulent and criminal activities, in particular a growing threat from internet crime which could result in the loss of customer data and sensitive information. The threat of external fraud may increase during adverse economic conditions, especially in retail and commercial banking.

We also face breakdowns in processes or procedures and systems failure or unavailability and are subject to the risk of disruption to our business arising from events that are wholly or partially beyond our control, such as internet crime and acts of terrorism.

Potential impact on HSBC

•

Internet crime and fraud may give rise to losses in service to customers and/or economic loss to HSBC. These risks equally apply when we rely on external suppliers or vendors to provide services to us and our customers.

•	We have increased our monitoring and have implemented additional controls such as two-factor authentication to mitigate the possibility of losses from these risks.

Social media risk

The scale and profile of social media networks (‘SMN’s) have grown both in terms of customer demographic and geographical reach to represent a significant potential reputational risk to our

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Interim Management Report (continued)

organisation, given that these networks can be used as powerful broadcasting tools which can reach large numbers of people in a very short time frame.

Potential impact on HSBC

•

SMNs can be used to exacerbate the effect of customer complaints and service failures, and provide a means for employees to unlawfully publicise confidential information. SMNs present significant risks to our reputation and brand.

•

In order to reduce our exposure to these risks, an HSBC presence has been created in several of the larger SMNs in order to provide an official point of contact for our customers and stake-holders. Monitoring has also been implemented in some entities to protect our brand and identity and to understand general sentiment towards us and, in some cases, our specific products and initiatives. We have invested significantly in addressing the risk through increased training to raise staff awareness.

Level of change creating operational complexity and heightened operational risk

There are many drivers of change across HSBC and the banking industry including change driven by new banking regulation, the increased globalisation of the economy and business needs, new products and delivery channels, and organisational change.

Operational complexity has the potential to heighten all types of operational risk across our activities. This includes the risk of process errors, systems failures and fraud. It can also increase operational costs.

The implementation of our strategy to simplify our business, involves the withdrawal from certain markets, which presents disposal risks which must be carefully managed. The implementation of organisational changes to support the Group’s strategy also requires close management oversight.

Potential impact on HSBC

•

Critical systems failure and a prolonged loss of service availability could cause serious damage to our ability to serve our clients, breach regulations under which we operate and cause long-term damage to our business, reputation and brand. Systems and controls could be degraded as a result of organisational effectiveness initiatives unless there is strong governance and an oversight framework to monitor the risk and control environment. We seek to ensure that our critical systems infrastructure, including IT services, essential buildings, offshore processes and key vendors, is constantly monitored and properly resourced to mitigate against systems failures.

•

The potential effects of disposal risks include regulatory breaches, industrial action, loss of key personnel and interruption to systems and processes during business transformation, and they can have both financial and reputational implications. Steps taken to manage these risks proactively include a close dialogue with regulators and customers and the involvement of HR, legal, compliance and other functional experts.

Information security risk

The reliability and security of our information and technology infrastructure and customer databases and their ability to combat internet fraud are crucial to maintaining our banking applications and processes and to protecting the HSBC brand.

Potential impact on HSBC

•

These risks give rise to potential financial loss and reputational damage which could adversely affect customer and investor confidence. Loss of customer data would also result in regulatory breaches which would result in fines and penalties being incurred.

•

We have invested significantly in addressing this risk through increased training to raise staff awareness of the requirements, enhanced controls around data access and heightened monitoring of information flows.

Model risk

More stringent regulatory requirements governing the development, parameters applied to and controls around models used for measuring risk can give rise to changes, including increases in capital requirements. Furthermore, the changing external economic and legislative environment and changes in customer behaviour can lead to the assumptions we have made in our models becoming invalid.

Potential impact on HSBC

•	These model risks can result in a potentially increased and volatile capital requirement.

•	We continue to address these risks through enhanced model development, independent review and model oversight to ensure our models remain fit for purpose.

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Credit risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet a payment obligation under a contract. It arises principally from direct lending, trade finance and leasing business, but also from off-balance sheet products such as guarantees and derivatives, and from the Group’s holding of debt and other securities. Credit risk generates the largest regulatory capital requirement of the risks we incur.

There have been no material changes to our policies and practices for the management of credit risk as described in the Annual Report and Accounts 2011.

•	Net exposure to the sovereign, agency and bank debt of Spain, Ireland, Italy, Greece, Portugal and Cyprus was US$11.6bn at 30 June 2012.

A summary of our current policies and practices regarding credit risk is provided in the Appendix to Risk on page 183.

Credit risk in the first half of 2012

Exposure, impairment allowances and charges

	At
	30 Jun 2012	30 Jun 2011	31 Dec 2011
	US$bn	US$bn	US$bn

Total gross loans and advances (A)	1,174.4	1,282.8	1,139.1
Impairment allowances	17.3	18.9	17.6
– as a percentage of A	1.47%	1.47%	1.55%

	Half-year to
	30 Jun 2012	30 Jun 2011	31 Dec 2011
	US$m	US$m	US$m

Impairment charges	4.5	5.0	6.5

Loan impairment charges and other credit risk provisions

	Half-year to
	30 Jun 2012	30 Jun 2011	31 Dec 2011
	US$m	US$m	US$m

Loan impairment charges and other credit risk provisions	4,799	5,266	6,861

	%	%	%
Personal	69	81	73
Corporate and commercial	26	13	21
Financial	–	–	1
Impairment of available-for-sale debt securities	5	6	5
of which: Greek Government	–	2	2

	100	100	100

The Group’s total reported gross loans and advances, which excludes lending balances transferred to held for sale, were US$1,174bn at 30 June 2012, an increase of 3% compared with 31 December 2011.

The following commentary is on a constant currency basis.

Total gross loans and advances rose by 3%, compared with the end of 2011. The increase reflected growth in corporate and commercial lending, mainly in Hong Kong and Rest of Asia-Pacific, as well as a rise in overdraft balances in the UK which did not meet netting criteria under current accounting rules. Financial lending also increased, reflecting an increase in reverse repos, while personal lending growth was attributable to an increase in mortgage lending. During the first half of 2012, we reclassified certain lending balances to assets held for sale. At 30 June 2012, lending balances reported as held for sale were US$6.7bn. These included US$4.7bn of balances associated with the disposal of our operations in certain countries in Latin America.

In the first half of 2012, we continued to reduce our sovereign agency and bank credit risk exposure

HSBC HOLDINGS PLC

Interim Management Report (continued)

in peripheral eurozone countries. At 30 June 2012, our net exposure to the sovereign, agency and bank debt of Spain, Ireland, Italy, Greece, Portugal and Cyprus was US$11.6bn. At 30 June 2012 our sovereign and agency exposures to these countries were not considered to be impaired. For further details on our exposure to the eurozone, see page 121.

At 30 June 2012, our personal lending balances were US$401bn, an increase of 2% on 31 December 2011 as residential mortgage balances rose while other categories of personal lending declined.

First lien residential mortgage lending at 30 June 2012 was US$287bn, 2% higher than at the end of 2011. It represented 29% of our total gross lending to customers, in line with the end of 2011. Our most significant exposure to residential mortgages was in the UK, the US and Hong Kong.

In the first half of 2012, we continued to grow our residential mortgage portfolios in the UK and Hong Kong. Average loan-to-value (‘LTV’) ratios on new residential mortgage lending in the UK and Hong Kong were 58% and 50%, respectively, while LTV ratios on our total residential mortgage books were 51% in the UK and 34% in Hong Kong. Delinquency levels and loan impairment charges in our residential mortgage portfolios in both the UK and Hong Kong remained at low levels in the first half of 2012.

In the US, we continued to be affected by industry-wide foreclosure delays which have extended the period between when a loan goes 180-days past due and the realisation of cash proceeds from selling the property. There remains a significant backlog of foreclosures which will take time to resolve.

Total personal lending in the US was US$63bn at 30 June 2012, representing 16% of the Group’s total personal lending. Balances in the portfolio declined by 5% compared with 31 December 2011, reflecting continued run-off in the CML portfolio. At 30 June 2012, lending balances in the CML portfolio were US$46bn, a decline of 8% compared with 31 December 2011, of which 44% was due to the write-off of balances. During the first half of 2012, we completed the sale of our US Card and Retail Services business. The lending balances associated with this transaction were reported as held for sale at 31 December 2011.

In US dollar terms, lending balances in the CML portfolio that were two months or more delinquent were US$8.3bn compared with US$8.9bn at the end of 2011, with reductions in both the real estate secured and personal non-credit card sections of the portfolio. Reduced delinquency on real estate secured lending balances reflected a fall in early stage delinquency as the portfolio continued to run off, as well as seasonal improvements in collections, partly offset by higher late stage delinquency due to the temporary suspension of foreclosure activities.

In our Annual Report and Accounts 2011, we disclosed a quantification of the value of collateral we hold over a borrower’s specific asset, in the event of the borrower failing to meet its contractual obligations. At 30 June 2012, there were no significant changes in the value of collateral compared with the end of 2011.

At 30 June 2012, renegotiated loan balances were US$46.2bn, broadly in line with the end of 2011. The majority of our renegotiated loan balances were in North America in the real estate secured portion of the CML portfolio, where 57% of the lending balances have been reaged, modified or reaged and modified.

Reclassification to assets held for sale

During the period, the decline in gross loans and advances was partly due to a reclassification of certain lending balances to assets held for sale. Disclosures relating to assets held for sale are provided in credit risk management tables, primarily where the disclosure is relevant to the measurement of these financial assets, as follows:

•	maximum exposure to credit risk (page 114);

•	distribution of financial instruments by credit quality (page 139); and

•	ageing analysis of days past due but not impaired gross financial instruments (page 143).

Although gross loans and advances and related impairment allowances are reclassified from ‘Loans and advances to customers’ and ‘Loans and advances to banks’ in the balance sheet, there is no equivalent income statement reclassification. As a result, charges for loan impairment losses shown in the credit risk disclosures include loan impairment charges relating to financial assets classified as assets held for sale.

The table below presents ‘Loans and advances to customers’ and ‘Loans and advances to banks’ as reported, and differentiates them from those classified as held for sale.

Comparative data at 30 June 2011 have not been separately presented as the amounts are insignificant.

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Interim Management Report (continued)

Reported and held-for-sale loans1

	At 30 June 2012		At 31 December 2011
	Total gross loans and advances	Impairment allowances on loans and advances	Total gross loans and advances	Impairment allowances on loans and advances
	US$m	US$m	US$m	US$m

As reported	1,174,449	17,273	1,139,052	17,636
Assets held for sale	6,721	106	37,273	1,614

	1,181,170	17,379	1,176,325	19,250

For footnote, see page 180.

The table below analyses the amount of ‘Loan impairment charges and other credit risk provisions’ arising from assets held for sale and other assets not held for sale. They primarily relate to the US Card and Retail Services businesses classified as held for sale at 31 December 2011. These assets had been disposed of by 30 June 2012.

Loan impairment charges and other credit risk provisions (‘LIC’s)

Half-year to 30 June 2012
US$m
LICs arising from:
– assets held for sale	335
– assets not held for sale	4,464

4,799

Credit exposure

Maximum exposure to credit risk

Our credit exposure is well diversified across a broad range of asset classes.

Our maximum exposure to loans and advances at amortised cost increased compared with the end of 2011. The rise primarily reflected growth in corporate and commercial lending in Hong Kong and Rest of Asia-Pacific. In addition, lending in the manufacturing sector rose, mainly in the UK, reflecting a rise in overdraft balances which did not meet netting criteria under current accounting rules. Reverse repo balances also rose, largely reflecting the deployment of proceeds from the US disposals, while mortgage lending increased due to growth in the UK and Hong Kong, partly offset by continued run-off in the US.

The loans and advances offset adjustment in the table on page 114 primarily relates to customer loans and deposits, and balances arising from repo and reverse repo transactions. The offset relates to balances where there is a legally enforceable right of offset in the event of counterparty default and where, as a result, there is a net exposure for credit risk management purposes. However, as there is no intention to settle these balances on a net basis under normal circumstances, they do not qualify for net presentation for accounting purposes.

Maximum exposure to financial investments decreased moderately compared with the end of 2011. This largely reflected the disposal of available-for-sale securities in Europe, broadly offset by a rise in North America where excess liquidity was used to purchase government debt securities.

In the first half of 2012, our exposure to trading assets rose reflecting increased client activity compared with the subdued levels seen in the second half of 2011. This resulted in higher reverse repo and settlement account balances which vary proportionately with levels of trading activity.

The Group’s maximum exposure to cash and balances at central banks increased as we continued to place excess liquidity in Europe with central banks. In North America, we reduced balances at central banks as we repaid debt and increased our purchases of government debt securities.

‘Maximum exposure to credit risk’ table (page 114)

The table presents our maximum exposure to credit risk from balance sheet and off-balance sheet financial instruments before taking account of any collateral held or other credit enhancements (unless such enhancements meet accounting offsetting requirements). For financial assets recognised on the balance sheet, the maximum exposure to credit risk equals their carrying amount; for financial guarantees and similar contracts granted, it is the maximum amount that we would have to pay if the guarantees were called upon. For loan commitments and other credit-related commitments that are irrevocable over the life of the respective facilities, it is generally the full amount of the committed facilities.

Our maximum exposure to derivatives at 30 June 2012 increased compared with the end of 2011. This primarily reflected a rise in the fair value of interest rate and, to a lesser extent foreign exchange derivative contracts in Europe following movements in yield curves.

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Interim Management Report (continued)

The derivative offset amount in the table overleaf relates to exposures where the counterparty has an offsetting derivative exposure with HSBC, a master netting arrangement is in place and the credit risk exposure is managed on a net basis, or the position is specifically collateralised, normally in the form of cash. At 30 June 2012, the total amount of such offsets was US$340bn (30 June 2011: US$208bn; 31 December 2011: US$306bn), of which US$301bn (30 June 2011: US$188bn; 31 December 2011: US$272bn) were offsets under a master netting arrangement, US$38.5bn (30 June 2011: US$20.1bn; 31 December 2011: US$33.0bn) was collateral received in cash and US$1.1bn (30 June 2011: US$0.2bn; 31 December 2011: US$0.7bn) was other collateral. These amounts do not qualify for net presentation for accounting purposes, as settlement may not actually be made on a net basis.

While not considered as offset in the table overleaf, other arrangements including short positions in securities and financial assets held as part of linked insurance/investment contracts where the risk is predominately borne by the policyholder, reduce our maximum exposure to credit risk. In addition, we hold collateral in respect of individual loans and advances.

Concentration of exposure

Concentrations of credit risk are described in the Appendix to Risk on page 183.

Securities held for trading

Total securities held for trading within trading assets were US$192bn at 30 June 2012 (30 June 2011: US$269bn; 31 December 2011: US$186bn). The largest concentration of these assets was in government and government agency securities. Our most significant exposures were to US Treasury and government agency securities (US$21bn) and UK (US$11bn) and Hong Kong (US$7bn) government securities. A detailed analysis of securities held for trading is set out in Note 7 on the Financial Statements and an analysis of credit quality is provided on page 139.

Debt securities, treasury and other eligible bills

Our holdings of corporate debt, ABSs and other securities were spread across a wide range of issuers and geographical regions, with 15% invested in securities issued by banks and other financial institutions. A more detailed analysis of financial investments is set out in Note 13 on the Financial

Statements and an analysis by credit quality is provided on page 139.

At 30 June 2012, our insurance businesses held diversified portfolios of debt and equity securities designated at fair value of US$31.5bn (30 June 2011: US$31.3bn; 31 December 2011: US$28.9bn) and debt securities classified as financial investments of US$40.2bn (30 June 2011: US$41.7bn; 31 December 2011: US$40.1bn). A more detailed analysis of securities held by the insurance businesses is set out on page 178.

Derivatives

Derivative assets at 30 June 2012 were US$356bn, (30 June 2011: US$261bn; 31 December 2011: US$346bn) of which the largest concentrations of exposure were in interest rate and foreign exchange derivatives. For an analysis of derivatives see Note 12 on the Financial Statements.

Loans and advances

Gross loans and advances to customers (excluding the financial sector) at 30 June 2012 increased by US$26bn or 3% from 31 December 2011. On a constant currency basis the increase was 3%. In the first half of 2012, we increased our exposure to personal lending and most industry sectors, with growth in Asia and Europe.

Summary of gross loans and advances to customers

The following commentary is on a constant currency basis:

Personal lending of US$401bn in the first half of 2012 was higher than at 31 December 2011. At US$287bn, first lien residential mortgage lending continued to represent the Group’s largest concentration in a single exposure type, the most significant balances being in the UK (41%), the US (18%) and Hong Kong (17%).

Corporate and commercial lending was 50% of gross lending to customers at 30 June 2012.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Maximum exposure to credit risk

	At 30 June 2012			At 30 June 2011			At 31 December 2011
	Maximum exposure US$m	Offset US$m	Exposure to credit risk (net) US$m	Maximum exposure US$m	Offset US$m	Exposure to credit risk (net) US$m	Maximum exposure US$m	Offset US$m	Exposure to credit risk (net) US$m

Cash and balances at central banks	147,911	–	147,911	68,218	–	68,218	129,902	–	129,902
Items in the course of collection from other banks	11,075	–	11,075	15,058	–	15,058	8,208	–	8,208
Hong Kong Government certificates of indebtedness	21,283	–	21,283	19,745	–	19,745	20,922	–	20,922

Trading assets	361,352	(12,665)	348,687	438,232	(10,491)	427,741	309,449	(4,656)	304,793
Treasury and other eligible bills	30,098	–	30,098	23,899	–	23,899	34,309	–	34,309
Debt securities	131,563	–	131,563	208,805	–	208,805	130,487	–	130,487
Loans and advances:
– to banks	94,830	–	94,830	100,134	–	100,134	75,525	–	75,525
– to customers	104,861	(12,665)	92,196	105,394	(10,491)	94,903	69,128	(4,656)	64,472

Financial assets designated at fair value	14,535	–	14,535	19,977	–	19,977	12,926	–	12,926
Treasury and other eligible bills	91	–	91	207	–	207	123	–	123
Debt securities	14,238	–	14,238	18,496	–	18,496	11,834	–	11,834
Loans and advances:
– to banks	127	–	127	355	–	355	119	–	119
– to customers	79	–	79	919	–	919	850	–	850

Derivatives	355,934	(340,442)	15,492	260,672	(208,471)	52,201	346,379	(305,616)	40,763

Loans and advances held at amortised cost:	1,157,176	(93,044)	1,064,132	1,263,931	(103,876)	1,160,055	1,121,416	(87,978)	1,033,438
– to banks	182,191	(7,092)	175,099	226,043	(3,173)	222,870	180,987	(3,066)	177,921
– to customers	974,985	(85,952)	889,033	1,037,888	(100,703)	937,185	940,429	(84,912)	855,517

Financial investments	387,050	–	387,050	408,650	–	408,650	392,834	–	392,834
Treasury and other similar bills	71,552	–	71,552	61,664	–	61,664	65,223	–	65,223
Debt securities	315,498	–	315,498	346,986	–	346,986	327,611	–	327,611

Assets held for sale[1]	10,541	(4)	10,537				37,808	(204)	37,604
– disposal groups	10,383	(4)	10,379	–	–	–	37,746	(204)	37,542
– non-current assets held for sale	158	–	158	–	–	–	62	–	62

Other assets	34,397	–	34,397	36,789	(3)	36,786	32,992	–	32,992
Endorsements and acceptances	12,782	–	12,782	11,338	(3)	11,335	11,010	–	11,010
Other	21,615	–	21,615	25,451	–	25,451	21,982	–	21,982

Financial guarantees and similar contracts	39,190	–	39,190	52,232	–	52,232	39,324	–	39,324
Loan and other credit-related commitments[2]	564,113	–	564,113	660,175	–	660,175	654,904	–	654,904

	3,104,557	(446,155)	2,658,402	3,243,679	(322,841)	2,920,838	3,107,064	(398,454)	2,708,610
For footnotes, see page 180.

International trade and services was the biggest portion of the corporate and commercial lending category, increasing by 3% compared with 31 December 2011. The most significant concentrations of international trade and services lending were in the UK, Hong Kong and Rest of Asia-Pacific.

Commercial real estate lending, which represented 8% of total gross lending to customers, was broadly in line with 31 December 2011. The main concentrations of commercial real estate lending were in the UK and Hong Kong. See ‘Areas of special interest’ for further discussion on commercial real estate lending.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Our exposure in the financial category was US$95bn, an increase of 10% compared with 31 December 2011, due to a redeployment of short-term liquidity in North America from central banks to reverse repos. The largest exposure was to non-bank financial institutions and was spread across a range of institutions, with the most significant concentration in France, the UK and the US.

Loans and advances to banks were US$182bn, broadly in line with the end of 2011, and remained widely dispersed across many countries.

The following tables analyse loans by industry sector and by the location of the principal operations of the lending subsidiary or, in the case of the operations of The Hongkong and Shanghai Banking Corporation Limited, HSBC Bank, HSBC Bank Middle East Limited and HSBC Bank USA, by the location of the lending branch.

Gross loans and advances by industry sector

	At 31 December 2011 US$m	Currency effect US$m	Movement US$m	At 30 June 2012 US$m

Personal	393,625	1,166	6,011	400,802
First lien residential mortgages[3]	278,963	1,643	6,174	286,780
Other personal[4]	114,662	(477)	(163)	114,022

Corporate and commercial	472,816	230	19,155	492,201
Manufacturing	96,054	(169)	12,165	108,050
International trade and services	152,709	22	3,964	156,695
Commercial real estate	73,941	178	595	74,714
Other property-related	39,539	50	369	39,958
Government	11,079	62	(1,631)	9,510
Other commercial[5]	99,494	87	3,693	103,274

Financial	86,219	(321)	8,657	94,555
Non-bank financial institutions	85,275	(313)	7,569	92,531
Settlement accounts	944	(8)	1,088	2,024

Asset-backed securities reclassified	5,280	62	(698)	4,644

Total gross loans and advances to customers (‘TGLAC’)[6]	957,940	1,137	33,125	992,202
Gross loans and advances to banks	181,112	(1,434)	2,569	182,247

Total gross loans and advances	1,139,052	(297)	35,694	1,174,449

Impaired loans and advances to customers	41,584	(52)	(788)	40,744
– as a percentage of TGLAC	4.3%			4.1%

Impairment allowances on loans and advances to customers	17,511	(71)	(223)	17,217
– as a percentage of TGLAC	1.8%			1.7%

	Half-year to 30 June 2011 US$m			Half-year to 30 June 2012 US$m

Charge for impairment losses in the period	4,973	912	(1,360)	4,525
New allowances net of allowance releases	5,703	879	(1,489)	5,093
Recoveries	(730)	33	129	(568)

For footnotes, see page 180.

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Interim Management Report (continued)

Gross loans and advances to customers by industry sector and by geographical region

	Gross loans and advances to customers
	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m	As a % of total gross loans

At 30 June 2012
Personal	173,650	65,669	45,409	6,015	91,611	18,448	400,802	40.4
First lien residential mortgages[3]	125,729	48,951	33,636	1,937	71,582	4,945	286,780	28.9
Other personal[4]	47,921	16,718	11,773	4,078	20,029	13,503	114,022	11.5

Corporate and commercial	214,423	96,164	81,029	22,216	43,540	34,829	492,201	49.6
Manufacturing	55,245	10,235	17,550	3,888	8,594	12,538	108,050	10.9
International trade and services	64,843	31,631	30,777	8,574	11,471	9,399	156,695	15.8
Commercial real estate	32,563	21,510	9,544	940	6,706	3,451	74,714	7.5
Other property-related	7,506	17,079	6,849	2,060	6,120	344	39,958	4.0
Government	2,073	2,906	390	1,514	774	1,853	9,510	1.0
Other commercial[5]	52,193	12,803	15,919	5,240	9,875	7,244	103,274	10.4

Financial	58,322	3,907	3,897	1,438	25,237	1,754	94,555	9.5
Non-bank financial institutions	57,460	3,413	3,492	1,433	25,186	1,547	92,531	9.3
Settlement accounts	862	494	405	5	51	207	2,024	0.2
Asset-backed securities reclassified	4,243	–	–	–	401	–	4,644	0.5

TGLAC[6]	450,638	165,740	130,335	29,669	160,789	55,031	992,202	100.0
Percentage of TGLAC by geographical region	45.5%	16.7%	13.1%	3.0%	16.2%	5.5%	100.0%

Impaired loans	10,881	555	1,148	2,514	22,186	3,460	40,744
– as a percentage of TGLAC	2.4%	0.3%	0.9%	8.5%	13.8%	6.3%	4.1%

Total impairment allowances	5,193	536	846	1,773	6,798	2,071	17,217
– as a percentage of TGLAC	1.2%	0.3%	0.6%	6.0%	4.2%	3.8%	1.7%

At 30 June 2011
Personal	172,383	61,704	44,300	5,196	131,676	24,091	439,350	41.6
First lien residential mortgages[3]	119,993	45,496	32,224	1,791	76,690	5,897	282,091	26.7
Other personal[4]	52,390	16,208	12,076	3,405	54,986	18,194	157,259	14.9

Corporate and commercial	221,361	94,566	74,726	20,786	38,761	41,147	491,347	46.5
Manufacturing	59,550	9,015	17,350	3,281	6,294	14,806	110,296	10.4
International trade and services	66,118	33,572	28,778	9,035	10,472	12,338	160,313	15.2
Commercial real estate	31,066	20,379	9,728	1,037	7,673	3,449	73,332	6.9
Other property-related	7,189	16,097	5,643	1,897	5,391	840	37,057	3.5
Government	2,126	3,252	430	1,251	311	2,055	9,425	0.9
Other commercial[5]	55,312	12,251	12,797	4,285	8,620	7,659	100,924	9.6

Financial	92,799	3,673	3,231	1,281	16,563	2,712	120,259	11.4
Non-bank financial institutions	91,636	3,042	2,794	1,267	16,563	2,654	117,956	11.2
Settlement accounts	1,163	631	437	14	–	58	2,303	0.2

Asset-backed securities reclassified	5,120	–	–	–	544	–	5,664	0.5

TGLAC[6]	491,663	159,943	122,257	27,263	187,544	67,950	1,056,620	100.0
Percentage of TGLAC by geographical region	46.6%	15.1%	11.6%	2.6%	17.7%	6.4%	100.0%

Impaired loans[7]	10,878	510	1,208	2,293	25,657	3,663	44,209
– as a percentage of TGLAC	2.2%	0.3%	1.0%	8.4%	13.7%	5.4%	4.2%

Total impairment allowances	5,332	573	828	1,569	8,282	2,148	18,732
– as a percentage of TGLAC	1.1%	0.4%	0.7%	5.8%	4.4%	3.2%	1.8%

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Gross loans and advances to customers
	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m	As a % of total gross loans

At 31 December 2011
Personal	166,147	63,181	43,580	5,269	95,336	20,112	393,625	41.1
First lien residential mortgages[3]	119,902	46,817	32,136	1,837	73,278	4,993	278,963	29.1
Other personal[4]	46,245	16,364	11,444	3,432	22,058	15,119	114,662	12.0

Corporate and commercial	204,984	91,592	77,887	21,152	41,271	35,930	472,816	49.3
Manufacturing	45,632	9,004	16,909	3,517	7,888	13,104	96,054	10.0
International trade and services	64,604	29,066	29,605	8,664	10,710	10,060	152,709	15.9
Commercial real estate	32,099	20,828	9,537	1,002	7,069	3,406	73,941	7.7
Other property-related	7,595	17,367	6,396	1,770	5,729	682	39,539	4.1
Government	3,143	2,918	962	1,563	656	1,837	11,079	1.2
Other commercial[5]	51,911	12,409	14,478	4,636	9,219	6,841	99,494	10.4

Financial	63,671	3,473	3,183	1,168	12,817	1,907	86,219	9.0
Non-bank financial institutions	63,313	3,192	2,937	1,162	12,817	1,854	85,275	8.9
Settlement accounts	358	281	246	6	–	53	944	0.1

Asset-backed securities reclassified	4,776	–	–	–	504	–	5,280	0.6

TGLAC[6]	439,578	158,246	124,650	27,589	149,928	57,949	957,940	100.0

Percentage of TGLAC by geographical region	45.9%	16.5%	13.0%	2.9%	15.7%	6.0%	100.0%

Impaired loans	11,751	604	1,069	2,425	22,696	3,039	41,584
– as a percentage of TGLAC	2.7%	0.4%	0.9%	8.8%	15.1%	5.2%	4.3%

Total impairment allowances	5,242	581	782	1,714	7,181	2,011	17,511
– as a percentage of TGLAC	1.2%	0.4%	0.6%	6.2%	4.8%	3.5%	1.8%

For footnotes, see page 180.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Gross loans and advances to customers by country

	First lien residential mortgages US$m	Other personal US$m	Property- related US$m	Commercial, international trade and other US$m	Total US$m

At 30 June 2012
Europe	125,729	47,921	40,069	236,919	450,638
UK	116,949	21,807	30,021	165,913	334,690
France	3,244	9,436	8,067	49,885	70,632
Germany	8	355	104	5,108	5,575
Malta	1,710	546	480	1,563	4,299
Switzerland	1,859	11,945	160	1,966	15,930
Turkey	989	3,550	296	3,665	8,500
Other	970	282	941	8,819	11,012

Hong Kong	48,951	16,718	38,589	61,482	165,740

Rest of Asia-Pacific	33,636	11,773	16,393	68,533	130,335
Australia	9,528	1,415	2,477	6,504	19,924
India	866	436	584	4,818	6,704
Indonesia	83	479	85	5,048	5,695
Mainland China	3,021	302	5,425	17,092	25,840
Malaysia	4,630	2,076	1,592	5,871	14,169
Singapore	8,745	4,448	3,921	9,938	27,052
Taiwan	3,189	581	123	3,381	7,274
Vietnam	43	205	44	1,537	1,829
Other	3,531	1,831	2,142	14,344	21,848

Middle East and North Africa (excluding Saudi Arabia)	1,937	4,078	3,000	20,654	29,669
Egypt	2	466	100	2,900	3,468
Qatar	11	423	466	1,244	2,144
UAE	1,573	1,830	1,556	11,452	16,411
Other	351	1,359	878	5,058	7,646

North America	71,582	20,029	12,826	56,352	160,789
US	50,773	12,405	8,015	39,241	110,434
Canada	19,071	7,214	4,160	16,072	46,517
Bermuda	1,738	410	651	1,039	3,838

Latin America	4,945	13,503	3,795	32,788	55,031
Argentina	31	1,459	105	2,239	3,834
Brazil	1,678	8,479	1,220	18,024	29,401
Mexico	1,898	2,531	1,360	8,906	14,695
Panama	1,307	1,015	1,049	2,550	5,921
Other	31	19	61	1,069	1,180

	286,780	114,022	114,672	476,728	992,202

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Interim Management Report (continued)

	First lien residential mortgages US$m	Other personal US$m	Property- related US$m	Commercial, international trade and other US$m	Total US$m

At 30 June 2011
Europe	119,993	52,390	38,255	281,025	491,663
UK	110,768	25,666	26,486	189,926	352,846
France	3,864	10,233	9,316	66,192	89,605
Germany	11	339	51	4,929	5,330
Malta	1,850	645	585	1,740	4,820
Switzerland	1,502	12,043	165	2,250	15,960
Turkey	858	3,053	253	3,799	7,963
Other	1,140	411	1,399	12,189	15,139

Hong Kong	45,496	16,208	36,476	61,763	159,943

Rest of Asia-Pacific	32,224	12,076	15,371	62,586	122,257
Australia	9,418	1,384	2,375	5,192	18,369
India	949	446	732	3,989	6,116
Indonesia	84	511	112	4,283	4,990
Mainland China	2,441	307	4,332	14,115	21,195
Malaysia	4,158	2,125	1,344	6,289	13,916
Singapore	7,799	4,035	3,700	9,155	24,689
Taiwan	3,261	578	129	3,997	7,965
Vietnam	45	211	78	1,457	1,791
Other	4,069	2,479	2,569	14,109	23,226

Middle East and North Africa (excluding Saudi Arabia)	1,791	3,405	2,934	19,133	27,263
Egypt	3	407	135	2,644	3,189
Qatar	9	455	417	1,323	2,204
UAE	1,500	1,915	1,451	11,386	16,252
Other	279	628	931	3,780	5,618

North America	76,690	54,986	13,064	42,804	187,544
US	55,118	46,396	7,865	26,443	135,822
Canada	19,824	8,095	4,674	15,864	48,457
Bermuda	1,748	495	525	497	3,265

Latin America	5,897	18,194	4,289	39,570	67,950
Argentina	30	1,140	119	2,405	3,694
Brazil	1,554	12,156	1,781	20,219	35,710
Mexico	2,214	2,650	1,424	9,600	15,888
Panama	1,186	1,011	669	4,389	7,255
Other	913	1,237	296	2,957	5,403

	282,091	157,259	110,389	506,881	1,056,620

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Interim Management Report (continued)

Gross loans and advances to customers by country (continued)

	First lien residential mortgages US$m	Other personal US$m	Property- related US$m	Commercial, international trade and other US$m	Total US$m

At 31 December 2011
Europe	119,902	46,245	39,694	233,737	439,578
UK	111,224	22,218	29,191	160,236	322,869
France	3,353	9,305	8,160	49,572	70,390
Germany	10	343	112	4,518	4,983
Malta	1,708	567	520	1,591	4,386
Switzerland	1,803	10,684	156	1,918	14,561
Turkey	767	2,797	255	3,652	7,471
Other	1,037	331	1,300	12,250	14,918

Hong Kong	46,817	16,364	38,195	56,870	158,246

Rest of Asia-Pacific	32,136	11,444	15,933	65,137	124,650
Australia	9,251	1,327	2,357	6,073	19,008
India	830	461	809	3,914	6,014
Indonesia	81	463	97	4,577	5,218
Mainland China	2,769	317	5,078	15,665	23,829
Malaysia	4,329	2,166	1,351	5,898	13,744
Singapore	7,919	4,108	3,690	9,433	25,150
Taiwan	3,062	550	139	4,555	8,306
Vietnam	42	184	42	1,397	1,665
Other	3,853	1,868	2,370	13,625	21,716

Middle East and North Africa (excluding Saudi Arabia)	1,837	3,432	2,772	19,548	27,589
Egypt	2	441	100	2,775	3,318
Qatar	9	445	354	1,098	1,906
UAE	1,520	1,882	1,464	12,070	16,936
Other	306	664	854	3,605	5,429

North America	73,278	22,058	12,798	41,794	149,928
US	52,484	14,087	7,850	27,307	101,728
Canada	19,045	7,518	4,391	13,600	44,554
Bermuda	1,749	453	557	887	3,646

Latin America	4,993	15,119	4,088	33,749	57,949
Argentina	32	1,379	114	2,331	3,856
Brazil	1,657	9,802	1,660	18,638	31,757
Mexico	1,847	2,261	1,284	8,210	13,602
Panama	1,240	1,014	923	2,537	5,714
Other	217	663	107	2,033	3,020

	278,963	114,662	113,480	450,835	957,940

Loans and advances to banks by geographical region

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m	Impairment allowances[8] US$m

At 30 June 2012	58,652	29,673	50,228	9,512	14,528	19,654	182,247	(56)
At 30 June 2011	83,153	37,334	50,331	7,786	19,865	27,736	226,205	(162)
At 31 December 2011	54,406	35,159	47,309	8,571	14,831	20,836	181,112	(125)

For footnote, see page 180.

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Interim Management Report (continued)

Areas of special interest

Eurozone exposures

Eurozone countries are members of the EU and part of the euro single currency bloc. The peripheral eurozone countries are those that exhibited levels of market volatility that exceeded other eurozone countries, demonstrating fiscal or political uncertainty which may persist through the second half of 2012. In the first half of 2012, the peripheral eurozone countries of Greece, Ireland, Italy, Portugal, Spain and Cyprus continued to exhibit a high ratio of sovereign debt to GDP or short to medium-term maturity concentration of their liabilities, with Greece, Spain and Cyprus seeking assistance to meet sovereign liabilities or direct support for banking sector recapitalisations.

The ‘selected other eurozone’ countries analysed in the table on page 128 are those that HSBC has a net on-balance sheet exposure to exceeding 5% of the Group’s total equity at 30 June 2012.

Risk reduction in the first half of 2012

At 30 June 2012, our net exposure to the peripheral eurozone countries was US$37bn including a net exposure to sovereign, agencies and banks of US$12bn. During the period we continued to reduce our overall net exposure to sovereign, agencies and banks of peripheral eurozone countries. In addition, we continued to actively reduce exposures to counterparties domiciled in other eurozone countries that had exposures to sovereigns and/or banks in peripheral eurozone countries of sufficient size to threaten their on-going viability in the event of an unfavourable conclusion to the current crisis.

This was undertaken through an analysis of publicly available information, reviews of external analyst reports, and meetings with the counterparties’ officials. Vulnerable counterparties were identified and subjected to enhanced monitoring, and our exposure was managed in a similar manner to the monitoring and management of direct exposures to the peripheral eurozone countries. One of the primary issues underpinning this process was the management of our surplus liquidity resulting in the placement of funds directly with central banks in the most highly-rated countries.

Our businesses in peripheral eurozone countries are funded from a mix of local deposits, local wholesale funding and intra-Group loans extended from HSBC operations with surplus funds. Intra-Group funding carries the risk that a member country might exit the eurozone and redenominate its national currency, which could result in a significant currency devaluation. A description of risks relating to currency redenomination in the event of the exit of a eurozone member is provided on page 129.

Exposures to countries in the eurozone

The tables in this section summarise our exposures to selected eurozone countries, including:

•	governments and central banks along with quasi government agencies;

•	banks;

•	other financial institutions and corporates; and

•	personal lending.

Exposures to banks, other financial institutions, other corporates and personal lending are based upon the counterparty’s country of domicile.

Basis of preparation

The gross balance sheet exposure before risk mitigation represents the on-balance sheet carrying amounts recorded in accordance with IFRSs.

The net on-balance sheet exposure is stated after taking into account mitigating offsets that are incorporated into the risk management view of the exposure but do not meet accounting offset requirements. These risk mitigating offsets include:

•	short positions managed together with trading assets;

•	derivative liabilities for which a legally enforceable right of offset with derivative assets exists; and

•	collateral received on derivative assets.

Short positions managed together with trading assets mitigate risk to which HSBC is exposed at the balance sheet date where, in the event of default, the trading asset and related short position crystallise gains and losses simultaneously. Where such relationships exist, an element of the risk will remain where the short and long positions do not match exactly, for example, where the maturity of the short position is less than the trading asset or where it does not represent an identical security. The remaining risk is reflected in the gross balance sheet exposure shown before risk mitigation. However, as the net position best reflects the effects of a credit event should it occur at the balance sheet date we consider that this measure is a key view of risk at that date.

Credit risk mitigation includes derivative liabilities with the same counterparty, where a master netting arrangement is in place and the credit risk exposure is managed on a net basis or the position is specifically collateralised, normally in the form of cash. These amounts do not qualify for net presentation for accounting purposes as settlement

HSBC HOLDINGS PLC

Interim Management Report (continued)

may not actually be made on a net basis, though we consider the net presentation more accurately reflects the risk exposure.

The effect of the transfer of risk to policyholders under unit linked insurance contracts, as well as trading assets which represent collateral to support associated liabilities, are separately disclosed in the detailed peripheral country exposures, but are not deducted from the total net exposure.

Credit default swaps (‘CDS’s) reported in the detailed peripheral eurozone country tables are not included in the derivative exposure line as they are typically transacted with counterparties incorporated or domiciled outside of the country whose exposure they reference.

Credit default swaps and off-balance sheet exposures

The CDSs were transacted with banks with investment grade credit ratings, and would pay out in the event of the default of the referenced security and certain other credit events. CDS contracts disclosed in the tables below were principally entered into for customer facilitation with banks and financial institutions where their terms are typically drawn up in accordance with the guidance set out in the 2003 ISDA Credit Derivatives Definitions and the 2009 Supplement. The credit events that trigger the payout of CDSs may differ as they are based on the terms of each agreement between the counterparties. Such credit events normally include bankruptcy, payment default on a reference asset or assets, restructuring and repudiation or moratoria.

Off-balance sheet exposures mainly relate to commitments to lend and the amounts shown in the tables represent the amounts that could be drawn down by the counterparties. In some instances, limitations are imposed on a counterparty’s ability to draw down on a facility. These limitations are governed by the documentation, which differs from counterparty to counterparty. In the majority of cases, we are bound to fulfil commitments made to third parties.

Summary of net exposures to peripheral eurozone countries

	At 30 June 2012
	Sovereign and agencies US$bn	Banks US$bn	Other financial institutions and corporates US$bn	Personal US$bn	Total US$bn

Gross balance sheet exposure before risk mitigation	9.8	21.8	18.3	1.2	51.1
Risk mitigation	6.4	15.4	1.4	–	23.2

Net on-balance sheet exposure	3.4	6.4	16.9	1.2	27.9

Off-balance sheet exposures	1.0	0.8	7.4	–	9.2

Total net exposure	4.4	7.2	24.3	1.2	37.1

Total net exposure by country
Spain (page 123)	1.3	2.7	8.4	–	12.4
Ireland (page 124)	0.2	2.0	6.0	0.1	8.3
Italy (page 125)	2.1	1.6	4.3	0.1	8.1
Greece (page 126)	0.1	0.2	4.0	0.9	5.2
Portugal (page 127)	0.7	0.7	1.2	–	2.6
Cyprus (page 128)	–	–	0.4	0.1	0.5

	4.4	7.2	24.3	1.2	37.1

HSBC HOLDINGS PLC

Interim Management Report (continued)

Exposures to peripheral eurozone countries

Exposures to Spain

	At 30 June 2012
	Sovereign and agencies US$bn	Banks US$bn	Other financial institutions and corporates US$bn	Personal US$bn	Total US$bn

Cash and balances at central banks	–	–	–	–	–
Loans and advances	–	0.1	5.2	–	5.3
– gross	–	0.1	5.2	–	5.3
– impairment allowances	–	–	–	–	–

Financial investments held to maturity	–	–	–	–	–
– fair value	–	–	–	–	–

Financial investments available for sale[9]	0.4	0.4	0.1	–	0.9
– cumulative impairment	–	–	–	–	–
– amortised cost	0.4	0.4	0.1	–	0.9
– available-for-sale reserve	–	–	–	–	–

Financial assets designated at fair value	–	–	–	–	–
Trading assets	1.5	1.9	0.2	–	3.6

Derivative assets	0.2	4.1	0.7	–	5.0

Gross balance sheet exposure before risk mitigation	2.1	6.5	6.2	–	14.8

Risk mitigation	1.8	4.2	0.5	–	6.5
– short trading positions	1.7	0.2	0.1	–	2.0
– collateral and derivative liabilities	0.1	4.0	0.4	–	4.5

Net on-balance sheet exposure	0.3	2.3	5.7	–	8.3

Off-balance sheet exposures	1.0	0.4	2.7	–	4.1
– commitments	1.0	–	2.0	–	3.0
– guarantees and others	–	0.4	0.7	–	1.1

Total net exposure	1.3	2.7	8.4	–	12.4

Of which:
– net trading assets representing cash collateral posted	0.1	1.1	–	–	1.2
– on-balance sheet exposures held to meet DPF insurance liabilities	0.2	0.3	–	–	0.5

Total credit default swaps
– CDS asset positions	0.7	0.2	0.1	–	1.0
– CDS liability positions	(0.7)	(0.1)	(0.1)	–	(0.9)
– CDS asset notionals	4.8	2.1	1.2	–	8.1
– CDS liability notionals	4.8	2.0	1.1	–	7.9
For footnote, see page 180.

At 30 June 2012, our total net exposure to Spain was US$12.4bn, similar to the amount of our exposure at the end of 2011.

At 30 June 2012, our total net exposure to Spanish sovereign and agencies was US$1.3bn, US$0.9bn lower than at the end of 2011. The reduction was primarily due to higher amounts of short trading positions.

At 30 June 2012, our total net exposure to Spanish banks was US$2.7bn, US$0.8bn lower than at the end of 2011. The reduction was primarily due to increased risk mitigation from higher collateral and derivative liabilities in respect of derivative assets.

At 30 June 2012, our total net exposure to Spanish other financial institutions and corporates was US$8.4bn, an increase of US$1.8bn primarily due to higher off-balance sheet commitments. Our exposure to Spanish other financial institutions and corporates mainly comprised large multinational companies and other financial institutions with significant operations outside Spain, which mitigates the risk. Exposure to the commercial real estate sector in Spain remained insignificant.

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Interim Management Report (continued)

Exposures to Ireland

	At 30 June 2012
	Sovereign and agencies US$bn	Banks US$bn	Other financial institutions and corporates US$bn	Personal US$bn	Total US$bn

Cash and balances at central banks	–	–	–	–	–
Loans and advances	–	0.1	2.3	0.1	2.5
– gross	–	0.1	2.3	0.2	2.6
– impairment allowances	–	–	–	0.1	0.1

Financial investments held to maturity	–	0.2	–	–	0.2
– fair value	–	0.2	–	–	0.2

Financial investments available for sale	0.1	–	0.7	–	0.8
– cumulative impairment	–	–	–	–	–
– amortised cost	0.1	–	0.8	–	0.9
– available-for-sale reserve	–	–	(0.1)	–	(0.1)

Financial assets designated at fair value	–	–	0.1	–	0.1
Trading assets	0.2	1.6	1.0	–	2.8

Derivative assets	0.5	8.3	1.0	–	9.8

Gross balance sheet exposure before risk mitigation	0.8	10.2	5.1	0.1	16.2

Risk mitigation	0.6	8.2	0.3	–	9.1
– short trading positions	0.1	–	–	–	0.1
– collateral and derivative liabilities	0.5	8.2	0.3	–	9.0

Net on-balance sheet exposure	0.2	2.0	4.8	0.1	7.1

Off-balance sheet exposures	–	–	1.2	–	1.2
– commitments	–	–	1.0	–	1.0
– guarantees and others	–	–	0.2	–	0.2

Total net exposure	0.2	2.0	6.0	0.1	8.3

Of which:
– net trading assets representing cash collateral posted	0.1	1.6	0.3	–	2.0
– on-balance sheet exposures held to meet DPF insurance liabilities	0.1	0.3	–	–	0.4

Total credit default swaps
– CDS asset positions	0.2	–	0.1	–	0.3
– CDS liability positions	(0.2)	–	–	–	(0.2)
– CDS asset notionals	1.3	0.3	0.3	–	1.9
– CDS liability notionals	1.3	–	0.3	–	1.6

At 30 June 2012, our total net exposure to Ireland was US$8.3bn, US$2.6bn higher than at the end of 2011. The majority of the increase was in respect of exposures to other financial institutions and corporates.

At 30 June 2012, our total net exposure to Irish other financial institutions and corporates was US$6.0bn, US$2.5bn higher than at the end of 2011. The increase was primarily due to higher amounts of trading assets and off-balance sheet commitments. A significant portion of our exposure relates to foreign owned entities incorporated in Ireland.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Exposures to Italy

	At 30 June 2012
	Sovereign and agencies US$bn	Banks US$bn	Other financial institutions and corporates US$bn	Personal US$bn	Total US$bn

Cash and balances at central banks	–	–	–	–	–
Loans and advances	–	0.2	1.3	0.1	1.6
– gross	–	0.2	1.3	0.1	1.6
– impairment allowances	–	–	–	–	–

Financial investments held to maturity	0.1	0.2	–	–	0.3
– fair value	0.1	0.2	–	–	0.3

Financial investments available for sale[9]	0.3	0.3	0.3	–	0.9
– cumulative impairment	–	–	–	–	–
– amortised cost	0.3	0.3	0.2	–	0.8
– available-for-sale reserve	–	–	–	–	–

Financial assets designated at fair value	–	–	0.1	–	0.1
Trading assets	5.0	0.6	0.3	–	5.9

Derivative assets	0.3	2.2	1.1	–	3.6

Gross balance sheet exposure before risk mitigation	5.7	3.5	3.1	0.1	12.4

Risk mitigation	3.6	2.1	0.6	–	6.3
– short trading positions	3.6	–	0.1	–	3.7
– collateral and derivative liabilities	–	2.1	0.5	–	2.6

Net on-balance sheet exposure	2.1	1.4	2.5	0.1	6.1

Off-balance sheet exposures	–	0.2	1.8	–	2.0
– commitments	–	–	1.0	–	1.0
– guarantees and others	–	0.2	0.8	–	1.0

Total net exposure	2.1	1.6	4.3	0.1	8.1

Of which:
– net trading assets representing cash collateral posted	–	0.5	–	–	0.5
– on-balance sheet exposures held to meet DPF insurance liabilities	0.3	0.4	0.2	–	0.9

Total credit default swaps
– CDS asset positions	0.7	0.5	0.3	–	1.5
– CDS liability positions	(0.7)	(0.5)	(0.2)	–	(1.4)
– CDS asset notionals	5.0	5.4	3.8	–	14.2
– CDS liability notionals	5.2	5.3	3.7	–	14.2

For footnote, see page 180.

At 30 June 2012, our total net exposure to Italy was US$8.1bn, similar to the amount of our exposure at the end of 2011.

At 30 June 2012, our total net exposure to Italian banks was US$1.6bn, US$0.5bn lower than at the end of 2011. The reduced exposure was primarily due to lower amounts of loans and advances and increased risk mitigation from higher collateral and derivative liabilities in respect of derivative assets.

Our total net exposure to other financial institutions and corporates at 30 June 2012 of US$4.3bn mainly comprised large multinational companies and other financial institutions with significant operations outside Italy, which mitigates the risk.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Exposures to Greece

	At 30 June 2012
	Sovereign and agencies	Banks	Other financial institutions and corporates	Personal	Total
	US$bn	US$bn	US$bn	US$bn	US$bn

Cash and balances at central banks	0.1	–	–	–	0.1
Loans and advances	–	0.1	3.5	0.9	4.5
– gross	–	0.1	3.7	0.9	4.7
– impairment allowances	–	–	0.2	–	0.2

Financial investments held to maturity	–	–	–	–	–
– fair value	–	–	–	–	–

Financial investments available for sale	–	–	–	–	–
– cumulative impairment	–	–	–	–	–
– amortised cost	–	–	–	–	–
– available-for-sale reserve	–	–	–	–	–

Financial assets designated at fair value	–	–	–	–	–
Trading assets	–	–	–	–	–

Derivative assets	–	0.7	–	–	0.7

Gross balance sheet exposure before risk mitigation	0.1	0.8	3.5	0.9	5.3

Risk mitigation	–	0.7	–	–	0.7
– short trading positions	–	–	–	–	–
– collateral and derivative liabilities	–	0.7	–	–	0.7

Net on-balance sheet exposure	0.1	0.1	3.5	0.9	4.6

Off-balance sheet exposures	–	0.1	0.5	–	0.6
– commitments	–	–	0.1	–	0.1
– guarantees and others	–	0.1	0.4	–	0.5

Total net exposure	0.1	0.2	4.0	0.9	5.2

Of which:
– net trading assets representing cash collateral posted	–	–	–	–	–
– on-balance sheet exposures held to meet DPF insurance liabilities	–	–	–	–	–

Total credit default swaps
– CDS asset positions	–	–	0.1	–	0.1
– CDS liability positions	–	–	(0.1)	–	(0.1)
– CDS asset notionals	–	–	0.2	–	0.2
– CDS liability notionals	–	–	0.2	–	0.2

At 30 June 2012, our total net exposure to Greece was US$5.2bn, US$2.4bn lower that at the end of 2011. Although there was a reduction in exposure levels to all Greek counterparties in the first half of 2012, the majority of the reduction was in respect of exposures to banks and other financial institutions and corporates.

At 30 June 2012, our total net exposure to Greek sovereign and agencies was US$0.1bn, US$0.3bn lower than at the end of 2011. Our Greek sovereign exposure decreased significantly as a result of the debt restructuring in March 2012 and the associated settlement of CDS contracts.

At 30 June 2012, our total net exposure to Greek banks was US$0.2bn, US$0.7bn lower than at the end of 2011. The decrease was primarily due to the maturity of trading balances in the first half of 2012.

At 30 June 2012, our total net exposure to Greek other financial institutions and corporates was US$4.0bn, US$1.3bn lower than at the end of 2011. The reduction was primarily due to lower level of off-balance sheet exposures, including commitments and guarantees. At 30 June 2012, our exposure to Greek shipping companies amounted to US$2.0bn. We believe the industry is less sensitive to the Greek economy as it is mainly dependent on international trade.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Exposures to Portugal

	At 30 June 2012
	Sovereign and agencies	Banks	Other financial institutions and corporates	Personal	Total
	US$bn	US$bn	US$bn	US$bn	US$bn

Cash and balances at central banks	–	–	–	–	–
Loans and advances	–	0.5	0.2	–	0.7
– gross	–	0.5	0.2	–	0.7
– impairment allowances	–	–	–	–	–

Financial investments held to maturity	–	–	–	–	–
– fair value	–	–	–	–	–

Financial investments available for sale	0.1	–	–	–	0.1
– cumulative impairment	–	–	–	–
– amortised cost	0.1	–	–	–	0.1
– available-for-sale reserve	–	–	–	–	–

Financial assets designated at fair value	–	–	–	–	–
Trading assets	0.7	0.1	–	–	0.8

Derivative assets	0.3	0.2	–	–	0.5

Gross balance sheet exposure before risk mitigation	1.1	0.8	0.2	–	2.1

Risk mitigation	0.4	0.2	–	–	0.6
– short trading positions	0.1	–	–	–	0.1
– collateral and derivative liabilities	0.3	0.2	–	–	0.5

Net on-balance sheet exposure	0.7	0.6	0.2	–	1.5

Off-balance sheet exposures	–	0.1	1.0	–	1.1
– commitments	–	–	1.0	–	1.0
– guarantees and others	–	0.1	–	–	0.1

Total net exposure	0.7	0.7	1.2	–	2.6

Of which:
– net trading assets representing cash collateral posted	0.4	–	–	–	0.4
– on-balance sheet exposures held to meet DPF insurance liabilities	0.1	–	–	–	0.1

Total credit default swaps
– CDS asset positions	0.3	0.1	0.1	–	0.5
– CDS liability positions	(0.3)	(0.1)	(0.1)	–	(0.5)
– CDS asset notionals	1.5	0.6	0.7	–	2.8
– CDS liability notionals	1.4	0.6	0.8	–	2.8

At 30 June 2012, our total net exposure to Portugal was US$2.6bn, US$1.5bn higher than at the end of 2011. The increase was primarily in respect of other financial institutions and corporates for which there were higher amounts of off-balance sheet commitments in the first half of 2012. These increases were predominantly in support of internationally active corporates with significant operations outside Portugal, which reduces the risk.

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Exposures to Cyprus

At 30 June 2012
	Sovereign and agencies	Banks	Other financial institutions and corporates	Personal	Total
	US$bn	US$bn	US$bn	US$bn	US$bn

Cash and balances at central banks	–	–	–	–	–
Loans and advances	–	–	0.2	0.1	0.3
– gross	–	–	0.2	0.1	0.3
– impairment allowances	–	–	–	–	–

Financial investments held to maturity	–	–	–	–	–
– fair value	–	–	–	–	–

Financial investments available for sale	–	–	–	–	–
– cumulative impairment	–	–	–	–	–
– amortised cost	–	–	–	–	–
– available-for-sale reserve	–	–	–	–	–

Financial assets designated at fair value	–	–	–	–	–
Trading assets	–	–	–	–	–

Derivative assets	–	–	–	–	–

Gross balance sheet exposure before risk mitigation	–	–	0.2	0.1	0.3

Risk mitigation	–	–	–	–	–
– short trading positions	–	–	–	–	–
– collateral and derivative liabilities	–	–	–	–	–

Net on-balance sheet exposure	–	–	0.2	0.1	0.3

Off-balance sheet exposures	–	–	0.2	–	0.2
– commitments	–	–	0.1	–	0.1
– guarantees and others	–	–	0.1	–	0.1

Total net exposure	–	–	0.4	0.1	0.5

Of which:
– net trading assets representing cash collateral posted	–	–	–	–	–
– on-balance sheet exposures held to meet DPF insurance liabilities	–	–	–	–	–

Total credit default swaps
– CDS asset positions	–	–	–	–	–
– CDS liability positions	–	–	–	–	–
– CDS asset notionals	–	–	–	–	–
– CDS liability notionals	–	–	–	–	–

Exposures to selected other eurozone countries

Summary of net on-balance sheet exposures to selected other eurozone countries

	At 30 June 2012
	France	Germany	The Netherlands	Total
	US$bn	US$bn	US$bn	US$bn

Sovereign and agencies	50	27	15	92
Banks	34	15	6	55
Other financial institutions and corporates	37	18	10	65
Personal	14	–	–	14

At 30 June 2012, our net on-balance sheet exposure to France, Germany and the Netherlands was US$226bn, US$9bn lower than at the end of 2011.

At 30 June 2012, our net on-balance sheet exposure to the sovereign and agency debt of France, Germany and the Netherlands was US$92bn, US$5bn

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higher than at the end of 2011. Our exposure to France and Germany was commensurate with the size of our operations in these countries. In 2012, cash balances held with the Dutch Central Bank were reduced and redirected to the French Central Bank to align more closely with our underlying operations. The cash placements continued to be put into the euro clearing system managed by the ECB.

At 30 June 2012, our exposure to the bank debt of France, Germany, and the Netherlands was US$55bn, US$28bn lower than at the end of 2011. The decrease reflected our ongoing efforts to reduce exposure to counterparties domiciled in these countries with exposures to sovereigns and/or banks in peripheral eurozone countries of sufficient size to threaten the counterparties’ on-going viability in the event of an unfavourable conclusion to the current crisis.

At 30 June 2012, our exposure to the corporate and other financial institution debt of France, Germany and the Netherlands was US$65bn, US$14bn higher than at the end of 2011. Our exposure in Germany and France was commensurate with the size of our operations and was well diversified across portfolios, sectors and products.

Our relationships in these countries are mostly with large global entities that have significant operations outside their respective domestic markets. This mitigates our risk as these corporates have diversified the sources of their revenue and, more importantly, their ability to raise finance internationally should their domestic markets become strained.

In France, our exposure to personal lending at 30 June 2012 was US$14bn, similar to the amount of our exposure at the end of 2011. The exposure was mainly in residential mortgages, loans secured by a national guarantee scheme and unsecured personal loans, and both delinquency and impairment changes remained low.

Exposure to other eurozone countries

In addition to the countries disclosed above, HSBC had net on-balance sheet exposures to other eurozone countries that were not significant to the Group. Of these, the largest exposure was represented by our retail and corporate banking operations in Malta, which held assets of approximately US$4bn. Our second largest exposure was in Luxembourg with approximately US$2bn of exposure to sovereign, agencies and banks (mostly money market placements) and approximately US$2bn to other financial institutions and corporates (mostly loans and advances). We also had approximately US$2bn of exposure to sovereign and agencies in Austria. Our remaining net on-balance sheet exposure to the eurozone is less than 5% of the Group’s total equity.

Redenomination risk

As a result of the continuing distressed conditions experienced by the peripheral eurozone countries, there is an increased possibility of a member state exiting from the eurozone. There is currently no established legal framework within the European treaties to facilitate such an event; consequently, it is not possible to accurately predict the course of events and legal consequences that would ensue.

Our current view is that there would be a greater impact on HSBC from a euro exit of Greece, Italy or Spain than from Ireland, Portugal or Cyprus, where our exposures are substantially lower.

Key risks associated with an exit by a eurozone member include:

Foreign exchange losses: an exit would probably be accompanied by the passing of laws in the country concerned establishing a new local currency and providing for a redenomination of euro-denominated assets into the new local currency. The value of assets and liabilities in the country would immediately fall assuming the value of the redenominated currency is less than the original euros when translated into the carrying amounts. It is not possible to predict what the total consequential loss might be as it is uncertain which assets and liabilities would be legally re-denominated or what the extent of the devaluation would be. However, in order to provide an indication of one part of the possible exposure, the table below identifies assets and liabilities booked in our banking operations in Greece, Italy and Spain (described as ‘in-country’). These assets and liabilities predominantly comprise loans and deposits arising from our commercial banking operations in these countries. The net assets represent our net funding exposure to those countries which we consider most likely to be affected by a redenomination event. The table also identifies in-country off-balance sheet exposures as these are at risk of redenomination should they be called, giving rise to a balance sheet exposure. It is to be noted that this analysis can only be an indication as it does not include euro-denominated exposures booked by HSBC outside the countries at risk which are connected with those countries (see ‘external contracts’ below).

External contracts redenomination risk: contracts entered into between HSBC businesses based outside a country exiting the euro with in-country

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Interim Management Report (continued)

counterparties or those otherwise closely connected with the relevant country, may be affected by redenomination. The effect is subject to a high level of uncertainty. Factors such as the country law under which the contract is documented, the HSBC entity involved and the payment mechanism may all be relevant to this assessment, as will the precise exit scenario as the consequences on external contracts of a disorderly exit or one sanctioned under EU law may be different. In addition, capital controls could be introduced which may affect the ability to repatriate funds including currencies not affected by the redenomination event.

We have been actively identifying and monitoring potential redenomination risks and, where possible, taking steps with the potential to mitigate them and/or reduce our overall exposure to losses that might arise in the event of a redenomination. We would emphasise, however, that a euro exit could take the form of a number of different scenarios giving rise to distinct legal consequences which could significantly alter the potential effectiveness of any steps taken, and it is accordingly not possible to predict how effective particular measures may be until they are tested against the precise circumstances of a redenomination event.

In-country funding exposure at 30 June 2012

	Denominated in:
	Euros US$bn	US dollars US$bn	other currencies US$bn	Total US$bn

Greece
In-country assets	2.2	0.1	0.1	2.4
In-country liabilities	(1.4)	(0.8)	(0.1)	(2.3)

Net in-country funding exposure	0.8	(0.7)	–	0.1

Off-balance sheet exposure/hedging	(0.3)	0.4	0.1	0.2

Italy
In-country assets	1.3	–	–	1.3
In-country liabilities[10]	(2.0)	–	–	(2.0)

Net in-country funding exposure	(0.7)	–	–	(0.7)

Off-balance sheet exposure	0.3	–	–	0.3

Spain
In-country assets	3.3	0.7	0.1	4.1
In-country liabilities	(2.0)	(0.5)	–	(2.5)

Net in-country funding exposure	1.3	0.2	0.1	1.6

Off-balance sheet exposure	1.1	0.2	–	1.3

For footnote, see page 180.

Risk management and contingency planning

There is an established framework for dealing with counterparty and systemic crisis situations, both regionally and globally, which is complemented by regular specific and enterprise-wide stress testing and scenario planning. The framework functions both at pre and in-crisis situations and ensures that we have detailed operational plans in case an adverse scenario materialises.

The main focus continues to be Greece and Spain although we also consider additional scenarios including contagion risk or the exit of a higher impact country. This includes the setting up of a Eurozone Major Incident Group which meets regularly, complemented by a regional eurozone contingency plan covering all global businesses and functions. The plan has been tested and considers payments, legal, client account, internal and external communication and regulatory and compliance issues associated with eurozone breakup.

Stress testing

Our stress testing programme is described in the Annual Report and Accounts 2011 (page 188), and is a tool used to assess the impact of potential scenarios on regulatory capital.

In the course of 2012, we have examined several scenarios reflecting potential developments, both in the eurozone and more widely. Scenarios examined and reported to senior management in the course of the first half of 2012 included the following.

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Two global stress scenarios were considered, taking into account the market turmoil that may arise from an orderly or a disorderly Greek default. The analysis generated by the enterprise-wide stress testing informs and shapes ongoing and future management actions which the Group would need to take to mitigate the impact of the stress scenario. The analysis demonstrated that HSBC would remain satisfactorily capitalised under the mild and severe scenarios after taking account of assumed management actions. The assumptions which were applied in each scenario are set out below:

Mild scenario assumptions:

•	the situation in Greece worsens and there is an orderly default in Greece;

•	Greek banks also default and, with support from the EU and International Monetary Fund, they are bailed out;

•	increasing bond yields in Portugal, Ireland, Spain and Italy trigger further fiscal austerity measures, and governments strive to disassociate their countries from Greece;

•	through financial and trade linkages, an orderly default of Greece results in the spread of contagion to the rest of the world;

•	the UK, US and emerging markets are adversely affected, albeit to varying degrees; and

•	slower global demand curbs growth and increases the risk premium on interest rates as well as commodity prices.

Severe scenario assumptions:

•	a disorderly default of Greece, where the eurozone governments are unable to ring-fence peripheral countries and their banks;

•	default of Portugal and Ireland with increases in bond yields for high debt countries;

•	the ensuing credit crunch together with declining business and consumer confidence more than offset any relief gained from the depreciation of the euro;

•	investors become increasingly uncomfortable with the US and the UK’s fiscal positions, with the severe scenario resulting in a global slowdown; and

•	emerging economies are less affected by the financial shock.

In addition, our reverse stress test takes into consideration the eurozone crisis as one of its constituent scenarios.

Wholesale lending

Wholesale lending covers the range of credit facilities granted to sovereign borrowers, banks, non-bank financial institutions, corporate entities and commercial borrowers. Our wholesale portfolios are well diversified across geographical and industry sectors, with certain exposures subject to specific portfolio controls.

Middle East and North Africa

In the first half of 2012, significant unrest and political changes in the Middle East and North Africa were mainly confined to Syria and Egypt. Potential future risks arise from the threat to regional stability caused by the potential for the deteriorating internal situation in Syria to affect its neighbours. In Egypt, there is a risk that social unrest and the concomitant disruption to the management of the economy may persist if the recent presidential elections fail to defuse the threat of sustained political intervention by the Egyptian military.

The Group’s exposures in the region remain concentrated in our associate investment in Saudi Arabia and in the UAE, where the political landscapes remained stable. Economic growth in these countries is, however, showing signs of slowing as oil prices are affected by the weakening in the world economy. In the countries in which we have a presence we continue to carefully monitor and respond to developments while assisting customers in managing their own risks in the volatile environment.

We continued to work closely with the various entities related to the Government of Dubai to address their prevailing issues. In the first half of 2012, an agreement was reached between Dubai International Capital and its creditors for the restructuring of US$2.4bn of debt which has been extended for five years.

Commercial real estate

In 2012, credit quality across this sector showed some deterioration and there remains a risk of stress in certain markets. Our exposure to commercial real estate lending continued to be concentrated in Hong Kong, the UK and North America. The market in Hong Kong, after relative buoyancy in 2011, began to stabilise in 2012, partly due to initiatives taken by supervisory authorities. In the UK, many regions were negatively affected by weak growth in the economy, though London and the South East continued to exhibit relative strength. We are closely monitoring re-financing requirements in the UK market over the next two to three years. In North

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America, the market continued to be relatively stable, in part supported by the continued low levels of interest rates.

The aggregate of our commercial real estate and other property-related lending was US$115bn at 30 June 2012, broadly in line with 31 December 2011, representing 12% of total loans and advances to customers.

Personal lending

We provide a broad range of secured and unsecured personal lending products to meet customer needs. Given the diverse nature of the markets in which we operate, the range is not standard across all countries but is tailored to meet the demands of individual markets while using appropriate distribution channels and, wherever possible, global IT platforms.

Personal lending includes advances to customers for asset purchases, such as residential property and motor vehicles, where the loans are typically secured by the assets being acquired. We also offer loans secured on existing assets, such as first and second liens on residential property; unsecured lending products such as overdrafts, credit cards and payroll loans; and debt consolidation loans which may be secured or unsecured.

Group credit policy prescribes the range of acceptable residential property LTV thresholds with the acceptable maximum upper limit for new loans set between 75% and 95%. Specific LTV thresholds and debt-to-income ratios are managed at regional and country levels and, although the parameters must comply with Group policy, strategy and risk appetite, they differ in the various locations in which we operate in order to reflect the local economic and housing market conditions, regulations, portfolio performance, pricing and other product features.

In the first half of 2012, the credit quality of most of our personal lending portfolios improved, reflecting the continued low levels of interest rates and strong customer repayments in many markets, as well as actions taken in previous periods to tighten our lending criteria. Delinquency levels and loan impairment charges reduced in most markets while lending balances in our higher risk portfolios continued to be managed down.

In the US, the origination of new personal lending was limited as we have discontinued all new consumer finance real estate lending following the closure of the consumer finance distribution network. Customer lending balances across HSBC Finance portfolios continued to decline and, in May

2012, we completed the sale of the US Card and Retail Services business. In addition, in the first half of 2012, we engaged an adviser to assist us in exploring options to accelerate the liquidation of the CML portfolio and identified certain loan pools that we are targeting to sell in the future as market conditions permit.

The commentary that follows is on a constant currency basis.

At 30 June 2012, the Group’s exposure to personal lending was US$401bn, 2% higher than at 31 December 2011 reflecting a rise in first lien residential mortgage lending, mainly in the UK and Hong Kong, partly offset by a reduction in other personal lending. Loan impairment allowances on our personal lending portfolios were US$9.4bn, compared with US$9.7bn at the end of 2011, while the ratio of loan impairment allowances to total personal lending reduced from 2.5% at 31 December 2011 to 2.3% at 30 June 2012.

Loan impairment charges in our personal lending portfolios were US$3.2bn in the first half of 2012, 23% lower than in the first half of 2011 and representing 69% of the overall Group charge for loan impairment charges and other credit risk provisions. The decline was predominantly in the US and mainly reflected the reduction in balances in the CML portfolio, as well as an improvement in two-months-and-over contractual delinquency on balances less than 180 days past due. The decrease also reflected the sale of the Card and Retail Services business on 1 May 2012.

At 30 June 2012, total personal lending in the UK was US$139bn, representing a small increase from 31 December 2011, mainly due to growth in first lien residential mortgage balances following the success of marketing campaigns and competitive pricing. (UK mortgage lending is discussed in greater detail on page 135).

In Hong Kong, total personal lending grew by 4% compared with the end of 2011 to US$66bn, mainly due to a rise in first lien residential mortgage lending as our mortgage pricing remained competitive backed by a resilient property market.

In Rest of Asia-Pacific, we increased our personal lending following growth in first lien residential mortgage lending in Singapore, Malaysia and Australia, which reflected successful marketing efforts. This was partly offset by the transfer of personal lending balances in Korea to ‘assets held for sale’ following the announcement of the disposal of our RBWM business there.

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Total personal lending balances in the US at 30 June 2012 were US$63bn, a decrease of 5% compared with the end of 2011. The decline reflected the run-off of our CML portfolio, as well as the seasonal improvements in our collections as customers used tax refunds received in the first half of the year to repay debt.

In Latin America, personal lending decreased by 5% compared with 31 December 2011, following the transfer of balances to assets held for sale, as well as a reduction in other personal lending, in Brazil where we managed down our exposure to non-

strategic portfolios, including vehicle finance and certain other lending products and focused on higher quality lending including first lien residential mortgage lending. This complemented the range of corrective actions, including improving our collections capabilities, reducing third party originations and improving credit scoring models, that were implemented to limit our exposure to further market weakness following a rise in delinquency in 2011 which continued into the first half of 2012.

Total personal lending

	UK US$m	Rest of Europe US$m	US1[1] US$m	Rest of North America US$m	Other regions[1][1] US$m	Total US$m

At 30 June 2012
First lien residential mortgages	116,949	8,780	50,773	20,809	89,469	286,780

Other personal lending	21,807	26,114	12,405	7,624	46,072	114,022
– motor vehicle finance	–	29	15	24	3,852	3,920
– credit cards	10,961	2,640	791	1,188	13,543	29,123
– second lien residential mortgages	644	–	6,352	424	144	7,564
– other	10,202	23,445	5,247	5,988	28,533	73,415

Total personal lending	138,756	34,894	63,178	28,433	135,541	400,802

Impairment allowances on personal lending
First lien residential mortgages	(441)	(59)	(4,463)	(38)	(248)	(5,249)

Other personal lending	(609)	(400)	(1,425)	(121)	(1,581)	(4,136)
– motor vehicle finance	–	(4)	–	(1)	(166)	(171)
– credit cards	(165)	(189)	(35)	(33)	(417)	(839)
– second lien residential mortgages	(33)	–	(634)	(9)	–	(676)
– other	(411)	(207)	(756)	(78)	(998)	(2,450)

Total	(1,050)	(459)	(5,888)	(159)	(1,829)	(9,385)

– as a percentage of total personal lending	0.8%	1.3%	9.3%	0.6%	1.3%	2.3%

At 30 June 2011
First lien residential mortgages	110,768	9,225	55,118	21,572	85,408	282,091

Other personal lending	25,666	26,724	46,396	8,590	49,883	157,259
– motor vehicle finance	–	29	60	38	5,918	6,045
– credit cards	11,122	2,007	30,670	1,282	14,048	59,129
– second lien residential mortgages	795	1	8,509	553	288	10,146
– other	13,749	24,687	7,157	6,717	29,629	81,939

Total personal lending	136,434	35,949	101,514	30,162	135,291	439,350

Impairment allowances on personal lending
First lien residential mortgages	(336)	(61)	(3,980)	(24)	(323)	(4,724)

Other personal lending	(920)	(475)	(3,299)	(131)	(1,681)	(6,506)
– motor vehicle finance	–	(4)	–	–	(233)	(237)
– credit cards	(237)	(220)	(1,670)	(35)	(466)	(2,628)
– second lien residential mortgages	(51)	–	(697)	(12)	–	(760)
– other	(632)	(251)	(932)	(84)	(982)	(2,881)

Total	(1,256)	(536)	(7,279)	(155)	(2,004)	(11,230)

– as a percentage of total personal lending	0.9%	1.5%	7.2%	0.5%	1.5%	2.6%

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Interim Management Report (continued)

Total personal lending (continued)

	UK US$m	Rest of Europe US$m	US11 US$m	Rest of North America US$m	Other regions[11] US$m	Total US$m

At 31 December 2011
First lien residential mortgages	111,224	8,678	52,484	20,794	85,783	278,963

Other personal lending	22,218	24,027	14,087	7,971	46,359	114,662
– motor vehicle finance	–	24	20	29	4,494	4,567
– credit cards	11,279	2,192	833	1,262	13,922	29,488
– second lien residential mortgages	694	–	7,063	468	233	8,458
– other	10,245	21,811	6,171	6,212	27,710	72,149

Total personal lending	133,442	32,705	66,571	28,765	132,142	393,625

Impairment allowances on personal lending
First lien residential mortgages	(383)	(58)	(4,551)	(27)	(302)	(5,321)

Other personal lending	(745)	(366)	(1,659)	(109)	(1,560)	(4,439)
– motor vehicle finance	–	(4)	–	–	(164)	(168)
– credit cards	(177)	(148)	(46)	(35)	(428)	(834)
– second lien residential mortgages	(42)	(1)	(740)	(9)	–	(792)
– other	(526)	(213)	(873)	(65)	(968)	(2,645)

Total	(1,128)	(424)	(6,210)	(136)	(1,862)	(9,760)

– as a percentage of total personal lending	0.8%	1.3%	9.3%	0.5%	1.4%	2.5%

For footnotes, see page 180.

Mortgage lending

We offer a wide range of mortgage products designed to meet customer needs, including capital repayment, interest-only, affordability and offset mortgages.

The commentary that follows is on a constant currency basis.

At 30 June 2012, total mortgage lending, comprising both first lien and second lien residential mortgages, was US$294bn, an increase of 2% compared with the end of 2011.

US mortgage lending

In the US, total mortgage lending balances were US$57bn at 30 June 2012, a decline of 4% compared with the end of 2011. Overall, US mortgage lending represented 14% of our total personal lending and 19% of our total mortgage lending, compared with 15% and 21%, respectively, at 31 December 2011.

At 30 June 2012, mortgage lending balances at HSBC Finance were US$41bn, a decline of 7% compared with the end of 2011 due to the continued run-off of the CML portfolio. The reduction in balances also reflected seasonal improvements in collections as customers used tax refunds to make repayments. During the first half of 2012, we engaged an adviser to assist us in exploring options to accelerate the liquidation of this portfolio.

The rate at which balances in the CML portfolio are declining continues to be affected by the lack of refinancing opportunities available to our customers and the temporary suspension of foreclosure activities. We have now resumed foreclosure processing in substantially all states, though it will take time to work through the backlog of loans that have not yet been referred to foreclosure. In addition, our loan modification programmes, which are designed to improve cash collections and avoid foreclosure, are contributing to slower loan repayment rates.

See below for a breakdown of mortgage lending in HSBC Finance.

HSBC Finance US Consumer and Mortgage Lending12 – residential mortgages

	At 30 Jun 2012 US$m	At 30 Jun 2011 US$m	At 31 Dec 2011 US$m

Residential mortgages
First lien	37,188	42,276	39,608
Second lien	4,042	4,996	4,520

Total (A)	41,230	47,272	44,128

Impairment allowances	4,884	4,504	5,088
– as a percentage of (A)	11.8%	9.5%	11.5%

For footnotes, see page 180.

In HSBC Bank USA, we continued to sell the majority of new originations to the secondary market as a means of managing our interest rate risk and improving structural liquidity. Mortgage lending balances were US$16bn at 30 June 2012, an increase of 3% compared with the end of 2011, driven by increased origination to our Premier customers.

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A discussion of credit trends in the US mortgage lending portfolio and the steps taken to mitigate risk is provided in ‘US personal lending – credit quality’ on page 136.

Mortgage lending – rest of the world

Mortgage lending in the UK was US$118bn at 30 June 2012, representing the Group’s largest concentration of mortgage exposure, an increase of 4% compared with the end of 2011. In the first half of 2012, house prices in parts of the UK remained under pressure, with sentiment among potential buyers remaining cautious given economic uncertainty and high levels of unemployment.

The credit quality of our UK mortgage portfolio remained high, reflecting actions taken in previous periods including the restrictions on lending to purchase residential property for the purpose of rental. Almost all lending is originated through our own salesforce, and the self-certification of income is not permitted. The majority of our mortgage lending in the UK is to existing customers that hold current or savings accounts with HSBC. The average LTV ratio for new business was 58% at 30 June 2012, while loan impairment charges and delinquency levels in our UK mortgage book remained low, aided by the continued low levels of interest rates. In Hong Kong, mortgage lending was US$49bn, an increase of 4% compared with the end of 2011. The quality of our mortgage book was very strong with loan impairment charges at very low levels. The average LTV ratio on new mortgage sales was 50%.

The following table shows the levels of mortgage lending products in the various portfolios in the US, the UK and the rest of the HSBC Group.

Mortgage lending products

	UK US$m	Rest of Europe US$m	US1[1] US$m	Rest of North America US$m	Other regions[1][1] US$m	Total US$m

At 30 June 2012
First lien residential mortgages	116,949	8,780	50,773	20,809	89,469	286,780
Second lien residential mortgages	644	–	6,352	424	144	7,564

Total mortgage lending	117,593	8,780	57,125	21,233	89,613	294,344

Second lien as percentage of total mortgage lending	0.5%	–	11.1%	2.0%	0.2%	2.6%

Impairment allowances on mortgage lending	(474)	(59)	(5,097)	(47)	(248)	(5,925)
First lien residential mortgages	(441)	(59)	(4,463)	(38)	(248)	(5,249)
Second lien residential mortgages	(33)	–	(634)	(9)	–	(676)

Interest-only (including offset) mortgages	47,605	48	–	582	1,225	49,460
Affordability mortgages, including adjustable-rate mortgages (‘ARM’s)	35	480	16,424	276	6,014	23,229
Other	102	–	–	–	201	303

Total interest-only and affordability mortgages	47,742	528	16,424	858	7,440	72,992

– as a percentage of total mortgage lending	40.6%	6.0%	28.8%	4.0%	8.3%	24.8%

Negative equity mortgages[13]	2,291	–	13,782	166	155	16,394
Other loan to value ratios greater than 90%[14]	5,039	186	7,131	1,378	958	14,692

Total negative equity and other mortgages	7,330	186	20,913	1,544	1,113	31,086

– as a percentage of total mortgage lending	6.2%	2.1%	36.6%	7.3%	1.2%	10.6%

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Interim Management Report (continued)

Mortgage lending products (continued)

	UK US$m	Rest of Europe US$m	US1[1] US$m	Rest of North America US$m	Other regions[11] US$m	Total US$m

At 30 June 2011
First lien residential mortgages	110,768	9,225	55,118	21,572	85,408	282,091
Second lien residential mortgages	795	1	8,509	553	288	10,146

Total mortgage lending	111,563	9,226	63,627	22,125	85,696	292,237

Second lien as percentage of total mortgage lending	0.7%	–	13.4%	2.5%	0.3%	3.5%

Impairment allowances on mortgage lending	(387)	(61)	(4,677)	(36)	(323)	(5,484)
First lien residential mortgages	(336)	(61)	(3,980)	(24)	(323)	(4,724)
Second lien residential mortgages	(51)	–	(697)	(12)	–	(760)

Interest-only (including offset) mortgages	45,730	54	–	810	1,362	47,956
Affordability mortgages, including ARMs	692	572	17,789	276	7,816	27,145
Other	118	–	–	–	195	313

Total interest-only and affordability mortgages	46,540	626	17,789	1,086	9,373	75,414

– as a percentage of total mortgage lending	41.7%	6.8%	28.0%	4.9%	10.9%	25.8%

Negative equity mortgages[13]	2,365	–	16,368	86	317	19,136
Other loan to value ratios greater than 90%[14]	5,925	265	9,168	1,648	1,193	18,199

Total negative equity and other mortgages	8,290	265	25,536	1,734	1,510	37,335

– as a percentage of total mortgage lending	7.4%	2.9%	40.1%	7.8%	1.8%	12.8%

	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2011
First lien residential mortgages	111,224	8,678	52,484	20,794	85,783	278,963
Second lien residential mortgages	694	–	7,063	468	233	8,458

Total mortgage lending	111,918	8,678	59,547	21,262	86,016	287,421

Second lien as percentage of total mortgage lending	0.6%	–	11.9%	2.2%	0.3%	2.9%
Impairment allowances on mortgage lending	(425)	(59)	(5,291)	(36)	(302)	(6,113)
First lien residential mortgages	(383)	(58)	(4,551)	(27)	(302)	(5,321)
Second lien residential mortgages	(42)	(1)	(740)	(9)	–	(792)

Interest-only (including offset) mortgages	46,886	48	–	667	1,256	48,857
Affordability mortgages, including ARMs	177	496	17,089	277	6,894	24,933
Other	106	–	–	–	189	295

Total interest-only and affordability mortgages	47,169	544	17,089	944	8,339	74,085

– as a percentage of total mortgage lending	42.1%	6.3%	28.7%	4.4%	9.7%	25.8%

Negative equity mortgages[1][3]	2,149	–	14,401	64	823	17,437
Other loan to value ratios greater than 90%[1][4]	4,845	210	7,964	1,430	1,469	15,918

Total negative equity and other mortgages	6,994	210	22,365	1,494	2,292	33,355

– as a percentage of total mortgage lending	6.2%	2.4%	37.6%	7.0%	2.7%	11.6%

For footnotes, see page 180.

US personal lending

Credit quality

During the first half of 2012, the muted improvement in US economic conditions continued. In the second quarter, GDP growth was revised down to 1.9%, while consumer spending growth remained moderate. Serious threats to economic growth remain, including high energy costs, uncertainty in the housing market and unemployment levels, which declined from the end of 2011 but remained high at 8.2%

Mortgage lending

In the first half of 2012, we further reduced our mortgage exposure in the US as balances continued to run off in our CML portfolio as discussed on

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Interim Management Report (continued)

page 134. At 30 June 2012, first lien residential mortgage lending balances were US$51bn, a decline of 3% compared with the end of 2011.

In our CML first lien residential mortgage portfolio, two-months and over delinquent balances were US$7.7bn, compared with US$7.9bn at December 2011 over the same period. The decline reflected seasonal improvements in our collections in the first half of 2012. In addition, the improvement reflected a decrease in delinquency on accounts less than 180 days contractually delinquent as lending balances continued to run off and economic conditions improved. The reduction was partly offset by the increase in late stage delinquency driven by the temporary suspension of foreclosure activities which began in late 2010, although this has now resumed in substantially all states. In our HSBC Bank USA portfolio, two-months and over delinquent balances remained unchanged at US$1.1bn.

Second lien residential mortgage loans have a risk profile characterised by higher LTV ratios, because in the majority of cases the loans were taken out to complete the refinancing of properties. Loss experience on default of second lien loans has typically approached 100% of the amount outstanding, as any equity in the property is initially applied to the first lien loan.

The majority of second lien residential mortgages are taken up by customers who hold a first lien mortgage issued by a third party. Impairment allowances for these loans are determined by applying a roll-rate migration analysis which captures the propensity of these loans to default based on past experience.

Approximately 97% of our US second lien residential mortgages, where the first lien residential mortgages are held or serviced by us and have a delinquency status of 90 days or more past due, are themselves 90 days or more past due. Once we assume a second lien residential mortgage loan is likely to progress to write-off, the loss severity assumed in establishing our impairment allowance is close to 100%.

In the US, second lien mortgage balances declined by 10% to US$6.4bn at 30 June 2012, representing 11% of the overall US mortgage lending portfolio. Two months or more delinquent balances were US$515m at 30 June 2012 compared with US$674m at 31 December 2011.

Valuation of foreclosed properties in the US

We obtain real estate by foreclosing on the collateral pledged as security for residential mortgages. Prior to foreclosure, carrying amounts of the loans in excess of fair value less costs to sell are written down to the discounted cash flows expected to be recovered, including from the sale of the property. Broker price opinions are obtained and updated every 180 days and real estate price trends are reviewed quarterly to reflect any improvement or additional deterioration. Our methodology is regularly validated by comparing the discounted cash flows expected to be recovered based on current market conditions (including estimated cash flows from the sale of the property) to the updated broker price opinion, adjusted for the estimated historical difference between interior and exterior appraisals. The fair values of foreclosed properties are initially determined based on broker price opinions. Within 90 days of foreclosure, a more detailed property valuation is performed reflecting information obtained from a physical interior inspection of the property and additional loan impairment allowances or write-downs are recorded as appropriate. Updates to the valuation are performed no less than once every 45 days until the property is sold, with declines or increases recognised through changes to impairment allowances.

As previously reported, beginning in late 2010 we temporarily suspended all new foreclosure proceedings and in early 2011 ceased foreclosures where judgement had yet to be entered while we enhanced our processes. We have now resumed the processing of suspended foreclosures and initiating new foreclosures in substantially all states. There remains a significant backlog of foreclosures which will take time to resolve. Any additional delays in the processing of foreclosures could result in an increase in loss severity.

The number of foreclosed properties at HSBC Finance at 30 June 2012 decreased compared with the end of December 2011 due to the suspension of foreclosures discussed above, as well as continuing sales of foreclosed properties. We expect the number of foreclosed properties added to the inventory will begin to increase in the second half of 2012, but this will continue to be affected by ongoing refinements to our processes and extended foreclosure timelines.

The average total loss on foreclosed properties and the average loss on sale of foreclosed properties decreased compared with the second half of 2011. This reflected a lower mix of properties sold which we had held for longer periods of time. Generally the length of time a property is held is reflected in the condition and ultimately the sale price. In addition, a greater proportion of properties sold where we had accepted a deed-in-lieu, partly offset by lower house prices in the first half of 2012. Typically, losses on a deed-in-lieu are lower than losses from properties acquired through a standard foreclosure process and provide quicker resolution to the delinquent account.

137

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Interim Management Report (continued)

HSBC Finance: foreclosed properties in the US

	Half-year to
	30 June 2012	30 June 2011	31 December 2011

Number of foreclosed properties at end of period	2,836	6,982	3,511
Number of properties added to foreclosed inventory in the half year	3,615	8,071	3,116
Average loss on sale of foreclosed properties[1][5]	7%	8%	9%
Average total loss on foreclosed properties[1][6]	55%	55%	57%
Average time to sell foreclosed properties (days)	179	168	200

For	footnotes, see page 180.

Credit cards

In the first half of 2012 we completed the sale of our US Card and Retail Services business, transferring the related general and private label credit card lending balances to the purchaser. The residual balances in the US related to HSBC Bank USA’s credit card programme.

Personal non-credit card lending

Personal non-credit card lending balances in the US fell, largely due to run-off. Two months or more delinquent balances declined reflecting the run-off and seasonal improvement in collections.

Loan delinquency

The table below sets out the trends in two months and over contractual delinquencies.

Trends in two months and over contractual delinquency in the US

	At 30 June 2012 US$m		At 30 June 2011 US$m		At 31 December 2011 US$m

In Personal lending in the US
First lien residential mortgages	8,851		7,864		9,065
Consumer and Mortgage Lending	7,662		6,852		7,922
Other mortgage lending	1,189		1,012		1,143

Second lien residential mortgages	515		646		674
Consumer and Mortgage Lending	372		478		501
Other mortgage lending	143		168		173

Credit card	29		628		714
Private label	–		285		316
Personal non-credit card	339		517		513

Total	9,734		9,940		11,282

	%	[17]	%	[17]	%	[17]

First lien residential mortgages	17.4		14.3		17.1
Second lien residential mortgages	7.9		7.6		8.5
Credit card	3.7		3.3		3.8
Private label	–		2.4		2.5
Personal non-credit card	6.3		7.2		8.3

Total	15.3		9.8		11.4

For footnote, see page 180.

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Interim Management Report (continued)

Credit quality of financial instruments

The five classifications describing the credit quality of our lending, debt securities portfolios and derivatives are set out in the Appendix to Risk on page 183 and defined on page 191 of the Annual Report and Accounts 2011. Additional credit quality information in respect of our consolidated holdings of ABSs is provided on page 154.

During 2011, we amended our presentation of impaired loans for portfolios with significant levels of forbearance to provide more relevant information on the effect of forbearance on the credit risk of loans and advances. This change in presentation does not affect the accounting policy for the recognition of loan impairment allowances. Further details are provided on page 146.

For the purpose of the following disclosure, retail loans which are past due up to 89 days and are not otherwise classified as impaired in accordance with our disclosure convention (see page 146), are not disclosed within the expected loss (‘EL’) grade to which they relate, but are separately classified as past due but not impaired.

Distribution of financial instruments by credit quality

	Neither past due nor impaired				Past due but not impaired US$m	Impaired US$m	Impairment allowances[18] US$m	Total US$m
	Strong US$m	Good US$m	Satisfactory US$m	Sub- standard US$m

At 30 June 2012
Cash and balances at central banks	146,337	1,364	210	–	–	–		147,911
Items in the course of collection from other banks	10,628	173	274	–	–	–		11,075
Hong Kong Government certificates of indebtedness	21,283	–	–	–	–	–		21,283

Trading assets[19]	242,618	68,646	49,377	711				361,352
– treasury and other eligible bills	26,256	2,726	1,116	–				30,098
– debt securities	97,559	14,196	19,458	350				131,563
– loans and advances:
to banks	60,832	26,423	7,474	101				94,830
to customers	57,971	25,301	21,329	260				104,861

Financial assets designated at fair value[19]	8,356	5,438	608	133				14,535
– treasury and other eligible bills	77	–	14	–				91
– debt securities	8,228	5,359	520	131				14,238
– loans and advances:
to banks	51	–	74	2				127
to customers	–	79	–	–				79

Derivatives[19]	271,850	53,347	27,875	2,862				355,934

Loans and advances held at amortised cost	611,942	259,989	217,188	26,981	17,517	40,832	(17,273)	1,157,176
– to banks	142,693	28,284	10,531	639	12	88	(56)	182,191
– to customers[20]	469,249	231,705	206,657	26,342	17,505	40,744	(17,217)	974,985

Financial investments	330,781	27,343	23,265	3,456	–	2,205		387,050
– treasury and other similar bills	62,669	4,691	4,093	99	–	–		71,552
– debt securities	268,112	22,652	19,172	3,357	–	2,205		315,498

Assets held for sale	4,677	1,365	3,125	665	449	366	(106)	10,541
– disposal groups	4,632	1,365	3,125	665	447	255	(106)	10,383
– non-current assets held for sale	45	–	–	–	2	111	–	158

Other assets	11,908	7,672	12,403	1,604	290	520		34,397
– endorsements and acceptances	2,172	4,807	4,849	945	5	4		12,782
– accrued income and other	9,736	2,865	7,554	659	285	516		21,615

	1,660,380	425,337	334,325	36,412	18,256	43,923	(17,379)	2,501,254

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Interim Management Report (continued)

Distribution of financial instruments by credit quality (continued)

	Neither past due nor impaired				Past due but not impaired US$m	Impaired[7] US$m	Impairment allowances[18] US$m	Total US$m
	Strong US$m	Good US$m	Satisfactory US$m	Sub- standard US$m

At 30 June 2011
Cash and balances at central banks	66,860	999	229	130	–	–		68,218
Items in the course of collection from other banks	14,107	658	291	2	–	–		15,058
Hong Kong Government certificates of indebtedness	19,745	–	–	–	–	–		19,745

Trading assets[19]	318,456	51,432	62,735	5,609				438,232
– treasury and other eligible bills	21,488	1,197	1,214	–				23,899
– debt securities	173,233	10,726	22,215	2,631				208,805
– loans and advances:
to banks	73,490	20,773	4,347	1,524				100,134
to customers	50,245	18,736	34,959	1,454				105,394

Financial assets designated at fair value[19]	7,856	5,356	6,700	65				19,977
– treasury and other eligible bills	207	–	–	–				207
– debt securities	6,660	5,085	6,686	65				18,496
– loans and advances:
to banks	70	271	14	–				355
to customers	919	–	–	–				919

Derivatives[19]	211,625	34,718	11,096	3,233				260,672
Loans and advances held at amortised cost	695,086	302,837	186,904	31,426	22,166	44,406	(18,894)	1,263,931
– to banks	182,273	35,168	7,666	785	116	197	(162)	226,043
– to customers[20]	512,813	267,669	179,238	30,641	22,050	44,209	(18,732)	1,037,888

Financial investments	351,940	24,373	25,631	4,103	–	2,603		408,650
– treasury and other similar bills	54,771	3,370	3,479	44	–	–		61,664
– debt securities	297,169	21,003	22,152	4,059	–	2,603		346,986

Other assets	11,982	7,285	15,106	1,525	637	254		36,789
– endorsements and acceptances	1,801	4,228	4,776	499	16	18		11,338
– accrued income and other	10,181	3,057	10,330	1,026	621	236		25,451

	1,697,657	427,658	308,692	46,093	22,803	47,263	(18,894)	2,531,272

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Interim Management Report (continued)

	Neither past due nor impaired				Past due but not impaired US$m	Impaired US$m	Impairment allowances[18] US$m	Total US$m
	Strong US$m	Good US$m	Satisfactory US$m	Sub- standard US$m

At 31 December 2011
Cash and balances at central banks	126,926	2,678	263	35	–	–		129,902
Items in the course of collection from other banks	7,707	150	350	1	–	–		8,208
Hong Kong Government certificates of indebtedness	20,922	–	–	–	–	–		20,922

Trading assets[19]	231,594	37,182	39,171	1,502				309,449
– treasury and other eligible bills	33,199	538	564	8				34,309
– debt securities	103,163	8,497	18,188	639				130,487
– loans and advances:
to banks	49,021	20,699	5,186	619				75,525
to customers	46,211	7,448	15,233	236				69,128

Financial assets designated at fair value[19]	7,176	4,728	830	192				12,926
– treasury and other eligible bills	123	–	–	–				123
– debt securities	6,148	4,728	767	191				11,834
– loans and advances:
to banks	55	–	63	1				119
to customers	850	–	–	–				850

Derivatives[19]	279,557	45,858	18,627	2,337				346,379
Loans and advances held at amortised cost	609,081	245,352	194,661	28,210	20,009	41,739	(17,636)	1,121,416
– to banks	144,815	28,813	6,722	568	39	155	(125)	180,987
– to customers[20]	464,266	216,539	187,939	27,642	19,970	41,584	(17,511)	940,429

Financial investments	340,173	24,757	22,139	3,532	–	2,233		392,834
– treasury and other similar bills	58,627	3,348	3,144	104	–	–		65,223
– debt securities	281,546	21,409	18,995	3,428	–	2,233		327,611

Assets held for sale	14,365	12,587	7,931	536	2,524	1,479	(1,614)	37,808
– disposal groups	14,317	12,587	7,931	536	2,522	1,467	(1,614)	37,746
– non-current assets held for sale	48	–	–	–	2	12	–	62

Other assets	11,956	6,526	12,379	1,193	421	517		32,992
– endorsements and acceptances	1,789	4,075	4,629	504	10	3		11,010
– accrued income and other	10,167	2,451	7,750	689	411	514		21,982

	1,649,457	379,818	296,351	37,538	22,954	45,968	(19,250)	2,412,836

For footnotes, see page 180.

We assess credit quality on all financial instruments which are subject to credit risk. The balance of these financial instruments at 30 June 2012 was US$2,501bn, of which US$1,661bn or 66% were classified as ‘strong’. This percentage was broadly in line with 31 December 2011. The proportion of financial instruments classified as ‘good’ and ‘satisfactory’ remained broadly stable at 17% and 13%, respectively. The proportion of ‘sub-standard’ financial instruments remained low at 1% at 30 June 2012.

Loans and advances held at amortised cost on which credit quality has been assessed increased by 3% to US$1,157bn. At 30 June 2012, 75% of the Group’s lending balances were classified as either ‘strong’ or ‘good’, broadly in line with the end of 2011.

Financial investments on which credit quality is assessed were US$387bn at 30 June 2012, compared with US$393bn at 31 December 2011. The majority of the Group’s exposure was in the form of available-for-sale debt securities issued by

HSBC HOLDINGS PLC

Interim Management Report (continued)

government and government agencies classified as ‘strong’ and this proportion was broadly in line with the end of 2011.

Derivative assets on which credit quality has been assessed increased by 3% to US$356bn compared with 31 December 2011. This rise was mainly in Europe, driven by a significant rise in the fair value of interest rate contracts due to downward movements of yield curves in major currencies, reflecting the ongoing monetary response to the economic weakness and turmoil in the eurozone. The proportion of balances classified as ‘strong’ declined marginally from 81% at the end of 2011 to 76% at 30 June 2012 and the proportion of ‘satisfactory’ balances increased from 5% to 8%.

Trading assets on which credit quality has been assessed grew by 17% to US$361bn from 31 December 2011, as client activity increased from the subdued levels seen in the second half of 2011. This resulted in higher reverse repo and equity securities balances as well as a rise in settlement account balances, which vary significantly in proportion to the level of trading activity. The proportion of balances classified as ‘strong’ declined despite an overall increase in total balances classified as ‘strong’. This reflected a rise in the reverse repo transactions with counterparties classified as ‘good’ and ‘satisfactory’, as well as the downgrade of certain eurozone countries which resulted in the movement of related debt securities balances from ‘strong’ to ‘good’.

Cash and balances at central banks, on which credit quality has been assessed, increased by 14% to US$148bn, reflecting the deposit of surplus liquidity in Europe with the local central bank. Substantially all of the Group’s cash and balances at central banks were classified as ‘strong’, with the most significant concentrations in Europe and North America.

Assets held for sale on which credit quality has been assessed declined, with reductions across all classifications, following the completion of the sale of our Card and Retail Services business in the US.

Past due but not impaired gross financial instruments

Past due but not impaired loans are those for which the customer is in the early stages of delinquency and has failed to make a payment, or a partial payment, in accordance with the contractual terms of the loan agreement. This is typically where a loan is past due up to 89 days and there are no other indicators of impairment.

Further examples of exposures past due but not impaired include individually assessed mortgages that are in arrears 90 days or more where there are no other indicators of impairment, but where the value of collateral is sufficient to repay both the principal debt and all potential interest for at least one year; and short-term trade facilities past due more than 90 days for technical reasons such as delays in documentation, but where there is no concern over the creditworthiness of the counterparty. Where groups of loans are collectively assessed for impairment, collective impairment allowances are recognised for loans classified as past due but not impaired.

At 30 June 2012, US$17.5bn of loans and advances held at amortised cost were classified as past due but not impaired (31 December 2011: US$20.0bn; 30 June 2011: US$22.2bn). The largest concentration of these balances was in HSBC Finance. The decrease in 2012 was primarily due to lower lending balances resulting in a reduction in early stage delinquency in the CML portfolio.

Past due but not impaired gross loans and advances to customers and banks by geographical region

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

At 30 June 2012	2,259	1,084	2,548	980	7,874	2,772	17,517
At 30 June 2011[7]	2,528	1,071	2,377	1,292	11,447	3,451	22,166
At 31 December 2011	1,990	1,107	2,319	1,165	10,216	3,212	20,009

For footnote, see page 180.

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Interim Management Report (continued)

Past due but not impaired gross loans and advances to customers and banks by industry sector

	At 30 June 2012 US$m	At 30 June 2011[7] US$m	At 31 December 2011 US$m

Banks	12	116	39
Customers	17,505	22,050	19,970
Personal	12,153	16,689	13,951
Corporate and commercial	5,011	5,047	5,855
Financial	341	314	164

	17,517	22,166	20,009

For footnote, see page 180.

Ageing analysis of days past due but not impaired gross financial instruments

	Up to 29 days US$m	30-59 days US$m	60-89 days US$m	90-179 days US$m	180 days and over US$m	Total US$m

At 30 June 2012
Loans and advances held at amortised cost	13,137	2,903	1,307	79	91	17,517
– to banks	12	–	–	–	–	12
– to customers	13,125	2,903	1,307	79	91	17,505

Assets held for sale[1]	270	116	50	6	7	449
– disposal groups	270	114	50	6	7	447
– non-current assets held for sale	–	2	–	–	–	2

Other assets	168	39	30	10	43	290
– endorsements and acceptances	3	1	–	–	1	5
– other	165	38	30	10	42	285

	13,575	3,058	1,387	95	141	18,256

At 30 June 2011
Loans and advances held at amortised cost[7]	16,125	3,808	1,911	185	137	22,166
– to banks	116	–	–	–	–	116
– to customers	16,009	3,808	1,911	185	137	22,050

Other assets	317	166	72	30	52	637
– endorsements and acceptances	13	1	–	–	2	16
– other	304	165	72	30	50	621

	16,442	3,974	1,983	215	189	22,803

At 31 December 2011
Loans and advances held at amortised cost	14,239	3,680	1,727	223	140	20,009
– to banks	39	–	–	–	–	39
– to customers	14,200	3,680	1,727	223	140	19,970

Assets held for sale[1]	1,563	644	307	8	2	2,524
– disposal groups	1,563	644	307	7	1	2,522
– non-current assets held for sale	–	–	–	1	1	2

Other assets	225	80	37	22	57	421
– endorsements and acceptances	7	2	–	1	–	10
– other	218	78	37	21	57	411

	16,027	4,404	2,071	253	199	22,954

For footnotes, see page 180.

Renegotiated loans and forbearance

Current policies and procedures regarding renegotiated loans and forbearance are described in the Appendix to Risk on page 183.

The contractual terms of a loan may be modified for a number of reasons including changing market conditions, customer retention and other factors not related to the current or potential credit deterioration of a customer. When the contractual payment terms of a loan have been modified because we have significant concerns about the borrower’s ability to meet contractual payments when due, these loans are classified as ‘renegotiated loans’. For the purposes of this disclosure the term ‘forbearance’ is synonymous with the renegotiation of loans for these purposes.

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Interim Management Report (continued)

Renegotiated loans and advances to customers

	At 30 June 2012
	Neither past due nor impaired US$m	Past due but not impaired US$m	Impaired US$m	Total US$m

Retail	8,007	3,532	19,229	30,768
First lien residential mortgages	5,841	2,842	16,096	24,779
Other personal	2,166	690	3,133	5,989

Commercial real estate	2,392	30	3,216	5,638
Corporate and commercial	4,387	401	3,993	8,781
Financial	261	–	560	821
Governments	44	–	117	161

	15,091	3,963	27,115	46,169
Total renegotiated loans and advances to customers as a percentage of total gross loans and advances to customers				4.7%

	At 30 June 2011				At 31 December 2011
	Neither past due nor impaired US$m	Past due but not impaired US$m	Impaired US$m	Total US$m	Neither past due nor impaired US$m	Past due but not impaired US$m	Impaired US$m	Total US$m

Retail	8,504	4,074	20,454	33,032	8,133	4,401	19,125	31,659
First lien residential mortgages	5,595	3,123	16,872	25,590	5,916	3,560	15,932	25,408
Other personal	2,909	951	3,582	7,442	2,217	841	3,193	6,251

Commercial real estate	2,697	10	2,659	5,366	2,793	9	3,248	6,050
Corporate and commercial	4,092	342	3,141	7,575	3,432	461	3,376	7,269
Financial	341	–	552	893	249	–	491	740
Governments	116	–	21	137	113	2	132	247

	15,750	4,426	26,827	47,003	14,720	4,873	26,372	45,965
Total renegotiated loans and advances to customers as a percentage of total gross loans and advances to customers				4.4%				4.8%

Renegotiated loans and advances to customers by geography

	At 30 June 2012 US$m	At 30 June 2011 US$m	At 30 December 2011 US$m

Europe	12,423	11,250	11,464
Hong Kong	419	478	447
Rest of Asia-Pacific	445	608	448
Middle East and North Africa	2,649	2,095	2,655
North America	27,528	29,761	28,475
Latin America	2,705	2,811	2,476

	46,169	47,003	45,965

Total impairment allowances on renegotiated loans	7,350	8,899	7,670
Individually assessed	2,422	1,989	2,311
Collectively assessed	4,928	6,910	5,359

Renegotiated loans totalled US$46.2bn at 30 June 2012 (30 June 2011: US$47.0bn; 31 December 2011: US$46.0bn). The most significant portfolio of renegotiated loans remains in North America and, at 30 June 2012, amounted to US$27.5bn or 60% of total renegotiated loans

(30 June 2011: US$29.8bn or 63%; 31 December 2011: US$28.5bn or 62%), substantially all of which were retail loans held by HSBC Finance. Of the total renegotiated loans in North America, US$17.9bn were presented as impaired at 30 June 2012 (30 June 2011: US$19.2bn; 31 December 2011: US$17.8bn),

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Interim Management Report (continued)

and the ratio of total impairment allowances to impaired loans at 30 June 2012 was 27% (30 June 2011: 34%; 31 December 2011: 28%).

Europe is the next largest portfolio of renegotiated loans which, at 30 June 2012, amounted to US$12.4bn (30 June 2011: US$11.3bn; 31 December 2011: US$11.5bn), constituting 27% of total renegotiated loans (30 June 2011: 24%; 31 December 2011: 25%). Of the total renegotiated loans in Europe, US$6.2bn were presented as impaired at 30 June 2012 (30 June 2011: US$5.4bn; 31 December 2011: US$6.0bn), and the ratio of total impairment allowances to impaired loans at 30 June 2012 was 27% (30 June 2011: 30%; 31 December 2011: 30%). Renegotiated balances in Europe were largely concentrated in the commercial real estate sector 38% (30 June 2011: 40%; 31 December 2011: 41%) and the corporate and commercial sector 38% (30 June 2011: 34%; 31 December 2011: 32%). The commercial real estate sector, particularly in the UK, continued to face weakening in property values and a reduction in institutions funding commercial real estate lending. The commercial real estate mid-market sector continued to experience higher levels of renegotiation activity than is evident with larger corporates, where borrowers are generally better capitalised and have access to wider funding market opportunities. In all cases, in assessing the acceptability of renegotiated loans, we consider the ability to service interest as a minimum and reduce capital repayments if possible. Despite Europe and the UK, in particular, holding the single largest retail lending portfolio in the Group, renegotiations of retail loans in this region were limited due to the quality of the residential mortgage book.

The balance of renegotiated loans in the Middle East and North Africa and Latin America (primarily in Mexico and Brazil) remained predominately concentrated in the corporate and commercial sectors. Forbearance in Hong Kong and Rest of Asia-Pacific remained insignificant.

HSBC Finance loan modifications and re-ageing

HSBC Finance maintains loan modification and re-age (‘loan renegotiation’) programmes in order to manage customer relationships, improve collection opportunities and, if possible, avoid foreclosure. For further details on HSBC Finance’s loan renegotiation programmes, see page 131 of the Annual Report and Accounts 2011.

At 30 June 2012, renegotiated real estate secured accounts represented 85% (30 June 2011: 86%; 31 December 2011: 86%) of North America’s total renegotiated loans, and US$15.6bn (30 June 2011: US$17.4bn; 31 December 2011: US$16.0bn) of renegotiated real estate secured loans in HSBC Finance were classified as impaired.

Gross loan portfolio of HSBC Finance real estate secured accounts

	Re-aged[21]	Modified and re-aged	Modified	Total renegotiated loans	Total non- renegotiated loans	Total gross loans	Total impairment allowances	Impairment allowances/ gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%

30 June 2012	9,906	12,171	1,293	23,370	17,860	41,230	4,884	12
30 June 2011	10,507	13,460	1,757	25,724	21,548	47,272	4,504	10
31 December 2011	10,265	12,829	1,494	24,588	19,540	44,128	5,088	12

For footnote, see page 180.

Number of renegotiated real estate secured accounts remaining in HSBC Finance’s portfolio

	Number of renegotiated loans
	Re-aged	Modified and re-aged	Modified	Total
	(000s)	(000s)	(000s)	(000s)

30 June 2012	118	109	13	240
30 June 2011	122	113	17	252
31 December 2011	121	112	14	246

During the half-year to 30 June 2012, the aggregate number of renegotiated loans reduced, despite renegotiation activity continuing, due to the run-off of the portfolio. Within the constraints of our Group credit policy, HSBC Finance’s policies allow for multiple renegotiations under certain circumstances, and a number of accounts received a second (or further) renegotiation during the year which are not duplicated in the statistics presented above. These statistics present a loan as an addition to the volume of renegotiated loans on its first renegotiation only. At 30 June 2012, renegotiated

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Interim Management Report (continued)

loans were 57% (30 June 2011: 55%; 31 December 2011: 56%) of HSBC Finance’s real estate secured accounts.

Corporate and commercial forbearance

For the current policies and procedures regarding forbearance in the corporate and commercial sector, see page 188 in the Annual Report and Accounts 2011.

In the corporate and commercial sector, the increase of US$1,512m in renegotiated loans for the half-year ended 30 June 2012 compared with the end of 2011 was a result of increased forbearance activity in Europe, Middle East and North Africa and Latin America. In Europe the increases primarily related to CMB customers in the UK. In Middle East and North Africa, the increase was due largely to two significant individual loan renegotiations for UAE based borrowers, the larger of the two being cash secured. In Latin America the increase was largely related to Brazil due to a small number of larger corporate restructurings and increased restructuring activity in Business Banking.

In the commercial real estate sector the balance of renegotiated loans decreased by US$412m, compared with the end of 2011, mainly in the Middle East and North Africa. This predominately related to a decrease in balances for a single CMB customer in Bahrain.

Impaired loans

During 2011 we adopted a revised disclosure convention for the presentation of impaired loans and advances for geographical regions with significant levels of forbearance. The previous impaired loans disclosure convention was that impaired loans and advances were those classified as customer risk rating (‘CRR’) 9, CRR 10, EL 9 or EL 10 and all retail loans 90 days or more past due, unless individually they had been assessed as not impaired. Our current impaired loan disclosure convention is described below.

Impaired loans and advances are those that meet any of the following criteria:

•	loans and advances classified as CRR 9, CRR 10, EL 9 or EL 10 (a description of our internal credit rating grades is provided on page 184);
•	retail exposures 90 days or more past due, unless individually they have been assessed as not impaired; or

•

renegotiated loans and advances that have been subject to a change in contractual cash flows as a result of a concession which the lender would not otherwise consider, and where it is probable that without the concession the borrower would be unable to meet its contractual payment obligations in full, unless the concession is insignificant and there are no other indicators of impairment. Renegotiated loans remain classified as impaired until there is sufficient evidence to demonstrate a significant reduction in the risk of non-payment of future cash flows, and there are no other indicators of impairment.

For loans that are assessed for impairment on a collective basis, the evidence to support reclassification as no longer impaired typically comprises a history of payment performance against the original or revised terms, depending on the nature and volume of forbearance and the credit risk characteristics surrounding the renegotiation. For loans that are assessed for impairment on an individual basis, all available evidence is assessed on a case by case basis.

In HSBC Finance, where a significant majority of HSBC’s loan forbearance activity occurs, the demonstrated history of payment performance is with reference to the original terms of the contract, reflecting the higher credit risk characteristics of this portfolio. The payment performance periods are monitored to ensure they remain appropriate to the levels of recidivism observed within the portfolio.

Further disclosure about loans subject to forbearance is provided on page 143. Renegotiated loans and forbearance disclosures are subject to evolving industry practice and regulatory guidance.

Impaired loan comparative data at 30 June 2011 have been restated to reflect the revised impaired loans disclosure convention. The following table shows the effect of the restatement on 30 June 2011 total reported impaired loans and advances to customers.

The impaired loan comparative data at 31 December 2011 were previously published in accordance with the revised disclosure convention. For further details see page 133 of the Annual Report and Accounts 2011.

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Interim Management Report (continued)

Impaired loans and advances to customers

At 30 June
2011
US$m

Previous disclosure convention	25,982

Reclassified from neither past due nor impaired	11,341
Europe	675
Middle East and North Africa	71
North America	9,602
Latin America	993

Reclassified from past due but not impaired	6,886
Europe	–
Middle East and North Africa	28
North America	6,708
Latin America	150

Revised disclosure convention	44,209
Impairment of loans and advances

Impaired loans and advances to customers and banks by industry sector

	Impaired loans and advances at 30 June 2012			Impaired loans and advances at 30 June 2011[7]			Impaired loans and advances at 31 December 2011
	Individually assessed US$m	Collectively assessed US$m	Total US$m	Individually assessed US$m	Collectively assessed US$m	Total US$m	Individually assessed US$m	Collectively assessed US$m	Total US$m

Banks	88	–	88	197	–	197	155	–	155

Customers	16,973	23,771	40,744	15,794	28,415	44,209	16,554	25,030	41,584
– personal	2,280	23,211	25,491	2,198	27,144	29,342	2,473	24,070	26,543
– corporate and commercial	13,692	560	14,252	12,396	1,268	13,664	12,898	960	13,858
– financial	1,001	–	1,001	1,200	3	1,203	1,183	–	1,183

	17,061	23,771	40,832	15,991	28,415	44,406	16,709	25,030	41,739

For footnote, see page 180.

Impairment allowances

The tables below analyse by geographical region the impairment allowances recognised for impaired loans and advances that are either individually assessed or collectively assessed, and collective impairment allowances on loans and advances classified as not impaired.

Impairment allowances on loans and advances to customers by geographical region

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

At 30 June 2012
Gross loans and advances to customers
Individually assessed impaired loans[2][2]	9,680	475	1,035	2,309	1,946	1,528	16,973

Collectively assessed[2][3]	440,958	165,265	129,300	27,360	158,843	53,503	975,229
– impaired loans[2][2]	1,201	80	113	205	20,240	1,932	23,771
– non-impaired loans[24]	439,757	165,185	129,187	27,155	138,603	51,571	951,458

TGLAC	450,638	165,740	130,335	29,669	160,789	55,031	992,202

Total impairment allowances	5,193	536	846	1,773	6,798	2,071	17,217
– individually assessed	3,709	250	564	1,324	439	368	6,654
– collectively assessed	1,484	286	282	449	6,359	1,703	10,563

Net loans and advances	445,445	165,204	129,489	27,896	153,991	52,960	974,985

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Interim Management Report (continued)

Impairment allowances on loans and advances to customers by geographical region (continued)

	Europe %	Hong Kong %	Rest of Asia- Pacific %	MENA %	North America %	Latin America %	Total %

Allowances as a percentage of loans and advances:
– individually assessed (in each case)	38.3	52.6	54.5	57.3	22.6	24.1	39.2
– collectively assessed (in each case)	0.3	0.2	0.2	1.6	4.0	3.2	1.1
– total (in each case)	1.2	0.3	0.6	6.0	4.2	3.8	1.7

	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 30 June 2011
Gross loans and advances to customers[7]
Individually assessed impaired loans[22]	9,584	489	1,081	1,949	1,826	865	15,794

Collectively assessed[23]	482,079	159,454	121,176	25,314	185,718	67,085	1,040,826
– impaired loans[22]	1,294	21	127	344	23,831	2,798	28,415
– non-impaired loans[24]	480,785	159,433	121,049	24,970	161,887	64,287	1,012,411

TGLAC	491,663	159,943	122,257	27,263	187,544	67,950	1,056,620

Total impairment allowances	5,332	573	828	1,569	8,282	2,148	18,732
– individually assessed	3,607	297	518	1,098	384	339	6,243
– collectively assessed	1,725	276	310	471	7,898	1,809	12,489

Net loans and advances	486,331	159,370	121,429	25,694	179,262	65,802	1,037,888

	%	%	%	%	%	%	%

Allowances as a percentage of loans and advances:
– individually assessed (in each case)	37.6	60.7	47.9	56.3	21.0	39.2	39.5
– collectively assessed (in each case)	0.4	0.2	0.3	1.9	4.3	2.7	1.2
– total (in each case)	1.1	0.4	0.7	5.8	4.4	3.2	1.8

	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2011
Gross loans and advances to customers
Individually assessed impaired loans[22]	10,490	519	963	2,187	1,832	563	16,554

Collectively assessed[23]	429,088	157,727	123,687	25,402	148,096	57,386	941,386
– impaired loans[22]	1,261	85	106	238	20,864	2,476	25,030
– non-impaired loans[24]	427,827	157,642	123,581	25,164	127,232	54,910	916,356

TGLAC	439,578	158,246	124,650	27,589	149,928	57,949	957,940

Total impairment allowances	5,242	581	782	1,714	7,181	2,011	17,511
– individually assessed	3,754	288	505	1,250	416	324	6,537
– collectively assessed	1,488	293	277	464	6,765	1,687	10,974

Net loans and advances	434,336	157,665	123,868	25,875	142,747	55,938	940,429

	%	%	%	%	%	%	%

Allowances as a percentage of loans and advances:
– individually assessed (in each case)	35.8	55.5	52.4	57.2	22.7	57.4	39.5
– collectively assessed (in each case)	0.3	0.2	0.2	1.8	4.6	2.9	1.2
– total (in each case)	1.2	0.4	0.6	6.2	4.8	3.5	1.8

For footnotes, see page 180.

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Interim Management Report (continued)

Movement in impairment allowances on loans and advances to customers and banks

	Banks	Customers
	individually assessed[7]	Individually assessed	Collectively assessed	Total
	US$m	US$m	US$m	US$m

At 1 January 2012	125	6,537	10,974	17,636
Amounts written off	(70)	(963)	(4,110)	(5,143)
Recoveries of loans and advances previously written off	–	84	484	568
Charge to income statement	1	1,102	3,422	4,525
Exchange and other movements	–	(106)	(207)	(313)

At 30 June 2012	56	6,654	10,563	17,273

Impairment allowances:
on loans and advances to customers		6,654	10,563	17,217
– personal		700	8,686	9,386
– corporate and commercial		5,341	1,809	7,150
– financial		613	68	681

as a percentage of loans and advances[26],[27]	0.04%	0.71%	1.12%	1.60%

	US$m	US$m	US$m	US$m

At 1 January 2011	158	6,457	13,626	20,241
Amounts written off	–	(986)	(5,975)	(6,961)
Recoveries of loans and advances previously written off	–	107	623	730
Charge to income statement	1	637	4,335	4,973
Exchange and other movements	3	28	(120)	(89)

At 30 June 2011	162	6,243	12,489	18,894

Impairment allowances:
on loans and advances to customers		6,243	12,489	18,732
– personal		679	10,550	11,229
– corporate and commercial		4,966	1,853	6,819
– financial		598	86	684

as a percentage of loans and advances[26],[27]	0.10%	0.64%	1.27%	1.66%

	US$m	US$m	US$m	US$m

At 1 July 2011	162	6,243	12,489	18,894
Amounts written off	(16)	(647)	(4,856)	(5,519)
Recoveries of loans and advances previously written off	–	84	612	696
Charge to income statement	(17)	1,294	5,255	6,532
Exchange and other movements[2][5]	(4)	(437)	(2,526)	(2,967)

At 31 December 2011	125	6,537	10,974	17,636

Impairment allowances:
on loans and advances to customers		6,537	10,974	17,511
– personal		694	9,066	9,760
– corporate and commercial		5,231	1,820	7,051
– financial		612	88	700

as a percentage of loans and advances[26],[27]	0.09%	0.71%	1.20%	1.67%

For footnotes, see page 180.

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Interim Management Report (continued)

Impairment charge

Net loan impairment charge to the income statement by geographical region

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

Half-year to 30 June 2012
Individually assessed impairment allowances
New allowances	988	15	129	176	193	191	1,692
Release of allowances no longer required	(312)	(16)	(39)	(54)	(59)	(25)	(505)
Recoveries of amounts previously written off	(22)	(3)	(8)	(17)	(26)	(8)	(84)

	654	(4)	82	105	108	158	1,103

Collectively assessed impairment allowances
New allowances net of allowance releases	371	54	179	54	2,103	1,145	3,906
Recoveries of amounts previously written off	(171)	(13)	(67)	(24)	(55)	(154)	(484)

	200	41	112	30	2,048	991	3,422

Total charge for impairment losses	854	37	194	135	2,156	1,149	4,525
Banks	1	–	–	–	–	–	1
Customers	853	37	194	135	2,156	1,149	4,524

At 30 June 2012
Impaired loans	10,935	555	1,148	2,534	22,200	3,460	40,832
Impairment allowances	5,232	536	846	1,790	6,798	2,071	17,273

Half-year to 30 June 2011
Individually assessed impairment allowances
New allowances	744	20	78	96	182	89	1,209
Release of allowances no longer required	(269)	(23)	(61)	(37)	(41)	(35)	(466)
Recoveries of amounts previously written off	(21)	(13)	(11)	(11)	(15)	(34)	(105)

	454	(16)	6	48	126	20	638

Collectively assessed impairment allowances
New allowances net of allowance releases	684	52	188	81	3,004	951	4,960
Recoveries of amounts previously written off	(288)	(13)	(90)	(30)	(55)	(149)	(625)

	396	39	98	51	2,949	802	4,335

Total charge for impairment losses	850	23	104	99	3,075	822	4,973
Banks	–	–	–	–	–	1	1
Customers	850	23	104	99	3,075	821	4,972

At 30 June 2011
Impaired loans[7]	10,985	514	1,210	2,313	25,719	3,665	44,406
Impairment allowances	5,412	573	828	1,586	8,346	2,149	18,894

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Interim Management Report (continued)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Total US$m

Half-year to 31 December 2011
Individually assessed impairment allowances
New allowances	926	59	129	232	216	133	1,695
Release of allowances no longer required	(109)	(18)	(53)	(43)	(70)	(39)	(332)
Recoveries of amounts previously written off	(9)	(7)	(15)	(38)	(29)	12	(86)

	808	34	61	151	117	106	1,277

Collectively assessed impairment allowances
New allowances net of allowance releases	497	74	178	66	3,890	1,160	5,865
Recoveries of amounts previously written off	(253)	(14)	(69)	(24)	(32)	(218)	(610)

	244	60	109	42	3,858	942	5,255

Total charge for impairment losses	1,052	94	170	193	3,975	1,048	6,532
Banks	(11)	–	–	–	(5)	(1)	(17)
Customers	1,063	94	170	193	3,980	1,049	6,549

At 31 December 2011
Impaired loans	11,819	608	1,070	2,445	22,758	3,039	41,739
Impairment allowances	5,292	581	782	1,731	7,239	2,011	17,636

For footnote, see page 180.

Charge for impairment losses as a percentage of average gross loans and advances to customers by geographical region

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	%	%	%	%	%	%	%

Half-year to 30 June 2012
New allowances net of allowance releases	0.55	0.07	0.42	1.26	2.89	4.59	1.12
Recoveries	(0.10)	(0.02)	(0.12)	(0.29)	(0.10)	(0.57)	(0.13)

Total charge for impairment losses	0.45	0.05	0.30	0.97	2.79	4.02	0.99

Amount written off net of recoveries	0.47	0.10	0.18	0.53	3.20	3.01	0.99

Half-year to 30 June 2011
New allowances net of allowance releases	0.57	0.07	0.36	1.04	3.27	3.20	1.20
Recoveries	(0.15)	(0.03)	(0.18)	(0.31)	(0.07)	(0.58)	(0.15)

Total charge for impairment losses	0.42	0.04	0.18	0.73	3.20	2.62	1.05

Amount written off net of recoveries	0.68	0.10	0.38	0.45	3.89	2.39	1.31

Half-year to 31 December 2011
New allowances net of allowance releases	0.62	0.15	0.41	1.87	4.94	3.93	1.51
Recoveries	(0.12)	(0.03)	(0.14)	(0.46)	(0.07)	(0.65)	(0.14)

Total charge for impairment losses	0.50	0.12	0.27	1.41	4.87	3.28	1.37

Amount written off net of recoveries	0.38	0.11	0.24	0.18	3.61	2.42	1.00

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Interim Management Report (continued)

Reconciliation of reported and constant currency changes in impaired loans by geographical region

	31 Dec 11 as reported	Constant currency effect	31 Dec 11 at 30 Jun 12 exchange rates	Movement on a constant currency basis	30 Jun 12 as reported	Reported change	Change on a constant currency basis
	US$m	US$m	US$m	US$m	US$m

Europe	11,819	59	11,878	(943)	10,935	(7)	(8)
Hong Kong	608	1	609	(54)	555	(9)	(9)
Rest of Asia-Pacific	1,070	–	1,070	78	1,148	7	7
Middle East and North Africa	2,445	(2)	2,443	91	2,534	4	4
North America	22,758	–	22,758	(558)	22,200	(2)	(2)
Latin America	3,039	(109)	2,930	530	3,460	14	18

Total	41,739	(51)	41,688	(856)	40,832	(2)	(2)

Impaired loans and net loan impairment allowances

On a reported basis, loan impairment charges to the income statement of US$4.5bn in the first half of 2012 declined by 9% compared with the first half of 2011 and by 31% compared with the second half of 2011. Impaired loans were US$40.8bn, 2% lower than at 31 December 2011.

The following commentary is on a constant currency basis.

New loan impairment allowances were US$5.6bn, a decline of 6% compared with the first half of 2011, reflecting lower lending balances in our US run-off portfolios. Releases and recoveries of US$1.1bn were 6% lower, mainly in Europe.

Impaired loans were 3% of total gross loans and advances at 30 June 2012, in line with 31 December 2011.

In Europe, new loan impairment allowances were US$1.4bn, 1% lower than in the first half of 2011, primarily in the UK as we continued to focus our lending on higher quality assets. New collectively assessed loan impairment allowances declined, mainly in the UK due to lower delinquency rates in both the secured and unsecured lending portfolios in RBWM and the shortening of the write-off period for balances greater than 180 days in Marks and Spencer Retail Financial Services Holdings Limited (‘M&S Money’) which resulted in an increase in allowances in 2011. New individually assessed loan impairment allowances increased, mainly in the UK, reflecting the challenging economic conditions. Impaired loans of US$10.9bn were 8% lower than at 31 December 2011 due to lower delinquency rates.

Releases and recoveries in Europe were US$507m, a decrease of 9% compared with the first half of 2011, mainly in the UK due to the shortening of the write-off period for balances greater than 180 days overdue in M&S Money which resulted in an increase in releases and recoveries last year.

In Hong Kong, new loan impairment allowances fell by 5% compared with the first half of 2011, reflecting lower loan impairment charges against specific exposures and a reduction in general provisions as a result of lower delinquency rates. Impaired loans declined by 9% from 31 December 2011, reflecting improved delinquency in the mortgage portfolio.

Releases and recoveries in Hong Kong were US$32m, 35% lower than in the first half of 2011 due to the non-recurrence of significant releases and recoveries from two GB&M customers.

New loan impairment allowances in Rest of Asia-Pacific increased by 20% to US$308m as a result of a specific impairment on a corporate exposure in Australia and a number of individual loan impairment charges in India and New Zealand. Impaired loans in the region increased by 7% from the end of 2011 to US$1.1bn at 30 June 2012, mainly in Malaysia.

Releases and recoveries in the region decreased by 26%, mainly due to lower releases for cards as we run-off the portfolio in India, and the non-recurrence of recoveries in Thailand following the sale of the RBWM business.

In the Middle East and North Africa, new loan impairment allowances increased by 30% to US$230m in the first half of 2012 due to an increase in individually assessed impairment charges in GB&M. New collectively assessed loan impairment allowances declined, primarily in RBWM due to lower delinquencies driven by stricter acquisition criteria which resulted in an improvement in credit quality. Impaired loans of US$2.5bn increased marginally at 30 June 2012 from US$2.4bn at 31 December 2011.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Releases and recoveries in the region increased by 23% to US$95m, compared with the first half of 2011.

In North America, new loan impairment allowances declined markedly, reducing by 28% to US$2.3bn. In our CML portfolio, the fall in new collectively assessed loan impairment allowances reflected a reduction in lending balances as the portfolio continued to run off, and an improvement in two-months-and-over contractual delinquency on balances less than 180 days past due. Loan impairment charges were adversely affected by delays in expected cash flows from mortgage loans due, in part, to the delays in foreclosure processing, though the effects were less pronounced than in the first half of 2011. Additionally, in the first half of 2012, we increased our loan impairment allowances having updated our assumptions regarding the timing of expected cash flows received from customers with loan modifications. Impaired loans decreased by 2% from the end of 2011 to US$22.2bn, driven by the continued run-off of the CML portfolio.

Releases and recoveries in North America increased by US$29m, due to higher customer repayments within the corporate and commercial sector, as well as a significant recovery in the first half of 2012.

In Latin America, new loan impairment allowances increased by 46% to US$1.3bn, driven by higher new collectively assessed loan impairment allowances in Brazil, primarily reflecting strong balance sheet growth in previous periods as a result of increased marketing, a focus on acquiring customers and strong customer demand in buoyant economic conditions which subsequently weakened, notably in the personal and corporate portfolios. We implemented a number of actions to address the increase in delinquencies including improving our collections capabilities reducing third-party originations and lowering credit limits where appropriate. New individually assessed loan impairment charges also rose, mainly in Brazil following a rise in individually assessed loan impairment charges and significantly increased loan impairment charges in Business Banking. Impaired loans increased by 18% compared with 31 December 2011, driven by worsening delinquency in Brazil.

Releases and recoveries in Latin America decreased by 3% from the first half of 2011 to US$187m, primarily in Brazil due to weaker economic conditions.

Securitisation exposures and other

structured products

This section contains information about our exposure to the following:

•	asset-backed securities (‘ABS’s), including mortgage-backed securities (‘MBS’s) and related collateralised debt obligations (‘CDO’s);

•	direct lending at fair value through profit or loss;

•	monoline insurance companies (‘monolines’);

•	credit derivative product companies;

•	leveraged finance transactions; and

•	representations and warranties related to mortgage sales and securitisation activities.

Within the above is included information on the GB&M legacy credit activities in respect of Solitaire Funding Limited (‘Solitaire’), the securities investment conduits (‘SIC’s), the ABSs trading portfolios and derivative transactions with monolines. Further information in respect of Solitaire and the SICs is provided in Note 22 to the Financial Statements.

Business model

Balance Sheet Management holds ABSs primarily issued by government agency and sponsored enterprises as part of our investment portfolios.

Our investment portfolios include SICs and money market funds. We also originate leveraged finance loans for the purpose of syndicating or selling them down to generate trading profit or holding them to earn interest margin over their lives.

Exposure in the first half of 2012

The first half of 2012 saw continued uncertainty and concerns over sovereign credit risk and continued challenges for the US housing market. Despite this, there was modest price appreciation across a range of ABSs asset classes. Unrealised losses in our available-for-sale portfolios reduced in the first half of 2012 from US$5.1bn to US$3.9bn, mainly as a result of this price appreciation.

Within the following tables are assets held in the GB&M legacy credit portfolio with a carrying value of US$33.3bn (30 June 2011: US$44.5bn; 31 December 2011: US$35.4bn).

A summary of the nature of HSBC’s exposures is provided in the Appendix to Risk on page 183.

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Interim Management Report (continued)

Overall exposure of HSBC

	At 30 June 2012		At 30 June 2011		At 31 December 2011
	Carrying amount[28] US$bn	Including sub-prime and Alt-A US$bn	Carrying amount[28] US$bn	Including sub-prime and Alt-A US$bn	Carrying amount[28] US$bn	Including sub-prime and Alt-A US$bn

Asset-backed securities (‘ABS’s)	60.5	6.6	72.9	8.1	65.6	6.9
– fair value through profit or loss	3.2	0.2	10.1	0.3	3.0	0.2
– available for sale[29]	50.3	5.5	54.7	6.8	54.6	5.7
– held to maturity[29]	1.8	0.2	2.1	0.2	2.0	0.2
– loans and receivables	5.2	0.7	6.0	0.8	6.0	0.8

Direct lending at fair value through profit or loss	1.1	0.8	1.1	0.9	1.2	0.8

Total ABSs and direct lending at fair value through profit or loss	61.6	7.4	74.0	9.0	66.8	7.7

Less securities subject to risk mitigation from credit derivatives with monolines and other financial institutions	(2.4)	(0.3)	(8.4)	(0.3)	(1.9)	(0.2)

	59.2	7.1	65.6	8.7	64.9	7.5

Leveraged finance loans	3.0	–	3.7	–	3.6	–
– fair value through profit or loss	0.1	–	0.1	–	0.2	–
– loans and receivables	2.9	–	3.6	–	3.4	–

	62.2	7.1	69.3	8.7	68.5	7.5

Exposure including securities mitigated by credit derivatives with monolines and other financial institutions	64.6	7.4	77.7	9.0	70.4	7.7

For footnotes, see page 180.

ABSs classified as available for sale

Our principal holdings of available-for-sale ABSs (see table below) are in GB&M through special purpose entities (‘SPE’s) which were established from the outset with the benefit of external investor first loss protection support, together with positions held directly and by Solitaire, where we provide first loss risk protection of US$1.2bn through credit enhancement and a liquidity facility.

Movement in the available-for-sale (‘AFS’) reserve

	Half-year to 30 June 2012			Half-year to 30 June 2011			Half-year to 31 December 2011
	Directly held/ Solitaire[30] US$m	SPEs US$m	Total US$m	Directly held/ Solitaire[30] US$m	SPEs US$m	Total US$m	Directly held/ Solitaire[30] US$m	SPEs US$m	Total US$m

AFS reserve at beginning of period	(3,085)	(2,061)	(5,146)	(4,102)	(2,306)	(6,408)	(3,099)	(1,744)	(4,843)
Increase/(decrease) in fair value of securities	475	267	742	618	355	973	4	(492)	(488)
Impairment charge:
– borne by HSBC	79	108	187	238	–	238	145	26	171
– allocated to capital note holders[31]	–	11	11	–	137	137	–	176	176
Repayment of capital	18	99	117	142	94	236	20	89	109
Other movements	148	22	170	5	(24)	(19)	(155)	(116)	(271)

AFS reserve at end of period	(2,365)	(1,554)	(3,919)	(3,099)	(1,744)	(4,843)	(3,085)	(2,061)	(5,146)

For footnotes, see page 180.

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Interim Management Report (continued)

Securities investment conduits

The total carrying amount of ABSs held through SPEs in the above table represents holdings in which significant first loss protection is provided through capital notes issued by SICs, excluding Solitaire.

At each reporting date, we assess whether there is any objective evidence of impairment in the value of the ABSs held by SPEs. Impairment charges incurred on these assets are offset by a credit to the impairment line for the amount of the loss allocated to capital note holders, subject to the carrying amount of the capital notes being sufficient to offset the loss. During the first half of 2012 impairment charges in one SPE, Mazarin Funding Limited (‘Mazarin’), exceeded the carrying value of the capital notes liability and a charge of US$108m (30 June 2011: nil; 31 December 2011: US$26m) was borne by HSBC as shown in the table below. In respect of the SICs, the capital notes held by third parties are expected to absorb the cash losses in the vehicles.

Available-for-sale reserve and economic first loss protection in SICs, excluding Solitaire

	SICs excluding Solitaire at
	30 Jun 2012 US$m	30 Jun 2011 US$m	31 Dec 2011 US$m

Available-for-sale reserve	(1,873)	(1,973)	(2,701)
– related to ABSs	(1,554)	(1,744)	(2,061)

Economic first loss protection	2,286	2,286	2,286
Carrying amount of capital notes liability	167	354	154

Impairment charge for the period:
– borne by HSBC	108	–	26
– allocated to capital note holders[31]	11	137	176

For footnote, see page 180.

Impairment methodologies

The accounting policy for impairment and indicators of impairment is set out on page 301 of the Annual Report and Accounts 2011.

A summary of our impairment methodologies is provided in the Appendix to Risk on page 183.

Impairment and cash loss projections

At each reporting date, management undertakes a stress analysis. This exercise comprises a shift of projections of future loss severities, default rates and prepayment rates. The results of the analysis at 30 June 2011 indicated that further impairment charges of US$900m and expected cash losses of US$400m could arise over the next two to three years. This exercise was re-performed at 30 June 2012 and the results remained consistent with this guidance.

For the purpose of identifying impairment at the reporting date, the future projected cash flows reflect the effect of loss events that have occurred at or prior to the reporting date. For the purpose of performing stress tests to estimate potential future impairment charges, the projected future cash flows reflect additional assumptions about future loss events after the balance sheet date.

This analysis makes assumptions in respect of the future behaviour of loss severities, default rates and prepayment rates. Movements in the parameters are not independent of each other. For example, increased default rates and increased loss severities, which would imply greater impairments, generally occur under economic conditions that give rise to reduced levels of prepayment, reducing the potential for impairment charges. Conversely, economic conditions which increase the rates of prepayment are generally associated with reduced default rates and decreased loss severities.

At 30 June 2012, the incurred and projected impairment charges, measured in accordance with accounting requirements, significantly exceeded the expected cash losses on the securities. Over the lives of the available-for-sale ABSs the cumulative impairment charges will converge towards the level of cash losses. In respect of the SICs, in particular, the capital notes held by third parties are expected to absorb the cash losses arising in the vehicles.

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Interim Management Report (continued)

Carrying amount of HSBC’s consolidated holdings of ABSs, and direct lending held at fair value through profit or loss

	Trading	Available for sale	Held to maturity	Designated at fair value through profit or loss	Loans and receivables	Total	Of which held through consolidated SPEs	Gross principal exposure[32]	Credit default swap protection[33]	Net principal exposure[34]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 30 June 2012
Mortgage-related assets:
Sub-prime residential	835	2,086	–	–	506	3,427	2,308	5,835	266	5,569
Direct lending	668	–	–	–	–	668	441	1,555	–	1,555
MBSs and MBS CDOs	167	2,086	–	–	506	2,759	1,867	4,280	266	4,014

US Alt-A residential	169	3,414	146	–	200	3,929	2,772	7,825	100	7,725
Direct lending	91	–	–	–	–	91	–	97	–	97
MBSs	78	3,414	146	–	200	3,838	2,772	7,728	100	7,628

US Government agency and sponsored enterprises:
MBSs	214	23,103	1,656	–	–	24,973	–	23,401	–	23,401

Other residential	568	3,052	–	–	952	4,572	1,855	5,221	97	5,124
Direct lending	321	–	–	–	–	321	–	316	–	316
MBSs	247	3,052	–	–	952	4,251	1,855	4,905	97	4,808

Commercial property
MBSs and MBS CDOs	295	7,107	–	107	1,450	8,959	5,898	10,440	–	10,440

	2,081	38,762	1,802	107	3,108	45,860	12,833	52,722	463	52,259
Leveraged finance-related assets:
ABSs and ABS CDOs	389	5,322	–	–	317	6,028	4,306	6,837	758	6,079
Student loan-related assets:
ABSs and ABS CDOs	172	4,651	–	–	151	4,974	4,036	6,505	99	6,406
Other assets:
ABSs and ABS CDOs	1,455	1,598	–	65	1,586	4,704	1,716	6,593	1,326	5,267

	4,097	50,333	1,802	172	5,162	61,566	22,891	72,657	2,646	70,011

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Interim Management Report (continued)

	Trading US$m	Available for sale US$m	Held to maturity US$m	Designated at fair value through profit or loss US$m	Loans and receivables US$m	Total US$m	Of which held through consolidated SPEs US$m	Gross principal exposure[32] US$m	Credit default swap protection[33] US$m	Net principal exposure[34] US$m

At 30 June 2011
Mortgage-related assets:
Sub-prime residential	1,022	2,556	–	–	598	4,176	2,696	6,783	305	6,478
Direct lending	830	–	–	–	–	830	560	1,854	–	1,854
MBSs and MBS CDOs	192	2,556	–	–	598	3,346	2,136	4,929	305	4,624

US Alt-A residential	163	4,231	177	–	255	4,826	3,417	9,232	100	9,132
Direct lending	80	–	–	–	–	80	–	90	–	90
MBSs	83	4,231	177	–	255	4,746	3,417	9,142	100	9,042

US Government agency and sponsored enterprises:
MBSs	217	22,570	1,933	–	–	24,720	17	23,815	–	23,815
Other residential	800	3,801	–	–	990	5,591	2,332	6,322	–	6,322
Direct lending	188	–	–	–	–	188	–	187	–	187
MBSs	612	3,801	–	–	990	5,403	2,332	6,135	–	6,135

Commercial property
MBSs and MBS CDOs	552	8,119	–	111	1,935	10,717	6,439	12,217	395	11,822

	2,754	41,277	2,110	111	3,778	50,030	14,901	58,369	800	57,569
Leveraged finance-related assets:
ABSs and ABS CDOs	379	5,695	–	–	399	6,473	4,450	7,289	806	6,483
Student loan-related assets:
ABSs and ABS CDOs	137	5,110	–	–	151	5,398	4,411	6,819	100	6,719
Other assets:
ABSs and ABS CDOs	1,791	2,595	–	6,053	1,637	12,076	1,783	14,799	7,924	6,875

	5,061	54,677	2,110	6,164	5,965	73,977	25,545	87,276	9,630	77,646

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Interim Management Report (continued)

Carrying amount of HSBC’s consolidated holdings of ABSs, and direct lending held at fair value through profit or loss (continued)

	Trading	Available for sale	Held to maturity	Designated at fair value through profit or loss	Loans and receivables	Total	Of which held through consolidated SPEs	Gross principal exposure[32]	Credit default swap protection[33]	Net principal exposure[34]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2011
Mortgage-related assets:
Sub-prime residential	896	2,134	–	–	598	3,628	2,367	6,222	275	5,947
Direct lending	733	–	–	–	–	733	487	1,684	–	1,684
MBSs and MBS CDOs	163	2,134	–	–	598	2,895	1,880	4,538	275	4,263

US Alt-A residential	190	3,516	166	–	243	4,115	2,827	8,610	100	8,510
Direct lending	114	–	–	–	–	114	–	119	–	119
MBSs	76	3,516	166	–	243	4,001	2,827	8,491	100	8,391

US Government agency and sponsored enterprises:
MBSs	38	26,152	1,813	–	–	28,003	–	26,498	–	26,498
Other residential	670	3,286	–	–	978	4,934	2,098	5,702	–	5,702
Direct lending	314	–	–	–	–	314	–	309	–	309
MBSs	356	3,286	–	–	978	4,620	2,098	5,393	–	5,393

Commercial property
MBSs and MBS CDOs	300	7,240	–	107	1,816	9,463	5,795	11,222	–	11,222

	2,094	42,328	1,979	107	3,635	50,143	13,087	58,254	375	57,879
Leveraged finance-related assets:
ABSs and ABS CDOs	362	5,566	–	–	347	6,275	4,324	7,112	782	6,330
Student loan-related assets:
ABSs and ABS CDOs	179	4,665	–	–	153	4,997	4,114	6,681	199	6,482
Other assets:
ABSs and ABS CDOs	1,477	2,044	–	94	1,818	5,433	1,473	7,539	1,391	6,148

	4,112	54,603	1,979	201	5,953	66,848	22,998	79,586	2,747	76,839

For footnotes, see page 180.

The above table excludes leveraged finance transactions, which are shown separately on page 161.

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Interim Management Report (continued)

Exposures and significant movements

Sub-prime residential mortgage-related assets

Sub-prime residential mortage-related assets included US$2.2bn (30 June 2011: US$2.8bn; 31 December 2011: US$2.4bn) relating to US-originated assets and US$0.8bn (30 June 2011: US$1.1bn; 31 December 2011: US$1.0bn) relating to UK non-conforming residential mortgage-related assets.

At 30 June 2012, 24% (US$0.8bn) of our sub-prime residential mortgage-related assets were rated AA or AAA (30 June 2011: 31%, US$1.3bn; 31 December 2011: 25%, US$0.9bn). Of the non-high grade assets held of US$2.6bn (30 June 2011: US$2.9bn; 31 December 2011: US$2.7bn), US$1.1bn (30 June 2011: US$1.5bn; 31 December 2011: US$1.2bn) related to US-originated assets.

There was an increase in market prices for subprime assets during the first half of 2012; this effect was coupled with principal paydowns. A further net writeback of US$29m on assets was recognised in the first half of 2012 (30 June 2011: writeback of US$2m; 31 December 2011: impairment of US$44m). Of the above, there were US$30m of writebacks (30 June 2011: writeback of US$41m; 31 December 2011: impairment of US$36m) in the SICs of which US$14m of writebacks (30 June 2011: writeback of US$41m; 31 December 2011: impairment of US$36m) was attributed to the capital note holders.

US Alt-A residential mortgage-related assets

During the first half of 2012, principal paydowns along with general spread tightening, contributed to an increase in the carrying values for Alt-A assets. Further impairments of US$144m (30 June 2011: US$364m; 31 December 2011: US$323m) were recorded as losses were incurred under the accounting rules. Of this impairment, US$149m (30 June 2011: US$168m; 31 December 2011: US$176m) occurred in the SICs, of which US$25m (30 June 2011: US$168m; 31 December 2011: US$150m) was borne by the capital note holders. At 30 June 2012, 8% (US$0.3bn) of these assets were rated AA or AAA (30 June 2011: 9%, US$0.5bn; 31 December 2011: 9%, US$0.4bn).

Commercial property mortgage-related assets

Of our total of US$9.0bn (30 June 2011: US$10.7bn; 31 December 2011: US$9.5bn) of commercial property mortgage-related assets, US$4.4bn related to US originated assets (30 June 2011: US$4.9bn; 31 December 2011: US$4.9bn). Spreads continued to tighten on both US and non-US commercial property mortgage-related assets during the first half of 2012. Impairments of US$127m were recognised (30 June 2011: nil; 31 December 2011: US$36m).

Transactions with monoline insurers

HSBC’s exposure to derivative transactions entered into directly with monolines

Our principal exposure to monolines is through a number of OTC derivative transactions, mainly CDSs. We entered into these CDSs primarily to purchase credit protection against securities held at the time within the trading portfolio.

During the first half of 2012, the notional value of contracts with monolines reduced, primarily due to the maturity of a structured transaction. The table overleaf sets out the fair value, essentially the replacement cost of the derivative transactions at 30 June 2012, and hence the amount at risk if the CDS protection purchased were to be wholly ineffective because, for example, the monoline insurer was unable to meet its obligations. The value of protection purchased is shown subdivided between those monolines that were rated by Standard and Poor’s (‘S&P’) at ‘BBB– or above’ at 30 June 2012, and those that were ‘below BBB–’ (‘BBB–’ is the S&P cut-off for an investment grade classification). The ‘Credit valuation adjustment’ column indicates the valuation adjustment taken against the net exposures, and reflects our best estimate of the likely loss of value on purchased protection arising from the deterioration in creditworthiness of the monolines. These valuation adjustments, which reflect a measure of the irrecoverability of the protection purchased, have been charged to the income statement. During the first half of 2012, the credit valuation adjustment on derivative contracts with monolines rose despite the overall decrease in exposure due to an increase in the estimates of loss against investment grade monolines.

Market prices are generally not readily available for CDSs, so they are valued on the basis of market prices of the referenced securities. Our monoline credit valuation adjustment calculation utilises a number of approaches which depend upon the internal credit rating of the monoline. Our assignment of internal credit ratings is based upon detailed credit analysis, and may differ from external ratings. The net effect of utilising the methodology adopted for ‘highly-rated’ monolines across all monolines would be a reduction in credit valuation adjustment of US$71m (30 June 2011: US$117m;

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Interim Management Report (continued)

HSBC’s exposure to derivative transactions entered into directly with monoline insurers

	Notional amount	Net exposure before credit valuation adjustment[35]	Credit valuation adjustment[36]	Net exposure after credit valuation adjustment
	US$m	US$m	US$m	US$m

At 30 June 2012
Derivative transactions with monoline counterparties
Monolines – investment grade (BBB– or above)	4,213	789	(118)	671
Monolines – sub-investment grade (below BBB–)	1,502	343	(216)	127

	5,715	1,132	(334)	798

At 30 June 2011
Derivative transactions with monoline counterparties
Monolines – investment grade (BBB– or above)	5,269	846	(85)	761
Monolines – sub-investment grade (below BBB–)	2,224	539	(372)	167

	7,493	1,385	(457)	928

At 31 December 2011
Derivative transactions with monoline counterparties
Monolines – investment grade (BBB– or above)	4,936	873	(87)	786
Monolines – sub-investment grade (below BBB–)	1,552	370	(217)	153

	6,488	1,243	(304)	939

For footnotes, see page 180.

31 December 2011: US$76m). The net effect of utilising a methodology based on CDS spreads would be an increase in credit valuation adjustment of US$52m (30 June 2011: US$49m; 31 December 2011: US$178m).

Credit valuation adjustments for monolines

•

For highly-rated monolines, the standard credit valuation adjustment methodology (as described on page 232) applies, with the exception that the future exposure profile is deemed to be constant (equal to the current market value) over the weighted average life of the referenced security, and the credit valuation adjustment cannot fall below 15% of the mark-to-market exposure.

•

In respect of monolines where default has either occurred or there is a strong possibility of default in the near term, the adjustment is determined based on the estimated probabilities of various potential scenarios, and the estimated recovery in each case.

•

For other monoline exposures, the credit valuation adjustment follows the methodology for highly-rated monolines, adjusted to include the probability of a claim arising in respect of the referenced security, and applies implied probabilities of default where the likelihood of a claim is believed to be high.

HSBC’s exposure to direct lending and irrevocable commitments to lend to monolines

We had no liquidity facilities to monolines at 30 June 2012 (30 June 2011: nil; 31 December 2011: nil).

HSBC’s exposure to debt securities which benefit from guarantees provided by monolines

Within both the trading and available-for-sale portfolios, we hold bonds that are ‘wrapped’ with a credit enhancement from a monoline. As the bonds are traded explicitly with the benefit of this enhancement, any deterioration in the credit profile of the monoline is reflected in market prices and, therefore, in the carrying amount of these securities at 30 June 2012. For wrapped bonds held in our trading portfolio, the mark-to-market movement has been reflected through the income statement. For wrapped bonds held in the available-for-sale portfolio, the mark-to-market movement is reflected in equity unless there is objective evidence of impairment, in which case the impairment loss is reflected in the income statement. No wrapped bonds were included in the reclassification of financial assets described in Note 10 on the Financial Statements.

HSBC’s exposure to credit derivative product companies

Credit derivative product companies (‘CDPC’s) are independent companies that specialise in selling credit default protection on corporate exposures. At 30 June 2012, we had purchased from CDPCs credit protection with a notional value of US$4.3bn (30 June 2011: US$4.8bn; 31 December 2011: US$4.4bn) which had a fair value of US$0.3bn (30 June 2011: US$0.2bn; 31 December 2011: US$0.4bn), against which a credit valuation adjustment (a provision) of US$51m (30 June 2011: US$49m; 31 December 2011: US$93m) was held. At 30 June 2012, none of our exposure was to CDPCs with investment grade ratings (30 June 2011: nil; 31 December 2011: nil).

HSBC HOLDINGS PLC

Interim Management Report (continued)

Leveraged finance transactions

Leveraged finance transactions include sub-investment grade acquisition or event-driven financing. The following table shows our exposure to leveraged finance transactions arising from primary transactions. Our additional exposure to leveraged finance loans through holdings of ABSs from our trading and investment activities is shown in the table on page 156.

We held leveraged finance commitments of US$3.0bn at 30 June 2012 (30 June 2011: US$3.8bn; 31 December 2011: US$3.7bn), of which US$2.7bn (30 June 2011: US$3.3bn; 31 December 2011: US$3.3bn) was funded. At 30 June 2012, our principal exposures were to companies in two sectors: US$0.8bn to data processing (30 June 2011: US$1.5bn; 31 December 2011: US$1.3bn) and US$1.9bn to communications and infrastructure (30 June 2011: US$1.8bn; 31 December 2011: US$1.9bn).

HSBC’s exposure to leveraged finance transactions

	Exposures at 30 June 2012			Exposures at 30 June 2011			Exposures at 31 December 2011
	Funded[37] US$m	Unfunded[38] US$m	Total US$m	Funded[37] US$m	Unfunded[38] US$m	Total US$m	Funded[37] US$m	Unfunded[38] US$m	Total US$m

Europe	2,194	221	2,415	2,761	289	3,050	2,795	253	3,048
North America	443	126	569	489	127	616	445	126	571

	2,637	347	2,984	3,250	416	3,666	3,240	379	3,619

Held within:

– loans and receivables	2,593	323	2,916	3,249	356	3,605	3,120	328	3,448
– fair value through profit or loss	44	24	68	1	60	61	120	51	171

For footnotes, see page 180.

Representations and warranties related to mortgage sales and securitisation activities

We have been involved in various activities related to the sale and securitisation of residential mortgages, which are not recognised on our balance sheet. These activities include:

•	the purchase of US$24bn of third-party originated mortgages by HSBC Bank USA and the securitisation of these by HSBC Securities (USA) Inc. (‘HSI’) between 2005 and 2007;

•	HSI acting as underwriter for third-party issuance of private label MBSs with an original issuance value of US$37bn, most of which were sub-prime; and

•	the origination and sale by HSBC Bank USA of mortgage loans, primarily to government sponsored entities.

In sales and securitisations of mortgage loans, various representations and warranties regarding the loans may be made to purchasers of the mortgage loans and MBSs. In respect of the purchase and securitisation of third-party originated mortgages and the underwriting of third-party MBSs, the obligation to repurchase loans in the event of a breach of loan level representations and warranties resides predominantly with the organisation that originated the loan.

Participants in the US mortgage securitisation market that purchased and repackaged whole loans have been the subject of lawsuits and governmental and regulatory investigations and inquiries which have been directed at groups within the US mortgage market such as servicers, originators, underwriters, trustees or sponsors of securitisations. Further details are provided in Note 25 on the Financial Statements.

At 30 June 2012, a liability of US$222m (30 June 2011: US$237m; 31 December 2011: US$237m) was recognised in respect of various representations and warranties relating to the origination and sale by HSBC Bank USA of mortgage loans, primarily to government sponsored entities. These relate to, among other things, the ownership of the loans, the validity of the liens, the loan selection and origination process, and compliance with the origination criteria established by the agencies. In the event of a breach of our representations and warranties, HSBC Bank USA may be obliged to repurchase the loans with identified defects or to indemnify the buyers. The liability is estimated based on the level of outstanding repurchase demands, the level of outstanding requests for loan files and estimated future demands in respect of mortgages sold to date which are either two or more payments delinquent or are expected to become delinquent at an estimated conversion rate. Repurchase demands of US$167m were outstanding at 30 June 2012 (30 June 2011: US$103m; 31 December 2011: US$113m).

HSBC HOLDINGS PLC

Interim Management Report (continued)

Risk elements in the loan portfolio

The disclosure of credit risk elements in this section reflects US accounting practice and classifications. The purpose of the disclosure is to present within the US disclosure framework those elements of the loan portfolios with a greater risk of loss. The three main classifications of credit risk elements presented are:

•	impaired loans;

•	unimpaired loans contractually past due 90 days or more as to interest or principal; and

•	troubled debt restructurings not included in the above.

Impaired loans

In the following tables, we present information on our impaired loans and advances in accordance with the classification approach described on page 146.

Impaired loan comparative data for 30 June 2011 have been restated to reflect the change in the impaired loans disclosure convention made in 4Q11. For further detail on the impaired loans restatement, see page 146.

A loan is impaired, and an impairment allowance is recognised, when there is objective evidence of a loss event that has an effect on the cash flows of the loan which can be reliably estimated. In accordance with IFRS, we recognise interest income on assets after they have been written down as a result of an impairment loss.

The balance of impaired loans at 30 June 2012 was US$40.8bn compared with US$41.7bn at 31 December 2011. This reduction occurred primarily in Europe due to lower delinquency rates, and in North America reflecting the continued run off of the CML portfolio, partly offset by an increase in Latin America resulting from higher loan delinquencies in Brazil.

Unimpaired loans past due 90 days or more

Examples of unimpaired loans past due 90 days or more include individually assessed mortgages that are in arrears more than 90 days where there are no other indicators of impairment, but where the value of collateral is sufficient to repay both the principal debt and all potential interest for at least one year; and short-term trade facilities past due more than 90 days for technical reasons such as delays in documentation, but where there is no concern over the creditworthiness of the counterparty.

Troubled debt restructurings

Under US GAAP, a troubled debt restructuring (‘TDR’) is a loan whose terms have been modified for economic or legal reasons related to the borrower’s financial difficulties to grant a concession to the borrower that the lender would not otherwise consider. The SEC requires separate disclosure of any loans which meet the definition of a TDR that are not included in the previous two loan categories. These are classified as TDR’s in the table on page 161b. Loans that have been identified as a TDR under the US guidance retain this designation until they are repaid or are derecognised. This treatment differs from the Group’s impaired loans disclosure convention under IFRS under which a loan may return to unimpaired status after demonstrating a significant reduction in the risk of non-payment of future cash-flows. As a result reported TDRs include those loans that have returned to unimpaired status under the Group’s disclosure convention for renegotiated loans. TDR comparative data for 30 June 2011 has been restated to reflect the change in the impaired loans disclosure convention in 2011.

The balance of TDRs not included as impaired loans at 30 June 2012 was US$1.2bn higher than at 31 December 2011. The increase is mainly in North America and reflects the effect of certain loans returning to unimpaired status after the demonstration of a significant reduction in the risk of non-payment of future cash-flows, while retaining TDR status.

Potential problem loans

Credit risk elements also cover potential problem loans. These are loans where information on possible credit problems among borrowers causes management to seriously doubt their ability to comply with the loan repayment terms. There are no potential problem loans other than those identified in the table of risk elements set out below, and as discussed in the credit risk section in ‘Areas of special interest’ on page 121.

‘Areas of special interest’ includes further disclosure about certain homogeneous groups of loans which are collectively assessed for impairment, and represent the Group’s most significant exposures to potential problem loans, including affordability mortgages and ARMs. Collectively assessed loans and advances, as set out on page 147, although not classified as impaired until more than 90 days past due, are assessed collectively for losses that have been incurred but have not yet been individually identified. This policy is further described on page 298 of the Annual Report and Accounts 2011.

161a

HSBC HOLDINGS PLC

Interim Management Report (continued)

‘Renegotiated loans and forbearance’ on page 143 includes disclosure about the credit quality of loans whose contractual terms have been changed at some point in the life of the loan because of significant concerns about the borrower’s ability to make contractual payments when due. Where renegotiated loans are not classified as impaired, this is because they exhibit a lower risk of non-payment of future cash flows than those presented as impaired. However, some of these loans may have a higher risk of becoming delinquent in the future, and may therefore be potential problem loans.

Analysis of risk elements in the loan portfolio by geographical region

	At 30 June 2012 US$m	At 30 June 2011 US$m	At 31 December 2011 US$m

Impaired loans	40,832	44,406	41,739
Europe	10,935	10,985	11,819
Hong Kong	555	514	608
Rest of Asia-Pacific	1,148	1,210	1,070
Middle East and North Africa	2,534	2,313	2,445
North America	22,200	25,719	22,758
Latin America	3,460	3,665	3,039

Unimpaired loans contractually past due 90 days or more as to principal or interest	170	322	363
Europe	30	21	41
Hong Kong	3	3	3
Rest of Asia-Pacific	16	17	21
Middle East and North Africa	80	185	214
North America	38	93	74
Latin America	3	3	10

Troubled debt restructurings (not included in the classifications above)	5,980	4,907	4,764
Europe	1,084	867	753
Hong Kong	123	182	108
Rest of Asia-Pacific	118	160	122
Middle East and North Africa	573	407	444
North America	2,860	1,975	2,300
Latin America	1,222	1,316	1,037

Trading loans classified as in default
North America	183	245	230

Risk elements on loans[1]	47,165	50,347	47,096
Europe	12,049	11,873	12,613
Hong Kong	681	699	719
Rest of Asia-Pacific	1,282	1,387	1,213
Middle East and North Africa	3,187	2,905	3,103
North America	25,281	28,032	25,362
Latin America	4,685	5,451	4,086

Assets held for resale[2]	432	976	502
Europe	50	49	60
Hong Kong	14	4	4
Rest of Asia-Pacific	9	7	10
Middle East and North Africa	–	–	–
North America	313	797	359
Latin America	46	119	69

Total risk elements	47,597	51,323	47,598
Europe	12,099	11,922	12,673
Hong Kong	695	703	723
Rest of Asia-Pacific	1,291	1,394	1,223
Middle East and North Africa	3,187	2,905	3,103
North America	25,594	28,829	25,721
Latin America	4,731	5,570	4,155

	%	%	%
Loan impairment allowances as a percentage of risk elements on loans[3]	36.8	37.7	37.6

1	In addition to the numbers presented there were US$0.3bn (31 December 2011: US$1.5bn) of impaired loans; and US$0.1bn (31 December 2011: US$0.1bn) of troubled debt restructurings (not included in the classifications above), all relating to disposal groups held for sale at 30 June 2012.
2	Assets held for resale represent assets obtained by taking possession of collateral held as security for financial assets.
3	Ratio excludes trading loans classified as in default.

161b

HSBC HOLDINGS PLC

Interim Management Report (continued)

Liquidity and funding

Liquidity risk is the risk that the Group does not have sufficient financial resources to meet its obligations as they fall due, or will have to do so at an excessive cost. The risk arises from mismatches in the timing of cash flows.

There have been no material changes to our policies and practices for the management of liquidity and funding risks as described in the Annual Report and Accounts 2011.

Our liquidity and funding risk management framework

The objective of our liquidity framework is to position our operating entities to withstand very severe liquidity stresses. It is designed to be adaptable to changing business models, markets and regulations.

Our liquidity and funding risk management framework requires:

•	liquidity to be managed by operating entities on a stand-alone basis with no implicit reliance on the Group or central banks;

•	all operating entities to comply with their limits for the advances to core funding ratio; and

•	all operating entities to maintain a positive stressed cash flow position out to three months under prescribed Group stress scenarios.

Further details of the metrics are provided in the Appendix to Risk on page 183.

A summary of our current policies and practices regarding liquidity and funding is provided in the Appendix to Risk on page 183.

Liquidity and funding in the first half of 2012

The liquidity and funding position of the Group remained strong in the first half of 2012, as demonstrated by the Group’s key liquidity and funding metrics presented in the tables below and explained on the following pages.

During the first half of 2012, HSBC UK (see footnote 40) continued to fund the majority of growth in advances with growth in core deposits. The advances to core funding ratio increased, reflecting certain wholesale term debt becoming due within one year and therefore no longer meeting the definition of core funding.

The Hongkong and Shanghai Banking Corporation, with an advances to core funding ratio of 74%, continued to be well positioned from a funding perspective to implement the Group’s business strategy across Asia-Pacific.

The completion of the sale of the US card business and branch network during the first half of 2012 improved the liquidity and funding position of both HSBC Finance and HSBC USA (see footnote 42), the latter recording a decrease in the advances to core funding ratio to 68% from 86% at 31 December 2011.

As shown in the sources and uses table below, customer deposits (excluding repo and liabilities held for sale) increased by US$29bn reflecting the Group’s continued ability to attract new customer deposits. The increase was driven by growth in Europe across all global businesses, and in Hong Kong across RBWM and CMB, reflecting the success of deposit gathering initiatives. These increases were partly offset by declines in Latin America due to a managed reduction in GB&M term deposits in Brazil, together with a reduction in North America as short-term customer placements at the end of 2011 returned to more normal levels in a competitive market.

We also continued to have good access to senior debt capital markets during the first half of 2012, with Group entities issuing US$8bn of term debt securities with maturities in excess of one year in the public capital markets.

Sources of funding

Our primary sources of funding are current accounts and savings deposits payable on demand or short notice, and we do not rely on securitisations, covered bond issuance programmes or repurchase agreements as important sources of funding. Repurchase agreements entered into are generally short-term in nature, maturing in 90 days or less.

HSBC HOLDINGS PLC

Interim Management Report (continued)

We carry out short-term lending using reverse repurchase agreements in various markets. The majority of the counterparts to these transactions are of high credit quality. For all transactions we ensure that the collateral is accepted with an appropriate haircut reflecting counterparty and collateral credit quality.

The funding sources and uses table, which provides a consolidated view of how our balance sheet is funded, should be read in the light of our risk management framework, which requires our operating entities to manage liquidity and funding risk on a stand-alone basis. The table analyses our consolidated balance sheet according to the assets that primarily arise from operating activities and the sources of funding primarily supporting these activities. The assets and liabilities that do not arise from operating activities are presented as a net balancing source or deployment of funds.

Funding sources and uses

	30 Jun 2012 US$m	30 Jun 2011 US$m	31 Dec 2011 US$m		30 Jun 2012 US$m	30 Jun 2011 US$m	31 Dec 2011 US$m

Sources				Uses
Customer accounts	1,278,489	1,318,987	1,253,925	Loans and advances to customers	974,985	1,037,888	940,429
– repos	26,426	64,192	30,785	– reverse repos	49,320	74,123	41,419
– cash deposits	1,252,063	1,254,795	1,223,140	– loans or other receivables	925,665	963,765	899,010

Deposits by banks	123,553	125,479	112,822	Loans and advances to banks	182,191	226,043	180,987
– repos	17,054	18,329	17,617	– reverse repos	42,429	68,247	41,909
– cash deposits	106,499	107,150	95,205	– loans or other receivables	139,762	157,796	139,078

Debt securities issued	125,543	149,803	131,013	Assets held for sale	12,383	1,626	39,558

Liabilities of disposal groups held for sale				Trading assets	391,371	474,950	330,451
	12,599	41	22,200	– reverse repos	104,335	111,373	79,848
				– stock borrowing	16,509	19,826	9,459
Subordinated liabilities	29,696	32,753	30,606	– other trading assets	270,527	343,751	241,144

Financial liabilities designated at fair value	87,593	98,280	85,724	Financial investments	393,736	416,857	400,044
Liabilities under insurance contracts	62,861	64,451	61,259	Cash and balances with central banks	147,911	68,218	129,902

Trading liabilities	308,564	385,824	265,192	Net deployment in other balance sheet assets and liabilities
– repos	112,628	119,783	86,838		100,087	117,573	107,463
– stock lending	6,013	8,479	4,595
– other trading liabilities	189,923	257,562	173,759

Total equity	173,766	167,537	166,093

	2,202,664	2,343,155	2,128,834		2,202,664	2,343,155	2,128,834

Management of funding and liquidity risk

Our liquidity and funding risk framework employs two key measures to define, monitor and control the Group’s liquidity and funding risk. For each operating entity, the advances to core funding ratio is used to monitor the structural long-term funding position and stressed coverage ratios incorporating Group defined stress scenarios are used to monitor the resilience to severe liquidity stresses.

Advances to core funding ratio

The three principal entities listed in the table below represented 61% of the total core deposits originated by operating entities at 30 June 2012 and overseen by the Risk Management Meeting (30 June 2011: 61%; 31 December 2011: 61%).

The table shows that loans and advances to customers in our principal banking entities were financed by reliable and stable sources of funding. We would meet any unexpected cash outflows primarily from our cash and balances at central banks, by selling or entering into repos with the securities assessed as liquid assets, and by running down interbank loans and reverse repos contractually. Additional sources of secured funding such as collateralised lending markets could also be accessed over the longer term.

The distinction between core and non-core deposits generally means that the Group’s measure of advances to core funding is more restrictive than that which could be inferred from the published financial statements.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Advances to core funding ratios39

	Half-year to
	30 Jun 2012%	30 Jun 2011%	31 Dec 2011%

HSBC UK40
Period-end	104	100	100
Maximum	104	103	102
Minimum	100	98	99
Average	102	101	100
The Hongkong and Shanghai Banking Corporation[41]
Period-end	74	79	75
Maximum	75	79	79
Minimum	71	70	75
Average	73	75	77
HSBC USA[42]
Period-end	68	81	86
Maximum	86	98	86
Minimum	68	80	81
Average	80	86	82
Total of HSBC’s other principal entities[43]
Period-end	88	89	86
Maximum	88	90	90
Minimum	85	88	86
Average	86	89	88

For footnotes, see page 180.

Funding of HSBC Finance

HSBC Finance historically raised term funding from the professional markets and, to a lesser extent, through securitising assets. At 30 June 2012, US$41bn (30 June 2011: US$59bn; 31 December 2011: US$51bn) of HSBC Finance’s liabilities were drawn from professional markets, utilising a range of products, maturities and currencies.

HSBC Finance – funding

	At 30 Jun 2012 US$bn	At 30 Jun 2011 US$bn	At 31 Dec 2011 US$bn

Maximum amounts of unsecured term funding maturing in any rolling:
3-month period	3.6	5.1	5.1
12-month period	9.4	10.8	9.7
Unused committed sources of secured funding[4][4]	–	0.5	0.5
Committed backstop lines from non-Group entities in support of CP programmes	2.0	4.0	4.0

For footnote, see page 180.

HSBC Finance uses a range of measures to monitor funding risk, including stress scenario analysis and caps placed on the amount of unsecured term funding that can mature in any rolling three-month and rolling 12-month periods. HSBC Finance has in place committed backstop lines from non-Group entities for short-term refinancing commercial paper (‘CP’) programmes. A CP programme is a short-term, unsecured funding tool used to manage day to day cash flow needs. In agreement with the rating agencies, issuance under this programme will not exceed 100% of committed bank backstop lines. HSBC Finance plans to wind down its CP programme during 2012 and, to that end, did not renew a US$2bn credit facility that expired in April 2012.

The need for HSBC Finance to refinance maturing term funding is reduced by the continued run-down of its balance sheet.

We do not expect the professional markets to be a source of funding for HSBC Finance in the future in light of the sale of the Card and Retail Services business and the run-off of its remaining business. HSBC Finance will meet future funding needs by asset sales and affiliate funding. As a consequence, no new external third-party funding (including CP) is being originated by HSBC Finance.

Stressed coverage ratios

The stressed coverage ratios tabulated below express stressed cash inflows as a percentage of stressed cash outflows over a one month time horizon. Operating entities are required to maintain a ratio of 100% or greater out to three months.

At 30 June 2012, the one-month and three-month stressed coverage ratios for the three principal entities and the total of HSBC’s other principal operating entities shown in the table below were in excess of the 100% target.

Inflows included in the numerator of the stressed coverage ratio are those that are assumed to be generated from the utilisation of liquid assets net of management assumed haircuts, and cash inflows related to assets contractually maturing within the stressed cash flow time period and not already reflected as a utilisation of a liquid asset.

In general, customer advances are assumed to be renewed and as a result are not assumed to generate a stressed cash inflow or represent a liquidity resource.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Stressed one-month coverage ratio39

	Half-year to
	30 Jun 2012%	30 Jun 2011%	31 Dec 2011%

HSBC UK40
Period-end	111	116	116
Maximum	117	116	118
Minimum	111	109	110
Average	114	112	113
The Hongkong and Shanghai Banking Corporation[41]
Period-end	124	117	123
Maximum	134	145	123
Minimum	123	117	116
Average	130	128	119
HSBC USA[42]
Period-end	134	117	118
Maximum	137	128	123
Minimum	115	108	109
Average	125	122	116
Total of HSBC’s other principal entities[43]
Period-end	118	117	118
Maximum	123	121	119
Minimum	118	117	116
Average	120	119	117

For footnotes, see page 180.

The total shown for other principal HSBC operating entities represents the combined position of all the other operating entities overseen directly by the Risk Management Meeting.

Liquid assets of HSBC’s principal operating entities

The table below shows the estimated liquidity value (before haircuts) of assets categorised as liquid assets used for the purposes of calculating the three month stressed coverage ratio, as defined under the HSBC Group framework.

Any unencumbered asset held as a consequence of a reverse repo transaction with a residual contractual maturity within three months is not reflected in the liquid assets values presented as these assets are reflected as contractual cash inflows. Unsecured interbank loans maturing within three months are also not reflected in the liquid asset values presented as these assets are also reflected as contractual cash inflows.

The decrease of US$8bn in level 1 and level 2 liquid assets and US$12bn in total liquid assets reported for HSBC USA in the first half of 2012 was offset by an increase of US$14bn in the amount of cash deployed in reverse repo transactions maturing within three months (the majority maturing within one week) which are excluded from the liquid asset values presented for HSBC USA.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Liquid assets of HSBC’s principal entities

	Estimated liquidity value[4][5]
	30 Jun 2012 US$m	30 Jun 2011 US$m	31 Dec 2011 US$m

HSBC UK4[0]
Level 1 and Level 2	121,165	82,425	114,940
Level 3	9,320	–	–
Non-government assets	–	28,468	23,007

	130,485	110,893	137,947

The Hongkong and Shanghai Banking Corporation[41]
Level 1 and Level 2	110,872	94,401	107,056
Level 3	4,889	–	–
Non-government assets	–	3,747	2,151

	115,761	98,149	109,208

HSBC USA[42]
Level 1 and Level 2	79,477	78,587	87,429
Level 3	8,405	–	–
Other	6,238	–	–
Non-government assets	–	19,526	19,093

	94,120	98,113	106,522

Total of HSBC’s other principal entities[43]
Level 1 and Level 2	155,329	153,281	140,911
Level 3	11,205	–	–
Other	–	–	–
Non-government assets	–	37,155	23,584

	166,534	190,436	164,495

For footnotes, see page 180.

The Group’s liquid asset policy was refined as at 1 January 2012 to apply a more granular definition of liquid assets, as set out in the Appendix to Risk on page 183. Under the previous framework, liquid assets were classified into two categories: central government, central bank and US agency MBS exposures; and all other non-government exposures. Central government, central bank and US agency MBS exposures qualify as Level 1 or Level 2 under the new policy and are shown as such in the comparatives. All other non-governmental liquid assets are separately presented in the comparatives. All assets within the liquid asset portfolio are unencumbered.

Contingent liquidity risk

Contingent liquidity risk is the risk associated with the need to provide additional funds to clients. The client-originated exposure relates to multi-seller conduits, which were established to enable clients to access a flexible market-based source of finance (see page 256). HSBC-managed asset exposures are differentiated in that they relate to consolidated SICs which issue debt secured by ABSs (see page 255). Other conduit exposures relate to third-party sponsored conduits (see page 257). Single issuer liquidity facilities are provided directly to clients rather than via any form of conduit. Single issuer liquidity facilities provided in the table below represent the aggregate of the five largest facilities, and the largest market sector.

HSBC HOLDINGS PLC

Interim Management Report (continued)

The Group’s contractual exposures monitored under the contingent liquidity risk limit structure

	HSBC UK			HSBC USA			HSBC Canada			The Hongkong and Shanghai Banking Corporation
	At 30 Jun 2012 US$bn	At 30 Jun 2011 US$bn	At 31 Dec 2011 US$bn	At 30 Jun 2012 US$bn	At 30 Jun 2011 US$bn	At 31 Dec 2011 US$bn	At 30 Jun 2012 US$bn	At 30 Jun 2011 US$bn	At 31 Dec 2011 US$bn	At 30 Jun 2012 US$bn	At 30 Jun 2011 US$bn	At 31 Dec 2011 US$bn

Conduits
Client-originated assets
– total lines	10.0	7.5	11.4	1.7	1.2	0.9	0.9	0.7	0.7	–	–	–
– largest individual lines	0.6	0.4	0.7	0.5	0.4	0.3	0.8	0.5	0.5	–	–	–
HSBC-managed assets[46] – total lines	20.0	23.6	22.1	–	–	–	–	–	–	–	–	–
Other conduits[47] – total lines	–	–	–	1.0	1.1	1.4	–	–	–	–	–	–

Single-issuer liquidity facilities
– five largest[48]	4.0	4.2	3.4	5.9	6.6	5.7	1.7	2.2	1.8	1.6	1.9	1.9
– largest market sector[49]	8.4	9.8	7.5	7.1	5.1	6.5	4.2	4.3	3.8	2.5	2.6	2.5

For footnotes, see page 180.

Comparatives for HSBC UK have been adjusted to reflect the reassessment of contingent liquidity risk exposures for certain entities.

Encumbered assets

Encumbered assets are assets which have been pledged or used as collateral or which legally we may not be able to use to secure funding. It remains a strength that only a small percentage of our assets are encumbered and that the majority of our assets are available as security for all our creditors. The majority of the encumbrance arises due to our repo activity within Europe and the US in GB&M, which is largely self-funding.

Our encumbered assets on an IFRSs basis are disclosed in Note 19 on the Financial Statements. Assets not included in Note 19 but which would generally not be used to secure funding include assets backing insurance and investment contracts (see ‘Balance sheet of insurance manufacturing’ on page 178) and Hong Kong Government certificates of indebtedness which secure Hong Kong currency notes in circulation, which are included on the face of the consolidated balance sheet. Additionally, properties with net book values of US$38m (30 June 2011: US$61m; 31 December 2011: US$33m) are considered encumbered.

Liquidity regulation

In December 2010, the Basel Committee on Banking Supervision (‘Basel Committee’) published the ‘International framework for liquidity risk measurement, standards and monitoring’. The framework comprises two liquidity metrics: the liquidity coverage ratio (‘LCR’) and the net stable funding ratio (‘NSFR’). The ratios are subject to an observation period that began in 2011, and are expected to become established standards by 2015 and 2018, respectively. During the observation period, the standards are under review by the Basel Committee with any revisions to the LCR expected by mid-2013 and to the NSFR by mid-2016.

Currently, the Basel Committee and the European Commission are debating the final calibration of the LCR and the NSFR. A significant level of interpretation is required in determining how to apply the definitions as currently drafted, in particular, the definition of operational deposits. It is therefore likely that the ratios will be subject to further change as exact requirements are finalised.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Market risk

Market risk in the first half of 2012	168
Trading and non-trading portfolios	168
Structural foreign exchange exposures	171
Sensitivity of net interest income	171
Balance Sheet Management	172
Defined benefit pension schemes	172
Additional market risk measures applicable only to the parent company	173

Market risk is the risk that movements in market factors, including foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices, will reduce our income or the value of our portfolios.

There have been no material changes to our policies and practices for the management of market risk as described in the Annual Report and Accounts 2011.

Exposure to market risk

Exposure to market risk is separated into two portfolios:

•	Trading portfolios include positions arising from market-making and position-taking and others designated as marked to market.

•

Non-trading portfolios including Balance Sheet Management, include positions that primarily arise from the interest rate management of our retail and commercial banking assets and liabilities, financial investments designated as available for sale and held to maturity, and exposures arising from our insurance operations (see page 176).

Monitoring and limiting market risk exposures

Our objective is to manage and control market risk exposures in order to optimise return on risk while maintaining a market profile consistent with our status as one of the world’s largest banking and financial services organisations.

We use a range of tools to monitor and limit market risk exposures, including:

•	sensitivity measures are used to monitor the market risk positions within each risk type;

•

value at risk (‘VAR’) is a technique that estimates the potential losses that could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence; and

•

in recognition of VAR’s limitations we augment VAR with stress testing to evaluate the potential impact on portfolio values of more extreme, though plausible, events or movements in a set of financial variables. Examples of scenarios reflecting current market concerns are the mainland China slowdown and the potential effects of a sovereign debt default, including its wider contagion effects.

The major contributor to the trading and non-trading VAR for the Group is Global Markets.

A summary of our current policies and practices regarding market risk is provided in the Appendix to Risk on page 183.

Market risk in the first half of 2012

The first quarter of the year began with a positive trend in the markets. This was reflected in a stock market rally, a sharp decrease in major volatility indices, credit spreads tightening and funding spreads improving across the board. The issuance of new debt and secondary trading activity benefited from the strong rally in credit. However, in the second quarter, the slowdown in global growth combined with the persistent challenges in the eurozone to re-introduce risk aversion, resulting in credit markets retracting, global stock markets retreating and the US dollar appreciating against the euro, sterling and emerging market currencies.

The eurozone sovereign debt crisis remained the centre of attention throughout the first half of the year. The difficulties in implementing the prescribed austerity measures and fiscal discipline, the possibility of counties exiting the eurozone, the escalating fears around high debt to GDP ratios and the need for aid to recapitalise banks weighed down on market sentiment. Against this backdrop, our response was to continue to manage down and, where possible, hedge our exposure to eurozone countries.

Trading and non-trading portfolios

The following table provides an overview of the reporting of risks within this section:

Portfolio
	Trading	Non-trading

Risk type
Foreign exchange and commodity	VAR	VAR[50]
Interest rate	VAR	VAR[5][1]
Equity	VAR	Sensitivity
Credit spread	VAR	VAR

For footnotes, see page 180.

Value at risk of the trading and non-trading portfolios

Our Group VAR, both trading and non-trading, was as tabulated overleaf.

During the first half of 2012, the reduction in VAR mainly came from credit portfolios as a result of a reduction in the volatility of the historical market data in our VAR model.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Value at risk

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	31 December 2011 US$m

At period-end	258.6	249.7	367.0
Average	292.4	289.5	313.2
Minimum	229.0	241.1	231.5
Maximum	383.9	403.2	404.3

We routinely validate the accuracy of our VAR models by back-testing the actual daily profit and loss results, adjusted to remove non-modelled items such as fees and commissions, against the corresponding VAR numbers. Statistically, we would expect to see losses in excess of VAR only 1% of the time over a one-year period. The actual number of excesses over this period can therefore be used to gauge how well the models are performing. In the first half of 2012, there were no loss exceptions at Group level. This was consistent with what is statistically expected from the model.

Daily distribution of Global Markets’ trading, Balance Sheet Management and other trading revenues52,53

	Half-year to
	30 Jun 2012 US$m	30 Jun 2011 US$m	31 Dec 2011 US$m

Average daily revenue	55.5	50.7	34.2
Standard deviation[5][4]	29.7	25.8	40.5
Ranges of most frequent daily revenues	40 – 50	30 – 40	30 – 40

	days	days	days

– daily occurrences	23	25	17
Days of negative revenue	–	2	21

Half-year to 30 June 2012
Number of days

Revenues (US$m)
■ Profit and loss frequency

Half-year to 30 June 2011	Half-year to 31 December 2011
Number of days	Number of days

Revenues (US$m)	Revenues (US$m)
■ Profit and loss frequency	■ Profit and loss frequency

For footnotes, see page 180.

Our Group daily VAR, both trading and non-trading, was as follows. For a description of HSBC’s fair value and price verification controls, see page 230.

Daily VAR (trading and non-trading)

(US$m)

169

HSBC HOLDINGS PLC

Interim Management Report (continued)

Trading portfolios

VAR by risk type for trading intent activities55

	Foreign exchange and commodity	Interest rate	Equity	Credit spread	Portfolio diversification[56]	Total[5][7]
	US$m	US$m	US$m	US$m	US$m	US$m

At 30 June 2012	28.8	42.9	13.8	26.4	(42.7)	69.2
At 30 June 2011	10.3	67.0	4.1	38.7	(28.5)	91.6
At 31 December 2011	18.6	49.4	7.4	75.2	(32.3)	118.3
Average
First half of 2012	30.0	45.0	5.9	37.4	(29.7)	88.7
First half of 2011	15.0	52.0	9.2	46.2	(28.8)	93.6
Second half of 2011	18.6	56.3	6.7	67.9	(39.9)	109.7
Minimum
First half of 2012	14.4	33.3	2.7	22.4	–	62.0
First half of 2011	7.6	30.1	3.6	34.7	–	62.2
Second half of 2011	9.2	44.4	2.5	34.8	–	77.9
Maximum
First half of 2012	46.0	60.0	13.8	77.9	–	130.9
First half of 2011	26.8	80.2	17.2	56.2	–	143.9
Second half of 2011	31.9	78.2	14.9	103.2	–	138.4

For footnotes, see page 180.

The VAR for trading intent activity within Global Markets at 30 June 2012 (US$69.2m) was lower than at 31 December 2011 (US$118.3m) due to a reduction in positions, lower volatility of the historical market data in our VAR model, and an increase in portfolio diversification.

Credit spread risk

Credit spread risk arises on credit derivative transactions entered into by Global Banking in order to manage the risk concentrations within our corporate loan portfolio and enhance capital efficiency.

At 30 June 2012, the credit VAR on these transactions was US$5.5m (30 June 2011: US$3.7m; 31 December 2011: US$6.6m). The mark-to-market of these transactions is reflected in the income statement.

Gap risk

We did not incur any significant gap risk loss in the half-year to 30 June 2012.

Non-trading portfolios

Available-for-sale debt securities

At 30 June 2012, the sensitivity of equity capital to the effect of movements in credit spreads on our available-for-sale debt securities, including the gross exposure for the SICs consolidated within our balance sheet, based on credit spread VAR, was US$212m (30 June 2011: US$220m; 31 December

2011: US$389m). This sensitivity is calculated before taking into account losses which would have been absorbed by the capital note holders.

At 30 June 2012, the capital note holders would absorb the first US$2.2bn (30 June 2011: US$2.2bn; 31 December 2011: US$2.3bn) of any losses incurred by the SICs before we incur any equity losses.

Equity securities classified as available for sale

Fair values of equity securities

	At 30 Jun 2012	At 30 Jun 2011	At 31 Dec 2011
	US$bn	US$bn	US$bn

Private equity holdings[5][8]	3.0	2.9	3.0
Funds invested for short-term cash management	0.1	0.6	0.2
Investment to facilitate ongoing business[59]	1.1	1.1	1.1
Other strategic investments	2.5	3.6	2.9

Total	6.7	8.2	7.2

For footnotes, see page 180.

Potential new commitments are subject to risk appraisal to ensure that industry and geographical concentrations remain within acceptable levels for the portfolio. Regular reviews are performed to substantiate the valuation of the investments within the portfolio and investments held to facilitate ongoing business, such as holdings in government-sponsored enterprises and local stock exchanges.

HSBC HOLDINGS PLC

Interim Management Report (continued)

The fair value of the constituents of equity securities classified as available for sale can fluctuate considerably. A 10% reduction in the value of the available-for-sale equities at 30 June 2012 would have reduced equity by US$0.7bn (30 June 2011: US$0.8bn; 31 December 2011: US$0.7bn). Our policy for assessing impairment on available-for-sale equity securities is described on page 301 of  the Annual Report and Accounts 2011.

Structural foreign exchange exposures

Our policies and procedures for managing structural foreign exchange exposures are described on page 201 in the Annual Report and Accounts 2011.

Sensitivity of net interest income

The table below sets out the effect on future net interest income of an incremental 25 basis points parallel rise or fall in all yield curves worldwide at the beginning of each quarter during the 12 months from 1 July 2012. Assuming no management actions, a sequence of such rises would increase planned net interest income for the 12 months to 30 June 2013 by US$1,586m (to 31 December 2012: US$1,571m), while a sequence of such falls would decrease planned net interest income by US$1,685m (to 31 December 2012: US$1,909m). These figures incorporate the effect of any option features in the underlying exposures.

Sensitivity of projected net interest income60

	US dollar bloc US$m	Rest of Americas bloc US$m	Hong Kong dollar bloc US$m	Rest of Asia bloc US$m	Sterling bloc US$m	Euro bloc US$m	Total US$m

Change in July 2012 to June 2013 projected net interest income arising from a shift in yield curves at the beginning of each quarter of:

+ 25 basis points	242	81	225	199	779	60	1,586
– 25 basis points	(394)	(69)	(325)	(142)	(719)	(36)	(1,685)

Change in January 2012 to December 2012 projected net interest income arising from a shift in yield curves at the beginning of each quarter of:

+ 25 basis points	209	62	263	232	729	76	1,571
– 25 basis points	(465)	(59)	(443)	(166)	(708)	(68)	(1,909)

For footnote, see page 180.

The interest rate sensitivities set out in the table above are illustrative only and are based on simplified scenarios. The limitations of this analysis are discussed in the Appendix to Risk on page 183.

The main driver of the changes between December 2011 and June 2012 in the sensitivity of the Group’s net interest income to the change in rates shown in the table above were lower implied yield curves, resulting in reduced margin compression risk in a falling rate scenario.

We monitor the sensitivity of reported reserves before any tax adjustments to interest rate movements on a monthly basis. This is done by assessing the expected pre-tax reduction in valuation of available-for-sale portfolios and cash flow hedges due to parallel movements of plus or minus 100 basis points in all yield curves. The table below describes the sensitivity of HSBC’s reported reserves to these movements and the maximum and minimum month-end figures during the period:

HSBC HOLDINGS PLC

Interim Management Report (continued)

Sensitivity of reported reserves to interest rate movements60

		Impact in the preceding 6 months
	US$m	Maximum US$m		Minimum US$m

At 30 June 2012
+ 100 basis point parallel move in all yield curves	(5,199)	(5,748)		(5,199)
As a percentage of total shareholders’ equity	(3.1% )	(3.4%	)	(3.1%	)

– 100 basis point parallel move in all yield curves	4,879	5,418		4,879
As a percentage of total shareholders’ equity	2.9%	3.3%		2.9%

At 30 June 2011
+ 100 basis point parallel move in all yield curves	(5,889)	(6,178)		(5,889)
As a percentage of total shareholders’ equity	(3.7% )	(3.9%	)	(3.7%	)

– 100 basis point parallel move in all yield curves	6,081	6,329		6,081
As a percentage of total shareholders’ equity	3.8%	4.0%		3.8%

At 31 December 2011
+ 100 basis point parallel move in all yield curves	(5,594)	(6,178)		(5,594)
As a percentage of total shareholders’ equity	3.5%	(3.9%	)	(3.5%	)

– 100 basis point parallel move in all yield curves	5,397	6,411		5,397
As a percentage of total shareholders’ equity	3.4%	4.0%		3.4%

For footnote, see page 180.

The sensitivities are illustrative only and are based on simplified scenarios. The table shows the potential sensitivity of reserves, as a proportion of total shareholders’ equity, to valuation changes in available-for-sale portfolios and from cash flow hedges following the specified shifts in yield curves. These particular exposures form only a part of our overall interest rate exposures. The accounting treatment under IFRSs of our remaining interest rate exposures, while economically largely offsetting the exposures shown in the above table, does not require revaluation movements to go to reserves.

The year-on-year decrease in sensitivity of reserves was due to a decrease in government bonds held in Balance Sheet Management, which are accounted for on an available-for-sale basis.

Balance Sheet Management

In each Group entity, Balance Sheet Management (‘BSM’) is responsible for managing liquidity and funding under the supervision of the local Asset and Liability Management Committee (‘ALCO’). It also manages the structural interest rate position of the entity within a Global Markets limit structure.

BSM reinvests excess liquidity into highly rated liquid assets. The majority of the liquidity is invested in central bank deposits, and government, supranational and agency securities with most of the remainder short-term interbank and central bank loans.

Central bank deposits are accounted for as cash balances. Interbank loans and loans to central banks are accounted for as loans and advances to banks. BSM’s holdings of securities are accounted for as available-for-sale assets.

BSM is permitted to use derivatives as part of its mandate to manage interest rate risk. Derivative activity is predominantly through the use of vanilla interest rate swaps which are part of cash flow hedging relationships.

Credit risk in BSM is predominantly limited to short-term bank exposure created by interbank lending and exposure to central banks as well as high quality sovereigns, supranationals or agencies which constitute the majority of BSM’s liquidity portfolio. BSM does not and is not mandated to manage the structural credit risk of any Group balance sheets. BSM only manages interest rate risk.

BSM is permitted to enter into single name and index credit derivatives activity, but it does so to manage credit risk on the exposure specific to its securities portfolio in limited circumstances only. The risk limits are extremely limited and closely monitored. BSM currently has no open credit derivative index risk.

Defined benefit pension schemes

Market risk arises within HSBC’s defined benefit pension schemes to the extent that the obligations of the schemes are not fully matched by assets with determinable cash flows.

172

HSBC HOLDINGS PLC

Interim Management Report (continued)

HSBC’s defined benefit pension schemes

	At 30 Jun 2012	At 30 Jun 2011	At 31 Dec 2011
	US$bn	US$bn	US$bn

Liabilities (present value)	35.9	33.7	35.0

	%	%	%
Assets:
Equity investments	17	20	15
Debt securities	72	69	73
Other (including property)	11	11	12

	100	100	100

For details of the latest actuarial valuation of the HSBC Bank (UK) Pension Scheme (‘the Scheme’) funded defined benefit plan (‘the principal plan’), see Note 7 on the Financial Statements in the Annual Report and Accounts 2011.

Additional market risk measures applicable only to the parent company

The principal tools used in the management of market risk are VAR for foreign exchange rate risk, and the projected sensitivity of HSBC Holdings’ net interest income to future changes in yield curves and interest rate gap re-pricing for interest rate risk.

Foreign exchange risk

Total foreign exchange VAR arising within HSBC Holdings in the first half of 2012 was as follows:

HSBC Holdings – foreign exchange VAR

	Half-year to
	30 Jun 2012	30 Jun 2011	31 Dec 2011
	US$m	US$m	US$m

At period end	39.4	43.4	47.7
Average	48.2	40.7	43.3
Minimum	39.4	38.2	38.2
Maximum	54.2	43.4	48.3

The foreign exchange risk largely arises from loans to subsidiaries of a capital nature that are not denominated in the functional currency of either the provider or the recipient and which are accounted for as financial assets. Changes in the carrying amount of these loans due to foreign exchange rate differences are taken directly to HSBC Holdings’ income statement. These loans, and the associated foreign exchange exposures, are eliminated on a Group consolidated basis.

Interest repricing gap table

The interest rate risk on the fixed-rate securities issued by HSBC Holdings is not included within the Group VAR, but is managed on a repricing gap basis. The interest rate repricing gap table below analyses the full-term structure of interest rate mismatches within HSBC Holdings’ balance sheet. The change in the interest rate gap profile between 30 June 2011 and 30 June 2012 is primarily driven by part of the subordinated and Tier 1 debt approaching maturity.

Repricing gap analysis of HSBC Holdings

	Total	Up to 1 year	1–5 years	5–10 years	More than 10 years	Non- interest bearing
	US$m	US$m	US$m	US$m	US$m	US$m

At 30 June 2012
Total assets	125,392	26,223	1,450	1,010	612	96,097
Total liabilities and equity	(125,392)	(7,333)	(7,051)	(11,052)	(14,005)	(85,951)
Off-balance sheet items attracting interest rate sensitivity	–	(18,331)	4,632	8,575	4,200	924

Net interest rate risk gap	–	559	(969)	(1,467)	(9,193)	11,070

Cumulative interest rate gap	–	559	(410)	(1,877)	(11,070)	–

At 30 June 2011

Total assets	123,004	27,224	1,175	1,021	624	92,960
Total liabilities and equity	(123,004)	(3,886)	(12,468)	(16,243)	(13,373)	(77,034)
Off-balance sheet items attracting interest rate sensitivity	–	(18,990)	10,033	6,315	3,535	(893)

Net interest rate risk gap	–	4,348	(1,260)	(8,907)	(9,214)	15,033

Cumulative interest rate gap	–	4,348	3,088	(5,819)	(15,033)	–

At 31 December 2011
Total assets	123,862	25,885	2,350	1,010	603	94,014
Total liabilities and equity	(123,862)	(5,730)	(8,814)	(8,227)	(14,833)	(86,258)
Off-balance sheet items attracting interest rate sensitivity	–	(17,945)	6,405	5,749	5,048	743

Net interest rate risk gap	–	2,210	(59)	(1,468)	(9,182)	8,499

Cumulative interest rate gap	–	2,210	2,151	683	(8,499)	–

HSBC HOLDINGS PLC

Interim Management Report (continued)

Operational risk

Operational risk is relevant to every aspect of our business, and covers a wide spectrum of issues, in particular legal, compliance, security and fraud. Losses arising from breaches of regulation and law, unauthorised activities, error, omission, inefficiency, fraud, systems failure or external events all fall within the definition of operational risk.

There were continuing enhancements to our operational risk management framework policies and procedures in the first half of 2012. This included the implementation of a Top Risk analysis process to enhance the quantification and management of material risks through scenario analysis. This provides a top down, forward-looking view to help determine whether the risks are being effectively managed within our risk appetite or whether further management action is required.

A summary of our current policies and practices regarding operational risk is provided in the Appendix to Risk on page 183.

Operational risk in the first half of 2012

During the first half of 2012, our top and emerging risk profile was dominated by compliance and legal risks. Other featured operational risks include:

•

challenges to achieving our strategy in a downturn: businesses and geographical regions have prioritised strategy and annual operating plans to reflect current economic conditions. Performance against plan is monitored through a number of means including the use of balanced scorecards and performance reporting at all relevant management committees;

•

internet crime and fraud: increased monitoring and additional controls including internet banking controls have been implemented to enhance our defences against external attack and reduce the level of losses in these areas;

•	social media risk: compensating controls have been implemented by several Group companies in an attempt to reduce our exposure to these risks, including:

–	an HSBC presence in several of the larger social media networks; and

–	increased monitoring;

•	level of change creating operational complexity: risk functions are engaged with business management in business transformation initiatives to ensure robust internal controls are maintained, including through participation in all relevant management committees; and

•

information security: significant investment has already been made in enhancing controls, including increased training to raise staff awareness of the requirements, enhanced controls around data access and heightened monitoring of information flows. This area will continue to be a focus of ongoing initiatives to strengthen the control environment.

Other operational risks are also monitored and managed through the use of the operational risk management framework, including investments made to further improve the resilience of our payments infrastructure.

Legal risks are discussed on page 194 and further details regarding compliance risk are set out below.

Compliance risk

All Group companies are required to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice. In 2012, we continued to experience increasing levels of compliance risk as regulators and other agencies pursued investigations into historic activities and as we continued to work with them in relation to already identified issues. These included:

•	the mis-selling of interest rate derivative products to SMEs in the UK and the settlement of claims by HSBC Bank to provide appropriate redress;

•

investigations related to certain past submissions made by panel banks in connection with the setting of LIBOR, EURIBOR and other interest rates. As certain HSBC entities are members of such panels, HSBC Holdings and certain of its subsidiaries have been the subject of regulatory demands for information;

•

appearance before the US Senate Permanent Subcommittee on Investigations (‘PSI’) about our compliance with US regulations including anti-money laundering laws, the BSA and OFAC sanctions. We have previously disclosed these matters and have co-operated with relevant US authorities since 2010; and

•	ongoing investigations by US regulatory and law enforcement authorities into our compliance with anti-money laundering laws, the BSA and OFAC sanctions.

HSBC HOLDINGS PLC

Interim Management Report (continued)

It is clear from both our own and wider industry experience that there is a significantly increased level of activity from regulators and law enforcement agencies in pursuing investigations in relation to possible breaches of regulation. Coupled with a substantial increase in the volume of new regulation, much of which has some level of extra-territorial effect, and the geographical spread of our businesses, we believe that the level of inherent compliance risk that we face will continue to remain high for the foreseeable future. Many of the steps described in the reputational risk section below are intended to adapt to and address that ongoing increased compliance risk.

Reputational risk

The safeguarding of our reputation is paramount. It is the responsibility of all members of staff, who are supported by a global risk management structure underpinned by relevant policies and practices, readily available guidance, and regular training.

As noted in the compliance risk section above, we have acknowledged, in the context of the recent PSI hearing, that it was not enough to fix the specific issues that the PSI focused on and outlined additionally our implementation of a global strategy to tackle the root causes of these identified deficiencies.

With a new senior leadership team and a new strategy in place since 2011, HSBC has already taken concrete steps to augment the framework to address these issues including making significant changes to strengthen compliance, risk management and culture. These steps, which should also serve, over time, to enhance our reputational risk management, include the following:

•

the creation of a new global structure, which will make HSBC easier to manage and control, by reorganising HSBC into four global businesses and ten global functions, including Compliance and Risk, allowing a coordinated and consistent approach;

•

simplifying our business through the ongoing implementation of our organisational effectiveness programme and our five economic filters strategy and developing a sixth global risk filter which should help to standardise our approach to doing business in higher risk countries;

•	a substantial increase in resources, doubling of global expenditure and significant strengthening of compliance as a control (and not only as an advisory) function;

•

continuing to roll out an HSBC Values programme that seeks to define the way everyone in the Group should act. This makes all managers and senior executives accountable for ensuring that business decisions and activities are aligned to our Values and business principles and includes reviewing all products, services, policies and practices to ensure that the Values are embedded into our ‘business as usual’ operations;

•	the appointment of a new Chief Legal Officer, with particular expertise and experience in US law and regulation;

•

designing and implementing new global standards by which we conduct our businesses. As a key principle in doing this, we will adopt and enforce a single standard globally that is determined by the highest regulatory standard we must apply anywhere. We will also maximise information sharing for risk management purposes across HSBC to the extent permitted by law and apply a globally consistent approach to knowing and retaining our customers; and

•	enforcing a consistent global sanctions policy.

Success in detecting and preventing illicit actors’ access to the global financial system calls for constant vigilance and HSBC will continue to work in close cooperation with all governments to achieve this. This is integral to the execution of HSBC’s strategy, to our core values and to preserving and enhancing our reputation.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Risk management of insurance operations

HSBC’s bancassurance model	176
Insurance risk in the first half of 2012	176
Balance sheet of insurance manufacturing subsidiaries by type of contract	178

The majority of the risk in our insurance business derives from manufacturing activities and can be categorised as insurance risk and financial risk. Insurance risk is the risk, other than financial risk, of loss transferred from the holder of the insurance contract to the issuer (HSBC). Financial risks include market risk, credit risk and liquidity risk.

There have been no material changes to our policies and practices for the management of insurance risk, including the risks relating to different life and non-life products, as described in the Annual Report and Accounts 2011.

A summary of HSBC’s policies and practices regarding insurance risk and the main contracts we manufacture, is provided in the Appendix to Risk on page 183.

HSBC’s bancassurance model

We operate a bancassurance model which provides insurance products for customers with whom we have a banking relationship. Insurance products are sold via all global businesses, mainly utilising retail branches, the internet and phone centres. RBWM customers attract the majority of sales and comprise the majority of policyholders.

Many of these insurance products are manufactured by our subsidiaries, where we have the risk appetite and operational scale. This allows us to retain the risks and rewards associated with writing insurance contracts as both the underwriting profit and the commission paid by the manufacturer to the bank distribution channel are kept within the Group.

Where we do not have the risk appetite or operational scale to be effective, third parties are engaged to manufacture insurance products for sale through our banking network. We work with a limited number of market-leading partners to provide the products. These arrangements earn us a commission.

Our bancassurance business operates in all six of our geographical regions with over 30 legal entities, the majority of which are subsidiaries of banking legal entities, manufacturing insurance products.

The insurance contracts we sell primarily relate to core underlying banking activities, such as savings and investment products, and credit life products.

Our manufacturing business concentrates on personal lines, e.g. contracts written for individuals. This focus on the higher volume, lower individual value personal lines contributes to diversifying risk.

Insurance risk in the first half of 2012

The principal insurance risk we face is that, over time, the cost of acquiring and administering a contract, claims and benefits may exceed the aggregate amount of premiums received and investment income. The cost of claims and benefits can be influenced by many factors, including mortality and morbidity experience, lapse and surrender rates and, if the policy has a savings element, the performance of the assets held to support the liabilities.

In respect of financial risks, subsidiaries manufacturing products with guarantees are usually exposed to falls in market interest rates and equity prices to the extent that the market exposure cannot be managed by utilising discretionary participation (or bonus) features (‘DPF’) within the policy.

The following tables analyse our insurance risk exposures by geographical region and by type of business. The insurance risk profile and related exposures remain largely consistent with those observed at 31 December 2011.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Analysis of life insurance risk – liabilities to policyholders61

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	North America[62] US$m	Latin America US$m	Total US$m

At 30 June 2012
Life (non-linked)	1,185	23,645	1,432	–	2,079	28,341
Insurance contracts with DPF[63]	329	22,028	395	–	–	22,752
Credit life	167	–	59	–	–	226
Annuities	547	–	110	–	1,512	2,169
Term assurance and other long-term contracts	142	1,617	868	–	567	3,194

Life (linked)	2,774	3,713	532	–	4,905	11,924
Investment contracts with DPF[63,64]	21,898	–	8	–	–	21,906

Insurance liabilities to policyholders	25,857	27,358	1,972	–	6,984	62,171

At 30 June 2011
Life (non-linked)	1,621	19,957	997	992	2,282	25,849
Insurance contracts with DPF[6][3]	364	18,875	316	–	–	19,555
Credit life	482	–	51	34	2	569
Annuities	473	–	72	749	1,699	2,993
Term assurance and other long-term contracts	302	1,082	558	209	581	2,732

Life (linked)	2,563	3,460	525	–	5,184	11,732
Investment contracts with DPF[6][3],64	24,652	–	16	–	–	24,668

Insurance liabilities to policyholders	28,836	23,417	1,538	992	7,466	62,249

At 31 December 2011
Life (non-linked)	1,163	21,460	1,227	982	2,094	26,926
Insurance contracts with DPF[6][3]	335	20,109	338	–	–	20,782
Credit life	219	–	58	34	–	311
Annuities	517	–	78	741	1,546	2,882
Term assurance and other long-term contracts	92	1,351	753	207	548	2,951

Life (linked)	2,508	3,393	476	–	4,833	11,210
Investment contracts with DPF[6][3],6[4]	21,477	–	11	–	–	21,488

Insurance liabilities to policyholders	25,148	24,853	1,714	982	6,927	59,624

For footnotes, see page 180.

Analysis of non-life insurance risk – net written insurance premiums61,65

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	North America US$m	Latin America US$m	Total US$m

Half-year to 30 June 2012
Accident and health	3	99	5	–	18	125
Motor	–	8	12	–	134	154
Fire and other damage	–	17	7	23	13	60
Liability	–	11	2	–	1	14
Credit (non-life)	–	–	–	18	1	19
Marine, aviation and transport	–	5	2	–	11	18
Other non-life insurance contracts	1	18	1	2	27	49

Total net written insurance premiums	4	158	29	43	205	439

Net insurance claims incurred and movement in liabilities to policyholders	(2)	(69)	(15)	(13)	(95)	(194)

Half-year to 30 June 2011
Accident and health	19	91	5	1	20	136
Motor	–	8	15	–	160	183
Fire and other damage	9	14	5	12	13	53
Liability	–	10	3	–	1	14
Credit (non-life)	7	–	–	27	1	35
Marine, aviation and transport	–	5	2	–	12	19
Other non-life insurance contracts	6	18	–	4	46	74

Total net written insurance premiums	41	146	30	44	253	514

Net insurance claims incurred and movement in liabilities to policyholders	25	(67)	(14)	(7)	(115)	(178)

HSBC HOLDINGS PLC

Interim Management Report (continued)

Analysis of non-life insurance risk – net written insurance premiums (continued)

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	North America US$m	Latin America US$m	Total US$m

Half-year to 31 December 2011
Accident and health	4	95	3	(1)	19	120
Motor	–	9	10	–	168	187
Fire and other damage	(4)	15	8	18	16	53
Liability	1	6	2	–	–	9
Credit (non-life)	(1)	–	–	21	–	20
Marine, aviation and transport	–	5	1	–	13	19
Other non-life insurance contracts	1	21	1	3	45	71

Total net written insurance premiums	1	151	25	41	261	479
Net insurance claims incurred and movement in liabilities to policyholders	31	(60)	(12)	(15)	(116)	(172)

For footnotes, see page 180.

Our motor business was written predominantly in Argentina; this business was sold in May 2012. Our accident and health and fire and other damage to property contracts are written in all regions, but mainly in Hong Kong. Credit non-life insurance, which was historically originated in conjunction with the provision of loans, is concentrated in the US.

Balance sheet of insurance manufacturing subsidiaries by type of contract

A principal tool we use to manage our exposure to insurance risk, in particular for life insurance contracts, is asset and liability matching.

The table below shows the composition of assets and liabilities and demonstrates that there were sufficient assets to cover the liabilities to policyholders at 30 June 2012.

Balance sheet of insurance manufacturing subsidiaries by type of contract

	Insurance contracts					Investment contracts
	With DPF US$m	Unit- linked US$m	Annuities US$m	Term assurance[66] US$m	Non-life US$m	With DPF[64] US$m	Unit- linked US$m	Other US$m	Other assets[67] US$m	Total US$m

At 30 June 2012
Financial assets	22,712	11,129	1,798	3,758	1,123	21,242	8,138	4,212	6,347	80,459
– trading assets	–	–	4	–	–	–	–	–	–	4
– financial assets designated at fair value	1,989	10,905	376	571	212	5,895	7,432	1,472	2,623	31,475
– derivatives	20	1	–	–	–	216	5	91	5	338
– financial investments	16,971	–	1,083	2,929	676	13,728	–	1,847	3,122	40,356
– other financial assets	3,732	223	335	258	235	1,403	701	802	597	8,286

Reinsurance assets	13	826	464	166	102	–	–	–	73	1,644
PVIF[6][8]	–	–	–	–	–	–	–	–	4,426	4,426
Other assets and investment properties	422	8	19	175	145	664	30	28	2,924	4,415

Total assets	23,147	11,963	2,281	4,099	1,370	21,906	8,168	4,240	13,770	90,944

Liabilities under investment contracts:
– designated at fair value	–	–	–	–	–	–	8,057	3,679	–	11,736
– carried at amortised cost	–	–	–	–	–	–	–	430	–	430
Liabilities under insurance contracts	22,752	11,924	2,169	3,420	690	21,906	–	–	–	62,861
Deferred tax	17	–	14	10	1	–	–	–	1,011	1,053
Other liabilities	–	–	–	–	–	–	–	–	4,587	4,587

Total liabilities	22,769	11,924	2,183	3,430	691	21,906	8,057	4,109	5,598	80,667
Total equity	–	–	–	–	–	–	–	–	10,277	10,277

Total equity and liabilities[6][9]	22,769	11,924	2,183	3,430	691	21,906	8,057	4,109	15,875	90,944

HSBC HOLDINGS PLC

Interim Management Report (continued)

	Insurance contracts					Investment contracts
	With DPF	Unit- linked	Annuities	Term assurance[6][6]	Non-life	With DPF[6][4]	Unit- linked	Other	Other assets[6][7]	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 30 June 2011

Financial assets	19,436	10,962	2,734	3,233	2,434	24,112	8,771	4,038	7,371	83,091
– trading assets	–	–	–	–	34	–	–	–	–	34
– financial assets designated at fair value	1,683	10,664	474	646	221	6,426	8,050	1,529	1,641	31,334
– derivatives	54	1	1	10	1	279	11	1	2	360
– financial investments	14,650	–	1,929	2,061	1,169	16,178	–	1,789	4,274	42,050
– other financial assets	3,049	297	330	516	1,009	1,229	710	719	1,454	9,313

Reinsurance assets	13	802	395	243	424	–	–	–	59	1,936
PVIF[6][8]	–	–	–	–	–	–	–	–	4,186	4,186
Other assets and investment properties	216	10	26	363	208	557	23	51	697	2,151

Total assets	19,665	11,774	3,155	3,839	3,066	24,669	8,794	4,089	12,313	91,364

Liabilities under investment contracts:
– designated at fair value	–	–	–	–	–	–	8,762	3,429	–	12,191
– carried at amortised cost	–	–	–	–	–	–	–	485	–	485
Liabilities under insurance contracts	19,555	11,732	2,993	3,301	2,202	24,668	–	–	–	64,451
Deferred tax	13	–	22	6	6	–	–	1	970	1,018
Other liabilities	–	–	–	–	–	–	–	–	2,213	2,213

Total liabilities	19,568	11,732	3,015	3,307	2,208	24,668	8,762	3,915	3,183	80,358
Total equity	–	–	–	–	–	–	–	–	11,006	11,006

Total equity and liabilities[6][9]	19,568	11,732	3,015	3,307	2,208	24,668	8,762	3,915	14,189	91,364

At 31 December 2011

Financial assets	20,520	10,355	2,531	3,398	1,656	20,745	7,843	4,103	7,219	78,370
– trading assets	–	–	3	–	24	–	–	–	–	27
– financial assets designated at fair value	1,730	10,101	426	594	206	5,491	7,191	1,515	1,616	28,870
– derivatives	23	1	–	–	–	231	7	89	7	358
– financial investments	15,523	1	1,778	2,540	791	13,732	–	1,913	4,008	40,286
– other financial assets	3,244	252	324	264	635	1,291	645	586	1,588	8,829

Reinsurance assets	12	903	441	196	250	–	–	–	42	1,844
PVIF[6][8]	–	–	–	–	–	–	–	–	4,092	4,092
Other assets and investment properties	384	6	14	188	169	744	28	34	753	2,320

Total assets	20,916	11,264	2,986	3,782	2,075	21,489	7,871	4,137	12,106	86,626

Liabilities under investment contracts:
– designated at fair value	–	–	–	–	–	–	7,813	3,586	–	11,399
– carried at amortised cost	–	–	–	–	–	–	–	435	–	435
Liabilities under insurance contracts	20,782	11,210	2,882	3,262	1,635	21,488	–	–	–	61,259
Deferred tax	15	–	21	6	1	–	–	–	931	974
Other liabilities	–	–	–	–	–	–	–	–	1,930	1,930

Total liabilities	20,797	11,210	2,903	3,268	1,636	21,488	7,813	4,021	2,861	75,997
Total equity	–	–	–	–	–	–	–	–	10,629	10,629

Total equity and liabilities[6][9]	20,797	11,210	2,903	3,268	1,636	21,488	7,813	4,021	13,490	86,626

For footnotes, see page 180.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Footnotes to Risk

Credit risk

1	30 June 2011 comparative data have not been separately presented as the amounts are insignificant.
2	The amount of the loan commitments reflects, where relevant, the expected level of take-up of pre-approved loan offers made by mailshots to personal customers. In addition to those amounts, there is a further maximum possible exposure to credit risk of US$27.9bn (30 June 2011: US$159.5bn; 31 December 2011: US$171bn), reflecting the full take-up of such irrevocable loan commitments. The take-up of such offers is generally at modest levels.
3	First lien residential mortgages include Hong Kong Government Home Ownership Scheme loans of US$3.2bn at 30 June 2012 (30 June 2011: US$3.4bn; 31 December 2011: US$3.3bn).
4	Other personal loans and advances include second lien mortgages and other property-related lending.
5	Other commercial loans and advances include advances in respect of agriculture, transport, energy and utilities.
6	Included within ‘Total gross loans and advances to customers’ (‘TGLAC’) is credit card lending of US$29.1bn (30 June 2011: US$59.1bn; 31 December 2011: US$29.5bn).
7	During 2011 the Group adopted a more stringent treatment for the presentation of impaired loans for geographical regions with significant levels of forbearance. As a result loans and advances have been classified as impaired that under the previous disclosure convention would otherwise have been classified as neither past due nor impaired or past due but not impaired. The comparative balances for 30 June 2011 were restated to comply with the revised disclosure convention (see page 133 of the Annual Report and Accounts 2011 for further details).
8	The impairment allowances on loans and advances to banks at 30 June 2012 relate to the geographical regions, Europe and Middle East and North Africa (30 June 2011 and 31 December 2011: Europe, Middle East and North Africa and North America).
9	Our available-for-sale holdings in sovereign and agency debt of Italy and Spain include debt held to support insurance contracts which provide discretionary profit participation to policyholders. For such contracts, unrealised movements in liabilities are recognised in other comprehensive income, following the treatment of the unrealised movements on related available-for-sale assets. To the extent that the movements are matched, no movement in the available-for-sale reserve is recognised. For those available-for-sale debt instruments described above that are not held to support insurance contracts which provide discretionary profit participation to policyholders, the available-for-sale reserves at 30 June 2012 were insignificant.
10	In-country liabilities in Italy include liabilities issued under local law but booked outside the country.
11	The US includes residential mortgages of HSBC Bank USA and HSBC Finance. Other regions comprise Hong Kong, Rest of Asia-Pacific, Middle East and North Africa, and Latin America.
12	HSBC Finance lending is shown on a management basis and includes loans transferred to HSBC USA Inc. which are managed by HSBC Finance.
13	Negative equity arises when the value of the property used to secure a loan is below the balance outstanding on the loan, generally based on values at the balance sheet date.
14	Loan-to-value ratios are generally based on values at the balance sheet date.
15	Property acquired through foreclosure is initially recognised at the lower of the carrying amount of the loan or its fair value less estimated costs to sell (‘Initial Foreclosed Property Carrying Amount’). The average loss on sale of foreclosed properties is calculated as the Initial Foreclosed Properties Carrying Amount less cash proceeds divided by the unpaid loan principal balance prior to write-down (excluding any accrued finance income) plus certain other ancillary disbursements that, by law, are reimbursable from the cash proceeds (e.g. real estate tax advances) and were incurred prior to our taking title to the property. This ratio represents the portion of our total loss on foreclosed properties that occurred after we took title to the property. The comparative data for 30 June 2011 are restated (previously divided by the Initial Foreclosed Property Carrying Amount).
16	The average total loss on foreclosed properties includes both the loss on sale of the foreclosed property as discussed in footnote 15 and the cumulative write-downs recognised on the loans up to the time we took title to the property. This calculation of the average total loss on foreclosed properties uses the unpaid loan principal balance prior to write-down (excluding any accrued finance income) plus certain other ancillary disbursements that, by law, are reimbursable from the cash proceeds (e.g. real estate tax advances) and were incurred prior to our taking title to the property.
17	Percentages are expressed as a function of the relevant gross loans and receivables balance.
18	Impairment allowances are not reported for financial instruments whereby the carrying amount is reduced directly for impairment and not through the use of an allowance account.
19	Impairment is not measured for assets held in trading portfolios or designated at fair value as assets in such portfolios are managed according to movements in fair value, and the fair value movement is taken directly to the income statement. Consequently, we report all such balances under ‘Neither past due nor impaired’.
20	Loans and advances to customers include asset-backed securities that have been externally rated as strong (30 June 2012: US$3.5bn; 30 June 2011: US$4.1bn; 31 December 2011: US$3.5bn), good (30 June 2012: US$564m; 30 June 2011: US$748m; 31 December 2011: US$476m), satisfactory (30 June 2012: US$205m; 30 June 2011: US$227m; 31 December 2011: US$428m), sub-standard (30 June 2012: US$649m; 30 June 2011: US$480m; 31 December 2011: US$556m) and impaired (30 June 2012: US$227m; 30 June 2011: US$49m; 31 December 2011: US$229m).
21	Included in this category are loans of US$2.5bn (30 June 2011: US$3.3bn; 31 December 2011: US$2.9bn) that have been re-aged once and were less than 60 days past due at the point of re-age. These loans are not classified as impaired following re-age due to the overall expectation that these customers will perform on the original contractual terms of their borrowing in the future.
22	Impaired loans and advances are those classified as CRR 9, CRR 10, EL 9 or EL 10, retail loans 90 days or more past due, unless individually they have been assessed as not impaired (see page 142, ‘Past due but not impaired gross financial instruments’) and renegotiated loans and advances meeting the criteria to be disclosed as impaired (see page 146).
23	Collectively assessed loans and advances comprise homogeneous groups of loans that are not considered individually significant, and loans subject to individual assessment where no impairment has been identified on an individual basis, but on which a collective impairment allowance has been calculated to reflect losses which have been incurred but not yet identified.
24	Collectively assessed loans and advances not impaired are those classified as CRR1 to CRR8 and EL1 to EL8 but excluding retail loans 90 days past due and renegotiated loans and advances meeting the criteria to be disclosed as impaired.
25	Included within ‘Exchange and other movements’ is US$1.6bn of impairment allowances reclassified to held for sale.
26	Net of repo transactions, settlement accounts and stock borrowings.
27	As a percentage of loans and advances to banks and loans and advances to customers, as applicable.
28	Carrying amount of the net principal exposure.

HSBC HOLDINGS PLC

Interim Management Report (continued)

29	Total includes holdings of ABSs issued by The Federal Home Loan Mortgage Corporation (‘Freddie Mac’) and The Federal National Mortgage Association (‘Fannie Mae’).
30	‘Directly held’ includes assets held by Solitaire where we provide first loss protection and assets held directly by the Group.
31	Impairment charges allocated to capital note holders represent impairments where losses would be borne by external third-party investors in the structures.
32	The gross principal is the redemption amount on maturity or, in the case of an amortising instrument, the sum of the future redemption amounts through the residual life of the security.
33	A credit default swap (‘CDS’) gross protection is the gross principal of the underlying instrument that is protected by CDSs.
34	Net principal exposure is the gross principal amount of assets that are not protected by CDSs. It includes assets that benefit from monoline protection, except where this protection is purchased with a CDS.
35	Net exposure after legal netting and any other relevant credit mitigation prior to deduction of the credit risk adjustment.
36	Cumulative fair value adjustment recorded against exposures to OTC derivative counterparties to reflect their creditworthiness.
37	Funded exposures represent the loan amount advanced to the customer, less any fair value write-downs, net of fees held on deposit.
38	Unfunded exposures represent the contractually committed loan facility amount not yet drawn down by the customer, less any fair value write-downs, net of fees held on deposit.

Liquidity and funding

39	The most favourable metrics are a smaller advances to core funding and a larger stressed one month coverage ratio.
40	The HSBC UK entity shown comprises three legal entities; HSBC Bank plc (including all overseas branches), Marks and Spencer Financial Services Limited and HSBC Trust Company (UK) Limited, managed as a single operating entity, in line with the application of UK liquidity regulation as agreed with the UK FSA.
41	The Hongkong and Shanghai Banking Corporation represents the bank in Hong Kong including all overseas branches. Each branch is monitored and controlled for liquidity and funding risk purposes as a stand-alone operating entity.
42	The HSBC USA principal entity shown represents the HSBC USA Inc consolidated group; predominantly HSBC USA Inc and HSBC Bank USA, NA. The HSBC USA Inc consolidated group is managed as a single operating entity.
43	The total shown for other principal HSBC operating entities represents the combined position of all the other operating entities overseen directly by the Risk Management Meeting of the GMB.
44	Unused committed sources of secured funding for which eligible assets were held.
45	Estimated liquidity value represents the expected realisable value of assets prior to management assumed haircuts.
46	HSBC-managed asset exposures related to consolidated securities investment conduits, primarily Solitaire and Mazarin (see page 255). These vehicles issue debt secured by ABSs which are managed by HSBC. HSBC had a total contingent liquidity risk of US$20.0 of which Solitaire represented US$9.7bn already funded on-balance sheet at 30 June 2012 (30 June 2011: US$8.9bn; 31 December 2011: US$9.3bn) leaving a net contingent exposure of US$10.3bn (30 June 2011: US$14.3bn; 31 December 2011: US$12.8bn). At 30 June 2012, US$5.6bn (30 June 2011: US$7.0bn; 31 December 2011: US$6.2bn) of the net contingent liability was on the commercial paper issued by Mazarin and entirely held by HSBC.
47	Other conduit exposures relate to third-party sponsored conduits (see page 257).
48	The undrawn balance for the five largest committed liquidity facilities provided to customers other than facilities to conduits.
49	The undrawn balance for the total of all committed liquidity facilities provided to the largest market sector, other than facilities to conduits.

Market risk

50	The structural foreign exchange risk is monitored using sensitivity analysis (see page 171). The reporting of commodity risk is consolidated with foreign exchange risk. There is no commodity risk in the non-trading portfolios.
51	The interest rate risk on the fixed-rate securities issued by HSBC Holdings is not included in the Group VAR. The management of this risk is described on page 173.
52	The effect of any month-end adjustments not attributable to a specific daily market move is spread evenly over the days in the month in question.
53	Revenues within the daily distribution graph include all revenues booked in Global Markets (gross of brokerage fees), Balance Sheet Management, and the trading element of revenues booked in the GPB and RBWM businesses.
54	The standard deviation measures the variation of daily revenues about the mean value of those revenues.
55	Trading intent portfolios include positions arising from market-making and position taking.
56	Portfolio diversification is the market risk dispersion effect of holding a portfolio containing different risk types. It represents the reduction in unsystematic market risk that occurs when combining a number of different risk types, for example, interest rate, equity and foreign exchange, together in one portfolio. It is measured as the difference between the sum of the VAR by individual risk type and the combined total VAR. A negative number represents the benefit of portfolio diversification. As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit for these measures.
57	The total VAR is non-additive across risk types due to diversification effects.
58	Investments in private equity are primarily made through managed funds that are subject to limits on the amount of investment. Potential new commitments are subject to risk appraisal to ensure that industry and geographical concentrations remain within acceptable levels for the portfolio as a whole. Regular reviews are performed to substantiate the valuation of the investments within the portfolio.
59	Investments held to facilitate ongoing business include holdings in government-sponsored enterprises and local stock exchanges.
60	Instead of assuming that all interest rates move together, we group our interest rate exposures into currency blocs whose rates are considered likely to move together.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Risk management of insurance operations

61	HSBC has no insurance manufacturing subsidiaries in the Middle East and North Africa.
62	The decline in life insurance liabilities in North America reflects the classification of the majority of this business as held for sale at 30 June 2012. At 30 June 2012, the held-for-sale North American life insurance liabilities by contract type comprised credit life contracts (US$21m), annuities (US$731m) and term assurance and other long-term contracts (US$203m).
63	Insurance contracts and investment contracts with discretionary participation features (‘DPF’) can give policyholders the contractual right to receive, as a supplement to their guaranteed benefits, additional benefits that may be a significant portion of the total contractual benefits, but whose amount and timing are determined by HSBC. These additional benefits are contractually based on the performance of a specified pool of contracts or assets, or the profit of the company issuing the contracts.
64	Although investment contracts with DPF are financial instruments, HSBC continues to account for them as insurance contracts as permitted by IFRS 4.
65	Net written insurance premiums represent gross written premiums less gross written premiums ceded to reinsurers.
66	Term assurance includes credit life insurance.
67	The Other assets column shows shareholder assets as well as assets and liabilities classified as held for sale. The majority of the assets for insurance businesses classified as held for sale are reported as ‘Other assets and investment properties’ and totalled US$2.4bn at 30 June 2012 (31 December 2011: US$0.1bn; 30 June 2011: nil). Assets classified as held for sale consist primarily of debt securities. All liabilities for insurance businesses classified as held for sale are reported in ‘Other liabilities’ and totalled US$1.6bn at 30 June 2012 (31 December 2011: US$0.1bn; 30 June 2011: nil). The majority of these liabilities were life and non-life policyholder liabilities.
68	Present value of in-force long-term insurance contracts and investment contracts with DPF.
69	Does not include associated insurance companies, Ping An, SABB Takaful Company or Bao Viet Holdings, or joint venture insurance companies, Hana Life and Canara HSBC Oriental Bank of Commerce Life Insurance Company Limited.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Appendix to Risk Risk policies and practices

This appendix describes the significant policies and practices employed by HSBC in managing our credit risk, liquidity and funding, market risk, operational risk, legal risk, compliance risk, reputational risk and insurance risk.

Managing risk

HSBC’s approach to risk is encapsulated within our risk appetite framework. The risk appetite statement is approved by the Board, which is advised by the Group Risk Committee. For further details of the activities of the Group Risk Committee see pages 233 to 238 of the Annual Report and Accounts 2011.

The framework is maintained at Group, regional and global business levels, operating through governance bodies, processes and metrics designed to assist in risk management. Risk appetite statements define, at various levels of the business, the qualitative and quantitative expressions of the risks which HSBC is prepared to embrace in alignment with its strategy and business plans. Quantitative and qualitative metrics are assigned to nine key categories: earnings, capital, liquidity and funding, securitisations, cost of risk, intra-group lending, strategic investments, risk categories, and risk diversification and concentration. Measurement against the metrics serves to:

•	guide underlying business activity, ensuring it is aligned to risk appetite statements;

•	determine risk-adjusted remuneration;

•	enable the key underlying assumptions to be monitored and, where necessary, adjusted through subsequent business planning cycles; and

•	promptly identify business decisions needed to mitigate risk.

Risk governance

Our strong risk governance reflects the importance placed by the Board on shaping the Group’s risk strategy and managing risks effectively. It is supported by a clear policy framework of risk ownership, by the cascading from the Group Management Board (‘GMB’) of balanced scorecards that align business and risk objectives, and by the accountability of all staff for identifying, assessing and managing risks within the scope of their assigned responsibilities. This personal accountability, reinforced by the governance structure, experience and mandatory learning, helps to foster a disciplined and constructive culture of risk management and control throughout HSBC.

During the period we continued to implement a new operating model for the global risk function. The new model has integrated Compliance within the Global Risk function, established risk roles for RBWM and CMB in alignment with other global businesses and broadened the responsibility of Global Security and Fraud Risk. The model enables the end-to-end management of risk in a consistent manner.

Scenario stress testing

We conduct a range of Group stress testing scenarios including, but not limited to, severe global economic downturn, country, sector and counterparty failures and a variety of projected major operational risk events. The outcomes of the stress scenarios are used to assess the potential impact on demand for regulatory capital against its supply. We also participate, where appropriate, in scenario analyses requested by regulatory bodies.

In addition to the suite of risk scenarios considered for the Group, each major HSBC subsidiary conducts regular economic and event-driven scenario analyses specific to its region.

Stress testing is also used by the market risk discipline to evaluate the potential impact on portfolio values of events or movements in a set of financial variables.

Credit risk

Credit risk management

The role of an independent credit control unit is fulfilled by Group Risk which is part of the Global Risk function. Credit approval authorities are delegated by the Board to certain executive officers of HSBC Holdings plc. Similar credit approval authorities are delegated by the boards of subsidiary companies to executive officers of the relevant subsidiaries. In each major subsidiary, a Chief Risk Officer reports to the local Chief Executive Officer on credit-

HSBC HOLDINGS PLC

Interim Management Report (continued)

related issues, while maintaining a direct functional reporting line to the Group Chief Risk Officer in Global Risk. Full details of the roles and responsibilities of the credit risk management function and the policies and procedures for managing credit risk are set out on page 189 of the Annual Report and Accounts 2011. There were no significant changes during the first half of 2012.

Principal objectives of our credit risk management

•	to maintain across HSBC a strong culture of responsible lending and a robust risk policy and control framework;

•	to both partner and challenge our businesses in defining, implementing and continually re-evaluating our risk appetite under actual and scenario conditions; and

•	to ensure there is independent, expert scrutiny of credit risks, their costs and their mitigation.

Concentration of exposure (page 113)

Concentrations of credit risk arise when a number of counterparties or exposures have comparable economic characteristics, or such counterparties are engaged in similar activities or operate in the same geographical areas or industry sectors, so that their collective ability to meet contractual obligations is uniformly affected by changes in economic, political or other conditions. We use a number of controls and measures to minimise undue concentration of exposure in our portfolios across industry, country and global businesses. These include portfolio and counterparty limits, approval and review controls, and stress testing.

Wrong-way risk is an aggravated form of concentration risk and arises when there is a strong correlation between the counterparty’s probability of default and the mark-to-market value of the underlying transaction. We use a range of procedures to monitor and control wrong-way risk, including requiring entities to obtain prior approval before undertaking wrong-way risk transactions outside pre-agreed guidelines.

Credit quality of financial instruments (page 139)

The five credit quality classifications defined on page 191 of the Annual Report and Accounts 2011 describe the credit quality of our lending, debt securities portfolios and derivatives. These classifications each encompass a range of more granular, internal credit rating grades assigned to wholesale and retail lending business, as well as the external ratings attributed by external agencies to debt securities.

There is no direct correlation between the internal and external ratings at the granular level, except to the extent each falls within a single quality classification.

Credit quality classification

	Debt securities and other bills	Wholesale lending and derivatives		Retail lending
	External credit rating	Internal credit rating	Probability of default %	Internal credit rating[1]	Expected loss %

Quality classification
Strong	A– and above	CRR1 to CRR2	0 – 0.169	EL1 to EL2	0 – 0.999
Good	BBB+ to BBB–	CRR3	0.170 – 0.740	EL3	1.000 – 4.999
Satisfactory	BB+ to B+ and unrated	CRR4 to CRR5	0.741 – 4.914	EL4 to EL5	5.000 – 19.999
Sub-standard	B and below	CRR6 to CRR8	4.915 – 99.999	EL6 to EL8	20.000 – 99.999
Impaired	Impaired	CRR9 to CRR10	100	EL9 to EL10	100+ or defaulted[2]

1	We observe the disclosure convention that, in addition to those classified as EL9 to EL10, retail accounts classified EL1 to EL8 that are delinquent by 90 days or more are considered impaired, unless individually they have been assessed as not impaired (see page 143, ‘Past due but not impaired gross financial instruments’).
2	The expected loss (‘EL’) percentage is derived through a combination of the probability of default (‘PD’) and loss given default (‘LGD’), and may exceed 100% in circumstances where the LGD is above 100% reflecting the cost of recoveries.

Renegotiated loans and forbearance (page 143)

A range of forbearance strategies are employed in order to improve the management of customer relationships, maximise collection opportunities and, if possible, avoid default, foreclosure or repossession. They include extended payment terms, a reduction in interest or principal repayments, approved external debt management plans, debt consolidations, the deferral of foreclosures, and other forms of loan modifications and re-ageing.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Our policies and practices are based on criteria which enable local management to judge whether repayment is likely to continue. These typically provide a customer with terms and conditions that are more favourable than those provided initially. Loan forbearance is only granted in situations where the customer has shown a willingness to repay the borrowing and is expected to be able to meet the revised obligations.

A summary of our current policies and procedures and practices regarding renegotiated loans and forbearance is provided on pages 192 to 194 in the Annual Report and Accounts 2011. There were no material changes to these policies procedures and practices in the half-year ended 30 June 2012.

Nature of HSBC’s securitisation and other structured exposures (page 153)

Mortgage-backed securities (‘MBS’s) are securities that represent interests in groups of mortgages and provide investors with the right to receive cash from future mortgage payments (interest and/or principal). An MBS which references mortgages with different risk profiles, is classified according to the highest risk class.

Collateralised debt obligations (‘CDO’s) are securities backed by a pool of bonds, loans or other assets such as asset-backed securities (‘ABS’s). CDOs may include exposure to sub-prime or Alt-A mortgage assets where these are part of the underlying assets or reference assets. As there is often uncertainty surrounding the precise nature of the underlying collateral supporting CDOs, all CDOs supported by residential mortgage-related assets are classified as sub-prime. Our holdings of ABSs and CDOs and direct lending positions, and the categories of mortgage collateral and lending activity, are described below.

Our exposure to non-residential mortgage-related ABSs and direct lending includes securities with collateral relating to commercial property mortgages, leveraged finance loans, student loans, and other assets, such as securities with other receivable-related collateral.

Categories of ABSs and CDOs	Definition	Classification
Sub-prime

Loans to customers who have limited credit histories, modest incomes or high debt-to-income ratios or have experienced credit problems caused by occasional delinquencies, prior charge-offs, bankruptcy or other credit-related actions.

For US mortgages, a FICO score of 620 or less has primarily been used to determine whether a loan is sub-prime; for non-US mortgages, management judgement is used.
US Home Equity Lines of Credit (‘HELoC’s)	A form of revolving credit facility provided to customers, which is supported in the majority of circumstances by a second lien or lower ranking charge over residential property.	Holdings of HELoCs are classified as sub-prime.
US Alt-A	Lower risk loans than sub-prime, but they share higher risk characteristics than lending under fully conforming standard criteria.

US credit scores and the completeness of documentation held (such as proof of income), are considered when determining whether an Alt-A classification is appropriate. Non sub-prime mortgages in the US are classified as Alt-A if they are not eligible for sale to the major US Government mortgage agencies or sponsored entities.

US Government agency and sponsored enterprises mortgage-related assets

Securities that are guaranteed by US Government agencies such as the Government National Mortgage Association (‘Ginnie Mae’), or by US Government sponsored entities including Fannie Mae and Freddie Mac.

Holdings of US Government agency and US Government sponsored enterprises’ mortgage-related assets are classified as prime exposures.
UK non-conforming mortgages

UK mortgages that do not meet normal lending criteria. Examples include mortgages where the expected level of documentation is not provided (such as income with self-certification), or where poor credit history increases risk and results in pricing at a higher than normal lending rate.

UK non-conforming mortgages are treated as sub-prime exposures.
Other mortgages	Residential mortgages, including prime mortgages, that do not meet any of the classifications described above.	Prime residential mortgage-related assets are included in this category.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Impairment methodologies (page 155)

For available-for-sale ABSs, to identify objective evidence of impairment, an industry standard valuation model is normally applied which uses data with reference to the underlying asset pools and models their projected future cash flows. The estimated future cash flows of the securities are assessed at the specific financial asset level to determine whether any of them are unlikely to be recovered as a result of loss events occurring on or before the reporting date.

The principal assumptions and inputs to the models are typically the delinquency status of the underlying loans, the probability of delinquent loans progressing to default, the prepayment profiles of the underlying assets and the loss severity in the event of default. However, the models utilise other variables relevant to specific classes of collateral to forecast future defaults and recovery rates. Management uses externally available data and applies judgement when determining the appropriate assumptions in respect of these factors. We use a modelling approach which incorporates historically observed progression rates to default, to determine if the decline in aggregate projected cash flows from the underlying collateral will lead to a shortfall in contractual cash flows. In such cases the security is considered to be impaired.

In respect of CDOs, expected future cash flows for the underlying collateral are assessed to determine whether there is likely to be a shortfall in the contractual cash flows of the CDO.

When a security benefits from a contract provided by a monoline insurer that insures payments of principal and interest, the expected recovery on the contract is assessed in determining the total expected credit support available to the ABS.

Liquidity and funding (page 162)

The management of liquidity and funding is primarily undertaken locally (by country) in our operating entities in compliance with the Group’s liquidity and funding risk framework (the ‘framework’), and with practices and limits set by the GMB through the Risk Management Meeting and approved by the Board. These limits vary according to the depth and the liquidity of the markets in which the entities operate. Our general policy is that each defined operating entity should be self-sufficient in funding its own activities. Where transactions exist between operating entities, they are reflected symmetrically in both entities.

As part of our Asset, Liability and Capital Management (‘ALCM’) structure, we have established Asset and Liability Management Committees (‘ALCO’s) at Group level, in the regions and in operating entities. The terms of reference of all ALCOs include the monitoring and control of liquidity and funding.

The primary responsibility for managing liquidity and funding within the Group’s framework and risk appetite resides with the local operating entity ALCO. Our most significant operating entities are overseen by regional ALCOs, Group ALCO and the Risk Management Meeting. The remaining smaller operating entities are overseen by regional ALCOs, with appropriate escalation of significant issues to Group ALCO and the Risk Management Meeting.

Operating entities are predominately defined on a country basis to reflect our local management of liquidity and funding. Typically, an operating entity will be defined as a single legal entity. However, to take account of the situation where operations in a country are booked across multiple subsidiaries or branches:

•

an operating entity may be defined as a wider sub-consolidated group of legal entities if it is incorporated in the same country, liquidity and funding are freely fungible between the entities and permitted by local regulation, and it reflects how liquidity and funding are managed locally; or

•

an operating entity may be defined more narrowly as a principal office (branch) of a wider legal entity operating in multiple countries, reflecting the local country management of liquidity and funding.

The list of entities it directly oversees and the composition of these entities is reviewed and agreed annually by the Risk Management Meeting.

Primary sources of funding (page 162)

Customer deposits in the form of current accounts and savings deposits payable on demand or at short notice form a significant part of our funding, and we place considerable importance on maintaining their stability. For deposits, stability depends upon preserving depositor confidence in our capital strength and liquidity, and on competitive and transparent pricing.

HSBC HOLDINGS PLC

Interim Management Report (continued)

We also access professional markets in order to obtain funding for non-banking subsidiaries that do not accept deposits, to align asset and liability maturities and currencies and to maintain a presence in local professional markets. In aggregate, our banking entities are liquidity providers to the unsecured interbank market, placing more funds with other banks than they borrow. However, as a consequence of our credit risk appetite and liquidity policy, the extent of these types of placements is reducing.

The management of funding and liquidity risk (page 163)

Inherent liquidity risk categorisation

We place our operating entities into one of three categories (low, medium and high) to reflect our assessment of their inherent liquidity risk, considering political, economic and regulatory factors within the host country, and also factors specific to the operating entities themselves, such as the local market, market share, balance sheet strength and the control framework. The categorisation involves management judgement and is based on the perceived liquidity risk of an operating entity relative to other entities in the Group. The categorisation is intended to reflect the possible impact of a liquidity event, not the probability of an event. The categorisation is used to determine the prescribed stress scenario that we require our operating entities to be able to withstand, and to manage to.

Core deposits

A key assumption of our internal framework is the categorisation of customer deposits into core and non-core based on our expectation of the behaviour of these deposits during a liquidity stress. This characterisation takes into account the inherent liquidity risk categorisation of the operating entity originating the deposit, the nature of the customer and the size and pricing of the deposit. No deposit is considered to be core in its entirety unless it is contractually collateralising a loan. The core deposit base in each operating entity is considered to be a long-term source of funding and therefore is assumed not to be withdrawn in the liquidity stress scenario that we use to calculate our principal liquidity risk metrics.

The three filters considered in assessing whether a deposit in any operating entity is core are:

•	price: any deposit priced significantly above market or benchmark rates is generally treated as entirely non-core;

•	size: depositors with total funds above certain monetary thresholds are excluded. Thresholds are established by considering the business line and inherent liquidity risk categorisation; and

•

line of business: the element of any deposit remaining after the application of the price and size filters is assessed on the basis of the line of business to which the deposit is associated. The proportion of any customer deposit that can be considered core under this filter is between 35% and 90%.

Repo transactions and bank deposits cannot be categorised as core deposits.

Advances to core funding ratio

Core customer deposits are an important source of funding to finance lending to customers, and discourage reliance on short-term professional funding. Limits are placed on operating entities to restrict their ability to increase loans and advances to customers without corresponding growth in core customer deposits or long-term debt funding with a residual maturity beyond one year; this measure is referred to as the ‘advances to core funding’ ratio.

Advances to core funding ratio limits are set by the Risk Management Meeting for the most significant operating entities, and by regional ALCOs for smaller operating entities, and are monitored by ALCM teams. The ratio describes current loans and advances to customers as a percentage of the total of core customer deposits and term funding with a remaining term to maturity in excess of one year. In general, customer loans are assumed to be renewed and are included in the numerator of the advances to core funding ratio, irrespective of the contractual maturity date. Reverse repurchase arrangements are excluded from the advances to core funding ratio.

Stressed coverage ratios (page 164)

The stressed coverage ratios are derived from stressed cash flow scenario analysis and express the stressed cash inflows as a percentage of stressed cash outflows over one-month and three-month time horizons.

The stressed cash inflows include:

•	inflows (net of assumed haircuts) expected to be generated from the realisation of liquid assets; and

•	contractual cash inflows from maturing assets that are not already reflected as a utilisation of liquid assets.

HSBC HOLDINGS PLC

Interim Management Report (continued)

In line with the approach adopted for the advances to core funding ratio, customer loans are, in general, assumed not to generate any cash inflows under stress scenarios and are therefore excluded from the numerator of the stressed coverage ratios, irrespective of the contractual maturity date.

A stressed coverage ratio of 100% or higher reflects a positive cumulative cash flow under the stress scenario being monitored. Group operating entities are required to maintain a ratio of 100% or greater out to three months under the combined market-wide and HSBC-specific stress scenario defined by the inherent liquidity risk categorisation of the operating entity concerned.

Compliance with operating entity limits is monitored by ALCM teams and reported monthly to the Risk Management Meeting for the main operating entities and regional ALCOs for the smaller operating entities.

Stressed scenario analysis

We use a number of standard Group stress scenarios designed to model:

•	combined market-wide and HSBC-specific liquidity crisis scenarios; and

•	market-wide liquidity crisis scenarios.

These scenarios are modelled by all operating entities. The appropriateness of the assumptions for each scenario is reviewed by ALCM monthly and formally approved by the Risk Management Meeting and the Board annually as part of the liquidity and funding risk appetite approval process.

Stressed cash outflows are determined by applying a standard set of prescribed stress assumptions to the Group’s cash flow model. Our framework prescribes the use of two market-wide scenarios and three further combined market-wide and HSBC-specific stress scenarios of increasing severity. In addition to our standard stress scenarios, individual operating entities are required to design their own scenarios to reflect specific local market conditions, products and funding bases.

The three combined market-wide and HSBC-specific scenarios model a more severe scenario than the two market-wide scenarios. The relevant combined market-wide and HSBC-specific stress scenario that an operating entity manages to is based upon its inherent liquidity risk categorisation. The key assumptions factored into the three combined market-wide and HSBC-specific stress scenarios are summarised as follows:

•

all non-core deposits are deemed to be withdrawn within three months (80% within one month), with the level of non-core deposits dependent on the operating entity’s inherent liquidity risk categorisation;

•	the ability to access interbank funding and unsecured term debt markets ceases for the duration of the scenario;

•

the ability to generate funds from illiquid asset portfolios (securitisation and secured borrowing) is restricted to 25-75% of the lower of issues in the last six months or the expected issues in the next six months. The restriction is based on current market conditions and dependent on the operating entity’s inherent liquidity risk categorisation;

•	the ability to access repo funding ceases for any asset not classified as liquid under our liquid asset policy for the duration of the scenario;

•	drawdowns on committed lending facilities must be consistent with the severity of the market stress being modelled and dependent on the inherent liquidity risk categorisation of the operating entity;

•	outflows are triggered by a defined downgrade in long-term ratings. We maintain an on-going assessment of the appropriate number of notches to reflect;

•	customer loans are assumed to be renewed at contractual maturity;

•	interbank loans and reverse repos are assumed to run off contractually; and

•	assets defined as liquid assets are assumed to be realised in cash ahead of their contractual maturity, after applying a defined stressed haircut of up to 20%.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Liquid assets of HSBC’s principal operating entities (page 165)

Stressed scenario analysis and the numerator of the coverage ratio include the assumed cash inflows that would be generated from the realisation of liquid assets, after applying the appropriate stressed haircut. These assumptions are made based on management’s expectation of when an asset is deemed to be realisable.

Liquid assets are unencumbered assets that meet the Group’s definition of liquid assets and are either held outright or as a consequence of a reverse repo transaction with a residual contractual maturity beyond the time horizon of the stressed coverage ratio being monitored. Any unencumbered asset held as a result of reverse repo transactions with a contractual maturity within the time horizon of the stressed coverage ratio being monitored is excluded from the stock of liquid assets and instead reflected as a contractual cash inflow.

Our framework defines the asset classes that can be assessed locally as high quality and realisable within one month and between one month and three months. Each local ALCO has to be satisfied that any asset which may be treated as liquid in accordance with the Group’s liquid asset policy will remain liquid under the stress scenario being managed to.

Inflows from the utilisation of liquid assets within one month can generally only be based on confirmed withdrawable central bank deposits, gold or the sale or repo of government and quasi-government exposures generally restricted to those denominated in the sovereign’s domestic currency. High quality ABSs (predominantly US MBSs) and covered bonds are also included but inflows assumed for these assets are capped.

Inflows after one month are also reflected for high quality non-financial and non-structured corporate bonds and equities within the most liquid indices.

Internal categorisation	Cash inflow recognised	Asset classes
Level 1	Within one month	Central government Central bank (including confirmed withdrawable reserves) Supranationals Multilateral development banks
Level 2	Within one month but capped	Local and regional government Public sector entities Secured covered bonds and pass-through ABSs Gold
Level 3	From one to three months	Unsecured non-financial entity securities Equities listed on recognised exchanges and within liquid indices

Any entity owned and controlled by central or local/regional government but not explicitly guaranteed is treated as a public sector entity.

Other assets assessed as saleable ahead of the contractual maturity date

If an operating entity considers that it has other negotiable assets that could be sold ahead of their contractual maturity during the stress scenario applied by that entity, it can request a dispensation to recognise an inflow under ‘Other’ in relation to these assets.

Wholesale debt monitoring

Where wholesale debt-term markets are accessed to raise funding, ALCO is required to establish cumulative rolling three-month and twelve-month debt maturity limits to ensure no unacceptable concentration of maturities within these timeframes.

Liquidity behaviouralisation

Liquidity behaviouralisation is applied to reflect our assessment of the expected period for which we are confident that we will have access to our liabilities, even under a severe liquidity stress scenario, and the expected period for which we must assume that we will need to fund our assets. Behaviouralisation is applied when the contractual terms do not reflect the expected behaviour. Liquidity behaviouralisation is reviewed and approved by local ALCO in compliance with policies set by the Risk Management Meeting. Our approach to liquidity risk management will often mean a different approach is applied to assets and liabilities. For example, management may assume a shorter life for liabilities and a longer term funding requirement for assets.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Contingent liquidity risk (page 166)

Operating entities provide customers with committed facilities and committed backstop lines to the conduit vehicles we sponsor. These facilities increase our funding requirements when customers drawdown. The liquidity risk associated with the potential drawdown on non-cancellable committed facilities is factored into our stressed scenarios and limits are set for these facilities.

Management of cross-currency liquidity and funding risk

Our liquidity and funding risk framework also considers the ability of each entity to continue to access foreign exchange markets under stress when a surplus in one currency is used to meet a deficit in another currency, for example, by the use of the foreign currency swap markets. Where appropriate, operating entities are required to monitor stressed coverage ratios and advances to core funding ratios for non-local currencies.

Market risk (page 168)

Monitoring and limiting market risk exposures

The management of market risk is principally undertaken in Global Markets using risk limits approved by the GMB. Limits are set for portfolios, products and risk types, with market liquidity being a primary factor in determining the level of limits set. Group Risk, an independent unit within Group Head Office, is responsible for our market risk management policies and measurement techniques. Each major operating entity has an independent market risk management and control function which is responsible for measuring market risk exposures in accordance with the policies defined by Group Risk, and monitoring and reporting these exposures against the prescribed limits on a daily basis.

Each operating entity is required to assess the market risks arising on each product in its business and to transfer them to either its local Global Markets unit for management, or to separate books managed under the supervision of the local ALCO. Our aim is to ensure that all market risks are consolidated within operations that have the necessary skills, tools, management and governance to manage them professionally. In certain cases where the market risks cannot be fully transferred, we use simulation modelling to identify the impact of varying scenarios on valuations and net interest income.

We employ a range of tools to monitor and limit market risk exposures. These include sensitivity analysis, value at risk (‘VAR’) and stress testing.

Sensitivity analysis (page 171)

We use sensitivity measures to monitor the market risk positions within each risk type, for example, the present value of a basis point movement in interest rates for interest rate risk. Sensitivity limits are set for portfolios, products and risk types, with the depth of the market being one of the principal factors in determining the level of limits set.

Value at risk (page 168)

VAR is a technique that estimates the potential losses that could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence.

The VAR models we use are based predominantly on historical simulation. These models derive plausible future scenarios from past series of recorded market rates and prices, taking account of inter-relationships between different markets and rates such as interest rates and foreign exchange rates. The models also incorporate the effect of option features on the underlying exposures.

Our historical simulation models assess potential market movements with reference to data from the past two years and calculate VAR to a 99% confidence level and for a one-day holding period.

We routinely validate the accuracy of our VAR models by back-testing the actual daily profit and loss results, adjusted to remove non-modelled items such as fees and commissions, against the corresponding VAR numbers. Statistically, we would expect to see losses in excess of VAR only 1% of the time over a one-year period. The actual number of excesses over this period can therefore be used to gauge how well the models are performing.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Although a valuable guide to risk, VAR should always be viewed in the context of its limitations. For example:

•	the use of historical data as a proxy for estimating future events may not encompass all potential events, particularly those which are extreme in nature;

•

the use of a one-day holding period assumes that all positions can be liquidated or the risks offset in one day. This may not fully reflect the market risk arising at times of severe illiquidity, when a one-day holding period may be insufficient to liquidate or hedge all positions fully;

•	the use of a 99% confidence level, by definition, does not take into account losses that might occur beyond this level of confidence;

•	VAR is calculated on the basis of exposures outstanding at the close of business and therefore does not necessarily reflect intra-day exposures; and

•	VAR is unlikely to reflect loss potential on exposures that only arise under significant market moves.

Stress testing

In recognition of the limitations of VAR, we augment it with stress testing to evaluate the potential impact on portfolio values of more extreme, although plausible, events or movements in a set of financial variables.

The process is governed by the Stress Testing Review Group forum which, in conjunction with regional risk managers, determines the scenarios to be applied at portfolio and consolidated levels, as follows:

•	sensitivity scenarios consider the impact of any single risk factor or set of factors that are unlikely to be captured within the VAR models, such as the break of a currency peg;

•	technical scenarios consider the largest move in each risk factor without consideration of any underlying market correlation;

•	hypothetical scenarios consider potential macroeconomic events, for example, a global flu pandemic; and

•	historical scenarios incorporate historical observations of market movements during previous periods of stress which would not be captured within VAR.

Stress testing results provide senior management with an assessment of the financial effect such events would have on our profit.

Trading portfolios (page 170)

Our control of market risk in the trading portfolios is based on a policy of restricting individual operations to trading within a list of permissible instruments authorised for each site by Group Risk, of enforcing rigorous new product approval procedures, and of restricting trading in the more complex derivative products only to offices with appropriate levels of product expertise and robust control systems.

Credit spread risk

The risk associated with movements in credit spreads is primarily managed through sensitivity limits, stress testing and VAR.

Credit spread risk also arises on credit derivative transactions entered into by Global Banking in order to manage the risk concentrations within the corporate loan portfolio and so enhance capital efficiency. The mark-to-market of these transactions is reflected in the income statement.

Gap risk

Even for transactions that are structured to render the risk to HSBC negligible under a wide range of market conditions or events, there exists a remote possibility that a gap event could lead to loss. A gap event could arise from a significant change in market price with no accompanying trading opportunity, with the result that the threshold is breached beyond which the risk profile changes from no risk to full exposure to the underlying structure. Such movements may occur, for example, when, in reaction to an adverse event or unexpected news announcement, the market for a specific investment becomes illiquid, making hedging impossible.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Given their characteristics, these transactions make little or no contribution to VAR or to traditional market risk sensitivity measures. We capture their risks within our stress testing scenarios and monitor gap risk on an ongoing basis. We regularly consider the probability of gap loss, and fair value adjustments are booked against this risk.

ABS/MBS positions

The ABS/MBS exposures within the trading portfolios are managed within sensitivity and VAR limits discussed above, and are included within the stress testing scenarios described above.

Non-trading portfolios (page 170)

The principal objective of market risk management of non-trading portfolios is to optimise net interest income.

Interest rate risk in non-trading portfolios arises principally from mismatches between the future yield on assets and their funding cost, as a result of interest rate changes. Analysis of this risk is complicated by having to make assumptions on embedded optionality within certain product areas such as the incidence of mortgage prepayments, and from behavioural assumptions regarding the economic duration of liabilities which are contractually repayable on demand such as current accounts.

Our control of market risk in the non-trading portfolios is based on transferring the risks to the books managed by Global Markets or the local ALCO. The net exposure is typically managed through the use of interest rate swaps within agreed limits. The VAR for these portfolios is included within the Group VAR.

Credit spread risk

The risk associated with movements in credit spreads is primarily managed through sensitivity limits, stress testing, and VAR for those portfolios where VAR is calculated. The VAR shows the effect on income from a one-day movement in credit spreads over a two-year period, calculated to a 99% confidence interval.

Structural foreign exchange exposures (page 171)

Structural foreign exchange exposures represent net investments in subsidiaries, branches and associates, the functional currencies of which are currencies other than the US dollar. An entity’s functional currency is that of the primary economic environment in which the entity operates.

Exchange differences on structural exposures are recognised in other comprehensive income. We use the US dollar as our presentation currency in our consolidated financial statements because the US dollar and currencies linked to it form the major currency bloc in which we transact and fund our business. Our consolidated balance sheet is, therefore, affected by exchange differences between the US dollar and all the non-US dollar functional currencies of underlying subsidiaries.

We hedge structural foreign exchange exposures only in limited circumstances. Our structural foreign exchange exposures are managed with the primary objective of ensuring, where practical, that our consolidated capital ratios and the capital ratios of individual banking subsidiaries are largely protected from the effect of changes in exchange rates. This is usually achieved by ensuring that, for each subsidiary bank, the ratio of structural exposures in a given currency to risk-weighted assets denominated in that currency is broadly equal to the capital ratio of the subsidiary in question.

We may also transact hedges where a currency in which we have structural exposures is considered to be significantly overvalued and it is possible in practice to transact a hedge. Any hedging is undertaken using forward foreign exchange contracts which are accounted for under IFRSs as hedges of a net investment in a foreign operation, or by financing with borrowings in the same currencies as the functional currencies involved.

Sensitivity of net interest income (page 171)

A principal part of our management of market risk in non-trading portfolios is to monitor the sensitivity of projected net interest income under varying interest rate scenarios (simulation modelling). We aim, through our management of market risk in non-trading portfolios, to mitigate the effect of prospective interest rate movements which could reduce future net interest income, while balancing the cost of such hedging activities on the current net revenue stream.

HSBC HOLDINGS PLC

Interim Management Report (continued)

For simulation modelling, entities apply a combination of scenarios and assumptions relevant to their local businesses and markets as well as standard scenarios which are required throughout HSBC. The latter are consolidated to illustrate the combined pro forma effect on our consolidated portfolio valuations and net interest income.

Projected net interest income sensitivity figures represent the effect of the pro forma movements in net interest income based on the projected yield curve scenarios and the Group’s current interest rate risk profile. This effect, however, does not incorporate actions which would probably be taken by Balance Sheet Management or in the business units to mitigate the effect of interest rate risk. In practice, Balance Sheet Management seeks proactively to change the interest rate risk profile to minimise losses and optimise net revenues. The projections also assume that interest rates of all maturities move by the same amount (although rates are not assumed to become negative in the falling rates scenario) and, therefore, do not reflect the potential impact of non-parallel changes in the yield curve on net interest income. In addition, the projections take account of the effect on net interest income of anticipated differences in changes between interbank interest rates and interest rates linked to other bases (such as Central Bank rates or product rates over which the entity has discretion in terms of the timing and extent of rate changes). The projections make other simplifying assumptions, including that all positions run to maturity.

Projecting the movement in net interest income from prospective changes in interest rates is a complex interaction of structural and managed exposures. Our exposure to the effect of movements in interest rates on our net interest income arises from margin changes on savings and demand deposit accounts as well as Balance Sheet Management portfolios:

•

The net interest income of savings and demand deposit accounts increases as interest rates rise and decreases as interest rates fall. However, this risk is asymmetrical in a very low interest rate environment as there is limited room to lower deposit pricing in the event of interest rate reductions.

•	Residual interest rate risk is transferred from the commercial bank to Balance Sheet Management under our policy where interest rate risk is managed within defined limits.

The sensitivity analysis reflects the fact that our deposit-taking businesses generally benefit from rising rates which are partially offset by increased funding costs in Balance Sheet Management given our simplifying assumption of unchanged Balance Sheet Management positioning. The benefit to deposit-taking businesses of rising rates is also offset by the increased funding cost of trading assets, which is recorded in ‘Net interest income’ and therefore captured in the sensitivity analysis, whereas the income from such assets is recorded in ‘Net trading income’.

Defined benefit pension schemes (page 172)

Market risk arises within our defined benefit pension schemes to the extent that the obligations of the schemes are not fully matched by assets with determinable cash flows. Pension scheme obligations fluctuate with changes in long-term interest rates, inflation, salary levels and the longevity of scheme members. Pension scheme assets include equities and debt securities, the cash flows of which change as equity prices and interest rates vary. There is a risk that market movements in equity prices and interest rates could result in asset values which, taken together with regular ongoing contributions, are insufficient over time to cover the level of projected obligations and these, in turn, could increase with a rise in inflation and members living longer. Management, together with the trustees who act on behalf of the pension scheme beneficiaries, assess these risks using reports prepared by independent external actuaries, take action and, where appropriate, adjust investment strategies and contribution levels accordingly.

Operational risk (page 174)

The objective of our operational risk management is to manage and control operational risk in a cost effective manner within targeted levels of operational risk consistent with our risk appetite, as defined by the GMB.

A formal governance structure provides oversight over the management of operational risk. A Global Operational Risk and Control Committee, which reports to the Risk Management Meeting, meets at least quarterly to discuss key risk issues and review the effective implementation of our operational risk management framework.

In each of our subsidiaries, business managers are responsible for maintaining an acceptable level of internal control, commensurate with the scale and nature of operations. They are responsible for identifying and assessing risks, designing controls and monitoring the effectiveness of these controls. The operational risk management framework helps managers to fulfil these responsibilities by defining a standard risk assessment methodology and providing a tool for the systematic reporting of operational loss data.

HSBC HOLDINGS PLC

Interim Management Report (continued)

A centralised database is used to record the results of the operational risk management process. Operational risk self-assessments are input and maintained by business units. To ensure that operational risk losses are consistently reported and monitored at Group level, all Group companies are required to report individual losses when the net loss is expected to exceed US$10,000.

Further details of HSBC’s approach to operational risk management may be found in the Annual Report and Accounts 2011, supplemented by the Capital and Risk Management Pillar 3 Disclosures at 31 December 2011.

Global security and fraud risk

Security and fraud risk issues are managed at Group level by Global Security and Fraud Risk. This unit, which has responsibility for physical risk, fraud, information and contingency risk, and geopolitical risk and business intelligence is fully integrated within the central Group Risk function. This enables management to identify and mitigate the permutations of these and other non-financial risks to its business lines across the jurisdictions in which we operate.

Legal risk

Each operating company is required to have processes and procedures in place to manage legal risk that conform to our standards.

Legal risk falls within the definition of operational risk and includes:

•	contractual risk, which is the risk that the rights and/or obligations of an HSBC company within a contractual relationship are defective;

•	dispute risk, which is made up of the risks that an HSBC company is subject to when it is involved in or managing a potential or actual dispute;

•	legislative risk, which is the risk that an HSBC company fails to adhere to the laws of the jurisdictions in which it operates; and

•	non-contractual rights risk, which is the risk that an HSBC company’s assets are not properly owned or are infringed by others, or an HSBC company infringes another party’s rights.

We have a global legal function to assist management in controlling legal risk. There are legal departments in 58 of the countries in which we operate. There are also regional legal functions in each of Europe, North America, Latin America, the Middle East and North Africa and Asia-Pacific headed by Regional General Counsels as well as General Counsels responsible for each of the global businesses.

Compliance risk (page 174)

Compliance risk falls within the definition of operational risk. All Group companies are required to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice. These rules, regulations, other standards and Group policies include those relating to anti-money laundering, anti-bribery and corruption, conduct of business, counter terrorist financing and sanctions compliance.

The Group Compliance Function is a control function, working as part of our Global Risk Function. It is responsible for resourcing decisions, performance reviews, objectives, strategy, budget and accountability within the Compliance Function and is empowered to set standards and has the authority to ensure those standards are met. The Group Compliance department oversees the global compliance function and is headed by the Head of Group Compliance who reports to the Group Chief Risk Officer. There are compliance teams in all of the countries where we operate and in all global businesses lines. These compliance teams are principally overseen by Regional Compliance Officers located in Europe, the US, Canada, Latin America, the Middle East and North Africa and Asia-Pacific and each business line is supported by a Global Business Compliance Officer. We have also established an Assurance team within Compliance that reviews the effectiveness of the Regional and Global Business Compliance Officers.

Group Compliance policies and procedures require the prompt identification and escalation to Group Compliance of all actual or suspected breaches of any law, rule, regulation, Group policy or other relevant requirement. These escalation procedures are supplemented by a requirement for the submission of compliance certificates at the half-year and year-end by all Group companies detailing any known breaches as above. The contents of these escalation and certification processes are used for reporting to the Risk Management Meeting, the Group Risk Committee and the Board and disclosure in the Annual Report and Accounts and Interim Report, if appropriate.

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Interim Management Report (continued)

Reputational risk (page 175)

Reputational risks can arise from a wide variety of causes and as a banking group, our good reputation depends not only upon the way in which we conduct our business, but it can also be affected by the way in which our clients conduct themselves.

A Group Reputational Risk Policy Committee (‘GRRPC’) has been established to bring focus to activities that could attract reputational risk. The primary role of the GRRPC is to consider areas and activities presenting significant reputational risk and, where appropriate, to make recommendations to the Risk Management Meeting, the Group Standards Steering Committee and the GMB for policy or procedural changes to mitigate such risk. Reputational Risk Policy Committees have also been established in each of our geographical regions. These committees ensure that reputational risks are considered at a regional as well as Group level. Minutes from the regional committees are tabled at GRRPC. A wider description of HSBC’s management of reputational risk is provided on page 209 in the Annual Report and Accounts 2011.

Insurance risk (page 176)

Overview of insurance products

The main contracts we manufacture are listed below:

Life insurance business

•	life insurance contracts with discretionary participation features (‘DPF’);

•	credit life insurance business;

•	annuities;

•	term assurance and critical illness policies;

•	linked life insurance;

•	investment contracts with DPF;

•	unit-linked investment contracts; and

•	other investment contracts (including pension contracts written in Hong Kong).

Non-life insurance business

Non-life insurance contracts include motor, fire and other damage to property, accident and health, repayment protection and commercial insurance.

The management of insurance risk

Life and non-life business insurance risks are controlled by high-level policies and procedures set centrally, taking into account where appropriate local market conditions and regulatory requirements. Formal underwriting, reinsurance and claims-handling procedures designed to ensure compliance with regulations are applied, supplemented with stress testing.

As well as exercising underwriting controls, we use reinsurance as a means of mitigating exposure to insurance risk, in particular to aggregations of catastrophe risk. When we manage our exposure to insurance risk through the use of third-party reinsurers, the associated revenue and manufacturing profit is ceded to them. Although reinsurance provides a means of managing insurance risk, such contracts expose us to credit risk, the risk of default by the reinsurer.

HSBC’s management of insurance risk, including the risks relating to different life and non-life products, is described on page 204 in the Annual Report and Accounts 2011.

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Capital

Capital overview	196
Risk-weighted assets	196
Movement in tier 1 capital in the first half of 2012	197
Capital structure	198
Future developments	199
Appendix to Capital	202

Our objective in the management of Group capital is to maintain efficient levels of well diversified and varied forms of capital to support our business strategy and meet our regulatory requirements.

Capital management

Our approach to capital management is driven by our strategic and organisational requirements, taking into account the regulatory, economic and commercial environment in which we operate. It is our objective to maintain a strong capital base to support the risks inherent in our business and invest in accordance with our five filters framework, exceeding regulatory capital requirements at all times.

Capital measurement and allocation

The FSA supervises HSBC on a consolidated basis and therefore receives information on the capital adequacy of, and sets capital requirements for, the Group as a whole. Individual banking subsidiaries are directly regulated by their local banking supervisors, who set and monitor their capital adequacy requirements. We calculate capital at a Group level using the Basel II framework, as amended for CRD III, commonly known as Basel 2.5.

A summary of our policies and practices regarding capital management, measurement and allocation is provided in the Appendix to Capital on page 202.

Capital overview

In the first half of 2012, there were no material changes to our capital management policies.

Capital ratios

	At	At	At
	30 Jun	30 Jun	31 Dec
	2012	2011	2011
	%	%	%

Core tier 1 ratio	11.3	10.8	10.1
Tier 1 ratio	12.7	12.2	11.5
Total capital ratio	15.1	14.9	14.1
Core tier 1 target range	9.5–10.5

Eligibility requirements for non-equity instruments under Basel III rules are still to be clearly defined in the UK. We therefore refrained from issuing any such capital securities during the first half of 2012.

Risk-weighted assets

RWAs by risk type

	At	At	At
	30 Jun	30 Jun	31 Dec
	2012	2011	2011
	US$m	US$m	US$m

Credit risk	931,724	947,525	958,189
Standardised approach	389,142	357,537	372,039
IRB foundation approach	8,822	5,848	8,549
IRB advanced approach	533,760	584,140	577,601

Counterparty credit risk	49,535	52,985	53,792
Internal models method	9,819	9,036	10,229
Mark-to-market method	39,716	43,949	43,563

Market risk	54,281	44,456	73,177
Operational risk	124,356	123,563	124,356

Total	1,159,896	1,168,529	1,209,514

Of which:
Run-off portfolios	170,023	171,106	181,657
Legacy credit in GB&M	47,730	29,107	50,023
US CML and Other	122,293	141,999	131,634

Card and Retail Services[1]	–	52,684	52,080

For footnote, see page 201.

Market risk RWAs

	At	At
	30 Jun	31 Dec
	2012	2011
	US$m	US$m

VAR	8,201	11,345
Stressed VAR	11,466	19,117
Incremental risk charge	4,613	5,249
Comprehensive risk measure	5,354	6,013
VAR and stressed VAR from CRD equivalent jurisdictions	11,167	12,957
FSA standard rules	13,480	18,496

	54,281	73,177

Market risk RWA comparatives in the above table were not available for June 2011, as Basel 2.5 was introduced on 31 December 2011. These new rules implemented stressed VAR and the comprehensive risk measure, which resulted in changes to our existing incremental risk charge methodology, and the requirement to treat trading book securitisations under FSA standard rules. The resulting effect was partially offset by additional diversification benefits from consolidation of our approved US model on a line-by-line basis rather than by aggregation.

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Interim Management Report (continued)

RWAs by global businesses

	At	At	At
	30 Jun	30 Jun	31 Dec
	2012	2011	2011
	US$bn	US$bn	US$bn

Total	1,159.9	1,168.5	1,209.5

Retail Banking and Wealth Management	298.7	365.0	351.2
Commercial Banking	397.8	363.3	382.9
Global Banking and Markets	412.9	385.4	423.0
Global Private Banking	21.8	23.9	22.5
Other	28.7	30.9	29.9

RWAs reduced by US$50bn to US$1,160bn in the first half of 2012, due to movements in credit risk and market risk. The US$26bn decrease in credit risk RWAs was primarily attributable to the sale of the US Card and Retail Services business in North America, which was completed in May 2012, reducing RWAs in RBWM by US$39bn. In addition, we have continued to manage down the residual balances in the US CML and other portfolios by a further US$9bn of RWAs. Growth in Rest of Asia-Pacific provided an offsetting increase in credit risk RWAs of US$24bn. This was primarily attributable to loan growth in our mainland China

RWAs by geographical regions2

	At	At	At
	30 Jun	30 Jun	31 Dec
	2012	2011	2011
	US$bn	US$bn	US$bn

Total	1,159.9	1,168.5	1,209.5

Europe	329.5	315.7	340.2
Hong Kong	108.0	110.8	105.7
Rest of Asia-Pacific	303.2	241.1	279.3
MENA	63.0	58.1	58.9
North America	279.2	335.8	337.3
Latin America	99.8	110.5	102.3

For footnote, see page 201.

associates, evenly split between CMB and GB&M. Growth in corporate lending also increased GB&M RWAs in this region.

The decrease in market risk RWAs of US$19bn reflected a reduction in positions and the tightening of credit default swap spreads, reducing the stressed VAR and VAR components of market risk.

The decrease in counterparty credit risk RWAs of US$4bn was primarily driven by a reduction in mark-to-market of credit derivatives and an increased application of regulatory netting.

Movement in tier 1 capital in the first half of 2012

Source and application of tier 1 capital

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	31 December 2011 US$m

Movement in tier 1 capital
Opening core tier 1 capital	122,496	116,116	125,762
Contribution to core tier 1 capital from profit for the period	10,011	9,315	4,696
Consolidated profits attributable to shareholders of the parent company	8,438	9,215	7,582
Removal of own credit spread net of tax	1,573	100	(2,886)

Net dividends	(3,447)	(2,672)	(2,599)
Dividends	(4,454)	(4,006)	(3,495)
Add back: shares issued in lieu of dividends	1,007	1,334	896

(Increase)/decrease in goodwill and intangible assets deducted	769	(1,374)	1,956
Ordinary shares issued	263	13	83
Foreign currency translation differences	(364)	4,471	(7,176)
Other, including regulatory adjustments	941	(107)	(226)

Closing core tier 1 capital	130,669	125,762	122,496

Opening other tier 1 capital	17,094	17,063	17,351
Hybrid capital securities redeemed	(776)	–	–
Other, including regulatory adjustments	(53)	288	(257)

Closing tier 1 capital	146,934	143,113	139,590

We complied with the FSA’s capital adequacy requirements throughout 2011 and the first half of 2012. Internal capital generation contributed US$7bn to core tier 1 capital, being profits attributable to shareholders of the parent company after regulatory adjustment for own credit spread and net of dividends.

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Interim Management Report (continued)

Capital structure

	At 30 June	At 30 June	At 31 December
	2012	2011	2011
	US$m	US$m	US$m

Composition of regulatory capital
Tier 1 capital
Shareholders’ equity	160,606	154,652	154,148
Shareholders’ equity per balance sheet[3]	165,845	160,250	158,725
Preference share premium	(1,405)	(1,405)	(1,405)
Other equity instruments	(5,851)	(5,851)	(5,851)
Deconsolidation of special purpose entities[4]	2,017	1,658	2,679

Non-controlling interests	4,451	3,871	3,963
Non-controlling interests per balance sheet	7,921	7,287	7,368
Preference share non-controlling interests	(2,412)	(2,445)	(2,412)
Non-controlling interests transferred to tier 2 capital	(496)	(507)	(496)
Non-controlling interests in deconsolidated subsidiaries	(562)	(464)	(497)

Regulatory adjustments to the accounting basis	(3,308)	888	(4,331)
Unrealised losses on available-for-sale debt securities[5]	1,208	3,290	2,228
Own credit spread	(2,115)	(773)	(3,608)
Defined benefit pension fund adjustment[6]	(116)	1,211	(368)
Reserves arising from revaluation of property and unrealised gains on available-for-sale equities	(2,387)	(3,085)	(2,678)
Cash flow hedging reserve	102	245	95

Deductions	(31,080)	(33,649)	(31,284)
Goodwill capitalised and intangible assets	(26,650)	(29,375)	(27,419)
50% of securitisation positions	(1,364)	(1,274)	(1,207)
50% of tax credit adjustment for expected losses	145	126	188
50% of excess of expected losses over impairment allowances	(3,211)	(3,126)	(2,846)

Core tier 1 capital	130,669	125,762	122,496

Other tier 1 capital before deductions	17,110	18,339	17,939
Preference share premium	1,405	1,405	1,405
Preference share non-controlling interests	2,412	2,445	2,412
Hybrid capital securities	13,293	14,489	14,122

Deductions	(845)	(988)	(845)
Unconsolidated investments[7]	(990)	(1,114)	(1,033)
50% of tax credit adjustment for expected losses	145	126	188

Tier 1 capital	146,934	143,113	139,590

Tier 2 capital
Total qualifying tier 2 capital before deductions	47,205	50,544	48,676
Reserves arising from revaluation of property and unrealised gains on available-for-sale equities	2,387	3,085	2,678
Collective impairment allowances[8]	2,551	2,772	2,660
Perpetual subordinated debt	2,778	2,782	2,780
Term subordinated debt	39,189	41,605	40,258
Non-controlling interests in tier 2 capital	300	300	300

Total deductions other than from tier 1 capital	(18,415)	(19,873)	(17,932)
Unconsolidated investments[7]	(13,834)	(15,471)	(13,868)
50% of securitisation positions	(1,364)	(1,274)	(1,207)
50% of excess of expected losses over impairment allowances	(3,211)	(3,126)	(2,846)
Other deductions	(6)	(2)	(11)

Total regulatory capital	175,724	173,784	170,334
For footnotes, see page 201.

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Interim Management Report (continued)

Future developments

Basel III

The regulation and supervision of financial institutions continues to undergo significant change in response to the global financial crisis. In December 2010, the Basel Committee issued two documents: ‘A global regulatory framework for more resilient banks and banking systems’ and ‘International framework for liquidity risk measurement, standards and monitoring’, which together are commonly referred to as ‘Basel III’. In June 2011, the Basel Committee issued a revision to the former document setting out the finalised capital treatment for counterparty credit risk in bilateral trades.

The Basel III rules set out the minimum common equity tier 1 (‘CET1’) ratio requirement of 4.5% and an additional capital conservation buffer requirement of 2.5%, to be phased in sequentially from 1 January 2013, becoming fully effective on 1 January 2019. Any additional countercyclical capital buffer requirements will also be phased in, starting in 2016 to a proposed maximum level of 2.5% effective on 1 January 2019, although individual jurisdictions may choose to implement larger countercyclical capital buffers. The leverage ratio is subject to a supervisory monitoring period which commenced on 1 January 2011, and a parallel run period which will last from 1 January 2013 until 1 January 2017. Further calibration of the leverage ratio will be carried out in the first half of 2017 with a view to migrating to a pillar 1 requirement from 1 January 2018.

In addition to the criteria detailed in the Basel III proposals, the Basel Committee issued further minimum requirements in January 2011 to ensure that all classes of capital instruments fully absorb losses at the point of non-viability before taxpayers are exposed to loss. Instruments issued on or after 1 January 2013 may only be included in regulatory capital if the new requirements are met. The capital treatment of securities issued prior to this date will be phased out over a 10-year period commencing on 1 January 2013.

Effect of Basel III

In order to provide some insight into the possible effects of the Basel III rules on HSBC, we have estimated the Group’s pro forma CET1 ratio on the basis of our interpretation of those rules applied to our position at 30 June 2012.

The Basel III changes, which will be progressively phased in, relate to increases in

RWAs, increased capital deductions and new regulatory adjustments. We estimate that applying the increased capital requirements which come into effect on 1 January 2013 to our 30 June 2012 core tier 1 ratio would lower it by 100bps to 10.3%.

The impact on our CET1 ratio from 1 January 2013 will result from changes to both our capital requirement and capital resource position. The decrease in the CET1 ratio attributable to the increase in capital requirements is primarily due to the new credit valuation adjustment (‘CVA’) capital charge, and also due to risk-weighting securitisation positions which were previously deducted from capital at 1,250%, and increasing the financial correlation charge. The effect on the CET1 ratio is reduced by the change from securitisation capital deductions to RWAs.

In addition to the implications for CET1 capital, tier 1 capital and tier 2 capital will be affected by the derecognition of non-qualifying capital instruments. These changes will be phased in over 10 years from 1 January 2013, and will further reduce the tier 1 ratio and the total capital ratio by an estimated 10bps and 40bps, respectively, in 2013 excluding new issues of qualifying capital instruments.

The changes to capital deductions and regulatory adjustments, including those for deferred tax assets, material holdings, excess expected losses and unrealised losses on available-for-sale portfolios, will be phased in over a five-year period starting on 1 January 2014.

The above is partially mitigated by the run-off of positions including legacy credit in GB&M and the US CML portfolio. This will occur in the period up until 2019.

We are also considering hedging the CVA capital charge using credit default swaps as another potential mitigating action.

CRD IV

In July 2011, the European Commission published proposals for a new Regulation and Directive, known collectively as CRD IV, to give effect to the Basel III framework in the EU. The majority of the Basel III proposals are in the Regulation, removing national discretion, except for countercyclical and capital conservation buffers, which are in the Directive.

The CRD IV proposals, which are expected to apply from 1 January 2013, require all fair value positions to be included at their prudent value for the purpose of calculating regulatory capital. The regulatory basis of prudent value differs from the

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Interim Management Report (continued)

accounting basis for calculating fair values of financial instruments under IAS 39. It is proposed that when the accounting value is greater than the regulatory value, the difference should be deducted from CET1.

Our current methodology for calculating CVA for accounting purposes is described in Note 8 on the Financial Statements and is principally based on the use of probabilities of default from historical rating transition matrices, consistent with our approach to the management of derivative counterparty risk.

At present there is no formalised guidance, though it is expected that we will be required for the purposes of establishing a prudent regulatory value to calculate CVA based on a probability of default derived from relevant credit default swaps. A difference between the accounting and regulatory methodologies, therefore, would result in an overall adverse adjustment to CET1. Should the accounting treatment in future more closely align with the regulatory methodology, there would be an offsetting reduction in the regulatory adjustment applied to CET1.

We continue to monitor the interaction of the accounting and regulatory treatments as they evolve and assess our respective methodologies accordingly.

The Regulation additionally sets out provisions to harmonise prudential regulatory and financial reporting in the EU, commonly known as COREP and FINREP, respectively. In December 2011, the European Banking Authority (‘EBA’) published a consultative document proposing measures to specify uniform formats, frequencies and dates of prudential reporting to the regulator.

During the first half of 2012, the EBA issued a number of consultations on the draft regulatory technical standards which will form part of the Regulation. Further consultative documents are expected during the year and we will continue to assess the effect on HSBC.

The CRD IV legislation is in draft and remains subject to agreement by the European Parliament, Council and Commission.

Trading activities

In May 2012, the Basel Committee issued a consultative document, ‘Fundamental review of the trading book’. The paper sets out proposals for a revised market risk framework, including enhanced risk measurement under both the internal models-based and standardised approaches, and specific measures for trading book capital requirements. This aims to strengthen capital standards for market risk, and thereby contribute to a more resilient banking sector.

Systemically important banks

In parallel with the Basel III proposals, the Basel Committee issued a consultative document in July 2011, ‘Global systemically important banks: assessment methodology and the additional loss absorbency requirement’. In November 2011, they published their rules and the Financial Stability Board (‘FSB’) issued the initial list of global systemically important banks (‘G-SIB’s). This list, which includes HSBC and twenty-eight other major banks from around the world, will be re-assessed periodically through annual re-scoring of the individual banks and a triennial review of the methodology.

The rules set out an indicator-based approach to G-SIBs assessment employing five broad categories: size, interconnectedness, lack of substitutability, cross-jurisdictional activity and complexity. The designated G-SIBs will be required to hold minimum additional CET1 capital of between 1% and 2.5%, depending on their relative systemic importance as indicated by their assessed score. We expect to be required to hold capital towards the upper end of the range. A further 1% charge may be applied to any bank which fails to make progress or regresses in performance within the assessment categories set out above. The requirements, initially for those banks identified in November 2014 as G-SIBs, will be phased in from 1 January 2016, becoming fully effective on 1 January 2019. National regulators have discretion to introduce higher thresholds than these minima.

The proposals above form part of the FSB’s broad mandate to reduce the potential moral hazard associated with G-SIBs. A further exercise of this mandate was the FSB’s own direct consultation of October 2011. This proposed introducing, over the period 2012 to 2014, enhanced reporting by G-SIBs to the Basel Committee centrally. Further engagement with the financial industry at national and international level will be undertaken by the FSB during 2012.

In June 2012, complementing the G-SIBs proposal, the Basel Committee issued a consultative document, ‘A framework for dealing with domestic systemically important banks’. The Committee set out an assessment methodology for domestic systemically important banks (‘D-SIB’s) which employs categories similar to those defined under the G-SIB framework. In addition, they require

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Interim Management Report (continued)

higher loss absorbency requirements to be calibrated by national authorities and which are to be fully met by CET1. The proposals call for banks, identified as D-SIBs by their national authorities, to comply with the requirements in line with the phase-in arrangements for G-SIBs.

Potential effect on a G-SIB

The proposals described above indicate that the required minimum regulatory CET1 ratio for a G-SIB may ultimately lie in the range of 8% to 9.5%.

Potential CET1 requirements from 1 January 2019

Minimum CET1	4.5%
Capital conservation buffer	2.5%
G-SIB buffer	1 –2.5%

In addition to this, a G-SIB may be required to hold a countercyclical capital buffer. The countercyclical capital buffer is a macro-prudential tool at the disposal of national authorities that can be deployed when excess aggregate credit growth is judged to be increasing system-wide risk, and to protect the banking sector from future potential losses. Should a countercyclical buffer be required, it is expected to be held in the range of 0 – 2.5%.

Against the backdrop of eurozone instability, on a temporary basis, the EBA recommended banks aimed to reach a 9% core tier 1 ratio by the end of June 2012. We shall continue to review our target core tier 1 ratio of 9.5% to 10.5% as the applicable regulatory capital requirements evolve during the period until 1 January 2019.

UK banking reform

In September 2011, the Independent Commission on Banking (‘ICB’) recommended measures on capital requirements for UK banking groups. In June 2012, the UK Government published its consultation, ‘Banking reform: delivering stability and supporting a sustainable economy’, which set out its detailed proposals for implementing the recommendations of the ICB. For further details, see page 106.

Recovery and resolution

In November 2010, the G20 endorsed the FSB’s report on reducing the moral hazard posed by systemically important financial institutions and, in November 2011 they endorsed the core recommendations set out in ‘Key attributes of effective resolution regimes for financial institutions’ which jurisdictions should implement to achieve these outcomes.

In June 2012, following international developments in this area, the European Commission published a legislative proposal for bank recovery and resolution. The aim of the proposed framework is to reduce implicit support for the banking sector and equip national regulators with common powers and tools for prevention, early intervention and resolution. The powers sought include the right to appoint a special manager and impose the sale of businesses, asset separation and the write-down of creditors (bail-in) to resolve banks in difficulties. The proposal from the European Commission is subject to negotiation with the European Parliament and European Council.

Footnotes to Capital

1	Operational risk RWAs, under the standardised approach, are calculated using an average of the last three years’ revenues. For business disposals, the operational risk RWAs are not released immediately on disposal, but diminish over a 3-4 year period. On disposal of the Card and Retail Services business, the associated operational risk RWAs will be reported against the continuing business to the extent that the revenues are still included in the three-year average.
2	RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.
3	Includes externally verified profits for the half-year to 30 June 2012.
4	Mainly comprises unrealised losses on available-for-sale debt securities within SPEs which are excluded from the regulatory consolidation.
5	Under FSA rules, unrealised gains/losses on debt securities net of tax must be excluded from capital resources.
6	Under FSA rules, any defined benefit asset is derecognised and a defined benefit liability may be substituted with the additional funding that will be paid into the relevant schemes over the following five-year period.
7	Mainly comprise investments in insurance entities.
8	Under FSA rules, collective impairment allowances on loan portfolios on the standardised approach are included in tier 2 capital.

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Interim Management Report (continued)

Appendix to Capital Capital management and capital measurement and allocation

Capital management

Our policy on capital management is underpinned by a capital management framework (‘the framework’) which enables us to manage our capital in a consistent manner. The framework, which is approved by the GMB annually, incorporates a number of different capital measures including market capitalisation, invested capital, economic capital and regulatory capital.

Capital measures

•	market capitalisation is the stock market value of the company;

•	invested capital is the equity capital invested in HSBC by our shareholders, adjusted for certain reserves and goodwill previously amortised or written off;

•	economic capital is the internally calculated capital requirement which we deem necessary to support the risks to which we are exposed; and

•

regulatory capital is the capital which we are required to hold in accordance with the rules established by the FSA for the consolidated Group and by our local regulators for individual Group companies.

The following material risks are managed through the framework: credit, market, operational, interest rate risk in the banking book, pension fund, insurance and residual risks.

We incorporate stress testing in the framework because it helps us understand how sensitive the core assumptions in our capital plans are to the adverse effect of extreme but plausible events. Stress testing allows us to formulate our response and mitigate risk in advance of conditions exhibiting the identified stress scenarios. The actual market stresses which occurred throughout the financial system in recent years have been used to inform our capital planning process and enhance the stress scenarios we employ. In addition to our internal stress tests, others are undertaken, both at the request of regulators and by the regulators themselves using their prescribed assumptions. We take into account the results of all such regulatory stress testing when assessing our internal capital management requirements.

The responsibility for global capital allocation principles and decisions rests with the GMB. Through our structured internal governance processes, we maintain discipline over our investment and capital allocation decisions and seek to ensure that returns on investment are adequate after taking into account capital costs. Our strategy is to allocate capital to businesses on the basis of their economic profit generation and their regulatory and economic capital requirements.

Our capital management process is articulated in the annual Group capital plan which is approved by the Board. The plan is drawn up with the objective of maintaining both an appropriate amount of capital and an optimal mix between its different components. HSBC Holdings and its major subsidiaries raise non-equity tier 1 capital and subordinated debt in accordance with Group guidelines on market and investor concentration, cost, market conditions, timing, capital composition and maturity profile. Each subsidiary manages its own capital to support its planned business growth and meet its local regulatory requirements within the context of the Group capital plan. Capital generated by subsidiaries in excess of planned requirements is returned to HSBC Holdings, normally by way of dividends, in accordance with the framework.

HSBC Holdings is the primary provider of equity capital to its subsidiaries and also provides them with non-equity capital where necessary. These investments are substantially funded by HSBC Holdings’ own capital issuance and profit retention. As part of its capital management process, HSBC Holdings seeks to maintain a prudent balance between the composition of its capital and its investment in subsidiaries.

Capital measurement and allocation

Our policy and practice in capital measurement and allocation at Group level is underpinned by the Basel II rules. However, local regulators are at different stages of implementation and some local reporting, notably in the US, is still on a Basel I basis. In most jurisdictions, non-banking financial subsidiaries are also subject to the supervision and capital requirements of local regulatory authorities.

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Interim Management Report (continued)

Regulatory and accounting consolidations

The basis of consolidation for financial accounting purposes is described on page 292 of the Annual Report and Accounts 2011 and differs from that used for regulatory purposes. Investments in banking associates are equity accounted in the financial accounting consolidation, whereas their exposures are proportionally consolidated for regulatory purposes. Subsidiaries and associates engaged in insurance and non-financial activities are excluded from the regulatory consolidation and are deducted from regulatory capital. The regulatory consolidation does not include SPEs where significant risk has been transferred to third parties. Exposures to these SPEs are risk-weighted as securitisation positions for regulatory purposes.

Basel II is structured around three ‘pillars’: minimum capital requirements, supervisory review process and market discipline. The CRD implemented Basel II in the EU and the FSA then gave effect to the CRD by including the latter’s requirements in its own rulebooks.

Regulatory capital

Our capital is divided into two tiers:

•

tier 1 capital is divided into core tier 1 and other tier 1 capital. Core tier 1 capital comprises shareholders’ equity and related non-controlling interests. The book values of goodwill and intangible assets are deducted from core tier 1 capital and other regulatory adjustments are made for items reflected in shareholders’ equity which are treated differently for the purposes of capital adequacy. Qualifying capital instruments such as non-cumulative perpetual preference shares and hybrid capital securities are included in other tier 1 capital; and

•

tier 2 capital comprises qualifying subordinated loan capital, related non-controlling interests, allowable collective impairment allowances and unrealised gains arising on the fair valuation of equity instruments held as available for sale. Tier 2 capital also includes reserves arising from the revaluation of properties.

To ensure the overall quality of the capital base, the FSA’s rules set limits on the amount of hybrid capital instruments that can be included in tier 1 capital relative to core tier 1 capital, and limits overall tier 2 capital to no more than tier 1 capital.

Pillar 1 capital requirements

Pillar 1 covers the capital resources requirements for credit risk, market risk and operational risk. Credit risk includes counterparty credit risk and securitisation requirements. These requirements are expressed in terms of RWAs.

Credit risk capital requirements

Basel II applies three approaches of increasing sophistication to the calculation of pillar 1 credit risk capital requirements. The most basic level, the standardised approach, requires banks to use external credit ratings to determine the risk weightings applied to rated counterparties and group other counterparties into broad categories and apply standardised risk weightings to these categories. The next level, the internal ratings-based (‘IRB’) foundation approach, allows banks to calculate their credit risk capital requirements on the basis of their internal assessment of the probability that a counterparty will default (‘PD’), but subjects their quantified estimates of exposure at default (‘EAD’) and loss given default (‘LGD’) to standard supervisory parameters. Finally, the IRB advanced approach allows banks to use their own internal assessment in determining PD and quantifying EAD and LGD.

The capital resources requirement, which is intended to cover unexpected losses, is derived from a formula specified in the regulatory rules which incorporates PD, LGD, EAD and other variables such as maturity and correlation. Expected losses under the IRB approaches are calculated by multiplying PD by EAD and LGD. Expected losses are deducted from capital to the extent that they exceed total accounting impairment allowances.

For credit risk we have adopted the IRB advanced approach for the majority of our businesses, with the remainder on either IRB foundation or standardised approaches.

Under our Basel II rollout plans, a number of our Group companies and portfolios are in transition to advanced IRB approaches. At the end of June 2012, portfolios in much of Europe, Hong Kong, Rest of Asia-Pacific and North America were on advanced IRB approaches. Others remain on the standardised or foundation approaches under Basel II, pending definition of local regulations or model approval, or under exemptions from IRB treatment.

•	Counterparty credit risk

Counterparty credit risk arises for OTC derivatives and securities financing transactions. It is calculated in both the trading and non-trading books and is the risk that the counterparty to a transaction may default before

HSBC HOLDINGS PLC

Interim Management Report (continued)

completing the satisfactory settlement of the transaction. Three approaches to calculating counterparty credit risk and determining exposure values are defined by Basel II: standardised, mark-to-market and internal model method. These exposure values are used to determine capital requirements under one of the credit risk approaches: standardised, IRB foundation and IRB advanced.

We use the mark-to-market and internal model method approaches for counterparty credit risk. Our longer-term aim is to migrate more positions from the mark-to-market to the internal model method approach.

•	Securitisation

Securitisation positions are held in both the trading and non-trading books. For non-trading book securitisation positions, Basel II specifies two methods for calculating credit risk requirements, these being the standardised and IRB approaches. Both approaches rely on the mapping of rating agency credit ratings to risk weights, which range from 7% to 1,250%. Positions that would otherwise be weighted at 1,250% are deducted from capital.

Within the IRB approach, we use the ratings-based method for the majority of our non-trading book securitisation positions, and the internal assessment approach for unrated liquidity facilities and programme-wide enhancements for asset-backed securitisations.

Following the implementation of Basel 2.5, the majority of securitisation positions in the trading book are treated for capital purposes as if they are held in the non-trading book under the standardised or IRB approaches. Other traded securitisation positions, known as correlation trading, are treated under an internal model approach approved by the FSA.

Market risk capital requirement

The market risk capital requirement is measured using internal market risk models where approved by the FSA, or the FSA’s standard rules. Following the implementation of Basel 2.5, our internal market risk models comprise VAR, stressed VAR, incremental risk charge and correlation trading under the comprehensive risk measure.

Operational risk capital requirement

Basel II includes a capital requirement for operational risk, again utilising three levels of sophistication. The capital required under the basic indicator approach is a simple percentage of gross revenues, whereas under the standardised approach it is one of three different percentages of gross revenues allocated to each of eight defined business lines. Both these approaches use an average of the last three financial years’ revenues. Finally, the advanced measurement approach uses banks’ own statistical analysis and modelling of operational risk data to determine capital requirements. We have adopted the standardised approach in determining our operational risk capital requirements.

Pillar 2 capital requirements

We conduct an Internal Capital Adequacy Assessment Process (‘ICAAP’) to determine a forward looking assessment of our capital requirements given our business strategy, risk profile, risk appetite and capital plan. This process incorporates the risk management processes and governance of the Group. A range of stress tests are applied to our base capital plan. These, coupled with our economic capital framework and other risk management practices, are used to assess our internal capital adequacy requirements.

The ICAAP is examined by the FSA as part of its Supervisory Review and Evaluation Process, which occurs periodically to enable the FSA to define the Individual Capital Guidance or minimum capital requirements for HSBC.

Pillar 3 disclosure requirements

Pillar 3 of Basel II is related to market discipline and aims to make firms more transparent by requiring them to publish specific, prescribed details of their risks, capital and risk management under the Basel II framework at least annually. Our Pillar 3 disclosures for the year ended 31 December 2011 were published as a separate document on the Group Investor Relations website.

HSBC HOLDINGS PLC

Board of Directors and Senior Management

Directors

D J Flint, CBE, 57

Group Chairman

Skills and experience: extensive governance experience gained through membership of the Boards of HSBC and BP p.l.c.; considerable knowledge of finance and risk management in banking, multinational financial reporting, treasury and securities trading operations; honoured with a CBE in recognition of his services to the finance industry; member of the Institute of Chartered Accountants of Scotland and the Association of Corporate Treasurers. Fellow of The Chartered Institute of Management Accountants. Joined HSBC in 1995.

Appointed to the Board: 1995

Current appointments include: director of The Hong Kong Association; and Chairman of the Institute of International Finance since 6 June 2012 (formerly Vice Chairman and Chairman Designate).

Former appointments include: Group Finance Director and Chief Financial Officer, Executive Director, Risk and Regulation; Chairman and member of the Nomination Committee; Co-Chairman of the Counterparty Risk Management Policy Group III; Chairman of the Financial Reporting Council’s review of the Turnbull Guidance on Internal Control; member of the Accounting Standards Board and the Standards Advisory Council of the International Accounting Standards Board; served on the Large Business Forum on Tax and Competitiveness and the Consultative Committee of the Large Business Advisory Board of HM Revenue and Customs; partner in KPMG; and non-executive director and Chairman of the Audit Committee of BP p.l.c.

S T Gulliver, 53

Group Chief Executive

Skills and experience: a career banker with over 30 years’ international experience with HSBC; has held a number of key roles in the Group’s operations worldwide, including in London, Hong Kong, Tokyo, Kuala Lumpur and the United Arab Emirates; played a leading role in developing and expanding Global Banking and Markets, the wholesale banking division of the Group with operations in over 65 countries and territories. Joined HSBC in 1980.

Appointed to the Board: 2008

Current appointments include: Group Chief

Executive and Chairman of The Hongkong and Shanghai Banking Corporation Limited; Chairman of HSBC France; and Chairman of the Group Management Board.

Former appointments include: Chairman, Europe, Middle East and Global Businesses; Chairman of HSBC Bank plc and of HSBC Bank Middle East Limited; Head of Global Banking and Markets; Co-Head of Global Banking and Markets; Head of Global Markets; Head of Treasury and Capital Markets in Asia-Pacific; Deputy Chairman of HSBC Trinkaus & Burkhardt AG and member of its Supervisory Board; and Chairman of HSBC Private Banking Holdings (Suisse) SA.

S A Catz†, 50

Skills and experience: a background in international business leadership, having helped transform Oracle into the largest producer of business management software and the world’s leading supplier of software for information management.

Appointed to the Board: 2008

Current appointments include: President and Chief Financial Officer of Oracle Corporation. Joined Oracle in 1999 and appointed to the board of directors in 2001.

Former appointments include: Managing Director of Donaldson, Lufkin & Jenrette.

L M L Cha†, GBS, 62

Member of the Corporate Sustainability Committee.

Skills and experience: extensive regulatory and policy making experience in the finance and securities sector in Hong Kong and mainland China; formerly Vice Chairman of the China Securities Regulatory Commission, being the first person outside mainland China to join the Central Government of the People’s Republic of China at vice-ministerial rank; awarded Gold and Silver Bauhinia Stars by the Hong Kong Government for public service; formerly Deputy Chairman of the Securities and Futures Commission in Hong Kong; and has worked in the US and Asia.

Appointed to the Board: 2011

Current appointments include: non-executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited; non-official member of the Executive Council of Hong Kong SAR; Chairman of the ICAC Advisory Committee on Corruption; a Hong Kong Deputy to the 11th

HSBC HOLDINGS PLC

Board of Directors and Senior Management (continued)

National People’s Congress of China; non-executive director of China Telecom Corporation Limited; member of the Advisory Board of the Yale School of Management, Millstein Center of Corporate Governance, and Performance at Yale University; a Senior International Advisor for Foundation Asset Management Sweden AB; member of the State Bar of California; and Chairman of the Task Force on the Financial Services Development Council of Hong Kong SAR since 1 July 2012.

Former appointments include: non-executive director of Bank of Communications Co., Ltd., Baoshan Iron and Steel Co. Limited, Johnson Electric Holdings Limited; and Chairman of the University Grants Committee in Hong Kong. Ceased to be a director of Hong Kong Exchanges and Clearing Limited on 24 April 2012 and Tata Consultancy Services Limited on 29 June 2012.

M K T Cheung†, GBS, OBE, 64

Member of the Group Audit Committee.

Skills and experience: a background in international business and financial accounting, particularly in greater China and the wider Asian economy; retired from KPMG Hong Kong in 2003 after more than 30 years; awarded the Gold Bauhinia Star by the Hong Kong Government. Fellow of the Institute of Chartered Accountants in England and Wales.

Appointed to the Board: 2009

Current appointments include: non-executive director of Hang Seng Bank Limited and HKR International Limited; non-executive Chairman of the Airport Authority Hong Kong and the Council of the Hong Kong University of Science and Technology; and director of The Association of Former Council Members of The Stock Exchange of Hong Kong Limited and The Hong Kong International Film Festival Society Ltd.

Former appointments include: non-executive director of Sun Hung Kai Properties Limited and Hong Kong Exchanges and Clearing Limited; Chairman and Chief Executive Officer of KPMG Hong Kong; and council member of the Open University of Hong Kong. Ceased to be a non-official member of the Executive Council of the Hong Kong SAR on 1 July 2012.

J D Coombe†, 67

Chairman of the Group Audit Committee and member of the Group Risk Committee and Group Remuneration Committee.

Skills and experience: a background in international business, financial accounting and the pharmaceutical industry; formerly Chief Financial Officer of GlaxoSmithKline with responsibility for the group’s financial operations globally. Fellow of the Institute of Chartered Accountants in England and Wales.

Appointed to the Board: 2005

Current appointments include: non-executive Chairman of Hogg Robinson Group plc; non-executive Chairman of Home Retail Group plc since 4 July 2012; and council member of The Royal Academy of Arts.

Former appointments include: executive director and Chief Financial Officer of GlaxoSmithKline plc; non-executive director of GUS plc; member of the Supervisory Board of Siemens AG; Chairman of The Hundred Group of Finance Directors; and member of the Accounting Standards Board.

J Faber†, 62

Member of the Group Risk Committee since 1 March 2012.

Skills and experience: a background in banking and asset management with significant international experience, having worked in Germany, Tokyo, New York and London; former Chief Executive Officer of Allianz Global Investors AG and member of the management board of Allianz SE until December 2011; 14 years experience with Citigroup Inc. holding positions in Trading and Project Finance and as Head of Capital Markets for Europe, North America and Japan. Has a doctorate from the University of Administrative Sciences in Speyer.

Appointed to the Board: 1 March 2012

Current appointments include: Chairman of Joh A. Benckiser SARL and of the Investment Board of the Stifterverband für die Deutsche Wissenschaft; independent director of Deutsche Börse AG , Coty Inc.; member of the advisory board of the Siemens Group Pension Board, and the boards of management of Deutsche Krebshilfe and the European School for Management and Technology; and member of the Berlin Centre for Corporate Governance, the German Council for Sustainable Development and Allianz Climate Solutions.

Former appointments include: Chairman of Allianz Global Investors Kapitalanlagegesellschaft and Allianz Global Investors Deutschland GmbH; Chairman of the board of management of Allianz Global Investors Italia SGR SpA; member of the advisory board of Allianz SpA; and member of the supervisory board of Bayerische Boerse AG.

HSBC HOLDINGS PLC

Board of Directors and Senior Management (continued)

R A Fairhead†, CBE, 50

Chairman of the Group Risk Committee and member of the Group Audit Committee and Nomination Committee.

Skills and experience: a background in international industry, publishing, finance and general management; formerly Finance Director of Pearson plc with responsibility for overseeing the day-to-day running of the finance function and directly responsible for global financial reporting and control, tax and treasury. Has a Master’s in Business Administration from the Harvard Business School.

Appointed to the Board: 2004

Current appointments include: Chairman, Chief Executive Officer and director of Financial Times Group Limited. Director of Pearson plc and non-executive director of The Economist Newspaper Limited; and non-executive member of the board of the UK Government’s Cabinet Office.

Former appointments include: Executive Vice President, Strategy and Group Control of Imperial Chemical Industries plc; Finance Director of Pearson plc; and Chairman and director of Interactive Data Corporation.

A A Flockhart*, CBE, 60

Skills and experience: a career banker, being an emerging markets specialist with over 35 years’ experience with HSBC across Latin America, the Middle East, US and Asia; honoured with a CBE in recognition of his services to British business and charitable services and institutions in Mexico. Joined HSBC in 1974.

Appointed to the Board: 2008. Will retire from the Board on 31 July 2012.

Current appointments include: Chairman of HSBC Bank plc and director of HSBC Bank Middle East Limited. Will retire from these appointments on 31 July 2012.

Former appointments include: member of the Group Management Board and director of HSBC Bank Australia Limited; Chairman of HSBC Latin America Holdings (UK) Limited; Chairman, Personal and Commercial Banking; Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited; director of HSBC Bank (China) Company Limited and Hang Seng Bank

Limited, vice-chairman and director of HSBC Bank (Vietnam) Limited; Chairman, HSBC Bank Malaysia Berhad; Chairman, President and Group Managing Director, Latin America and the Caribbean; Chief Executive Officer, Mexico; Senior Executive Vice-President, Commercial Banking, HSBC Bank USA, N.A.; Managing Director of The Saudi British Bank.

J W J Hughes-Hallett†, CMG , SBS, 62

Member of the Group Risk Committee and Nomination Committee. Will cease to be a member of the Group Risk Committee on 31 July 2012.

Skills and experience: a background in financial accounting and experience of management of a broad range of international businesses, including aviation, insurance, property, shipping, manufacturing and trading in the Far East, UK, US and Australia; awarded the Silver Bauhinia Star by the Hong Kong Government. Fellow of the Institute of Chartered Accountants in England and Wales.

Appointed to the Board: 2005

Current appointments include: Chairman of John Swire & Sons Limited; non-executive director of Cathay Pacific Airways Limited and Swire Pacific Limited; a trustee of the Dulwich Picture Gallery and the Esmée Fairbairn Foundation; member of The Hong Kong Association and Chairman of the Governing Board of the Courtauld Institute of Art.

Former appointments include: non-executive director of The Hongkong and Shanghai Banking Corporation Limited.

W S H Laidlaw† , 56

Member of the Group Remuneration Committee.

Skills and experience: significant international experience, particularly in the energy sector, having had responsibility for businesses in four continents. Qualified Solicitor and Master’s in Business Administration from INSEAD.

Appointed to the Board: 2008

Current appointments include: Chief Executive Officer of Centrica plc; member of the UK Prime Minister’s Business Advisory Group; and the Lead Non-executive Board Member of the UK Department for Transport.

Former appointments include: Executive Vice President of Chevron Corporation; non-executive director of Hanson PLC; Chief Executive Officer of Enterprise Oil plc; and President and Chief Operating Officer of Amerada Hess Corporation.

HSBC HOLDINGS PLC

Board of Directors and Senior Management (continued)

J P Lipsky† , 65

Member of the Group Risk Committee since 1 March 2012 and Nomination Committee since 24 May 2012.

Skills and experience: international experience having worked in Chile, New York, Washington and London and interacted with financial institutions, central banks and governments in many countries; served at the International Monetary Fund as First Deputy Managing Director, Acting Managing Director and as Special Advisor. Has a PhD from Stanford University.

Appointed to the Board: 1 March 2012

Current appointments include: Distinguished Visiting Scholar, International Economics Program at the Paul H. Nitze School of Advanced International Studies, Johns Hopkins University; Co-chairman of the Aspen Institute Program on the World Economy; director of the National Bureau of Economic Research; member of the advisory board of the Stanford Institute for Economic Policy Research and the Council on Foreign Relations.

Former appointments include: Vice Chairman J P Morgan Investment Bank; director of the American Council on Germany and the Japan Society; and a trustee of the Economic Club of New York.

J R Lomax† , 67

Member of the Group Audit Committee and Group Risk Committee.

Skills and experience: experience in both the public and private sectors and a deep knowledge of the operation of the UK government and financial system.

Appointed to the Board: 2008

Current appointments include: non-executive director of The Scottish American Investment Company PLC, Reinsurance Group of America Inc., Arcus European Infrastructure Fund GP LLP and BAA Limited; member of the Council of Imperial College, London; and President of the Institute of Fiscal Studies.

Former appointments include: Deputy Governor, Monetary Stability, at the Bank of England and member of the Monetary Policy Committee; Permanent Secretary at the UK Government Departments for Transport and Work and Pensions and the Welsh Office; and Vice President and Chief of Staff to the President of the World Bank.

I J Mackay, 50

Group Finance Director

Skills and experience: extensive financial and international experience, having worked in London, Paris, US and Asia. Member of the Institute of Chartered Accountants of Scotland. Joined HSBC in 2007.

Appointed to the Board: 2010

Current appointments include: member of the Group Management Board.

Former appointments include: director of Hang Seng Bank Limited; Chief Financial Officer, Asia Pacific; and Chief Financial Officer, HSBC North America Holdings Inc; Vice President and Chief Financial Officer of GE Consumer Finance and Vice President and Chief Financial Officer of GE Healthcare – Global Diagnostic Imaging.

N R N Murthy†, CBE, 65

Chairman of the Corporate Sustainability Committee.

Skills and experience: experience in information technology, corporate governance and education, particularly in India; founded Infosys Limited in India; was its Chief Executive Officer for 21 years; under his leadership Infosys established a global footprint and was listed on NASDAQ.

Appointed to the Board: 2008

Current appointments include: Chairman Emeritus of Infosys Limited; Chairman of the Public Health Foundation of India and of the National Payments Corporation of India; director of the United Nations Foundation and Catamaran Management Services Pvt. Ltd.

Former appointments include: former Chief Executive Officer of Infosys Limited; director of Unilever plc and Unilever n.v.; and non-executive director of DBS Group Holdings Limited, DBS Bank Limited and New Delhi Television Limited.

Sir Simon Robertson† , 71

Deputy Chairman and senior independent non-executive Director

Chairman of the Nomination Committee.

Skills and experience: a background in international corporate advisory with a wealth of experience in mergers and acquisitions, merchant banking, investment banking and financial markets; honoured

HSBC HOLDINGS PLC

Board of Directors and Senior Management (continued)

with a knighthood in recognition of his services to business; extensive international experience having worked in France, Germany, the UK and the US.

Appointed to the Board: 2006

Current appointments include: non-executive Chairman of Rolls-Royce Holdings plc, which became the holding company of the Rolls-Royce group of companies in May 2011 as part of a group restructuring. Formerly Chairman of Rolls-Royce Group plc, which was the holding company of the Rolls-Royce group of companies until May 2011. The founding member of Simon Robertson Associates LLP; non-executive director of Berry Bros. & Rudd Limited, The Economist Newspaper Limited, Royal Opera House, Covent Garden Limited and, since 8 May 2012, Troy Asset Management; partner of NewShore Partners LLP; and a trustee of the Eden Project Trust and of the Royal Opera House Endowment Fund.

Former appointments include: Managing Director of Goldman Sachs International and Chairman of Dresdner Kleinwort Benson.

J L Thornton† , 58

Chairman of the Group Remuneration Committee.

Skills and experience: experience that bridges developed and developing economies and the public and private sectors; a deep knowledge of financial services and education systems, particularly in Asia. During his 23-year career with Goldman Sachs, he played a key role in the firm’s global development and was Chairman of Goldman Sachs Asia.

Appointed to the Board: 2008

Current appointments include: non-executive Chairman and director of HSBC North America Holdings Inc.; Co-chairman and director of Barrick Gold Corporation since 15 February 2012 and 6 June 2012 respectively; professor and director of the Global Leadership Program at the Tsinghua University School of Economics and Management; Chairman of the Brookings Institution Board of Trustees; non-executive director of Ford Motor Company, News Corporation, Inc. and China Unicom (Hong Kong) Limited; director of National Committee on United States-China Relations; a Trustee of China Institute, The China Foreign Affairs University, member of the Council on Foreign Relations and the China Securities Regulatory Commission International Advisory Committee.

Former appointments include: non-executive director of Industrial and Commercial Bank of China

Limited and Intel Corporation, Inc.; Trustee of Asia Society; and President of the Goldman Sachs Group, Inc.

†	Independent non-executive Director.
*	Non-executive Director.

Secretary

R G Barber, 61

Group Company Secretary

Joined HSBC in 1980. Group Company Secretary since 1986 and Company Secretary of HSBC Holdings plc since 1990. Appointed a Group General Manager in 2006. Chairman of the Disclosure Committee. A member of the Listing Authority Advisory Committee of the Financial Services Authority and of the Primary Markets Group of the London Stock Exchange. Fellow of the Institute of Chartered Secretaries and Administrators. Former HSBC appointments include: Corporation Secretary of The Hongkong and Shanghai Banking Corporation Limited and Company Secretary of HSBC Bank plc.

Adviser to the Board

D J Shaw, 66

Adviser to the Board since 1998. Director of HSBC Bank Bermuda Limited, HSBC Private Banking Holdings (Suisse) SA and HSBC Private Bank (Suisse) SA. Independent non-executive director of Kowloon Development Company Limited and Shui On Land Limited. Solicitor and formerly a partner in Norton Rose.

Group Managing Directors

A Almeida, 56

Group Head of Human Resources and Corporate Sustainability

Joined HSBC in 1992. A Group Managing Director since 2008. Former HSBC appointments include: Global Head of Human Resources for Global Banking and Markets, Global Private Banking, Global Transaction Banking and HSBC Amanah.

S Assaf, 52

Chief Executive, Global Banking and Markets

Joined HSBC in 1994. A Group Managing Director since 2011. Director of HSBC Bank Egypt S.A.E and of HSBC Trinkaus & Burkhardt AG. Former

HSBC HOLDINGS PLC

Board of Directors and Senior Management (continued)

HSBC appointments include: director of HSBC Global Asset Management Limited; Head of Global Markets; and Head of Global Markets for Europe, Middle East and Africa.

R E T Bennett, 60

Group General Counsel

Joined HSBC in 1979. A Group Managing Director since 2011. Director of HSBC IM Pension Trust Limited. Former HSBC appointments include: Group General Manager, Legal & Compliance and Head of Legal & Compliance, Asia Pacific. Will retire from the Group on 31 December 2012.

A M Keir, 53

Global Head of Commercial Banking

Joined HSBC in 1981. A Group Managing Director since 2011. Former HSBC appointments include: Group General Manager, Commercial Banking, Europe and Global Co-Head, Global Commercial Banking.

S A Levey, 49

Chief Legal Officer

Joined HSBC on 13 January 2012. A Group Managing Director since 18 January 2012. Former appointments include: Under Secretary for Terrorism and Financial Intelligence in the US Department of Treasury; Senior Fellow for National Security and Financial Integrity at the Council on Foreign Relations; Principal Associate Deputy Attorney General at the US Department of Justice; Partner at Miller, Cassidy, Larroca & Lewin LLP and Baker Botts LLP.

M M Moses, 54

Group Chief Risk Officer

Joined HSBC in 2005. A Group Managing Director since 2010. Director of HSBC Insurance (Bermuda) Limited. Former HSBC appointments include: Chief Financial and Risk Officer, Global Banking and Markets.

S P O’Sullivan, 56

Group Chief Operating Officer

Joined HSBC in 1980. A Group Managing Director since 2011. Former HSBC appointments include: Group Chief Technology and Services Officer; director and Chief Operating Officer of HSBC Bank plc; and Chief Operating Officer of HSBC Bank Canada.

B Robertson, 58

Chief Executive, HSBC Bank plc

Joined HSBC in 1975. A Group Managing Director since 2008. Chairman of HSBC Life (UK) Limited. Director of HSBC Bank Bermuda Limited since 1 January 2012. Former HSBC appointments include: Group Chief Risk Officer; Group General Manager, Group Credit and Risk; and Head of Global Banking and Markets for North America.

P A Thurston, 58

Chief Executive, Retail Banking and Wealth Management

Joined HSBC in 1975. A Group Managing Director since 2008. Director of HSBC Private Banking Holdings (Suisse) SA and of The Hongkong and Shanghai Banking Corporation Limited. Former HSBC appointments include: Chief Executive and director of HSBC Bank plc and Chairman of HSBC Life (UK) Limited.

P T S Wong, 60

Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Joined HSBC in 2005. A Group Managing Director since 2010. Chairman of HSBC Bank (China) Company Limited and of HSBC Bank Malaysia Berhad. Non-executive director of Hang Seng Bank Limited, Bank of Communications Co., Ltd and Ping An Insurance (Group) Company of China, Ltd. Independent non-executive director of Cathay Pacific Airways Limited. Former HSBC appointments include: director of HSBC Bank Australia Limited. Ceased to be the Vice Chairman of HSBC Bank (Vietnam) Ltd on 16 January 2012.

HSBC HOLDINGS PLC

Financial Statements (unaudited)

Consolidated income statement for the half-year to 30 June 2012

		Half-year to
	Notes	30 June 2012 US$m	30 June 2011 US$m	31 December 2011 US$m

Interest income		29,549	31,046	31,959
Interest expense		(10,173)	(10,811)	(11,532)

Net interest income		19,376	20,235	20,427

Fee income		10,281	10,944	10,553
Fee expense		(1,974)	(2,137)	(2,200)

Net fee income		8,307	8,807	8,353

Trading income excluding net interest income		3,134	3,231	52
Net interest income on trading activities		1,385	1,581	1,642

Net trading income		4,519	4,812	1,694

Changes in fair value of long-term debt issued and related derivatives		(1,810)	(494)	4,655
Net income/(expense) from other financial instruments designated at fair value		627	394	(1,116)

Net income/(expense) from financial instruments designated at fair value		(1,183)	(100)	3,539

Gains less losses from financial investments		1,023	485	422
Dividend income		103	87	62
Net earned insurance premiums		6,696	6,700	6,172
Gains on disposal of US branch network and cards business	14	3,809	–	–
Other operating income		1,022	1,285	481

Total operating income		43,672	42,311	41,150

Net insurance claims incurred and movement in liabilities to policyholders		(6,775)	(6,617)	(4,564)

Net operating income before loan impairment charges and other credit risk provisions		36,897	35,694	36,586

Loan impairment charges and other credit risk provisions		(4,799)	(5,266)	(6,861)

Net operating income		32,098	30,428	29,725

Employee compensation and benefits		(10,905)	(10,521)	(10,645)
General and administrative expenses		(9,125)	(8,419)	(9,040)
Depreciation and impairment of property, plant and equipment		(706)	(805)	(765)
Amortisation and impairment of intangible assets		(468)	(765)	(585)

Total operating expenses		(21,204)	(20,510)	(21,035)

Operating profit		10,894	9,918	8,690

Share of profit in associates and joint ventures		1,843	1,556	1,708

Profit before tax		12,737	11,474	10,398

Tax expense	6	(3,629)	(1,712)	(2,216)

Profit for the period		9,108	9,762	8,182

Profit attributable to shareholders of the parent company		8,438	9,215	7,582
Profit attributable to non-controlling interests		670	547	600

		US$	US$	US$

Basic earnings per ordinary share	4	0.45	0.51	0.41
Diluted earnings per ordinary share	4	0.45	0.50	0.41

The accompanying notes on pages 219 to 263 form an integral part of these financial statements1.

For footnote, see page 218.

HSBC HOLDINGS PLC

Financial Statements (unaudited) (continued)

Consolidated statement of comprehensive income for the half-year to 30 June 2012

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	31 December 2011 US$m

Profit for the period	9,108	9,762	8,182

Other comprehensive income/(expense)
Available-for-sale investments	1,593	1,136	(462)

– fair value gains/(losses)	2,362	1,378	(99)
– fair value gains transferred to income statement on disposal	(1,017)	(529)	(291)
– amounts transferred to the income statement in respect of impairment losses	450	287	296
– income taxes	(202)	–	(368)

Cash flow hedges	(6)	40	147

– fair value gains/(losses)	(307)	231	(812)
– fair value (gains)/losses transferred to income statement	245	(196)	984
– income taxes	56	5	(25)

Actuarial gains/(losses) on defined benefit plans	(469)	(19)	1,028

– before income taxes	(619)	(18)	1,285
– income taxes	150	(1)	(257)

Share of other comprehensive income/(expense) of associates and joint ventures	338	(146)	(564)
Exchange differences	(392)	4,404	(7,269)
Income tax attributable to exchange differences	–	165	–

Other comprehensive income/(expense) for the period, net of tax	1,064	5,580	(7,120)

Total comprehensive income for the period	10,172	15,342	1,062

Total comprehensive income for the period attributable to:
– shareholders of the parent company	9,515	14,728	638
– non-controlling interests	657	614	424

	10,172	15,342	1,062

The accompanying notes on pages 219 to 263 form an integral part of these financial statements1.

For footnote, see page 218.

HSBC HOLDINGS PLC

Financial Statements (unaudited) (continued)

Consolidated balance sheet at 30 June 2012

	Notes	At 30 June 2012 US$m	At 30 June 2011 US$m	At 31 December 2011 US$m
Assets

Cash and balances at central banks		147,911	68,218	129,902
Items in the course of collection from other banks		11,075	15,058	8,208
Hong Kong Government certificates of indebtedness		21,283	19,745	20,922
Trading assets	7	391,371	474,950	330,451
Financial assets designated at fair value	11	32,310	39,565	30,856
Derivatives	12	355,934	260,672	346,379
Loans and advances to banks		182,191	226,043	180,987
Loans and advances to customers		974,985	1,037,888	940,429
Financial investments	13	393,736	416,857	400,044
Assets held for sale	14	12,383	1,599	39,558
Other assets		47,115	45,904	48,699
Current tax assets		1,312	1,487	1,061
Prepayments and accrued income		9,736	12,556	10,059
Interests in associates and joint ventures		23,790	18,882	20,399
Goodwill and intangible assets		28,916	32,028	29,034
Property, plant and equipment		10,642	11,594	10,865
Deferred tax assets		7,644	7,941	7,726

Total assets		2,652,334	2,690,987	2,555,579

Liabilities and equity

Liabilities
Hong Kong currency notes in circulation		21,283	19,745	20,922
Deposits by banks		123,553	125,479	112,822
Customer accounts		1,278,489	1,318,987	1,253,925
Items in the course of transmission to other banks		11,321	16,317	8,745
Trading liabilities	15	308,564	385,824	265,192
Financial liabilities designated at fair value	16	87,593	98,280	85,724
Derivatives	12	355,952	257,025	345,380
Debt securities in issue		125,543	149,803	131,013
Liabilities of disposal groups held for sale		12,599	41	22,200
Other liabilities		35,119	31,542	27,967
Current tax liabilities		3,462	2,629	2,117
Liabilities under insurance contracts		62,861	64,451	61,259
Accruals and deferred income		11,727	13,432	13,106
Provisions	17	5,259	3,027	3,324
Deferred tax liabilities		1,585	1,157	1,518
Retirement benefit liabilities		3,962	2,958	3,666
Subordinated liabilities		29,696	32,753	30,606

Total liabilities		2,478,568	2,523,450	2,389,486

Equity
Called up share capital		9,081	8,909	8,934
Share premium account		9,841	8,401	8,457
Other equity instruments		5,851	5,851	5,851
Other reserves		24,806	31,085	23,615
Retained earnings		116,266	106,004	111,868

Total shareholders’ equity		165,845	160,250	158,725
Non-controlling interests		7,921	7,287	7,368

Total equity		173,766	167,537	166,093

Total equity and liabilities		2,652,334	2,690,987	2,555,579

The accompanying notes on pages 219 to 263 form an integral part of these financial statements1.

For footnote, see page 218.

HSBC HOLDINGS PLC

Financial Statements (unaudited) (continued)

Consolidated statement of cash flows for the half-year to 30 June 2012

		Half-year to
	Notes	30 June 2012 US$m	30 June 2011 US$m	31 December 2011 US$m

Cash flows from operating activities
Profit before tax		12,737	11,474	10,398

Adjustments for:
– net gain from investing activities		(1,481)	(544)	(652)
– share of profit in associates and joint ventures		(1,843)	(1,556)	(1,708)
– gain on disposal of US branches and cards business		(3,809)	–	–
– other non-cash items included in profit before tax	20	10,420	8,825	11,053
– change in operating assets	20	(47,658)	(92,560)	85,148
– change in operating liabilities	20	40,766	130,301	(86,289)
– elimination of exchange differences[2]		3,504	(16,046)	26,886
– dividends received from associates		278	246	58
– contributions paid to defined benefit plans		(437)	(588)	(589)
– tax paid		(2,304)	(1,709)	(2,386)

Net cash generated from operating activities		10,173	37,843	41,919

Cash flows from investing activities
Purchase of financial investments		(177,427)	(156,596)	(162,412)
Proceeds from the sale and maturity of financial investments		188,242	153,407	158,295
Purchase of property, plant and equipment		(683)	(665)	(840)
Proceeds from the sale of property, plant and equipment		76	194	106
Net purchase of intangible assets		(507)	(893)	(678)
Net cash inflow from disposal of US branch network and cards business		23,484	–	–
Net cash inflow/(outflow) from disposal of other subsidiaries and businesses		(1,537)	5	211
Net cash outflow from acquisition of or increase in stake of associates		(13)	(39)	(51)
Proceeds from disposal of associates and joint ventures		288	11	14

Net cash used in investing activities		31,923	(4,576)	(5,355)

Cash flows from financing activities
Issue of ordinary share capital		263	13	83
Net sales of own shares for market-making and investment purposes		25	27	(252)
(Purchases)/sales of own shares to meet share awards and share option awards		–	(27)	(109)
Subordinated loan capital issued		–	–	7
Subordinated loan capital repaid		(1,453)	(2,574)	(1,203)
Net cash outflow from change in stake in subsidiaries		–	–	104
Dividends paid to ordinary shareholders of the parent company		(3,161)	(2,192)	(2,822)
Dividends paid to non-controlling interests		(325)	(321)	(247)
Dividends paid to holders of other equity instruments		(286)	(286)	(287)

Net cash generated from/(used in) financing activities		(4,937)	(5,360)	(4,726)

Net increase/(decrease) in cash and cash equivalents		37,159	27,907	31,838

Cash and cash equivalents at the beginning of the period		325,449	274,076	312,351
Exchange differences in respect of cash and cash equivalents		(3,601)	10,368	(18,740)

Cash and cash equivalents at the end of the period	20	359,007	312,351	325,449

The accompanying notes on pages 219 to 263 form an integral part of these financial statements1.

For footnotes, see page 218.

HSBC HOLDINGS PLC

Financial Statements (unaudited) (continued)

Consolidated statement of changes in equity for the half-year to 30 June 2012

	Half-year to 30 June 2012
					Other reserves
	Called up share capital	Share premium[3]	Other equity instruments	Retained earnings [4],5	Available- for-sale fair value reserve	Cash flow hedging reserve[6]	Foreign exchange reserve	Merger reserve[4],7	Total shareholders’ equity	Non- controlling interests	Total equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 1 January 2012	8,934	8,457	5,851	111,868	(3,361)	(95)	(237)	27,308	158,725	7,368	166,093

Profit for the period	–	–	–	8,438	–	–	–	–	8,438	670	9,108
Other comprehensive income (net of tax)	–	–	–	(114)	1,562	(7)	(364)	–	1,077	(13)	1,064

Available-for-sale investments	–	–	–		1,562	–	–	–	1,562	31	1,593
Cash flow hedges	–	–	–		–	(7)	–	–	(7)	1	(6)
Actuarial gains/(losses) on defined benefit plans	–	–	–	(452)	–	–	–	–	(452)	(17)	(469)
Share of other comprehensive income of associates and joint ventures	–	–	–	338	–	–		–	338	–	338
Exchange differences	–	–	–	–	–	–	(364)	–	(364)	(28)	(392)

Total comprehensive income for the period	–	–	–	8,324	1,562	(7)	(364)	–	9,515	657	10,172

Shares issued under employee share plans	84	1,447	–	(1,268)	–	–	–	–	263	–	263
Shares issued in lieu of dividends and amounts arising thereon[3]	63	(63)	–	1,007	–	–	–	–	1,007	–	1,007
Dividends to shareholders[8]	–	–	–	(4,454)	–	–	–	–	(4,454)	(398)	(4,852)
Tax credits on distributions	–	–	–	59	–	–	–	–	59		59
Own shares adjustment	–	–	–	32	–	–	–	–	32	–	32
Cost of share-based payment arrangements	–	–	–	541	–	–	–	–	541	–	541
Income taxes on share-based payments	–	–	–	(5)	–	–	–	–	(5)	–	(5)
Other movements	–	–	–	119	–	–	–	–	119	(11)	108
Acquisition and disposal of subsidiaries	–	–	–	–	–	–	–	–	–	376	376
Changes in ownership interests in subsidiaries that did not result in loss of control	–	–	–	43	–	–	–	–	43	(71)	(28)

At 30 June 2012	9,081	9,841	5,851	116,266	(1,799)	(102)	(601)	27,308	165,845	7,921	173,766

HSBC HOLDINGS PLC

Financial Statements (unaudited) (continued)

Consolidated statement of changes in equity for the half-year to 30 June 2012 (continued)

	Half-year to 30 June 2011
					Other reserves
	Called up share capital	Share premium[3]	Other equity instruments	Retained earnings [4],5	Available- for-sale fair value reserve	Cash flow hedging reserve[6]	Foreign exchange reserve	Merger reserve[4],[7]	Total shareholders’ equity	Non- controlling interests	Total equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 1 January 2011	8,843	8,454	5,851	99,105	(4,077)	(285)	2,468	27,308	147,667	7,248	154,915

Profit for the period	–	–	–	9,215	–	–	–	–	9,215	547	9,762
Other comprehensive income (net of tax)	–	–	–	(144)	1,146	40	4,471	–	5,513	67	5,580

Available-for-sale investments	–	–	–	–	1,146	–	–	–	1,146	(10)	1,136
Cash flow hedges	–	–	–	–	–	40	–	–	40	–	40
Actuarial gains/(losses) on defined benefit plans	–	–	–	2	–	–	–	–	2	(21)	(19)
Share of other comprehensive income of associates and joint ventures	–	–	–	(146)	–	–	–	–	(146)	–	(146)
Exchange differences	–	–	–	–	–	–	4,471	–	4,471	98	4,569

Total comprehensive income for the period	–	–	–	9,071	1,146	40	4,471	–	14,728	614	15,342

Shares issued under employee share plans	1	12	–	–	–	–	–	–	13	–	13
Shares issued in lieu of dividends and amounts arising thereon[3]	65	(65)	–	1,334	–	–	–	–	1,334	–	1,334
Dividends to shareholders[8]	–	–	–	(4,006)	–	–	–	–	(4,006)	(413)	(4,419)
Tax credits on distributions	–	–	–	64	–	–	–	–	64	–	64
Own shares adjustment	–	–	–	(225)	–	–	–	–	(225)	–	(225)
Cost of share-based payment arrangements	–	–	–	588	–	–	–	–	588	–	588
Income taxes on share-based payments	–	–	–	36	–	–	–	–	36	–	36
Other movements	–	–	–	37	14	–	–	–	51	1	52
Acquisition and disposal of subsidiaries	–	–	–	–	–	–	–	–	–	(261)	(261)
Changes in ownership interests in subsidiaries that did not result in loss of control	–	–	–	–	–	–	–	–	–	98	98

At 30 June 2011	8,909	8,401	5,851	106,004	(2,917)	(245)	6,939	27,308	160,250	7,287	167,537

HSBC HOLDINGS PLC

Financial Statements (continued)

	Half-year to 31 December 2011
					Other reserves
	Called up share capital	Share premium[3]	Other equity instruments	Retained earnings[4],5	Available- for-sale fair value reserve	Cash flow hedging reserve[6]	Foreign exchange reserve	Merger reserve[4],[7]	Total shareholders’ equity	Non- controlling interests	Total equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 1 July 2011	8,909	8,401	5,851	106,004	(2,917)	(245)	6,939	27,308	160,250	7,287	167,537

Profit for the period	–	–	–	7,582	–	–	–	–	7,582	600	8,182
Other comprehensive income (net of tax)	–	–	–	512	(430)	150	(7,176)	–	(6,944)	(176)	(7,120)

Available-for-sale investments	–	–	–	–	(430)	–	–	–	(430)	(32)	(462)
Cash flow hedges	–	–	–	–	–	150	–	–	150	(3)	147
Actuarial losses on defined benefit plans	–	–	–	1,076	–	–	–	–	1,076	(48)	1,028
Share of other comprehensive income of associates and joint ventures	–	–	–	(564)	–	–	–	–	(564)	–	(564)
Exchange differences	–	–	–	–	–	–	(7,176)	–	(7,176)	(93)	(7,269)

Total comprehensive income for period	–	–	–	8,094	(430)	150	(7,176)	–	638	424	1,062
Shares issued under employee share plans	5	78	–	–	–	–	–	–	83	–	83
Shares issued in lieu of dividends and amounts arising thereon[3]	20	(22)	–	898	–	–	–	–	896	–	896
Dividends to shareholders[8]	–	–	–	(3,495)	–	–	–	–	(3,495)	(402)	(3,897)
Tax credits on distributions	–	–	–	64	–	–	–	–	64	–	64
Own shares adjustment	–	–	–	(136)	–	–	–	–	(136)	–	(136)
Cost of share-based payment arrangements	–	–	–	566	–	–	–	–	566	–	566
Income taxes on share based payments	–	–	–	(15)	–	–	–	–	(15)	–	(15)
Other movements	–	–	–	(112)	(14)	–	–	–	(126)	27	(99)
Acquisition and disposal of subsidiaries	–	–	–	–	–	–	–	–	–	9	9
Changes in ownership interests in subsidiaries that did not result in loss of control	–	–	–	–	–	–	–	–	–	23	23

At 31 December 2011	8,934	8,457	5,851	111,868	(3,361)	(95)	(237)	27,308	158,725	7,368	166,093

The accompanying notes on pages 219 to 263 form an integral part of these financial statements1.

For footnotes, see page 218.

HSBC HOLDINGS PLC

Financial Statements (unaudited) (continued)

Footnotes to Financial Statements

1	The tables: ‘Maximum exposure to credit risk’ (page 114), ‘Gross loans and advances by industry sector’ (page 115), ‘Gross loans and advances to customers by industry sector and by geographical region’ (page 116), ‘Movement in impairment allowances on loans and advances to customers and banks’ (page 149), the Composition of regulatory capital within ‘Capital structure’ (page 198), ‘Impaired loans’ (page 146), and the table ‘Impaired loans and advances to customers’ (page 147) also form an integral part of these financial statements.
2	Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.
3	Share premium includes the deduction of nil in respect of issuance costs incurred during the period (30 June 2011: nil; 31 December 2011: US$2m).
4	Cumulative goodwill amounting to US$5,138m has been charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including US$3,469m charged against the merger reserve arising on the acquisition of HSBC Bank plc. The balance of US$1,669m was charged against retained earnings.
5	Retained earnings include 83,578,031 (US$5,719m) of own shares held within HSBC’s insurance business, retirement funds for the benefit of policyholders or beneficiaries within employee trusts for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Global Markets (30 June 2011: 77,926,453 (US$968m); 31 December 2011: 98,498,019 (US$1,320m)).
6	Amounts transferred to the income statement in respect of cash flow hedges for the half-year to 30 June 2012 include US$12m loss (30 June 2011: US$345m gain; 31 December 2011: US$241m loss) taken to ‘Net interest income’ and US$232m loss (30 June 2011: US$149m loss; 31 December 2011: US$744m loss) taken to ‘Net trading income’.
7	Statutory share premium relief under Section 131 of the Companies Act 1985 (the ‘Act’) was taken in respect of the acquisition of HSBC Bank in 1992, HSBC France in 2000 and HSBC Finance in 2003 and the shares issued were recorded at their nominal value only. In HSBC’s consolidated financial statements the fair value differences of US$8,290m in respect of HSBC France and US$12,768m in respect of HSBC Finance were recognised in the merger reserve. The merger reserve created on the acquisition of HSBC Finance subsequently became attached to HSBC Overseas Holdings (UK) Limited (‘HOHU’), following a number of intra-Group reorganisations. During 2009, pursuant to Section 131 of the Companies Act 1985, statutory share premium relief was taken in respect of the rights issue and US$15,796m was recognised in the merger reserve. The merger reserve includes the deduction of US$614m in respect of costs relating to the rights issue, of which US$149m was subsequently transferred to the income statement. Of this US$149m, US$121m was a loss arising from accounting for the agreement with the underwriters as a contingent forward contract. The merger reserve excludes the loss of US$344m on a forward foreign exchange contract associated with hedging the proceeds of the rights issue.
8	Including distributions paid on preference shares and capital securities classified as equity.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited)

1	Basis of preparation

(a)	Compliance with International Financial Reporting Standards

The interim consolidated financial statements of HSBC have been prepared in accordance with the Disclosure Rules and Transparency Rules of the Financial Services Authority and IAS 34 ‘Interim Financial Reporting’ (‘IAS 34’) as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the EU.

The consolidated financial statements of HSBC at 31 December 2011 were prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the IASB and as endorsed by the EU. EU-endorsed IFRSs may differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2011, there were no unendorsed standards effective for the year ended 31 December 2011 affecting the consolidated financial statements at that date, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC’s financial statements for the year ended 31 December 2011 were prepared in accordance with IFRSs as issued by the IASB.

On 20 December 2010, the IASB issued ‘Deferred tax: Recovery of Underlying Assets (amendments to IAS 12)’ which is effective for periods beginning on or after 1 January 2012 but has not yet been endorsed by the EU. The effect of the application of the amendment is not significant to HSBC.

At 30 June 2012, there were no other unendorsed standards effective for the period ended 30 June 2012 affecting these interim consolidated financial statements, and there was no significant difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC.

IFRSs comprise accounting standards issued by the IASB and its predecessor body as well as interpretations issued by the IFRS Interpretations Committee (‘IFRIC’) and its predecessor body.

During the half-year ended 30 June 2012, HSBC also adopted amendments to standards which had an insignificant effect on these interim consolidated financial statements.

(b)	Presentation of information

In accordance with HSBC’s policy to provide meaningful disclosures that help investors and other stakeholders understand the Group’s performance, financial position and changes thereto, the information provided in the Notes on the Financial Statements and the Interim Management Report goes beyond the minimum levels required by accounting standards, statutory and regulatory requirements and listing rules. In particular, HSBC has adopted the British Bankers’ Association Code for Financial Reporting Disclosure (‘the BBA Code’). The BBA Code aims to increase the quality and comparability of banks’ disclosures and sets out five disclosure principles together with supporting guidance. In line with the principles of the BBA Code, HSBC assesses the applicability and relevance of good practice recommendations issued from time to time by relevant regulators and standard setters, enhancing disclosures where appropriate.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

HSBC’s consolidated financial statements are presented in US dollars. HSBC Holdings’ functional currency is also the US dollar because the US dollar and currencies linked to it are the most significant currencies relevant to the underlying transactions, events and conditions of its subsidiaries, as well as representing a significant proportion of its funds generated from financing activities. HSBC uses the US dollar as its presentation currency in its consolidated financial statements because the US dollar and currencies linked to it form the major currency bloc in which HSBC transacts and funds its business.

(c)	Use of estimates and assumptions

The preparation of financial information requires the use of estimates and assumptions about future conditions. The use of available information and the application of judgement are inherent in the formation of estimates; actual results in the future may differ from those reported. Management believes that HSBC’s critical accounting policies where judgement is necessarily applied are those which relate to impairment of loans and advances, goodwill impairment, the valuation of financial instruments, the impairment of available-for-sale financial assets, deferred tax assets and provisions for liabilities. These critical accounting policies are described on pages 38 to 42 of the Annual Report and Accounts 2011.

(d)	Consolidation

The interim consolidated financial statements of HSBC comprise the financial statements of HSBC Holdings and its subsidiaries. The method adopted by HSBC to consolidate its subsidiaries is described on pages 292 to 293 of the Annual Report and Accounts 2011.

(e)	Future accounting developments

At 30 June 2012, a number of standards and amendments to standards had been issued by the IASB, which are not effective for these consolidated financial statements. Most of these new requirements have not yet been endorsed for use in the EU. In addition to the projects to complete financial instrument accounting, the IASB is continuing to work on projects on insurance, revenue recognition and lease accounting which, together with the standards described below, will represent significant changes to accounting requirements from 2013.

Amendments issued by the IASB and endorsed by the EU

In June 2011, the IASB issued amendments to IAS 19 ‘Employee Benefits’ (‘IAS 19 revised’). The revised standard is effective for annual periods beginning on or after 1 January 2013 with early adoption permitted. IAS 19 revised is required to be applied retrospectively.

The most significant amendment for HSBC is the replacement of interest cost and expected return on plan assets by a finance cost component comprising the net interest on the net defined benefit liability or asset. This finance cost component is determined by applying the same discount rate used to measure the defined benefit obligation to the net defined benefit liability or asset. The difference between the actual return on plan assets and the return included in the finance cost component in the income statement will be presented in other comprehensive income. The effect of this change is to increase the pension expense by the difference between the current expected return on plan assets and the return calculated by applying the relevant discount rate.

Based on our estimate of the impact of this particular amendment on the 2011 consolidated financial statements, the change would decrease pre-tax profit, with no effect on the pension liability. The effect on total operating expenses and pre-tax profit is not expected to be material. The effect at the date of adoption will depend on market interest rates, rates of return and the actual mix of scheme assets at that time.

Standards and amendments issued by the IASB but not endorsed by the EU

Standards applicable in 2013

In May 2011, the IASB issued IFRS 10 ‘Consolidated Financial Statements’ (‘IFRS 10’), IFRS 11 ‘Joint Arrangements’ (‘IFRS 11’) and IFRS 12 ‘Disclosure of Interests in Other Entities’ (‘IFRS 12’). The standards are effective for annual periods beginning on or after 1 January 2013 with early adoption permitted. IFRSs 10 and 11 are required to be applied retrospectively.

Under IFRS 10, there will be one approach for determining consolidation for all entities, based on the concept of power, variability of returns and their linkage. This will replace the current approach which emphasises legal

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

control or exposure to risks and rewards, depending on the nature of the entity. IFRS 11 places more focus on the investors’ rights and obligations than on the structure of the arrangement, and introduces the concept of a joint operation. IFRS 12 includes the disclosure requirements for subsidiaries, joint arrangements and associates and introduces new requirements for unconsolidated structured entities for which comparative information need not be provided for periods prior to initial application.

Based on our assessment to date, while the consolidation status of some entities may change because HSBC has control but not the majority of risks and rewards, or vice versa, we do not expect the overall impact of IFRS 10 and IFRS 11 on the financial statements to be material.

In May 2011, the IASB also issued IFRS 13 ‘Fair Value Measurement’ (‘IFRS 13’). This standard is effective for annual periods beginning on or after 1 January 2013 with early adoption permitted. IFRS 13 is required to be applied prospectively from the beginning of the first annual period in which it is applied. The disclosure requirements of IFRS 13 do not require comparative information to be provided for periods prior to initial application.

IFRS 13 establishes a single source of guidance for all fair value measurements required or permitted by IFRSs. The standard clarifies the definition of fair value as an exit price, which is defined as a price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions, and enhances disclosures about fair value measurement.

HSBC is currently assessing IFRS 13 and it is not practicable to quantify the effect as at the date of the publication of these financial statements, which will depend on final interpretations of the standard, market conditions and HSBC’s holdings of financial instruments at 1 January 2013. However, based on the analysis performed to date, the main effect of applying IFRS 13 is considered to be an adjustment to derivative liabilities for HSBC’s own credit risk which is often referred to as ‘debit valuation adjustment’. This adjustment would be made on a symmetrical basis to credit valuation adjustments applied in valuing derivative assets. The magnitude of this impact will depend on the credit valuation adjustment methodology at the point of initial application of IFRS 13. See Note 8 for further information on credit valuation adjustment methodologies.

In December 2011, the IASB issued amendments to IFRS 7 ‘Disclosures – Offsetting Financial Assets and Financial Liabilities’ which requires the disclosures about the effect or potential effects of offsetting financial assets and financial liabilities and related arrangements on an entity’s financial position. The amendments are effective for annual periods beginning on or after 1 January 2013 and interim periods within those annual periods. The amendments are required to be applied retrospectively.

Standards applicable in 2014

In December 2011, the IASB issued amendments to IAS 32 ‘Offsetting Financial Assets and Financial Liabilities’ which clarified the requirements for offsetting financial instruments and addressed inconsistencies in current practice when applying the offsetting criteria in IAS 32 ‘Financial Instruments: Presentation’. The amendments are effective for annual periods beginning on or after 1 January 2014 with early adoption permitted and are required to be applied retrospectively.

HSBC is currently assessing the impact of these clarifications but it is not practicable to quantify the effect as at the date of the publication of these financial statements.

Standards applicable in 2015

In November 2009, the IASB issued IFRS 9 ‘Financial Instruments’ (‘IFRS 9’) which introduced new requirements for the classification and measurement of financial assets. In October 2010, the IASB issued an amendment to IFRS 9 incorporating requirements for financial liabilities. Together, these changes represent the first phase in the IASB’s planned replacement of IAS 39 ‘Financial Instruments: Recognition and Measurement’ (‘IAS 39’) with a less complex and improved standard for financial instruments.

Following the IASB’s decision in December 2011 to defer the effective date, the standard is effective for annual periods beginning on or after 1 January 2015 with early adoption permitted. IFRS 9 is required to be applied retrospectively but prior periods need not be restated.

The second and third phases in the IASB’s project to replace IAS 39 will address the impairment of financial assets measured at amortised cost and hedge accounting.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

The IASB re-opened the requirements for classification and measurement in IFRS 9 in 2012 to address practice and other issues, with an exposure draft of revised proposals expected in the second half of 2012. Therefore, HSBC remains unable to provide a date by which it will apply IFRS 9 and it remains impracticable to quantify the effect of IFRS 9 as at the date of the publication of these financial statements.

(f)	Changes in composition of the Group

Except as discussed in Note 14 there were no material changes in the composition of the Group.

2	Accounting policies

The accounting policies adopted by HSBC for these interim consolidated financial statements are consistent with those described on pages 294 to 312 of the Annual Report and Accounts 2011. The methods of computation applied by HSBC for these interim consolidated financial statements are consistent with those applied for the Annual Report and Accounts 2011.

3	Dividends

The Directors declared after the end of the period a second interim dividend in respect of the financial year ending 31 December 2012 of US$0.09 per ordinary share, a distribution of approximately US$1,643m which will be payable on 4 October 2012. No liability is recorded in the financial statements in respect of this dividend.

Dividends to shareholders of the parent company

	Half-year to
	30 June 2012			30 June 2011			31 December 2011
	Per share US$	Total US$m	Settled in scrip US$m	Per share US$	Total US$m	Settled in scrip US$m	Per share US$	Total US$m	Settled in scrip US$m

Dividends declared on ordinary shares
In respect of previous year:
– fourth interim dividend	0.14	2,535	259	0.12	2,119	1,130	–	–	–
In respect of current year:
– first interim dividend	0.09	1,633	748	0.09	1,601	204	–	–	–
– second interim dividend	–	–	–	–	–	–	0.09	1,603	178
– third interim dividend	–	–	–	–	–	–	0.09	1,605	720

	0.23	4,168	1,007	0.21	3,720	1,334	0.18	3,208	898

Quarterly dividends on preference shares classified as equity
March dividend	15.50	22		15.50	22		–	–
June dividend	15.50	23		15.50	23		–	–
September dividend	–	–		–	–		15.50	22
December dividend	–	–		–	–		15.50	23

	31.00	45		31.00	45		31.00	45

Quarterly coupons on capital securities classified as equity[1]
January coupon	0.508	44		0.508	44		–	–
March coupon	0.500	76		0.500	76		–	–
April coupon	0.508	45		0.508	45		–	–
June coupon	0.500	76		0.500	76		–	–
July coupon	–	–		–	–		0.508	45
September coupon	–	–		–	–		0.500	76
October coupon	–	–		–	–		0.508	45
December coupon	–	–		–	–		0.500	76

	2.016	241		2.016	241		2.016	242

1	HSBC Holdings issued Perpetual Subordinated Capital Securities of US$3,800m in June 2010 and US$2,200m in April 2008, which are classified as equity under IFRSs.

On 16 July 2012, HSBC paid a further coupon on the capital securities of US$0.508 per security, a distribution of US$45m. No liability is recorded in the financial statements in respect of this coupon payment.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

4	Earnings per share

Basic earnings per ordinary share were calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held. Diluted earnings per ordinary share were calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

Profit attributable to ordinary shareholders of the parent company

	Half-year to
	30 June 2012	30 June 2011	31 December 2011
	US$m	US$m	US$m

Profit attributable to shareholders of the parent company	8,438	9,215	7,582
Dividend payable on preference shares classified as equity	(45)	(45)	(45)
Coupon payable on capital securities classified as equity	(241)	(241)	(242)

Profit attributable to ordinary shareholders of the parent company	8,152	8,929	7,295

Basic and diluted earnings per share

	Half-year to 30 June 2012			Half-year to 30 June 2011			Half-year to 31 December 2011
	Profit US$m	Number of shares (millions)	Amount per share US$	Profit US$m	Number of shares (millions)	Amount per share US$	Profit US$m	Number of shares (millions)	Amount per share US$

Basic[1]	8,152	17,983	0.45	8,929	17,631	0.51	7,295	17,768	0.41
Effect of dilutive potential ordinary shares		158			266			179

Diluted[2]	8,152	18,141	0.45	8,929	17,897	0.50	7,295	17,947	0.41

1	Weighted average number of ordinary shares outstanding.
2	Weighted average number of ordinary shares outstanding assuming dilution.

5	Post-employment benefits

Included within ‘Employee compensation and benefits’ are components of net periodic benefit cost related to HSBC’s defined benefit pension plans and other post-employment benefits, as follows:

	Half-year to
	30 June 2012	30 June 2011	31 December 2011
	US$m	US$m	US$m

Defined benefit pension plans
Current service cost	276	279	271
Interest cost	792	859	830
Expected return on plan assets	(858)	(911)	(895)
Past service cost	3	(579)	37
Gains on curtailments	–	–	(59)
Gains on settlements	–	–	(4)
	213	(352)	180
Defined benefit healthcare plans	20	31	1

Total (income)/expense	233	(321)	181

HSBC revalues its defined benefit post-employment plans each year at 31 December, in consultation with the plans’ local actuaries. The assumptions underlying the calculations are used to determine the expected income statement charge for the year going forward. At 30 June each year, HSBC revalues all plan assets to current market prices. HSBC also reviews the assumptions used to calculate the defined benefit obligations (the liabilities of the plans) and updates the carrying amount of the obligations if there have been significant changes as a consequence of changes in assumptions.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Retirement benefit liabilities for the Group have increased from US$3.7bn at 31 December 2011 to US$4.0bn at 30 June 2012. Retirement benefit assets for the Group were US$2.5bn at 30 June 2012, unchanged from the amount at 31 December 2011. Retirement benefit assets are reported as part of other assets in the consolidated balance sheet and are primarily in respect of a surplus in the HSBC Bank (UK) Pension Scheme funded defined benefit plan (‘the principal plan’). At 30 June 2012 the principal plan was in surplus by US$2.2bn as a result of the special contribution made in 2010 and the changes in fair value of the derivative swaps entered into with HSBC Bank plc noted below.

In the first half of 2012, there was a reduction in the average yields of high quality (AA rated or equivalent) debt instruments in the UK, together with a decrease in inflation expectations. The change in these and other actuarial assumptions resulted in a US$489m decrease in the defined benefit obligation for the principal plan. This decrease was recognised directly in equity as an actuarial gain.

This gain has been offset by actuarial losses in the US and Hong Kong schemes due to decreasing discount rates noted in the table below. The fall in the Hong Kong discount rate is mainly due to a fall in yields on longer-dated government bonds, which are referenced due to the lack of a deep corporate bond market in Hong Kong.

In the US, the fall in the discount rate used is a result of the fall in the yields of long-term, high grade corporate bonds.

The discount rates used to calculate the Group’s obligations to the largest defined benefit pension plans were as follows:

Discount rates

	At 30 June 2012	At 30 June 2011	At 31 December 2011
	%	%	%

UK	4.70	5.60	4.80
Hong Kong	0.96	2.28	1.47
US	4.05	5.35	4.60

The inflation rate used to calculate the principal plan obligation at 30 June 2012 was 3.0% (30 June 2011: 3.8%; 31 December 2011: 3.2%). Other than described above, there were no material changes to other assumptions.

The actual return on plan assets of the principal plan was approximately US$572m below the expected return. This difference was recognised directly in equity as an actuarial loss.

Actuarial gains and losses

	Half-year to
	30 June 2012	30 June 2011	31 December 2011
	US$m	US$m	US$m

Defined benefit pension plans
Experience gains/(losses) on plan liabilities	37	(36)	(425)
Experience gains/(losses) on plan assets	(495)	166	3,460
Losses from changes in actuarial assumptions	(136)	(139)	(1,723)
Other movements[1]	(3)	(16)	41

	(597)	(25)	1,353

Defined benefit healthcare plans	(22)	7	(68)

Total net actuarial gains/(losses)	(619)	(18)	1,285

1	Other movements include changes in the effect of the limit on plan surpluses.

Actuarial gains and losses comprise experience adjustments on plan assets and liabilities as well as adjustments arising from changes in actuarial assumptions. The experience gains and losses on plan assets arise as a result of the difference between the expected returns on the plan assets and the actual movement in the value of the plan assets during the period. The changes in actuarial assumptions arise as a result of changes in the plan assumptions, primarily discount rates and inflation rates, as previously described.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Total cumulative net actuarial losses, including the cumulative effect of the limit on plan surpluses recognised in equity at 30 June 2012, were US$4,002m (30 June 2011: US$4,738m cumulative losses; 31 December 2011: US$3,453m cumulative losses). Of this the cumulative effect of the limit on plan surpluses was US$20m (30 June 2011: US$65m; 31 December 2011: US$18m).

On 17 June 2010, HSBC Bank plc agreed with the Trustee to accelerate the reduction of the deficit of the principal plan with a special contribution of £1,760m (US$2,638m) in June 2010 followed by a revised payment schedule in the following years, as shown below.

In December 2011, HSBC Bank plc made a £184m (US$286m) special contribution to the principal plan. The additional contribution did not result in an amendment to the future funding payments to the principal plan.

Additional future funding payments to the principal plan

	US$m1	£m

2016	776	495
2017	988	630
2018	988	630

1	The payment schedule was agreed with the Trustee in pounds sterling and the equivalent US dollar amounts are shown at the exchange rate effective as at 30 June 2012.

The triennial valuation applicable to the HSBC Bank (UK) Pension Scheme as at 31 December 2011 is currently being performed and is due to be completed no later than 31 March 2013.

As disclosed in ‘Related party transactions’ on page 411 in the Annual Report and Accounts 2011, the principal plan entered into collateralised swap transactions with HSBC to manage the inflation and interest rate sensitivity of the Scheme’s pension obligations. At 30 June 2012, the swaps had a positive fair value of US$4,896m to the Scheme (30 June 2011: US$2,457m positive to the Scheme; 31 December 2011: US$5,560m positive to the Scheme). All swaps were executed at prevailing market rates and within standard market bid-offer spreads.

6	Tax

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	31 December 2011 US$m

Current tax
UK corporation tax charge	100	230	590
Overseas tax[1]	3,549	1,694	2,561

	3,649	1,924	3,151

Deferred tax
Origination and reversal of temporary differences	(20)	(212)	(935)

Tax expense	3,629	1,712	2,216

Effective tax rate	28.5%	14.9%	21.3%

1	Overseas tax included Hong Kong profits tax of US$476m (first half of 2011: US$453m; second half of 2011: US$544m). Subsidiaries in Hong Kong provided for Hong Kong profits tax at the rate of 16.5% (2011: 16.5%) on the profits for the period assessable in Hong Kong. Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Tax reconciliation

The tax charged to the income statement differs to the tax charge that would apply if all profits had been taxed at the UK corporation tax rate as follows:

	Half-year to
	30 June 2012		30 June 2011		31 December 2011
	US$m	%	US$m	%	US$m	%

Profit before tax	12,737		11,474		10,398

Taxation at 24.5% (2011: 26.5%)	3,122	24.5	3,041	26.5	2,755	26.5
Effect of differently taxed overseas profits	265	2.1	(275)	(2.4)	(217)	(2.1)
Adjustments in respect of prior period liabilities	479	3.7	522	4.6	(27)	(0.3)
Deferred tax temporary differences not recognised/ (previously not recognised)	2	–	(1,008)	(8.8)	85	0.8
Effect of profit in associates and joint ventures	(459)	(3.6)	(412)	(3.6)	(453)	(4.4)
Non taxable income and gains	(280)	(2.2)	(184)	(1.6)	(359)	(3.4)
Permanent disallowables	405	3.2	95	0.8	372	3.6
Change in tax rates	(18)	(0.1)	2	–	(5)	–
Local taxes and overseas withholding tax	205	1.6	117	1.0	150	1.4
Other items (including low income housing tax credits)	(92)	(0.7)	(186)	(1.6)	(85)	(0.8)

Total tax charged to the income statement	3,629	28.5	1,712	14.9	2,216	21.3

The effective tax rate for the first half of 2012 was 28.5% compared with 14.9% for the first half of 2011. The higher effective tax rate in the first half of 2012 reflects the impact of higher taxed profits arising on the disposal of the US branch network and cards business combined with the non deductible provision in respect of certain US regulatory matters. The lower effective tax rate in the first half of 2011 included the benefit of deferred tax of US$0.9bn eligible to be recognised in respect of foreign tax credits in the US.

The UK Government announced that the main rate of corporation tax for the year beginning 1 April 2012 will reduce from 26% to 24% to be followed by further 1% reductions per annum to 22% for the year beginning 1 April 2014. The reduction in the corporate tax rate to 24% was substantively enacted in the first half of 2012 and this results in a weighted average of 24.5% for 2012 (2011: 26.5%). The reduction to 23% was enacted through the 2012 Finance Act in July and the reduction to 22% is expected to be enacted through the 2013 Finance Act. It is not expected that the future rate reductions will have a significant effect on the net UK deferred tax liability at 30 June 2012 of US$327m.

For the period ended 30 June 2012, HSBC’s share of associates’ tax on profit was US$476m (30 June 2011: US$418m; 31 December 2011: US$472m), which is included within share of profit in associates and joint ventures in the income statement.

The Group’s legal entities are subject to routine review and audit by tax authorities in the territories in which the Group operates. The Group provides for potential tax liabilities that may arise on the basis of the amounts expected to be paid to the tax authorities. The amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of open issues. A substantial proportion of the material open issues relate to the UK of which the principal matter concerns the application of the UK Controlled Foreign Company (‘CFC’) rules. Following further discussion with Her Majesty’s Revenue and Customs, the CFC and certain other open UK issues have now been resolved.

Deferred taxation

United States

Of the total net deferred tax assets of US$6.1bn at 30 June 2012 (30 June 2011: US$6.8bn; 31 December 2011: US$6.2bn) the net deferred tax asset relating to HSBC’s operations in the US is US$5.0bn (30 June 2011: US$5.1bn; 31 December 2011: US$5.2bn). The deferred tax assets included in this total reflect the carry forward of tax losses and tax credits (US$0.2bn; 30 June 2011: US$1.0bn; 31 December 2011: US$1.2bn), deductible temporary differences in respect of loan impairment allowances (US$2.5bn; 30 June 2011: US$2.8bn; 31 December 2011: US$2.7bn) and other temporary differences (US$2.3bn; 30 June 2011: US$1.3bn; 31 December 2011: US$1.3bn).

Deductions for loan impairments for US tax purposes generally occur when the impaired loan is charged off, often in the period subsequent to that in which the impairment is recognised for accounting purposes. As a result, the amount of the associated deferred tax asset should generally move in line with the impairment allowance balance.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

The taxable gains on the disposal of the US branch network and cards business has resulted in a reduction in the amount of deferred tax assets related to carried forward tax losses and tax credits. This was offset in part by the reversal of deferred tax liabilities as a result of these disposals.

On the evidence available, including historical levels of profitability, management projections of future income and HSBC Holdings’ commitment to continue to invest sufficient capital in North America to recover the deferred tax asset, it is expected there will be sufficient taxable income generated by the business to realise these assets. Management projections of profits from the US operations are prepared for a 10 year period and include assumptions about future house prices and US economic conditions, including unemployment levels.

Management projections of profits from the US operations currently indicate that the existing carry forward tax losses and tax credits will be fully recovered by 2015. The current level of the deferred tax asset in respect of loan impairment allowances is projected to reduce over the 10-year period in line with the reduction of the consumer lending portfolio.

As there has been a recent history of losses in HSBC’s US operations, management’s analysis of the recognition of these deferred tax assets significantly discounts any future expected profits from the US operations and relies to a greater extent on capital support from HSBC Holdings, including tax planning strategies implemented in relation to such support. The principal strategy involves generating future taxable profits through the retention of capital in the US in excess of normal regulatory requirements in order to reduce deductible funding expenses or otherwise deploy such capital to increase levels of taxable income.

Brazil

The net deferred tax asset relating to HSBC’s operations in Brazil is US$0.7bn at 30 June 2012 (30 June 2011: US$0.8bn; 31 December 2011: US$0.7bn). The deferred tax assets included in this total arise primarily in relation to deductible temporary differences in respect of loan impairment allowances. Deductions for loan impairments for Brazilian tax purposes generally occur in periods subsequent to those in which they are recognised for accounting purposes and, as a result, the amount of the associated deferred tax assets will move in line with the impairment allowance balance.

Loan impairment deductions are recognised for tax purposes typically within 24 months of accounting recognition. On the evidence available, including historical levels of profitability, management projections of income and the state of the Brazilian economy, it is anticipated there will be sufficient taxable income generated by the business to realise these assets when deductible for tax purposes. There are no material carried forward tax losses or tax credits recognised within the Group’s deferred tax assets in Brazil.

Mexico

The net deferred tax asset relating to HSBC’s operations in Mexico is US$0.5bn at 30 June 2012 (30 June 2011: US$0.6bn; 31 December 2011: US$0.5bn). The deferred tax assets included in this total relate primarily to deductible temporary differences in respect of accounting provisions for impaired loans, including losses realised on sales of impaired loans. The annual deduction for loan impairments is capped under Mexican legislation at 2.5% of the average qualifying loan portfolio. The balance is carried forward to future years without expiry but with annual deduction subject to the 2.5% cap.

On the evidence available, including historic and projected levels of loan portfolio growth, loan impairment rates and profitability, it is anticipated that the business will realise these assets within the next 15 years. The projections assume that loan impairment rates will return to and remain at levels below the annual 2.5% cap over the medium term.

There are no material carried forward tax losses or tax credits recognised within the Group’s deferred tax assets in Mexico.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

7	Trading assets

	At 30 June 2012 US$m	At 30 June 2011 US$m	At 31 December 2011 US$m

Trading assets:
– not subject to repledge or resale by counterparties	296,042	338,455	235,916
– which may be repledged or resold by counterparties	95,329	136,495	94,535

	391,371	474,950	330,451

Treasury and other eligible bills	30,098	23,899	34,309
Debt securities	131,563	208,805	130,487
Equity securities	30,019	36,718	21,002

Trading securities valued at fair value	191,680	269,422	185,798
Loans and advances to banks	94,830	100,134	75,525
Loans and advances to customers	104,861	105,394	69,128

	391,371	474,950	330,451

Trading securities valued at fair value1

	At 30 June 2012 US$m	At 30 June 2011 US$m	At 31 December 2011 US$m

US Treasury and US Government agencies[2]	21,369	23,849	15,686
UK Government	11,043	30,535	12,917
Hong Kong Government	6,684	7,228	8,844
Other government	87,798	110,691	90,816
Asset-backed securities[3]	2,805	3,742	2,913
Corporate debt and other securities	31,962	56,659	33,620
Equity securities	30,019	36,718	21,002

	191,680	269,422	185,798

1	Included within these figures are debt securities issued by banks and other financial institutions of US$22,285m (30 June 2011: US$40,033m; 31 December 2011: US$24,956m), of which US$3,981m (30 June 2011: US$8,311m; 31 December 2011: US$5,269m) are guaranteed by various governments.
2	Includes securities that are supported by an explicit guarantee issued by the US Government.
3	Excludes asset-backed securities included under US Treasury and US Government agencies.

Trading securities listed on a recognised exchange and unlisted

	Treasury and other eligible bills US$m	Debt securities US$m	Equity securities US$m	Total US$m

Fair value at 30 June 2012
Listed on a recognised exchange[1]	1,055	75,928	29,295	106,278
Unlisted[2]	29,043	55,635	724	85,402

	30,098	131,563	30,019	191,680

Fair value at 30 June 2011
Listed on a recognised exchange[1]	205	149,912	35,944	186,061
Unlisted[2]	23,694	58,893	774	83,361

	23,899	208,805	36,718	269,422

Fair value at 31 December 2011
Listed on a recognised exchange[1]	789	78,760	19,994	99,543
Unlisted[2]	33,520	51,727	1,008	86,255

	34,309	130,487	21,002	185,798

1	Included within listed securities are US$2,648m (30 June 2011: US$3,080m; 31 December 2011: US$2,836m) of investments listed in Hong Kong.
2	Unlisted treasury and other eligible bills primarily comprise treasury bills not listed on a recognised exchange but for which there is a liquid market.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Loans and advances to banks held for trading

	At 30 June 2012 US$m	At 30 June 2011 US$m	At 31 December 2011 US$m

Reverse repos	54,590	60,833	45,490
Settlement accounts	14,067	19,465	7,555
Stock borrowing	5,191	7,374	5,531
Other	20,982	12,462	16,949

	94,830	100,134	75,525
Loans and advances to customers held for trading
	At 30 June 2012 US$m	At 30 June 2011 US$m	At 31 December 2011 US$m

Reverse repos	49,743	50,540	34,358
Settlement accounts	18,480	28,274	5,804
Stock borrowing	11,318	12,452	3,928
Other	25,320	14,128	25,038

	104,861	105,394	69,128

8	Fair values of financial instruments carried at fair value

The accounting policies which determine the classification of financial instruments and the use of assumptions and estimation in valuing them are described on pages 294 to 312 and page 40, respectively, of the Annual Report and Accounts 2011.

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

The following table sets out the financial instruments carried at fair value.

Financial instruments carried at fair value and bases of valuation

		Valuation techniques
	Quoted market price Level 1 US$m	Using observable inputs Level 2 US$m	With significant unobservable inputs Level 3 US$m	Total US$m

At 30 June 2012
Assets
Trading assets	212,386	174,428	4,557	391,371
Financial assets designated at fair value	24,844	6,814	652	32,310
Derivatives	1,530	350,142	4,262	355,934
Financial investments: available for sale	229,863	132,894	8,494	371,251

Liabilities
Trading liabilities	136,437	164,455	7,672	308,564
Financial liabilities designated at fair value	30,257	57,336	–	87,593
Derivatives	1,724	351,058	3,170	355,952

At 30 June 2011
Assets
Trading assets	303,025	165,224	6,701	474,950
Financial assets designated at fair value	24,805	14,118	642	39,565
Derivatives	1,337	255,511	3,824	260,672
Financial investments: available for sale	225,469	162,711	8,592	396,772

Liabilities
Trading liabilities	165,552	207,126	13,146	385,824
Financial liabilities designated at fair value	27,570	70,110	600	98,280
Derivatives	1,521	252,154	3,350	257,025

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Financial instruments carried at fair value and bases of valuation (continued)

		Valuation techniques
	Quoted market price Level 1 US$m	Using observable inputs Level 2 US$m	With significant unobservable inputs Level 3 US$m	Total US$m

At 31 December 2011
Assets
Trading assets	180,043	145,628	4,780	330,451
Financial assets designated at fair value	22,496	7,644	716	30,856
Derivatives	1,262	340,668	4,449	346,379
Financial investments: available for sale	217,788	151,936	9,121	378,845

Liabilities
Trading liabilities	98,208	159,157	7,827	265,192
Financial liabilities designated at fair value	27,461	57,696	567	85,724
Derivatives	1,991	340,260	3,129	345,380

The increase in Level 1 trading assets and liabilities reflects an increase in equity securities and settlement account balances, the latter varying considerably in proportion with the level of trading activity. The increase in Level 2 assets reflects higher reverse repo balances used to cover short positions and an increase in repo balances contributed to the growth in Level 2 liabilities.

There were no material transfers between Level 1 and Level 2 in the period. An analysis of the movements of Level 3 financial instruments is provided on page 234.

Control framework

Fair values are subject to a control framework designed to ensure that they are either determined or validated by a function independent of the risk-taker. To this end, ultimate responsibility for the determination of fair values lies with Finance, which reports functionally to the Group Finance Director. Finance establishes the accounting policies and procedures governing valuation, and is responsible for ensuring compliance with all relevant accounting standards.

Further details of the control framework are included on pages 346 to 347 of the Annual Report and Accounts 2011.

Determination of fair value

Fair values are determined according to the following hierarchy:

•	Level 1 – quoted market price: financial instruments with quoted prices for identical instruments in active markets.

•

Level 2 – valuation technique using observable inputs: financial instruments with quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in inactive markets and financial instruments valued using models where all significant inputs are observable.

•	Level 3 – valuation technique with significant unobservable inputs: financial instruments valued using valuation techniques where one or more significant inputs are unobservable.

The best evidence of fair value is a quoted price in an actively traded market. In the event that the market for a financial instrument is not active, a valuation technique is used. Further details on fair values determined using valuation techniques are included on pages 347 to 348 of the Annual Report and Accounts 2011.

For swaps with collateralised counterparties and in significant currencies, HSBC applies a discounting curve that reflects the overnight interest rate (‘OIS discounting’).

Fair value adjustments

Fair value adjustments are adopted when HSBC considers that there are additional factors that would be considered by a market participant that are not incorporated within the valuation model. The magnitude of fair value adjustments depends upon many entity-specific factors, and therefore fair value adjustments may not be comparable across the banking industry.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

HSBC classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The majority of these adjustments relate to Global Banking and Markets.

Movements in the level of fair value adjustments do not necessarily result in the recognition of profits or losses within the income statement. For example, as models are enhanced, fair value adjustments may no longer be required. Similarly, fair value adjustments will decrease when the related positions are unwound, but this may not result in profit or loss.

Global Banking and Markets fair value adjustments

	At 30 June 2012 US$m	At 30 June 2011 US$m	At 31 December 2011 US$m

Type of adjustment
Risk-related	1,777	1,934	1,899
Bid-offer	646	623	695
Uncertainty	151	110	154
Credit valuation adjustment	980	1,192	1,050
Other	–	9	–

Model-related	282	351	567
Model limitation	286	344	567
Other	(4)	7	–

Inception profit (Day 1 P&L reserves) (Note 12)	184	279	200

	2,243	2,564	2,666

Fair value adjustments declined by US$423m during the period. The most significant movement was a reduction of US$281m in respect of model limitation adjustments driven by a reduction in the adjustment for OIS due to the narrowing of the OIS-LIBOR basis.

Detailed descriptions of risk-related and model-related adjustments are provided on pages 348 to 350 of the Annual Report and Accounts 2011.

Credit valuation adjustment methodology

HSBC calculates a separate credit valuation adjustment for each HSBC legal entity, and within each entity for each counterparty to which the entity has exposure. The calculation of the monoline credit valuation adjustment and sensitivity to different methodologies that could be applied is described on page 159. Of the total credit valuation adjustment at 30 June 2012 of US$980m (30 June 2011: US$1,192m; 31 December 2011: US$1,050m), US$646m (30 June 2011: US$735m; 31 December 2011: US$746m) relates to the credit valuation adjustment taken against non-monoline counterparties. The methodology for calculating the credit valuation adjustment for non-monoline counterparties is described below.

HSBC calculates the credit valuation adjustment by applying the probability of default (‘PD’) of the counterparty to the expected positive exposure to the counterparty and multiplying the result by the loss expected in the event of default. The calculation is performed over the life of the potential exposure.

The PD is based on HSBC’s internal credit rating for the counterparty, taking into account how credit ratings may deteriorate over the duration of the exposure based on historical rating transition matrices. For most products, to calculate the expected positive exposure to a counterparty HSBC uses a simulation methodology to incorporate the range of potential exposures across the portfolio of transactions with the counterparty over the life of an instrument. The simulation methodology includes credit mitigants such as counterparty netting agreements and collateral agreements with the counterparty. A standard loss given default (‘LGD’) assumption of 60% is generally adopted. In respect of own credit risk, HSBC considers that a zero spread is appropriate and consequently does not adjust derivative liabilities for HSBC’s own credit risk; such an adjustment is often referred to as a ‘debit valuation adjustment’.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

For certain types of exotic derivatives where the products are not currently supported by the simulation, or for derivative exposures in smaller trading locations where the simulation tool is not yet available, HSBC adopts alternative methodologies. These may involve mapping to the results for similar products from the simulation tool or, where the mapping approach is not appropriate, using a simplified methodology which generally follows the same principles as the simulation methodology. The calculation is applied at a trade level, with more limited recognition of credit mitigants such as netting or collateral agreements than is used in the simulation methodology.

The methodologies do not, in general, account for ‘wrong-way risk’. Wrong-way risk arises when the underlying value of the derivative prior to any credit valuation adjustment is positively correlated to the probability of default of the counterparty. When there is significant wrong-way risk, a trade-specific approach is applied to reflect the wrong-way risk within the valuation.

HSBC includes all third party counterparties in the credit valuation adjustment calculation and does not net credit valuation adjustments across HSBC Group entities. During the period, HSBC made no material changes to the methodologies used to calculate the credit valuation adjustment for non-monoline counterparties.

Consideration of other methodologies for calculation of credit valuation adjustments

HSBC’s credit valuation adjustment methodology, in the opinion of management, appropriately quantifies its exposure to counterparty risk on its OTC derivative portfolio and appropriately reflects the risk management strategy of the business.

HSBC recognises that a variety of credit valuation adjustment methodologies are adopted within the banking industry and it reviews on a regular basis the appropriateness of its credit valuation methodology in light of the Group’s risk management strategy as well as industry practice.

Some of the key attributes that may differ between these methodologies are:

•	the PD may be calculated from historical market data or implied from current market levels for certain transaction types such as credit default swaps, either with or without an adjusting factor;

•	some entities adopt a non-zero ‘debit valuation adjustment’, which has the effect of reducing the overall adjustment;

•	differing loss assumptions in setting the level of LGD, which may utilise market recovery rates or levels set by regulators for capital calculation purposes; and

•	counterparty exclusions, whereby certain counterparty types (for example collateralised counterparties) are excluded from the calculation.

The effect of adopting two alternative methodologies on the level of HSBC’s credit and debit valuation adjustments (excluding the monoline credit valuation adjustment) was estimated as follows:

•

adapting the Group’s existing methodology to utilise PDs implied from credit default swaps, with no adjustment factor applied, and also including an adjustment to take into account HSBC’s own PD implied from credit default swaps, would result in an overall adverse adjustment of US$0.7bn (30 June 2011: US$0.4bn; 31 December 2011: US$1.4bn). The reduction in estimated impact reflects model refinement and reduction in exposure to certain counterparties; and

•

adapting HSBC’s existing debit valuation adjustment methodology to include its own PD on a basis symmetric with the current calculation of credit valuation adjustment would result in a favourable reduction of the credit risk charge of US$0.1bn (30 June 2011: US$0.1bn; 31 December 2011: US$0.1bn).

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Fair value valuation bases

Financial instruments measured at fair value using a valuation technique with significant unobservable inputs – Level 3

	Assets				Liabilities
	Available for sale	Held for trading	Designated at fair value through profit or loss	Derivatives	Held for trading	Designated at fair value through profit or loss	Derivatives
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 30 June 2012
Private equity including strategic investments	4,367	88	433	–	–	–	–
Asset-backed securities	2,362	966	–	–	–	–	–
Leveraged finance	–	–	–	–	–	–	–
Loans held for securitisation	–	618	–	–	–	–	–
Structured notes	–	17	–	–	7,208	–	–
Derivatives with monolines	–	–	–	799	–	–	–
Other derivatives	–	–	–	3,463	–	–	3,170
Other portfolios	1,765	2,868	219	–	464	–	–

	8,494	4,557	652	4,262	7,672	–	3,170

At 30 June 2011
Private equity including strategic investments	3,915	88	178	–	–	–	–
Asset-backed securities	1,711	1,093	–	–	–	–	–
Leveraged finance	–	–	–	–	–	–	10
Loans held for securitisation	–	806	–	–	–	–	–
Structured notes	–	74	–	–	12,453	–	–
Derivatives with monolines	–	–	–	930	–	–	–
Other derivatives	–	–	–	2,894	–	–	3,340
Other portfolios	2,966	4,640	464	–	693	600	–

	8,592	6,701	642	3,824	13,146	600	3,350

At 31 December 2011
Private equity including strategic investments	4,565	88	432	–	–	–	–
Asset-backed securities	2,584	710	–	–	–	–	–
Loans held for securitisation	–	682	–	–	–	–	7
Structured notes	–	92	–	–	7,340	–	–
Derivatives with monolines	–	–	–	940	–	–	–
Other derivatives	–	–	–	3,509	–	–	3,122
Other portfolios	1,972	3,208	284	–	487	567	–

	9,121	4,780	716	4,449	7,827	567	3,129

The basis for determining the fair value of the financial instruments in the table above is explained on pages 351 to 352 of the Annual Report and Accounts 2011.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Movement in Level 3 financial instruments

	Assets				Liabilities
	Available for sale US$m	Held for trading US$m	Designated at fair value through profit or loss US$m	Derivatives US$m	Held for trading US$m	Designated at fair value through profit or loss US$m	Derivatives US$m

At 1 January 2012	9,121	4,780	716	4,449	7,827	567	3,129
Total gains/(losses) recognised in profit or loss	(146)	73	5	(225)	158	2	(36)
Total gains/(losses) recognised in other comprehensive income[1]	177	23	1	32	33	–	26
Purchases	503	291	64	–	(202)	–	–
New issuances	–	–	–	–	1,658	–	–
Sales	(282)	(663)	(33)	–	–	–	–
Settlements	(163)	(95)	(1)	36	(1,011)	–	78
Transfers out	(1,542)	(47)	(150)	(73)	(889)	(569)	(69)
Transfers in	826	195	50	43	98	–	42

At 30 June 2012	8,494	4,557	652	4,262	7,672	–	3,170

Total gains/(losses) recognised in profit or loss relating to assets and liabilities held at 30 June 2012	10	(137)	4	(29)	63	–	127

At 1 January 2011	8,237	5,689	587	3,961	11,393	570	3,806
Total gains/(losses) recognised in profit or loss	187	(112)	12	(43)	71	12	298
Total gains/(losses) recognised in other comprehensive income[1]	182	68	(4)	47	199	18	92
Purchases	1,277	908	132	–	(89)	–	–
New issuances	–	–	–	–	3,401	–	–
Sales	(417)	(323)	(16)	–	–	–	–
Settlements	(815)	(104)	(4)	(145)	(1,561)	–	(736)
Transfers out	(885)	(273)	(75)	(139)	(565)	–	(362)
Transfers in	826	848	10	143	297	–	252

At 30 June 2011	8,592	6,701	642	3,824	13,146	600	3,350

Total gains/(losses) recognised in profit or loss relating to assets and liabilities held at 30 June 2011	54	(146)	12	131	103	12	382

At 1 July 2011	8,592	6,701	642	3,824	13,146	600	3,350
Total gains/(losses) recognised in profit or loss	35	(218)	(1)	810	(35)	(4)	330
Total gains/(losses) recognised in other comprehensive income[1]	(361)	(80)	(11)	(63)	(188)	(29)	(92)
Purchases	581	575	110	–	(1,754)	–	–
New issuances	–	–	–	–	1,168	–	–
Sales	(339)	(2,255)	(53)	–	–	–	–
Settlements	(273)	(95)	(3)	112	33	–	(347)
Transfers out	(1,006)	(296)	(98)	(271)	(4,701)	–	(246)
Transfers in	1,892	448	130	37	158	–	134

At 31 December 2011	9,121	4,780	716	4,449	7,827	567	3,129

Total gains/(losses) recognised in profit or loss relating to assets and liabilities held at 31 December 2011	95	(218)	1	810	(60)	(2)	331

1	Included in ‘Available-for-sale investments: Fair value gains/(losses)’ and ‘Exchange differences’ in the consolidated statement of comprehensive income.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Transfers out of Level 3 in respect of available-for-sale securities reflects increased confidence in the pricing of certain ABS assets. In respect of trading liabilities, new issuances of trading liabilities reflects structured note issuances, and settlements of trading liabilities reflected structured note redemptions during the period. Transfers out of Level 3 principally reflect equity volatilities and correlations becoming observable as the residual maturity of the liabilities declines.

Effect of changes in significant unobservable assumptions to reasonably possible alternatives

As discussed above, the fair value of financial instruments are, in certain circumstances, measured using valuation techniques that incorporate assumptions that are not evidenced by prices from observable current market transactions in the same instrument and are not based on observable market data. The following table shows the sensitivity of these fair values to reasonably possible alternative assumptions:

Sensitivity of fair values to reasonably possible alternative assumptions

	Reflected in profit or loss		Reflected in other comprehensive income
	Favourable changes US$m	Unfavourable changes US$m	Favourable changes US$m	Unfavourable changes US$m

At 30 June 2012
Derivatives, trading assets and trading liabilities[1]	366	(335)	–	–
Financial assets and liabilities designated at fair value	70	(70)	–	–
Financial investments: available for sale	–	–	782	(784)

	436	(405)	782	(784)

At 30 June 2011
Derivatives, trading assets and trading liabilities[1]	414	(310)	–	–
Financial assets and liabilities designated at fair value	72	(64)	–	–
Financial investments: available for sale	–	–	673	(711)

	486	(374)	673	(711)

At 31 December 2011
Derivatives, trading assets and trading liabilities[1]	369	(436)	–	–
Financial assets and liabilities designated at fair value	72	(72)	–	–
Financial investments: available for sale	–	–	814	(818)

	441	(508)	814	(818)

1	Derivatives, trading assets and trading liabilities are presented as one category to reflect the manner in which these financial instruments are risk-managed.

The decrease in the effect of unfavourable changes in significant unobservable inputs in relation to derivatives, trading assets and trading liabilities during the period primarily reflects an increase in the credit valuation adjustment taken against monoline exposures.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Sensitivity of fair values to reasonably possible alternative assumptions by Level 3 instrument type

	Reflected in profit or loss		Reflected in other comprehensive income
	Favourable changes US$m	Unfavourable changes US$m	Favourable changes US$m	Unfavourable changes US$m

At 30 June 2012
Private equity investments	69	(69)	448	(448)
Asset-backed securities	57	(52)	192	(180)
Loans held for securitisation	9	(9)	–	–
Structured notes	5	(5)	–	–
Derivatives with monolines	71	(52)	–	–
Other derivatives	171	(162)	–	–
Other portfolios	54	(56)	142	(156)

	436	(405)	782	(784)

At 30 June 2011
Private equity investments	103	(57)	368	(368)
Asset-backed securities	3	(3)	130	(124)
Loans held for securitisation	5	(5)	–	–
Structured notes	16	(16)	–	–
Derivatives with monolines	117	–	–	–
Other derivatives	126	(169)	–	–
Other portfolios	116	(124)	175	(219)

	486	(374)	673	(711)

At 31 December 2011
Private equity investments	123	(83)	451	(451)
Asset-backed securities	3	(3)	183	(175)
Loans held for securitisation	4	(4)	–	–
Structured notes	6	(6)	–	–
Derivatives with monolines	76	(178)	–	–
Other derivatives	145	(154)	–	–
Other portfolios	84	(80)	180	(192)

	441	(508)	814	(818)

Favourable and unfavourable changes are determined on the basis of changes in the value of the instrument as a result of varying the levels of the unobservable parameters using statistical techniques. When parameters are not amenable to statistical analysis, the quantification of uncertainty is judgemental.

When the fair value of a financial instrument is affected by more than one unobservable assumption, the above table reflects the most favourable or the most unfavourable change from varying the assumptions individually.

In respect of private equity investments, in many of the methodologies the principal assumption is the valuation multiple to be applied to the main financial indicators. This may be determined with reference to multiples for comparable listed companies and includes discounts for marketability.

For ABSs, the principal assumptions in the models are based on benchmark information about prepayment speeds, default rates, loss severities and the historical performance of the underlying assets.

For leveraged finance, loans held for securitisation and derivatives with monolines, the principal assumption concerns the appropriate value to be attributed to the counterparty credit risk. This requires an estimation of exposure at default, PD and recovery in the event of default. For loan transactions, assessment of exposure at default is straightforward. For derivative transactions, a future exposure profile is generated on the basis of current market data. Probabilities of default and recovery levels are estimated using available evidence, which may include financial information, historical experience, credit default swap spreads and consensus recovery levels.

For structured notes and other derivatives, principal assumptions concern the value to be attributed to the future volatility of asset values and the future correlation between asset values. These principal assumptions include credit volatilities and correlations used in the valuation of structured credit derivatives (including leveraged credit derivatives). For such unobservable assumptions, estimates are based on available market data, which may include the use of a proxy method to derive a volatility or a correlation from comparable assets for which market data is more readily available, and/or an examination of historical levels.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

9	Fair values of financial instruments not carried at fair value

The accounting policies which determine the classification of financial instruments and the use of assumptions and estimation in valuing them are described on pages 294 to 312 and page 40, respectively, of the Annual Report and Accounts 2011.

Fair values of financial instruments which are not carried at fair value on the balance sheet

	At 30 June 2012		At 30 June 2011		At 31 December 2011
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	US$m	US$m	US$m	US$m	US$m	US$m

Assets
Loans and advances to banks	182,191	182,266	226,043	226,150	180,987	181,302
Loans and advances to customers	974,985	950,935	1,037,888	1,011,319	940,429	914,485
Financial investments:
– debt securities	22,485	24,202	19,883	21,320	21,018	22,500
– treasury and other eligible bills	–	–	202	202	181	181

Liabilities
Deposits by banks	123,553	123,576	125,479	125,492	112,822	112,848
Customer accounts	1,278,489	1,278,801	1,318,987	1,318,873	1,253,925	1,254,313
Debt securities in issue	125,543	125,664	149,803	149,947	131,013	130,914
Subordinated liabilities	29,696	29,357	32,753	32,931	30,606	29,351

Fair values of financial instruments held for sale which are not carried at fair value on the balance sheet

	At 30 June 2012		At 30 June 2011		At 31 December 2011
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	US$m	US$m	US$m	US$m	US$m	US$m

Assets classified as held for sale[1]
Loans and advances to banks and customers	6,772	6,816	62	62	35,720	37,832

Liabilities of disposal groups held for sale
Deposits by banks	326	326	–	–	206	206
Customer accounts	9,668	9,433	–	–	20,138	19,130

1	Including financial instruments within disposal groups held for sale.

The following is a list of financial instruments whose carrying amount is a reasonable approximation of fair value because, for example, they are short-term in nature or reprice to current market rates frequently:

Assets

Cash and balances at central banks

Items in the course of collection from other banks

Hong Kong Government certificates of indebtedness

Endorsements and acceptances

Short-term receivables within ‘Other assets’

Accrued income

Liabilities

Hong Kong currency notes in circulation

Items in the course of transmission to other banks

Investment contracts with discretionary participation features within ‘Liabilities under insurance contracts’

Endorsements and acceptances

Short-term payables within ‘Other liabilities’

Accruals

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Analysis of loans and advances to customers by geographical segment

	At 30 June 2012		At 30 June 2011		At 31 December 2011
	Carrying amount US$m	Fair value US$m	Carrying amount US$m	Fair value US$m	Carrying amount US$m	Fair value US$m

Loans and advances to customers
Europe	445,445	436,921	486,331	478,660	434,336	426,039
Hong Kong	165,204	163,139	159,370	157,859	157,665	154,054
Rest of Asia-Pacific	129,489	129,175	121,429	121,069	123,868	123,662
Middle East and North Africa	27,896	27,889	25,694	25,781	25,875	25,758
North America	153,991	141,094	179,262	162,704	142,747	128,608
Latin America	52,960	52,717	65,802	65,246	55,938	56,364

	974,985	950,935	1,037,888	1,011,319	940,429	914,485

Valuation

The calculation of fair value incorporates HSBC’s estimate of the amount at which financial assets could be exchanged, or financial liabilities settled, between knowledgeable, willing parties in an arm’s length transaction. It does not reflect the economic benefits and costs that HSBC expects to flow from the instruments’ cash flows over their expected future lives. Other reporting entities may use different valuation methodologies and assumptions in determining fair values for which no observable market prices are available, so comparisons of fair values between entities may not be meaningful and users are advised to exercise caution when using this data.

The secondary market demand for US consumer lending assets has been heavily influenced by the challenging economic conditions during the past few years, including house price depreciation, elevated unemployment, and the lack of financing options available to support the purchase of assets. The estimated fair value of these loans was determined by developing an approximate range of values from various sources as appropriate for the respective pools of assets. These sources include, internal value estimates based on over-the-counter trading activity, forward looking discounted cash flow models using assumptions we believe are consistent with those which would be used by market participants in valuing such loans, trading input from market participants and general discussions held with potential investors. The fair values of loans and advances to customers in the US are substantially lower than their carrying amount, reflecting the market conditions at the balance sheet date. The fair values reported do not reflect HSBC’s estimate of the underlying long-term value of the assets

The basis for estimating the fair values of loans and advances to banks and customers, financial investments, deposits by banks, customer accounts, debt securities in issue and subordinated liabilities is explained on pages 358 to 359 of the Annual Report and Accounts 2011.

10	Reclassification of financial assets

During the second half of 2008, HSBC reclassified US$15.3bn and US$2.6bn of financial assets from the held-for-trading category to the loans and receivables and available-for-sale classifications, respectively, as permitted by the relevant amendment to IAS 39. The accounting policy for reclassifications is set out on page 296 of the Annual Report and Accounts 2011. No further reclassifications were undertaken by HSBC.

Reclassification of HSBC’s financial assets

	At 30 June 2012		At 30 June 2011		At 31 December 2011
	Carrying amount US$m	Fair value US$m	Carrying amount US$m	Fair value US$m	Carrying amount US$	Fair value US$m

Reclassified to loans and receivables	7,253	6,166	8,560	7,544	7,867	6,651
Reclassified to available for sale	25	25	64	62	33	33

	7,278	6,191	8,624	7,606	7,900	6,684

The following table shows the fair value gains and losses, income and expense recognised in the income statement in respect of reclassified assets and the gains and losses that would have been recognised if no reclassification had taken place.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Effect of reclassifying and not reclassifying financial assets

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	31 December 2011 US$m

Reclassification to loans and receivables
Recorded in the income statement[1]	69	225	93
Assuming no reclassification[2]	202	548	(231)

Net income statement effect of reclassification	(133)	(323)	324

Reclassification to available for sale
Recorded in the income statement[1]	1	8	(7)
Assuming no reclassification[2]	(3)	(10)	8

Net income statement effect of reclassification	4	18	(15)

1	‘Income and expense’ recorded in the income statement represents the accrual of the effective interest rate and, for the first half of 2012, includes US$81m in respect of impairment (first half of 2011: impairment of US$15m; second half of 2011: impairment US$54m).
2	Effect on the income statement during the period had the reclassification not occurred.

11	Financial assets designated at fair value

	At 30 June 2012 US$m	At 30 June 2011 US$m	At 31 December 2011 US$m

Financial assets designated at fair value:
– not subject to repledge or resale by counterparties	32,298	39,526	30,738
– which may be repledged or resold by counterparties	12	39	118

	32,310	39,565	30,856

Treasury and other eligible bills	91	207	123
Debt securities	14,238	18,496	11,834
Equity securities	17,775	19,588	17,930

Securities designated at fair value	32,104	38,291	29,887
Loans and advances to banks	127	355	119
Loans and advances to customers	79	919	850

	32,310	39,565	30,856

Securities designated at fair value1

	At 30 June 2012 US$m	At 30 June 2011 US$m	At 31 December 2011 US$m

US Treasury and US Government agencies[2]	32	87	35
UK Government	654	739	812
Hong Kong Government	145	152	151
Other government	5,148	4,762	3,964
Asset-backed securities[3]	172	6,164	201
Corporate debt and other securities	8,178	6,799	6,794
Equity securities	17,775	19,588	17,930

	32,104	38,291	29,887

1	Included within these figures are debt securities issued by banks and other financial institutions of US$3,311m (30 June 2011: US$9,746m; 31 December 2011: US$3,497m), of which none (30 June 2011: US$46m; 31 December 2011: US$40m) are guaranteed by various governments.
2	Includes securities that are supported by an explicit guarantee issued by the US Government.
3	Excludes asset-backed securities included under US Treasury and US Government agencies.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Securities listed on a recognised exchange and unlisted

	Treasury and other eligible bills US$m	Debt securities US$m	Equity securities US$m	Total US$m

Fair value at 30 June 2012
Listed on a recognised exchange[1]	17	4,440	11,606	16,063
Unlisted	74	9,798	6,169	16,041

	91	14,238	17,775	32,104

Fair value at 30 June 2011
Listed on a recognised exchange[1]	6	3,605	13,521	17,132
Unlisted	201	14,891	6,067	21,159

	207	18,496	19,588	38,291

Fair value at 31 December 2011
Listed on a recognised exchange[1]	4	3,607	11,859	15,470
Unlisted	119	8,227	6,071	14,417

	123	11,834	17,930	29,887

1	Included within listed securities are US$831m (30 June 2011: US$668m; 31 December 2011: US$631m) of investments listed in Hong Kong.

12	Derivatives

Fair values of derivatives by product contract type

	Assets			Liabilities
	Trading	Hedging	Total	Trading	Hedging	Total
	US$m	US$m	US$m	US$m	US$m	US$m

At 30 June 2012
Foreign exchange	68,314	915	69,229	71,393	391	71,784
Interest rate	561,439	2,465	563,904	551,245	6,511	557,756
Equities	17,550	–	17,550	20,629	–	20,629
Credit	20,193	–	20,193	20,847	–	20,847
Commodity and other	1,732	–	1,732	1,610	–	1,610

Gross total fair values	669,228	3,380	672,608	665,724	6,902	672,626

Netting			(316,674)			(316,674)

			355,934			355,952

At 30 June 2011
Foreign exchange	71,280	1,550	72,830	71,621	175	71,796
Interest rate	283,315	2,236	285,551	277,545	3,577	281,122
Equities	15,348	–	15,348	17,416	–	17,416
Credit	19,284	–	19,284	18,613	–	18,613
Commodity and other	1,084	–	1,084	1,503	–	1,503

Gross total fair values	390,311	3,786	394,097	386,698	3,752	390,450

Netting			(133,425)			(133,425)

			260,672			257,025

At 31 December 2011
Foreign exchange	74,958	1,026	75,984	75,077	371	75,448
Interest rate	510,652	2,439	513,091	502,906	6,221	509,127
Equities	15,262	–	15,262	19,363	–	19,363
Credit	25,694	–	25,694	25,800	–	25,800
Commodity and other	2,198	–	2,198	1,492	–	1,492

Gross total fair values	628,764	3,465	632,229	624,638	6,592	631,230

Netting			(285,850)			(285,850)

			346,379			345,380

Derivative assets increased during the first half of 2012, driven by an increase in the fair value of interest rate derivatives as yield curves in major currencies continued to decline. This resulted in the increase in gross fair values and the increase in the netting adjustment.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

A description of HSBC’s determination of the fair values of financial instruments, including derivatives, is provided on pages 347 to 348 of the Annual Report and Accounts 2011.

Trading derivatives

The notional contract amounts of derivatives held for trading purposes indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk. The 2% rise in the notional amounts of HSBC’s derivative contracts during the first half of 2012 was primarily driven by an increase in trading volumes in the period.

Notional contract amounts of derivatives held for trading purposes by product type

	At 30 June 2012	At 30 June 2011	At 31 December 2011
	US$m	US$m	US$m

Foreign exchange	4,630,298	4,440,515	3,945,774
Interest rate	19,427,340	21,305,123	19,788,710
Equities	471,380	400,877	265,577
Credit	985,945	1,091,052	1,049,147
Commodity and other	96,975	97,825	76,487

	25,611,938	27,335,392	25,125,695

Credit derivatives

The notional contract amount of credit derivatives of US$986bn (30 June 2011: US$1,091bn; 31 December 2011: US$1,049bn) consisted of protection bought of US$481bn (30 June 2011: US$539bn; 31 December 2011: US$518bn) and protection sold of US$505bn (30 June 2011: US$552bn; 31 December 2011: US$531bn).

HSBC manages the credit risk arising on buying and selling credit derivative protection by including the related credit exposures within its overall credit limit structure for the relevant counterparty. The trading of credit derivatives is restricted to a small number of offices within the major centres which have the control infrastructure and market skills to manage effectively the credit risk inherent in the products. The credit derivative business operates within the market risk management framework described on page 168.

Derivatives valued using models with unobservable inputs

The difference between the fair value at initial recognition (the transaction price) and the value that would have been derived had valuation techniques used for subsequent measurement been applied at initial recognition, less subsequent releases, is as follows.

Unamortised balance of derivatives valued using models with significant unobservable inputs

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	31 December 2011 US$m

Unamortised balance at beginning of period	200	250	279
Deferral on new transactions	71	161	73
Recognised in the income statement during the period:
– amortisation	(61)	(74)	(69)
– subsequent to unobservable inputs becoming observable	–	(38)	(33)
– maturity or termination, or offsetting derivative	(20)	(25)	(35)
Exchange differences	1	9	(11)
Risk hedged	(7)	(4)	(4)

Unamortised balance at end of period[1]	184	279	200

1	This amount is yet to be recognised in the consolidated income statement.

Hedging instruments

The notional contract amounts of these instruments indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Notional contract amounts of derivatives held for hedging purposes by product type

	At 30 June 2012		At 30 June 2011		At 31 December 2011
	Cash flow hedge	Fair value hedge	Cash flow hedge	Fair value hedge	Cash flow hedge	Fair value hedge
	US$m	US$m	US$m	US$m	US$m	US$m

Foreign exchange	15,219	102	11,476	1,403	12,078	1,363
Interest rate	210,362	69,605	340,773	74,434	228,052	76,950

	225,581	69,707	352,249	75,837	240,130	78,313

Fair value hedges

Fair value of derivatives designated as fair value hedges

	At 30 June 2012		At 30 June 2011		At 31 December 2011
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	US$m	US$m	US$m	US$m	US$m	US$m

Foreign exchange	–	15	236	–	77	1
Interest rate	332	4,525	427	2,351	369	4,331

	332	4,540	663	2,351	446	4,332

Gains/(losses) arising from fair value hedges

	Half-year to
	30 June 2012	30 June 2011	31 December 2011
	US$m	US$m	US$m

Gains/(losses):
– on hedging instruments	(706)	(794)	(3,288)
– on the hedged items attributable to the hedged risk	674	722	3,136

	(32)	(72)	(152)

The gains and losses on ineffective portions of fair value hedges are recognised immediately in ‘Net trading income’.

Cash flow hedges

Fair value of derivatives designated as cash flow hedges

	At 30 June 2012		At 30 June 2011		At 31 December 2011
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	US$m	US$m	US$m	US$m	US$m	US$m

Foreign exchange	764	376	1,314	175	949	370
Interest rate	2,133	1,986	1,809	1,226	2,070	1,890

	2,897	2,362	3,123	1,401	3,019	2,260

The gains and losses on ineffective portions of derivatives designated as cash flow hedges are recognised immediately in ‘Net trading income’. During the period to 30 June 2012, a gain of US$3m was recognised due to hedge ineffectiveness (first half of 2011: gain of US$2m; second half of 2011: gain of US$24m).

Hedges of net investments in foreign operations

The Group applies hedge accounting in respect of certain consolidated net investments. Hedging is undertaken using forward foreign exchange contracts or by financing with currency borrowings.

At 30 June 2012, the fair values of outstanding financial instruments designated as hedges of net investments in foreign operations were assets of US$151m (30 June 2011: nil; 31 December 2011: US$121m) and liabilities of US$7m (30 June 2011: US$30m; 31 December 2011: US$36m), and notional contract values of US$2,637m (30 June 2011: US$1,251m; 31 December 2011: US$3,920m).

Ineffectiveness recognised in ‘Net trading income’ during the period to 30 June 2012 was nil (both halves of 2011: nil).

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

13	Financial investments

	At 30 June 2012 US$m	At 30 June 2011 US$m	At 31 December 2011 US$m

Financial investments:
– not subject to repledge or resale by counterparties	369,879	385,126	364,906
– which may be repledged or resold by counterparties	23,857	31,731	35,138

	393,736	416,857	400,044

Carrying amounts and fair values of financial investments

	At 30 June 2012		At 30 June 2011		At 31 December 2011
	Carrying amount US$m	Fair value US$m	Carrying amount US$m	Fair value US$m	Carrying amount US$m	Fair value US$m

Treasury and other eligible bills	71,552	71,552	61,664	61,664	65,223	65,223
– available for sale	71,552	71,552	61,462	61,462	65,042	65,042
– held to maturity	–	–	202	202	181	181

Debt securities	315,498	317,215	346,986	348,423	327,611	329,093
– available for sale	293,013	293,013	327,103	327,103	306,593	306,593
– held to maturity	22,485	24,202	19,883	21,320	21,018	22,500

Equity securities
– available for sale	6,686	6,686	8,207	8,207	7,210	7,210

	393,736	395,453	416,857	418,294	400,044	401,526

Financial investments at amortised cost and fair value1

	Amortised cost US$m	Fair value US$m

At 30 June 2012
US Treasury	49,944	51,271
US Government agencies[2]	22,264	23,283
US Government sponsored entities[2]	4,581	5,262
UK Government	19,860	20,335
Hong Kong Government	36,993	37,018
Other government	133,375	135,540
Asset-backed securities[3]	32,628	27,387
Corporate debt and other securities	86,456	88,671
Equities	4,806	6,686

	390,907	395,453

At 30 June 2011
US Treasury	37,584	37,697
US Government agencies[2]	21,910	22,500
US Government sponsored entities[2]	4,669	4,958
UK Government	30,034	30,787
Hong Kong Government	31,700	31,734
Other government	125,452	126,088
Asset-backed securities[3]	37,835	32,292
Corporate debt and other securities	122,521	124,031
Equities	5,849	8,207

	417,554	418,294

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Financial investments at amortised cost and fair value3 (continued)

	Amortised cost US$m	Fair value US$m

At 31 December 2011
US Treasury	43,848	45,283
US Government agencies[2]	25,079	26,093
US Government sponsored entities[2]	4,425	5,056
UK Government	32,165	33,603
Hong Kong Government	33,359	33,374
Other government	125,623	127,049
Asset-backed securities[3]	35,096	28,625
Corporate debt and other securities	94,110	95,233
Equities	5,122	7,210

	398,827	401,526

1	Included within these figures are debt securities issued by banks and other financial institutions with a carrying amount of US$60,043m (30 June 2011: US$98,472m; 31 December 2011: US$68,334m), of which US$11,680m (30 June 2011: US$37,929m; 31 December 2011: US$17,079m) are guaranteed by various governments. The fair value of the debt securities issued by banks and other financial institutions at 30 June 2012 was US$60,583m (30 June 2011: US$98,939m; 31 December 2011: US$68,765m).
2	Includes securities that are supported by an explicit guarantee issued by the US Government.
3	Excludes asset-backed securities included under US Government agencies and sponsored entities.

Financial investments listed on a recognised exchange and unlisted

	Treasury and other eligible bills available for sale US$m	Treasury and other eligible bills held to maturity US$m	Debt securities available for sale US$m	Debt securities held to maturity US$m	Equity securities available for sale US$m	Total US$m

Carrying amount at 30 June 2012
Listed on a recognised exchange[1]	1,938	–	113,083	4,975	509	120,505
Unlisted[2]	69,614	–	179,930	17,510	6,177	273,231

	71,552	–	293,013	22,485	6,686	393,736

Carrying amount at 30 June 2011
Listed on a recognised exchange[1]	2,049	–	152,844	4,237	690	159,820
Unlisted[2]	59,413	202	174,259	15,646	7,517	257,037

	61,462	202	327,103	19,883	8,207	416,857

Carrying amount at 31 December 2011
Listed on a recognised exchange[1]	4,077	–	121,303	4,370	535	130,285
Unlisted[2]	60,965	181	185,290	16,648	6,675	269,759

	65,042	181	306,593	21,018	7,210	400,044

1	The fair value of listed held-to-maturity debt securities at 30 June 2012 was US$5,374m (30 June 2011: US$4,483m; 31 December 2011: US$4,641m). Included within listed investments were US$3,507m (30 June 2011: US$3,125m; 31 December 2011: US$3,544m) of investments listed in Hong Kong.
2	Unlisted treasury and other eligible bills available for sale primarily comprise treasury bills not listed on a recognised exchange but for which there is a liquid market.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Maturities of investments in debt securities at their carrying amounts

	At 30 June 2012 US$m	At 30 June 2011 US$m	At 31 December 2011 US$m

Remaining contractual maturities of total debt securities:
1 year or less	60,079	110,240	87,080
5 years or less but over 1 year	147,920	116,145	128,192
10 years or less but over 5 years	50,603	56,531	52,251
over 10 years	56,896	64,070	60,088

	315,498	346,986	327,611

Remaining contractual maturities of debt securities available for sale:
1 year or less	58,985	108,930	85,821
5 years or less but over 1 year	139,967	109,498	120,763
10 years or less but over 5 years	42,609	49,501	44,946
over 10 years	51,452	59,174	55,063

	293,013	327,103	306,593

Remaining contractual maturities of debt securities held to maturity:
1 year or less	1,094	1,310	1,259
5 years or less but over 1 year	7,953	6,647	7,429
10 years or less but over 5 years	7,994	7,030	7,305
over 10 years	5,444	4,896	5,025

	22,485	19,883	21,018

14	Assets held for sale

	At 30 June 2012	At 30 June 2011	At 31 December 2011
	US$m	US$m	US$m

Disposal groups	11,695	445	38,903
Non-current assets held for sale	688	1,154	655
– property, plant and equipment	519	1,055	589
– other	169	99	66

Total assets held for sale	12,383	1,599	39,558

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Disposal groups

The major classes of assets and associated liabilities of disposal groups held for sale were as follows:

	30 June 2012
	Central America businesses	South America businesses	US branches	US life insurance businesses	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Assets of disposal groups held for sale
Trading assets	18	126	–	–	311	455
Loans and advances to banks	611	273	–	–	235	1,119
Loans and advances to customers	2,534	2,027	528	–	407	5,496
Financial investments	441	297	–	1,702	280	2,720
Prepayments and accrued income	31	29	2	16	13	91
Goodwill and intangible assets	220	35	2	62	15	334
Other assets of disposal groups	507	458	19	204	292	1,480

Total assets	4,362	3,245	551	1,984	1,553	11,695

Liabilities of disposal groups held for sale
Deposits by banks	211	113	–	–	2	326
Customer accounts	2,832	2,007	3,633	–	1,196	9,668
Debt securities in issue	162	463	–	–	3	628
Liabilities under insurance contracts	51	–	–	1,021	446	1,518
Other liabilities of disposal groups	155	166	2	14	122	459

Total liabilities	3,411	2,749	3,635	1,035	1,769	12,599

Net unrealised losses recognised in ‘other operating income’ as a result of reclassification to held for sale	(34)	(92)	–	–	(11)	(137)

Expected date of completion	Q4 2012	Q1 2013	Q3 2012	Q1 2013
Operating segment	Latin America	Latin America	North America	North America

At 30 June 2012, the following businesses represented the majority of disposal groups held for sale:

•	Central America businesses, which include banking operations in Costa Rica, El Salvador and Honduras. These were also classified as held for sale at 31 December 2011.

•	South America businesses, which include banking operations in Peru, Colombia and Paraguay.

•

57 of the 195 US branches that were held for sale at 31 December 2011. 138 branches were sold on 18 May 2012, recognising a gain of US$661m. Subsequent to 30 June 2012, 53 branches were sold in July 2012 with a gain of approximately US$200m and the remaining four branches are expected to be sold in August 2012 with no significant effect on the financial statements.

•	US life insurance businesses.

The sale of the US Card and Retail Services business that was held for sale at 31 December 2011 was completed on 1 May 2012 with a gain on disposal of US$3.1bn.

Property, plant and equipment

Property, plant and equipment classified as held for sale principally results from the repossession of property that had been pledged as collateral by customers. These assets are expected to be disposed of within 12 months of acquisition. The majority arose within the geographical segment, North America.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

15	Trading liabilities

	At 30 June 2012 US$m	At 30 June 2011 US$m	At 31 December 2011 US$m

Deposits by banks	65,894	54,651	47,506
Customer accounts	149,556	166,974	123,344
Other debt securities in issue	30,808	37,746	29,987
Other liabilities – net short positions in securities	62,306	126,453	64,355

	308,564	385,824	265,192

Deposits by banks held for trading
	At 30 June 2012 US$m	At 30 June 2011 US$m	At 31 December 2011 US$m

Repos	23,088	17,718	16,687
Settlement accounts	17,086	16,067	7,221
Stock lending	4,029	5,652	2,821
Other	21,691	15,214	20,777

	65,894	54,651	47,506

Customer accounts held for trading
	At 30 June 2012 US$m	At 30 June 2011 US$m	At 31 December 2011 US$m

Repos	89,540	102,065	70,151
Settlement accounts	18,076	23,970	6,909
Stock lending	1,984	2,827	1,774
Other	39,956	38,112	44,510

	149,556	166,974	123,344

At 30 June 2012, the cumulative amount of change in fair value attributable to changes in credit risk was a gain of US$270m (30 June 2011: gain of US$202m; 31 December 2011: gain of US$599m).

16	Financial liabilities designated at fair value

	At 30 June 2012 US$m	At 30 June 2011 US$m	At 31 December 2011 US$m

Deposits by banks and customer accounts	500	6,515	517
Liabilities to customers under investment contracts	11,736	12,191	11,399
Debt securities in issue	53,459	55,885	52,197
Subordinated liabilities	17,700	18,920	17,503
Preferred securities	4,198	4,769	4,108

	87,593	98,280	85,724

The carrying amount at 30 June 2012 of financial liabilities designated at fair value was US$3,190m more than the contractual amount at maturity (30 June 2011: US$2,144m more; 31 December 2011: US$1,377m more). At 30 June 2012, the cumulative amount of the change in fair value attributable to changes in credit risk was a gain of US$2,959m (30 June 2011: gain of US$1,114m; 31 December 2011: gain of US$5,118m).

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

17	Provisions

	Restructuring costs	Contingent liabilities and contractual commitments	Legal proceedings and regulatory matters	Customer remediation	Other provisions	Total
	US$m	US$m	US$m	US$m	US$m	US$m

At 1 January 2012	169	206	1,473	1,067	409	3,324
Additional provisions/increase in provisions	276	62	972	1,439	94	2,843
Provisions utilised	(155)	(1)	(105)	(476)	(97)	(834)
Amounts reversed	(50)	(34)	(47)	(1)	(29)	(161)
Unwinding of discounts	–	–	20	–	1	21
Exchange differences and other movements	36	154	(127)	(71)	74	66

At 30 June 2012	276	387	2,186	1,958	452	5,259

At 1 January 2011	21	405	969	442	301	2,138
Additional provisions/increase in provisions	54	–	303	659	43	1,059
Provisions utilised	(37)	(12)	(36)	(76)	(46)	(207)
Amounts reversed	(8)	(27)	(11)	(81)	(26)	(153)
Unwinding of discounts	–	–	28	–	3	31
Exchange differences and other movements	4	60	(26)	91	30	159

At 30 June 2011	34	426	1,227	1,035	305	3,027

At 1 July 2011	34	426	1,227	1,035	305	3,027
Additional provisions/increase in provisions	167	14	593	419	141	1,334
Provisions utilised	(21)	7	(331)	(310)	(25)	(680)
Amounts reversed	(6)	(14)	(17)	(6)	(60)	(103)
Unwinding of discounts	–	1	28	–	2	31
Exchange differences and other movements	(5)	(228)	(27)	(71)	46	(285)

At 31 December 2011	169	206	1,473	1,067	409	3,324

Further details of legal proceedings and regulatory matters are set out in Note 25. Legal proceedings include civil court, arbitration or tribunal proceedings brought against HSBC companies (whether by way of claim or counterclaim) or civil disputes that may, if not settled, result in court, arbitration or tribunal proceedings. Regulatory matters refer to investigations, reviews and other actions carried out by, or in response to the actions of, regulators or law enforcement agencies in connection with alleged wrongdoing by HSBC. Additional provisions recognised at 30 June 2012 include a provision of US$700m, which reflects HSBC’s best estimate of the aggregate amount of fines and penalties that are likely to be imposed in connection with US anti-money laundering, Bank Secrecy Act and Office of Foreign Assets Control investigations. There is a high degree of uncertainty in making this estimate, and it is possible that the amounts when finally determined could be higher, possibly significantly higher.

Customer remediation refers to activities carried out by HSBC to compensate customers for losses or damages associated with a failure to comply with regulations or to treat customers fairly. Customer remediation is initiated by HSBC in response to customer complaints and/or industry developments in sales practices, and not necessarily initiated by regulatory action.

Payment Protection Insurance

An increase in provisions of US$1,005m was recognised during the half-year ended 30 June 2012 in respect of the estimated liability for redress in respect of the possible mis-selling of payment protection insurance (‘PPI’) policies in previous years. Cumulative provisions made since the Judicial Review ruling in the first half of 2011 amount to US$1,721m of which US$751m has been paid. Provisions amounted to US$1,060m at 30 June 2012 (30 June 2011: US$509m; 31 December 2011: US$506m).

The main assumptions are the number of customer complaints expected to be received, and for how long a period; the number of non-complainant customers who will have to be contacted if systemic issues are identified following root

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

cause analysis; the response rate from customers who are contacted proactively; and the expected uphold rate for complaints and the amount of redress payable in upheld cases. The main assumptions are likely to evolve over time as root cause analysis is completed and more experience is available regarding actual complaint volumes received.

In addition to these factors and assumptions, the extent of the required redress will also depend on the facts and circumstances of each individual customer’s case. For these reasons, there is currently a high degree of uncertainty as to the eventual costs of redress for this matter.

During the first half of 2012, we increased the estimate of the total number of policies to be ultimately redressed, as the level of complaints received was higher in volume and for a longer period than previously assumed. This change in assumptions contributed approximately US$0.8bn to the increased provision for the period.

Interest rate derivatives

A provision of US$237m was recognised relating to the estimated liability for redress in respect of the possible mis-selling of interest rate derivatives in the UK.

Following an FSA review of the sale of interest rate derivatives, HSBC agreed with the FSA to pay redress to customers where mis-selling of more complex derivatives has occurred. HSBC will contact customers who have been sold certain interest rate derivatives, explaining the scope of the contact exercise, and either advising that their product sale will be automatically reviewed, or seeking confirmation from the customer that they wish to have their derivative sale reviewed and requesting further details of the sale.

The extent to which HSBC is required to pay redress depends on the responses of contacted and other customers during the review period and the facts and circumstances of each individual case. For these reasons, there is currently a high degree of uncertainty as to the eventual costs of redress related to this programme.

18	Maturity analysis of assets and liabilities

The following is an analysis, by remaining contractual maturities at the reporting date, of asset and liability line items that combine amounts due within one year and after one year. Trading assets and liabilities are excluded because they are not held for collection or settlement over the period of contractual maturity.

	Due within one year	Due after more than one year	Total
	US$m	US$m	US$m

At 30 June 2012
Assets
Financial assets designated at fair value	4,503	27,807	32,310
Loans and advances to banks	168,861	13,330	182,191
Loans and advances to customers	434,555	540,430	974,985
Financial investments	131,374	262,362	393,736
Assets held for sale	4,007	5,916	9,923
Other financial assets	23,798	6,039	29,837

	767,098	855,884	1,622,982

Liabilities
Deposits by banks	111,165	12,388	123,553
Customer accounts	1,247,130	31,359	1,278,489
Financial liabilities designated at fair value	8,968	78,625	87,593
Debt securities in issue	71,079	54,464	125,543
Liabilities of disposal groups held for sale	10,225	611	10,836
Other financial liabilities	32,599	7,354	39,953
Subordinated liabilities	712	28,984	29,696

	1,481,878	213,785	1,695,663

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Maturity analysis of assets and liabilities (continued)

	Due within one year	Due after more than one year	Total
	US$m	US$m	US$m

At 30 June 2011
Assets
Financial assets designated at fair value	3,064	36,501	39,565
Loans and advances to banks	216,034	10,009	226,043
Loans and advances to customers	482,370	555,518	1,037,888
Financial investments	172,407	244,450	416,857
Other financial assets	24,822	5,692	30,514

	898,697	852,170	1,750,867

Liabilities
Deposits by banks	118,505	6,974	125,479
Customer accounts	1,272,152	46,835	1,318,987
Financial liabilities designated at fair value	9,670	88,610	98,280
Debt securities in issue	82,747	67,056	149,803
Other financial liabilities	27,494	4,606	32,100
Subordinated liabilities	575	32,178	32,753

	1,511,143	246,259	1,757,402

At 31 December 2011
Assets
Financial assets designated at fair value	2,581	28,275	30,856
Loans and advances to banks	171,132	9,855	180,987
Loans and advances to customers	409,935	530,494	940,429
Financial investments	152,095	247,949	400,044
Assets held for sale	20,936	15,919	36,855
Other financial assets	22,878	5,557	28,435

	779,557	838,049	1,617,606

Liabilities
Deposits by banks	101,371	11,451	112,822
Customer accounts	1,214,190	39,735	1,253,925
Financial liabilities designated at fair value	9,260	76,464	85,724
Debt securities in issue	74,129	56,884	131,013
Liabilities of disposal groups held for sale	20,063	1,033	21,096
Other financial liabilities	25,177	6,304	31,481
Subordinated liabilities	810	29,796	30,606

	1,445,000	221,667	1,666,667

19	Assets charged as security for liabilities and collateral accepted as security for assets

Financial assets pledged to secure liabilities

	Assets pledged at
	30 June	30 June	31 December
	2012	2011	2011
	US$m	US$m	US$m

Treasury bills and other eligible securities	4,454	7,078	5,185
Loans and advances to banks	24,652	26,634	19,247
Loans and advances to customers	86,419	77,039	81,570
Debt securities	195,290	261,808	210,255
Equity shares	10,828	7,612	6,916
Other	1,025	1,312	1,003

	322,668	381,483	324,176

% of total assets encumbered	12.2%	14.2%	12.7%

The financial assets above represent the Group’s encumbered assets on an IFRSs basis. Of the financial assets pledged to secure liabilities, the most significant amounts are located in the following geographical regions:

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

	Assets pledged at
	30 June 2012 US$m	30 June 2011 US$m	31 December 2011 US$m

Europe	251,759	303,248	245,171
North America	51,920	52,324	58,086

	303,679	355,572	303,257

These transactions are conducted under terms that are usual and customary to collateralised transactions, including, where relevant, standard securities lending and repurchase agreements.

Collateral accepted as security for assets

The fair value of assets accepted as collateral that HSBC is permitted to sell or repledge in the absence of default is US$327,018m (30 June 2011: US$418,064m; 31 December 2011: US$302,285m). The fair value of any such collateral that has been sold or repledged was US$196,259m (30 June 2011: US$258,913m; 31 December 2011: US$188,682m). HSBC is obliged to return equivalent securities.

These transactions are conducted under terms that are usual and customary to standard securities borrowing and reverse repurchase agreements.

20	Notes on the statement of cash flows

	Half-year to
	30 June 2012 US$m	30 June 2011 US$m	31 December 2011 US$m

Other non-cash items included in profit before tax

Depreciation, amortisation and impairment	1,221	1,631	1,504
Gains arising from dilution of interests in associates	–	(181)	(27)
Revaluations on investment property	(43)	(38)	(80)
Share-based payment expense	541	588	574
Loan impairment losses gross of recoveries and other credit risk provisions	5,124	6,011	7,542
Provisions	2,703	937	1,262
Impairment of financial investments	353	339	469
Charge/(credit) for defined benefit plans	233	(321)	181
Accretion of discounts and amortisation of premiums	288	(141)	(372)

	10,420	8,825	11,053

Change in operating assets

Change in prepayments and accrued income	323	(590)	2,497
Change in net trading securities and net derivatives	14,436	7,079	19,979
Change in loans and advances to banks	(21,188)	(6,738)	9,356
Change in loans and advances to customers	(42,516)	(85,132)	54,279
Change in financial assets designated at fair value	(147)	(2,480)	1,897
Change in other assets	1,434	(4,699)	(2,860)

	(47,658)	(92,560)	85,148

Change in operating liabilities

Change in accruals and deferred income	(1,379)	(474)	(326)
Change in deposits by banks	10,731	14,895	(12,657)
Change in customer accounts	27,312	91,262	(42,861)
Change in debt securities in issue	(5,470)	4,402	(18,790)
Change in financial liabilities designated at fair value	2,423	11,285	(5,817)
Change in other liabilities	7,149	8,931	(5,838)

	40,766	130,301	(86,289)

Interest and dividends

Interest paid	(10,967)	(12,644)	(10,481)
Interest received	32,441	33,578	33,156
Dividends received	446	376	226

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Notes on the statement of cash flows (continued)

	At 30 June 2012 US$m	At 30 June 2011 US$m	At 31 December 2011 US$m

Cash and cash equivalents

Cash and balances at central banks	147,911	68,218	129,902
Items in the course of collection from other banks	11,075	15,058	8,208
Loans and advances to banks of one month or less	184,337	215,381	169,858
Treasury bills, other bills and certificates of deposit less than three months	27,005	30,011	26,226
Less: items in the course of transmission to other banks	(11,321)	(16,317)	(8,745)

	359,007	312,351	325,449

Disposals of US branch network and cards business

	US cards business US$m	US branch network US$m

Loans and advances to customers	26,748	1,656
Prepayments and accrued income	572	–
Goodwill and intangible assets	318	5
Other assets	369	44

Total assets excluding cash and cash equivalents	28,007	1,705

Customer accounts	–	10,297
Other liabilities	161	7

Total liabilities	161	10,304

Aggregate net assets at date of disposal, excluding cash and cash equivalents	27,846	(8,599)
Gain on disposal including costs to sell	3,148	661
Add back: costs to sell	72	15

Selling price	31,066	(7,923)

Satisfied by:
Cash and cash equivalents received/(paid) as consideration	31,306	(7,979)
Cash and cash equivalents sold	–	(54)

Cash consideration received/(paid) up to 30 June 2012	31,306	(8,033)
Cash still to be (paid)/received at 30 June 2012	(240)	110

Total cash consideration received/(paid)	31,066	(7,923)

The completed US branch network disposal represents the sale of 138 of the 195 US branches that were held for sale at 31 December 2011. HSBC also received cash consideration of US$211m relating to the remaining 57 branches which were not yet sold at 30 June 2012, and which is included in the cash flow statement under the line ‘Net cash inflow/(outflow) from disposal of US branch network and cards business’ on page 214. For further details refer to page 246.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

21	Contingent liabilities, contractual commitments and guarantees

	At 30 June 2012 US$m	At 30 June 2011 US$m	At 31 December 2011 US$m

Guarantees and contingent liabilities
Guarantees	79,714	75,281	75,672
Other contingent liabilities	288	356	259

	80,002	75,637	75,931

Commitments
Documentary credits and short-term trade-related transactions	14,807	13,616	13,498
Forward asset purchases and forward deposits placed	784	66	87
Undrawn formal standby facilities, credit lines and other commitments to lend	548,522	646,493	641,319

	564,113	660,175	654,904

The above table discloses the nominal principal amounts of commitments, excluding capital commitments, which are separately discussed below, guarantees and other contingent liabilities which are mainly credit-related instruments including both financial and non-financial guarantees and commitments to extend credit. Contingent liabilities arising from legal proceedings and regulatory matters against the Group are disclosed in Note 25. Nominal principal amounts represent the amounts at risk should contracts be fully drawn upon and clients default. The amount of the loan commitments shown above reflects, where relevant, the expected level of take-up of pre-approved loan offers made by mailshots to personal customers. As a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements.

Financial Services Compensation Scheme

At 30 June 2012, HSBC recognised an accrual of US$191m in respect of its share of the estimated Financial Services Compensation Scheme (‘FSCS’) levy (30 June 2011: US$157m; 31 December 2011: US$87m).

The interest rate to be applied on outstanding borrowings increased from 12 month LIBOR plus 30 basis points, to 12 month LIBOR plus 100 basis points from 1 April 2012.

The FSCS confirmed in May 2012 that the first of three annual instalments of approximately £270m (US$423m) will be levied in total on participating financial institutions in Scheme Year 2013/14 to repay the balance of the loan principal that is not expected to be recovered.

The ultimate FSCS levy to the industry as a result of the collapse of certain financial services firms cannot currently be determined as it is dependent on various uncertain factors including the potential recoveries of assets by the FSCS. HSBC’s share of the ultimate FSCS levy will also depend on the level of protected deposits and the population of FSCS members at the time.

Commitments

In addition to the commitments disclosed above, at 30 June 2012 HSBC had US$561m (30 June 2011: US$961m; 31 December 2011: US$715m) of capital commitments contracted but not provided for and US$204m (30 June 2011: US$356m; 31 December 2011: US$272m) of capital commitments authorised but not contracted for.

22	Special purpose entities

HSBC enters into certain transactions with customers in the ordinary course of business which involve the establishment of special purpose entities (‘SPE’s) to facilitate or secure customer transactions. HSBC structures that utilise SPEs are authorised centrally when they are established to ensure appropriate purpose and governance. The activities of SPEs administered by HSBC are closely monitored by senior management.

SPEs are assessed for consolidation in accordance with the accounting policy set out on page 292 of the Annual Report and Accounts 2011.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Total consolidated assets held by SPEs by balance sheet classification

	Conduits	Securitisations	Money market funds	Non-money market investment funds	Total
	US$bn	US$bn	US$bn	US$bn	US$bn

At 30 June 2012
Cash	0.9	–	–	0.2	1.1
Trading assets	–	0.4	–	0.5	0.9
Financial assets designated at fair value	0.1	–	2.7	6.5	9.3
Derivatives	–	–	–	–	–
Loans and advances to banks	–	1.9	–	–	1.9
Loans and advances to customers	10.1	5.8	–	–	15.9
Financial investments	25.5	–	–	–	25.5
Other assets	1.5	–	–	–	1.5

	38.1	8.1	2.7	7.2	56.1

At 30 June 2011
Cash	0.7	0.5	–	0.3	1.5
Trading assets	0.1	0.6	0.3	0.5	1.5
Financial assets designated at fair value	0.1	–	–	7.9	8.0
Derivatives	–	0.3	–	–	0.3
Loans and advances to banks	–	0.9	–	–	0.9
Loans and advances to customers	9.7	20.2	–	–	29.9
Financial investments	29.6	–	–	–	29.6
Other assets	1.9	0.2	–	–	2.1

	42.1	22.7	0.3	8.7	73.8

At 31 December 2011
Cash	0.8	0.3	–	0.3	1.4
Trading assets	0.1	0.5	0.2	0.4	1.2
Financial assets designated at fair value	0.1	–	–	6.5	6.6
Derivatives	–	0.1	–	–	0.1
Loans and advances to banks	–	1.2	–	–	1.2
Loans and advances to customers	10.5	8.0	–	–	18.5
Financial investments	25.8	–	–	–	25.8
Other assets	1.6	–	–	–	1.6

	38.9	10.1	0.2	7.2	56.4
HSBC’s maximum exposure to SPEs

The following table shows the total assets of the various types of SPEs and the amount of funding provided by HSBC to these SPEs. The table also shows HSBC’s maximum exposure to the SPEs and, within that exposure, the liquidity and credit enhancements provided by HSBC. The maximum exposures to SPEs represent HSBC’s maximum possible risk exposure that could occur as a result of the Group’s arrangements and commitments to SPEs. The maximum amounts are contingent in nature, and may arise as a result of drawdowns under liquidity facilities, where these have been provided, and any other funding commitments, or as a result of any loss protection provided by HSBC to the SPEs. The conditions under which such exposure might arise differ depending on the nature of each SPE and HSBC’s involvement with it.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Total assets of consolidated and unconsolidated SPEs and HSBC’s funding and maximum exposure

	Consolidated SPEs				Unconsolidated SPEs
	Total assets	Funding provided by HSBC	Liquidity and credit enchancements	HSBC’s maximum exposure	Total assets	Funding provided by HSBC	HSBC’s maximum exposure
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

At 30 June 2012
Conduits	38.1	26.7	34.6	45.5	–	–	–
Securities investment conduits	26.6	26.4	20.0	30.9	–	–	–
Multi-seller conduits	11.5	0.3	14.6	14.6	–	–	–

Securitisations	8.1	0.5	0.1	3.3	7.7	–	–
Money market funds	2.7	1.5	–	1.5	65.8	0.8	0.8
Constant net asset value funds	–	–	–	–	53.0	0.7	0.7
Other	2.7	1.5	–	1.5	12.8	0.1	0.1
Non-money market investment funds	7.2	6.9	–	6.9	278.6	1.8	1.8
Other	–	–	–	–	20.0	3.9	5.0

	56.1	35.6	34.7	57.2	372.1	6.5	7.6

At 30 June 2011
Conduits	42.1	28.4	38.1	49.9	–	–	–
Securities investment conduits	31.6	28.0	23.2	35.0	–	–	–
Multi-seller conduits	10.5	0.4	14.9	14.9	–	–	–

Securitisations	22.7	1.9	0.1	4.3	9.0	–	0.4
Money market funds	0.3	0.3	–	0.3	93.7	0.9	0.9
Constant net asset value funds	–	–	–	–	69.2	0.7	0.7
Other	0.3	0.3	–	0.3	24.5	0.2	0.2
Non-money market investment funds	8.7	8.4	–	8.4	288.7	1.6	1.6
Other	–	–	–	–	19.2	9.4	4.3

	73.8	39.0	38.2	62.9	410.6	11.9	7.2

At 31 December 2011
Conduits	38.9	27.7	37.1	48.5	–	–	–
Securities investment conduits	27.9	27.4	22.1	33.5	–	–	–
Multi-seller conduits	11.0	0.3	15.0	15.0	–	–	–

Securitisations	10.1	1.6	0.1	3.8	8.1	–	–
Money market funds	0.2	0.2	–	0.2	73.9	0.9	0.9
Constant net asset value funds	–	–	–	–	54.4	0.7	0.7
Other	0.2	0.2	–	0.2	19.5	0.2	0.2
Non-money market investment funds	7.2	6.9	–	6.9	260.8	1.7	1.7
Other	–	–	–	–	19.4	3.7	4.6

	56.4	36.4	37.2	59.4	362.2	6.3	7.2

Conduits

HSBC sponsors and manages two types of conduits: securities investment conduits (‘SIC’s) and multi-seller conduits.

Securities investment conduits

Solitaire, HSBC’s principal SIC, holds ABSs on behalf of HSBC. At 30 June 2012, Solitaire held US$10.1bn of ABSs (30 June 2011: US$11.8bn; 31 December 2011: US$10.6bn). These are included within the disclosures of ABS ‘held through consolidated SPEs’ on page 156. HSBC’s other SICs, Mazarin Funding Limited (‘Mazarin’), Barion Funding Limited (‘Barion’) and Malachite Funding Limited (‘Malachite’), evolved from the restructuring of HSBC’s sponsored structured investment vehicles (‘SIV’s) in 2008.

Solitaire

Commercial Paper (‘CP’) issued by Solitaire benefits from a 100% liquidity facility provided by HSBC. At 30 June 2012, US$9.7bn of Solitaire’s assets were funded by the draw-down of the liquidity facility (30 June 2011: US$8.9bn; 31 December 2011: US$9.3bn). HSBC is exposed to credit losses on the drawn amounts.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

HSBC’s maximum exposure represents the risk that HSBC may be required to fund the vehicle in the event the CP is redeemed without reinvestment from third parties. At 30 June 2012 this amounted to US$14.2bn (30 June 2011: US$15.9bn; 31 December 2011: US$15.6bn).

Mazarin

HSBC is exposed to the par value of Mazarin’s assets through the provision of a liquidity facility equal to the lower of the amortised cost of issued senior debt and the amortised cost of non-defaulted assets. At 30 June 2012, this amounted to US$8.9bn (30 June 2011: US$10.2bn; 31 December 2011: US$9.5bn). First loss protection is provided through the capital notes issued by Mazarin, which are substantially held by third parties.

At 30 June 2012, HSBC held 1.3% of Mazarin’s capital notes (30 June 2011: 1.3%; 31 December 2011: 1.3%) which have a par value of US$17m (30 June 2011: US$17m; 31 December 2011: US$17m) and a carrying amount of nil (30 June 2011: US$0.6m; 31 December 2011: nil).

Barion and Malachite

HSBC’s primary exposure to these SICs is represented by the amortised cost of the debt required to support the non-cash assets of the vehicles. At 30 June 2012, this amounted to US$7.8bn (30 June 2011: US$8.9bn; 31 December 2011: US$8.4bn). First loss protection is provided through the capital notes issued by these vehicles, which are substantially all held by third parties.

At 30 June 2012, HSBC held 3.7% of the capital notes issued by these vehicles (30 June 2011: 3.8%; 31 December 2011: 3.7%) which have a par value of US$35m (30 June 2011: US$36m; 31 December 2011: US$35m) and a carrying amount of US$1.1m (30 June 2011: US$2m; 31 December 2011: US$1.1m).

Multi-seller conduits

These vehicles were established for the purpose of providing access to flexible market-based sources of finance for HSBC’s clients.

HSBC’s maximum exposure is equal to the transaction-specific liquidity facilities offered to the multi-seller conduits. First loss protection is provided by the originator of the assets, and not by HSBC, through transaction-specific credit enhancements. A layer of secondary loss protection is provided by HSBC in the form of programme-wide enhancement facilities.

The following table sets out the weighted average life of the asset portfolios for the above mentioned conduits:

Weighted average life of portfolios

Weighted average life (years)	Solitaire	Other SICs	Total SICs	Total multi- seller conduits

At 30 June 2012	5.8	4.5	5.1	1.7
At 30 June 2011	5.9	4.2	4.9	2.1
At 31 December 2011	5.9	4.1	4.9	2.0

Securitisations

HSBC uses SPEs to securitise customer loans and advances that it has originated in order to diversify its sources of funding for asset origination and for capital efficiency purposes. The loans and advances are transferred by HSBC to the SPEs for cash, and the SPEs issue debt securities to investors to fund the cash purchases.

HSBC’s maximum exposure is the aggregate of any holdings of notes issued by these vehicles and the reserve account positions intended to provide credit support under certain pre-defined circumstances to senior note holders.

In addition, HSBC uses SPEs to mitigate the capital absorbed by some of the customer loans and advances it has originated. Credit derivatives are used to transfer the credit risk associated with these customer loans and advances to an SPE, using securitisations commonly known as synthetic securitisations by which the SPE writes credit default swap protection to HSBC. The SPE is funded by the issuance of notes with the cash held as collateral against the credit default protection. From a UK regulatory perspective, the credit protection issued by the SPE in respect of the customer loans allows the risk weight of the loans to be replaced by the risk weight of the collateral in the SPE and as a result mitigates the capital absorbed by the customer loans. Any notes issued by the SPE and held by HSBC attract the appropriate risk weight under the relevant regulatory regime. These SPEs are consolidated when HSBC is exposed to the majority of the risks and rewards of ownership.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Money market funds

HSBC has established and manages a number of money market funds which provide customers with tailored investment opportunities within narrow and well-defined objectives.

HSBC’s maximum exposure to money market funds is represented by HSBC’s investment in the units of each fund, which at 30 June 2012 amounted to US$2.3bn (30 June 2011: US$1.2bn; 31 December 2011: US$1.1bn).

Non-money market investment funds

HSBC has established a large number of non-money market investment funds to enable customers to invest in a range of assets, typically equities and debt securities.

HSBC’s maximum exposure to non-money market investment funds is represented by its investment in the units of each fund which at 30 June 2012 amounted to US$8.7bn (30 June 2011: US$10.0bn; 31 December 2011: US$8.6bn).

Other

HSBC also establishes SPEs in the normal course of business for a number of purposes, for example, structured credit transactions for customers, to provide finance to public and private sector infrastructure projects, and for asset and structured finance transactions.

In certain transactions, HSBC is exposed to risk often referred to as gap risk. Gap risk typically arises in transactions where the aggregate potential claims against the SPE by HSBC pursuant to one or more derivatives could be greater than the value of the collateral held by the SPE and securing such derivatives. HSBC often mitigates such gap risk by incorporating in the SPE transaction features which allow for deleveraging, a managed liquidation of the portfolio, or other mechanisms including trade restructuring or unwinding the trade. Following the inclusion of such risk reduction mechanisms, HSBC has, in certain circumstances, retained all or a portion of the underlying exposure in the transaction. In these circumstances, HSBC assesses whether the exposure retained causes a requirement under IFRSs to consolidate the SPE. When this retained exposure represents ABSs, it has been included in ‘Securitisation exposures and other structured products’ on page 153.

Third-party sponsored SPEs

Through standby liquidity facility commitments, HSBC has exposure to third-party sponsored SIVs, conduits and securitisations under normal banking arrangements on standard market terms. These exposures are not considered significant to HSBC’s operations.

Additional off-balance sheet arrangements and commitments

Additional off-balance sheet commitments such as financial guarantees, letters of credit and commitments to lend are disclosed in Note 21.

Leveraged finance transactions

Loan commitments in respect of leveraged finance transactions are accounted for as derivatives where it is HSBC’s intention to sell the loan after origination. Further information is provided on page 161.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

23	Segmental analysis

The basis of identifying segments and measuring segmental results is set out on page 336 of the Annual Report and Accounts 2011. There have been no material changes to the segments identified since 31 December 2011.

	Europe US$m	Hong Kong US$m	Rest of Asia- Pacific US$m	MENA US$m	North America US$m	Latin America US$m	Intra- HSBC items US$m	Total US$m

Net operating income

Half-year to:
30 June 2012	8,630	6,101	5,649	1,102	7,817	4,429	(1,630)	32,098
30 June 2011	10,167	5,389	5,248	1,137	5,191	4,863	(1,567)	30,428
31 December 2011	11,567	5,137	5,198	1,177	3,793	4,707	(1,854)	29,725

Profit/(loss) before tax

Half-year to:
30 June 2012	(667)	3,761	4,372	772	3,354	1,145	–	12,737
30 June 2011	2,147	3,081	3,742	747	606	1,151	–	11,474
31 December 2011	2,524	2,742	3,729	745	(506)	1,164	–	10,398

Total assets

At 30 June 2012	1,375,553	486,608	334,978	62,881	500,590	138,968	(247,244)	2,652,334
At 30 June 2011	1,379,308	474,044	298,590	58,038	529,386	163,611	(211,990)	2,690,987
At 31 December 2011	1,281,945	473,024	317,816	57,464	504,302	144,889	(223,861)	2,555,579

24	Goodwill impairment

It is HSBC’s policy to test goodwill allocated to each cash-generating unit (‘CGU’) for impairment as at 1 July each year, and whenever there is an indication that goodwill may be impaired.

At 30 June 2012 we reviewed the inputs used in our most recent impairment test in the light of current economic and market conditions.

The allocation of goodwill to CGUs is described on page 372 of the Annual Report and Accounts 2011.

25	Legal proceedings and regulatory matters

HSBC is party to legal proceedings, investigations and regulatory matters in a number of jurisdictions including the UK, EU and the US arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters is material, either individually or in the aggregate. HSBC recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation. While the outcome of these matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory matters as at 30 June 2012 (see Note 17, Provisions).

Securities litigation

As a result of an August 2002 restatement of previously reported consolidated financial statements and other corporate events, including the 2002 settlement with 46 State Attorneys General relating to real estate lending practices, Household International (now HSBC Finance) and certain former officers were named as defendants in a class action law suit, Jaffe v Household International Inc, et al No 2. C 5893 (N.D.Ill, filed 19 August 2002). The complaint asserted claims under the US Securities Exchange Act of 1934, on behalf of all persons who acquired and disposed of Household International common stock between 30 July 1999 and 11 October 2002. The claims alleged that the defendants knowingly or recklessly made false and misleading statements of material fact relating to Household’s Consumer Lending operations, including collections, sales and lending practices, some of which ultimately led to the 2002 State settlement agreement, and facts relating to accounting practices evidenced by the restatement. Following a jury trial concluded in April 2009, which was decided partly in favour of the plaintiffs, the District Court issued a ruling on 22 November 2010 within the second phase of the case to determine actual damages,

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

that claim forms should be mailed to class members, and also set out a method for calculating damages for class members who filed claims. As previously reported, lead plaintiffs, in court filings in March 2010, estimated that damages could range ‘somewhere between US$2.4bn to US$3.2bn to class members’, before pre-judgement interest.

In December 2011, plaintiffs submitted the report of the court-appointed claims administrator to the District Court. That report stated that the total number of claims that generated an allowed loss was 45,921, and that the aggregate amount of these claims was approximately US$2.23bn. Defendants have submitted their objections to certain claims and the plaintiffs have filed their response. At a conference held before the District Court in April 2012, the District Court referred the issues relating to claims to a magistrate judge for resolution. Subsequently, plaintiffs filed a motion with the District Court seeking withdrawal of the referral to the magistrate judge, which is pending. Plaintiffs are expected to ask the District Court to assess pre-judgement interest to be included as part of the District Court’s final judgement. We expect the District Court’s final judgement to be entered at some point after the claims issues are resolved.

Despite the jury verdict and the 22 November 2010 ruling, HSBC continues to believe that it has meritorious grounds for appeal of one or more of the rulings in the case, and intends to appeal the District Court’s final judgement, which could involve a substantial amount once it is entered. Upon appeal, HSBC Finance will be required to provide security for the judgement in order to suspend its execution while the appeal is ongoing by either depositing cash in an interest-bearing escrow account or posting an appeal bond in the amount of the judgement (including any pre-judgement interest awarded).

Given the complexity and uncertainties associated with the actual determination of damages, including the outcome of any appeals, there is a wide range of possible damages. HSBC believes it has meritorious grounds for appeal on matters of both liability and damages and will argue on appeal that damages should be nil or a relatively insignificant amount. If the Appeals Court rejects or only partially accepts HSBC’s arguments, the amount of damages, including pre-judgement interest, could be higher, and may lie in a range from a relatively insignificant amount to somewhere in the region of US$3.5bn.

Bernard L. Madoff Investment Securities LLC

In December 2008, Bernard L. Madoff (‘Madoff’) was arrested for running a Ponzi scheme and a trustee was appointed for the liquidation of his firm, Bernard L. Madoff Investment Securities LLC (‘Madoff Securities’), an SEC-registered broker-dealer and investment adviser. Since his appointment, the trustee has been recovering assets and processing claims of Madoff Securities customers. Madoff subsequently pleaded guilty to various charges and is serving a 150-year prison sentence. He has acknowledged, in essence, that while purporting to invest his customers’ money in securities and, upon request, return their profits and principal, he in fact never invested in securities and used other customers’ money to fulfil requests for the return of profits and principal. The relevant US authorities are continuing their investigations into his fraud, and have brought charges against others, including certain former employees and the former auditor of Madoff Securities.

Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities, as at 30 November 2008, the purported aggregate value of these funds was US$8.4bn, an amount that includes fictitious profits reported by Madoff. Based on information available to HSBC to date, we estimate that the funds’ actual transfers to Madoff Securities, minus their actual withdrawals from Madoff Securities during the time that HSBC serviced the funds, totalled approximately US$4bn.

Plaintiffs (including funds, fund investors, and the Madoff Securities trustee) have commenced Madoff-related proceedings against numerous defendants in a multitude of jurisdictions. Various HSBC companies have been named as defendants in suits in the US, Ireland, Luxembourg, and other jurisdictions. Certain suits (which include US putative class actions) allege that the HSBC defendants knew or should have known of Madoff’s fraud and breached various duties to the funds and fund investors.

In November 2011, the US District Court Judge overseeing three related putative class actions in the Southern District of New York dismissed all claims against the HSBC defendants on forum non conveniens grounds, but temporarily stayed this ruling as to one of the actions against the HSBC defendants – the claims of investors in Thema International Fund plc – in light of a proposed amended settlement agreement, pursuant to which, subject to various conditions, the HSBC defendants had agreed to pay from US$52.5m up to a maximum of US$62.5m. In December 2011, the court lifted this temporary stay and dismissed all remaining claims against the HSBC defendants, and declined to consider preliminary approval of the settlement. In light of the court’s decisions, HSBC

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

terminated the settlement agreement. The Thema plaintiff contests HSBC’s right to terminate. Plaintiffs in all three actions filed notices of appeal to the US Court of Appeals for the Second Circuit. Plaintiffs’ opening briefs were filed in April 2012 and HSBC filed responses in July 2012.

One of the individual claims that have been commenced by investors in Thema International Fund plc against HSBC in the Irish High Court has been listed for trial in November 2012.

In December 2010, the Madoff Securities trustee commenced suits against various HSBC companies in the US Bankruptcy Court and in the English High Court. The US action (which also names certain funds, investment managers, and other entities and individuals) sought US$9bn in damages and additional recoveries from HSBC and the various co-defendants. It sought damages against HSBC for allegedly aiding and abetting Madoff’s fraud and breach of fiduciary duty. In July 2011, after withdrawing the case from the Bankruptcy Court in order to decide certain threshold issues, the US District Court Judge dismissed the trustee’s various common law claims on the grounds that the trustee lacks standing to assert them. In December 2011, the trustee filed a notice of appeal to the US Court of Appeals for the Second Circuit. Briefing in that appeal was completed in April 2012; oral argument is expected later this year.

The District Court returned the remaining claims to the US Bankruptcy Court for further proceedings. Those claims seek, pursuant to US bankruptcy law, recovery of unspecified amounts received by HSBC from funds invested with Madoff, including amounts that HSBC received when it redeemed units HSBC held in the various funds. HSBC acquired those fund units in connection with financing transactions HSBC had entered into with various clients. The trustee’s US bankruptcy law claims also seek recovery of fees earned by HSBC for providing custodial, administration and similar services to the funds. Between September 2011 and April 2012, the HSBC defendants and certain other defendants moved again to withdraw the case from the Bankruptcy Court. The District Court granted those withdrawal motions as to certain issues and is considering the motions as to other issues. Briefing on the merits of the withdrawn issues is ongoing.

The trustee’s English action seeks recovery of unspecified transfers of money from Madoff Securities to or through HSBC, on the ground that the HSBC defendants actually or constructively knew of Madoff’s fraud. HSBC has not been served with the trustee’s English action.

Between October 2009 and April 2012, Fairfield Sentry Limited, Fairfield Sigma Limited, and Fairfield Lambda Limited (‘Fairfield’), funds whose assets were directly or indirectly invested with Madoff Securities, commenced multiple suits in the British Virgin Islands (‘BVI’) and the US against numerous fund shareholders, including various HSBC companies that acted as nominees for clients of HSBC’s private banking business and other clients who invested in the Fairfield funds. The Fairfield actions seek restitution of amounts paid to the defendants in connection with share redemptions, on the ground that such payments were made by mistake, based on inflated values resulting from Madoff’s fraud, and some actions also seek recovery of the share redemptions under BVI insolvency law. The actions in the BVI have been dismissed, and those dismissals affirmed on appeal. The actions in the United States are currently stayed in the Bankruptcy Court pending developments in related appellate litigation in the BVI.

There are many factors which may affect the range of possible outcomes, and the resulting financial impact, of the various Madoff-related proceedings, including but not limited to the circumstances of the fraud, the multiple jurisdictions in which the proceedings have been brought and the number of different plaintiffs and defendants in such proceedings. For these reasons, among others, it is not practicable at this time for HSBC to estimate reliably the aggregate liabilities, or ranges of liabilities, that might arise as a result of all such claims but they could be significant. In any event, HSBC considers that it has good defences to these claims and will continue to defend them vigorously.

US mortgage-related investigations

In April 2011, HSBC Bank USA entered into a consent cease and desist order with the Office of the Comptroller of the Currency and HSBC Finance and HSBC North America Holdings Inc. (‘HNAH’) entered into a similar consent order with the Federal Reserve Board following completion of a broad horizontal review of industry residential mortgage foreclosure practices. These consent orders require prescribed actions to address the deficiencies noted in the joint examination and described in the consent orders. HSBC Bank USA, HSBC Finance and HNAH continue to work with the Office of the Comptroller of the Currency and the Federal Reserve Board to align their processes with the requirements of the consent orders and are implementing operational changes as required.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

These consent orders require an independent review of foreclosures pending or completed between January 2009 and December 2010 (the ‘Foreclosure Review Period’) to determine if any customer was financially injured as a result of an error in the foreclosure process. Customer outreach efforts are required, to notify borrowers with foreclosures pending or completed during the Foreclosure Review Period of the foreclosure complaint review process and their ability to request a review of their foreclosure proceeding. The costs associated with the foreclosure review include the costs of conducting the customer outreach plan and complaint process, and the cost of any resulting remediation.

These consent orders do not preclude additional enforcement actions against HSBC Bank USA, HSBC Finance or HNAH by bank regulatory, governmental or law enforcement agencies, such as the US Department of Justice (‘DoJ’) or State Attorneys General, which could include the imposition of civil money penalties and other sanctions relating to the activities that are the subject of the consent orders. The Federal Reserve Board has indicated in a press release relating to the financial services industry in general that it believes monetary penalties are appropriate for the enforcement actions and that it plans to announce such penalties. An increase in private litigation concerning these practices is also possible.

It has been announced that the five largest US mortgage servicers (not including HSBC Group companies) have reached a settlement with the DoJ, the US Department of Housing and Urban Development and State Attorneys General of 49 states with respect to foreclosure and other mortgage servicing practices. HNAH, HSBC Bank USA and HSBC Finance have had preliminary discussions with bank regulators and other governmental agencies regarding a potential resolution, although the timing of any settlement is not presently known. Based on discussions to date, HSBC recognised provisions of US$257m in the fourth quarter of 2011 to reflect the estimated liability associated with a proposed settlement of this matter. Any such settlement, however, may not completely preclude other enforcement actions by state or federal agencies, regulators or law enforcement bodies related to foreclosure and other mortgage servicing practices, including, but not limited to matters relating to the securitisation of mortgages for investors, including the imposition of civil money penalties, criminal fines or other sanctions. In addition, such a settlement would not preclude private litigation concerning these practices. In June 2012, the Federal Reserve Board and the Office of the Comptroller of the Currency released a financial remediation framework for use by the independent consultants to recommend remediation for financial injury identified during the Foreclosure Review. Pursuant to this framework, remediation available to a borrower who is found to have been financially injured as a result of servicer errors could include suspension of a pending foreclosure, loan modification, or a lump sum payment. Any borrower who receives remediation will not be precluded from pursuing litigation concerning foreclosure or other mortgage servicing practices.

Participants in the US mortgage securitisation market that purchased and repackaged whole loans have been the subject of lawsuits and governmental and regulatory investigations and inquiries, which have been directed at groups within the US mortgage market, such as servicers, originators, underwriters, trustees or sponsors of securitisations, and at particular participants within these groups. As the industry’s residential mortgage foreclosure issues continue, HSBC Bank USA has taken title to an increasing number of foreclosed homes as trustee on behalf of various securitisation trusts. As nominal record owner of these properties, HSBC Bank USA has been sued by municipalities and tenants alleging various violations of law, including laws regarding property upkeep and tenants’ rights. While HSBC believes and continues to maintain that the obligations at issue and the related liability are properly those of the servicer of each trust, HSBC continues to receive significant and adverse publicity in connection with these and similar matters, including foreclosures that are serviced by others in the name of ‘HSBC, as trustee’.

HSBC Bank USA and HSBC Securities (USA) Inc. have been named as defendants in a number of actions in connection with residential mortgage-backed securities (‘RMBS’) offerings, which generally allege that the offering documents for securities issued by securitisation trusts contained material misstatements and omissions, including statements regarding the underwriting standards governing the underlying mortgage loans. These include an action filed in September 2011 by the Federal Housing Finance Agency (‘FHFA’). This action is one of a series of similar actions filed against 17 financial institutions alleging violations of federal securities laws and state statutory and common law in connection with the sale of private-label RMBS purchased by Fannie Mae and Freddie Mac, primarily from 2005 to 2008. This action, along with all of the similar FHFA RMBS actions, was transferred to a single judge, who directed the defendant in the first-filed matter to file a motion to dismiss. In May 2012, the District Court filed its decision denying the motion to dismiss FHFA’s securities law claims and granting the motion to dismiss FHFA’s negligent misrepresentation claims. The District Court’s ruling will form the basis for rulings on the other matters, including the action filed against HSBC Bank USA and HSBC Securities (USA) Inc. In the first half of 2012, HSBC Finance Corporation received notice of several claims from claimants related to its activities as sponsor and the activities of its subsidiaries as originators in connection with RMBSs purchased between 2005 and 2007. The claims are currently being evaluated and discussions continue to be held with the claimants, but it has not been concluded that these claims are procedurally or substantively valid.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

In December 2010 and February 2011, HSBC Bank USA has received subpoenas from the SEC seeking production of documents and information relating to its involvement and the involvement of its affiliates in specified private-label RMBS transactions as an issuer, sponsor, underwriter, depositor, trustee, custodian or servicer. HSBC Bank USA has also had preliminary contacts with other government authorities exploring the role of trustees in private label RMBS transactions. In February 2011, HSBC Bank USA also received a subpoena from the US Attorney’s Office, Southern District of New York seeking production of documents and information relating to loss mitigation efforts with respect to residential mortgages in the State of New York and a Civil Investigative Demand from the Massachusetts State Attorney General seeking documents, information and testimony related to the sale of RMBS to public and private customers in the State of Massachusetts from January 2005 to the present.

HSBC expects this level of focus will continue and, potentially, intensify, so long as the US real estate markets continue to be distressed. As a result, HSBC Group companies may be subject to additional claims, litigation and governmental and regulatory scrutiny related to its participation in the US mortgage securitisation market, either individually or as a member of a group. HSBC is unable to estimate reliably the financial effect of any action or litigation relating to these matters. As situations develop it is possible that any related claims could be significant.

Anti-money laundering, Bank Secrecy Act and Office of Foreign Assets Control investigations

In October 2010, HSBC Bank USA entered into a consent cease and desist order with the Office of the Comptroller of the Currency and the indirect parent of that company, HNAH, entered into a consent cease and desist order with the Federal Reserve Board (the ‘Orders’). These Orders required improvements to establish an effective compliance risk management programme across the Group’s US businesses, including various issues relating to US Bank Secrecy Act (‘BSA’) and anti-money laundering (‘AML’) compliance. Steps continue to be taken to address the requirements of the Orders to ensure compliance, and that effective policies and procedures are maintained.

The Orders do not preclude additional enforcement actions against HSBC Bank USA or HNAH by US bank regulatory or law enforcement agencies, including the imposition of civil money penalties, criminal fines and other sanctions relating to activities that are the subject of the Orders. HSBC continues to cooperate in ongoing investigations by the DoJ, the Federal Reserve, the Office of the Comptroller of the Currency and the US Department of Treasury’s Financial Crimes Enforcement Network in connection with AML/BSA compliance including cross-border transactions involving our cash handling business in Mexico and banknotes business in the US.

HSBC continues to cooperate in ongoing investigations by the DoJ, the New York County District Attorney’s Office, the Office of Foreign Assets Control (‘OFAC’), the Federal Reserve and the Office of the Comptroller of the Currency regarding historical transactions involving Iranian parties and other parties subject to OFAC economic sanctions.

In July 2012, the US Senate Permanent Subcommittee on Investigations held a hearing and released a report that was critical of, among other things, HSBC’s AML/BSA compliance and compliance with OFAC sanctions.

In each of these US regulatory and law enforcement matters, HSBC Group companies have received Grand Jury subpoenas or other requests for information from US Government or other agencies, and HSBC is cooperating fully and engaging in efforts to resolve matters, including through preliminary discussions with relevant authorities. The resolution of at least some of these matters is likely to involve the filing of corporate criminal as well as civil charges and the imposition of significant fines and penalties. The prosecution of corporate criminal charges in these types of cases has most often been deferred through an agreement with the relevant authorities; however, the US authorities have substantial discretion, and prior settlements can provide no assurance as to how the US authorities will proceed in these matters. It is not possible at this time for HSBC to know the terms on which a resolution of the ongoing investigations could be achieved or the form or timing of any such resolution. Based on the facts currently known, HSBC has recognised a provision of US$700m, which reflects HSBC’s best estimate of the aggregate amount of fines and penalties that are likely to be imposed in connection with these matters. There is a high degree of uncertainty in making this estimate, and it is possible that the amounts when finally determined could be higher, possibly significantly higher.

In July 2012, HSBC Mexico paid a fine imposed by the Mexican National Banking and Securities Commission amounting to 379m Mexican pesos (approximately US$28m), in connection with non-compliance with anti-money laundering systems and controls.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Other US regulatory and law enforcement investigations

In April 2011, HSBC Bank USA received a summons from the US Internal Revenue Service directing HSBC Bank USA to produce records with respect to US-based clients of an HSBC Group company in India. While the summons was withdrawn voluntarily, HSBC Bank USA has cooperated fully by providing responsive documents in its possession in the US to the US Internal Revenue Service, and engaging in efforts to resolve these matters.

HSBC continues to cooperate in ongoing investigations by the DoJ and the US Internal Revenue Service regarding whether certain Group companies acted appropriately in relation to certain customers who had US tax reporting requirements.

In April 2011, HSBC Bank USA received a subpoena from the SEC directing HSBC Bank USA to produce records in the US related to, among other things, HSBC Private Bank Suisse SA’s cross-border policies and procedures and adherence to US broker-dealer and investment adviser rules and regulations when dealing with US resident clients. HSBC Bank USA continues to cooperate with the SEC.

Based on the facts currently known in respect of each of these investigations, it is not practicable at this time for HSBC to determine the terms on which the ongoing investigations will be resolved or the timing of such resolution or for HSBC to estimate reliably the amounts, or range of possible amounts, of any fines and/or penalties. As matters progress, it is possible that any fines and/or penalties could be significant.

Investigations into the setting of London interbank offered rates, European interbank offered rates and other interest rates

Various regulators and competition and enforcement authorities around the world including in the UK, the US, Canada, the EU, Switzerland and Asia, are conducting investigations related to certain past submissions made by panel banks in connection with the setting of London interbank offered rates (‘LIBOR’), European interbank offered rates (‘EURIBOR’) and other interest rates. As certain HSBC entities are members of such panels, HSBC and/or its subsidiaries have been the subject of regulatory demands for information and are cooperating with those investigations. In addition, HSBC and other panel banks have been named as defendants in private lawsuits filed in the US with respect to the setting of LIBOR and EURIBOR, including putative class action lawsuits which have been consolidated before the US District Court for the Southern District of New York. The complaints in those actions assert claims against HSBC and other panel banks under various US laws including US antitrust laws, the US Commodities Exchange Act, and state law. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these regulatory investigations or private lawsuits, including the timing and potential impact on HSBC.

26	Events after the balance sheet date

A second interim dividend for the financial year ending 31 December 2012 was declared by the Directors after 30 June 2012, as described in Note 3.

In July 2012, HSBC sold 53 of the remaining 57 US branches classified as held for sale at 30 June 2012, recognising a gain of approximately US$200m (see Note 14).

27	Interim Report 2012 and statutory accounts

The information in this Interim Report 2012 is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. The Interim Report 2012 was approved by the Board of Directors on 30 July 2012. The statutory accounts for the year ended 31 December 2011 have been delivered to the Registrar of Companies in England and Wales in accordance with section 447 of the Companies Act 2006. The auditor has reported on those accounts. Its report was unqualified; did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report; and did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

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HSBC HOLDINGS PLC

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HSBC HOLDINGS PLC

Additional Information

Shareholder information

1	Directors’ interests	266

2	Employee share plans	269

3	Notifiable interests in share capital	272

4	Dealings in HSBC Holdings shares	272

5	First interim dividend for 2012	272

6	Second interim dividend for 2012	273

7	Proposed interim dividends for 2012	273

8	Interim Management Statement	274

9	Final results	274

10	Corporate governance	274

11	Going concern basis	274

12	Telephone and online share dealing service	275

13	Stock symbols	275

14	Copies of Interim Report 2012 and shareholder enquiries and communications	275

1	Directors’ interests

According to the register of Directors’ interests maintained by HSBC Holdings pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors of HSBC Holdings at 30 June 2012 had the following interests, all beneficial unless otherwise stated, in the shares and loan capital of HSBC and its associated corporations:

Directors’ interests – shares and loan capital

		At 30 June 2012
	At 1 January 2012	Beneficial owner	Child under 18 or spouse		Jointly with another person	Trustee		Total interests[1]

HSBC Holdings ordinary shares of US$0.50
J D Coombe	21,139	21,724	–		–	–		21,724
R A Fairhead	21,300	–	–		21,300	–		21,300
D J Flint	272,861	312,948	–		–	36,061	[2]	349,009
A A Flockhart	407,829	613,940	–		–	353,527		967,467
S T Gulliver	2,731,100	2,553,592	176,885		–	–		2,730,477
J W J Hughes-Hallett	46,952	–	–		–	56,870	[2]	56,870
W S H Laidlaw	31,872	31,298	–		–	1,416	[2]	32,714
I J Mackay	133,648	238,813	–		–	–		238,813
Sir Simon Robertson	176,709	9,206	–		–	167,750	[2]	176,956
J L Thornton	10,250	–	10,250	[3]	–	–		10,250

	US$	US$	US$		US$	US$		US$

Loan Capital – 6.5% Subordinated Notes 2036
L M L Cha	300,000	300,000	–		–	–		300,000

1	Details of executive Directors’ other interests in HSBC Holdings ordinary shares arising from the HSBC Holdings savings-related share option plans, the HSBC Share Plan and HSBC Share Plan 2011 are set out on the following pages. At 30 June 2012, the aggregate interests under the Securities and Futures Ordinance of Hong Kong in HSBC Holdings ordinary shares of US$0.50, including interests arising through employee share plans, were: D J Flint — 558,686; A A Flockhart — 1,534,795; S T Gulliver — 5,106,458; and I J Mackay — 643,838. Each Director’s total interests represent less than 0.03% of the shares in issue.
2	Non-beneficial.
3	Interest of spouse in 2,050 listed American Depositary Shares (‘ADS’), which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings ordinary shares of US$0.50.

As a director of HSBC France, S T Gulliver has an interest as beneficial owner in one share of €5 in that company (representing less than 0.01% of the shares in issue), which he held throughout the period. He has waived his right to receive dividends on this share and has undertaken to transfer it to HSBC on ceasing to be a director of HSBC France.

J Faber has an interest as beneficial owner in 3,950 retail bonds and as non-beneficial owner in 1,170 retail bonds of RMB10,000 each issued by HSBC Bank plc. These bonds were acquired on 15 June 2012.

HSBC HOLDINGS PLC

Additional Information (continued)

Savings-related share option plans, the HSBC Share Plan and the HSBC Share Plan 2011

HSBC Holdings savings-related share option plans

HSBC Holdings ordinary shares of US$0.50

	Date of award	Exercise price (£)	Exercisable		Held at 1 Jan 2012	Held at 30 Jun 2012

			from[1]	until

D J Flint	25 Apr 2007	6.1760	1 Aug 2012	31 Jan 2013	2,650	2,650
D J Flint	24 Apr 2012	4.4621	1 Aug 2015	31 Jan 2016	–	2,016
A A Flockhart	29 Apr 2009	3.3116	1 Aug 2014	31 Jan 2015	4,529	4,529

		US$
I J Mackay	30 Apr 2008	11.8824	1 Aug 2011	31 Jan 2012	1,531	–	[2]

The HSBC Holdings savings-related share option plans are all-employee share plans under which eligible HSBC employees may be granted options to acquire HSBC Holdings ordinary shares. An employee may make contributions of up to £250 (or equivalent) each month over a period of one, three or five years which may be used on the first, third or fifth anniversary of the commencement of the relevant savings contract, at the employee’s election, to exercise the options. The plans help align the interests of employees with the creation of shareholder value. The options were awarded for nil consideration and are exercisable at a 20% discount to the average market value of the ordinary shares on the five business days immediately preceding the invitation date. There are no performance criteria conditional upon which the outstanding options are exercisable and there have been no variations to the terms and conditions since the awards were made. The market value per ordinary share at 30 June 2012 was £5.61. The highest and lowest market values per ordinary share during the period were £5.82 and £4.92. Market value is the mid-market price derived from the London Stock Exchange Daily Official List on the relevant date. Under the Securities and Futures Ordinance of Hong Kong, the options are categorised as unlisted physically settled equity derivatives.

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.
2	Options lapsed on 31 January 2012 following the end of the exercise period.

Awards of Restricted Shares

HSBC Share Plan

HSBC Holdings ordinary shares of US$0.50

	Date of award	Year in which awards may vest		Awards held at 1 Jan 2012	Awards made during period		Awards vested during period			Awards held at 30 Jun 2012[1]
					Number	Monetary value	Number		Monetary value
						£000			£000

D J Flint	1 Mar 2010	2011-2013	[2]	220,201	–	–	111,340	[3]	617	113,243
	15 Mar 2011	2012-2014	[2]	133,280	–	–	44,516	[5]	256	91,768
A A Flockhart[4]	2 Mar 2009	2012		535,162	–	–	541,651	[6]	3,028	–
	1 Mar 2010	2011-2013	[2]	212,927	–	–	107,662	[3]	596	109,503
	15 Mar 2011	2012-2014	[2]	86,062	–	–	28,745	[5]	165	59,256
S T Gulliver	1 Mar 2010	2011-2013	[2]	943,723	–	–	477,174	[3]	2,644	485,332
	15 Mar 2011	2012-2014	[2]	825,072	–	–	275,575	[5]	1,585	568,093
I J Mackay	2 Mar 2009	2012		104,244	–	–	105,508	[6]	590	–
	1 Mar 2010	2011-2013	[2]	41,263	–	–	20,864	[3]	116	21,220
	15 Mar 2011	2012-2014	[2]	35,954	–	–	12,008	[5]	69	24,757

Vesting of Restricted Share awards is normally subject to the Director remaining an employee on the vesting date. The vesting date may be advanced to an earlier date in certain circumstances, e.g. death. Under the Securities and Futures Ordinance of Hong Kong, interests in Restricted Share awards are categorised as the interests of a beneficial owner.

[1]	Includes additional shares arising from scrip dividends.
[2]

33% of the award vests on each of the first and second anniversaries of the date of the award, with the balance vesting on the third anniversary of the date of the award. In the case of the awards granted on 15 March 2011 the shares (net of tax) are subject to a six month retention period following each vesting date.

[3]	At the date of vesting, 27 February 2012, the market value per share was £5.54. The market value per share on the date of the award, 1 March 2010, was £6.82.
[4]	Retired as an employee on 30 April 2012. The vesting of the awards will continue in line with the vesting schedule set at the date of grant and will also continue to accrue scrip dividends.
[5]	At the date of vesting, 15 March 2012, the market value per share was £5.75. The market value per share on the date of the award, 15 March 2011, was £6.46.
[6]	At the date of vesting, 5 March 2012, the market value per share was £5.59. The market value per share on the date of the award, 2 March 2009, was £3.48.

HSBC HOLDINGS PLC

Additional Information (continued)

Awards of Restricted Shares

HSBC Share Plan 2011

HSBC Holdings ordinary shares of US$0.50

	Date of award	Year in which awards may vest	Awards held at	Awards made during period		Awards vested during period			Awards held at
			1 Jan 2012	Number	Monetary value	Number		Monetary value	30 Jun 2012[1]
					£000			£000

A A Flockhart[2]	28 Feb 2012[3]	2012	–	68,941	385	68,941		385	–
	12 Mar 2012[4]	2013-2015	–	207,546	1,154	–		–	210,732
	12 Mar 2012[5]	2012	–	69,182	385	69,182	[5]	385	–

S T Gulliver	28 Feb 2012[3]	2012	–	77,167	431	77,167		431	–
	12 Mar 2012[4]	2013-2015	–	232,312	1,292	–		–	235,878
	12 Mar 2012[5]	2012	–	77,437	431	77,437	[5]	431	–

I J Mackay	28 Feb 2012[3]	2012	–	38,854	217	38,854		217	–
	12 Mar 2012[4]	2013-2015	–	116,968	650	–		–	118,764
	12 Mar 2012[5]	2012	–	38,989	217	38,989	[5]	217	–

Vesting of Restricted Share awards is normally subject to the Director remaining an employee on the vesting date. The vesting date may be advanced to an earlier date in certain circumstances, e.g. death. Under the Securities and Futures Ordinance of Hong Kong, interests in Restricted Share awards are categorised as the interests of a beneficial owner.

1	Includes additional shares arising from scrip dividends.
2	Retired as an employee on 30 April 2012. The vesting of the awards will continue in line with the vesting schedule set at the date of grant and will also continue to accrue scrip dividends.
3	The non-deferred award vested immediately on 28 February 2012. At the date of vesting the market value per share was £5.59.
4	At the date of the award, 12 March 2012, the market value per share was £5.56. 50% of these deferred awards are subject to a six month retention period upon vesting. 33% of the awards vest on each of the first and second anniversaries of the date of the awards, with the balance vesting on the third anniversary of the date of the award.
5	The non-deferred award vested immediately on 12 March 2012 and the shares (net of tax) are subject to a six month retention period. At the date of vesting, the market value per share was £5.56.

Conditional awards under the Group Performance Share Plan (‘GPSP’)

HSBC Share Plan 2011

HSBC Holdings ordinary shares of US$0.50

	Date of award	Year in which awards may vest	Awards held at 1 Jan 2012	Awards made during period[1]		Awards held at 30 Jun 2012[2]
				Number	Monetary value
					£000

A A Flockhart[3]	23 Jun 2011	2016	178,373	–	–	183,308

S T Gulliver	23 Jun 2011	2016	392,119	–	–	402,968

	12 Mar 2012	2017	–	673,370	3,744	683,710

I J Mackay	23 Jun 2011	2016	109,626	–	–	112,659

	12 Mar 2012	2017	–	125,695	699	127,625

The GPSP is the long-term incentive plan under the HSBC Share Plan 2011. Vesting of GPSP awards is normally subject to the Director remaining an employee on the vesting date. Any shares (net of tax) which the Director becomes entitled to on the vesting date are subject to a retention requirement until cessation of employment. Under the Securities and Futures Ordinance of Hong Kong, interests in awards are categorised as the interests of a beneficial owner.

1	On the date of award, 12 March 2012, the market value per share was £5.56.
2	Includes additional shares arising from scrip dividends.
3	Retired as an employee on 30 April 2012. The vesting of the awards will continue in line with the vesting schedule set at the date of grant and will also continue to accrue scrip dividends.

No Directors held any short position as defined in the Securities and Futures Ordinance of Hong Kong in the shares and loan capital of HSBC Holdings and its associated corporations. Save as stated above, none of the Directors had an interest in any shares or debentures of HSBC Holdings or any associated corporation at the beginning or at the end of the period, and none of the Directors or members of their immediate families were awarded or exercised any right to subscribe for any shares or debentures in any HSBC corporation during the period. Since the end of the period, the interests of each of the following Directors have increased by the number of HSBC Holdings ordinary shares shown against their name:

HSBC HOLDINGS PLC

Additional Information (continued)

Increase in Directors’ interests since 30 June 2012

HSBC Holdings ordinary shares of US$0.50

	Beneficial owner		Trustee

J D Coombe	238	[1]	–
D J Flint	2,336	[2]	396	[3]
A A Flockhart	12,907	[4]	3,877	[1]
S T Gulliver	26,055	[5]	–
W S H Laidlaw	343	[1]	–
I J Mackay	4,445	[5]	–
Sir Simon Robertson	100	[1]	–

1	Scrip dividend.
2	Comprises the automatic reinvestment of dividend income by an Individual Savings Account manager (60 shares), the automatic reinvestment of dividend income on shares held in the HSBC Holdings UK Share Incentive Plan (29 shares) and scrip dividends on Restricted Share awards granted under the HSBC Share Plan (2,247 shares).
3	Non-beneficial.
4	Comprises scrip dividend on ordinary shares (6,733 shares) and on Restricted Share awards and GPSP awards granted under the HSBC Share Plan and HSBC Share Plan 2011 (6,174 shares).
5	Comprises scrip dividend on Restricted Share awards and GPSP awards granted under the HSBC Share Plan and HSBC Share Plan 2011.

2	Employee share plans

To help align the interests of employees with those of shareholders, share options and discretionary awards of shares are granted under HSBC share plans. The following are particulars of outstanding options, including those held by employees working under employment contracts that are regarded as ‘continuous contracts’ for the purposes of the Hong Kong Employment Ordinance. The options were granted for nil consideration. No options have been granted to substantial shareholders, suppliers of goods or services, or in excess of the individual limit for each share plan. No options were cancelled by HSBC during the period. No discretionary share options have been granted under the HSBC Share Plan 2011, which replaced the HSBC Share Plan on 27 May 2011.

A summary for each plan of the total number of the options which were awarded, exercised or lapsed during the period is shown in the tables below. Further details required to be disclosed pursuant to Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited are available on our website at www.hsbc.com by selecting ‘Investor Relations’, then ‘Governance’ then ‘Share Plans’, and on the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk or can be obtained upon request from the Group Company Secretary, 8 Canada Square, London E14 5HQ. Particulars of options held by Directors of HSBC Holdings are set out on page 267.

All-employee share option plans

The HSBC Holdings Savings-Related Share Option Plan and the HSBC Holdings Savings-Related Share Option Plan: International are all-employee share plans under which eligible employees (those employed within the Group on the first working day of the year of grant) may be granted options to acquire HSBC Holdings ordinary shares. Employees may make contributions of up to £250 (or equivalent) each month over a period of one, three or five years which may be used on the first, third or fifth anniversary of the commencement of the relevant savings contract, at the employee’s election, to exercise the options. Alternatively, the employee may elect to have the savings, plus (where applicable) any interest or bonus, repaid in cash. One-year options are only available under the HSBC Holdings Savings-Related Share Option Plan: International and will be exercisable within three months following the first anniversary of the commencement of the savings contract. Three or five-year options are exercisable within six months following the third or fifth anniversary of the commencement of the relevant savings contract. In the case of redundancy, retirement on grounds of injury or ill health, retirement, the transfer of the employing business to another party, or a change of control of the employing company, options may be exercised before completion of the relevant savings contract.

Under the HSBC Holdings Savings-Related Share Option Plan and the HSBC Holdings Savings-Related Share Option Plan: International the option exercise price is determined by reference to the average market value of the ordinary shares on the five business days immediately preceding the invitation date, then applying a discount of 20% (except for the one-year options awarded under the US sub-plan where a 15% discount is applied). Where applicable, the US dollar, Hong Kong dollar and euro exercise prices are converted from the sterling exercise price at the applicable exchange rate on the working day preceding the relevant invitation date. The exercise period of the

HSBC HOLDINGS PLC

Additional Information (continued)

options awarded under all-employee share plans may be advanced to an earlier date in certain circumstances, for example on retirement, and may be extended in certain circumstances, for example on the death of a participant, the executors may exercise the option up to six months beyond the normal exercise period. The closing price per HSBC Holdings ordinary share on 23 April 2012, the day before options were granted in 2012 was £5.46. The all-employee share option plans will terminate on 27 May 2015 unless the Directors resolve to terminate the plans at an earlier date.

HSBC Holdings All-employee Share Option Plans

						HSBC Holdings ordinary shares of US$0.50
Dates of award		Exercise price		Exercisable		At	Awarded	Exercised	Lapsed	At
from	to	from	to	from	to	1 Jan 2012	in period	in period	in period	30 Jun 2012

Savings-Related Share Option Plan[1]

26 Apr 2006	24 Apr 2012	(£ 3.3116)	(£ 6.6870)	1 Aug 2011	31 Jan 2018	68,499,109	20,726,298	806,439	5,851,323	82,567,645

Savings-Related Share Option Plan: International[2]

26 Apr 2006	24 Apr 2012	(£ 3.3116)	(£ 6.6870)	1 Aug 2011	31 Jan 2018	26,615,253	8,549,570	433,294	3,182,321	31,549,208

26 Apr 2006	24 Apr 2012	(US$ 4.8876)	(US$ 12.0958)	1 Aug 2011	31 Jan 2018	9,752,066	2,666,374	196,972	1,517,073	10,704,395

26 Apr 2006	24 Apr 2012	(€ 3.6361)	(€ 9.5912)	1 Aug 2011	31 Jan 2018	3,176,265	827,832	25,570	262,831	3,715,696

26 Apr 2006	24 Apr 2012	(HK$ 37.8797)	(HK$ 94.5057)	1 Aug 2011	31 Jan 2018	45,422,511	12,098,312	885,563	2,495,459	54,139,801

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £5.44.
2	The weighted average closing price of the shares immediately before the dates on which options were exercised was £5.46.

The aggregate fair value of options granted in the period under the HSBC Savings-Related Share Option Plan was US$34m.

The aggregate fair value of options granted in the period under the HSBC Savings-Related Share Option Plan: International was US$39m.

The fair values of share options are calculated at the date of grant of the option using a Black-Scholes model.

The fair values of share awards are based on the share price at the date of grant. The fair values of share options are inherently subjective and uncertain due to the assumptions made and the limitations of the model used. The significant weighted average assumptions used to estimate the fair value of the options granted in 2012 were as follows:

	1-year savings-related share option plan	3-year savings-related share option plans	5-year savings-related share option plans

Risk-free interest rate (%)[1]	0.4	0.6	1.2
Expected life (years)	1	3	5
Expected volatility (%)[2]	25	25	25
Share price at grant date (£)	5.535	5.535	5.535

1	The risk-free interest rate was determined from the UK gilts yield curve. A similar yield curve was used for the HSBC Holdings Savings-Related Share Option Plan: International.
2	Expected volatility is estimated by considering both historic average HSBC share price volatility and implied volatility derived from options over HSBC shares of similar maturity to those of the employee options.

The expected US dollar denominated dividend yield was determined to be 5% per annum, in line with consensus analyst forecasts.

HSBC HOLDINGS PLC

Additional Information (continued)

Discretionary Share Option Plans

There have been no awards of discretionary share options under employee share plans since 30 September 2005.

						HSBC Holdings ordinary shares of US$0.50
Dates of award		Exercise price		Exercisable		At	Exercised	Lapsed	At
from	to	from	to	from	to	1 Jan 2012	in period	in period	30 Jun 2012

HSBC Holdings Group Share Option Plan[1]
7 May 2002	20 Apr 2005	(£) 6.0216	(£) 7.9606	7 May 2005	20 Apr 2015	120,797,419	–	30,668,958	90,128,461

HSBC Share Plan
30 Sep 2005		(£) 7.9911		30 Sep 2008	30 Sep 2015	86,046	–	–	86,046

1	The HSBC Holdings Group Share Option Plan expired on 26 May 2005. No options have been granted under the Plan since that date.

Subsidiary company share plans

HSBC France

When it was acquired in 2000, HSBC France and certain of its subsidiary companies operated employee share option plans under which options could be granted over their respective shares. All holders of options to acquire shares of HSBC France are obliged to exchange the HSBC France shares they receive on exercise of these options for HSBC Holdings’ shares.

Details of options to acquire shares in HSBC France are set out in the following table. No further options will be granted under share plans of HSBC France.

HSBC France

				HSBC France shares of €5
Date of award	Exercise price	Exercisable		At	Exercised	Lapsed	At
		from	to	1 Jan 2012	in period	in period	30 Jun 2012[1]

1 Oct 2002	(€) 142.84	2 Oct 2005	1 Oct 2012	22,645	–	–	22,645

1	When exercised options over HSBC France shares will be exchanged for HSBC Holdings ordinary shares in the ratio of 13.499897 HSBC Holdings ordinary shares for each HSBC France share. At 30 June 2012, the CCF Employee Benefit Trust 2001 (Private Banking France) held 989,502 HSBC Holdings ordinary shares which may be exchanged for HSBC France shares arising from the exercise of these options.

HSBC Finance

Upon the acquisition of HSBC Finance in 2003, all outstanding options over and rights to receive HSBC Finance common shares were converted into options over and rights to receive HSBC Holdings ordinary shares in the same ratio as the share exchange offer for the acquisition of HSBC Finance (2.675 HSBC Holdings ordinary shares for each HSBC Finance common share). The exercise price payable for each option was adjusted using the same exchange ratio.

Details of options to acquire shares in HSBC Holdings under share plans of HSBC Finance are set out in the following table. No further options will be granted under share plans of HSBC Finance.

HSBC Finance: 1996 Long-Term Executive Incentive Compensation Plan

				HSBC Holdings ordinary shares of US$0.50
Date of award	Exercise price	Exercisable		At	Exercised	Lapsed	At
		from	to	1 Jan 2012	in period	in period	30 Jun 2012[1]

20 Nov 2002	(US$) 9.29	20 Nov 2003	20 Nov 2012	2,429,538	–	–	2,429,538

1	At 30 June 2012, the HSBC (Household) Employee Benefit Trust 2003 held 2,335,315 HSBC Holdings ordinary shares and 1,455 American Depositary Shares, each of which represents five HSBC Holdings ordinary shares, which may be used to satisfy the exercise of employee share options.

HSBC HOLDINGS PLC

Additional Information (continued)

HSBC Bank Bermuda

Upon the acquisition of HSBC Bank Bermuda Limited (‘HSBC Bank Bermuda’) in 2004, all outstanding options over its shares were converted into options to acquire HSBC Holdings ordinary shares using an exchange ratio calculated by dividing US$40 (being the consideration paid for each HSBC Bank Bermuda share) by the average price of HSBC Holdings ordinary shares over the five day period to the completion of the acquisition. The exercise price payable for each option was adjusted using the same ratio.

Details of options to acquire shares in HSBC Holdings under the share plans of HSBC Bank Bermuda are set out in the following table. No further options will be granted under the share plans of HSBC Bank Bermuda.

HSBC Bank Bermuda

						HSBC Holdings ordinary shares of US$0.50
Dates of award		Exercise price		Exercisable		At	Exercised	Lapsed	At
from	to	from	to	from	to	1 Jan 2012	in period	in period	30 Jun 2012[1]

Share Option Plan 2000

30 Jan 2002	21 Apr 2003	(US$ 9.32)	(US$ 14.02)	30 Jan 2003	21 Apr 2013	1,014,026	–	850,033	163,993

Directors’ Share Option Plan

3 Apr 2002			(US$ 13.95)	3 Apr 2003	3 Apr 2012	16,881	–	16,881	–

1	At 30 June 2012, the HSBC (Bank of Bermuda) Employee Benefit Trust 2004 held 2,108,830 HSBC Holdings ordinary shares which may be used to satisfy the exercise of employee share options.

3	Notifiable interests in share capital

At 30 June 2012, we had received the following disclosures (which have not subsequently changed) of major holdings of voting rights pursuant to the requirements of Rule 5 of the FSA Disclosure Rules and Transparency Rules:

•

Legal & General Group Plc gave notice on 9 March 2010 that it had a direct interest on 8 March 2010 in 696,851,431 HSBC Holdings ordinary shares, representing 3.99% of the total voting rights at that date; and

•

BlackRock, Inc. gave notice on 9 December 2009 that on 7 December 2009 it had the following: an indirect interest in HSBC Holdings ordinary shares of 1,142,439,457; qualifying financial instruments with 705,100 voting rights that may be acquired if the instruments are exercised or converted; and financial instruments with similar economic effect to qualifying financial instruments which refer to 234,880 voting rights, each representing 6.56%, 0.0041% and 0.0013%, respectively, of the total voting rights at that date.

At 30 June 2012, according to the register maintained by HSBC Holdings pursuant to section 336 of the Securities and Futures Ordinance of Hong Kong:

•

JPMorgan Chase & Co. gave notice on 30 May 2012 that on 22 May 2012 it had the following interests in HSBC Holdings ordinary shares: a long position of 1,223,415,421 shares; a short position of 62,908,403 shares; and a lending pool of 964,993,499 shares, each representing 6.74%, 0.35% and 5.31%, respectively, of the ordinary shares in issue at that date; and

•

BlackRock, Inc. gave notice on 14 March 2012 that on 8 March 2012 it had the following interests in HSBC Holdings ordinary shares: a long position of 1,070,691,325 shares and a short position of 16,175,072 shares, each representing 5.94% and 0.09%, respectively, of the ordinary shares in issue at that date.

4	Dealings in HSBC Holdings shares

Except for dealings as intermediaries by HSBC Bank plc and The Hongkong and Shanghai Banking Corporation Limited, which are members of a European Economic Area exchange, neither HSBC Holdings nor any subsidiary undertaking has purchased, sold or redeemed any securities of HSBC Holdings during the six months to 30 June 2012.

5	First interim dividend for 2012

The first interim dividend for 2012 of US$0.09 per ordinary share was paid on 5 July 2012.

HSBC HOLDINGS PLC

Additional Information (continued)

6	Second interim dividend for 2012

The Directors have declared a second interim dividend for 2012 of US$0.09 per ordinary share. The second interim dividend will be payable on 4 October 2012 to holders of record on 16 August 2012 on the Hong Kong Overseas Branch Register and 17 August 2012 on the Principal Register in the United Kingdom or the Bermuda Overseas Branch Register. The dividend will be payable in cash, US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 24 September 2012, and with a scrip dividend alternative. Particulars of these arrangements will be sent to shareholders on or about 29 August 2012 and elections must be received by 19 September 2012.

The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 4 October 2012 to the holders of record on 17 August 2012. The dividend will be payable by Euroclear France in cash, in euros, at the forward exchange rate quoted by HSBC France on 24 September 2012, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 13 August and 22 August 2012.

The dividend will be payable on ADSs, each of which represents five ordinary shares, on 4 October 2012 to holders of record on 17 August 2012. The dividend of US$0.45 per ADS will be payable by the depositary in cash, in US dollars or as a scrip dividend of new ADSs. Elections must be received by the depositary on or before 13 September 2012. Alternatively, the cash dividend may be invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

Ordinary shares will be quoted ex-dividend in London, Hong Kong, Paris and Bermuda on 15 August 2012. The ADSs will be quoted ex-dividend in New York on 15 August 2012.

Any person who has acquired ordinary shares registered on the Hong Kong Overseas Branch Register but who has not lodged the share transfer with the Hong Kong Branch Registrar should do so before 4.00pm on 16 August 2012 in order to receive the dividend.

Any person who has acquired ordinary shares registered on the Principal Register in the United Kingdom or on the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar or the Bermuda Overseas Branch Registrar respectively, should do so before 4.00pm on 17 August 2012 in order to receive the dividend.

Removals of ordinary shares may not be made to or from the Hong Kong Overseas Branch Register on 17 August 2012. Accordingly any person who wishes to remove ordinary shares to the Hong Kong Overseas Branch Register must lodge the removal request with the Principal Registrar in the United Kingdom or the Bermuda Branch Registrar by 4.00pm on 15 August 2012; any person who wishes to remove ordinary shares from the Hong Kong Overseas Branch Register must lodge the removal request with the Hong Kong Branch Registrar by 4.00pm on 16 August 2012.

Transfers of ADSs must be lodged with the depositary by 12 noon on 17 August 2012 in order to receive the dividend.

7	Proposed interim dividends for 2012

The Board has adopted a policy of paying quarterly dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. The proposed timetables for dividends payable on the ordinary shares in respect of 2012 that have not yet been declared are:

	Third interim dividend for 2012	Fourth interim dividend for 2012

Announcement	9 October 2012	4 March 2013
Shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda	24 October 2012	20 March 2013
ADSs quoted ex-dividend in New York	24 October 2012	20 March 2013
Record date in Hong Kong	25 October 2012	21 March 2013
Record date in London, New York, Paris and Bermuda[1]	26 October 2012	22 March 2013
Payment date	12 December 2012	8 May 2013

1	Removals to and from the Overseas Branch Register of shareholders in Hong Kong will not be permitted on these dates.

HSBC HOLDINGS PLC

Additional Information (continued)

8	Interim Management Statement

An Interim Management Statement is expected to be issued on 5 November 2012.

9	Final results

The results for the year to 31 December 2012 are expected to be announced on Monday 4 March 2013.

10	Corporate governance

HSBC is committed to high standards of corporate governance.

Throughout the six months to 30 June 2012, HSBC Holdings has complied with the applicable code provisions of The UK Corporate Governance Code issued by the Financial Reporting Council. HSBC Holdings also complied with the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (‘Hong Kong Code’), from 1 January 2012 until its amendment on 1 April 2012 and with the amended Hong Kong Code from 1 April 2012 to 30 June 2012, save that the Group Risk Committee (all the members of which are independent non-executive Directors), which was established in accordance with the recommendations of the Report on Governance in UK banks and other financial industry entities, is responsible for the oversight of internal control (other than internal controls over financial reporting) and risk management systems (Hong Kong Code provision C.3.3 paragraphs (f), (g) and (h)). If there were no Group Risk Committee, these matters would be the responsibility of the Group Audit Committee. At its meeting on 24 May 2012, the Board adopted Terms of Reference and approved a shareholder communication policy as required under the amended Hong Kong Code.

The Board of HSBC Holdings has adopted a code of conduct for transactions in HSBC Group securities by Directors. The code of conduct complies with The Model Code in the Listing Rules of the Financial Services Authority and with The Model Code for Securities Transactions by Directors of Listed Issuers (‘Hong Kong Model Code’) set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that The Stock Exchange of Hong Kong Limited has granted certain waivers from strict compliance with the Hong Kong Model Code. The waivers granted by The Stock Exchange of Hong Kong Limited primarily take into account accepted practices in the UK, particularly in respect of employee share plans. Following specific enquiry, each Director has confirmed that he or she has complied with the code of conduct for transactions in HSBC Group securities throughout the period, save that, on 15 June 2012, an independent non-executive Director acquired an interest as beneficial owner in 3,950 retail bonds and as non-beneficial owner in 1,170 retail bonds of RMB10,000 each issued by HSBC Bank plc before giving notification and receiving written clearance to deal. All Directors have since been reminded of their obligations under the code of conduct for transactions in HSBC Group securities.

There have been no material changes to the information disclosed in the Annual Report and Accounts 2011 in respect of the number and remuneration of employees, remuneration policies, bonus and share option plans and training schemes.

The biographies of Directors on pages 205 to 210 and include changes during 2012 and the updated information required pursuant to rule 13.51B (1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

11	Going concern basis

The financial statements are prepared on the going concern basis, as the Directors are satisfied that the Group has the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including projections of profitability, cash flows and capital resources. Further information relevant to the assessment is provided elsewhere in this Interim Report 2012.

In particular, HSBC’s principal activities, business and operating models, strategic direction and top and emerging risks are addressed in the ‘Overview’ section; a financial summary, including a review of the consolidated income statement and consolidated balance sheet, is provided in the ‘Interim Management Report’ section; HSBC’s objectives, policies and processes for managing credit, liquidity and market risk are described in the ‘Risk’ section; and HSBC’s approach to capital management and allocation is described in the ‘Capital’ section.

HSBC HOLDINGS PLC

Additional Information (continued)

12	Telephone and online share dealing service

For shareholders on the Principal Register who are resident in the UK, Channel Islands or Isle of Man with a UK, Channel Islands or Isle of Man postal address, and who hold an HSBC Bank personal current account, the HSBC InvestDirect share dealing service is available for buying and selling HSBC Holdings ordinary shares. Details are available from: HSBC InvestDirect, PO Box 1683, Frobisher House, Nelson Gate, Commercial Road, Southampton, SO15 9DG, UK telephone : 08456 080 848, overseas telephone: + 44 (0) 1226 261090, web: www.hsbc.co.uk/shares.

13	Stock symbols

HSBC Holdings plc ordinary shares of US$0.50 trade under the following stock symbols:

London Stock Exchange	HSBA
Hong Kong Stock Exchange	5
New York Stock Exchange (ADS)	HBC
Euronext Paris	HSB
Bermuda Stock Exchange	HSBC

14	Copies of the Interim Report 2012 and shareholder enquiries and communications

Further copies of the Interim Report 2012 may be obtained from Global Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; from Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen’s Road Central, Hong Kong; or from Employee Communications, HSBC – North America, 26525 North Riverwoods Boulevard, Mettawa, Illinois 60045, USA. The Interim Report 2012 may also be downloaded from the HSBC website, www.hsbc.com.

Shareholders may at any time choose to receive corporate communications in printed form or to receive a notification of their availability on HSBC’s website. To receive future notifications of the availability of a corporate communication on HSBC’s website by email, or revoke or amend an instruction to receive such notifications by email, go to www.hsbc.com/ecomms. If you provide an email address to receive electronic communications from HSBC, we will also send notifications of your dividend entitlements by email. If you received a notification of the availability of this document on HSBC’s website and would like to receive a printed copy, or if you would like to receive future corporate communications in printed form, please write or send an email to the appropriate Registrars at the address given below. Printed copies will be provided without charge.

Any enquiries relating to your shareholdings on the share register, for example transfers of shares, change of name or address, lost share certificates or dividend cheques, should be sent to the Registrars at the address given below. The Registrars offer an online facility, Investor Centre, which enables shareholders to manage their shareholding electronically.

Principal Register	Hong Kong Overseas Branch Register	Bermuda Overseas Branch Register

Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZZ United Kingdom	Computershare Hong Kong Investor Services Limited Rooms 1712-1716, 17th Floor Hopewell Centre 183 Queen’s Road East Hong Kong	Investor Relations Team HSBC Bank Bermuda Limited 6 Front Street Hamilton HM 11 Bermuda

Telephone: +44 (0) 870 702 0137 Email via website: www.investorcentre.co.uk/contactus Investor Centre: www.computershare.com/investor/uk	Telephone: +852 2862 8555 Email: hsbc.ecom@computershare.com.hk Investor Centre: www.computershare.com/hk/investors	Telephone: +1 441 299 6737 Email: hbbm.shareholder.services@hsbc.bm Investor Centre: www.computershare.com/investor/bm

HSBC HOLDINGS PLC

Additional Information (continued)

Any enquiries relating to ADSs should be sent to the depositary at:

The Bank of New York Mellon

PO Box 358516

Pittsburgh

PA 15252-8516

USA

Telephone (US): +1 877 283 5786

Telephone (international): 201 680 6825

Email: shrrelations@bnymellon.com

Website: www.bnymellon.com/shareowner

Any enquiries relating to shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, should be sent to the paying agent:

HSBC France

103 avenue des Champs Elysées

75419 Paris Cedex 08

France

Telephone: +33 1 40 70 22 56

Email: ost-agence-des-titres-hsbc-reims.hbfr-do@hsbc.fr

Website: www.hsbc.fr

A Chinese translation of this and future documents may be obtained on request from the Registrars. Please also contact the Registrars if you have received a Chinese translation of this document and do not wish to receive such translations in the future.

Persons whose shares are held on their behalf by another person may have been nominated to receive communications from HSBC pursuant to section 146 of the UK Companies Act 2006 (‘nominated person’). The main point of contact for a nominated person remains the registered shareholder (for example your stockbroker, investment manager, custodian or other person who manages the investment on your behalf). Any changes or queries relating to a nominated person’s personal details and holding (including any administration thereof) must continue to be directed to the registered shareholder and not HSBC’s Registrars. The only exception is where HSBC, in exercising one of its powers under the UK Companies Act 2006, writes to a nominated person directly for a response.

HSBC HOLDINGS PLC

Additional Information (continued)

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HSBC HOLDINGS PLC

Additional Information (continued)

Abbreviations

A
ABS[1]	Asset-backed security
ADS	American Depositary Share
AIEA	Average interest-earning assets
ALCM	Asset, Liability and Capital Management
ALCO	Asset and Liability Management Committee
AML	Anti-money laundering
ARM[1]	Adjustable-rate mortgage

B
Barion	Barion Funding Limited, a term funding vehicle
Basel Committee	Basel Committee on Banking Supervision
Basel I	1988 Basel Capital Accord
Basel II1	2006 Basel Capital Accord
Basel III[1]	Basel Committee’s reforms to strengthen global capital and liquidity rules
BBA	British Bankers’ Association
BoCom	Bank of Communications Co., Limited, one of China’s largest banks
bps	Basis points. One basis point is equal to one-hundredth of a percentage point
BSA	Bank Secrecy Act (US)

C
CCP[1]	Central counterparty
CDO[1]	Collateralised debt obligation
CDPC[1]	Credit derivative product companies
CDS[1]	Credit default swap
CET1[1]	Common equity tier 1 ratio
CGU	Cash-generating unit
CMB	Commercial Banking, a global business
CML[1]	Consumer Mortgage and Lending (US)
COREP[1]	Common Reporting
CP1	Commercial paper
CPI	Consumer price index
CRD	Capital Requirements Directive
CRR[1]	Customer risk rating
CVA[1]	Credit valuation adjustment

D
DLG	Defined liquidity group
DoJ	Department of Justice (US)
DPF	Discretionary participation feature of insurance and investment contracts

E
EAD[1]	Exposure at default
EBA	European Banking Authority
EL1	Expected loss
EU	European Union
EURIBOR	European Interbank Offered Rates

F
Fannie Mae	Federal National Mortgage Association (US)
FICO	A US credit scoring system that assesses the creditworthiness of borrowers.
FINREP[1]	Financial Reporting
Freddie Mac	Federal Home Loan Mortgage Corporation (US)
FSA	Financial Services Authority (UK)
FTSE	Financial Times Stock Exchange index

G
G20	Leaders, finance ministers and central bank governors of the Group of Twenty countries
GB&M	Global Banking and Markets, a global business
GDP	Gross domestic product
Ginnie Mae	Government National Mortgage Association (US)
Global Markets	HSBC’s treasury and capital markets services in Global Banking and Markets
GMB	Group Management Board
GPB	Global Private Banking, a global business
Group	HSBC Holdings together with its subsidiary undertakings
G-SIB[1]	Global systemically important bank
GSE[1]	Government-sponsored enterprises

HSBC HOLDINGS PLC

Additional Information (continued)

Abbreviation	Brief description

H
HELoC[1]	Home equity lines of credit
HIBOR	Hong Kong Interbank Offered Rate
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HRTM[1]	Historical rating transition matrices
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Assurances	HSBC Assurances Vie, comprising Erisa S.A., the French life insurer, and Erisa I.A.R.D., the property and casualty insurer (together, formerly Erisa)
HSBC Bank	HSBC Bank plc, formerly Midland Bank plc
HSBC Bank Bermuda	HSBC Bank Bermuda Limited, formerly The Bank of Bermuda Limited
HSBC Bank USA	HSBC’s retail bank in the US, HSBC Bank USA, N.A. (formerly HSBC Bank USA, Inc.)
HSBC Canada	The sub-group, HSBC Bank Canada, HSBC Trust Company Canada, HSBC Mortgage Corporation Canada, HSBC Securities Canada and HSBC Financial Co. Canada, consolidated for liquidity purposes
HSBC Finance	HSBC Finance Corporation, the US consumer finance company (formerly Household International, Inc.)
HSBC France	HSBC’s French banking subsidiary, formerly CCF S.A.
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC Oman	HSBC’s operations in the Sultanate of Oman
HSBC USA	The sub-group, HSBC USA Inc and HSBC Bank USA, consolidated for liquidity purposes

I
IAS	International Accounting Standards
IASB	International Accounting Standards Board
ICB	Independent Commission on Banking
IFRSs	International Financial Reporting Standards
IMM[1]	Internal model method
Industrial Bank	Industrial Bank Co. Limited, a national joint-stock bank in mainland China in which Hang Seng Bank Limited has a shareholding
IRB[1]	Internal ratings-based

K
KPMG	KPMG Audit Plc and its affiliates

L
LGD[1]	Loss given default
LIBOR	London Interbank Offered Rate
LTV[1]	Loan-to-value ratio

M
M&S Money	Marks and Spencer Retail Financial Services Holdings Limited
Madoff Securities	Bernard L Madoff Investment Securities LLC
Mainland China	People’s Republic of China excluding Hong Kong
Malachite	Malachite Funding Limited, a term funding vehicle
Mazarin	Mazarin Funding Limited, an asset-backed CP conduit
MBS[1]	US mortgage-backed security
MENA	Middle East and North Africa
Monoline[1]	Monoline insurance company
MSCI	Morgan Stanley Capital International index
MTN[1]	Medium term notes

O
OFAC	Office of Foreign Assets Control (US)
OIB	Oman International Bank S.A.O.G.
OIS[1]	Overnight index swap
OTC[1]	Over-the-counter

P
PD1	Probability of default
Ping An	Ping An Insurance (Group) Company of China, Ltd., the second-largest life insurer in the People’s Republic of China
PPI	Payment protection insurance product
Premier	HSBC Premier, HSBC’s premium personal global banking service
PVIF	Present value of in-force long-term insurance business

HSBC HOLDINGS PLC

Additional Information (continued)

Abbreviation	Brief description

R
RBWM	Retail Banking and Wealth Management, a global business
Repo[1]	Sale and repurchase transaction
Restricted Shares[1]	Awards of Restricted Shares define the number of HSBC Holdings ordinary shares to which the employee will become entitled, generally between one and three years from the date of the award, and normally subject to the individual remaining in employment
Reverse repo	Security purchased under commitments to sell
RMBS	Residential mortgage-backed securities
RoRWA	Return on average risk-weighted assets
RWA[1]	Risk-weighted assets

S
S&P	Standard and Poor’s rating agency
SEC	Securities and Exchange Commission (US)
SIC	Securities investment conduit
SIV[1]	Structured investment vehicle
SME	Small and medium-sized enterprise
Solitaire	Solitaire Funding Limited, a special purpose entity managed by HSBC
SPE[1]	Special purpose entity

T
TGLAC	Total gross loans and advances to customers

U
UAE	United Arab Emirates
UK	United Kingdom
US	United States of America

V
VAR[1]	Value at risk

1	For full definitions, see page 281.

HSBC HOLDINGS PLC

Additional Information (continued)

Glossary

Term	Definition

A

Adjustable-rate mortgages (‘ARM’s)	Mortgage loans in the US on which the interest rate is periodically changed based on a reference price. These are included within ‘affordability mortgages’.

Affordability mortgages	Mortgage loans where the customer’s monthly payments are set out at a low initial rate, either variable or fixed, before resetting to a higher rate once the introductory period is over.

Agency exposures

Exposures to near or quasi-government agencies including public sector entities fully owned by governments carrying out non-commercial activities, provincial and local government authorities, development banks and funds set up by government.

Alt-A	A US description for loans regarded as lower risk than sub-prime, but with higher risk characteristics than lending under normal criteria.

Arrears

Customers are said to be in arrears (or in a state of delinquency) when they are behind in fulfilling their obligations, with the result that an outstanding loan is unpaid or overdue. When a customer is in arrears, the total outstanding loans on which payments are overdue are described as delinquent.

Asset-backed securities (‘ABS’s)

Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages.

B

Back-testing	A statistical technique used to monitor and assess the accuracy of a model, and how that model would have performed had it been applied in the past.

Bail-inable debt

Bail-in refers to imposition of losses at the point of non-viability (but before insolvency) on bank liabilities (‘bail-inable debt’) that are not exposed to losses while the institution remains a viable, going concern. Whether by way of write-down or conversion into equity, this has the effect of recapitalising the bank (although it does not provide any new funding).

Bank levy

A levy that applies to UK banks, building societies and the UK operations of foreign banks from 1 January 2011. The amount payable is based on a percentage of the group’s consolidated liabilities and equity at 31 December 2011 after deducting certain items the most material of which are those related to insured deposit balances, tier 1 capital, insurance liabilities, high quality liquid assets and items subject to a legally enforceable net settlement agreement.

Basel II

The capital adequacy framework issued by the Basel Committee on Banking Supervision in June 2006 in the form of the ‘International Convergence of Capital Measurement and Capital Standards’, amended by subsequent changes to the capital requirements for market risk and re-securitisations, commonly known as Basel 2.5, which took effect 31 December 2011.

Basel III

In December 2010, the Basel Committee issued Basel III rules: a global regulatory framework for more resilient banks and banking systems’ and ‘International framework for liquidity risk measurement, standards and monitoring’. Together these documents present the Basel Committee’s reforms to strengthen global capital and liquidity rules with the goal of promoting a more resilient banking sector. In June 2011, the Basel Committee issued a revision to the former document setting out the finalised capital treatment for counterparty credit risk in bilateral trades. The Basel III requirements will be phased in starting on 1 January 2013 with full implementation by 1 January 2019.

C

Capital conservation buffer

A capital buffer, prescribed by regulators under Basel III, and designed to ensure banks build up capital buffers outside periods of stress which can be drawn down as losses are incurred. Should a bank’s capital levels fall within the capital conservation buffer range, capital distributions will be constrained by the regulators.

Capital planning buffer

A capital buffer, prescribed by the FSA under Basel II, and designed to ensure banks build up capital buffers outside periods of stress which can be drawn down as losses are incurred. Should a bank’s capital levels fall within the capital planning buffer range, a period of heightened regulatory interaction would be triggered.

Central counterparty (‘CCP’)	An intermediary between a buyer and a seller (generally a clearing house).

Collateralised debt obligation (‘CDO’)

A security issued by a third-party which references ABSs and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.

Collectively assessed impairment

Impairment assessment on a collective basis for homogeneous groups of loans that are not considered individually significant and to cover losses which have been incurred but have not yet been identified on loans subject to individual assessment.

Commercial paper (‘CP’)

An unsecured, short-term debt instrument issued by a corporation, typically for the financing of accounts receivable, inventories and meeting short-term liabilities. The debt is usually issued at a discount, reflecting prevailing market interest rates.

Commercial real estate	Any real estate investment, comprising buildings or land, intended to generate a profit, either from capital gain or rental income.

Common equity tier 1 capital (‘CET1’)

The highest quality form of regulatory capital under Basel III that comprises common shares issued and related share premium, retained earnings and other reserves excluding the cash flow hedging reserve, less specified regulatory adjustments.

Common reporting (‘COREP’)	Harmonised European reporting framework established in the Capital Requirements Directives, to be mandated by the European Banking Authority.

HSBC HOLDINGS PLC

Additional Information (continued)

Term	Definition

Conduits

HSBC sponsors and manages multi-seller conduits and securities investment conduits (‘SIC’s). The multi-seller conduits hold interests in diversified pools of third-party assets such as vehicle loans, trade receivables and credit card receivables funded through the issuance of short-dated commercial paper and supported by a liquidity facility. The SICs hold predominantly asset-backed securities referencing such items as commercial and residential mortgages, vehicle loans and credit card receivables funded through the issuance of both long-term and short-term debt.

Constant net asset value fund	A fund that prices its assets on an amortised cost basis, subject to the amortised book value of the portfolio remaining within 50 basis points of its market value.

Consumer Mortgage and Lending (‘CML’)

In the US, the CML portfolio consists of our Consumer Lending and Mortgage Services businesses, which are in run-off.

The Consumer Lending business offered secured and unsecured loan products, such as first and second lien mortgage loans, open-ended home equity loans and personal non-credit card loans through branch locations and direct mail. The majority of the mortgage lending products were for refinancing and debt consolidation rather than home purchases. In the first quarter of 2009, we discontinued all originations by our Consumer Lending business.

Prior to the first quarter of 2007, when we ceased new purchase activity, the Mortgage Services business purchased non-conforming first and second lien real estate secured loans from unaffiliated third parties. The business also included the operations of Decision One Mortgage Company (‘Decision One’), which historically originated mortgage loans sourced by independent mortgage brokers and sold these to secondary market purchasers. Decision One ceased originations in September 2007.

Contractual maturities	The date on which the final payment (principal or interest) of any financial instrument is due to be paid, at which point all the remaining outstanding principal and interest have been repaid.

Core tier 1 capital

The highest quality form of regulatory capital, under Basel II, that comprises total shareholders’ equity and related non-controlling interests, less goodwill and intangible assets and certain other regulatory adjustments.

Countercyclical capital buffer

A capital buffer, prescribed by regulators under Basel III, which aims to ensure that capital requirements take account of the macro-financial environment in which banks operate. This will provide the banking sector with additional capital to protect it against potential future losses, when excess credit growth in the financial system as a whole is associated with an increase in system-wide risk.

Credit default swap (‘CDS’)

A derivative contract whereby a buyer pays a fee to a seller in return for receiving a payment in the event of a defined credit event (e.g. bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency) on an underlying obligation (which may or may not be held by the buyer).

Credit derivative product company (‘CDPC’)	Independent company that specialises in selling credit default protection on corporate exposures in the form of credit derivatives.

Credit enhancements	Facilities used to enhance the creditworthiness of financial obligations and cover losses due to asset default.

Credit risk

Risk of financial loss if a customer or counterparty fails to meet a payment obligation under a contract. It arises mainly from direct lending, trade finance and leasing business, but also from products such as guarantees, derivatives and debt securities.

Credit risk mitigation	A technique to reduce the credit risk associated with an exposure by application of credit risk mitigants such as collateral, guarantee and credit protection.

Credit risk spread

The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality. The yield spread between securities with the same coupon rate and maturity structure but with different associated credit risks. The yield spread rises as the credit rating worsens.

Credit valuation adjustment (‘CVA’)	An adjustment to the valuation of OTC derivative contracts to reflect the creditworthiness of OTC derivative counterparties. Formerly described as ‘Credit Risk Adjustment’.

Customer deposits	Money deposited by account holders. Such funds are recorded as liabilities.

Customer remediation

Customer remediation refers to activities carried out by HSBC to compensate customers for losses or damages associated with a failure to comply with regulations or to treat a customer fairly. Customer remediation is initiated by HSBC in response to customer complaints and/or industry developments in sales practices and not necessarily initiated by regulatory action.

Customer risk rating (‘CRR’)	A scale of 23 grades measuring internal obligor probability of default.

D

Debt restructuring

A restructuring by which the terms and provisions of outstanding debt agreements are changed. This is often done in order to improve cash flow and the ability of the borrower to repay the debt. It can involve altering the repayment schedule as well as debt or interest charge reduction.

Debt securities	Financial assets on the Group’s balance sheet representing certificates of indebtedness of credit institutions, public bodies or other undertakings, excluding those issued by central banks.

Debt securities in issue	Transferable certificates of indebtedness of the Group to the bearer of the certificates. These are financial liabilities of the Group and include certificates of deposits.

Debit valuation adjustment	An adjustment made by an entity to the valuation of OTC derivative liabilities to reflect within fair value the entity’s own credit risk.

Deed-in-lieu	An arrangement in which a borrower surrenders the deed for a property to the lender without going through foreclosure proceedings and is subsequently released from any further obligations on the loan.

Defined benefit obligation	The present value of expected future payments required to settle the obligations of a defined benefit plan resulting from employee service.

Delinquency	See ‘Arrears’.

HSBC HOLDINGS PLC

Additional Information (continued)

Term	Definition

E

Economic capital	The internally calculated capital requirement which is deemed necessary by HSBC to support the risks to which it is exposed.

Economic profit	The difference between the return on financial capital invested by shareholders and the cost of that capital. Economic profit may be expressed as a whole number or as a percentage.

Equity risk	The risk arising from positions, either long or short, in equities or equity-based instruments, which create exposure to a change in the market price of the equities or equity instruments.

Expected loss (‘EL’)

A regulatory calculation of the amount expected to be lost on an exposure using a 12-month time horizon and downturn loss estimates. EL is calculated by multiplying the Probability of Default (a percentage) by the Exposure at Default (an amount) and Loss Given Default (a percentage).

Exposure	A claim, contingent claim or position which carries a risk of financial loss.

Exposure at default (‘EAD’)

The amount expected to be outstanding after any credit risk mitigation, if and when the counterparty defaults. EAD reflects drawn balances as well as allowance for undrawn amounts of commitments and contingent exposures.

F

Fair value adjustment

An adjustment to the fair value of a financial instrument which is determined using a valuation technique (level 2 and level 3) to include additional factors that would be considered by a market participant that are not incorporated within the valuation model.

Financial Reporting (‘FINREP’)

Harmonised European reporting framework, endorsed by the European Union, applicable to firms reporting their published financial statements in accordance with IAS or IFRS and will be used to obtain a comprehensive view of a firm’s risk profile.

First lien

A security interest granted over an item of property to secure the repayment of a debt that places its holder first in line to collect repayment from the sale of the underlying collateral in the event of a default on the debt.

Five filters

An internal measure designed to improve capital deployment across the Group. This examines the strategic relevance of each business in each country, in terms of connectivity and economic development, and the current returns, in terms of profitability, cost efficiency and liquidity.

Forbearance strategies

Strategies that are employed in order to improve the management of customer relationships, maximise collection opportunities and, if possible, avoid default, foreclosure or repossession. Such arrangements include extended payment terms, a reduction in interest or principal repayments, approved external debt management plans, debt consolidations, the deferral of foreclosures, other modifications and re-ages.

FSA standard rules	The method prescribed by the FSA for calculating market risk capital requirements in the absence of VAR model approval.

Funded exposures	A funded exposure is one where the notional amount of a contract is or has been exchanged.

Funding risk	A form of liquidity risk arising when the liquidity needed to fund illiquid asset positions cannot be obtained at the expected terms and when required.

G

Global Systemically Important Bank (‘G-SIB’)

A bank that meets the criteria defined in the Basel Committee’s final rules set out in their 4 November 2011 document ‘Global systemically important banks: Assessment methodology and the additional loss absorbency requirement’. At 31 December 2011, the official list of such banks comprised the 29 names, which include HSBC, published by the Financial Stability Board also on 4 November 2011. The Financial Stability Board is co-ordinating, on behalf of the G20 Group of Governors and Heads of Supervision (‘GHOS’), the overall set of measures to reduce the moral hazard and risks to the global financial system posed by global systemically important financial institutions (‘G-SIFI’s) of all kinds.

Government-sponsored enterprises (‘GSE’s)

A group of financial services enterprises created by the US Congress. Their function is to reduce the cost of capital for certain borrowing sectors of the economy, and to make them more efficient and transparent. Examples in the residential mortgage borrowing segment are Freddie Mac and Fannie Mae. GSEs carry the implicit backing, but are not direct obligations, of the US Government.

GPSP awards

Awards that define the number HSBC Holdings ordinary shares to which the employee will become entitled, generally five years from the date of the award, and normally subject to the individual remaining in employment. The shares to which the employee becomes entitled are subject to a retention requirement until cessation of employment.

H

Haircuts

A discount applied by management when determining the amount at which an asset can be realised. The discount takes into account the method of realisation including the extent to which an active market for the asset exists.

Historical rating transition matrices (‘HRTM’)	HRTMs show the probability of a counterparty with a particular rating moving to a different rating over a defined time horizon.

Home Equity Lines of Credit (‘HELoC’s)

A form of revolving credit facility provided to US customers, which is supported in the majority of cases by a second lien or lower ranking charge over residential property. Holdings of HELoCs are classified as sub-prime.

HSBC HOLDINGS PLC

Additional Information (continued)

Term	Definition

I

Impaired loans	Loans where the Group does not expect to collect all the contractual cash flows or expects to collect them later than they are contractually due.

Impairment allowances	Management’s best estimate of losses incurred in the loan portfolios at the balance sheet date.

Individually assessed impairment	Exposure to loss is assessed on all individually significant accounts and all other accounts that do not qualify for collective assessment.

Insurance risk

A risk, other than a financial risk, transferred from the holder of a contract to the insurance provider. The principal insurance risk is that, over time, the combined cost of claims, administration and acquisition of the contract may exceed the aggregate amount of premiums received and investment income.

Internal Capital Adequacy Assessment Process	The Group’s own assessment of the levels of capital that it needs to hold through an examination of its risk profile from regulatory and economic capital viewpoints.

Internal Model Method (‘IMM’)	One of three approaches defined by Basel II to determine exposure values for counterparty credit risk.

Internal ratings-based approach (‘IRB’)	A method of calculating credit risk capital requirements using internal, rather than supervisory, estimates of risk parameters.

Invested capital	Equity capital invested in HSBC by its shareholders, adjusted for certain reserves and goodwill previously amortised or written off.

IRB advanced approach	A method of calculating credit risk capital requirements using internal PD, LGD and EAD models.

IRB foundation approach	A method of calculating credit risk capital requirements using internal PD models but with supervisory estimates of LGD and conversion factors for the calculation of EAD.

ISDA	International Swaps and Derivatives Association.

ISDA Master agreement	Standardised contract developed by ISDA used as an umbrella contract under which bilateral derivatives contracts are entered into.

K

Key management personnel	Directors and Group Managing Directors of HSBC Holdings.

L

Legacy credit in GB&M

A separately identifiable, discretely managed business comprising Solitaire Funding Limited, the securities investment conduits, the asset-backed securities trading portfolios and credit correlation portfolios, derivative transactions entered into directly with monoline insurers, and certain other structured credit transactions.

Legal proceedings

Legal proceedings include civil court, arbitration or tribunal proceedings brought against HSBC companies (whether by way of claim or counterclaim) or civil disputes that may, if not settled, result in court, arbitration or tribunal proceedings.

Level 1 – quoted market price	Financial instruments with quoted prices for identical instruments in active markets.

Level 2 – valuation technique using observable inputs

Financial instruments with quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in inactive markets and financial instruments valued using models where all significant inputs are observable.

Level 3 – valuation technique with significant unobservable inputs	Financial instruments valued using valuation techniques where one or more significant inputs are unobservable.

Leveraged finance	Funding provided for entities with higher than average indebtedness, which typically arises from sub-investment grade acquisitions or event-driven financing.

Leverage ratio

A measure, prescribed by regulators under Basel III, which is the ratio of tier 1 capital to total exposures. Total exposures include on-balance sheet items, off-balance sheet items and derivatives, and should generally follow the accounting measure of exposure. This supplementary measure to the risk-based capital requirements is intended to constrain the build-up of excess leverage in the banking sector.

Liquidity coverage ratio (‘LCR’)

The ratio of the stock of high quality liquid assets to expected net cash outflows over the following 30 days. High quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. The Basel III rules require this ratio to be at least 100% with effect from 2015. The LCR is still subject to an observation period and review to address any unintended consequences.

Liquidity risk

The risk that HSBC does not have sufficient financial resources to meet its obligations as they fall due, or will have to do so at an excessive cost. This risk arises from mismatches in the timing of cash flows.

Loan modification

An account management action that results in a change to the original terms and conditions of a loan either temporarily or permanently without resetting its delinquency status, except in case of a ‘modification re-age’ where delinquency status is also reset to up-to-date. Account modifications may include revisions to one or more terms of the loan including, but not limited to, a change in interest rate, extension of the amortisation period, reduction in payment amount and partial forgiveness or deferment of principal.

Loan re-age

An account management action that results in the resetting of the contractual delinquency status of an account to up-to-date upon fulfilment of certain requirements which indicate that payments are expected to be made in accordance with the contractual terms.

Loan-to-value ratio (‘LTV’)

A calculation that expresses the amount of the loan as a percentage of the value of security. A high LTV indicates that there is less cushion to protect the lender against house price falls or increases in the loan if repayments are not made and interest is added to the outstanding loan balance.

HSBC HOLDINGS PLC

Additional Information (continued)

Term	Definition

Loss given default (‘LGD’)	The estimated ratio (percentage) of the loss on an exposure to the amount outstanding at default (‘EAD’) upon default of a counterparty.

Loss severity

The realised amount of losses incurred (including ancillary amounts owed) when a loan is foreclosed or disposed of through the arrangement with the borrower. The loss severity is represented as a percentage of the outstanding loan balance.

M

Market risk	The risk that movements in market risk factors, including foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices, will reduce income or portfolio values.

Medium term notes (‘MTN’s)	Notes issued by corporates across a range of maturities. MTNs are frequently issued by corporates under MTN Programmes whereby notes are offered on a regular and continuous basis to investors.

Monoline insurers (‘monolines’)

Entities which specialise in providing credit protection to the holders of debt instruments in the event of default by the debt security counterparty. This protection is typically held in the form of derivatives such as CDSs referencing the underlying exposures held.

Mortgage-backed securities (‘MBS’s)

Securities that represent interests in groups of mortgages, which may be on residential or commercial properties. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). When the MBS references mortgages with different risk profiles, the MBS is classified according to the highest risk class.

Mortgage-related assets	Assets which are referenced to underlying mortgages.

Mortgage vintage	The year a mortgage was originated.

N

Negative equity mortgages	Equity is the value of the asset less the outstanding balance on the loan. Negative equity arises when the value of the property purchased is below the balance outstanding on the loan.

Net asset value per share	Total shareholders’ equity, less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue.

Net interest income	The amount of interest received or receivable on assets net of interest paid or payable on liabilities.

Net principal exposure

The gross principal amount of a financial asset after taking account of credit protection purchased but excluding the effect of any counterparty credit valuation adjustment to that protection. It includes assets that benefit from monoline protection, except where this protection is purchased with a CDS.

Net stable funding ratio (‘NSFR’)

The ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. Available stable funding would include items such as equity capital, preferred stock with a maturity of over one year and liabilities with an assessed maturity of over one year. The Basel III rules require this ratio to be over 100% with effect from 2018. The NSFR is still subject to an observation period and review to address any unintended consequences.

Non-conforming mortgages

US mortgages that do not meet normal lending criteria. Examples include mortgages where the expected level of documentation is not provided (such as with income self-certification), or where poor credit history increases the risk and results in pricing at a higher than normal lending rate.

O

Offset mortgages

A flexible type of mortgage where a borrower’s savings balance(s) held at the same institution can be used to offset the mortgage balance owing. The borrower pays interest on the net balance which is calculated by subtracting the credit balance(s) from the debit balance. As part of the offset mortgage a total facility limit is agreed and the borrower may redraw past capital repayments up to this agreed limit.

Overnight Index Swap (‘OIS’) discounting	A method of valuing collateralised interest rate derivatives which uses a discount curve that reflects the overnight interest rate typically earned or paid in respect of collateral received.

Operational risk	The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk.

Over-the-counter (‘OTC’)	A bilateral transaction (e.g. derivatives) that is not exchange traded and that is valued using valuation models.

P

Past due loans and advances	Loans on which repayments are overdue.

Performance Shares	Awards that define the number of HSBC Holdings ordinary shares to which the employee will become entitled subject to satisfaction of corporate performance conditions.

Prime	A US description for mortgages granted to the most creditworthy category of borrowers.

Private equity investments

Equity securities in operating companies not quoted on a public exchange, often involving the investment of capital in private companies or the acquisition of a public company that results in its delisting.

Probability of default (‘PD’)	The probability that an obligor will default within a one-year time horizon.

R

Refi rate	The refi (or refinancing) rate is set by the European Central Bank (‘ECB’) and is the price banks pay to borrow from the ECB.

Regulatory capital	The capital which HSBC holds, determined in accordance with rules established by the FSA for the consolidated Group and by local regulators for individual Group companies.

Regulatory matters

Regulatory matters refer to investigations, reviews and other actions carried out by, or in response to the actions of, regulators or law enforcement agencies in connection with alleged wrongdoing by HSBC.

HSBC HOLDINGS PLC

Additional Information (continued)

Term	Definition

Renegotiated loans	Loans for which the contractual terms have been changed because of significant concerns about the borrower’s ability to meet the contractual payments when due.

Restricted Shares

Awards that define the number of HSBC Holdings ordinary shares to which the employee will become entitled, generally between one and three years from the date of the award, and normally subject to the individual remaining in employment. The shares to which the employee becomes entitled may be subject to a retention requirement.

Retail loans	Money lent to individuals rather than institutions. This includes both secured and unsecured loans such as residential mortgages, overdrafts and credit card balances.

Return on equity	Profit attributable to ordinary shareholders divided by average invested capital.

Risk appetite	An assessment of the types and quantum of risks to which HSBC wishes to be exposed.

Risk-weighted assets (‘RWA’s)	Calculated by assigning a degree of risk expressed as a percentage (risk weight) to an exposure in accordance with the applicable Standardised or IRB approach rules.

Run-off portfolios

Legacy credit in GB&M, the US CML portfolio and other US run-off portfolios, including the treasury services related to the US CML businesses and commercial operations in run-off. Origination of new business in the run-off portfolios has been discontinued and balances are being managed down through attrition and sale.

S

Sale and repurchase agreement (‘repo’)

A repo is a short-term funding agreement that allows a borrower to create a collateralised loan by selling a financial asset to a lender. As part of the agreement the borrower commits to repurchase the security at a date in the future repaying the proceeds of the loan. For the party on the other end of the transaction (buying the security and agreeing to sell in the future) it is a reverse repurchase agreement or a reverse repo.

Seasoning	The emergence of credit loss patterns in portfolios over time.

Second lien

A security interest granted over an item of property to secure the repayment of a debt that is issued against the same collateral as a first lien but that is subordinate to it. In the case of default, repayment for this debt will only be received after the first lien has been repaid.

Securitisation

A transaction or scheme whereby the credit risk associated with an exposure, or pool of exposures, is tranched and where payments to investors in the transaction or scheme are dependent upon the performance of the exposure or pool of exposures. A traditional securitisation involves the transfer of the exposures being securitised to an SPE which issues securities. In a synthetic securitisation, the tranching is achieved by the use of credit derivatives and the exposures are not removed from the balance sheet of the originator.

Short sale

In relation to credit risk management, a ‘short sale’ is an agreement in which a bank permits the borrower to sell the property for less than the amount outstanding under a loan agreement. The proceeds are used to reduce the outstanding loan balance and the borrower is subsequently released from any further obligations on the loan.

Single-issuer liquidity facility	A liquidity or stand-by line provided to a corporate customer which is different from a similar line provided to a conduit funding vehicle.

Sovereign exposures	Exposures to governments, ministries, departments of governments, embassies, consulates and exposures on account of cash balances and deposits with central banks.

Special purpose entities (‘SPE’s)

A corporation, trust or other non-bank entity, established for a narrowly defined purpose, including for carrying on securitisation activities. The structure of the SPE and its activities are intended to isolate its obligations from those of the originator and the holders of the beneficial interests in the securitisation.

Structured finance / notes

An instrument whose return is linked to the level of a specified index or the level of a specified asset. The return on a structured note can be linked to equities, interest rates, foreign exchange, commodities or credit. Structured notes may or may not offer full or partial capital protection in the event of a decline in the underlying index or asset.

Structured Investment Vehicles (‘SIV’s)

Special purpose entities which invest in diversified portfolios of interest-earning assets, generally funded through issues of commercial paper, medium-term notes and other senior debt to take advantage of the spread differentials between the assets in the SIV and the funding cost.

Student loan related assets	Securities with collateral relating to student loans.

Subordinated liabilities	Liabilities which rank after the claims of other creditors of the issuer in the event of insolvency or liquidation.

Sub-prime

A US description for customers with high credit risk, for example those who have limited credit histories, modest incomes, high debt-to-income ratios, high loan-to-value ratios (for real estate secured products) or have experienced credit problems caused by occasional delinquencies, prior charge-offs, bankruptcy or other credit-related problems.

Sustainable cost savings

Permanent cost reductions at a given level of business activity. Sustainable cost savings exclude cost avoidance and revenue and loan impairment charge benefits as these do not represent operational expense reductions. Cost savings resulting from business disposals are not classified as sustainable.

T

Tier 1 capital

A component of regulatory capital, comprising core tier 1 and other tier 1 capital. Other tier 1 capital includes qualifying capital instruments such as non-cumulative perpetual preference shares and hybrid capital securities.

HSBC HOLDINGS PLC

Additional Information (continued)

Term	Definition

Tier 2 capital

A component of regulatory capital, comprising qualifying subordinated loan capital, related non-controlling interests, allowable collective impairment allowances and unrealised gains arising on the fair valuation of equity instruments held as available-for-sale. Tier 2 capital also includes reserves arising from the revaluation of properties.

Troubled debt restructuring

A US description for restructuring a debt whereby the creditor for economic or legal reasons related to a debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider.

U

Unfunded exposures	An exposure where the notional amount of a contract has not been exchanged.

US government agency and US government sponsored enterprises mortgage-related assets	Securities that are guaranteed by US government agencies such as Ginnie Mae, or by US government sponsored entities including Fannie Mae and Freddie Mac.

V

Value-at-risk (‘VAR’)

A measure of the loss that could occur on risk positions as a result of adverse movements in market risk factors (e.g. rates, prices, volatilities) over a specified time horizon and to a given level of confidence.

W

Wholesale lending	Money lent to sovereign borrowers, banks, non-bank financial institutions and corporate entities.

Write-down	Reduction in the carrying value of an asset due to impairment or fair value movements.

Wrong-way risk	An adverse correlation between the counterparty’s probability of default and the mark-to-market value of the underlying transaction.

HSBC HOLDINGS PLC

Additional Information (continued)

Index

A

Accounting

future developments 220

policies 222

standards 220

Anti-money laundering investigations 262

Areas of special interest 121

Asset-backed securities 154, 156

Assets

by geographical region 57

by global business 39

charged as security 250

constant currency/reported reconciliation 34

encumbered 167

held for sale 245

held in custody and under administration 99

liquid 189

maturity analysis 249

movement in 32

trading 228

Associates and joint ventures 29

B

Balance sheet

consolidated 31, 63, 213

data 31, 52h, 53, 63, 69, 76, 82, 89, 95

movement 32

constant currency/reported reconciliation 34

Balance Sheet Management 172

Basel II, III 198

Basis of preparation 39, 219

Business model 10

C

Capital

future developments 199

management 196, 202

measurement and allocation 196, 202

overview 196

ratios 2

regulatory 203

structure 198

tier 1 197

Cash flow

consolidated statement 214

notes 251

Cautionary statement regarding forward-looking

statements 3a

Client assets 50

Combined customer lending and deposits 36

Commercial Banking 43

constant currency/reported profit 13, 52d

Compliance risk 194

Compliance with IFRSs 219

Composition of Group (changes in) 222

Conduits 255

Constant currency 13

Contents – inside front cover

Contingent liabilities, contractual commitments and financial guarantee contracts 253

Copies of the Interim Report 275

Corporate governance 274

Credit derivative product companies 160

Credit quality 139

Credit risk 110, 183

credit exposure 112

Customer accounts 35

D

Daily distribution of trading revenues 169

Dealings in HSBC Holdings shares 272

Defined terms – Inside front cover

Derivatives 240

by product contract type 241

hedging instruments 241

interest rate 249

trading and credit 241

Directors

biographies 205

interests 266

responsibility statement 264

Disposals 37, 38, 56, 98, 252

Dividends 2, 222, 273

E

Earnings per share 2, 223

Economic background

Europe 58

Hong Kong 66

Latin America 95

Middle East and North Africa 79

North America 85

Rest of Asia-Pacific 72

Economic profit/(loss) 36

Equity 33, 215

Equity securities available for sale 170

Estimates and assumptions 220

Europe

assets 57

balance sheet data 63

constant currency/reported profit 14, 97a

customer accounts 35

economic background 58

impairment allowances 147

loans and advances 116

profit before tax 57, 58, 63

review of performance 58

risk-weighted assets 57

Eurozone exposures 121-130

risks 104

Events after the balance sheet date 263

F

Fair values adjustments 231

control framework 230

of financial instruments at fair value 229

of financial instruments not at fair value 237

valuation bases 233

Fee income (net) 21

Final results 274

Financial assets

designated at fair value 23, 239

reclassification 238

Financial highlights 2

Financial instruments

at fair value 23

credit quality 139, 184

Financial investments 243

Financial liabilities designated at fair value 247

Footnotes 100, 180, 201, 218

Forbearance 143, 146, 184

Foreclosed properties in US 137

Foreign exchange rates 18, 31

Funding sources 162, 186

Funds under management 99

G

Gains less losses from financial investments 24

Geographical regions 10, 57, 58, 66, 72, 79, 85, 92, 197

Global businesses 10, 39, 43, 46, 49, 197

Global functions 11

Global Banking and Markets 46

ABSs classified as AFS 154

balance sheet data 52h

constant currency/reported profit 14, 52i

management view 47

Global Private Banking 49

constant currency/reported profit 14

HSBC HOLDINGS PLC

Additional Information (continued)

Glossary 278

Going concern 274

Goodwill impairment 258

Group Chairman’s Statement 4

Group Chief Executive’s Business Review 7

Group Managing Directors 209

H

Held for sale 37, 38, 56, 98, 111

Highlights 1

Hong Kong

assets 57

balance sheet data 69

constant currency/reported profit 14, 97c

customer accounts 35

economic background 66

impairment allowances 147

loans and advances 116

profit before tax 57, 66, 69

review of performance 66

risk-weighted assets 57

HSBC Finance 52c, 134, 145, 164, 271

I

Impairment

allowances and charges 147

by geographical region 147

charges and other credit risk provisions 150

impaired loans 147

methodologies 155, 186

Income from financial instruments designated at fair value

(net) 23

Income statement

consolidated 18, 211

disposals, held for sale and run-off portfolios 38

Independent Commission on Banking 106

Information security 109

Insurance

balance sheet by type of contract 178

claims incurred and movement in liabilities to

    policyholders (net) 26

net earned premiums 24

products 195

risk 176, 195

Interest-earning assets 20

Interest income (net) 20

sensitivity 171, 192

Interest rate repricing gap 173

Interim Management Statement 274

Interim Report 263, 275

Internet crime 108

L

Latin America

assets 57

balance sheet data 95

constant currency/reported profit 14, 97k

customer accounts 35

economic background 92

impairment allowances 147

loans and advances 116

profit before tax 57, 92, 95

review of performance 92

risk-weighted assets 57

Legal proceedings 258

Legal risk 194

Leveraged finance transactions 161, 257

Liabilities

constant currency/reported reconciliation 34

financial liabilities designated at fair value 247

maturity analysis 249

movement in 33

trading 247

LIBOR investigation 263

Liquidity and funding 162

contingent liquidity risk 166

regulation 167

Loans and advances

by country/region 116, 118

by credit quality 139

by industry sector 115, 116

delinquency in the US 138

exposure 113

impaired 147

mortgage lending 134, 136

past due but not impaired 142

personal lending 132, 136

renegotiated 143, 144

to banks 120

to customers 2, 116, 118

wholesale lending 131

Loan impairment charges and other credit risk

provisions 26, 110

M

Madoff 259

Margin 20

Market capitalisation 3

Market risk 168, 190

measures applicable to parent 173

Middle East and North Africa

areas of special interest 131

balance sheet data 82

constant currency/reported profit 14, 97g

customer accounts 35

economic background 79

impairment allowances 147

loans and advances 116

profit/(loss) before tax 57, 79, 82

review of performance 79

risk-weighted assets 57

Money market funds 257

Monoline insurers 159

Mortgage lending 134, 136, 159

Mortgage sales 161

N

Non-GAAP measures 13

Non-trading portfolios 168, 192

North America

assets 57

balance sheet data 89

constant currency/reported profit 14, 97i

customer accounts 35

economic background 85

impairment allowances 147

loans and advances 116

profit before tax 57, 85, 89

review of performance 85

risk-weighted assets 57

Notifiable interests in share capital 272

O

Off-balance sheet arrangements 257

Offsets 114

Operating expenses 28

Operating income (net) 2

Operating income (other) 25

Operational risk 174, 193

‘Other’ segment 51

P

Payment protection insurance 248

Pension scheme 172, 193

Personal lending 132, 136

Pillar 1, 2 and 3 203

Post-employment benefits 223

Preferred securities 31

HSBC HOLDINGS PLC

Additional Information (continued)

Presentation of information 219

Principal activities 10

Profit before tax 2

attributable 2, 211

by country 59, 73, 80, 86, 93

by geographical region 57, 58, 63, 66, 69, 72, 76, 79, 82, 85, 89 by global business 39, 40, 43, 46, 49, 51, 53

consolidated 2

constant currency/reported reconciliations 14

underlying/reported reconciliations 16

Provisions 248

PVIF 25

R

Ratios

advances to core funding 163, 187

capital 2, 31

cost efficiency 3, 29, 58, 66, 72, 79, 85, 92

credit coverage 3

dividends per share 2

earnings per share 2

earnings to combined fixed charges 38a

net assets per share 2, 31

performance 3

return on average risk-weighted assets 3, 37, 40, 43, 46,

    49, 58, 66, 72, 79, 85, 92

returns 2

stressed coverage 164

Reconciliations of reported and underlying revenue, loan

    impairment charges, operating expenses and profit

    before tax 52b, 52c, 52e, 52g, 52j, 52l, 97d, 97f, 97h,

    97j, 97l

Recovery and resolution 200

Regulatory investigations 107

Related parties 99

Reputational risk 195

Rest of Asia-Pacific

assets 57

balance sheet data 76

constant currency/reported profit 14, 97e

customer accounts 35

economic background 72

impairment allowances 147

loans and advances 116

profit before tax 57, 72, 76

review of performance 74

risk-weighted assets 57

Retail Banking and Wealth Management 40

constant currency/reported profit 14

Review of performance 40, 44, 47, 50, 58, 60, 74, 85, 92

Risk policies and practices 183

Risks

appetite 12

compliance 174, 194

contingent liquidity 166, 190

cost efficiency 29

credit 110, 183, 203

credit spread 170, 192

elements in the loan portfolio 161a

factors 11

foreign exchange 173

gap 170

governance 183

information security 109

insurance operations 176

legal 194

liquidity and funding 162, 186

managing risk 103, 130, 183

profile 103

market 168, 190

model 109

operational 109, 174, 204

pension 172, 193

reputational 175, 195

security and fraud 194

top and emerging 11, 104

Risk-weighted assets 31, 39, 57, 196

Run-off portfolios 37, 38, 56, 98

S

Securities litigation 258

Securitisation 153, 185, 204, 256

Segmental analysis 258

Senior management 209

Sensitivity

projected net interest income 171, 190, 192

Share capital – notifiable interests 272

Shareholder enquiries 275

Share information 3

Share option plans

Directors 267

discretionary 271

subsidiary company plans 271

Directors’ interests 266

employee share option plans 269

Shares information 3

Special purpose entities 253

Spread 20

Staff numbers 28, 58, 66, 72, 79, 85, 92

Statement of changes in equity (consolidated) 215

Statement of comprehensive income (consolidated) 212

Stock symbols 275

Strategic direction 11

Commercial Banking 43, 44

Global Banking and Markets 46, 48

Global Private Banking 49, 50

Retail Banking and Wealth Management 40, 42

Stress testing 191

Structural foreign exchange exposures 171, 192

Systemically important banks 199

T

Tax 30, 225

Telephone and online share-dealing service 275

Total shareholder return 3

Trading

activities 199

assets 228

derivatives 241

income (net) 22

liabilities 247

portfolios 168, 191

U

Underlying performance 15

US mortgage-related investigations 260

V

Value at risk 168, 190

Values 12

W

Wholesale lending 131

Y

Yield 20